Exhibit 99.1

As filed with the U.S. Securities and Exchange Commission on [•], 2019

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

Gardner Denver Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3560	46-2393770
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

222 East Erie Street, Suite 500
Milwaukee, Wisconsin 53202
(414) 212-4700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Andrew Schiesl, Esq.
Vice President, General Counsel, Chief Compliance Officer and Secretary
222 East Erie Street, Suite 500
Milwaukee, Wisconsin 53202
(414) 212-4700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Marni J. Lerner, Esq. Mark D. Pflug, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Evan M. Turtz, Esq. Ingersoll-Rand plc 170/175 Lakeview Dr. Airside Business Park Swords, Co. Dublin Ireland +(353)(0) 18707400	Scott A. Barshay, Esq. Steven J. Williams, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 (212) 373-3000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and the date on which all other conditions to the merger described in the enclosed proxy statement/prospectus-information statement have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price		Amount of registration fee
Common Stock, par value $0.01 per share	[•] (1)	[N/A]	$	[•] (2)	$	[•] (3)

(1)	Represents the maximum number of shares of Gardner Denver Holdings, Inc. common stock, par value $0.01 per share, estimated to be issuable upon the completion of the merger described herein.
(2)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rule 457(f)(1) and (f)(3) and 457(c) of the Securities Act. The proposed maximum aggregate offering price of the registrant’s common stock was calculated based upon the high and low prices of shares of Gardner Denver Holdings, Inc. common stock into which shares of common stock of Ingersoll-Rand U.S. HoldCo, Inc. will be exchanged in the merger described herein, as reported on the New York Stock Exchange on [•].
(3)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $129.80 per $1,000,000 of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Gardner Denver Holdings, Inc. (“Gardner Denver”) is filing this registration statement on Form S-4 to register shares of its common stock, par value $0.01 per share, that will be issued in connection with the merger of Charm Merger Sub Inc. (“Merger Sub”), which is a wholly-owned subsidiary of Gardner Denver, with and into Ingersoll-Rand U.S. HoldCo, Inc. (“Ingersoll Rand Industrial”), which is currently a wholly-owned subsidiary of Ingersoll-Rand plc (“Ingersoll Rand”), with Ingersoll Rand Industrial surviving the merger as a wholly-owned subsidiary of Gardner Denver. Pursuant to the instructions on Form S-4, the proxy statement/prospectus-information statement which forms a part of this registration statement is also deemed filed pursuant to Gardner Denver’s obligations under Regulation 14A in connection with Gardner Denver’s special meeting of Gardner Denver stockholders to approve the issuance of Gardner Denver common stock in connection with the merger and related proposals described herein. In addition, Ingersoll Rand Industrial will file a registration statement on Form 10 to register shares of its common stock, par value $0.01 per share, which will be distributed to Ingersoll Rand shareholders pursuant to a spin-off in connection with the merger. In the spin-off, all of Ingersoll Rand shareholders (with certain limited exceptions) would receive a pro rata number of shares of Ingersoll Rand Industrial common stock. Upon distribution, the Ingersoll Rand Industrial common stock will be immediately converted into shares of Gardner Denver common stock in the merger.

The information in this proxy statement/prospectus-information statement is not complete and may be changed. We may not sell the securities offered by this proxy statement/prospectus-information statement until the registration statement filed with the Securities and Exchange Commission (“SEC”) is effective. This proxy statement/prospectus-information statement does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED [•], 2020

MERGER PROPOSED—YOUR VOTE IS IMPORTANT

Dear Fellow Stockholders:

As previously announced, the board of directors of Gardner Denver Holdings, Inc. (“Gardner Denver”) has approved a merger that will combine Gardner Denver with the industrial segment of Ingersoll-Rand plc (“Ingersoll Rand”). To facilitate this merger, Ingersoll Rand will cause specific assets and liabilities of its industrial segment to be transferred to Ingersoll-Rand U.S. HoldCo, Inc. (“Ingersoll Rand Industrial”), a newly formed wholly-owned subsidiary of Ingersoll Rand, and distribute the shares of common stock of Ingersoll Rand Industrial to Ingersoll Rand’s shareholders. Charm Merger Sub Inc., which is a newly formed wholly-owned subsidiary of Gardner Denver, will be merged with and into Ingersoll Rand Industrial, with Ingersoll Rand Industrial surviving such merger as a wholly-owned subsidiary of Gardner Denver.

The merger will result in Gardner Denver acquiring Ingersoll Rand’s industrial business, which includes compressed air and gas systems and services, power tools, material handling systems, fluid management systems, as well as Club Car golf, utility and consumer low-speed vehicles. Following the merger and the approval of Ingersoll Rand’s shareholders of a change in its corporate name, the combined company is expected to be renamed and operate under the Ingersoll Rand name and its common stock is expected to be listed on the New York Stock Exchange under Ingersoll Rand’s existing ticker symbol “IR”. I will be the Chief Executive Officer and will manage, along with executives from both companies, the combined company after the merger. Immediately following the effective time of the merger, the board of directors of the combined company will consist of seven current Gardner Denver directors selected by the Gardner Denver board of directors and three directors selected by Ingersoll Rand.

Pursuant to the Merger Agreement, Gardner Denver will issue an aggregate number of shares of its common stock to Ingersoll Rand shareholders which will result in Ingersoll Rand shareholders owning approximately, but not less than, 50.1% of the shares of Gardner Denver common stock outstanding on a fully-diluted basis upon the closing of the merger. The number of shares to be issued to Ingersoll Rand Industrial stockholders is based on the exchange ratio set forth in the Merger Agreement. In addition, Ingersoll Rand will receive approximately $1.9 billion in cash from Ingersoll Rand Industrial that will be funded by newly-issued debt that is expected to be deemed issued under the Existing Credit Agreement (as defined below) of Gardner Denver upon consummation of the merger.

You are cordially invited to attend the Gardner Denver Holdings, Inc. Special Meeting of Stockholders at        Central time, on       , 2020. For your convenience, we are pleased that the Special Meeting will be a completely virtual meeting, which will be conducted via live audio webcast. You will be able to attend the Special Meeting online, vote your shares electronically and submit your questions during the Special Meeting via a live audio webcast by visiting [www.virtualshareholdermeeting.com/GDI20[•]].

At the special meeting, among other matters, we will ask you to consider and vote on the proposals to approve the issuance of Gardner Denver common stock pursuant to the Merger Agreement. In addition, you will be asked to vote on the amendment and restatement of the Gardner Denver Holdings, Inc. 2017 Omnibus Incentive Plan to increase the number of shares of Gardner Denver common stock issuable thereunder, in order to enable Gardner Denver to do the following: (i) continue to grant equity awards in the combined company under the 2017 Equity Plan and meet our anticipated equity compensation needs given the increase in our employee population as a result of the merger; (ii) grant any equity awards pursuant to the Employee Matters Agreement that do not qualify as “substitute awards” under the terms of the 2017 Equity Plan and therefore count against the share reserve; and fulfill our previously announced commitment to grant equity awards under the 2017 Equity Plan at some point following the closing of the merger to all employees of the combined company who are not already participants in either Gardner Denver's or Ingersoll Rand's equity incentive plans. A notice of the special meeting and proxy statement follow.

Your board of directors believes that the merger should enhance long-term stockholder value through significant expected synergies and revenue growth opportunities. Your board of directors recommends that you vote “FOR” each proposal.

Your vote is very important. We cannot complete the merger unless the issuance of Gardner Denver common stock pursuant to the Merger Agreement is approved by Gardner Denver stockholders at the special meeting. Whether or not you plan to attend the special meeting, we strongly urge you to cast your vote promptly. You may vote over the Internet, as well as by telephone or by mail. If you just sign, date and submit your proxy card without voting instructions, your shares will be voted “FOR” each of the proposals presented at the special meeting as recommended by the Gardner Denver board of directors. If you do not return your card, or vote in person or by phone or Internet or if you do not specifically instruct your broker how to vote any shares held for you in “street name,” your shares will not be voted at the special meeting.

This proxy statement/prospectus-information statement is a proxy statement by Gardner Denver for use in soliciting proxies for the special meeting. This proxy statement/prospectus-information statement answers questions about the proposed merger and the special meeting and includes a summary description of the merger. We urge you to review this entire document carefully. In particular, you should also consider the matters discussed under “Risk Factors” beginning on page 29.

We are very excited about the opportunities offered by the proposed transaction, and we thank you for your consideration and ongoing support.

Sincerely,

Vicente Reynal
Chief Executive Officer

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger and the other transactions contemplated by the Merger Agreement and the Separation Agreement or passed upon the adequacy or accuracy of this proxy statement/prospectus-information statement. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus-information statement is dated          , 2020 and is first being mailed to Gardner Denver stockholders on or about          , 2020.

ADDITIONAL INFORMATION

The accompanying proxy statement/prospectus-information statement incorporates by reference important business and financial information about Gardner Denver Holdings, Inc. (“Gardner Denver”) from documents that are not included in or delivered with the proxy statement/prospectus-information statement. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in the proxy statement/prospectus-information statement from the SEC’s website at http://www.sec.gov or from Gardner Denver’s website at https://investors.gardnerdenver.com/ or by requesting them in writing or by telephone from Gardner Denver at the following address and telephone number:

Gardner Denver Holdings, Inc.
 222 East Erie Street, Suite 500
Milwaukee, Wisconsin 53202
Attention: Investor Relations
Telephone: (414) 212-4700

In addition, if you have questions about the Merger Agreement, the merger and related transactions and agreements or the special meeting of Gardner Denver stockholders, or if you need to obtain copies of the accompanying proxy statement/prospectus-information statement, proxy cards, or other documents incorporated by reference in the proxy statement/prospectus-information statement, you may contact Gardner Denver’s proxy solicitor, at the address and telephone number listed below. You will not be charged for any of the documents you request.

[•]
[Address]
Banks and Brokers Call [•]
All Others Call Toll-Free [•]

If you would like to request documents, please do so by [•], 2020 in order to receive them before the special meeting of Gardner Denver stockholders.

For a more detailed description of the information incorporated by reference in the accompanying proxy statement/prospectus-information statement and how you may obtain it, please see the section entitled “Where You Can Find More Information; Incorporation By Reference” beginning on page 218 of the accompanying proxy statement/prospectus-information statement.

NONE OF GARDNER DENVER, CHARM MERGER SUB INC., INGERSOLL RAND OR INGERSOLL RAND INDUSTRIAL HAS AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE PROPOSED TRANSACTIONS OR ABOUT GARDNER DENVER, CHARM MERGER SUB INC., INGERSOLL RAND OR INGERSOLL RAND INDUSTRIAL THAT DIFFERS FROM OR ADDS TO THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT OR THE DOCUMENTS THAT GARDNER DENVER OR INGERSOLL RAND PUBLICLY FILES WITH THE SEC. THEREFORE, IF ANYONE GIVES YOU DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT.

IF YOU ARE IN A JURISDICTION WHERE OFFERS TO EXCHANGE OR SELL, OR SOLICITATIONS OF OFFERS TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT ARE UNLAWFUL, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE TYPES OF ACTIVITIES, THEN THE OFFER PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT DOES NOT EXTEND TO YOU. IF YOU ARE IN A JURISDICTION WHERE SOLICITATIONS OF A PROXY ARE UNLAWFUL, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE TYPES OF ACTIVITIES, THEN THE SOLICITATION PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT DOES NOT EXTEND TO YOU.

THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT SPEAKS ONLY AS OF ITS DATE UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE HEREOF. YOU SHOULD NOT ASSUME THAT THE

INFORMATION CONTAINED IN ANY DOCUMENT INCORPORATED BY REFERENCE HEREIN IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF SUCH DOCUMENT. ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT WILL BE DEEMED TO BE MODIFIED OR SUPERSEDED TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT THAT ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT MODIFIES OR SUPERSEDES SUCH STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED WILL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT. NEITHER THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT TO THE RESPECTIVE STOCKHOLDERS OF GARDNER DENVER AND INGERSOLL RAND, NOR THE TAKING OF ANY ACTIONS CONTEMPLATED HEREBY BY GARDNER DENVER OR INGERSOLL RAND AT ANY TIME WILL CREATE ANY IMPLICATION TO THE CONTRARY.

GARDNER DENVER HOLDINGS, INC.

222 EAST ERIE STREET, SUITE 500
MILWAUKEE, WISCONSIN 53202
(414) 212-4700

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON         , 2020

TO THE STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Gardner Denver Holdings, Inc. (“Gardner Denver”) will be held at          , on          , 2020, at          , Central time. You can attend the Special Meeting online, vote your shares electronically and submit your questions during the Special Meeting, by visiting [www.virtualshareholdermeeting.com/GDI20[•]]. You will need to have your [16]-Digit Control Number included on your proxy card to join the Special Meeting. The Special Meeting will be held for the following purposes:

(1)	Share Issuance Proposal. To consider and vote upon a proposal to approve the issuance of Gardner Denver common stock pursuant to the Merger Agreement. The exact number of shares to be issued is calculated based on a formula in the Merger Agreement, described on page [•] of the proxy statement/prospectus-information statement. We currently expect, based on the number of outstanding shares of Gardner Denver common stock and equity awards as of [•], 2020, that Gardner Denver will issue to Ingersoll Rand Industrial stockholders [•] shares of Gardner Denver common stock as a result of the Transactions, although the precise number of shares will not be known until closer to the closing date of the merger;
(2)	Equity Plan Amendment Proposal. To consider and vote upon a proposal to amend and restate the Gardner Denver Holdings, Inc. 2017 Omnibus Incentive Plan (the “2017 Equity Plan”) to increase the number of shares of Gardner Denver common stock issuable under the 2017 Equity Plan by [____] shares, rename the 2017 Equity Plan as the “Ingersoll Rand, Inc. 2017 Omnibus Incentive Plan”, and change all references to Gardner Denver in the 2017 Equity Plan to Ingersoll Rand, in each case effective upon the closing of the merger, and in the case of renaming the plan and changing references to Gardner Denver, subject to Gardner Denver changing its name at the closing of the merger; and
(3)	Adjournment Proposal. To consider and vote upon a proposal to adjourn the special meeting if necessary or appropriate to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve proposal (1).

The Gardner Denver board of directors has fixed the close of business on          , 2020 as the record date for the special meeting. Accordingly, only stockholders of record on the record date are entitled to notice of and to vote at the special meeting or at any adjournment of the special meeting. The list of stockholders entitled to vote at the special meeting will be available for review at the special meeting by any Gardner Denver stockholder entitled to vote at the special meeting.

THE GARDNER DENVER BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND RECOMMENDS THAT GARDNER DENVER STOCKHOLDERS VOTE “FOR” EACH PROPOSAL. STOCKHOLDER APPROVAL OF THE SHARE ISSUANCE PROPOSAL IS NECESSARY TO EFFECT THE MERGER. STOCKHOLDER APPROVAL OF THE EQUITY PLAN AMENDMENT PROPOSAL IS NOT A CONDITION TO THE COMPLETION OF THE MERGER.

By Order of the Board of Directors,

Andrew Schiesl
Corporate Secretary
Milwaukee, Wisconsin
, 2020

YOUR VOTE IS IMPORTANT

YOUR VOTE IS IMPORTANT. PLEASE VOTE ON THE ENCLOSED PROXY CARD NOW EVEN IF YOU PLAN TO ATTEND THE SPECIAL MEETING. YOU CAN VOTE BY SIGNING, DATING AND RETURNING YOUR PROXY CARD BY MAIL IN THE ENCLOSED RETURN ENVELOPE, WHICH REQUIRES NO ADDITIONAL POSTAGE IF MAILED IN THE UNITED STATES, OR BY TELEPHONE OR INTERNET BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD. IF YOU DO ATTEND THE SPECIAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON IF YOU ARE A STOCKHOLDER OF RECORD OR HAVE A LEGAL PROXY FROM A STOCKHOLDER OF RECORD.

The accompanying proxy statement/prospectus-information statement provides a detailed description of the Merger Agreement, the merger, the Share Issuance proposal, the Equity Plan Amendment proposal and related agreements and transactions. We urge you to read the accompanying proxy statement/prospectus-information statement, including any documents incorporated by reference into the accompanying proxy statement/prospectus-information statement, and its annexes carefully and in their entirety. Ingersoll Rand has supplied all information contained in this proxy statement/prospectus-information statement relating to Ingersoll Rand and Ingersoll Rand Industrial. Gardner Denver has supplied all information contained in or incorporated by reference into this proxy statement/prospectus-information statement relating to Gardner Denver and Merger Sub. Gardner Denver and Ingersoll Rand have both contributed information to this proxy statement/prospectus-information statement relating to the proposed transactions.

As allowed by the SEC rules, this proxy statement/prospectus-information statement does not contain all of the information you can find in Gardner Denver’s registration statement or its exhibits. For further information pertaining to Gardner Denver and the shares of Gardner Denver common stock to be issued in connection with the Transactions, reference is made to that registration statement and its exhibits. Statements contained in this proxy statement/prospectus-information statement or in any document incorporated in this proxy statement/prospectus-information statement by reference as to the contents of any contract or other document referred to within this proxy statement/prospectus-information statement or other documents that are incorporated by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement contained in this proxy statement/prospectus-information statement is qualified in its entirety by reference to the underlying documents. We encourage you to read the registration statement. You may obtain copies of the Registration Statement on Form S-4 (and any amendments thereto) by following the instructions under “Where You Can Find More Information; Incorporation By Reference.”

If you have any questions concerning the merger, the Share Issuance proposal, the other proposals or the accompanying proxy statement/prospectus-information statement, would like additional copies of the accompanying proxy statement/prospectus-information statement or need help voting your shares, please contact Gardner Denver’s proxy solicitor at the address and telephone number listed below:

[•]
[Address]
Banks and Brokers Call [•]
All Others Call Toll-Free [•]

i

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE	218
INDEX TO FINANCIAL STATEMENTS	F-1

ANNEXES

Annex A—Merger Agreement	A-1
Annex B—Separation Agreement	B-1
Annex C—Opinion of Robert W. Baird & Co. Incorporated	C-1
Annex D—Ingersoll Rand, Inc. 2017 Omnibus Incentive Plan	D-1

ii

HELPFUL INFORMATION

For a description of the use of certain terms in this proxy statement/prospectus-information statement, please see the section of this proxy statement/prospectus-information statement entitled “Certain Definitions” beginning on page 216.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS AND THE SPECIAL MEETING

Q:	What are Gardner Denver stockholders being asked to vote on at the special meeting?
A:	In order to implement the merger, Gardner Denver stockholders are being asked to consider and vote on a proposal to approve the issuance of Gardner Denver common stock pursuant to the Merger Agreement and a proposal to adjourn the special meeting if necessary or appropriate to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the Share Issuance proposal. Approval of the Share Issuance proposal by Gardner Denver stockholders is required for the completion of the merger and the merger will not occur unless the Share Issuance proposal is approved.

The exact number of shares of Gardner Denver common stock to be issued to Ingersoll Rand shareholders in connection with the merger is calculated based on a formula in the Merger Agreement, described on page 88 of this proxy statement/prospectus-information statement. We currently expect, based on the number of outstanding shares of Gardner Denver common stock as of [•], 2019, that Gardner Denver will issue to Ingersoll Rand shareholders approximately [•] shares of Gardner Denver common stock as a result of the Transactions, although the precise number of shares will not be known until closer to the closing date of the merger.

Gardner Denver stockholders are also being asked to consider and vote on a proposal to amend and restate the 2017 Equity Plan to rename the plan and to increase the number of shares of Gardner Denver common stock issuable thereunder, in order to enable Gardner Denver to do the following: (i) continue to grant equity awards in the combined company under the 2017 Equity Plan and meet our anticipated equity compensation needs given the increase in our employee population as a result of the merger; (ii) grant any equity awards pursuant to the Employee Matters Agreement that do not qualify as “substitute awards” under the terms of the 2017 Equity Plan and therefore count against the share reserve; and fulfill our previously announced commitment to grant equity awards under the 2017 Equity Plan at some point following the closing of the merger to all employees of the combined company who are not already participants in either Gardner Denver's or Ingersoll Rand's equity incentive plans.

Q:	When is the special meeting of Gardner Denver stockholders?
A:	The special meeting of Gardner Denver stockholders will be held at , Central time, on , 2020.
Q:	How can I attend and vote at the special meeting?
A:	Gardner Denver will be hosting the special meeting of Gardner Denver stockholders live via audio webcast. Any Gardner Denver stockholder can attend the special meeting live online at [www.virtualshareholdermeeting.com/GDI20[•]]. Holders of Gardner Denver’s common stock as of the close of business on [•], 2020, the record date for the special meeting, and holders of valid proxies for the special meeting can vote at the special meeting. A summary of the information Gardner Denver stockholders need to attend the special meeting online is provided below:
•	Instructions on how to attend and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at [www.virtualshareholdermeeting.com/GDI20[•]];
•	Assistance with questions regarding how to attend and participate via the Internet will be provided at [www.virtualshareholdermeeting.com/GDI20[•] on the day of the special meeting;
•	Gardner Denver stockholders may vote and submit questions while attending the special meeting via the Internet;
•	Gardner Denver stockholders will need their [16]-Digit Control Number to enter the special meeting; and
•	Webcast replay of the special meeting will be available in the Investors section of Gardner Denver’s website after the meeting.
Q:	Will I be able to participate in the online special meeting on the same basis I would be able to participate in a live special meeting?
A:	The online meeting format for the special meeting will enable full and equal participation by all Gardner

Denver stockholders from any place in the world at little to no cost. Gardner Denver believes that holding the special meeting online provides the opportunity for participation by a broader group of stockholders while reducing environmental impacts and the costs associated with planning, holding and arranging logistics for in-person meeting proceedings.

Gardner Denver designed the format of the online special meeting to ensure that its stockholders who attend the special meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting and to enhance stockholder access, participation and communication through online tools. Gardner Denver will take the following steps to ensure such an experience:

•	providing Gardner Denver stockholders with the ability to submit appropriate questions in advance of the meeting to ensure thoughtful responses from management and the Gardner Denver board of directors;
•	providing Gardner Denver stockholders with the ability to submit appropriate questions real-time via the meeting website, limiting questions to one per stockholder unless time otherwise permits; and
•	answering as many questions submitted in accordance with the meeting rules of conduct as possible in the time allotted for the meeting without discrimination.
Q:	Who can vote at the special meeting of Gardner Denver stockholders?
A:	Holders of Gardner Denver common stock can vote their shares at the special meeting if they are holders of record of those shares at the close of business on , 2020, the record date for the special meeting.
Q:	What vote is required to approve each proposal?
A:	The affirmative vote of a majority of the votes cast, in person or by proxy, at the special meeting, where a quorum is present, by holders of shares of Gardner Denver common stock is required to approve the Share Issuance proposal and the Equity Plan Amendment proposal. The affirmative vote of a majority of the voting power of the shares of Gardner Denver common stock present, in person or represented by proxy, and entitled to vote thereon is required to approve the adjournment proposal, where a quorum is present. Approval of each proposal is not conditioned on the approval of any other proposal.
Q:	How do Gardner Denver stockholders vote?
A:	Gardner Denver stockholders may submit a proxy to vote before the special meeting in one of the following ways:
•	calling the toll-free number shown on the proxy card to submit a proxy by telephone;
•	visiting the website shown on the proxy card to submit a proxy via the Internet; or
•	completing, signing, dating and returning the enclosed proxy card in the enclosed postage-paid envelope.

Gardner Denver stockholders may also vote by attending the online special meeting and voting their shares.

Q:	Have any Gardner Denver stockholders agreed to vote in favor of the Share Issuance proposal?
A:	Yes. KKR Renaissance Aggregator L.P., which we refer to as KKR Renaissance Aggregator, has entered into a voting and support agreement with Ingersoll Rand pursuant to which KKR Renaissance Aggregator has agreed to vote all shares beneficially owned by it in favor of the Share Issuance proposal. See “Additional Agreements Related to the Separation, the Distribution and the Merger—Voting and Support Agreement.”

These shares represent approximately 34.6% of the aggregate voting power of all outstanding shares of Gardner Denver common stock.

Q:	If a Gardner Denver stockholder is not going to attend the special meeting, should that stockholder return his or her proxy card or otherwise vote his or her shares?
A:	Yes. Completing, signing, dating and returning the proxy card by mail or submitting a proxy by calling the toll-free number shown on the proxy card or submitting a proxy by visiting the website shown on the proxy card ensures that the stockholder’s shares will be represented and voted at the special meeting, even if the stockholder is unable to or does not attend.

Q:	If a Gardner Denver stockholder’s shares are held in “street name” by his or her broker, will the broker vote the shares for the Gardner Denver stockholder?
A:	A broker will vote a stockholder’s shares only if the stockholder provides instructions to the broker on how to vote. Gardner Denver stockholders should follow the directions provided by their brokers regarding how to instruct the broker to vote their shares. Without instructions, the shares will not be voted, which will have no effect on the approval of the proposals, but may result in the failure to establish a quorum for the special meeting.
Q:	Can Gardner Denver stockholders change their vote?
A:	Yes. Holders of record of Gardner Denver common stock who have properly completed and submitted their proxy card or proxy by telephone or Internet can change their vote in any of the following ways:
•	sending a written notice to the Gardner Denver Corporate Secretary that is received prior to the special meeting stating that the Gardner Denver stockholder revokes his or her proxy;
•	properly completing, signing and dating a new proxy card bearing a later date and properly submitting it so that it is received prior to the special meeting;
•	visiting the website shown on the proxy card and submitting a new proxy in the same manner that the stockholder would to submit his or her proxy via the Internet or by calling the toll-free number shown on the proxy card to submit a new proxy by telephone; or
•	attending the online special meeting and voting their shares.

Simply attending the online special meeting will not revoke a proxy.

A Gardner Denver stockholder whose shares are held in “street name” by his or her broker and who has directed that person to vote his or her shares should instruct that person in order to change his or her vote.

Q:	What if Gardner Denver stockholders do not vote or abstain from voting?
A:	Gardner Denver stockholders of record on the record date for the Gardner Denver special meeting may vote “FOR,” “AGAINST” or “ABSTAIN” with respect to each proposal. For the purposes of the stockholder vote, an abstention will have the same effect as voting against the proposals to approve the Share Issuance, the Equity Plan Amendment and the meeting adjournment. The failure of a Gardner Denver stockholder to vote or to instruct his broker, bank or nominee to vote if his or her shares are held in “street name” will not affect the proposal to approve the Share Issuance proposal (assuming a quorum is present), the Equity Plan Amendment proposal (assuming a quorum is present) or the adjournment proposal. All properly signed proxies that are received prior to the special meeting and that are not revoked will be voted at the special meeting according to the instructions indicated on the proxies. If a proxy is returned without an indication as to how shares of Gardner Denver common stock represented are to be voted with regard to a particular proposal, the shares of Gardner Denver common stock represented by the proxy will be voted in accordance with the recommendation of the Gardner Denver board of directors and therefore, “FOR” the proposal to approve the Share Issuance proposal, “FOR” the Equity Plan Amendment proposal and, if necessary, “FOR” the adjournment proposal.
Q:	Does the Gardner Denver board of directors support the merger?
A:	Yes. The Gardner Denver board of directors has approved the Merger Agreement and the merger and recommends that Gardner Denver stockholders vote “FOR” the Share Issuance proposal, “FOR” the Equity Plan Amendment proposal and “FOR” the adjournment proposal.
Q:	What should Gardner Denver stockholders do now?
A:	After carefully reading and considering the information contained in this proxy statement/prospectus-information statement, Gardner Denver stockholders should submit a proxy by mail, via the Internet or by telephone to vote their shares as soon as possible so that their shares will be represented and voted at the special meeting. Gardner Denver stockholders should follow the instructions set forth on the enclosed proxy card or on the voting instruction form provided by the record holder if their shares are held in the name of a broker or other nominee.

Q:	What are the Transactions described in this proxy statement/prospectus-information statement?
A:	The Transactions are designed to effect the transfer of the Ingersoll Rand Industrial Business to Gardner Denver. References to the Transactions are to the Reorganization, Distribution, merger and related transactions to be entered into by Ingersoll Rand, Gardner Denver, Merger Sub and Ingersoll Rand Industrial, including their respective affiliates, as described under “The Transactions” and elsewhere in this proxy statement/prospectus-information statement.
Q:	What will happen in the Reorganization?
A:	Prior to the Distribution and the merger, certain subsidiaries of Ingersoll Rand will undergo an internal restructuring to separate and consolidate the Ingersoll Rand Industrial Business under Ingersoll Rand Industrial pursuant to the Separation Agreement. In the Reorganization, Ingersoll Rand will convey to Ingersoll Rand Industrial or one or more subsidiaries of Ingersoll Rand Industrial certain assets and liabilities constituting the Ingersoll Rand Industrial Business, and will cause members of the Ingersoll Rand Industrial Group to convey to Ingersoll Rand or its designated subsidiary (other than Ingersoll Rand Industrial or any of Ingersoll Rand Industrial’s subsidiaries) certain excluded assets and excluded liabilities in order to separate and consolidate the Ingersoll Rand Industrial Business. Prior to the Distribution, in consideration of the transfer to Ingersoll Rand Industrial of the specified assets and liabilities contemplated by the Reorganization, Ingersoll Rand Industrial will issue to Ingersoll Rand additional shares of Ingersoll Rand Industrial common stock such that the number of shares of Ingersoll Rand Industrial common stock then outstanding will be equal to the number of shares of Ingersoll Rand Industrial common stock necessary to effect the Distribution. See “The Transactions—Overview” beginning on page 54.
Q:	What will happen in the Distribution that occurs prior to the merger?
A:	Ingersoll Rand will effect the Distribution by distributing on a pro rata basis all of the shares of Ingersoll Rand Industrial common stock it holds to Ingersoll Rand shareholders entitled to shares of Ingersoll Rand Industrial common stock in the Distribution as of the record date of the Distribution. Ingersoll Rand will deliver the shares of Ingersoll Rand Industrial common stock in book-entry form to the distribution agent. See “The Transactions—Overview” beginning on page 54.
Q:	What will happen in the merger?
A:	In accordance with the terms of the Merger Agreement, Merger Sub, a wholly-owned subsidiary of Gardner Denver, will be merged with and into Ingersoll Rand Industrial with Ingersoll Rand Industrial surviving the merger as a wholly-owned subsidiary of Gardner Denver. Pursuant to the merger, the Ingersoll Rand Industrial common stock held by Ingersoll Rand shareholders will be converted into the number of shares of Gardner Denver common stock such that immediately after the merger such Ingersoll Rand shareholders will collectively own approximately 50.1% of Gardner Denver common stock on a fully-diluted basis, and Gardner Denver stockholders will collectively own approximately 49.9% of Gardner Denver common stock on a fully-diluted basis, in each case excluding any overlaps in the pre-transaction stockholder bases. In no event will Ingersoll Rand shareholders hold less than 50.1% of the outstanding common stock of Gardner Denver immediately after the merger. See “The Transactions—Calculation of the Merger Consideration” beginning on page 56.
Q:	Will the Distribution and merger occur on the same day?
A:	Yes. The merger will occur immediately after the Distribution.
Q:	Why will the post-merger ownership of Gardner Denver between Ingersoll Rand shareholders and pre-merger Gardner Denver stockholders be approximately 50.1% and 49.9%, respectively?
A:	The post-merger ownership of Gardner Denver was the result of a negotiated value exchange between Ingersoll Rand and Gardner Denver, which was based upon each party’s independent valuations of pre-merger Gardner Denver and the Ingersoll Rand Industrial Business, the cash payment by Ingersoll Rand Industrial (or another member of the Ingersoll Rand Industrial Group) to Ingersoll Rand (or one of its affiliates other than any member of the Ingersoll Rand Industrial Group) and debt incurred in connection therewith and tax requirements for a Reverse Morris Trust transaction structure. The proposed transaction is a Reverse Morris Trust acquisition structure, which generally involves the distribution of (a “spin-off”) the common stock of a subsidiary (here, Ingersoll Rand Industrial) by the subsidiary’s parent company to its stockholders, and, pursuant to the same plan, the subsequent merger or other combination of such subsidiary with a third party. The first step of the transaction will be a spin-off of the subsidiary stock to the parent company shareholders in a transaction intended to qualify as tax-free under Section 355 of the Code. The distributed subsidiary then merges with the acquiring third party in a transaction intended to qualify as a tax-free reorganization under Section 368 of the Code. Such a transaction can qualify as tax-free for U.S. federal income tax purposes for the parent company group, the parent company’s shareholders and the acquiring third party’s shareholders if the transaction structure meets all applicable requirements, including, that, in order for the spin-off to qualify as tax-free to the parent company group (though not a prerequisite for tax-free treatment to the parent company’s shareholders), the parent company shareholders own more than 50% of the stock of the combined entity immediately after the merger. Therefore, in order to meet all applicable requirements of the Code, Ingersoll Rand shareholders must own more than 50% of the Gardner Denver common stock outstanding immediately following the merger. For information about the material tax consequences to Ingersoll Rand shareholders resulting from the Reverse Morris Trust structure of the Transactions, see “Material U.S. Federal Income Tax Consequences of the Transactions” beginning on page 196. For information about the material risks that the Distribution, the merger or both could be taxable to Ingersoll Rand shareholders or the Distribution could be taxable to Ingersoll Rand, see “Risk Factors—Risks Related to the Transactions— If the Distribution together with certain related transactions do not qualify as tax-free under Sections 355 and 368(a) of the Code, including as a result of subsequent acquisitions of stock of Ingersoll Rand or Gardner Denver, then Ingersoll Rand and Ingersoll Rand shareholders may be required to pay substantial U.S. federal income taxes, and Gardner Denver may be obligated to indemnify Ingersoll Rand for such taxes imposed on Ingersoll Rand” beginning on page 32.

Q:	What will the name of the combined company be following the merger?
A:	Subject to approval by the shareholders of Ingersoll Rand of a change in its corporate name prior to or concurrently with the effective time of the merger, Gardner Denver will change its name to Ingersoll-Rand, Inc. and the trading symbol for Gardner Denver common stock will be “IR”. From and after the effective time of the merger, the name of legacy Ingersoll Rand will be determined by legacy Ingersoll Rand in its sole discretion provided that such name will not be the same or confusingly similar to (i) certain Ingersoll Rand trademarks, or (ii) trademarks owned by Gardner Denver or its subsidiaries (including Ingersoll Rand Industrial and its subsidiaries). If the Ingersoll Rand shareholders do not approve the change in its corporate name, Gardner Denver will retain its current name and continue to trade under its existing trading symbol and Gardner Denver will have the right to use the name of Ingersoll Rand in its business.
Q:	What will be the indebtedness of Gardner Denver and the Ingersoll Rand Industrial Business, referred to as the combined company, following completion of the Transactions?
A:	By virtue of the Transactions, Ingersoll Rand Industrial (or another member of the Ingersoll Rand Industrial Group) is expected to incur a $1.9 billion senior secured term loan facility to make the Ingersoll Rand Industrial Payment, which is expected to be assumed by the combined company on the closing of the merger, and Gardner Denver has established a new senior secured revolving credit facility in an aggregate principal amount of $450 million (which is expected to be increased to $1 billion upon the closing of the merger), which will be used for working capital, to issue letters of credit and for other general corporate purposes. See “The Transaction Agreements—Debt Financing” beginning on page 119.
Q:	What are Ingersoll Rand’s reasons for the Transactions?
A:	In reaching a decision to proceed with the Transactions, the Ingersoll Rand board of directors and Ingersoll Rand’s senior management considered, among other things, (i) that the Transactions could enable Ingersoll Rand Industrial (as part of the combined company) to have greater flexibility in deploying its capital and allocating resources in a manner more directly aligned with its business objectives and more consistent with its peers; (ii) that the Transactions would enable Ingersoll Rand to efficiently separate the Ingersoll Rand Industrial business and to focus on the core ClimateCo business segments; (iii) that the Transactions could provide more value to Ingersoll Rand and Ingersoll Rand shareholders than other potential strategic options for Ingersoll Rand Industrial; (iv) that upon the consummation of the merger and, calculated based on Gardner Denver’s outstanding common stock immediately prior to the merger on a fully-diluted basis, holders of Ingersoll Rand common stock would own 50.1% of the combined company and would have the opportunity to participate in any increase in the value of the shares of Gardner Denver common stock;

(v) the fact that three individuals designated by Ingersoll Rand would be directors of the combined company for an agreed-upon period of time following the merger; and (vi) the complementary nature of the service offerings of Ingersoll Rand Industrial with those of Gardner Denver and the greater scale that would be created through the combination of Ingersoll Rand Industrial with Gardner Denver. The Ingersoll Rand board of directors and Ingersoll Rand’s senior management also considered that the Transactions generally would result in a tax-efficient disposition of the Ingersoll Rand Industrial Business for Ingersoll Rand and its shareholders, while a sale of the Ingersoll Rand Industrial Business for cash would result in a taxable disposition of the Ingersoll Rand Industrial Business. See “The Transactions—Ingersoll Rand’s Reasons for the Reorganization, Distribution and the Merger” beginning on page 83.

Q:	What will Gardner Denver stockholders receive in the merger?
A:	Immediately after the merger, Gardner Denver stockholders will continue to own shares in Gardner Denver, which will then include the specified assets and liabilities from the Ingersoll Rand Industrial Business (including $1.9 billion of debt expected to be incurred by Ingersoll Rand Industrial (or another member of the Ingersoll Rand Industrial Group) in connection with the Transactions). However, pre-merger Gardner Denver stockholders will collectively hold approximately 49.9% of Gardner Denver common stock on a fully-diluted basis after the merger, in each case excluding any overlaps in the pre-transaction shareholder bases. In no event will Ingersoll Rand shareholders hold less than 50.1% of the outstanding common stock of Gardner Denver following the merger. See “The Transactions—Calculation of the Merger Consideration” beginning on page 56 and “Risk Factors” beginning on page 29.
Q:	What will Ingersoll Rand shareholders receive in the Transactions?
A:	Each Ingersoll Rand shareholder will ultimately receive shares of Gardner Denver common stock in the merger. Ingersoll Rand shareholders will not be required to pay for the shares of Ingersoll Rand Industrial common stock distributed in the Distribution or the shares of Gardner Denver common stock issued in the merger. Ingersoll Rand shareholders will receive cash from the distribution agent in lieu of any fractional shares of Gardner Denver common stock to which such shareholders would otherwise be entitled. All shares of Gardner Denver common stock issued in the merger will be issued in book-entry form. Calculated based on the number of outstanding shares and the closing price on the NYSE of Gardner Denver common stock as of [•], 2019, the shares of Gardner Denver common stock that Gardner Denver expects to issue to Ingersoll Rand shareholders as a result of the Transactions would have had a market value of approximately $[•] million in the aggregate (the actual value will not be known until the closing date). For more information, see “The Transactions—Calculation of the Merger Consideration” beginning on page 56.
Q:	Will Ingersoll Rand shareholders who sell their ordinary shares of Ingersoll Rand shortly before the completion of the Distribution and merger still be entitled to receive shares of Gardner Denver common stock with respect to the ordinary shares of Ingersoll Rand that were sold?
A:	Ingersoll Rand ordinary shares are currently listed on the NYSE under the ticker symbol “IR.” It is currently expected that beginning not earlier than one (1) business day before the record date to be established for the Distribution, and continuing through the closing date of the merger, there will be two markets in Ingersoll Rand ordinary shares on the NYSE: a “regular way” market and an “ex-distribution” market.
•	If an Ingersoll Rand shareholder sells ordinary shares of Ingersoll Rand in the “regular way” market under the symbol “IR” during this time period, that Ingersoll Rand shareholder will be selling both his or her ordinary shares of Ingersoll Rand and the right to receive shares of Ingersoll Rand Industrial common stock that will be converted into shares of Gardner Denver common stock, and cash in lieu of fractional shares (if any), at the closing of the merger. Ingersoll Rand shareholders should consult their brokers before selling their ordinary shares of Ingersoll Rand in the “regular way” market during this time period to be sure they understand the effect of the NYSE “due-bill” procedures.
•	If an Ingersoll Rand shareholder sells ordinary shares of Ingersoll Rand in the “ex-distribution” market during this time period, that Ingersoll Rand shareholder will be selling only his or her ordinary shares of Ingersoll Rand, and will retain the right to receive shares of Ingersoll Rand Industrial common stock that will be converted into shares of Gardner Denver common stock, and cash in lieu of fractional shares (if any), at the closing of the merger.

After the closing date of the merger, ordinary shares of Ingersoll Rand will no longer trade in the “ex-distribution” market, and ordinary shares of Ingersoll Rand that are sold in the “regular way” market will no longer reflect the right to receive shares of Ingersoll Rand Industrial common stock that will be converted into shares of Gardner Denver common stock, and cash in lieu of fractional shares (if any), at the closing of the merger. See “The Transactions—Trading Markets” beginning on page 57.

Q:	In what ways will being a stockholder of both Ingersoll Rand and Gardner Denver differ from being an Ingersoll Rand shareholder?
A:	Following the Reorganization, Distribution and merger, Ingersoll Rand shareholders will continue to own all of their Ingersoll Rand ordinary shares. Their rights as Ingersoll Rand shareholders will not change, except that their Ingersoll Rand ordinary shares will represent an interest in Ingersoll Rand that no longer owns the Ingersoll Rand Industrial Business. Ingersoll Rand shareholders will also separately own shares of Gardner Denver common stock as owner of the Ingersoll Rand Industrial Business and the currently owned business of Gardner Denver (referred to in this proxy statement/prospectus-information statement as the combined company). The rights of stockholders of Gardner Denver and the shareholders of Ingersoll Rand will be different. For more information, see “Comparison of Rights of Stockholders Before and After the Merger” beginning on page 137.
Q:	Will the Reorganization, Distribution or merger affect employees and former employees of Ingersoll Rand who hold other Ingersoll Rand equity-based awards?
A:	Yes. Certain employees of Ingersoll Rand hold options to purchase its common stock and restricted stock units and performance stock units that may be settled in, or whose value is otherwise determined by reference to the value of, Ingersoll Rand ordinary shares.
•	Each Ingersoll Rand stock option that is unvested immediately prior to the time of the Distribution and is held by an Ingersoll Rand employee who transfers employment to Ingersoll Rand Industrial will be converted into an option to purchase a number of shares of Gardner Denver common stock equal to the number of ordinary shares of Ingersoll Rand subject to the corresponding Ingersoll Rand option divided by the Gardner Denver Ratio (as defined below) (rounded down to the nearest number of whole shares), at an exercise price per share equal to the per-share exercise price under the corresponding Ingersoll Rand option multiplied by the Gardner Denver Ratio (rounded up to the nearest cent), subject to the same terms and conditions (including those related to vesting and post-employment exercise provisions) as were applicable under the Ingersoll Rand option immediately prior to the time of the Distribution.
•	In addition, each Ingersoll Rand restricted stock unit that is held by an Ingersoll Rand employee who transfers employment to Ingersoll Rand Industrial will be replaced with an award of a number of Gardner Denver restricted stock units (which may be settled in or whose value is otherwise determined by reference to the value of Gardner Denver common stock) determined by dividing the number of Ingersoll Rand restricted stock units subject to each award by the Gardner Denver Ratio (rounded up to the nearest whole share), subject to restrictions and other terms and conditions substantially identical to those that applied to the corresponding Ingersoll Rand restricted stock units immediately prior to the time of the Distribution.
•	In addition, the forfeited Ingersoll Rand performance stock units held by an Ingersoll Rand employee who transfers employment to Ingersoll Rand Industrial will be replaced by an award of a number of Gardner Denver restricted stock units (which may be settled in or whose value is otherwise determined by reference to the value of Gardner Denver common stock), with the number of restricted stock units to be granted to be determined by dividing the average of the actual performance stock units by such Industrial Employee for each of the last three years ending prior to the year in which the closing of the merger occurs, by the Gardner Denver Ratio (rounded up to the nearest whole share) and with the number of Gardner Denver restricted stock units then prorated based on the number of days remaining in the applicable performance period(s) for the forfeited performance units following the time of the Distribution, subject to restrictions and other terms and conditions substantially identical to those that applied to the corresponding Ingersoll Rand performance stock units immediately prior to the time of the Distribution (except that each Gardner Denver restricted stock unit will time vest on the last day of the applicable performance period for the corresponding forfeited Ingersoll Rand performance stock unit, subject to the employee’s continued employment on such date).

All Ingersoll Rand equity awards, other than those described above, will be retained by Ingersoll Rand, with an adjustment to the number of shares subject to such awards and the exercise price of the options based on the Ingersoll Rand Ratio (as defined below).

Under the Employee Matters Agreement, “Gardner Denver Ratio” means the quotient obtained by dividing (i) the opening price per share of Gardner Denver common stock trading on the NYSE during regular trading hours on the first trading day following the effective time of the merger, by (ii) the closing price per share of Ingersoll Rand ordinary shares on the trading day immediately prior to the Distribution date based on the “regular way” trading on the NYSE during regular trading hours.

Under the Employee Matters Agreement, “Ingersoll Rand Ratio” means the quotient obtained by dividing (i) the opening price per share of Ingersoll Rand ordinary shares trading on the NYSE during regular trading hours on the trading day immediately following the Distribution date, by (ii) the closing price per share of Ingersoll Rand ordinary shares on the trading day immediately prior to the Distribution date based on the “regular way” trading on the NYSE during regular trading hours.

Q:	Has Ingersoll Rand set a record date for the distribution of Ingersoll Rand Industrial common stock?
A:	No. Ingersoll Rand will publicly announce the record date for the Distribution when the record date has been determined. This announcement will be made prior to the completion of the Distribution and the merger.
Q:	What are the material U.S. federal income tax consequences to Gardner Denver stockholders and Ingersoll Rand shareholders resulting from the Reorganization, Distribution and merger?
A:	The obligation of Ingersoll Rand to effect the Transactions is conditioned upon Ingersoll Rand’s receipt of an opinion from its U.S. tax counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”), to the effect that, for U.S. federal income tax purposes, the Contribution, taken together with the Distribution, will qualify as a tax-free transaction under Sections 368(a), 361 and 355 of the Code (the “Distribution Tax Opinion”). Provided that the Contribution and the Distribution so qualify, the U.S. holders, as defined below, of Ingersoll Rand ordinary shares will not recognize any taxable income, gain or loss as a result of the Distribution for U.S. federal income tax purposes.

In addition, the completion of the Transactions is conditioned upon the receipt by Ingersoll Rand of an opinion from Paul, Weiss and by Gardner Denver of an opinion from its U.S. tax counsel, Simpson Thacher & Bartlett LLP (“Simpson Thacher”), to the effect that, for U.S. federal income tax purposes, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (each, a “Merger Tax Opinion”). Provided that the merger so qualifies, U.S. holders, as defined below, of Ingersoll Rand Industrial common stock who receive Gardner Denver common stock in the merger will not recognize any gain or loss for U.S. federal income tax purposes (except with respect to cash received in lieu of fractional shares of Gardner Denver common stock). Gardner Denver stockholders will not receive any stock or other consideration in respect of their Gardner Denver common stock pursuant to the merger, and accordingly will not recognize any gain or loss in respect of their Gardner Denver stock. The material U.S. federal income tax consequences of the Transactions are described in more detail under “Material U.S. Federal Income Tax Consequences of the Transactions.”

Q:	What are the material Irish tax consequences to Ingersoll Rand shareholders resulting from the Reorganization, Distribution and merger?
A:	The obligation of Ingersoll Rand to effect the Transactions is conditioned upon Ingersoll Rand’s receipt of an opinion from its Irish tax counsel, Arthur Cox, confirming the applicability under Irish tax law of the relevant exemptions and reliefs to the Distribution. On the basis of a confirmation from the Irish Revenue Commissioners that the redemption of the blank cheque preferred shares of Ingersoll Rand is not a distribution for Irish tax purposes, dividend withholding tax should not arise on the Distribution and shareholders of Ingersoll Rand should not be subject to Irish income tax on the receipt of Ingersoll Rand Industrial common stock as part of the Distribution. Ingersoll Rand shareholders that are not resident or ordinarily resident in Ireland for Irish tax purposes and do not hold their ordinary shares in connection with a trade or business carried on by such shareholders through an Irish branch or agency will not be subject to Irish tax on chargeable gains on the receipt of Ingersoll Rand Industrial common stock pursuant to the Distribution. Other Ingersoll Rand shareholders that are resident or ordinarily resident in Ireland for Irish tax purposes also will not be subject to Irish tax on chargeable gains on the receipt of new Ingersoll Rand Industrial common stock pursuant to the Distribution, but rather will be treated for Irish tax purposes as having acquired their Ingersoll Rand Industrial common stock at the same time and for the same cost as they acquired the blank cheque preferred shares of Ingersoll Rand. You should consult your own tax advisor as to the particular tax consequences to you. The material Irish tax consequences of the separation are described in more detail under “Material Irish Tax Consequences of the Transactions.”

Q:	Are Ingersoll Rand shareholders required to do anything to participate in the Reorganization, Distribution or merger?
A:	No. Ingersoll Rand shareholders are not required to take any action in connection with the Reorganization, Distribution, or merger, and no action by Ingersoll Rand shareholders is required to participate in these transactions. However, Ingersoll Rand shareholders should carefully read this proxy statement/prospectus-information statement, which contains important information about the Transactions, Ingersoll Rand, Gardner Denver and Ingersoll Rand Industrial.

INGERSOLL RAND SHAREHOLDERS WILL NOT BE REQUIRED TO SURRENDER THEIR ORDINARY SHARES OF INGERSOLL RAND IN THE DISTRIBUTION OR THE MERGER, AND THEY SHOULD NOT RETURN THEIR INGERSOLL RAND STOCK CERTIFICATES. THE REORGANIZATION, DISTRIBUTION AND MERGER WILL NOT RESULT IN ANY CHANGE IN INGERSOLL RAND SHAREHOLDERS’ OWNERSHIP OF INGERSOLL RAND ORDINARY SHARES FOLLOWING THE MERGER.

Q:	Are there risks associated with the pendency and the closing of the merger?
A:	Yes. Gardner Denver may not realize the expected benefits of the merger because of the risks and uncertainties discussed in the section entitled “Risk Factors” beginning on page 29 and the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 48. Those risks include, among others, risks relating to the uncertainty that the merger will close and the uncertainty that Gardner Denver will be able to integrate the industrial assets and liabilities received in the merger successfully.
Q:	Will the instruments that govern the rights of Gardner Denver and Ingersoll Rand shareholders with respect to their shares of the combined company’s common stock after the merger be different from those that govern the rights of current Gardner Denver stockholders?
A:	No. The rights of the stockholders of the combined company with respect to their shares of the combined company’s common stock after the merger will continue to be governed by applicable laws and Gardner Denver’s current governing documents (including as such documents may be amended to reflect the change in Gardner Denver’s name), including:
•	the General Corporation Law of the State of Delaware, as amended (the “DGCL”);
•	Gardner Denver’s certificate of incorporation; and
•	Gardner Denver’s bylaws.
Q:	Who will serve on the combined company’s board of directors following completion of the merger?
A:	As of immediately following the effective time of the merger, the board of directors of the combined company will consist of ten members, comprised of seven current Gardner Denver directors selected by the current Gardner Denver board of directors and three individuals selected by Ingersoll Rand. Following the effective time of the merger, Peter Stavros will be chairman of the board of directors of the combined company. Four current members of the Gardner Denver board of directors will resign effective as of the merger and, at the effective time of merger, KKR Renaissance Aggregator will have no more than two directors on the Gardner Denver board of directors.

Q:	Who will manage the business of Gardner Denver after the Transactions?
A:	Management of the combined business will be led by Gardner Denver’s Chief Executive Officer, Vicente Reynal, and a management team from both companies. For more information about the expected executive officers, see “Information About Gardner Denver—Directors and Executive Officers of Gardner Denver” beginning on page 155 and “The Transaction Agreements—The Merger Agreement—Post-Closing Gardner Denver Board of Directors and Executive Officers” beginning on page 91.
Q:	Does Gardner Denver have to pay anything to Ingersoll Rand if the Share Issuance proposal is not approved by the Gardner Denver stockholders or if the Merger Agreement is otherwise terminated?
A:	Depending on the reasons for termination of the Merger Agreement prior to the closing date, Gardner Denver is required to pay Ingersoll Rand a termination fee of $176 million in specified limited circumstances. If the Merger Agreement is terminated because Gardner Denver’s stockholders fail to approve the Share Issuance proposal, Gardner Denver will be required to reimburse Ingersoll Rand in cash for certain out-of-pocket fees and expenses, up to a maximum of $35 million. For a discussion of the circumstances under which the termination fee and/or expense reimbursement would be payable by Gardner Denver to Ingersoll Rand, see “The Transaction Agreements—The Merger Agreement” beginning on page 88.
Q:	Can Ingersoll Rand or Gardner Denver stockholders demand appraisal rights of their shares?
A:	Ingersoll Rand shareholders do not have appraisal rights under Irish law in connection with the Distribution or the merger. Gardner Denver stockholders do not have appraisal rights under the DGCL in connection with the merger.
Q:	What is the current relationship between Ingersoll Rand Industrial and Gardner Denver?
A:	Ingersoll Rand Industrial is currently a wholly-owned subsidiary of Ingersoll Rand and was incorporated as a Delaware corporation in April 2019 to effectuate the Reorganization, Distribution and merger. Other than in connection with the Transactions, there is no relationship between Ingersoll Rand Industrial and Gardner Denver.
Q:	When will the merger be completed?
A:	The merger is expected to close by early 2020. Gardner Denver and Ingersoll Rand are working to complete the merger as quickly as practicable after receipt of applicable regulatory approvals. In addition to regulatory approvals, and assuming that the Share Issuance proposal is approved by the Gardner Denver stockholders at the special meeting, other important conditions to the closing of the merger exist, including, among other things, the consummation of the internal restructuring necessary to separate Ingersoll Rand’s industrial assets and liabilities from Ingersoll Rand’s other business, and the distribution of the Ingersoll Rand Industrial common stock to the Ingersoll Rand shareholders and the receipt of the tax opinions regarding the tax-free treatment of certain aspects of the Transactions. However, it is possible that factors, outside Gardner Denver’s and Ingersoll Rand’s control could require Ingersoll Rand to complete the Reorganization and Distribution and Gardner Denver and Ingersoll Rand to complete the merger at a later time or not complete them at all. For a discussion of the conditions to the Reorganization and the merger, see “The Transactions—Regulatory Approvals” beginning on page 85, “The Transaction Agreements—The Merger Agreement—Conditions to the Merger” beginning on page 105, and “The Transaction Agreements—The Separation Agreement—Conditions to the Distribution” beginning on page 113.
Q:	Who can answer my questions?
A:	If you are a Gardner Denver stockholder and you have any questions about the merger, please contact Gardner Denver’s proxy solicitor:

[•]
[Address]
Banks and Brokers Call [•]
All Others Call Toll-Free [•]

If you are an Ingersoll Rand shareholder and you have any questions about the Reorganization, Distribution or merger or you would like to request additional documents, including copies of this proxy statement/prospectus-information statement, please contact Evan M. Turtz, Senior Vice President, General Counsel and Secretary, c/o Ingersoll-Rand Company, 800-E Beaty Street, Davidson, North Carolina 28036, telephone (704) 655-4000.

Q:	Who is the transfer agent for Gardner Denver common stock and the distribution agent for the Distribution?
A:	American Stock Transfer & Trust Company, LLC is the transfer agent for Gardner Denver common stock. Computershare Trust Company, N.A. is the distribution agent for the Distribution.
Q:	Where can I find more information about Ingersoll Rand, Gardner Denver, Ingersoll Rand Industrial and the Transactions?
A:	You can find out more information about Ingersoll Rand, Gardner Denver, Ingersoll Rand Industrial and the Transactions by reading this proxy statement/prospectus-information statement and, with respect to Ingersoll Rand and Gardner Denver, from various sources described in “Where You Can Find More Information; Incorporation By Reference” beginning on page 218.

SUMMARY

This summary, together with the section titled “Questions and Answers About the Transactions and the Special Meeting” immediately preceding this summary, provides a summary of the material terms of the Reorganization, Distribution and merger. These sections highlight selected information contained in this proxy statement/prospectus-information statement and may not include all the information that is important to you. To better understand the proposed Reorganization, Distribution and merger, and the risks related to these transactions, you should read this entire proxy statement/prospectus-information statement carefully, including the annexes, as well as those additional documents to which this proxy statement/prospectus-information statement refers you. See also “Where You Can Find More Information; Incorporation By Reference.”

Information on Gardner Denver (page 155)
Gardner Denver Holdings, Inc.
222 East Erie Street, Suite 500
Milwaukee, Wisconsin 53202
(414) 212-4700

Gardner Denver Holdings, Inc., referred to as Gardner Denver, and its subsidiaries provide mission-critical flow control and compression equipment and associated aftermarket parts, consumables and services. Gardner Denver’s current operating subsidiaries include Gardner Denver, Inc. and certain of its subsidiaries. For more information on Gardner Denver, see “Information About Gardner Denver.”

Charm Merger Sub Inc.
c/o Gardner Denver Holdings, Inc.
222 East Erie Street, Suite 500
Milwaukee, Wisconsin 53202
(414) 212-4700

Charm Merger Sub Inc., referred to as Merger Sub, is a wholly-owned subsidiary of Gardner Denver. Merger Sub was incorporated on April 25, 2019 for the purposes of merging with and into Ingersoll Rand Industrial in the merger. Merger Sub has not carried on any activities other than in connection with the Merger Agreement and the Transactions and approvals contemplated therein.

Information on Ingersoll Rand (page 158)
Ingersoll Rand plc
170/175 Lakeview Dr.
Airside Business Park, Swords, Co. Dublin, Ireland
+(353) (0) 18707400

Ingersoll Rand plc, referred to as Ingersoll Rand, and its consolidated subsidiaries provide products, services and solutions to enhance the quality, energy efficiency and comfort of air in homes and buildings, transport and protect food and perishables and increase industrial productivity and efficiency. For more information on Ingersoll Rand, see “Information About Ingersoll Rand plc.”

Ingersoll-Rand U.S. HoldCo, Inc.
800-E Beaty Street
Davidson, NC 28036
(704) 655-4000

Ingersoll Rand U.S. HoldCo, Inc., referred to as Ingersoll Rand Industrial, was incorporated on April 26, 2019 and is currently a wholly-owned subsidiary of Ingersoll Rand. In connection with the Reorganization and Distribution, Ingersoll Rand will cause specified assets and liabilities used in the Ingersoll Rand Industrial Business to be transferred to Ingersoll Rand Industrial and then distribute all of the shares of Ingersoll Rand Industrial common stock to Ingersoll Rand shareholders.

The Ingersoll Rand industrial business, referred to as the Ingersoll Rand Industrial Business, consists of compressed air and gas systems and services, power tools, material handling systems, fluid management systems, as well as Club Car golf, utility and consumer low-speed vehicles. For more information on the Ingersoll Rand Industrial Business, see “Information about the Ingersoll Rand Industrial Business.”

The Transactions (See “The Transactions” beginning on page 54).

On April 30, 2019, Gardner Denver and Ingersoll Rand agreed to enter into transactions to effect the transfer of the Ingersoll Rand Industrial Business to Gardner Denver. These transactions provide for the separation of the Ingersoll Rand Industrial Business into Ingersoll Rand Industrial, the distribution of Ingersoll Rand Industrial to Ingersoll Rand’s shareholders and the subsequent merger of Merger Sub with and into Ingersoll Rand Industrial, with Ingersoll Rand Industrial surviving as a wholly-owned subsidiary of Gardner Denver. As a result of and immediately following these transactions, Ingersoll Rand shareholders will collectively own approximately 50.1% of Gardner Denver common stock on a fully-diluted basis, and existing Gardner Denver stockholders will collectively own approximately 49.9% of Gardner Denver common stock on a fully-diluted basis, in each case excluding any overlaps in the pre-transaction stockholder bases. In no event will Ingersoll Rand shareholders hold less than 50.1% of the outstanding common stock of Gardner Denver immediately after the merger. Ingersoll Rand shareholders will retain their ordinary shares of Ingersoll Rand. In order to effect the Transactions, Gardner Denver, Merger Sub, Ingersoll Rand and Ingersoll Rand Industrial entered into the Merger Agreement and Ingersoll Rand and Ingersoll Rand Industrial entered into the Separation Agreement. In addition, Gardner Denver, Ingersoll Rand, Ingersoll Rand Industrial or their respective affiliates will enter into a series of ancillary agreements in connection with the Transactions.

For a more complete discussion of the transaction agreements, see “The Transaction Agreements—The Merger Agreement,” “The Transaction Agreements—The Separation Agreement,” and “Additional Agreements Related to the Separation, the Distribution and the Merger.”

Transaction Sequence (See “The Transactions—Transaction Sequence” beginning on page 54).

Below is a step-by-step list illustrating the material events relating to the Reorganization, Distribution and merger:

Step 1 Reorganization

Prior to the Distribution and the merger, Ingersoll Rand will convey to Ingersoll Rand Industrial or one or more subsidiaries of Ingersoll Rand Industrial certain assets and liabilities constituting the Ingersoll Rand Industrial Business, and will cause members of the Ingersoll Rand Industrial Group to convey to Ingersoll Rand or one or more of its designated subsidiaries (other than members of the Ingersoll Rand Industrial Group) certain excluded assets and excluded liabilities in order to separate and consolidate the Ingersoll Rand Industrial Business.

Step 2 Incurrence of Ingersoll Rand Industrial Debt

Prior to the Distribution and the merger, it is expected that Ingersoll Rand Industrial or another member of the Ingersoll Rand Industrial Group will incur the Ingersoll Rand Industrial Term Facility in an aggregate principal amount of $1.9 billion. The proceeds of the Ingersoll Rand Industrial Term Facility will be used by Ingersoll Rand Industrial or another member of the Ingersoll Rand Industrial Group to make a payment to Ingersoll Rand or one of its affiliates other than a member of the Ingersoll Rand Industrial Group prior to the Distribution under the terms of the Separation Agreement, in the amount of approximately $1.9 billion, subject to certain adjustments set forth in the Separation Agreement (the “Ingersoll Rand Industrial Payment”).

The material terms of the Ingersoll Rand Industrial Term Facility, based on the current expectations of Gardner Denver, are described in more detail under “The Transaction Agreements—Debt Financing.”

Step 3 Distribution

Ingersoll Rand will effect the Distribution by distributing on a pro rata basis all of the shares of Ingersoll Rand Industrial common stock it holds to Ingersoll Rand shareholders entitled to shares of Ingersoll Rand Industrial common stock in the Distribution as of the record date of the Distribution. Ingersoll Rand will deliver the shares of Ingersoll Rand Industrial common stock in book-entry form to the distribution agent.

Step 4 Merger

Following the Distribution, Merger Sub will merge with Ingersoll Rand Industrial, whereby the separate corporate existence of Merger Sub will cease and Ingersoll Rand Industrial will continue as the surviving corporation and as a wholly-owned subsidiary of Gardner Denver. In the merger, each share of Ingersoll Rand

Industrial common stock will be automatically converted into the right to receive a number of shares of Gardner Denver common stock pursuant to an exchange ratio described under the heading “The Transactions—Calculation of the Merger Consideration” below. Immediately after the consummation of the merger, approximately 50.1% of the outstanding shares of Gardner Denver common stock on a fully-diluted basis is expected to be held by pre-merger Ingersoll Rand Industrial stockholders and approximately 49.9% of the outstanding shares of Gardner Denver common stock on a fully-diluted basis is expected to be held by pre-merger Gardner Denver stockholders, in each case excluding any overlaps in the pre-transaction stockholder bases.

Pursuant to the exchange ratio true-up provision in the Merger Agreement, in the event that the percentage of outstanding shares of Gardner Denver common stock to be received by Ingersoll Rand Industrial stockholders entitled to shares of Gardner Denver common stock would be less than 50.1% of all outstanding common stock of Gardner Denver (determined before any adjustment pursuant to the true-up provision), then the aggregate number of shares of Gardner Denver common stock into which such shares of Ingersoll Rand Industrial common stock will automatically be converted in the merger will be increased such that the number of shares of Gardner Denver common stock to be received by Ingersoll Rand Industrial stockholders will equal 50.1% of the shares of Gardner Denver common stock.

Conditions to the Distribution (See “The Transaction Agreements—The Separation Agreement—Conditions to the Distribution” beginning on page 113).

The obligation of Ingersoll Rand to complete the Distribution is subject to the satisfaction or waiver by Ingersoll Rand (subject to the limitation that certain waivers will also be subject to the prior written consent of Gardner Denver) of the following conditions:

•	completion of the Reorganization;
•	Ingersoll Rand Industrial issuing to Ingersoll Rand or a member of the Ingersoll Rand Group additional shares of Ingersoll Rand Industrial common stock such that the number of shares of Ingersoll Rand Industrial common stock then outstanding shall be equal to the number of shares of Ingersoll Rand Industrial common stock necessary to effect the Distribution;
•	payment of the Ingersoll Rand Industrial Payment; and
•	satisfaction or waiver by the party entitled to the benefit thereof of the conditions to the obligations of the parties to the Merger Agreement to consummate the merger, in each case, other than those conditions that by their nature are to be satisfied contemporaneously with the Distribution or merger.

The Merger; Merger Consideration (See “The Transactions—Calculation of the Merger Consideration” beginning on page 56).

In accordance with the Merger Agreement and Delaware law, immediately following the Distribution, Merger Sub will merge with and into Ingersoll Rand Industrial. As a result of the merger, the separate corporate existence of Merger Sub will cease and Ingersoll Rand Industrial will continue as the surviving entity and will become a wholly-owned direct subsidiary of Gardner Denver. Following the merger, Gardner Denver will continue the combined business operations of Ingersoll Rand Industrial and Gardner Denver.

The Merger Agreement provides that each share of Ingersoll Rand Industrial common stock issued and outstanding immediately before the effective time of the merger (which calculation is described below) will automatically convert at the effective time of the merger into a number of shares of Gardner Denver common stock based on the exchange ratio set forth in the Merger Agreement. However, each share of Ingersoll Rand Industrial common stock that is held as treasury stock or by Gardner Denver will be automatically cancelled at the effective time of the merger. The exchange ratio will be determined prior to the closing of the merger based on the number of outstanding shares of Gardner Denver common stock on a fully-diluted, as-converted and as-exercised basis, on the one hand, and the number of shares of Ingersoll Rand Industrial common stock, on the other hand, in each case outstanding immediately prior to the effective time of the merger. As described in the Merger Agreement, the exchange ratio equals the quotient of (i) the total shares of Gardner Denver common stock issued pursuant to the Share Issuance divided by (ii) the number of shares of Ingersoll Rand Industrial common stock issued and outstanding immediately prior to the effective time of the merger, subject to the adjustments set forth in the Merger Agreement. The total shares of Gardner Denver common stock to be issued pursuant to the Share Issuance will equal the number of outstanding shares of Gardner Denver common stock on a fully-diluted, as-converted and as-exercised basis immediately prior to the effective time of the merger multiplied by the quotient of 50.1 divided by 49.9.

Holders of Ingersoll Rand ordinary shares (who following the Distribution will have become holders of shares of Ingersoll Rand Industrial common stock) will not be required to pay for the shares of Gardner Denver common stock they receive and will also retain all of their Ingersoll Rand ordinary shares. Existing shares of Gardner Denver common stock will remain outstanding.

No fractional shares of Gardner Denver common stock will be issued pursuant to the merger. All fractional shares of Gardner Denver common stock that a holder of shares of Ingersoll Rand Industrial common stock would otherwise be entitled to receive as a result of the merger will be aggregated by the distribution agent, and the distribution agent will cause the whole shares obtained by such aggregation to be sold on the NYSE at then-prevailing market prices as soon as practicable after the effective time of the merger. The distribution agent will pay the net proceeds of the sale, after deducting any required withholding taxes and any fees of the distribution agent attributable to such sale, as soon as practicable to the holders of shares of Ingersoll Rand Industrial common stock that would otherwise be entitled to receive such fractional shares of Gardner Denver common stock pursuant to the merger. The merger consideration and cash in lieu of fractional shares (if any) paid in connection with the merger will be reduced by any applicable withholding taxes. See “The Transactions—Calculation of the Merger Consideration” beginning on page 56. The Merger Agreement also contains an exchange ratio true-up provision that provides in the event that the percentage of outstanding shares of Gardner Denver common stock to be received by Ingersoll Rand Industrial stockholders entitled to shares of Gardner Denver common stock would be less than 50.1% of all outstanding common stock of Gardner Denver (determined before any adjustment pursuant to the exchange ratio true-up provision), then the aggregate number of shares of Gardner Denver common stock into which such shares of Ingersoll Rand Industrial common stock will automatically be converted in the merger will be increased such that the number of shares of Gardner Denver common stock to be received by Ingersoll Rand Industrial stockholders will equal 50.1% of the shares of Gardner Denver common stock. If such an increase is necessary, then the amount of the Ingersoll Rand Industrial Payment distributed pursuant to the Separation Agreement will be decreased unless certain circumstances described in the Merger Agreement exist.

Conditions to the Merger (See “The Transaction Agreements—The Merger Agreement—Conditions to the Merger” beginning on page 105).

Mutual Conditions. As more fully described in this proxy statement/prospectus-information statement, the obligations of each of the parties to effect the closing of the merger are subject to the satisfaction or waiver of a number of conditions, including those described below.

The obligations of the parties to the Merger Agreement to consummate the merger are subject to the satisfaction or, if permitted under applicable law, waiver, of the following conditions:

•	the expiration or termination of any applicable waiting period under the HSR Act, and the receipt of applicable consents, authorizations, orders, or approvals required under other competition laws in certain specified jurisdictions and other material consents by national government authorities necessary to permit consummation of the Transactions in material compliance with applicable law;
•	the consummation of the Reorganization and the Distribution in accordance with the Separation Agreement;
•	the effectiveness of this proxy statement/prospectus-information statement and the registration statement of Ingersoll Rand Industrial and the absence of any stop order issued by the SEC or any pending proceeding before the SEC seeking a stop order with respect thereto and the shares of Gardner Denver common stock to be issued pursuant to the Share Issuance being approved for listing on the NYSE, subject to official notice of issuance;
•	the approval by Gardner Denver stockholders of the Share Issuance, in accordance with applicable law and the rules and regulations of the NYSE; and
•	the absence of any law or action by a governmental authority that enjoins, restrains or prohibits the consummation of the Reorganization, the Distribution or the merger.

Gardner Denver Conditions. Gardner Denver’s and Merger Sub’s obligations to effect the merger are subject to the satisfaction or, if permitted by applicable law, waiver, of the following additional conditions:

•	the performance or compliance in all material respects by Ingersoll Rand and Ingersoll Rand Industrial of all covenants required to be complied with or performed by it on or prior to the effective time of the merger under the Merger Agreement;
•	the truth and correctness of the representations and warranties of Ingersoll Rand set forth in the Merger Agreement, generally both when made and at the time of the closing of the merger, subject to certain specified materiality standards;
•	the receipt by Gardner Denver of a certificate, dated as of the closing date of the merger, signed by a senior officer of Ingersoll Rand certifying the satisfaction of the conditions described in the preceding two bullet points;
•	the entry by Ingersoll Rand (or its subsidiary) and Ingersoll Rand Industrial into all applicable other Transaction Documents, and performance in all material respects of all covenants thereunder to be performed or complied with prior to the effective time of the merger; and
•	the receipt by Gardner Denver of a tax opinion from its U.S. tax counsel, which opinion shall not have been withdrawn or modified in any material respect.

Ingersoll Rand Conditions. Ingersoll Rand’s and Ingersoll Rand Industrial’s obligations to effect the merger are subject to the satisfaction or, if permitted by applicable law, waiver, of the following additional conditions:

•	the performance or compliance in all material respects by Gardner Denver and Merger Sub of all covenants required to be complied with or performed by them on or prior to the effective time of the merger under the Merger Agreement;
•	the truth and correctness of the representations and warranties of Gardner Denver set forth in the Merger Agreement, generally both when made and at the time of the closing of the merger, subject to certain specified materiality standards;
•	the receipt by Ingersoll Rand of a certificate, dated as of the closing date of the merger, signed by a senior officer of Gardner Denver certifying the satisfaction of the conditions described in the preceding two bullet points;
•	the entry by Gardner Denver (or its subsidiary) and Merger Sub into all other applicable Transaction Documents, and performance in all material respects of all covenants thereunder to be performed or complied with prior to the effective time of the merger; and
•	the receipt by Ingersoll Rand of tax opinions from its U.S. and Irish tax counsel, which opinions shall not have been withdrawn or modified in any material respect.

Opinion of Baird (See “The Transactions—Opinion of Baird” beginning on page 73).

On April 29, 2019, Robert W. Baird & Co. Incorporated, which we refer to as Baird, verbally rendered its opinion to the Gardner Denver board of directors (which was subsequently confirmed in writing by delivery of Baird’s written opinion addressed to the Gardner Denver board of directors dated April 29, 2019), as to the fairness, from a financial point of view, to Gardner Denver of the exchange ratio provided for in the merger pursuant to the Merger Agreement.

Baird’s opinion was directed to the Gardner Denver board of directors (in its capacity as the Gardner Denver board of directors) and only addressed the fairness, from a financial point of view, to Gardner Denver of the exchange ratio provided for in the merger pursuant to the Merger Agreement and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding. The summary of Baird’s opinion in this proxy statement/prospectus-information statement is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex C to this proxy statement/prospectus-information statement and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Baird in connection with the preparation of its opinion. However, neither Baird’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus-information statement are intended to be, and do not constitute, advice or a recommendation to Gardner Denver board of directors, any security holder of Gardner Denver or any other person as to how to act or vote with respect to any matter relating to the merger. See “The Transactions—Opinion of Baird.”

Board of Directors and Management of Gardner Denver Following the Merger (See “Information About Gardner Denver—Directors and Executive Officers of Gardner Denver” beginning on page 155 and “The Transaction Agreement—The Merger Agreement—Post-Closing Gardner Denver Board of Directors and Executive Officers” beginning on page 91).

The Merger Agreement provides that the Gardner Denver board of directors will take all actions necessary such that, effective as of the effective time of the merger, the number of directors comprising the Gardner Denver board of directors shall be ten, including seven current Gardner Denver board members and three individuals designated by Ingersoll Rand. Four current members of the Gardner Denver board of directors will resign effective as of the merger and, at the effective time of merger, KKR Renaissance Aggregator will have no more than two directors on the Gardner Denver board of directors. Gardner Denver and Ingersoll Rand are in the process of identifying the individuals whom Gardner Denver and Ingersoll Rand will designate for appointment to the board of directors of the combined company upon the consummation of the merger, and details regarding these individuals will be provided by a subsequent amendment to this proxy statement/prospectus-information statement.

Following the merger, management of the combined company will be led by Gardner Denver’s Chief Executive Officer, Vicente Reynal, and a management team from both companies.

Interests of Certain Persons in the Merger (See “The Transactions—Interests of Certain Persons in the Merger” beginning on page 85).

Certain of the executive officers of Gardner Denver or members of the Gardner Denver board of directors may have interests in the Transactions that differ from, or are in addition to, those of Gardner Denver stockholders.

Regulatory Approvals (See “The Transactions—Regulatory Approvals” beginning on page 85, “The Transaction Agreements—The Merger Agreement—Regulatory Matters” beginning on page 99).

As further described in this proxy statement/prospectus-information statement, to complete the Reorganization, the Distribution and the merger, there are filings, notices and waiting periods required in order for Gardner Denver and Ingersoll Rand to obtain required authorizations, approvals and/or consents from a number of antitrust, competition and other regulatory authorities, including required approvals under the competition laws of China, the European Union, Mexico, Russia, South Africa and Turkey, clearance under French foreign investment laws, as well as the expiration of the applicable waiting period under the HSR Act. Gardner Denver and Ingersoll Rand have agreed to use their respective reasonable best efforts to obtain those authorizations, approvals, and/or consents.

For additional information, see “The Transactions—Regulatory Approvals.”

As further described in this proxy statement/prospectus-information statement, the Merger Agreement generally provides that Ingersoll Rand and Gardner Denver will file all required notifications under the HSR Act with the Federal Trade Commission (the “FTC”) and the Department of Justice (the “DOJ”). Each party has agreed, subject to certain limitations, to use its reasonable best efforts to obtain early termination of any waiting period under the HSR Act and supply each other, the FTC and the DOJ with any information reasonably required in connection with such filings. Gardner Denver and Ingersoll Rand filed the requisite notification and report forms with the DOJ and the FTC on May 29, 2019, and the waiting period under the HSR Act has expired. If the merger is not completed within 12 months after the expiration or earlier termination of the applicable HSR Act waiting period, Gardner Denver and Ingersoll Rand will be required to submit new information to the DOJ and the FTC, and a new HSR Act waiting period will have to expire or be earlier terminated before the merger could be completed. In addition, the Merger Agreement generally provides that Ingersoll Rand and Gardner Denver will use their respective reasonable best efforts (as specified in the Merger Agreement and subject to certain exceptions specified therein) to consummate the Transactions, including using reasonable best efforts to file any applications, notices, registrations, filings, reports, petitions and other documents required to be filed with any governmental authority necessary or advisable to consummate the Transactions, obtain each required approval, consent, ratification, permission and waiver of authorization from governmental authorities and parties to any material contractual obligations, cooperate with and provide notice to each other and lift any restraint, injunction or other legal bar to the Transactions. For additional information, see “The Transaction Agreements—The Merger Agreement—Regulatory Matters.”

No Dissenters’ Rights or Rights of Appraisal (See “The Transactions—No Dissenters’ Rights or Rights of Appraisal” beginning on page 87).

Neither Ingersoll Rand’s shareholders nor Gardner Denver’s stockholders will be entitled to exercise appraisal or dissenter’s rights under Irish company law or the DGCL, in connection with the merger.

Debt Financing (See “The Transaction Agreements—Debt Financing” beginning on page 119).

In connection with entering into the Merger Agreement, Gardner Denver and Ingersoll Rand Industrial entered into a commitment letter dated as of April 30, 2019 (as amended and restated on May 31, 2019, the “Ingersoll Rand Industrial Commitment Letter”) with certain financial institutions (the “Ingersoll Rand Industrial Commitment Parties”). Pursuant to the Ingersoll Rand Industrial Commitment Letter, among other things, the Ingersoll Rand Industrial Commitment Parties committed to provide Ingersoll Rand Industrial or another member of the Ingersoll Rand Industrial Group with a $1.9 billion senior secured first lien term loan facility (the “Ingersoll Rand Industrial Term Loan Facility”) subject to the terms and conditions of the Ingersoll Rand Industrial Commitment Letter.

Termination (See “The Transaction Agreements—The Merger Agreement—Termination” beginning on page 106).

The Merger Agreement may be terminated at any time prior to the consummation of the merger by the mutual written consent of Gardner Denver and Ingersoll Rand. Also, subject to specified qualifications and exceptions, either Gardner Denver or Ingersoll Rand may terminate the Merger Agreement at any time prior to the consummation of the merger if:

•	any governmental order permanently restraining, enjoining or otherwise prohibiting consummation of the Transaction becomes final and non-appealable or any law shall have been enacted, entered, enforced or deemed applicable to the Transactions that prohibits, makes illegal or enjoins the consummation of the Transactions;
•	the merger has not been consummated on or prior to October 30, 2020 (the “outside date”); or
•	Gardner Denver’s stockholders fail to approve the Share Issuance at the meeting of Gardner Denver’s stockholders held for such purpose (including any adjournment or postponement thereof).

In addition, subject to specified qualifications and exceptions, Gardner Denver may terminate the Merger Agreement if:

•	the Gardner Denver board of directors or any committee thereof, prior to receipt of stockholder approval of the Share Issuance and subject to payment by Gardner Denver to Ingersoll Rand of the $176 million termination fee, authorizes Gardner Denver’s entry into a definitive agreement with respect to a Superior Proposal (as defined below) and Gardner Denver enters into such agreement, in circumstances where Gardner Denver is permitted to terminate the Merger Agreement and accept such Superior Proposal; or
•	there has been a breach of any representation, warranty, covenant or agreement made by Ingersoll Rand or Ingersoll Rand Industrial in the Merger Agreement, or any such representation and warranty has become untrue after the date of the Merger Agreement that would cause Gardner Denver’s obligation to consummate the merger described above not to be satisfied, and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) thirty days after written notice thereof is given by Gardner Denver to Ingersoll Rand and (ii) one (1) business day before the outside date.

In addition, subject to specified qualifications and exceptions, Ingersoll Rand may terminate the Merger Agreement if:

•	the Gardner Denver board of directors effects a Change of Recommendation; or
•	there has been a breach of any representation, warranty, covenant or agreement made by Gardner Denver in the Merger Agreement, or any such representation and warranty has become untrue after the date of the Merger Agreement that would cause Ingersoll Rand’s and Ingersoll Rand Industrial’s obligation to consummate the merger described above not to be satisfied, and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) thirty days after written notice thereof is given by Ingersoll Rand to Gardner Denver and (ii) one (1) business day before the outside date.

In the event of termination of the Merger Agreement, the Merger Agreement will terminate without any liability on the part of any party except as described below under “—Termination Fees and Expenses Payable in Certain Circumstances,” provided that nothing in the Merger Agreement will relieve any party to the Merger Agreement of liability for material willful breach prior to termination.

Termination Fees and Expenses (See “The Transaction Agreements—The Merger Agreement—Termination Fees and Expenses Payable in Certain Circumstances” beginning on page 107). The Merger Agreement provides that upon termination of the Merger Agreement under specified circumstances, Gardner Denver is required to pay Ingersoll Rand a termination fee of $176 million (the “termination fee”). The circumstances under which the termination fee would be payable include:

•	the Gardner Denver board of directors or any committee thereof, prior to receipt of stockholder approval of the Share Issuance, authorizes Gardner Denver’s entry into a definitive agreement with respect to a Superior Proposal (as defined below) and Gardner Denver enters into such agreement, in circumstances where Gardner Denver is permitted to terminate the Merger Agreement and accept such Superior Proposal;
•	if Ingersoll Rand terminates the Merger Agreement following a Change of Recommendation (as defined below) by the Gardner Denver board of directors; and
•	if (1) a Competing Proposal (as defined below) with respect to Gardner Denver is publicly made and not withdrawn at least two business days prior to specified events, (2) the Merger Agreement is terminated (A) for a failure to obtain Gardner Denver stockholder approval for the Share Issuance, (B) because Gardner Denver has committed an uncured or incurable breach of any representation, warranty, covenant or agreement in the Merger Agreement such that the conditions to the closing of the merger would not be satisfied or (C) because the transactions contemplated by the Merger Agreement have not been consummated prior to the outside date and (3) Gardner Denver consummates, or enters into a definitive agreement with respect to a Competing Proposal (substituting “50%” for each reference to “20%” in the definition of “Competing Proposal”) within twelve months of the termination of the Merger Agreement.

For the purposes of this section, the following defined terms have the following meanings:

•	A “Superior Proposal” means an unsolicited bona fide written Competing Proposal (except the references to 20% in the definition thereof being replaced by 50%) made by a third party which did not result from a breach of the non-solicitation provisions of the Merger Agreement and which, in the good faith judgment of the Gardner Denver board of directors after consultation with its outside financial and legal advisors, taking into account the various legal, financial and regulatory aspects of such Competing Proposal, (A) if accepted, is reasonably likely to be consummated in accordance with its terms and conditions and (B) if consummated, would result in a transaction that is more favorable to Gardner Denver’s stockholders, from a financial point of view, than the merger and the other transactions contemplated by the Merger Agreement, and after taking into account all adjustments or modifications to the terms and conditions thereof irrevocably agreed to in writing by Ingersoll Rand pursuant to the notification provisions of the Merger Agreement described below in response to such Superior Proposal.

•	A “Competing Proposal” means any proposal or offer from a third party relating to:
•	a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving Gardner Denver resulting in, or any proposal or offer which if consummated would result in, any person, entity or group (as defined in or under Section 13 of the Exchange Act) becoming the beneficial owner, directly or indirectly, in one or a series of related transactions, of 20% or more of the total voting power of Gardner Denver common stock, or 20% or more of the total assets taken as a whole; or
•	any acquisition by any person, entity or group (as defined in or under Section 13 of the Exchange Act) other than Gardner Denver or any of its subsidiaries, Ingersoll Rand, Ingersoll Rand Industrial or any affiliate thereof resulting in, or any proposal or offer which if consummated would result in any person, entity or group (as defined in or under Section 13 of the Exchange Act) becoming the beneficial owner, directly or indirectly, in one or a series of related transactions, of 20% or more of the total voting power of Gardner Denver common stock, or 20% or more of the total assets taken as a whole.

If the Merger Agreement is terminated because Gardner Denver’s stockholders fail to approve the Share Issuance at the meeting of Gardner Denver stockholders, Gardner Denver will be required to reimburse Ingersoll Rand in cash for certain out-of-pocket fees and expenses incurred by Ingersoll Rand in connection with the Transactions, up to a maximum of $35 million in the aggregate.

Required Vote (See “The Special Meeting of Gardner Denver Stockholders—Required Vote” beginning on page 51).

The affirmative vote of a majority of the votes cast, in person or by proxy, at the special meeting, where a quorum is present, by holders of shares of Gardner Denver common stock is required to approve the Share Issuance proposal and the Equity Plan Amendment proposal. The merger will not occur unless the Share Issuance proposal is approved. The approval by Gardner Denver stockholders of the Equity Plan Amendment proposal is not a condition to the completion of the merger.

The affirmative vote of a majority of the voting power of the shares of Gardner Denver common stock present, in person or represented by proxy, and entitled to vote thereon is required to approve the adjournment proposal, where a quorum is present.

Approval of each proposal is not conditioned on the approval of any other proposal.

No vote of Ingersoll Rand shareholders is required or being sought (other than a vote on the change of the name of Ingersoll Rand) in connection with the spin-off, the merger or the other Transactions described in this proxy statement/prospectus-information statement.

KKR Renaissance Aggregator, which beneficially owns approximately 34.6% of the issued and outstanding Gardner Denver common stock, has entered into a voting and support agreement with Ingersoll Rand pursuant to which KKR Renaissance Aggregator has agreed to vote all shares beneficially owned by it in favor of the Share Issuance proposal. See “Additional Agreements Related to the Separation, the Distribution and the Merger—Voting and Support Agreement.”

Voting by Gardner Denver Executive Officers and Directors (See “The Special Meeting of Gardner Denver Stockholders—Certain Ownership of Gardner Denver Common Stock” beginning on page 53).

As of the record date, Gardner Denver’s executive officers and directors beneficially owned           shares of Gardner Denver common stock, representing approximately   % of the shares outstanding as of such date. Gardner Denver currently expects that each of its directors and executive officers will vote their shares of Gardner Denver common stock in favor of all proposals, although none of them has entered into an agreement requiring them to do so.

Material U.S. Federal Income Tax Consequences of the Transactions (See “Material U.S. Federal Income Tax Consequences of the Transactions” beginning on page 196).

Assuming the Contribution, taken together with the Distribution, qualifies as a tax-free transaction under Sections 368(a), 361 and 355 of the Code, the Ingersoll Rand shareholders will not recognize any taxable income, gain or loss as a result of the Distribution for U.S. federal income tax purposes. Assuming the merger qualifies as a

“reorganization” within the meaning of Section 368(a) of the Code, U.S. holders, as defined below, of Ingersoll Rand Industrial common stock who receive Gardner Denver common stock in the merger will not recognize any gain or loss for U.S. federal income tax purposes (except with respect to cash in lieu of fractional shares). Gardner Denver stockholders will not receive any stock or other consideration in respect of their Gardner Denver common stock pursuant to the merger, and accordingly will not recognize any gain or loss in respect of their Gardner Denver common stock.

Risk Factors (See “Risk Factors” beginning on page 29).

Gardner Denver stockholders and Ingersoll Rand shareholders should carefully consider the matters described in the section “Risk Factors,” as well as other information included in this proxy statement/prospectus-information statement and the other documents to which they have been referred.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The following summary historical consolidated financial data of Gardner Denver, summary historical combined financial data of the Ingersoll Rand Industrial Business, summary unaudited condensed combined pro forma financial data of Gardner Denver and comparative historical and pro forma per share data of Gardner Denver are being provided to help you in your analysis of the financial aspects of the transaction. You should read this information in conjunction with the financial information included elsewhere and incorporated by reference in this proxy statement/prospectus-information statement. See “Where You Can Find More Information; Incorporation By Reference,” “Information About Gardner Denver,” “Information About the Ingersoll Rand Industrial Business” and “Selected Financial Statement Data.”

Summary of Historical Consolidated Financial Data of Gardner Denver

Gardner Denver’s summary historical consolidated financial data presented below have been derived from, and should be read in conjunction with Gardner Denver’s consolidated financial statements and the accompanying notes and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Gardner Denver’s Annual Report on Form 10-K, for the year ended December 31, 2018 and the unaudited financial statements of Gardner Denver and the accompanying notes and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Gardner Denver’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, each of which is incorporated by reference into this proxy statement/prospectus-information statement. The data shown below is not necessarily indicative of results to be expected for any future period. To find where you can obtain copies of Gardner Denver’s documents that have been incorporated by reference, see “Where You Can Find More Information; Incorporation By Reference.”

	Gardner Denver
	Nine Months Ended September 30,		Year Ended December 31,
(In millions)	2019	2018	2018	2017	2016
	(unaudited)
Statement of Operations Data:
Revenues	$	$1,977.1	$2,689.8	$2,375.4	$1,939.4
Cost of sales		1,233.6	1,677.3	1,477.5	1,222.7
Gross profit		743.5	1,012.5	897.9	716.7
Selling and administrative expenses		330.4	434.6	446.2	415.1
Amortization of intangible assets		93.4	125.8	118.9	124.2
Impairment of other intangible assets		—	—	1.6	25.3
Other operating expense, net		10.8	9.1	222.1	48.6
Operating income		308.9	443.0	109.1	103.5
Interest expense		76.5	99.6	140.7	170.3
Loss on extinguishment of debt		1.0	1.1	84.5	—
Other income, net		(6.7)	(7.2)	(3.4)	(3.6)
Income (loss) before income taxes		238.1	349.5	(112.7)	(63.2)
Provision (benefit) for income taxes		63.2	80.1	(131.2)	(31.9)
Net income (loss)		174.9	269.4	18.5	(31.3)
Net income attributable to noncontrolling interest		—	—	0.1	5.3
Net income (loss) attributable to Gardner Denver Holdings, Inc.	$	$174.9	$269.4	$18.4	$(36.6)
Basic income (loss) per share	$	$0.87	$1.34	$0.10	$(0.25)
Diluted income (loss) per share	$	$0.83	$1.29	$0.10	$(0.25)

	Gardner Denver
	Nine Months Ended September 30,		Year Ended December 31,
(In millions)	2019	2018	2018	2017	2016
	(unaudited)
Statement of Cash Flows Data:
Cash flows - operating activities	$	$298.3	$444.5	$200.5	$165.6
Cash flows - investing activities		(142.6)	(235.0)	(60.8)	(82.1)
Cash flows - financing activities		(272.8)	(373.0)	(17.4)	(43.0)
	Gardner Denver
	As of September 30,	As of December 31,
(In millions)	2019	2018	2017	2016
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$	$221.2	$393.3	$255.8
Total assets		4,487.1	4,621.2	4,316.0
Long-term debt		2,811.1	3,144.4	4,044.2
Total stockholders’ equity		1,676.0	1,476.8	271.8

Summary of Historical Combined Financial Data of the Ingersoll Rand Industrial Business

The Ingersoll Rand Industrial Business’ combined statement of income data for the three years ended December 31, 2018, 2017 and 2016 and the combined balance sheet data as of December 31, 2018 and 2017 have been derived from the Ingersoll Rand Industrial Business’ audited combined financial statements, included elsewhere in this proxy statement/prospectus-information statement. The Ingersoll Rand Industrial Business’ combined statement of income data for the nine months ended September 30, 2019 and 2018 and the combined balance sheet data as of September 30, 2019 have been derived from the Ingersoll Rand Industrial Business’ unaudited condensed combined financial statements, included elsewhere in this proxy statement/prospectus-information statement. The summary combined financial data below is not necessarily indicative of the results that may be expected for any future period. The combined financial data for any interim period is not necessarily indicative of the results that may be expected for the full year. This information is only a summary and should be read in conjunction with the financial statements of the Ingersoll Rand Industrial Business and the accompanying notes and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Ingersoll Rand Industrial Business” thereto included elsewhere in this proxy statement/prospectus-information statement.

The financial information of the Ingersoll Rand Industrial Business included in this proxy statement/prospectus-information statement has been derived from the consolidated financial statements and accounting records of Ingersoll Rand and reflects assumptions and allocations made by Ingersoll Rand. The financial position, results of operations and cash flows of the Ingersoll Rand Industrial Business presented may be different from those that would have resulted had the Ingersoll Rand Industrial Business been operated as a stand-alone company. As a result, the historical financial information of the Ingersoll Rand Industrial Business is not a reliable indicator of future results. See “Risk Factors.”

	Ingersoll Rand Industrial Business
	Nine Months Ended September 30,		Year Ended December 31,
(In millions)	2019	2018	2018	2017	2016
	(unaudited)
Combined Statement of Income Data:
Net revenues(a)	$	$	$3,386.1	$3,085.8	$3,018.3
Operating expenses(b)			(3,023.5)	(2,775.6)	(2,734.3)
Operating income			362.6	310.2	284.0
Other income/(expense), net			(3.2)	3.1	2.3
Provision for income taxes			(83.1)	(119.2)	(79.9)
Net earnings	$	$	$276.3	$194.1	$206.4
Net earnings attributable to noncontrolling interests			(2.6)	3.2	(2.1)
Net earnings attributable to Ingersoll Rand Industrial	$	$	$273.7	$197.3	$204.3
(a)	Includes sales to related parties of $61.7, $55.6, and $54.4 for 2018, 2017 and 2016, respectively.
(b)	Includes cost of goods sold and selling and administrative expenses.
	Ingersoll Rand Industrial Business
	Nine Months Ended September 30,		Year Ended December 31,
(In millions)	2019	2018	2018	2017	2016
	(unaudited)
Combined Statement of Cash Flows Data:
Cash provided by (used in):
Operating activities	$	$	$337.7	$382.8	$294.1
Investing activities	$	$	$(91.9)	$(150.4)	$(63.6)
Financing activities	$	$	$(365.0)	$(165.0)	$(229.6)
	Ingersoll Rand Industrial Business
	As of September 30,	As of December 31,
(In millions)	2019	2018	2017
	(unaudited)
Combined Balance Sheet Data:
Cash and cash equivalents	$	$196.0	$324.6
Total assets	$	$2,828.8	$2,934.6
Total liabilities	$	$879.6	$877.0
Total equity	$	$1,949.2	$2,057.6

Summary Unaudited Condensed Combined Pro Forma Financial Data

The summary unaudited condensed combined pro forma financial data presented below have been prepared by Gardner Denver and are being provided for illustrative purposes only and are not necessarily indicative of what the operating results or financial position of Gardner Denver or the Ingersoll Rand Industrial Business would have been had the transaction been completed at the beginning of the periods or on the dates indicated, nor are they necessarily indicative of any future operating results or financial position. The selected unaudited pro forma combined financial information has been derived from, and should be read in conjunction with, the Unaudited Pro Forma Condensed Combined Financial Information and related notes beginning on page 177 of this proxy statement/prospectus-information statement.

Pro Forma Combined Gardner Denver and the Ingersoll Rand Industrial Business
(In millions, except per share data)	For the Nine Months Ended September 30, 2019	For the Year Ended December 31, 2018
Statement of Operations Data:
Revenues	$	$6,460.3
Operating income		645.4
Net income attributable to Pro Forma Combined		362.3

Other Data:
Net income per share of common stock, basic	$	$0.88
Net income per share of common stock, diluted		$0.86
Weighted-average shares of common stock outstanding, basic		412.1
Weighted-average shares of common stock outstanding, diluted		419.9
As of September 30, 2019
Balance Sheet Data:
Cash and cash equivalents	$
Total assets
Long-term debt
Total stockholders’ equity

Comparative Historical and Pro Forma Per Share Data

The following tables set forth historical and pro forma per share data of Gardner Denver. The Gardner Denver historical data have been derived from, and should be read in conjunction with, the audited consolidated financial statements of Gardner Denver and the accompanying notes thereto included in Gardner Denver’s Annual Report on Form 10-K, for the year ended December 31, 2018 and the unaudited financial statements of Gardner Denver and the accompanying notes thereto included in Gardner Denver’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, each of which is incorporated by reference into this proxy statement/prospectus-information statement.

This summary of comparative historical and pro forma per share data is being provided for illustrative purposes only and is not necessarily indicative of the results that would have been achieved had the transaction been completed during the period presented, nor are they necessarily indicative of any future results. Gardner Denver and the Ingersoll Rand Industrial Business may have performed differently had the transaction occurred prior to the period presented. You should not rely on the pro forma per share data presented as being indicative of the results that would have been achieved had Gardner Denver and the Ingersoll Rand Industrial Business been combined during the period presented or of the future results of Gardner Denver following the transaction.

The following table presents certain historical and pro forma per share data for Gardner Denver:

	As of and for the Nine Months Ended September 30, 2019		As of and for the Year Ended December 31, 2018
	Historical	Pro Forma(a)	Historical	Pro Forma(a)
	(unaudited)		(unaudited)
Gardner Denver:
Earnings Per Share Data:
Basic	$	$	$1.34	$0.88
Diluted	$	$	$1.29	$0.86

Weighted-average common stock outstanding:
Basic			201.6	412.1
Diluted			209.1	419.9
Book value per share of common stock	$	$	$8.46	N/A
Cash dividends declared per share of common stock	$	$	$—	N/A

HISTORICAL MARKET PRICE DATA AND DIVIDEND INFORMATION

Historical Market Price Data

Historical market price data for Ingersoll Rand Industrial has not been presented because Ingersoll Rand Industrial is currently a wholly-owned subsidiary of Ingersoll Rand and its equity interests are not publicly traded.

Gardner Denver common stock is listed and traded on the NYSE under the symbol “GDI.” The following table sets forth, for the periods indicated, the high and low sales prices per share of Gardner Denver common stock, as reported on the NYSE. On [•], 2020, the last practicable trading day prior to the date of this proxy statement/prospectus-information statement, there were [•] shares of Gardner Denver common stock outstanding. Gardner Denver has not declared or paid dividends to the holders of its common stock since its initial public offering.

	Gardner Denver
	High	Low
Calendar Year Ended December 31, 2017
Second Quarter (since May 12, 2017)	$24.55	$19.91
Third Quarter	$27.65	$20.55
Fourth Quarter	$34.63	$26.10

Calendar Year Ended December 31, 2018
First Quarter	$38.00	$29.93
Second Quarter	$35.28	$27.47
Third Quarter	$29.84	$24.35
Fourth Quarter	$28.61	$18.70

Calendar Year Ended December 31, 2019
First Quarter	$28.30	$19.70
Second Quarter	$36.22	$26.77
Third Quarter	$35.39	$26.33
Fourth Quarter (through October 24, 2019)	$32.56	$27.01

The following table presents the last reported sale price of a share of Gardner Denver common stock, as reported on the NYSE on April 29, 2019, the last full trading day prior to the public announcement of the proposed transactions, and on [•], 2020, the last practicable trading day prior to the date of this proxy statement/prospectus-information statement:

	Gardner Denver
April 29, 2019		$32.55
[•], 2020	$	[•]

Dividend Policy

Gardner Denver did not declare or pay dividends to the holders of its common stock in the years ended December 31, 2018 and 2017. Gardner Denver does not intend to pay cash dividends on its common stock in the foreseeable future. Gardner Denver may, in the future, decide to pay dividends on its common stock. Any future determination to pay dividends will be at the discretion of the combined company’s board of directors and will depend on, among other things, its results of operations, cash requirements, financial condition, contractual restrictions contained in current or future financing instruments and other factors that its board of directors deem relevant. Per the terms of the Merger Agreement, Gardner Denver is currently restricted from declaring and paying any dividends prior to the effective time of the merger.

RISK FACTORS

You should carefully consider the following risks, together with the other information contained in this proxy statement/prospectus-information statement and the annexes hereto. For a discussion of additional uncertainties associated with (1) Gardner Denver’s businesses and (2) forward-looking statements in this proxy statement/prospectus-information statement, please see the section entitled “Cautionary Statement Concerning Forward-Looking Statements.” In addition, you should consider the risks associated with Gardner Denver’s business that appear in Gardner Denver’s Annual Report on Form 10-K, for the year ended December 31, 2018, which is incorporated by reference into this proxy statement/prospectus-information statement.

Any of the following risks could materially and adversely affect Gardner Denver’s, Ingersoll Rand Industrial’s or the combined company’s business, financial condition and results of operations and the actual outcome of matters as to which forward-looking statements are made in this proxy statement/prospectus-information statement. In such case, the trading price for Gardner Denver common stock could decline, and you could lose all or part of your investment. The risks described below are not the only risks that Gardner Denver currently faces or that the combined company will face after the consummation of the Transactions. Additional risks and uncertainties not currently known or that are currently expected to be immaterial may also materially and adversely affect the combined company’s business, financial condition and results of operations or the price of combined company’s common stock in the future. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

Risks Related to the Transactions

The integration of the Ingersoll Rand Industrial Business with Gardner Denver following the Transactions may present significant challenges.

There is a significant degree of difficulty inherent in the process of integrating the Ingersoll Rand Industrial Business with Gardner Denver. Risks arising from these difficulties include:

•	the inability to successfully combine Gardner Denver and the Ingersoll Rand Industrial Businesses in a manner that permits the combined company to achieve the cost savings anticipated to result from the Transactions, which would result in the anticipated benefits of the Transactions not being realized in the timeframe currently anticipated or at all;
•	the integration of the Ingersoll Rand Industrial Business with Gardner Denver’s current businesses while carrying on the ongoing operations of all businesses;
•	the challenge of integrating the business cultures and personnel of each of the Ingersoll Rand Industrial Business and Gardner Denver, which may prove to be incompatible;
•	the complexities of combining two businesses with different histories, geographic footprints and assets;
•	the challenge and cost of integrating certain information technology systems and other systems currently provided by Ingersoll Rand with each of the Ingersoll Rand Industrial Business and Gardner Denver;
•	potential difficulty in retaining key officers and personnel of Ingersoll Rand Industrial and Gardner Denver;
•	the challenges associated with combining financial reporting for Gardner Denver and the Ingersoll Rand Industrial Business, including any resulting changes to Gardner Denver’s historical financial reporting practices and segments;
•	potential unknown liabilities and unforeseen increased expenses, delays or conditions associated with the Transactions; and
•	the process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses.

For all these reasons, you should be aware that it is possible that the integration process could result in the distraction of the combined company’s management, the disruption of the combined company’s ongoing business or inconsistencies in its operations, services, standards, controls, policies and procedures, any of which could adversely affect the combined company’s ability to maintain relationships with suppliers, vendors and employees, to achieve the anticipated benefits of the Transactions, or could otherwise materially and adversely affect the combined company’s business and financial results. The integration process may also result in changes or interruptions to Gardner Denver’s historical practice of giving forward-looking financial guidance and the level of detail provided in its public financial disclosures, which could adversely affect the expectations of stockholders and the stock price of the combined company.

Additionally, on May 15, 2019, Ingersoll Rand closed the acquisition of the Precision Flow Systems business and is undertaking the integration of the Precision Flow Systems business with the Ingersoll Rand Industrial Business. The integration of the Precision Flow Systems business may present similar challenges to those described above.

Gardner Denver and Ingersoll Rand may be unable to satisfy the conditions or obtain the approvals required to complete the merger or such approvals may contain material restrictions or conditions.

The consummation of the merger is subject to numerous conditions, as described in this proxy statement/prospectus-information statement, including (i) consummation of certain transactions and financings contemplated by the Merger Agreement and the Separation Agreement (such as the separation of the Ingersoll Rand Industrial Business from Ingersoll Rand’s other business), (ii) the receipt of Gardner Denver stockholder approval of the Share Issuance proposal and (iii) the receipt of certain regulatory approvals (as described under the heading “The Merger Agreement”). Gardner Denver can make no assurances that the merger and related transactions will be consummated on the terms or timeline currently contemplated, or at all.

Governmental agencies may not approve the merger or the related transactions necessary to complete the merger or may impose conditions to the approval of such transactions or require changes to the terms of such transactions. Any such conditions or changes could have the effect of delaying completion of the merger, imposing costs on or limiting the revenues of the combined company following the merger or otherwise reducing the anticipated benefits of the merger and such condition or change might cause Ingersoll Rand and/or Gardner Denver to restructure or terminate the merger or the related transactions.

Failure to complete the merger could adversely affect the market price of Gardner Denver common stock as well as Gardner Denver’s business, financial condition and results of operations.

If the merger is not completed for any reason, the price of Gardner Denver common stock may decline to the extent that the market price of Gardner Denver common stock reflects positive market assumptions that the merger will be completed and the related benefits will be realized. Significant expenses such as legal, advisory and financial services, many of which will be incurred regardless of whether the merger is completed, must be paid. Under the Merger Agreement, under certain limited circumstances, Gardner Denver must also pay Ingersoll Rand a termination fee or reimburse Ingersoll Rand for expenses relating to the Transactions if the Merger Agreement is terminated. Failure to consummate the merger as currently contemplated or at all could adversely affect the price of Gardner Denver common stock and the future business and financial results of Gardner Denver.

The merger consideration payable in the merger will not be adjusted in the event the value of the Ingersoll Rand Industrial Business or its assets or the value of Gardner Denver changes before the merger is completed.

The calculation of the number of shares of Gardner Denver common stock to be issued to Ingersoll Rand shareholders pursuant to the Merger Agreement is based on fixed percentages and will not be adjusted in the event the value of the Ingersoll Rand Industrial Business or its assets or the value of Gardner Denver changes, including as a result of the regulatory approval process. If the value of the Ingersoll Rand Industrial Business or its assets or the value of Gardner Denver changes after the Gardner Denver stockholders approve the Share Issuance proposal, the market price of the common stock of the combined company following completion of the merger may be less than Gardner Denver stockholders anticipated when they considered the Share Issuance proposal. Further, any amounts paid, payable or forgone by Gardner Denver or the Ingersoll Rand Industrial Business in order to obtain the regulatory approvals that are required to complete the merger may decrease the market value of the combined company after completion of the merger. Gardner Denver may not be permitted to terminate the Merger Agreement because of changes in the value of the Ingersoll Rand Industrial Business or its assets. Gardner Denver will not be permitted to terminate the Merger Agreement solely because of changes in the market price of Gardner Denver common stock.

The market price of Gardner Denver common stock may decline as a result of the merger and the market price of Gardner Denver common stock after the consummation of the merger may be affected by factors different from those affecting the price of Gardner Denver common stock or the Ingersoll Rand ordinary shares before the merger.

The market price of Gardner Denver common stock may decline as a result of the merger if the combined company does not achieve the perceived benefits of the merger or the effect of the merger on the combined company’s financial results are not consistent with the expectations of financial or industry analysts.

In addition, upon completion of the merger, Gardner Denver stockholders will own interests in the combined company operating an expanded business with a different mix of assets, risks and liabilities and Ingersoll Rand’s shareholders will own interests in the combined company which will have a different mix of assets, risks and liabilities than held currently by Ingersoll Rand and will not include the businesses not part of the Ingersoll Rand Industrial Business. Gardner Denver’s current stockholders and Ingersoll Rand’s current shareholders may not wish to continue to invest in the combined company, or for other reasons may wish to dispose of some or all of their common stock in the combined company. If, following the effective time of the merger, large amounts of common stock of the combined company are sold, the price of the common stock of the combined company could decline.

Further, the combined company’s results of operations, as well as the market price of its common stock after the merger may be affected by factors in addition to those currently affecting Gardner Denver’s or the Ingersoll Rand Industrial Business’ results of operations and the market prices of Gardner Denver common stock and the Ingersoll Rand ordinary shares, and other differences in assets and capitalization. Accordingly, Gardner Denver’s and Ingersoll Rand’s historical market prices and financial results may not be indicative of these matters for the combined company after the merger.

Gardner Denver and, after the merger, the combined company, are expected to incur substantial expenses related to the Transactions.

Gardner Denver has incurred substantial accounting, financial advisory, legal and other costs, and the management teams of Gardner Denver has devoted considerable time and effort in connection with the Transactions. Gardner Denver may incur significant additional costs in connection with the completion of the Transactions or in connection with any delay in completing the merger or termination of the Merger Agreement, in addition to the other costs already incurred. If the Transactions are not completed, Gardner Denver will bear certain fees and expenses associated with the Transactions without realizing the benefits of the Transactions. In connection with the termination of the Merger Agreement under specified circumstances, Gardner Denver is required to pay to Ingersoll Rand a termination fee of $176 million or reimburse Ingersoll Rand’s out of pocket expenses in an amount up to $35 million. For more information, see “The Transaction Agreements—The Merger Agreement—Termination Fees and Expenses Payable in Certain Circumstances.”

If the merger is completed, Gardner Denver expects the combined company to incur substantial expenses in connection with integrating the business, operations, network, systems, technologies, policies and procedures of the two companies. The fees and expenses may be significant and could have an adverse impact on the combined company’s results of operations.

Although Gardner Denver has assumed that a certain level of transaction and integration expenses would be incurred, there are a number of factors beyond the control of Gardner Denver that could affect the total amount or the timing of the integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result, the transaction and integration expenses associated with the merger could, particularly in the near term, exceed the savings that the combined company expects to achieve from the realization of cost synergies related to the integration of the businesses following the completion of the merger.

The pendency of the Transactions could adversely affect Gardner Denver’s and the Ingersoll Rand Industrial Business and operations.

In connection with the pending merger, some of Gardner Denver’s or the Ingersoll Rand Industrial Business’ current or prospective customers, borrowers, managers or vendors may delay or defer decisions related to their business dealings with Gardner Denver and/or the Ingersoll Rand Industrial Business, which could negatively impact Gardner Denver’s and/or the Ingersoll Rand Industrial Business’ revenues, earnings, cash flows and expenses, regardless of whether the merger is completed. In addition, under the Merger Agreement, Gardner Denver and Ingersoll Rand with respect to the Ingersoll Rand Industrial Business are each subject to certain restrictions on the conduct of its respective business prior to completing the Transactions. These restrictions may prevent Gardner Denver or the Ingersoll Rand Industrial Business from pursuing certain strategic transactions, acquiring and disposing assets, undertaking certain capital projects, undertaking certain financing transactions and otherwise pursuing other actions that are not in the ordinary course of business, even if such actions could prove beneficial. These restrictions may impede Gardner Denver’s or the Ingersoll Rand Industrial Business’ growth which could negatively impact its respective revenue, earnings and cash flows. Additionally, the pendency of the Transactions may make it more difficult for Gardner Denver or Ingersoll Rand Industrial to effectively retain and incentivize key personnel.

Investors holding shares of Gardner Denver common stock immediately prior to the completion of the merger will, in the aggregate, have a significantly reduced ownership and voting interest in Gardner Denver after the merger and will exercise less influence over management.

Investors holding shares of Gardner Denver common stock immediately prior to the completion of the merger will, in the aggregate, own a significantly smaller percentage of the combined company immediately after the completion of the merger. Immediately following the completion of the merger, it is expected that current Ingersoll Rand shareholders will hold approximately 50.1% of Gardner Denver common stock on a fully-diluted basis and existing Gardner Denver stockholders will hold approximately 49.9% of Gardner Denver common stock on a fully-diluted basis, in each case excluding any overlaps in the pre-transaction shareholder bases. In no event will Ingersoll Rand shareholders hold less than 50.1% of the outstanding common stock of Gardner Denver immediately after the merger. Consequently, Gardner Denver stockholders, collectively, will be able to exercise less influence over the management and policies of the combined company than they are currently able to exercise over Gardner Denver’s management and policies.

After the completion of the merger, sales of Gardner Denver common stock may negatively affect its market price.

The shares of Gardner Denver common stock to be issued in the merger to Ingersoll Rand shareholders will generally be eligible for immediate resale. The market price of Gardner Denver common stock could decline as a result of sales of a large number of shares of Gardner Denver common stock in the market after the completion of the merger or the perception in the market that these sales could occur.

If the Distribution together with certain related transactions do not qualify as tax-free under Sections 355 and 368(a) of the Code, including as a result of subsequent acquisitions of stock of Ingersoll Rand or Gardner Denver, then Ingersoll Rand and Ingersoll Rand shareholders may be required to pay substantial U.S. federal income taxes, and Gardner Denver may be obligated to indemnify Ingersoll Rand for such taxes imposed on Ingersoll Rand.

The Distribution together with certain related transactions and the merger are conditioned upon Ingersoll Rand’s receipt of the Distribution Tax Opinion of Paul, Weiss, to the effect that the Distribution together with certain related transactions will qualify as tax-free to Ingersoll Rand, Ingersoll Rand Industrial, other Ingersoll Rand subsidiaries and the Ingersoll Rand shareholders, as applicable, for U.S. federal income tax purposes. The opinion of Ingersoll Rand’s counsel will be based on, among other things, certain representations and assumptions as to factual matters made by Gardner Denver, Ingersoll Rand Industrial and Ingersoll Rand. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the opinion of counsel. An opinion of counsel represents counsel’s best legal judgment, is not binding on the Internal Revenue Service (“IRS”) or the courts, and the IRS or the courts may not agree with the opinion. In addition, the opinion will be based on current law, and cannot be relied upon if current law changes with retroactive effect.

The Distribution will be taxable to Ingersoll Rand pursuant to Section 355(e) of the Code if there is a 50% or greater change in ownership of either Ingersoll Rand or Ingersoll Rand Industrial, directly or indirectly, as part of a plan or series of related transactions that include the Distribution. A Section 355(e) change of ownership would not make the Distribution taxable to the Ingersoll Rand shareholders. Because Ingersoll Rand shareholders will collectively be treated as owning more than 50% of the Gardner Denver common stock following the merger, the merger alone should not cause the Distribution to be taxable to Ingersoll Rand under Section 355(e). However,

Section 355(e) might apply if other acquisitions of stock of Ingersoll Rand before or after the merger, or of Gardner Denver after the merger, are considered to be part of a plan or series of related transactions that include the Distribution together with certain related transactions. If Section 355(e) applied, Ingersoll Rand might recognize a very substantial amount of taxable gain.

Furthermore, if Section 355(e) applied as a result of Ingersoll Rand Industrial, Gardner Denver or certain specified Gardner Denver stockholders failing to abide by restrictions in the Tax Matters Agreement, or the occurrence of certain events relating to Ingersoll Rand Industrial or Gardner Denver, Gardner Denver generally will be required to bear the cost of any resulting tax liability. Any such taxes would be expected to be material to Gardner Denver, and could cause Gardner Denver’s business, financial condition and operating results to suffer.

See “Material U.S. Federal Income Tax Consequences of the Transactions.”

If the merger does not qualify as a tax-free reorganization under Section 368(a) of the Code, the shareholders of Ingersoll Rand may be required to pay substantial U.S. federal income taxes.

The obligations of Ingersoll Rand Industrial and Gardner Denver to consummate the merger are conditioned, respectively, on Ingersoll Rand’s receipt of a Merger Tax Opinion from Paul, Weiss and Gardner Denver’s receipt of a Merger Tax Opinion from Simpson Thacher, in each case to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based upon, among other things, certain representations and assumptions as to factual matters made by Gardner Denver, Ingersoll Rand, Ingersoll Rand Industrial and Merger Sub. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the opinions. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the opinions will be based on current law, and cannot be relied upon if current law changes with retroactive effect. If the merger were taxable, U.S. holders, as defined below, of Ingersoll Rand Industrial would be considered to have made a taxable sale of their Ingersoll Rand Industrial common stock to Gardner Denver, and such U.S. holders of Ingersoll Rand Industrial would generally recognize taxable gain or loss on their receipt of Gardner Denver common stock in the merger.

See “Material U.S. Federal Income Tax Consequences of the Transactions.”

If the merger is not completed by October 30, 2020, Gardner Denver or Ingersoll Rand may terminate the Merger Agreement.

Either Gardner Denver or Ingersoll Rand may terminate the Merger Agreement under certain circumstances, including if the merger has not been consummated by October 30, 2020. However, this termination right will not be available to a party if that party failed to fulfill its obligations under the Merger Agreement or the Separation Agreement and that failure was the primary cause of the failure to consummate the merger.

The merger will result in changes to the board of directors and management that may affect the strategy and operations of the combined company.

Effective as of the closing of the merger, four current Gardner Denver directors will resign and the board of directors of the combined company will consist of ten members, comprised of seven Gardner Denver directors selected by the Gardner Denver board of directors and three individuals selected by Ingersoll Rand, with Peter Stavros to remain as chairman of the board of the combined company. Effective as of the closing of the merger, the combined company’s management is expected to include current Gardner Denver executives, including Vicente Reynal, and executives of the Ingersoll Rand Industrial Business. This new composition of the board of directors and management team may affect the combined company’s business strategy and operating decisions following the closing of the merger. In addition, there can be no assurances that the new board of directors and management team will function effectively as a team and that there will not be any adverse effects on the combined company’s business as a result.

Gardner Denver and Ingersoll Rand Industrial will each be required to abide by potentially significant restrictions which could limit each company’s ability to undertake certain corporate actions (such as the issuance of common stock or the undertaking of certain business combinations) that otherwise could be advantageous.

The Tax Matters Agreement will impose certain restrictions on Gardner Denver and Ingersoll Rand Industrial during the two-year period following the Distribution, subject to certain exceptions, with respect to actions that could cause the Reorganization, the Distribution and certain related transactions to fail to qualify for their intended tax treatment. As a result of these restrictions, Gardner Denver’s and Ingersoll Rand Industrial’s ability to engage in certain transactions, such as the issuance or purchase of stock or certain business combinations may be limited.

If Ingersoll Rand Industrial, Gardner Denver or certain specified Gardner Denver stockholders take any enumerated actions or omissions, or if certain events relating to Ingersoll Rand Industrial or Gardner Denver occur that would cause the Reorganization, the Distribution or certain related transactions to become taxable, Gardner Denver generally will be required to bear the cost of any resulting tax liability. If the Reorganization, the Distribution or certain related transactions became taxable, Ingersoll Rand would be expected to recognize a substantial amount of income, which would result in a material amount of taxes. Any such taxes allocated to Gardner Denver would be expected to be material to Gardner Denver, and could cause Gardner Denver’s business, financial condition and operating results to suffer. These restrictions may reduce Gardner Denver’s ability to engage in certain business transactions that otherwise might be advantageous to Gardner Denver.

The Merger Agreement limits the combined company’s ability to engage in certain competitive activities.

The Merger Agreement includes non-compete provisions pursuant to which Gardner Denver generally agreed to not compete in HVAC and refrigeration businesses of Ingersoll Rand as conducted as of the closing date of the merger in territories in which Ingersoll Rand operates on the closing date of the merger for five years following the Distribution subject to certain exceptions set forth in the Merger Agreement. See “The Transaction Agreements—The Merger Agreement—Non-Competition.” The foregoing restrictions may limit the combined company’s ability to engage in certain activities, may potentially lead to disputes and may materially and adversely affect the business, financial condition and results of operations of the combined company.

Risks Related to the Combined Company Following the Transactions

If completed, the merger may not be successful or achieve its anticipated benefits.

If the merger is completed the combined company may not be able to successfully realize anticipated growth opportunities or integrate Gardner Denver’s business and operations with the Ingersoll Rand Industrial Business and operations. After the merger, the combined company will have significantly more revenue, expenses, assets, debt and employees than Gardner Denver did prior to the merger. In the Reorganization, Gardner Denver will also be assuming certain liabilities of the Ingersoll Rand Industrial Business and taking on other obligations (including collective bargaining agreements, certain liabilities relating to asbestos and discontinued operations and certain pension obligations with respect to transferred employees). The combined company may not successfully or cost-effectively integrate the Ingersoll Rand Industrial Business and operations into Gardner Denver’s existing business and operations and may face challenges in realizing such integration that may materially and adversely affect the operation and financial results of the combined company. For more detail on such challenges, see “—Risk Factors Related to the Transaction—The integration of the Ingersoll Rand Industrial Business with Gardner Denver following the Transactions may present significant challenges.” Even if the combined company is able to integrate the Ingersoll Rand Industrial Business and operations successfully, this integration may not result in the realization of the full benefits of the growth opportunities that Gardner Denver currently expects from the merger within the anticipated time frame, or at all.

Gardner Denver and the Ingersoll Rand Industrial Business have, and the combined company will have, exposure to the risks associated with instability in the global economy and financial markets, which may negatively impact the combined company’s revenues, liquidity, suppliers and customers.

The combined company’s financial performance will depend, in large part, on conditions in the markets it serves and on the general condition of the global economy, which impacts these markets. Any sustained weakness in demand for the combined company’s products and services resulting from a contraction or uncertainty in the global economy could adversely impact the combined company’s revenues and profitability.

In addition, Gardner Denver believes that many of its suppliers and customers access, and the combined company’s suppliers and customers will access, global credit markets to provide liquidity, and in some cases, utilize external financing to purchase products or finance operations. If the combined company’s customers or suppliers are unable to access credit markets or lack liquidity, it may impact customer demand for the combined company’s products and services or cause delays in the delivery of key products from suppliers.

Furthermore, Gardner Denver’s and the Ingersoll Rand Industrial Business’ products are sold in many industries, some of which are cyclical and may experience periodic contractions. Cyclical weakness in the industries that Gardner Denver and the Ingersoll Rand Industrial Business serve, and the combined company following the Transactions will serve, could adversely affect demand for the combined company’s products and affect the combined company’s profitability and financial performance.

More than half of Gardner Denver’s and the Ingersoll Rand Industrial Business’ sales and operations are in non-U.S. jurisdictions and they are subject to the economic, political, regulatory and other risks of international operations.

For the year ended December 31, 2018, approximately 56% of Gardner Denver’s revenues and 47% of the Ingersoll Rand Industrial Business’ revenues were from customers in countries outside of the United States. The combined company will have manufacturing facilities in Germany, the United Kingdom, China, Finland, France, Italy, India and other countries. The combined company intends to continue to expand its international operations to the extent that suitable opportunities become available. Non-U.S. operations and United States export sales could be adversely affected as a result of: political or economic instability in certain countries; differences in foreign laws, including increased difficulties in protecting intellectual property and uncertainty in enforcement of contract rights; credit risks; currency fluctuations, in particular, changes in currency exchange rates between the U.S. dollar, Euro, British Pound and the Chinese Renminbi; exchange controls; changes in and uncertainties with respect to tariffs; and import/export trade restrictions (including changes in United States trade policy toward other countries, such as the imposition of tariffs and the resulting consequences), as well as other changes in political policy in the United States, China, the U.K. and certain European countries (including the impacts of the U.K.’s national referendum resulting in an election to withdraw from the European Union); royalty and tax increases; nationalization of private enterprises; civil unrest and protests, strikes, acts of terrorism, war or other armed conflict; shipping products during times of crisis or war; and other factors inherent in foreign operations.

In addition, the combined company’s expansion into new countries may require significant resources and the efforts and attention of its management and other personnel, which will divert resources from its existing business operations. As the combined company expands its business globally, its success will depend, in large part, on its ability to anticipate and effectively manage these risks associated with its international operations.

The combined company will face competition in the markets it serves, which could materially and adversely affect the combined company’s operating results.

Gardner Denver and the Ingersoll Rand Industrial Business actively compete with many companies producing similar products. Depending on the particular product and application, Gardner Denver and the Ingersoll Rand Industrial Business each experience competition based on a number of factors, including price, quality, performance and availability. Gardner Denver and the Ingersoll Rand Industrial Business each compete against many companies, including divisions of larger companies with greater financial resources than Gardner Denver or the Ingersoll Rand Industrial Business possesses or the combined company will possess following the Transactions. As a result, these competitors may be both domestically and internationally better able to withstand a change in conditions within the markets in which the combined company competes and throughout the global economy as a whole.

In addition, the combined company’s ability to compete effectively will depend on how successfully the combined company anticipates and responds to various competitive factors, including new competitors entering its markets, new products and services that may be introduced by competitors, changes in customer preferences, pricing pressures and new government regulations. If the combined company is unable to anticipate its competitors’ development of new products and services, identify customer needs and preferences on a timely basis, or successfully introduce new products and services or modify existing products and service offerings in response to such competitive factors, the combined company could lose customers to competitors. If the combined company cannot compete successfully, its sales and operating results could be materially and adversely affected.

Large or rapid increases in the cost of raw materials and component parts, substantial decreases in their availability or the combined company’s dependence on particular suppliers of raw materials and component parts could materially and adversely affect the combined company’s operating results.

The combined company’s primary raw materials, directly and indirectly, are cast iron, aluminum and steel. Gardner Denver purchases, and the combined company will also purchase, a large number of motors and, therefore, also have exposure to changes in the price of copper, which is a primary component of motors. Gardner Denver has, and the combined company will have, long-term contracts with only a few suppliers of key components. Consequently, the combined company is vulnerable to fluctuations in prices and availability of such raw materials. Factors such as supply and demand, freight costs and transportation availability, inventory levels of brokers and dealers, the level of imports and general economic conditions may affect the price and availability of raw materials. In addition, the combined company will use single sources of supply for certain iron castings, motors and other select engineered components that are critical in the manufacturing of its products. From time to time in recent years, Gardner Denver has experienced disruptions to its supply deliveries for raw materials and component parts and may experience further supply disruptions. Any such disruption could have a material adverse effect on the ability to timely meet Gardner Denver’s, and following the Transactions, the combined company’s commitments to customers and, therefore, the combined company’s operating results.

The combined company may be unable to provide the benefits and services and access to financial strength and resources to the Ingersoll Rand Industrial Business that historically have been provided by Ingersoll Rand.

The Ingersoll Rand Industrial Business is currently a business unit of Ingersoll Rand. As such, the Ingersoll Rand Industrial Business has received benefits and services from Ingersoll Rand and has been able to benefit from Ingersoll Rand’s financial strength and extensive business relationships. After the Transactions are consummated, the Ingersoll Rand Industrial Business will no longer be owned by Ingersoll Rand and will no longer benefit from Ingersoll Rand’s resources. While Ingersoll Rand and certain of its affiliates are expected to provide transition services for specified periods following the Transactions, it cannot be assured that the combined company will be able to adequately replace those resources or replace them at the same cost. If the combined company is not able to replace the resources provided by Ingersoll Rand or is unable to replace them at the same cost or is delayed in replacing the resources provided by Ingersoll Rand, the combined company’s results of operations may be negatively impacted.

The combined company’s operating results could be adversely affected by a loss or reduction of business with key customers or consolidation or the vertical integration of its customer base.

Gardner Denver derives, and the combined company will derive, revenue from certain key customers, in particular with respect to its oilfield service products and services. The loss or reduction of significant contracts with any of these key customers could result in a material decrease of the combined company’s future profitability and cash flows. In addition, the consolidation or vertical integration of key customers may result in the loss of certain customer contracts or impact demand or competition for the combined company’s products. Any changes in such customers’ purchasing practices, or decline in such customers’ financial condition, may have a material adverse impact on the combined company’s business, results of operations and financial condition. Some of Gardner Denver’s and the Ingersoll Rand Industrial Business’ customers are significantly larger than the combined company will be, have greater financial and other resources and also have the ability to purchase products from their competitors. As a result of their size and position in the marketplace, some of the combined company’s customers will have significant purchasing leverage and could cause the combined company to materially reduce the price of its products, which could have a material adverse effect on the combined company’s revenue and profitability. In addition, in the petroleum product market, lost sales may be difficult to replace due to the relative concentration of the customer base. Gardner Denver is unable to predict what effect consolidation in its and the combined company’s customers’ industries may have on prices, capital spending by customers, selling strategies, competitive position, the combined company’s ability to retain customers or the combined company’s ability to negotiate favorable agreements with customers.

The loss of, or disruption in, the combined company’s distribution network could have a negative impact on its abilities to ship products, meet customer demand and otherwise operate the combined company’s business.

Gardner Denver sells, and the combined company will sell, a significant portion of its products through independent distributors and sales representatives. Gardner Denver relies, and the combined company will rely, in large part on the orderly operation of this distribution network, which depends on adherence to shipping schedules and effective management. Gardner Denver conducts, and the combined company will conduct, all of its shipping through independent third parties. Although Gardner Denver believes that its receiving, shipping and distribution process is efficient and well-positioned to support its operations and strategic plans, it cannot provide assurance that it has anticipated all issues or that events beyond its or the combined company’s control, such as natural disasters or other catastrophic events, labor disagreements, acquisition of distributors by a competitor, consolidation within its distributor network or shipping problems, will not disrupt its distribution network. If complications arise within a segment of the combined company’s distribution network, the remaining network may not be able to support the resulting additional distribution demands. Any of these disruptions or complications could negatively impact the combined company’s revenues and costs.

The combined company’s results of operations will be subject to exchange rate and other currency risks. A significant movement in exchange rates could adversely impact the combined company’s results of operations and cash flows.

The combined company will conduct its business in many different currencies. A significant portion of Gardner Denver’s and the Ingersoll Rand Industrial Segment’s revenue, approximately 52% and approximately 45%, respectively, for the year ended December 31, 2018, is denominated in currencies other than the U.S. dollar. Accordingly, currency exchange rates, and in particular unfavorable movement in the exchange rates between U.S. dollars and Euros, British Pounds and Chinese Renminbi, will affect the combined company’s operating results. The effects of exchange rate fluctuations on the combined company’s future operating results are unpredictable because of the number of currencies in which Gardner Denver and the Ingersoll Rand Industrial Business do business and the potential volatility of exchange rates. Gardner Denver and the Ingersoll Rand Industrial Business are also subject to the risks of currency controls and devaluations. Although historically not significant, if currency controls were enacted in countries where the combined company generates significant cash balances, these controls may limit its ability to convert currencies into U.S. dollars or other currencies, as needed, or to pay dividends or make other payments from funds held by subsidiaries in the countries imposing such controls, which could adversely affect the liquidity of the combined company. Currency devaluations could also negatively affect the combined company’s operating margins and cash flows.

The historical financial information of the Ingersoll Rand Industrial Business may not be representative of its results if it had been operated independently of Ingersoll Rand and, as a result, may not be a reliable indicator of its future results.

The historical financial information of the Ingersoll Rand Industrial Business has been derived from the consolidated financial statements and accounting records of Ingersoll Rand and reflects assumptions and allocations made by Ingersoll Rand. The financial position, results of operations and cash flows of the Ingersoll Rand Industrial Business presented may be different from those that would have resulted had the Ingersoll Rand Industrial Business been operated as a standalone company or by a company other than Ingersoll Rand. For example, in preparing the Ingersoll Rand Industrial Business’ financial statements, Ingersoll Rand made an allocation of costs and expenses that are attributable to the Ingersoll Rand Industrial Business. However, these costs and expenses reflect the costs and expenses attributable to the Ingersoll Rand Industrial Business operated as part of a larger organization, do not reflect costs and expenses that would be incurred by the Ingersoll Rand Industrial Business had it been operated independently and may not reflect costs and expenses that would have been incurred had the Ingersoll Rand Industrial Business been supported as a subsidiary of Gardner Denver. As a result, the historical financial information of the Ingersoll Rand Industrial Business may not be a reliable indicator of future results.

The unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/prospectus-information statement may not be representative of the combined company’s results after the merger, and accordingly, you have limited financial information on which to evaluate the combined company following the merger.

The unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/prospectus-information statement has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the merger been completed as of the dates indicated, nor is it indicative of the future operating results or financial position of the combined company following the merger. The unaudited pro forma condensed combined financial information does not reflect future events that may occur after the merger. The unaudited pro forma condensed combined financial information presented elsewhere in this proxy statement/prospectus-information statement is based in part on certain assumptions regarding the Transactions that Gardner Denver and Ingersoll Rand believe are reasonable under the circumstances. Neither Gardner Denver nor Ingersoll Rand can assure you that the assumptions will prove to be accurate over time.

Credit and counterparty risks could harm the combined company’s business.

The financial condition of the combined company’s customers could affect its ability to market its products or collect receivables. In addition, financial difficulties faced by the combined company’s customers as a result of an adverse economic event or other market factors may lead to cancellation or delay of orders. The combined company’s customers may suffer financial difficulties that make them unable to pay for a product or solution when payments become due, or they may decide not to pay the combined company, either as a matter of corporate decision-making or in response to changes in local laws and regulations. Although historically not material, Gardner Denver cannot be certain that, in the future, expenses or losses for uncollectible amounts will not have a material adverse effect on the combined company’s revenues, earnings and cash flows.

The combined company’s ongoing and expected restructuring plans and other cost savings initiatives may not be as effective as it anticipates, and the combined company may fail to realize the cost savings and increased efficiencies that it expects to result from these actions. The combined company’s operating results could be negatively affected by its inability to effectively implement such restructuring plans and other cost savings initiatives.

Gardner Denver continually seeks and expects that the combined company will continue to seek ways to simplify or improve processes, eliminate excess capacity and reduce costs in all areas of their operations, which from time to time includes restructuring activities. Gardner Denver has implemented significant restructuring activities across its global manufacturing, sales and distribution footprint, which include workforce reductions and facility consolidations. From 2015 to 2017, Gardner Denver incurred restructuring charges of approximately $48.0 million across its segments. In 2018, Gardner Denver incurred restructuring charges of $12.7 million. Costs of future initiatives may be material and the savings associated with them are subject to a variety of risks, including the combined company’s inability to effectively eliminate duplicative back office overhead and overlapping sales personnel, rationalize manufacturing capacity, synchronize information technology systems, consolidate warehousing and distribution facilities and shift production to more economical facilities. As a result, the contemplated costs to effect these initiatives may materially exceed estimates. The initiatives Gardner Denver is contemplating or the combined company may contemplate following the Transactions may require consultation with various employees, labor representatives or regulators, and such consultations may influence the timing, costs and extent of expected savings and may result in the loss of skilled employees in connection with the initiatives.

Although Gardner Denver has considered and expects that the combined company will continue to consider the impact of local regulations, negotiations with employee representatives and the related costs associated with its restructuring activities, factors beyond the control of management may affect the timing of these projects and therefore affect when savings will be achieved under the plans. There can be no assurance that the combined company will be able to successfully implement these cost savings initiatives in the time frames contemplated (or at all) or that the combined company will realize the projected benefits of these and other restructuring and cost savings initiatives. If the combined company is unable to implement its cost savings initiatives, its business may be adversely affected. Moreover, the combined company’s continued implementation of cost savings initiatives may have a material adverse effect on its business, results of operations and financial condition.

In addition, as the combined company consolidates facilities and relocates manufacturing processes to lower-cost regions, its success will depend on its ability to continue to meet customer demand and maintain a high level of quality throughout the transition. Failure to adequately meet customer demand or maintain a high level or quality could have a material adverse effect on the combined company’s business, results of operations and financial condition.

If the combined company is unable to develop new products and technologies, the combined company’s competitive position may be impaired, which could materially and adversely affect its sales and market share.

The markets in which the combined company will operate are characterized by changing technologies and introductions of new products and services. The combined company’s ability to develop new products based on technological innovation can affect its competitive position and often requires the investment of significant resources. Difficulties or delays in research, development or production of new products and technologies, or failure to gain market acceptance of new products and technologies, may significantly reduce future revenues and materially and adversely affect the combined company’s competitive position. Gardner Denver cannot assure you that the combined company will have sufficient resources to continue to make the investment required to maintain or increase its market share or that its investments will be successful. If the combined company does not compete successfully, its business, financial condition, results of operations and cash flows could be materially adversely affected.

The risk of non-compliance with U.S. and foreign laws and regulations applicable to the combined company’s international operations could have a significant impact on its results of operations, financial condition or strategic objectives.

Gardner Denver’s and the Ingersoll Rand Industrial Business’ global operations subject each of them to regulation by U.S. federal and state laws and multiple foreign laws, regulations and policies, which could result in conflicting legal requirements. These laws and regulations are complex, change frequently, have become more stringent over time and increase the combined company’s cost of doing business. These laws and regulations include import and export control, environmental, health and safety regulations, data privacy requirements, international labor laws and work councils and anti-corruption and bribery laws such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, the U.N. Convention Against Bribery and local laws prohibiting corrupt payments to government officials.

The combined company will be subject to the risk that it, its employees, its affiliated entities, contractors, agents or their respective officers, directors, employees and agents may take actions determined to be in violation of any of these laws, for which it might be held responsible, particularly as the combined company expands its operations geographically through organic growth and acquisitions. An actual or alleged violation could result in substantial fines, sanctions, civil or criminal penalties, debarment from government contracts, curtailment of operations in certain jurisdictions, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect the combined company’s results of operations, financial condition or strategic objectives.

The combined company’s success depends on its executive management and other key personnel and its ability to attract and retain top talent throughout the company.

The combined company’s future success depends to a significant degree on the skills, experience and efforts of the combined company’s executive management and other key personnel and their ability to provide the combined company with uninterrupted leadership and direction. The failure to retain the combined company’s executive officers and other key personnel or a failure to provide adequate succession plans could have an adverse impact. The combined company’s future success also depends on its ability to attract, retain and develop qualified personnel at all levels of the organization. The availability of highly qualified talent is limited in a number of the jurisdictions in which the combined company will operate, and the competition for talent is robust. A failure to attract, retain and develop new qualified personnel throughout the organization could have an adverse effect on the combined company’s operations and implementation of its strategic plan.

Future acquisitions and integrating such acquisitions create certain risks and may affect the combined company’s operating results.

Gardner Denver and the Ingersoll Rand Industrial Business have each acquired businesses in the past, and the combined company may continue to acquire businesses or assets in the future. The acquisition and integration of businesses or assets involves a number of risks. The core risks are valuation (negotiating a fair price for the business), integration (managing the process of integrating the acquired company’s people, products, technology and other assets to extract the value and synergies projected to be realized in connection with the acquisition), regulation (obtaining necessary regulatory or other government approvals that may be necessary to complete acquisitions) and diligence (identifying undisclosed or unknown liabilities or restrictions that will be assumed in the acquisition).

In addition, acquisitions outside of the United States often involve additional or increased risks including, for example:

•	managing geographically separated organizations, systems and facilities;
•	integrating personnel with diverse business backgrounds and organizational cultures;
•	complying with non-U.S. regulatory requirements;
•	fluctuations in currency exchange rates;

•	enforcement of intellectual property rights in some non-U.S. countries;
•	difficulty entering new non-U.S. markets due to, among other things, consumer acceptance and business knowledge of these new markets; and
•	general economic and political conditions.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s combined businesses and the possible loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with acquisitions and the integration of an acquired company’s operations could have an adverse effect on the combined company’s business, results of operations, financial condition or prospects.

The combined company’s revenues and operating results, especially in the Energy segment, will depend, in part, on the level of activity in the energy industry, which is significantly affected by volatile oil and gas prices.

Demand for certain products of Gardner Denver’s Energy segment, particularly in the upstream energy market, depends on the level of activity in oil and gas exploration, development and production, and is primarily tied to the number of working and available drilling rigs, number of wells those rigs drill annually, the amount of hydraulic fracturing horsepower required on average to fracture each well and, ultimately, oil and natural gas prices overall. The energy market is volatile as the worldwide demand for oil and natural gas fluctuates. For example, weakness in upstream energy activity in North America significantly impacted Gardner Denver’s business in 2015 and 2016. Generally, when worldwide demand or the combined company’s customers’ expectations of future prices for these commodities are depressed, the demand for the combined company products used in drilling and recovery applications may be reduced. Other factors, including availability of quality drilling prospects, exploration success, relative production costs and political and regulatory environments are also expected to affect the demand for the combined company’s products. Worldwide military, political and economic events have in the past contributed to oil and gas price volatility and are likely to do so in the future. A change in economic conditions also puts pressure on the combined company’s receivables and collections.

Accordingly, the combined company’s operating results for any particular period may not necessarily be indicative of the operating results for any future period as the markets for its products have historically experienced volatility. In particular, orders in Gardner Denver’s Energy segment have historically corresponded to demand for oil and gas and petrochemical products and have been influenced by prices and inventory levels for oil and natural gas, rig count, number of wells those rigs drill annually, the amount of hydraulic fracturing horsepower required on average to fracture each well and other economic factors which Gardner Denver cannot reasonably predict. Gardner Denver’s Energy segment generated approximately 42% of its consolidated revenues for the year ended December 31, 2018 and approximately [•]% of its consolidated revenues for the nine months ended September 30, 2019.

Cost overruns, delays, penalties or liquidated damages could negatively impact the combined company’s results, particularly with respect to fixed-price contracts for custom engineered products.

A portion of the combined company’s revenues and earnings will be generated through fixed-price contracts for custom engineered products. Certain of these contracts provide for penalties or liquidated damages for failure to timely perform its obligations under the contract, or require that Gardner Denver, at its expense, correct and remedy to the satisfaction of the other party certain defects. Because substantially all of Gardner Denver’s custom engineered product contracts are at a fixed price, the combined company will face the risk that cost overruns, delays, penalties or liquidated damages may exceed, erode or eliminate its expected profit margin, or cause the combined company to record a loss on its projects.

Changes in tax or other laws, regulations, or adverse determinations by taxing or other governmental authorities could increase the combined company’s effective tax rate and cash taxes paid or otherwise affect its financial condition or operating results.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (“Tax Act”). The Tax Act makes broad and complex changes to the Code that affected taxable years ended 2017 and 2018, affect the current taxable year and will affect future taxable years. Such changes include (1) permanently reducing the corporate income tax rate, (2) limiting the deduction for net operating losses to 80% of current year taxable income and eliminating net operating loss carrybacks, (3) disallowing deductions for net business interest expense (even if interest is paid to third parties) in excess of 30% of adjusted taxable income, (4) requiring a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries that is payable over eight years and (5) permitting bonus depreciation that will allow for full expensing of qualified property.

While Gardner Denver monitors proposals and other developments that would materially impact its tax burden and/or effective tax rate and investigate its options, the combined company could still be subject to increased taxation on a going forward basis no matter what action Gardner Denver or the combined company undertakes if certain legislative proposals or regulatory changes are enacted, certain tax treaties are amended and/or its interpretation of applicable tax or other laws is challenged and determined to be incorrect. The inability to realize any anticipated tax benefits related to the combined company’s operations and corporate structure could have a material adverse impact on the combined company’s results of operations, financial condition and cash flows. Further, the specific future impacts of the Tax Act on holders of the combined company’s common stock are uncertain and could in certain instances be adverse. Gardner Denver urges Gardner Denver stockholders and Ingersoll Rand shareholders to consult with their legal and tax advisors with respect to any such legislation and the potential tax consequences of investing in Gardner Denver common stock.

A significant portion of Gardner Denver’s assets consists of goodwill and other intangible assets, the value of which may be reduced if Gardner Denver determines that those assets are impaired.

As a result of the acquisition of Gardner Denver by investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (“KKR”) in 2013, Gardner Denver applied the acquisition method of accounting and established a new basis of accounting on July 30, 2013. Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the tangible and identifiable intangible assets acquired, liabilities assumed and any non-controlling interest. Intangible assets, including goodwill, are assigned to Gardner Denver’s reporting units based upon their fair value at the time of acquisition. In accordance with GAAP, goodwill and indefinite-lived intangible assets are evaluated for impairment annually, or more frequently if circumstances indicate impairment may have occurred. In 2017, Gardner Denver recorded an impairment charge related to other intangible assets of $1.6 million primarily within the Industrials segment. In 2016, Gardner Denver recorded an impairment charge related to other intangible assets of $25.3 million primarily within the Industrials segment of Gardner Denver. As of December 31, 2018, the net carrying value of goodwill and other intangible assets, net represented $2,657.9 million, or 59%, of Gardner Denver’s total assets. A future impairment, if any, could have a material adverse effect to the combined company’s consolidated financial position or results of operations. See Note 8 “Goodwill and Other Intangible Assets” to the audited consolidated financial statements included in Gardner Denver’s Annual Report on Form 10-K for the year ended December 31, 2018 incorporated by reference herein for additional information related to impairment testing for goodwill and other intangible assets and the associated charges taken. Additionally, in connection with the consummation of the Transactions, purchase accounting will be applied to the Ingersoll Rand Industrial Business and may result in additional goodwill and other intangible assets for the combined company.

The nature of the combined company’s products creates the possibility of significant product liability and warranty claims, which could harm its business.

Customers use some of Gardner Denver’s and the Ingersoll Rand Industrial Business’ products in potentially hazardous applications that can cause injury or loss of life and damage to property, equipment or the environment. In addition, the combined company’s products will be integral to the production process for some end-users and any failure of the combined company’s products could result in a suspension of operations. Although Gardner Denver maintains, and expects that the combined company will maintain, quality controls and procedures, it cannot be certain that its and the combined company’s products will be completely free from defects. Gardner Denver maintains amounts and types of insurance coverage that it believes are currently adequate and consistent with normal industry practice for a company of its relative size, and Gardner Denver limits its liability by contract wherever possible. However, Gardner Denver cannot guarantee that insurance will be available or adequate to cover all liabilities incurred. The combined company also may not be able to maintain insurance in the future at levels the combined company believes are necessary and at rates it considers reasonable. The combined company may be named as a defendant in product liability or other lawsuits asserting potentially large claims if an accident occurs at a location where Gardner Denver’s or the Ingersoll Rand Industrial Business’ equipment and services have been or are being used.

Gardner Denver is a defendant in certain asbestos and silica-related personal injury lawsuits, which could adversely affect the combined company’s financial condition.

Gardner Denver has been named as a defendant in many asbestos and silica-related personal injury lawsuits. The plaintiffs in these suits allege exposure to asbestos or silica from multiple sources, and typically Gardner Denver is one of approximately 25 or more named defendants. The combined company will also assume certain liabilities with respect to lawsuits involving the Ingersoll Rand Industrial Business. Gardner Denver believes that, given its financial reserves and anticipated insurance recoveries, the pending and potential future lawsuits are not likely to have a material adverse effect on the combined company’s consolidated financial position, results of operations or liquidity. However, future developments, including, without limitation, potential insolvencies of insurance companies or other defendants, an adverse determination in Gardner Denver, Inc. v. Certain Underwriters at Lloyd’s, London, et al. or other inability to collect from Gardner Denver’s historical insurers or indemnitors, could cause a different outcome. In addition, even if any damages payable by Gardner Denver or the combined company in any individual lawsuit are not material, the aggregate damages and related defense costs could be material and could materially adversely affect the combined company’s financial condition if the combined company were to receive an adverse judgment in a number of these lawsuits. Accordingly, the resolution of pending or future lawsuits may have a material adverse effect on the combined company’s consolidated financial position, results of operations or liquidity.

The combined company faces risks associated with its pension and other postretirement benefit obligations.

Gardner Denver and the Ingersoll Rand Industrial Business have both funded and unfunded pension and other postretirement benefit plans worldwide. As of December 31, 2018, Gardner Denver’s projected benefit obligations under its pension and other postretirement benefit plans exceeded the fair value of plan assets by an aggregate of approximately $96.9 million (“unfunded status”), compared to $97.2 million as of December 31, 2017. Gardner Denver will also assume in the merger unfunded Ingersoll Rand Industrial Business’ pension and other post retirement benefits plans. Estimates for the amount and timing of the future funding obligations of these benefit plans are based on various assumptions. These assumptions include discount rates, rates of compensation increases, expected long-term rates of return on plan assets and expected healthcare cost trend rates. If Gardner Denver’s or Ingersoll Rand’s assumptions prove incorrect, the combined company’s funding obligations may increase, which may have a material adverse effect on the combined company’s financial results.

Gardner Denver and Ingersoll Rand have invested the plan assets of their respective funded benefit plans in various equity and debt securities. A deterioration in the value of plan assets could cause the unfunded status of these benefit plans to increase, thereby increasing the combined company’s obligation to make additional contributions to these plans. An obligation to make contributions to the combined company’s benefit plans could reduce the cash available for working capital and other corporate uses, and may have an adverse impact on the combined company’s operations, financial condition and liquidity.

The combined company’s business could suffer if it experiences employee work stoppages, union and work council campaigns or other labor difficulties.

As of December 31, 2018, Gardner Denver had approximately 6,700 employees of which approximately 2,100 were located in the United States and the Ingersoll Rand Industrial Business had approximately 10,900 employees of which approximately 4,600 were located in the United States. Of those employees located outside of the United States, a significant portion are represented by works councils and labor unions, and of those employees located in the United States, approximately 200 employees of Gardner Denver and approximately 60 of the employees of the Ingersoll Rand Industrial Business are represented by labor unions. Although Gardner Denver believes that its relations with employees are satisfactory and has not experienced any material work stoppages, work stoppages have occurred, and may in the future occur, and the combined company may not be successful in negotiating new collective bargaining agreements. In addition, negotiations with the combined company’s union employees may (1) result in significant increases in its cost of labor, (2) divert management’s attention away from operating its business or (3) break down and result in the disruption of its operations. The occurrence of any of the preceding conditions could impair the combined company’s ability to manufacture its products and result in increased costs and/or decreased operating results.

Third parties may infringe upon the combined company’s intellectual property or may claim the combined company has infringed their intellectual property, and the combined company may expend significant resources enforcing or defending its rights or suffer competitive injury.

The combined company’s success will depend in part on the creation, maintenance and protection of its proprietary technology and intellectual property rights. The combined company will rely on a combination of patents, trademarks, trade secrets, copyrights, confidentiality provisions, contractual restrictions and licensing arrangements to establish and protect its proprietary rights. The combined company’s nondisclosure agreements and confidentiality agreements may not effectively prevent disclosure of its proprietary information, technologies and processes, and may not provide an adequate remedy in the event of breach of such agreements or unauthorized disclosure of such information, and if a competitor lawfully obtains or independently develops the combined company’s trade secrets, the combined company would have no right to prevent such competitor from using such technology or information to compete with the combined company, either of which could harm its competitive position. The combined company’s applications for patent and trademark protection may not be granted, or the claims or scope of such issued patents or registered trademarks may not be sufficiently broad to protect the combined company’s products. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited for some of the combined company’s trademarks and patents in some foreign countries. The combined company may be required to spend significant resources to monitor and police its intellectual property rights, and Gardner Denver cannot guarantee that such efforts will be successful in preventing infringement or misappropriation. If the combined company fails to successfully enforce these intellectual property rights, the combined company’s competitive position could suffer, which could harm its operating results.

Although Gardner Denver and the Ingersoll Rand Industrial Business make a significant effort to avoid infringing known proprietary rights of third parties, the steps they take to prevent misappropriation, infringement or other violation of the intellectual property of others may not be successful and from time to time the combined company may receive notice that a third party believes that the combined company’s products may be infringing certain patents, trademarks or other proprietary rights of such third party. Responding to and defending such claims, regardless of their merit, can be costly and time-consuming, can divert management’s attention and other resources, and the combined company may not prevail. Depending on the resolution of such claims, the combined company may be barred from using a specific technology or other rights, may be required to redesign or re-engineer a product which may require significant resources, may be required to enter into licensing arrangements from the third party claiming infringement (which may not be available on commercially reasonable terms, or at all), or may become liable for significant damages.

If any of the foregoing occurs, the combined company’s ability to compete could be affected or its business, financial condition and results of operations may be materially adversely affected.

Information systems failure or security breaches may disrupt the combined company’s business and result in financial loss and liability to its customers.

Gardner Denver’s business is, and the combined company’s business will be, highly dependent on financial, accounting and other data-processing systems and other communications and information systems, including its enterprise resource planning tools. Gardner Denver processes a large number of transactions on a daily basis and relies upon the proper functioning of its information systems. Even in the absence of a security breach, if the combined company’s systems are unable to accommodate an increasing volume of transactions, the combined company’s ability to grow could be limited. If any of these systems fail, whether caused by fire, other natural disaster, power or telecommunications failure, acts of cyber terrorism or war or otherwise, or they do not function correctly, the combined company could suffer financial loss, business disruption, liability to the combined company’s customers, regulatory intervention or damage to the combined company’s reputation. Like other large companies, certain of the combined company’s information technology systems may be subject to computer viruses, malicious codes, unauthorized access, phishing efforts, denial-of-service attacks and other attacks and the combined company expects to be subject to similar attacks in the future. The methods used to obtain unauthorized access, disable or degrade service, or sabotage systems are constantly changing and evolving, and the combined company may not be able to detect, or defend against, an attack. Although the combined company will have backup systems, procedures and capabilities in place, they may also fail or be inadequate.

Further, to the extent that the combined company may have customer information in its databases, any unauthorized disclosure of, or access to, such information could result in claims under data protection laws and regulations. If any of these risks materialize, the reputation of the combined company and its ability to conduct its business may be materially adversely affected.

Potential governmental regulations restricting the use, and increased public attention to and litigation regarding the impacts, of hydraulic fracturing or other processes on which it relies could reduce demand for the combined company’s products.

Oil and natural gas extracted from unconventional sources, such as shale, tight sands and coal bed methane, frequently requires hydraulic fracturing. Recent initiatives to study, regulate or otherwise restrict hydraulic fracturing and processes on which it relies, such as water disposal, as well as litigation over hydraulic fracturing impacts, could adversely affect some of the combined company’s customers and their demand for the combined company’s products, which could have a material adverse effect on the combined company’s business, results of operations and financial condition.

For example, although hydraulic fracturing currently is generally exempt from regulation under the U.S. Safe Drinking Water Act’s (“SDWA”) Underground Injection Control program and is typically regulated by state oil and natural gas commissions or similar agencies, several federal agencies have asserted regulatory authority over certain aspects of the process. These include, among others, a number of regulations issued and other steps taken by the U.S. Environmental Protection Agency (“EPA”) over the last five years, including its New Source Performance Standards issued in 2012, its June 2016 rules establishing new emissions standards for methane and additional standards for volatile organic compounds from certain new, modified and reconstructed equipment and processes in the oil and natural gas source category and its June 2016 rule prohibiting the discharge of wastewater from onshore unconventional oil and natural gas extraction facilities to publicly owned wastewater treatment plants; and the federal Bureau of Land Management (“BLM”) rule in March 2015 that established new or more stringent standards relating to hydraulic fracturing on federal and American Indian lands (which was the subject of litigation and which the BLM rescinded in December 2017). While the EPA in the current administration and the current administration more generally have indicated their interest in scaling back or rescinding regulations that inhibit the development of the U.S. oil and gas industry and have taken steps to do so, it is difficult to predict the extent to which such policies will be implemented or the outcome of litigation challenging such implementation, such as the suit the State of California’s attorney general filed in January 2018 challenging the BLM’s rescission of its March 2015 rule referred to above; in July 2018, the federal district judge in the Northern District of California, where the suit was filed, denied motions by the BLM and several petroleum industry groups to transfer the challenge to Wyoming. Moreover, some states and local governments have adopted, and other governmental entities are considering adopting, regulations that could impose more stringent requirements on hydraulic fracturing operations. For example, Texas, Colorado and North Dakota among others have adopted regulations that impose new or more stringent permitting, disclosure, disposal and well construction requirements on hydraulic fracturing operations. States could also elect to prohibit high volume hydraulic fracturing altogether, following the approach taken by the State of New York in 2015. Local land use restrictions, such as city ordinances, may restrict drilling in general and hydraulic fracturing in particular. Some state and federal regulatory agencies have also recently focused on a connection between the operation of injection wells used for oil and natural gas waste disposal and seismic activity. Similar concerns have been raised that hydraulic fracturing may also contribute to seismic activity. In March 2016, the United States Geological Survey identified six states with the most significant hazards from induced seismicity, including Oklahoma, Kansas, Texas, Colorado, New Mexico and Arkansas. In light of these concerns, some state regulatory agencies have modified their regulations or issued orders to address induced seismicity. For example, in December 2016, the Oklahoma Corporation Commission’s Oil and Gas Conservation Division (the “OCC Division”) and the Oklahoma Geologic Survey released well completion seismicity guidance, which requires operators to take certain prescriptive actions, including mitigation, following anomalous seismic activity within 1.25 miles of hydraulic fracturing operations. In February 2017, the OCC Division issued an order limiting future increases in the volume of oil and natural gas wastewater injected into the ground in an effort to reduce earthquakes in the state, and it announced further requirements (involving seismic monitoring) in February 2018. Ongoing lawsuits have also alleged that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. Increased regulation and attention given to induced seismicity could lead to greater opposition to, and litigation concerning, oil and natural gas activities utilizing hydraulic fracturing or injection wells for waste disposal. The adoption of more stringent regulations regarding hydraulic fracturing and the outcome of litigation over hydraulic fracturing could adversely affect some of the combined company’s customers and their demand for the combined company’s products, which could have a material adverse effect on its business, results of operations and financial condition.

A natural disaster, catastrophe or other event could result in severe property damage, which could adversely affect the combined company’s operations.

Some of the combined company’s operations will involve risks of, among other things, property damage, which could curtail its operations. For example, disruptions in operations or damage to a manufacturing plant could reduce the combined company’s ability to produce products and satisfy customer demand. If one of more of the combined company’s manufacturing facilities are damaged by severe weather or any other disaster, accident, catastrophe or event, the combined company’s operations could be significantly interrupted. Similar interruptions could result from damage to production or other facilities that provide supplies or other raw materials to the combined company’s plants or other stoppages arising from factors beyond the combined company’s control. These interruptions might involve significant damage to, among other things, property, and repairs might take from a week or less for a minor incident to many months for a major interruption.

Environmental compliance costs and liabilities could adversely affect the combined company’s financial condition.

Gardner Denver’s operations and properties are, and the combined company’s operations and properties following the Transactions will be, subject to increasingly stringent domestic and foreign laws and regulations relating to environmental protection, including laws and regulations governing air emissions, water discharges, waste management and workplace safety. Under such laws and regulations, the combined company could be subject to substantial fines and sanctions for violations and be required to install costly pollution control equipment or put into effect operational changes to limit pollution emissions or decrease the likelihood of accidental hazardous substance releases.

Gardner Denver uses and generates, and the combined company following the Transactions will use and generate, hazardous substances and waste in its manufacturing operations. In addition, many of Gardner Denver’s and the combined company’s current and former properties are, or have been, used for industrial purposes. Gardner Denver and the Ingersoll Rand Industrial Business have been identified as potentially responsible parties with respect to several sites designated for cleanup under U.S. federal “Superfund” or similar state laws that may impose joint and several liability for cleanup of certain waste sites and for related natural resource damages. An accrued liability on Gardner Denver’s balance sheet reflects costs that are probable and estimable for Gardner Denver’s projected financial obligations relating to these matters. If Gardner Denver or the Ingersoll Rand Industrial Business has underestimated its remaining financial obligations, the combined company may face greater exposure that could have an adverse effect on its and the combined company’s financial condition, results of operations or liquidity.

Gardner Denver and the Ingersoll Rand Industrial Business have experienced, and Gardner Denver expects the combined company to continue to experience, operating costs to comply with environmental laws and regulations. In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new cleanup requirements could require the combined company to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on the combined company’s business, financial condition, results of operations or liquidity.

The combined company faces other risks.

The foregoing risks are not exhaustive, and you should be aware that, following the merger, the combined company will face various other risks, including those discussed in reports filed by Gardner Denver with the SEC. See “Where You Can Find More Information; Incorporation by Reference.”

Risks Related to the Combined Company’s Indebtedness

Gardner Denver and the combined company’s substantial indebtedness could have important adverse consequences and adversely affect their financial condition.

Gardner Denver has a significant amount of indebtedness and the combined company will incur additional indebtedness as a result of the Transactions. As of September 30, 2019, Gardner Denver had total indebtedness of $[•] million, and Gardner Denver had availability under the Revolving Credit Facility (as defined below) and the

Receivables Financing Agreement (as defined below) of $[•] million and $[•] million, respectively. Ingersoll Rand Industrial is expected to incur $1,900 million of indebtedness under the Ingersoll Rand Industrial Term Loan Facility prior to the closing of the merger, which indebtedness is expected to be assumed by the combined company. For more information on the debt financing, see “The Transaction Agreements—Debt Financing” beginning on page 119. The combined company’s high level of debt could have important consequences, including: making it more difficult for the combined company to satisfy its obligations with respect to its debt; limiting its ability to obtain additional financing to fund future working capital, capital expenditures, investments or acquisitions, or other general corporate requirements; requiring a substantial portion of its cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, investments or acquisitions and other general corporate purposes; increasing its vulnerability to adverse changes in general economic, industry and competitive conditions; exposing the combined company to the risk of increased interest rates as certain of its borrowings, including the Facilities under Gardner Denver Inc.’s credit agreement with Citibank, N.A., as administrative agent, and the other agents, lenders and other parties party thereto, as amended (the “Credit Agreement”) are at variable rates of interest; limiting the combined company’s flexibility in planning for and reacting to changes in the industries in which the combined company competes; placing the combined company at a disadvantage compared to other, less leveraged competitors; increasing its cost of borrowing; and hampering its ability to execute on its growth strategy.

The combined company may not be able to generate sufficient cash to service all of its indebtedness, and may be forced to take other actions to satisfy its obligations under its indebtedness, which may not be successful.

The combined company’s ability to make scheduled payments on, or refinance, its debt obligations will depend on its financial condition and operating performance, which are subject to prevailing economic, industry and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. The combined company may be unable to maintain a level of cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on its indebtedness.

If the combined company’s cash flow and capital resources are insufficient to fund its debt service obligations, it could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital, or restructure or refinance its indebtedness. The combined company may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow the combined company to meet its scheduled debt service obligations.

If the combined company cannot make scheduled payments on its debt, it will be in default and the lenders under the Credit Agreement could terminate their commitments to loan money, and its secured lenders (including the lenders under the Facilities (as defined below)) could foreclose against the assets securing their borrowings and the combined company could be forced into bankruptcy or liquidation.

Despite the combined company’s level of indebtedness, the combined company and its subsidiaries may still be able to incur substantially more debt, including off-balance sheet financing, contractual obligations and general and commercial liabilities. This could further exacerbate the risks to the combined company’s financial condition described above.

The combined company and its subsidiaries may be able to incur significant additional indebtedness in the future, including off-balance sheet financings, contractual obligations and general and commercial liabilities. Although the credit agreement governing the Facilities contains restrictions on the incurrence of additional indebtedness customary for debt financings of this type, certain restrictions are subject to qualifications and exceptions, and the additional indebtedness incurred in compliance with such restrictions could be substantial. The combined company may request incremental term loans, increases in revolving commitments and/or incremental revolving credit facilities under the Facilities so long as the combined company does not exceed certain conditions, including financial covenants customary for debt financings of this type. The combined company may also incur additional secured indebtedness under the Facilities if certain specified conditions are met under the Credit Agreement. If new debt is added to the combined company’s debt levels following the Transactions, the related risks that the combined company then faces could intensify.

The terms of the Credit Agreement may restrict the combined company’s current and future operations, particularly its ability to respond to changes or to take certain actions.

The Credit Agreement contains restrictive covenants that impose operating and financial restrictions on the combined company and may limit the combined company’s ability to engage in acts that may be in its best interest, including restrictions on its ability to: incur additional indebtedness and guarantee indebtedness; pay dividends, make other distributions in respect of, or repurchase or redeem capital stock; prepay, redeem or repurchase certain debt; make loans, investments and other restricted payments; sell or otherwise dispose of assets; incur liens; enter into transactions with affiliates; enter into agreements restricting its subsidiaries’ ability to pay dividends; consolidate, merge or sell all or substantially all of its assets; make needed capital expenditures; make strategic acquisitions, investments or enter into joint ventures; plan for or react to market conditions or otherwise execute its business strategies; and engage in business activities, including future opportunities, that may be in its interest.

A breach of the covenants under the Credit Agreement could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt principal and/or related interest payments and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the Credit Agreement would permit the lenders under the Facilities to terminate all commitments to extend further credit under the Facilities. Furthermore, if the combined company were unable to repay the amounts due and payable under the Facilities, those lenders could proceed against the collateral granted to them to secure that indebtedness. In the event the combined company’s lenders or noteholders accelerate the repayment of its borrowings and/or interest, the combined company and its subsidiaries may not have sufficient assets to repay that indebtedness.

The combined company’s variable rate indebtedness will subject it to interest rate risk, which could cause its debt service obligations to increase significantly.

Borrowings under the Credit Agreement and Receivables Financing Agreement are at variable rates of interest and will expose the combined company to interest rate risk. If interest rates increase, the combined company’s debt service obligations on the variable rate indebtedness will increase even though the amount borrowed will remain the same, and the combined company’s net income and cash flows, including cash available for servicing its indebtedness, will correspondingly decrease.

Gardner Denver utilizes derivative financial instruments to reduce its exposure to market risks from changes in interest rates on its variable rate indebtedness and it will be exposed to risks related to counterparty credit worthiness or non-performance of these instruments.

Gardner Denver has, and the combined company following the Transactions may, enter into pay-fixed interest rate swaps instruments to limit its exposure to changes in variable interest rates. Such instruments will result in economic losses should interest rates not rise above the pay-fixed interest rate in the derivative contracts. The combined company will be exposed to credit-related losses which could impact the results of operations in the event of fluctuations in the fair value of the interest rate swaps due to a change in the credit worthiness or non-performance by the counterparties to the interest rate swaps.

If the financial institutions that are part of the syndicate of the combined company’s Revolving Credit Facility fail to extend credit under its facility, the combined company’s liquidity and results of operations may be adversely affected.

The combined company will have access to capital through the Revolving Credit Facility, which is part of the combined company’s Facilities. Each financial institution which is part of the syndicate for the combined company’s Revolving Credit Facility is responsible on a several, but not joint, basis for providing a portion of the loans to be made under the Revolving Credit Facility. If any participant or group of participants with a significant portion of the commitments in the combined company’s Revolving Credit Facility fails to satisfy its or their respective obligations to extend credit under the Revolving Credit Facility and the combined company is unable to find a replacement for such participant or participants on a timely basis (if at all), the combined company’s liquidity may be adversely affected.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus-information statement (including information included or incorporated by reference herein) contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed Transactions between Gardner Denver and Ingersoll Rand, Gardner Denver’s expectations regarding the performance of its business, its financial results, its liquidity and capital resources and other non-historical statements. Forward-looking statements included or incorporated by reference in this proxy statement/prospectus-information statement include, but are not limited to, statements set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Gardner Denver’s Annual Report on Form 10-K for the year ended December 31, 2018 and in Gardner Denver’s Quarterly Report on Form 10-Q for the quarters ended March 31, 2019 and June 30, 2019 (which are incorporated herein by reference) and any risks set forth in Gardner Denver’s other filings with the SEC that are incorporated herein by reference. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed Transactions with Ingersoll Rand, the ability of the parties to complete the proposed Transactions, the expected benefits of the proposed Transactions, including future financial and operating results and strategic benefits, the tax consequences of the proposed Transactions, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements are based on Gardner Denver’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from current expectations. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others:

•	failure to realize the anticipated benefits of the proposed Transactions, including as a result of delay in completing the proposed Transactions or integrating the businesses of Gardner Denver and Ingersoll Rand Industrial;
•	that one or more closing conditions to the Transactions, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed Transactions, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Gardner Denver may not be obtained;
•	difficulties and delays in the combined company resulting from the Transactions achieving revenue and cost synergies;
•	the risk that the proposed Transactions may not be completed on the terms or in the time frame expected by Ingersoll Rand or Gardner Denver, or at all;
•	unexpected costs, charges or expenses resulting from the proposed Transactions;
•	risks related to disruption of management time from ongoing business operations due to the proposed Transactions;
•	uncertainty of the expected financial performance of the combined company following completion of the proposed Transactions;
•	the ability of the combined company resulting from the Transactions to implement its business strategy;
•	inability of the combined company resulting from the Transactions to retain and hire key personnel;
•	the occurrence of any event that could give rise to termination of the proposed Transactions;
•	the risk that stockholder litigation in connection with the proposed Transactions or other settlements or investigations may affect the timing or occurrence of the proposed Transactions or result in significant costs of defense, indemnification and liability;
•	evolving legal, regulatory and tax regimes;

•	changes in general economic and/or industry specific conditions;
•	economic, political, regulatory and other risks of international operations;
•	actions by third parties, including government agencies;
•	instability in the global economy and financial markets, which may negatively impact revenues, liquidity, suppliers and customers;
•	exchange rate and other currency risks;
•	potential governmental regulations restricting the use, and increased public attention to and litigation regarding the impacts, of hydraulic fracturing or other processes on which it relies, which could impact demand for products;
•	large or rapid increases in the cost of raw materials and component parts, substantial decreases in their availability or Gardner Denver’s dependence on particular suppliers of raw materials and component parts, which could materially and adversely affect operating results;
•	the risk that operating results could be adversely affected by a loss or reduction of business with key customers or consolidation or the vertical integration of Gardner Denver’s customer base;
•	credit and counterparty risks;
•	the loss of, or disruption in, the distribution network, which could have a negative impact on Gardner Denver’s abilities to ship products, meet customer demand and otherwise operate the business;
•	the ability to attract and retain top talent;
•	risks associated with pension and other postretirement benefit obligations;
•	other risk factors detailed from time to time in Gardner Denver’s reports filed with the SEC, including Gardner Denver’s most recent annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC; and
•	with respect to expectations regarding the Ingersoll Rand Industrial Business and the combined business resulting from the Transactions, other risk factors detailed from time to time in Ingersoll Rand’s reports filed with the SEC, including Ingersoll Rand’s most recent annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC.

We caution you that the risks, uncertainties and other factors referenced above may not contain all of the risks, uncertainties and other factors that are important to you. In addition, we cannot assure you that we will realize the results, benefits or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect Gardner Denver or Gardner Denver’s business in the way expected. There can be no assurance that (i) we have correctly measured or identified all of the factors affecting Gardner Denver’s business or the extent of these factors’ likely impact, (ii) the available information with respect to these factors on which such analysis is based is complete or accurate, (iii) such analysis is correct or (iv) Gardner Denver’s strategy, which is based in part on this analysis, will be successful. All forward-looking statements in this proxy statement/prospectus-information statement apply only as of the date of this proxy statement/prospectus-information statement or as of the date they were made and, except as required by applicable law, we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise.

THE SPECIAL MEETING OF GARDNER DENVER STOCKHOLDERS

This proxy statement/prospectus-information statement is furnished in connection with the solicitation of proxies by the Gardner Denver board of directors for use at the special meeting of Gardner Denver’s stockholders and any adjournments or postponements of the special meeting. When this proxy statement/prospectus-information statement refers to the special meeting, it is also referring to any adjournments or postponements of the special meeting. Gardner Denver intends to begin mailing this proxy statement/prospectus-information statement, the attached Notice of Special Meeting of Stockholders and the accompanying proxy card on or about       , 2020.

Date, Time and Place of the Special Meeting

The special meeting of Gardner Denver’s stockholders will be held on       , 2020, at       , Central time. Gardner Denver will host the special meeting live via audio webcast. Any Gardner Denver stockholder can attend the special meeting live online at [www.virtualshareholdermeeting.com/SEAS20[•]].

Purpose of the Special Meeting

At the special meeting, Gardner Denver stockholders will be asked:

1.	To consider and vote upon a proposal to approve the issuance of Gardner Denver common stock pursuant to the Merger Agreement. Gardner Denver currently expects, based on the number of outstanding shares of Gardner Denver common stock as of , 2020, that Gardner Denver will issue to Ingersoll Rand Industrial shareholders approximately shares of Gardner Denver common stock as a result of the Transactions.
2.	To consider and vote upon a proposal to amend and restate the 2017 Equity Plan to increase the number of shares of Gardner Denver common stock issuable under the 2017 Equity Plan by shares, rename the 2017 Equity Plan as the “Ingersoll Rand, Inc. 2017 Omnibus Incentive Plan”, and change all references to Gardner Denver in the 2017 Equity Plan to Ingersoll Rand, in each case effective upon the closing of the merger, and in the case of renaming the plan and changing references to Gardner Denver, subject to Gardner Denver changing its name at the closing of the Merger; and
3.	To consider and vote upon a proposal to adjourn the special meeting if necessary or appropriate to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve proposal (1).

APPROVAL OF THE PROPOSAL SET FORTH IN ITEM 1 IS REQUIRED FOR COMPLETION OF THE MERGER.

THE GARDNER DENVER BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND RECOMMENDS THAT GARDNER DENVER STOCKHOLDERS VOTE “FOR” EACH PROPOSAL.

Record Date and Outstanding Shares

The Gardner Denver board of directors has fixed the close of business on       , 2020 (the “record date”) as the record date for the special meeting. Accordingly, only Gardner Denver stockholders of record on the record date are entitled to notice of and to vote at the special meeting or at any adjournment of the special meeting. Each share of Gardner Denver common stock shall entitle the holder to one vote on each of the proposals to be considered at the special meeting.

As of the close of business on the record date, there were approximately       shares of Gardner Denver common stock outstanding and entitled to vote at the special meeting.

A list of Gardner Denver stockholders as of the record date will be available for review during the special meeting to any stockholder present at the special meeting.

Record holders of Gardner Denver common stock on the record date may vote their shares of Gardner Denver common stock in person at the special meeting or by proxy as described below under “—Voting by Proxy or via the internet while attending the online special meeting.”

Quorum

The required quorum for the special meeting is the holders of record of a majority of the voting power of the shares issued and outstanding and entitled to vote thereat, present in person or by proxy. There must be a quorum present for the meeting to be held. All shares represented at the special meeting in person or by proxy (including those voted by telephone or the Internet) will be counted toward the quorum.

Required Vote

Gardner Denver stockholders of record on the record date for the Gardner Denver special meeting may vote “FOR,” “AGAINST” or “ABSTAIN” with respect to each proposal.

Share Issuance Proposal. The affirmative vote of a majority of the votes cast, in person or by proxy, at the special meeting, where a quorum is present, by holders of shares of Gardner Denver common stock is required to approve the proposal to issue shares of Gardner Denver common stock pursuant to the Merger Agreement.

Equity Plan Amendment Proposal. The affirmative vote of a majority of the votes cast, in person or by proxy, at the special meeting, where a quorum is present, by holders of shares of Gardner Denver common stock is required to approve the Equity Plan Amendment proposal.

Adjournment Proposal. The affirmative vote of a majority of the voting power of the shares of Gardner Denver common stock present, in person or represented by proxy, and entitled to vote thereon is required to approve the proposal to permit adjournment of the special meeting, where a quorum is present.

The merger will not occur unless the Share Issuance proposal is approved, but approval of the Equity Plan Amendment proposal is not a condition to the completion of the merger. Approval of each proposal is not conditioned on the approval of any other proposal.

The required vote for the approval of the Share Issuance proposal and the Equity Plan Amendment proposal is an affirmative vote of a majority of the votes cast, in person or by proxy, by holders of shares of Gardner Denver common stock and under NYSE rules, an abstention will have the same effect as a vote against the proposal. If a quorum is present and a Stockholder is not otherwise present or represented by proxy at the special meeting, a failure to vote such Stockholder’s shares will have no effect on the outcome of the Share Issuance proposal or the Equity Plan Amendment proposal.

The approval of the adjournment proposal is based on the number of shares of Gardner Denver common stock present, in person or by proxy, at the special meeting and entitled to vote on the adjournment proposal. Therefore, an abstention will have the same effect as a vote against the proposal. If a quorum is present and a Stockholder is not otherwise present or represented by proxy at the special meeting, a failure to vote such Stockholder’s shares will have no effect on the outcome of the adjournment proposal.

KKR Renaissance Aggregator, which beneficially owns approximately 35.3% of the issued and outstanding Gardner Denver common stock, has entered into a voting and support agreement with Ingersoll Rand pursuant to which KKR Renaissance Aggregator has agreed to vote all shares beneficially owned by it in favor of the Share Issuance proposal. See “Additional Agreements Related to the Separation, the Distribution and the Merger—Voting and Support Agreement.”

No vote of Ingersoll Rand shareholders is required or being sought in connection with the spin-off, the merger or the other transactions described in this proxy statement/prospectus-information statement.

Voting by Proxy or via the Internet while attending the online special meeting

Giving a proxy means that a Gardner Denver stockholder authorizes the persons named in the enclosed proxy card to vote his or her shares at the special meeting in the manner such stockholder directs. A Gardner Denver stockholder may cause his or her shares to be voted by granting a proxy or by voting via the internet while attending the online meeting. Follow the instructions on the enclosed proxy card to vote on the matters to be considered at the special meeting.

Gardner Denver stockholders may vote their shares as follows:

(1)	Telephone, using the toll-free number [•], which is also listed on each proxy card. Please follow the instructions on your proxy card. If you vote using the telephone, do not mail in your proxy card.
(2)	Internet, go to the voting site at [•] and follow the instructions outlined on the secured website using certain information provided on the front of the proxy card. If you vote using the Internet, do not mail in your proxy card.
(3)	Signing, dating and mailing the proxy card and returning it in the envelope provided.
(4)	Attending the online special meeting and voting via the internet if you are a stockholder of record or if you are a beneficial owner and have a legal proxy from the stockholder of record.

Submitting a proxy by Internet or by telephone provides the same authority to vote shares as if the stockholder had returned his or her proxy card by mail.

Each properly signed proxy received prior to the special meeting and not revoked before the vote at the special meeting will be voted at the special meeting according to the instructions indicated on the proxy or, if no instructions are given on a properly signed proxy, the shares represented by such proxy will be voted “FOR” the Share Issuance proposal, “FOR” the Equity Plan Amendment proposal and “FOR” the proposal to adjourn the special meeting if necessary or appropriate to permit further solicitation of proxies for the approval of the proposals, if such a proposal is submitted to a vote of stockholders.

Gardner Denver requests that Gardner Denver stockholders complete and sign the accompanying proxy card and return it to Gardner Denver in the enclosed postage-paid envelope or submit the proxy by telephone or the Internet as soon as possible.

If a Gardner Denver stockholder’s shares are held in “street name” by a broker or other nominee, such stockholder must obtain a vote instruction form from the institution that holds such shares and follow the voting instructions given by that institution.

If a Gardner Denver stockholder plans to attend the online special meeting and wishes to vote while attending the meeting, such stockholder will be able to do so via the internet. If a Gardner Denver stockholder’s shares are held in “street name” (through a bank, broker or other nominee), such stockholder must obtain a proxy from the record holder to vote such shares via the internet while attending the online special meeting. Whether or not a Gardner Denver stockholder plans to attend the special meeting, Gardner Denver requests that each Gardner Denver stockholder complete, sign, date and return the enclosed proxy card as soon as possible in the enclosed postage-paid envelope, or submit a proxy through the Internet or by telephone as described in the instructions accompanying this proxy statement/prospectus-information statement. This will not prevent any Gardner Denver stockholder from voting via the internet while attending the online special meeting but will assure that the stockholder’s vote is counted if such stockholder is unable to attend the online special meeting.

Revocability of Proxies and Changes to a Gardner Denver Stockholder’s Vote

Gardner Denver stockholders may revoke their proxies and change their votes at any time prior to the time their shares are voted at the special meeting. A Gardner Denver stockholder can revoke his or her proxy or change his or her vote by:

(1)	notifying Gardner Denver’s Corporate Secretary in writing (at Gardner Denver’s address set forth in this proxy statement/prospectus-information statement);
(2)	voting again by telephone or Internet (prior to , 2020 at 11:59 p.m. [Eastern Daylight Time]), since only the latest vote will be counted;
(3)	signing and returning, prior to the special meeting, another proxy card that is dated after the date of the first proxy card; or
(4)	voting via the internet while attending the online special meeting (if such stockholder is a stockholder of record or has a legal proxy from a stockholder of record).

Attendance at the online special meeting will not, by itself, revoke your proxy or change your vote. If your shares are held in “street name,” you must contact your broker or nominee to revoke your proxy.

Abstentions and Broker Non-Votes

Under NYSE rules, abstentions will have the effect of a vote “against” the Share Issuance proposal and the Equity Plan Amendment proposal. Abstentions will also have the effect of a vote “against” the adjournment proposal. Under the rules applicable to broker-dealers, brokers, banks and other nominee record holders holding shares in “street name” have the authority to vote on routine proposals when they have not received instructions from beneficial owners. However, brokers, banks and other nominee record holders are precluded from exercising their voting discretion with respect to the approval of non-routine matters such as the Share Issuance proposal and the Equity Plan Amendment proposal set forth in this proxy statement/prospectus-information statement. As a result, absent specific instructions from the beneficial owner, brokers, banks and other nominee record holders are not empowered to vote those “street name” shares in connection with the Share Issuance proposal and the Equity Plan Amendment proposal and broker non-votes will have no effect on the outcome of these proposals. Broker non-votes will not affect the outcome of the adjournment proposal.

All beneficial owners of Gardner Denver common stock are urged to submit their proxy to indicate their votes or to contact the record holder of their shares to determine how to vote.

Solicitation of Proxies

This proxy statement/prospectus-information statement is being furnished in connection with the solicitation of proxies by the Gardner Denver board of directors. All costs of soliciting proxies, including reimbursement of fees of certain brokers, fiduciaries and nominees in obtaining voting instructions from beneficial owners and the preparation, assembly, printing and mailing of this proxy statement/prospectus-information statement and any additional materials furnished to Gardner Denver stockholders, will be borne by Gardner Denver.

In addition, Gardner Denver has retained [•] to assist in the solicitation of proxies for a fee of approximately $[•], plus reimbursement of expenses.

Proxies may be solicited by mail, telephone, facsimile and other forms of electronic transmission and may also be solicited by directors, officers and other employees of Gardner Denver without additional compensation. Copies of solicitation materials will be furnished to banks, brokerage houses and other agents holding shares in their names that are beneficially owned by others so that they may forward this solicitation material to these beneficial owners. In addition, if asked, Gardner Denver will reimburse these persons for their reasonable expenses in forwarding the solicitation material to the beneficial owners. Gardner Denver has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares they hold of record.

Certain Ownership of Gardner Denver Common Stock

As of the record date, Gardner Denver’s executive officers and directors beneficially owned shares of Gardner Denver common stock, representing approximately       % of the shares outstanding as of such date.

Gardner Denver currently expects that each of its directors and executive officers will vote their shares of Gardner Denver common stock “FOR” the Share Issuance proposal, “FOR” the Equity Plan Amendment proposal and “FOR” the adjournment proposal, although none of them has entered into an agreement requiring them to do so.

Other Matters

As of the date of this proxy statement/prospectus-information statement, the Gardner Denver board of directors knows of no other matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus-information statement.

This proxy statement/prospectus-information statement and the proxy card are first being sent to Gardner Denver stockholders on or about       , 2020.

The matters to be considered at the special meeting are of great importance to Gardner Denver stockholders. Accordingly, Gardner Denver stockholders are urged to read and carefully consider the information presented in this proxy statement/prospectus-information statement and the attachments hereto, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope.

THE TRANSACTIONS

Overview

On April 30, 2019, Ingersoll Rand and Gardner Denver announced that they had entered into the Merger Agreement, and that Ingersoll Rand and Ingersoll Rand Industrial had entered into the Separation Agreement.

The actual total value of the consideration to be paid by Gardner Denver in connection with the merger will depend on the trading price for shares of Gardner Denver common stock following the merger.

In order to effect the Reorganization, the Distribution and the merger, Gardner Denver, Ingersoll Rand, Ingersoll Rand Industrial and Merger Sub entered into a number of agreements, including the Merger Agreement and the Separation Agreement. These agreements, which are described in greater detail in this proxy statement/prospectus-information statement, provide for (1) the separation of the Ingersoll Rand Industrial Business from Ingersoll Rand’s other businesses, (2) the distribution of book-entry authorizations for all of the shares of Ingersoll Rand Industrial common stock to a distribution agent for distribution to Ingersoll Rand shareholders of record on the record date for the Distribution (which shareholders are entitled to a pro rata distribution of such shares in the Distribution) and (3) the merger of Ingersoll Rand Industrial with Merger Sub, with Ingersoll Rand Industrial continuing as the surviving corporation of the merger and a wholly-owned subsidiary of Gardner Denver.

Transaction Sequence

Step 1 Reorganization

Prior to the Distribution and the merger, certain subsidiaries of Ingersoll Rand will undergo an internal restructuring to separate and consolidate the Ingersoll Rand Industrial Business under Ingersoll Rand Industrial pursuant to the Separation Agreement. In the Reorganization, Ingersoll Rand will convey to Ingersoll Rand Industrial or one or more subsidiaries of Ingersoll Rand Industrial certain assets and liabilities constituting the Ingersoll Rand Industrial Business, and will cause members of the Ingersoll Rand Industrial Group to convey to Ingersoll Rand or its designated subsidiary (other than Ingersoll Rand Industrial or any of the Ingersoll Rand Industrial subsidiaries) certain excluded assets and excluded liabilities in order to separate and consolidate the Ingersoll Rand Industrial Business. Prior to the Distribution, in consideration of the transfer to Ingersoll Rand Industrial of the specified assets and liabilities contemplated by the Reorganization, Ingersoll Rand Industrial will issue to Ingersoll Rand additional shares of Ingersoll Rand Industrial common stock such that the number of shares of Ingersoll Rand Industrial common stock then outstanding will be equal to the number of shares of Ingersoll Rand Industrial common stock necessary to effect the Distribution.

Step 2 Incurrence of Ingersoll Rand Industrial Debt

Prior to the Distribution and the merger, it is expected that Ingersoll Rand Industrial or another member of the Ingersoll Rand Industrial Group will incur the Ingersoll Rand Industrial Term Facility in an aggregate principal amount of $1.9 billion to, among other things, pay the Ingersoll Rand Industrial Payment to Ingersoll Rand or one of its affiliates other than a member of the Ingersoll Rand Industrial Group.

The material terms of the Ingersoll Rand Industrial Term Facility, based on the current expectations of Gardner Denver, are described in more detail under “—Debt Financing.”

Step 3 Distribution

Ingersoll Rand will effect the Distribution by distributing on a pro rata basis all of the shares of Ingersoll Rand Industrial common stock it holds to Ingersoll Rand shareholders entitled to shares of Ingersoll Rand Industrial common stock in the Distribution as of the record date of the Distribution. Ingersoll Rand will deliver the shares of Ingersoll Rand Industrial common stock in book-entry form to the distribution agent.

Step 4 Merger

Following the Distribution, Merger Sub will merge with Ingersoll Rand Industrial, whereby the separate corporate existence of Merger Sub will cease and Ingersoll Rand Industrial will continue as the surviving corporation and as a wholly-owned subsidiary of Gardner Denver. In the merger, each share of Ingersoll Rand Industrial common stock will be automatically converted into the right to receive a number of shares of Gardner

Denver common stock in accordance with an exchange ratio described under the heading “Calculation of the Merger Consideration” below. Immediately after the consummation of the merger, approximately, but not less than, 50.1% of the outstanding shares of Gardner Denver common stock on a fully-diluted basis is expected to be held by pre-merger Ingersoll Rand Industrial stockholders and approximately 49.9% of the outstanding shares of Gardner Denver common stock on a fully-diluted basis is expected to be held by pre-merger Gardner Denver stockholders, in each case excluding any overlaps in the pre-transaction stockholder bases.

Structure Following the Reorganization but Before the Distribution and Merger

Ingersoll Rand shareholders
Gardner Denver stockholders
Ingersoll Rand
Gardner Denver
Remaining Ingersoll Rand subsidiaries
Ingersoll Rand Industrial
Merger Sub
Ingersoll Rand Industrial Operating Subsidiaries

Structure Following the Reorganization and the Distribution but Before the Merger

Structure Following the Merger

*	Excludes overlap
**	Assumes shareholder approval of the corporate name change of legacy Ingersoll Rand (“ClimateCo”)

Calculation of the Merger Consideration

In the merger, each share of Ingersoll Rand Industrial common stock will be automatically converted into the right to receive a number of shares of Gardner Denver common stock based on the exchange ratio set forth in the Merger Agreement. The exchange ratio will be determined prior to the closing of the merger based on the number of outstanding shares of Gardner Denver common stock on a fully-diluted, as-converted and as-exercised basis, on the one hand, and the number of shares of Ingersoll Rand Industrial common stock, on the other hand, in each case outstanding immediately prior to the effective time of the merger. As described in the Merger Agreement, the exchange ratio equals the quotient of (i) the total shares of Gardner Denver common stock issued pursuant to the Share Issuance divided by (ii) the number of shares of Ingersoll Rand Industrial common stock issued and outstanding immediately prior to the effective time of the merger, subject to the adjustments set forth in the Merger Agreement. The total shares of Gardner Denver common stock issued pursuant to the Share Issuance equals the number of shares of outstanding Gardner Denver common stock on a fully-diluted, as-converted and as-exercised basis immediately prior to the effective time of the merger multiplied by the quotient of 50.1 divided by 49.9.

For example, solely for illustrative purposes, assume there are 204,544,905 shares of Gardner Denver common stock outstanding immediately prior to the effective time of the merger on a fully-diluted, as-converted and as-exercised basis, which is the number of shares of Gardner Denver common stock outstanding as of September 30, 2019 on that basis. The total shares of Gardner Denver common stock issued pursuant to the Share Issuance would equal the product of (A) 204,544,905 multiplied by (B) a fraction, the numerator of which is 50.1% and the denominator of which is 49.9%, which equals 205,364,724. On this basis, Gardner Denver would issue to holders of the issued and outstanding shares of Ingersoll Rand Industrial common stock 205,364,724 shares of Gardner Denver common stock. Assuming that there are 200,000,000 outstanding shares of Ingersoll Rand Industrial common stock, the exchange ratio would equal 1.02682. The actual exchange ratio will depend on the aggregate number of shares of Gardner Denver common stock outstanding on a fully-diluted, as-converted and as-exercised basis and the number of shares of Ingersoll Rand Industrial common stock issued and outstanding, in each case, immediately prior to the effective time of the merger.

No fractional shares of Gardner Denver common stock will be issued pursuant to the merger. All fractional shares of Gardner Denver common stock that a holder of shares of Ingersoll Rand Industrial common stock would otherwise be entitled to receive as a result of the merger will be aggregated by the distribution agent, and the distribution agent will cause the whole shares obtained by such aggregation to be sold on the NYSE at then-prevailing market prices as soon as practicable after the effective time of the merger. The distribution agent will pay the net proceeds of the sale, after deducting any required withholding taxes and any fees of the distribution agent attributable to such sale, as soon as practicable to the holders of shares of Ingersoll Rand Industrial common stock that would otherwise be entitled to receive such fractional shares of Gardner Denver common stock pursuant to the merger. The merger consideration and cash in lieu of fractional shares (if any) paid in connection with the merger will be reduced by fees paid to the distribution agent and any applicable withholding taxes as described below under “The Transaction Agreements—The Merger Agreement—Merger Consideration.”

Pursuant to the exchange ratio true-up provision in the Merger Agreement, in the event that the percentage of outstanding shares of Gardner Denver common stock to be received by Ingersoll Rand Industrial stockholders entitled to shares of Gardner Denver common stock would be less than 50.1% of all outstanding common stock of Gardner Denver (determined before any adjustment pursuant to the true-up provision), then the aggregate number of shares of Gardner Denver common stock into which such shares of Ingersoll Rand Industrial common stock will automatically be converted in the merger will be increased such that the number of shares of Gardner Denver common stock to be received by Ingersoll Rand Industrial stockholders will equal 50.1% of the shares of Gardner Denver common stock. If such an increase is necessary, then the amount of the Ingersoll Rand Industrial Payment distributed pursuant to the Separation Agreement will be decreased, except if Ingersoll Rand is not able to obtain tax opinions from its U.S. and Irish tax counsel as a result of (i) a breach by Gardner Denver of its obligations under the Merger Agreement, or (ii) solely any actions taken by Gardner Denver or any of its subsidiaries after the signing of the Merger Agreement pursuant to a plan (or series of related transactions) that includes the Distribution other than the Merger.

Trading Markets

Ingersoll Rand Ordinary Shares

Following the merger, Ingersoll Rand shareholders will continue to hold their ordinary shares of Ingersoll Rand, subject to the same rights as prior to the Reorganization, the Distribution and the merger, except that their ordinary shares of Ingersoll Rand will represent an interest in Ingersoll Rand that no longer reflects the ownership and operation of the Ingersoll Rand Industrial Business. Ordinary shares of Ingersoll Rand will continue to be traded publicly on the NYSE. Ingersoll Rand shareholders, to the extent they were holders of record on the record date for the Distribution, will also hold shares of Gardner Denver common stock immediately after the closing of the Transactions. After the closing date of the merger, ordinary shares of Ingersoll Rand will no longer trade in the “ex-distribution” market, and ordinary shares of Ingersoll Rand that are sold in the “regular way” market will no longer reflect the right to receive shares of Ingersoll Rand Industrial common stock that will be converted into shares of Gardner Denver common stock, and cash in lieu of fractional shares (if any), at the closing of the merger.

Ingersoll Rand Industrial Common Stock

There currently is no trading market for shares of Ingersoll Rand Industrial common stock. After the merger, all outstanding shares of Ingersoll Rand Industrial common stock will automatically be canceled and cease to exist at the effective time of the merger and upon their conversion into shares of Gardner Denver common stock.

Gardner Denver Common Stock

Shares of Gardner Denver common stock will continue to be traded publicly on the NYSE. Gardner Denver intends to file an application to list on the NYSE Gardner Denver common stock which will be issued pursuant to the Share Issuance.

Background of the Merger

As part of their ongoing consideration and evaluation of Gardner Denver’s long-term prospects and strategies, the Gardner Denver board of directors and management regularly review the performance, strategy, competitive position, opportunities and prospects of Gardner Denver in light of the then-current business and economic environments. The Gardner Denver board of directors and management also monitor developments in the industrials sector and the industries Gardner Denver supplies, as well as the opportunities and challenges facing participants in those industries. Since Gardner Denver completed its initial public offering in May 2017, these reviews have involved, among other things, assessing potential strategic alternatives aimed at maximizing Gardner Denver stockholder value. The range of potential strategic alternatives that have been considered include, but are not limited to, business combinations, divestitures of non-core businesses, and other strategic transactions, as well as the potential to remain an independent, stand-alone company.

From time to time, in connection with these reviews, Vicente Reynal, the chief executive officer of Gardner Denver, and Peter Stavros, the chairman of the Gardner Denver board of directors, have had discussions with directors and chief executive officers of various industry participants and with various financial advisors regarding industry developments and various potential strategic and commercial opportunities involving Gardner Denver. During this time period, Mr. Stavros and Michael Lamach, the Chief Executive Officer of Ingersoll Rand, corresponded and had numerous discussions about a number of potential transactions and different structures, including discussions about Gardner Denver purchasing businesses within Ingersoll Rand’s Industrials segment; however, these discussions did not result in any agreements or transactions.

During the course of these periodic discussions, in the summer of 2018 Mr. Lamach suggested that he and Mr. Reynal meet in person. Over the course of the next few months, Messrs. Lamach and Reynal corresponded regarding the best time and place to meet. Ultimately, they decided to meet for dinner on December 13, 2018, at which time Mr. Lamach first broached the possibility of some type of business combination between Ingersoll Rand and Gardner Denver. Messrs. Lamach and Reynal agreed to schedule a meeting in January 2019 for the two companies to learn more about each other. Following the dinner, Mr. Reynal discussed with Mr. Stavros the details of the conversation and the plan for a subsequent meeting.

On December 21, 2018, Gardner Denver and Ingersoll Rand entered into a mutual confidentiality agreement with respect to a potential business combination. Thereafter, representatives of Ingersoll Rand and Gardner Denver set up a meeting to discuss further a potential business combination for late January 2019.

In early January, Neil Snyder, chief financial officer of Gardner Denver, and Mark Majocha, vice president, corporate development, of Ingersoll Rand, discussed plans for the meeting and an agenda. Prior to the meeting, Mr. Majocha sent Mr. Snyder an initial assessment prepared by Ingersoll Rand with respect to the potential synergies from a potential business combination and an agenda to review in advance of the meeting, both of which were shared with certain other members of Gardner Denver management and Mr. Stavros and Josh Weisenbeck, a member of the Gardner Denver board of directors. Mr. Snyder and Mr. Majocha continued to share thoughts on the materials for the meeting during this period.

Also, in mid-January, Mr. Stavros communicated with Mr. Lamach about beginning discussions regarding a potential transaction and also discussed with Mr. Lamach retaining financial advisors, confirming which firms each company intended to hire.

Shortly following this communication, Gardner Denver requested the assistance of Citigroup Global Markets Inc. (“Citi”), which had served as a lead underwriter in Gardner Denver’s initial public offering and recent secondary offerings and as a lender in various financing transactions for Gardner Denver, and thereafter Citi assisted members of Gardner Denver management in preparing for the meeting with Ingersoll Rand.

In late January, Ingersoll Rand was being advised by Goldman Sachs & Co. LLC (“Goldman Sachs”) and Lazard Frères & Co. LLC (“Lazard”) as financial advisors with respect to the proposed transaction.

On January 31, 2019, members of Gardner Denver management, including Messrs. Reynal and Snyder, met in person in St. Louis with members of Ingersoll Rand management, including Mr. Lamach, Sue Carter, chief financial officer of Ingersoll Rand, and Dave Regnery, executive vice president of Ingersoll Rand to discuss a potential business combination involving Gardner Denver and Ingersoll Rand. At the meeting, the parties provided an overview of their respective businesses, discussed potential cost and revenue synergies and exchanged views on the synergy estimates. In the several weeks following the meeting, Messrs. Reynal and Stavros discussed the possibility of a potential transaction informally with the other members of the Gardner Denver board of directors.

On February 8, 2019, Mr. Lamach called Mr. Reynal to confirm Ingersoll Rand’s continued interest and to discuss potential next steps.

In late February, Mr. Lamach called Mr. Stavros to make a formal proposal with respect to a potential business combination. Mr. Lamach noted that such proposal contemplated a combination of Gardner Denver with Ingersoll Rand’s Industrial segment through a “Reverse Morris Trust” transaction in which a tax-free spin-off of Ingersoll Rand’s Industrial segment to Ingersoll Rand shareholders would be followed by a merger of the Industrial segment with Gardner Denver resulting in the combined company being owned 50.1% by shareholders of Ingersoll Rand and 49.9% by stockholders of Gardner Denver. Mr. Lamach also proposed that Ingersoll Rand’s Industrial segment would be contributed with newly incurred net debt of approximately $2.7 billion, which debt would be used to fund a cash payment to Ingersoll Rand (or an affiliate thereof) prior to the spin-off, and that the Ingersoll Rand Industrial business be valued based on estimated 2019 EBITDA. In addition, Mr. Lamach proposed certain post-closing governance arrangements including that the combined company would assume the Ingersoll Rand name and would have its North American headquarters located at Ingersoll Rand’s current campus in Davidson, North Carolina. Mr. Stavros stated that Mr. Reynal would have to lead the combined company as CEO, and Mr. Stavros and Mr. Lamach discussed that the remaining management positions would be filled by individuals from Gardner Denver and Ingersoll Rand identified under a “best athlete” approach.

Following this call, Mr. Lamach and Ms. Carter called Mr. Reynal to inform him of the potential business combination proposal. In the course of the conversation, Mr. Lamach noted that the proposal contemplated Mr. Reynal serving as chief executive officer of the combined company.

On February 23, 2019, the Gardner Denver board of directors met telephonically with Mr. Snyder and Andrew Schiesl, general counsel of Gardner Denver, in attendance to discuss the possibility of a business combination between Gardner Denver and Ingersoll Rand’s Industrial segment. Messrs. Reynal and Stavros updated the Gardner Denver board of directors on the discussions that had occurred with Ingersoll Rand about a possible transaction. The Gardner Denver board of directors agreed to hold a subsequent meeting once Ingersoll Rand sent its formal proposal and approved the engagement of Citi as a financial advisor for the transaction.

On February 25, 2019, Mr. Lamach sent a letter to Mr. Reynal, which detailed Ingersoll Rand’s formal proposal with respect to the transaction as discussed in the prior calls with Mr. Stavros and Mr. Reynal.

On February 28, 2019, the Gardner Denver board of directors met telephonically with Messrs. Snyder and Schiesl and representatives of Citi in attendance to discuss Ingersoll Rand’s proposal and Gardner Denver’s response. At the meeting, Mr. Schiesl reviewed with the directors their fiduciary duties under Delaware law in connection with their consideration of the potential transaction. Representatives of Citi reviewed with the Gardner Denver board of directors the material terms of the Ingersoll Rand proposal, which had been provided to the Gardner Denver board of directors prior to the meeting, and the Gardner Denver board of directors and management discussed potential responses to the proposal. Representatives of Citi also reviewed with the Gardner Denver board of directors various financial metrics related to the potential transaction, including illustrative preliminary valuations, along with the potential synergies that may be achieved in the potential transaction and the potential to create value through the combination. The Gardner Denver board of directors then discussed potential responses to Ingersoll Rand’s proposal, including the message to be communicated with respect to the methodology to be used in determining valuation. After discussion with members of management and representatives of Citi, the Gardner Denver board of directors approved moving forward with exploration of the potential transaction and authorized Mr. Reynal to submit a response to Ingersoll Rand’s proposal. Additionally, the Audit Committee approved the engagement of Deloitte Touche Tohmatsu Limited (“Deloitte”) to conduct due diligence on the financial statements of Ingersoll Rand’s Industrial segment regarding quality of earnings and stand-alone costs allocated to the business.

Mr. Reynal called Mr. Lamach following the meeting and subsequently sent a letter to Mr. Lamach on March 1, 2019 to convey Gardner Denver’s response to Ingersoll Rand’s proposal that, among other things, specifically addressed Ingersoll Rand’s request that its Industrial business be valued based on estimated 2019 EBITDA. With respect to valuation, the letter proposed that the valuation of the Ingersoll Rand Industrial business should be based on actual 2018 EBITDA, adjusted for restructuring or any other customary non-recurring or one-time costs and any stand-alone company costs and that Gardner Denver’s valuation should be increased by the amount of free cash flow expected to be generated by Gardner Denver in 2019. The letter also suggested having Deloitte begin due diligence so that the parties could make progress on decisions with respect to relative valuations.

On March 5, 2019, the Gardner Denver board of directors held a regular meeting with Messrs. Snyder and Schiesl in attendance. At the meeting, the Gardner Denver board of directors received an update from Mr. Stavros and Mr. Reynal regarding the ongoing discussions between representatives of Ingersoll Rand and Gardner Denver. Mr. Reynal summarized his conversation with Mr. Lamach that occurred prior to Gardner Denver delivering its response, including that the views of the parties regarding valuation continued to be far apart. Over the following days, members of Gardner Denver and Ingersoll Rand management continued to discuss the valuation parameters set forth in the March 1 letter from Gardner Denver. During the course of such discussions, the views expressed by management of each company regarding valuation continued to diverge and ultimately, on March 9, 2019, Mr. Stavros informed Mr. Lamach that he did not believe the parties would be able to come to agreement on these terms and that discussions should be terminated and potentially revisited at a later date.

On March 12, 2019, the Gardner Denver board of directors met telephonically with Messrs. Snyder and Schiesl in attendance. At the meeting, the Gardner Denver board of directors received an update regarding the discussions between representatives of Ingersoll Rand and Gardner Denver and was informed that the parties had not been able to come to agreement on key terms, including relative valuation. The Gardner Denver board of directors then discussed other potential strategic steps that Gardner Denver could consider taking.

The following week, Mr. Stavros called Mr. Lamach and told him that if the parties were going to explore a potential transaction, they should discuss it at this time because if they did not, Gardner Denver might pursue other strategic options that would make a transaction with Ingersoll Rand more difficult to pursue. Mr. Stavros further suggested that he thought there was a path forward on the valuation differences. Mr. Lamach called Mr. Stavros later that same day to suggest that Ingersoll Rand was willing to begin discussions again and suggested that Mr. Stavros work through potential terms with Mr. Majocha.

Over the next week, Mr. Stavros discussed with Mr. Majocha certain potential terms for a transaction, including how certain material liabilities of the business would be addressed. During these conversations, Mr. Stavros and Mr. Majocha also discussed the potential size of the proposed combined company board, with Mr. Stavros advocating for a board that would be larger than Gardner Denver’s current 11 person board and Mr. Majocha suggesting that Ingersoll Rand would prefer a much smaller board. Messrs. Stavros and Majocha also discussed the composition of the board of the combined company, including who would fill the chairman role. Following these discussions, Mr. Majocha spoke with Mr. Stavros to convey the terms of a revised proposal, which Mr. Majocha indicated would be reflected in a term sheet that he said he would subsequently send. During the same period of time, representatives of Ingersoll Rand reengaged with representatives of Gardner Denver and provided further information for Gardner Denver’s financial diligence on Ingersoll Rand’s Industrial segment.

On the morning of March 24, 2019, Mr. Majocha sent a draft term sheet to Mr. Stavros with Ingersoll Rand’s revised proposal, which Mr. Majocha noted was subject to the review of their board. The term sheet reflected a reduction in the amount of debt that would be contributed with the Ingersoll Rand Industrial business to $1.9 billion from Ingersoll Rand’s initial proposal of $2.7 billion and continued to contemplate that the combined company would be owned 50.1% by shareholders of Ingersoll Rand and 49.9% by stockholders of Gardner Denver at the closing of the transaction. The term sheet also set a target announcement date at the end of April 2019, which would occur concurrently with the announcement of Gardner Denver’s first quarter earnings, included terms with respect to the combined company’s headquarters and noted that Mr. Stavros would continue to be chairman of the combined company’s board and that Ingersoll Rand would be able to designate directors on the board of the combined company, with the size of the board and the number of designees to be determined.

Later on March 24, 2019, the Gardner Denver board of directors met telephonically with Messrs. Snyder and Schiesl in attendance. At the meeting, the Gardner Denver board of directors received an update from Mr. Stavros regarding discussions with Ingersoll Rand since the last board meeting. Mr. Stavros provided a preliminary overview of the term sheet, a copy of which had been shared with the board prior to the meeting, to the other members of the Gardner Denver board of directors. After discussion of the proposal, including the changes to be proposed to Ingersoll Rand, the Gardner Denver board of directors agreed to hold a meeting later that week where the proposal and transaction could be reviewed in more detail with Gardner Denver’s advisors. Gardner Denver management discussed the potential for Citi to participate in the financing for the transaction, including to participate in the financing of the $1.9 billion payment to Ingersoll Rand. The Gardner Denver board of directors also agreed on the engagement of Baird as an additional financial advisor given the potential role of Citi in connection with providing financing of the proposed transaction and Baird’s knowledge of Gardner Denver from its role as a joint bookrunner in connection with Gardner Denver’s initial public offering and subsequent follow-on offerings. The Gardner Denver board of directors requested that Mr. Stavros and management discuss the terms of a possible engagement with Baird. Following the meeting, Mr. Stavros sent Mr. Majocha a revised term sheet clarifying certain terms with respect to the tax-free nature of the transaction, the assumed/retained liabilities and headquarters lease arrangements and noting that the number of directors to be selected by Ingersoll Rand to serve on the board of the combined company would be determined based on customary market terms.

On March 26, 2019, the Gardner Denver board of directors met telephonically with Messrs. Snyder and Schiesl and representatives of each of Citi, Baird and Simpson Thacher & Bartlett LLP (“Simpson Thacher”), regular outside legal advisor to Gardner Denver, in attendance. At the meeting, the Gardner Denver board of directors received an update regarding the ongoing discussions between representatives of Ingersoll Rand and Gardner Denver. Representatives of Citi also reviewed with the Gardner Denver board of directors the terms of the proposal from Ingersoll Rand reflected in the March 24 term sheet, various financial metrics related to the potential transaction and the potential benefits of the transaction, including the potential synergies in the potential transaction. Mr. Schiesl then discussed with the Gardner Denver board of directors the workstreams necessary for execution of a transaction and a possible transaction timeline. Following this discussion, the Gardner Denver board of directors met in executive session with Mr. Schiesl and representatives of Simpson Thacher in attendance and continued their discussion of the potential benefits of the transaction and continuing to move forward with exploration of the transaction on the basis of the revised term sheet. Messrs. Stavros and Schiesl then reported on management’s proposal to involve KKR Capital Markets LLC (“KCM”), an affiliate of KKR Renaissance Aggregator L.P. (“KKR Renaissance Aggregator”), in the financing for the transaction, which would include participating in the financing of the $1.9 billion payment to Ingersoll Rand as well as in modifications to Gardner Denver’s existing credit facilities, and the potential benefits of KCM’s participation in such financing. It was noted that members of Gardner Denver management had contacted KCM to assist with advising on and arranging the financing and potentially participating as a lender and that KCM had assisted with Gardner Denver’s prior financings and was familiar with Gardner Denver as a participating lender in its current debt facilities. Representatives of Simpson Thacher then discussed certain procedural steps that were proposed to be set up in connection with the Gardner Denver board of directors’ review of the financing and KCM’s involvement therewith, including making KCM’s participation in the financing subject to the approval of the independent members of the Gardner Denver board of directors whom the Gardner Denver board of directors determined were not affiliated with KKR Renaissance Aggregator and its affiliates and who are not otherwise interested in the transaction (the “Gardner Denver unaffiliated directors”). After discussion, the Gardner Denver board of directors agreed that the Gardner Denver unaffiliated directors would select and retain separate independent counsel and separately meet to consider the financing matters. The Gardner Denver unaffiliated directors consisted of Elizabeth Centoni, William Donnelly, John Humphrey, Marc Jones, William Kassling and Nickolas Vande Steeg. The Gardner Denver board of directors also discussed having Baird provide advice to the Gardner Denver unaffiliated directors, at their election, on the financial terms of KCM’s involvement in the financing.

On March 29, 2019, representatives of Gardner Denver, Ingersoll Rand, Simpson Thacher and Paul, Weiss, Rifkind, Garrison & Wharton LLP (“Paul, Weiss”), legal advisor to Ingersoll Rand, along with other advisors to Gardner Denver and Ingersoll Rand, had calls to discuss transaction workstreams.

Over the next several weeks, representatives of Gardner Denver and representatives of Ingersoll Rand, including representatives of their respective legal and financial advisors, exchanged due diligence request lists, spoke by phone, and held in-person meetings on a number of occasions to allow Gardner Denver and Ingersoll Rand the opportunity to conduct operational, financial and legal due diligence.

On April 4, 2019, Mr. Schiesl and representatives of Simpson Thacher spoke with representatives of Potter Anderson & Corroon LLP (“Potter Anderson”), an established Delaware law firm, regarding a possible representation of the Gardner Denver unaffiliated directors with respect to KCM’s involvement in the financing transaction given the Delaware law considerations with respect to such involvement. Mr. Schiesl invited representatives of Potter Anderson to meet with the Gardner Denver unaffiliated directors in an executive session at the conclusion of the April 12, 2019 Gardner Denver board meeting.

Commencing in early April 2019, Gardner Denver and Ingersoll Rand began drafting and negotiating the financing commitments for the proposed transaction with various potential lenders, including Citi, KCM and Goldman Sachs.

On April 5, 2019, representatives of Simpson Thacher sent an initial draft of the Merger Agreement to representatives of Paul, Weiss, and on April 9, 2019, representatives of Paul, Weiss sent an initial draft of the separation and distribution agreement to representatives of Simpson Thacher. The initial draft of the Merger Agreement proposed that the size of the Gardner Denver board of directors be decreased from the existing board size of eleven to ten in connection with the proposed transaction.

Beginning on April 9, 2019, Gardner Denver provided Ingersoll Rand and its advisors with access to an online data room for purposes of conducting an operational, financial, legal and other due diligence review of Gardner Denver, and, beginning on April 10, 2019, Ingersoll Rand provided Gardner Denver and its advisors access to an on-line data room for purposes of conducting an operational, financial and legal review of the Ingersoll Rand Industrial business.

On April 9, 2019, representatives of Gardner Denver, including Messrs. Reynal, Snyder and Schiesl and Vikram Kini, and Ingersoll Rand, including Mr. Lamach, Ms. Carter, Maria Green, Evan Turtz and Messrs. Majocha and Regnery met in Charlotte to discuss overall timeline of executing the transaction, overview of potential synergies and high-level integration principles.

On April 12, 2019, the Gardner Denver board of directors met telephonically with Messrs. Snyder and Schiesl and representatives of Potter Anderson in attendance. At the meeting, the Gardner Denver board of directors received an update regarding the ongoing discussions between representatives of Ingersoll Rand and Gardner Denver with respect to the proposed transaction. The Gardner Denver board of directors then discussed the grant of equity in the combined company after closing to all employees of the combined company other than those already eligible under long term incentive plans similar to the equity grants that Gardner Denver had made after its initial public offering. The Gardner Denver board of directors offered its support to grant equity in the combined company. Mr. Schiesl updated the Gardner Denver board on the transaction workstreams and discussed their status. Following this discussion, the directors other than the Gardner Denver unaffiliated directors left the call, and the Gardner Denver unaffiliated directors met with a representative of Potter Anderson to discuss a possible engagement of Potter Anderson, the standards of independence of directors under Delaware law, the transaction and the process that the Gardner Denver unaffiliated directors would use to review KCM’s possible involvement in the financing, including advice to be rendered by Baird with respect to the terms of the proposed financing. During the course of the discussion, the representative of Potter Anderson discussed, among other things, the extent of work that his firm had done for investment funds affiliated with KKR and their portfolio companies in the past, which matters the Potter Anderson representative stated had concluded in 2017 and generated fees that were not material to Potter Anderson. The Gardner Denver unaffiliated directors determined that Potter Anderson’s prior representation of KKR and investment funds affiliated with KKR would not preclude Potter Anderson from rendering independent advice to the unaffiliated directors. The Gardner Denver unaffiliated directors subsequently engaged Potter Anderson and met with Potter Anderson to discuss the financing and other key transaction terms and issues relevant to them as set forth below. In addition, the Gardner Denver unaffiliated directors evaluated whether Baird should provide advice to the Gardner Denver unaffiliated directors on the financial terms of KCM’s involvement in the financing. The Gardner Denver unaffiliated directors agreed to have Baird advise them on the financial terms of KCM’s involvement in the proposed financing.

On April 14, 2019, representatives of Paul, Weiss sent a revised draft of the Merger Agreement to Simpson Thacher. The revised draft of the Merger Agreement proposed a termination fee of 3.5% of the fully diluted equity value of Gardner Denver which would be payable if the agreement was terminated under certain circumstances and that if Gardner Denver stockholders did not vote in favor of the transaction, Ingersoll Rand would be entitled to reimbursement of certain out-of-pocket expenses. The draft also removed a non-compete provision that would be binding on Ingersoll Rand following the closing and reduced the size of the board of the combined company to nine from the ten directors proposed in the prior draft and provided that the number of directors affiliated with KKR on the board of the combined company could not exceed the number that KKR Renaissance Aggregator would be entitled to designate under the existing Gardner Denver stockholders agreement with KKR Renaissance Aggregator following the closing of the transaction.

On April 15, 2019, representatives of Simpson Thacher sent a revised draft of the Separation Agreement to Paul, Weiss. The revised draft addressed, among other things, the allocation of assets and liabilities and wrong pockets provisions (i.e. providing for the transfer of assets after closing to the proper party) and the sharing of costs in connection with the separation and transfer of the Ingersoll Rand Industrial business.

On April 17, 2019, representatives of Kirkland & Ellis LLP (“Kirkland”), counsel to KKR Renaissance Aggregator, contacted Paul, Weiss to discuss a potential amendment to the existing Gardner Denver stockholders agreement to increase the percentage of the total number of directors that KKR Renaissance Aggregator would be entitled to designate for nomination to the board of the combined company following the closing of the transaction from 10% to 15% to ensure that KKR Renaissance Aggregator would continue to have two designees to the Gardner Denver board of directors after giving effect to the transaction, given that the size of the Gardner Denver board of directors was being reduced from 11 to 10 members in connection with the transaction, which reduction (and any other change to the size of the Gardner Denver board of directors) required the approval of the KKR Renaissance Aggregator designee to the Gardner Denver board of directors pursuant to its stockholder agreement with Gardner Denver. The possibility of amending the stockholder agreement was subsequently discussed among the representatives of Kirkland, Simpson Thacher and Potter Anderson, and such representatives subsequently discussed this possibility with their respective clients.

On April 18, 2019, members of management of Gardner Denver and Ingersoll Rand, Messrs. Stavros and Weisenbeck and representatives of Paul, Weiss and Simpson Thacher had a call to discuss certain issues raised by the drafts of the Separation Agreement, Merger Agreement and transition services agreement including, among other things, the ability to add necessary transition services, the nature and value of tax assets to be transferred and post-closing governance arrangements. The parties also discussed the allocation methodology for assets and liabilities as well as the exclusion of certain types of liabilities relating to asbestos, underfunded pensions and other post-retirement liabilities and other known contingent liabilities. Over the course of the following day, representatives of Gardner Denver and Ingersoll Rand continued to exchange proposals on these matters.

On April 19, 2019, representatives of Simpson Thacher sent a revised draft of the Merger Agreement to Paul, Weiss. The draft proposed, among other things, that Gardner Denver would control the strategy for obtaining required approvals, increased the size of the post-closing board to ten directors and also added back provisions previously proposed by Gardner Denver restricting the ability of Ingersoll Rand to compete with the spun-off business after closing and the extent to which Ingersoll Rand would bear the cost of commitment fees in connection with the financing under certain circumstances.

From April 21 until the execution of the Merger Agreement and Separation Agreement on April 30, 2019, representatives of Paul, Weiss and Simpson Thacher exchanged drafts of the Merger Agreement, the Separation Agreement and other transaction documents and ancillary agreements and met in person with each other and certain members of management of Ingersoll Rand and Gardner Denver in New York City and telephonically to negotiate the remaining open issues in such agreements and transaction documents. Key terms discussed and resolved during this time period included the scope of the assumed and excluded liabilities, including employee related liabilities and liabilities related to litigation, working capital and debt adjustments and the minimum amount of cash to be left in the business after closing, ability to revise the restructuring plan, delivery of financial statements along with other issues including the amount of any termination fee payable by Gardner Denver if the Merger Agreement was terminated under certain circumstances and the amount of any expense reimbursement payable by Gardner Denver if the Merger Agreement was terminated because Gardner Denver’s stockholders fail to approve the Share Issuance and various issues under the ancillary agreements.

On April 22, 2019, representatives of Simpson Thacher also discussed with representatives of Paul Weiss the possibility of KKR Renaissance Aggregator entering into a voting agreement to support the transaction in connection with the potential amendment to the existing Gardner Denver stockholders agreement.

On April 23, 2019, the Gardner Denver board of directors met in person in New York City for a regular board meeting with Messrs. Snyder and Schiesl and representatives of Baird, Citi, Simpson Thacher and Potter Anderson in attendance. At the meeting, the Gardner Denver board of directors received an update regarding the ongoing discussions between representatives of Ingersoll Rand and Gardner Denver. A representative of Simpson

Thacher reviewed the Gardner Denver board of directors’ fiduciary duties and the process that had been set up to review the financing, including KCM’s potential involvement subject to the approval of the Gardner Denver unaffiliated directors. Representatives of Citi updated the Gardner Denver board of directors on the material terms of the transaction, reviewed various financial metrics related to the transaction and responded to questions from the Gardner Denver board of directors. A representative of Baird reviewed the terms of the proposed $1.9 billion financing for the transaction with the Gardner Denver board of directors and provided the Gardner Denver board of directors with a comparison of these terms with generally available terms in the market. Mr. Schiesl along with a representative of Simpson Thacher summarized the material terms of the transaction agreements and highlighted points that remained open in the negotiations as well as key liabilities that were expected to be assumed by Gardner Denver in the potential transaction. Next, Mr. Snyder discussed with the Gardner Denver board of directors the various ranges and categories of potential synergies that the combined company could obtain, as well as a range of one-time costs to achieve these synergies.

Following this discussion, the directors, members of management, and other advisors other than the Gardner Denver unaffiliated directors and a representative of Potter Anderson left the meeting, and the Gardner Denver unaffiliated directors initially met with the representative of Potter Anderson. Potter Anderson and the Gardner Denver unaffiliated directors discussed the independence and disinterestedness of each of the Gardner Denver unaffiliated directors, including Mr. Kassling’s service as a director of a portfolio company of investment funds affiliated with KKR. Mr. Kassling confirmed that his annual director fees from that service were not material to him from a financial perspective. The Gardner Denver unaffiliated directors unanimously agreed that each of them, including Mr. Kassling, was independent and disinterested with respect to the proposed financing transaction and proposed merger.

A representative of Baird then joined the meeting at the request of the Gardner Denver unaffiliated directors, and Potter Anderson, the representative of Baird, and the Gardner Denver unaffiliated directors discussed certain benefits to Gardner Denver arising from KCM’s involvement in structuring the financing with the other participants. Representatives of Potter Anderson and Baird, and the Gardner Denver unaffiliated directors also discussed the proposed terms of KCM’s involvement in the financing. The Baird representatives discussed the current state of the debt financing markets and various considerations regarding the proposed financing transaction with the Gardner Denver unaffiliated directors, and noted that the proposed terms of the proposed financing transaction appeared to be at or better than prevailing market conditions available at that time for Gardner Denver. Representatives of Potter Anderson then reviewed with the Gardner Denver unaffiliated directors the Gardner Denver Related Person Transaction Policy, and explained that the Gardner Denver unaffiliated directors would be asked to separately approve KCM’s participation in the financing pursuant to such policy. Following this discussion, representatives of Potter Anderson and the Gardner Denver unaffiliated directors discussed the likelihood that KKR Renaissance Aggregator would be asked to enter into a voting agreement to support the transaction and condition its entry into such a voting agreement on amending the existing Gardner Denver stockholders agreement to permit KKR Renaissance Aggregator to continue to designate two members (instead of one member as the existing stockholders’ agreement would provide) to the combined company’s board of directors as long as KKR Renaissance Aggregator continues to hold between 5% and 20% of the outstanding shares of capital stock of the combined company. The Gardner Denver unaffiliated directors and representatives of Potter Anderson then discussed the potential benefits and detriments to Gardner Denver in the event the existing Gardner Denver stockholders agreement was so amended, including the benefits to the combined company of maintaining the right of KKR Renaissance Aggregator to continue to designate two members to the Gardner Denver board of directors. The Gardner Denver unaffiliated directors instructed Potter Anderson to negotiate with Kirkland regarding replacing the amendment to the existing Gardner Denver stockholders agreement with a covenant in the Merger Agreement specifying that the combined company board of directors include up to two directors nominated by KKR Renaissance Aggregator.

On April 25, 2019, following discussion between Kirkland and Paul, Weiss regarding the potential terms of a voting and support agreement, Kirkland, at Paul, Weiss’ request, shared with Paul, Weiss and Simpson Thacher a draft of such voting and support agreement pursuant to which KKR Renaissance Aggregator would agree, among other things, to vote its shares in favor of the Share Issuance. Kirkland then provided a draft stockholders agreement amendment to Simpson Thacher, which was shared with Potter Anderson so that the agreement could be reviewed by the Gardner Denver unaffiliated directors. Kirkland subsequently shared the draft agreement with Paul, Weiss. Over the course of the next several days following delivery of these drafts, Ingersoll Rand, the Gardner Denver unaffiliated directors and KKR Renaissance Aggregator, with the assistance of their respective counsels, negotiated the terms of these arrangements. At this point in the negotiations, KKR Renaissance Aggregator had proposed that under the amended stockholders agreement, (i) KKR Renaissance Aggregator would have the right to nominate to the Gardner Denver board of directors a number of designees equal to at least 14% (rather than the original proposal of 15%) of the total number of directors so long as KKR Renaissance Aggregator and its affiliates beneficially own 5% or more of the outstanding shares of Gardner Denver common stock, resulting in KKR Renaissance Aggregator being able to maintain its current right to designate two directors (assuming a ten-person board of the combined company), (ii) KKR Renaissance Aggregator would no longer have the right to nominate more than 14% of the total number of directors at increased ownership levels and (iii) KKR Renaissance Aggregator’s designees would no longer have certain special approval rights it currently had under the existing stockholders agreement, including with respect to the ability of Gardner Denver to enter into certain strategic transactions, incur additional indebtedness and the hiring and/or firing of the Company’s Chief Executive Officer. Additionally, Paul, Weiss requested certain representations regarding equity ownership of Ingersoll Rand and agreed to certain covenants with respect to acquisitions of Gardner Denver common stock until the second anniversary of the effective time of the Merger to address the tax covenants required under the tax matters agreement. On April 26, 2019, representatives of Kirkland also conveyed to representatives of Simpson Thacher and Potter Anderson its belief that KKR Renaissance Aggregator’s agreement to enter into a voting and support agreement and the concessions set forth in the draft amendment to the stockholders agreement described above constituted meaningful consideration for the proposed amendment. Representatives of Kirkland and Potter Anderson also discussed the applicable thresholds at which KKR Renaissance Aggregator would be entitled to designate directors to the combined company board, as set forth in the draft amendment to the stockholders agreement, during which representatives of Kirkland indicated that there may be room for further changes. For further information on the stockholders agreement amendment, see “Certain Relationships and Related Party Transactions.”

Over the course of April 27 and 28, 2019, the Gardner Denver unaffiliated directors met with representatives of Potter Anderson. During those meetings, Potter Anderson and the Gardner Denver unaffiliated directors discussed the proposed financing transaction, reviewed the terms of the relevant financing agreements and discussed KKR Renaissance Aggregator’s request for an amendment to the existing Gardner Denver stockholders agreement. It was noted that the proposal to include a covenant in the Merger Agreement regarding the number of KKR representatives on the combined company board in lieu of amending the stockholders agreement as proposed by KKR Renaissance Aggregator had not been agreed to by Kirkland because including such covenant in the Merger Agreement would not provide KKR Renaissance Aggregator a contractual right to continue to designate members to the combined company board (subject to the agreed ownership thresholds). Representatives of Potter Anderson summarized discussions with representatives of Simpson Thacher and Kirkland regarding the proposed amendment, including that representatives of Kirkland informed representatives of Potter Anderson that KKR Renaissance Aggregator had requested the amendment in consideration for KKR Renaissance Aggregator (i) agreeing to enter into the voting agreement requested by Ingersoll Rand, which voting agreement also included a lock-up restriction on KKR Renaissance Aggregator’s ability to transfer its equity interests in Gardner Denver, (ii) making certain representations on behalf of itself and its affiliates in connection with certain tax matters relevant to the proposed merger and agreeing to a two-year standstill pursuant to which KKR Renaissance Aggregator and its affiliates would agree not to purchase additional shares of capital stock of the combined company, and (iii) agreeing to forego certain consent rights set forth in the existing Gardner Denver stockholders agreement, and that KKR Renaissance Aggregator believed that such concessions constitute meaningful consideration for the proposed amendment to the stockholders agreement. Representatives of Potter Anderson also relayed a summary of discussions with representatives of Kirkland regarding the thresholds at which KKR Renaissance Aggregator would be entitled to designate one or two directors to the combined company’s board of directors. Following this discussion, the Gardner Denver unaffiliated directors instructed Potter Anderson to revise the proposed amendment to the existing Gardner Denver stockholders agreement to provide that KKR Renaissance Aggregator may only designate one director (10% of the combined company’s board of directors instead of 14%) if its and its affiliates’ ownership in the combined company drops below 10% (with (i) KKR Renaissance Aggregator still entitled to designate two directors (14% of the combined company’s board) if its and its affiliates’ ownership in the combined company remained at or above 10%), and (ii) there still being a reduction to zero when KKR Renaissance Aggregator’s and its affiliates’ ownership in the combined company dropped below 5%). The Gardner Denver unaffiliated directors next discussed and agreed that KCM’s participation in the financing and KKR Renaissance Aggregator’s representation on the combined company board were advisable and in the best interests of Gardner Denver and its stockholders under the circumstances, including the concessions made by KKR Renaissance Aggregator in connection with the proposed amendment to the Gardner Denver stockholders agreement.

Over the course of April 27, 28 and 29, 2019, representatives of Ingersoll Rand, Gardner Denver, Citi, Goldman Sachs, Paul, Weiss and Simpson Thacher met in person in New York City and telephonically to discuss key open issues in the Merger Agreement, the Separation Agreement and other transaction documents. During those negotiations and based on the revised proposed amended stockholders agreement provided at the direction of the Gardner Denver unaffiliated directors, KKR Renaissance Aggregator agreed to such revised proposed amended stockholders agreement that provided that KKR Renaissance Aggregator would have the right to nominate to the Gardner Denver board of directors a number of designees equal to at least (i) 14% of the total number of directors so long as KKR Renaissance Aggregator and its affiliates beneficially own 10% or more of the outstanding shares of Gardner Denver common stock and (ii) 10% of the total number of directors so long KKR Renaissance Aggregator and its affiliates beneficially own 5% or more, but less than 10%, of the outstanding shares of Gardner Denver common stock.

During the afternoon on April 29, 2019, the Gardner Denver board of directors and the audit committee of the Gardner Denver board of directors met telephonically with Messrs. Snyder and Schiesl and representatives of Baird, Citi, Potter Anderson and Simpson Thacher in attendance. At the meeting, representatives of Citi provided an update on the material terms of the transaction. Following this update, a representative of Baird disclosed to the Gardner Denver board of directors the work it had done for certain portfolio companies of investment funds affiliated with KKR over the prior two years. A representative of Baird then reviewed Baird’s financial analysis of the Exchange Ratio. After discussion, representatives of Baird delivered to the Gardner Denver board of directors its oral opinion, subsequently confirmed by delivery of its written opinion, to the effect that, as of April 29, 2019, and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth in its written opinion, the Exchange Ratio was fair, from a financial point of view, to Gardner Denver. A representative of Baird then reviewed for the Gardner Denver board of directors the various assumptions made by Baird in connection with the rendering of its opinion. The opinion of Baird is more fully described in the section entitled “—Opinion of Gardner Denver’s Financial Advisor.” Representatives of Simpson Thacher along with Mr. Schiesl reviewed the key terms of the principal transaction agreements and updated the Gardner Denver board of directors on the changes in such agreements since the discussion at the prior meeting. Following discussion, the Audit Committee of the Gardner Denver board of directors unanimously approved (including for purposes of the Gardner Denver Related Person Transaction Policy) the participation of KCM in the financing of the spin-off and the form, terms, and provisions of the commitment letters and financing documentation and the voting agreement and the stockholders agreement amendment. The Gardner Denver unaffiliated directors then unanimously approved the participation of KCM in the financing of the spin-off (which participation at the time of signing included a commitment to provide financing between $900 million and $1 billion and potential fees to KCM between $10 million and $15 million and, following syndication of such commitment, currently includes a commitment to provide financing between $400 million and $425 million in connection with the transaction and which is estimated to generate fees for KCM between $5 million and $10 million), the entry into the voting agreement, and the stockholders agreement amendment, including, without limitation, for purposes of the Gardner Denver Related Person Transaction Policy, and recommended to the full Gardner Denver board of directors the approval of the commitment letters and financing documentation, the voting agreement and the stockholders agreement amendment. The Gardner Denver board of directors then approved the commitment letters and financing documentation, the voting agreement and the stockholders agreement amendment with Messrs. Stavros and Weisenbeck, Michael Marn, a member of the Gardner Denver board of directors and a senior advisor to KKR, and Brandon Brahm, a member of the Gardner Denver board of directors and an executive of KKR, abstaining. The Gardner Denver board of directors then unanimously approved and declared advisable the Merger Agreement, the Employee Matters Agreement, the Tax Matters Agreement and the other transactions contemplated by the Merger Agreement, the employee matters agreement and the tax matters agreement and recommended that the Gardner Denver stockholders approve the Share Issuance. For further information concerning the factors considered by the Gardner Denver board of directors in reaching its decision to approve the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement, including the Share Issuance, see “—Gardner Denver’s Reasons for the Merger; Recommendation of Gardner Denver’s Board of Directors.” Following the Gardner Denver board of directors’ approval, Mr. Schiesl described the communications plan for the announcement of the transaction.

Following the board meeting, representatives of Gardner Denver, Ingersoll Rand and their respective advisors finalized the remaining open issues and executed the various agreements.

Following the execution of the Merger Agreement and the Separation Agreement, on the morning of April 30, 2019, before the opening of trading on the NYSE, Gardner Denver and Ingersoll Rand issued a joint press release announcing the transaction.

Gardner Denver’s Reasons for the Merger; Recommendation of Gardner Denver’s Board of Directors

Gardner Denver’s board of directors has unanimously approved the Merger Agreement and the consummation of the transactions contemplated thereby and determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the issuance of Gardner Denver common stock in the Merger, are advisable, fair to and in the best interests of Gardner Denver and its stockholders. Gardner Denver’s board of directors unanimously recommends that stockholders vote FOR the proposals to issue Gardner Denver common stock in the Merger, to amend the Gardner Denver equity plan to increase the authorized number of shares for issuance and to approve adjournments or postponements of the special meeting for the purpose of soliciting additional proxies, if necessary.

In reaching its decision to approve the Merger Agreement and the consummation of the transactions contemplated thereby, the Gardner Denver board of directors consulted with, and received the guidance of, Gardner Denver management and its outside financial and legal advisors and carefully considered a variety of factors, including the following:

•	The potential strategic benefits and opportunities that the Gardner Denver board of directors believed are likely to result from the Merger, including the following:
•	the expectation that the Merger will generate anticipated annual cost synergies of approximately $250 million and substantial revenue growth opportunities for the combined company with all actions needed to achieve such synergies and opportunities expected to be substantially completed by the end of year three following the close of the Merger;
•	the potential for the Merger to enhance scale of Gardner Denver’s business while diversifying the end markets served by Gardner Denver and reducing the percentage of revenue driven by upstream energy activity;
•	the opportunity to strengthen Gardner Denver’s geographic footprint with an increased presence in North America and the Asia Pacific region;
•	the benefit from Gardner Denver’s increased exposure as a percentage of revenue to higher growth developing markets;
•	the expectation that Gardner Denver’s operating capabilities can enhance the margins of the Ingersoll Rand Industrial business within the combined company;
•	the expectation that the complementary product portfolios of Gardner Denver and Ingersoll Rand Industrial business will expand Gardner Denver’s capability to offer a complete set of solutions to customers;
•	the potential to realize an integrated compressor blower and vacuum platform with the ability to leverage technology and go-to-market distribution channels across complementary end-markets and geographies;
•	the potential to create a scaled fluid management platform with over $1 billion in expected sales from the combination of Gardner Denver Medical, Ingersoll Rand ARO and PFS;
•	the potential for the increased business scale of the combined company to allow it to invest in new technologies and increase innovation;
•	the support of KKR Renaissance Aggregator, and its willingness to enter into a voting agreement to vote in favor of the Share Issuance;

•	the expectation that, following the Merger, the public float of the combined company’s common stock would be increased;
•	the fact that, immediately following the Merger, the board of directors of the combined company will consist of seven Gardner Denver directors selected by the Gardner Denver board of directors and three directors selected by Ingersoll Rand and the current chairman of the Gardner Denver board of directors will continue to serve as chairman of the board of directors of the combined company;
•	the fact that, immediately following the Merger, the current chief executive officer of Gardner Denver will remain in his current position and continue to lead the combined company along with other current executives of Gardner Denver and additional executive management talent added from the Ingersoll Rand Industrial Business;
•	the fact that Gardner Denver stockholders as of immediately prior to the completion of the Merger are expected to own approximately 49.9% of the issued and outstanding shares of common stock of the combined company, on a fully diluted basis, immediately following the completion of the Merger, and will have the opportunity to share in the future growth and expected synergies of the combined company while retaining the flexibility of selling all or a portion of those shares;
•	information concerning the business, assets, liabilities, financial performance and results of operations, and condition and prospects of Gardner Denver and the Ingersoll Rand Industrial Business;
•	the structure of the Merger as a tax-free reorganization for federal income tax purposes;
•	the terms of the Merger Agreement, including the merger consideration, were the result of extensive arms’-length negotiations between representatives of Gardner Denver and Ingersoll Rand;
•	the financial presentation and oral opinion, rendered on April 29, 2019, of Baird to the Gardner Denver board of directors as to the fairness, from a financial point of view and as of such date, to Gardner Denver of the exchange ratio in the Merger pursuant to the Merger Agreement, based upon and subject to the qualifications, limitations, assumptions and other matters described in its written opinion as more fully described below in the section entitled “—Opinion of Baird;” and
•	the Merger Agreement permits the Gardner Denver board of directors to withdraw or modify its recommendation to the Gardner Denver stockholders to approve the Share Issuance and/or to terminate the Merger Agreement in certain circumstances and subject to the payment of a termination fee.

The Gardner Denver board of directors also considered a variety of risks and other countervailing factors in its deliberations concerning the Merger and related transactions, including:

•	the dilution of the ownership interest of Gardner Denver’s current stockholders that would result from the Share Issuance and that Gardner Denver’s current stockholders, as a group, would control less than a majority of Gardner Denver’s outstanding common stock after consummation of the Transactions;
•	the challenges and difficulties, foreseen and unforeseen, relating to integrating the Ingersoll Rand Industrial Business with Gardner Denver’s current operations and their management teams, strategies and organizations;
•	the possibility of management and employee disruption associated with the Merger and integrating the operations of the companies, including the risk that, despite Gardner Denver’s intention to retain such personnel, key management of the Ingersoll Rand Industrial Business might not be employed with Gardner Denver after the Merger;
•	the risk that the Merger and integration may divert management attention and resources away from other strategic opportunities and from operational matters;
•	the risk that the increased revenues, earnings, efficiencies, cost synergies and other benefits expected to result from the Transactions would fail to materialize in whole or part;
•	the fact that, in order to preserve the tax-free treatment of the Merger and related transactions, the combined company would be required to abide by certain restrictions that could limit its ability to engage in certain future business transactions that might be advantageous;

•	the risk that the necessary regulatory approvals and clearances to complete the Merger are not received or that governmental authorities could attempt to condition their approval of the Merger or that regulatory approvals may be delayed;
•	the risks associated with the Ingersoll Rand Industrial Business’ current, past and future operations;
•	the need for Gardner Denver and Ingersoll Rand Industrial to incur substantial indebtedness in connection with the Transactions;
•	the significant, one-time costs expected to be incurred in connection with the Transactions, including the transaction expense arising from the Merger and costs of integrating Gardner Denver and the Ingersoll Rand Industrial business and realizing synergies;
•	the potential impact of the restrictions under the Merger Agreement on Gardner Denver’s ability to take certain actions during the period between execution of the Merger Agreement and the consummation of the Transactions, generally requiring Gardner Denver to conduct business only in the ordinary course or, if not in the ordinary course, to first seek and obtain Ingersoll Rand’s consent (which could delay or prevent Gardner Denver from undertaking business opportunities that may arise pending completion of the Transactions);
•	the fact that certain provisions of the Merger Agreement may dissuade third parties from seeking to acquire Gardner Denver or otherwise increase the cost of any potential acquisition;
•	Gardner Denver’s obligation to pay a termination fee of $176 million to Ingersoll Rand and reimburse up to $35 million Ingersoll Rand’s expenses if the Merger Agreement is terminated under certain circumstances; for more information see “The Merger Agreement—Termination Fees and Expenses Payable in Certain Circumstances” beginning on page 88;
•	the operations of the business of Ingersoll Rand Industrial will be dependent in part on the provision of transition services by Ingersoll Rand a period of time after the consummation of the Transactions;
•	the possibility that the Transactions may not be consummated and the potential adverse consequences, including substantial costs that would be incurred and potential damage to Gardner Denver’s reputation if the Transactions are not completed;
•	the fact that the exchange ratio will not adjust to compensate for any increase in the trading price of Gardner Denver common stock prior to the consummation of the Merger; and
•	other matters described in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The foregoing discussion of the information and factors discussed by the Gardner Denver board of directors is not meant to be exhaustive and is not provided in any specific order or ranking. The Gardner Denver board of directors did not quantify or attach any particular weight to the various factors that it considered in reaching its determination that the terms of the Merger are fair to, and in the best interests of, Gardner Denver and its stockholders, and individual directors may have held varied views of the relative importance of the factors considered and given different weights or values to different factors. Rather, the Gardner Denver board of directors viewed its position and recommendation as being based on the totality of the information presented to and considered by it, including discussions with Gardner Denver’s management and outside financial and legal advisors. As a result of its consideration of the foregoing and other relevant considerations, the Gardner Denver board of directors determined that the Merger Agreement, including the issuance of Gardner Denver common stock in the Merger, are fair to and in the best interests of Gardner Denver and its stockholders and that it was advisable for the Gardner Denver to enter into the Merger Agreement.

The explanation and reasoning of the Gardner Denver board of directors and all other information presented in this section is forward-looking in nature, and therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 48.

Accordingly, Gardner Denver’s board of directors unanimously recommends that its stockholders vote FOR the proposals to issue Gardner Denver common stock in the Merger, to amend the Gardner Denver equity plan to increase the authorized number of shares for issuance and to approve adjournments or postponements of the special meeting for the purpose of soliciting additional proxies, if necessary.

Certain Financial Forecasts

As a matter of course, neither Gardner Denver nor Ingersoll Rand make public any long-term projections as to the future performance, earnings or other results, of Gardner Denver or Ingersoll Rand (or Ingersoll Rand Industrial) respectively, beyond the current fiscal year, given the inherent unpredictability of the underlying assumptions and estimates for extended periods. However, in connection with its consideration of the potential combination of Gardner Denver and Ingersoll Rand Industrial, Gardner Denver management prepared and provided to the Gardner Denver board of directors certain non-public financial projections with respect to Gardner Denver’s business, as a stand-alone company, for the years ending December 31, 2019 through December 31, 2023 (the “Gardner Denver Financial Projections”). In addition, Ingersoll Rand management prepared and provided to the Gardner Denver board of directors certain non-public financial projections with respect to the Ingersoll Rand Industrial Business for the years ending December 31, 2019 through December 31, 2023, which financial projections were derived from Ingersoll Rand’s long-range planning process, and which in April 2019 were provided to the Gardner Denver board of directors as part of Gardner Denver’s due diligence review of the Ingersoll Rand Industrial Business (the “Ingersoll Rand Industrial Financial Projections” and, together with the Gardner Denver Financial Projections, the “Financial Projections”). The Financial Projections were also provided to Gardner Denver’s financial advisor, Baird, in connection with the preparation of its opinion.

The Financial Projections are included in this proxy statement/prospectus-information statement solely to give Gardner Denver stockholders and Ingersoll Rand shareholders access to information that was made available in connection with, and material to, the Gardner Denver board of directors’ consideration of the Transactions, and are not included in this proxy statement/prospectus-information statement to influence any Gardner Denver stockholder to make any investment or voting decision with respect to the Transactions or for any other purpose. In particular, the Financial Projections should not be viewed as public guidance.

The Financial Projections were prepared by, and are the responsibility of, Gardner Denver management (as it relates to the Gardner Denver Financial Projections) and Ingersoll Rand management (as it relates to the Ingersoll Rand Financial Projections) and were not prepared with a view towards public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the independent registered public accounting firms of Gardner Denver, Ingersoll Rand or the Ingersoll Rand Industrial Business nor any other independent accountants, have audited, reviewed, compiled, examined, or performed any agreed-upon procedures with respect to the Financial Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Financial Projections described below. The reports of independent registered public accounting firms included in this document relate to the historical financial statements of Gardner Denver and the Ingersoll Rand Industrial Business. They do not extend to the Financial Projections and should not be read to do so.

Although the Financial Projections were prepared with numerical specificity, they are forward-looking statements that involve inherent risks and uncertainties. Further, the Financial Projections cover multiple years and such information by its nature becomes less predictive with each successive quarter and year. Stockholders are urged to read the section of this proxy statement/prospectus-information statement entitled “Cautionary Statement on Forward-Looking Statements” for additional information regarding the risks inherent in forward-looking information such as the Financial Projections. Stockholders also should review the factors described in the section of this proxy statement/prospectus-information statement entitled “Risk Factors” and those risk factors incorporated in this proxy statement/prospectus-information statement by reference from Item 1A of Gardner Denver’s annual report on Form 10-K for the fiscal year ended December 31, 2018. The Financial Projections also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the Financial Projections. Accordingly, there can be no assurance that the projected results summarized below will be realized. Gardner Denver stockholders and Ingersoll Rand shareholders are urged to review the description of the reported and anticipated results of operations and financial condition and capital resources, including Gardner Denver’s and Ingersoll Rand Industrial’s historical financial statements.

Gardner Denver does not intend to, and, except to the extent required by applicable law expressly disclaims any obligation to, update, revise or correct the Financial Projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error or any of the Financial Projections otherwise would not be realized.

Certain of the financial information contained in the Financial Projections, including Adjusted EBITDA and Unlevered Free Cash Flow, are considered non-GAAP financial measures. Gardner Denver and Ingersoll Rand management provided this information because Gardner Denver and Ingersoll Rand management believed it could be useful in evaluating Gardner Denver’s business and the Ingersoll Rand Industrial Business, respectively. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Gardner Denver and Ingersoll Rand may not be comparable to similarly titled amounts used by other companies.

For the foregoing reasons, the inclusion of the Financial Projections in this proxy statement/prospectus-information statement should not be regarded as an indication that Gardner Denver or Ingersoll Rand or their respective affiliates or representatives considered or consider the Financial Projections to be necessarily predictive of actual future events, and the Financial Projections should not be relied upon as such. The Financial Projections should be evaluated in conjunction with the limitations described above and the historical financial statements and other information regarding Gardner Denver’s business contained elsewhere in this proxy statement/prospectus-information statement. In light of the foregoing factors and the uncertainties inherent in financial projections, stockholders are cautioned not to place undue reliance on these projections and urged to review Gardner Denver’s and Ingersoll Rand Industrial’s historical financial statements for a description of their reported financial results.

Gardner Denver Financial Projections

The Gardner Denver Financial Projections were based upon numerous estimates or expectations, beliefs, opinions and assumptions with respect to Gardner Denver’s business, respectively, including its results of operations and financial conditions, customer requirements and competition, and with respect to general business, economic, market, regulatory and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Gardner Denver’s control and may not be realized. The Gardner Denver Financial Projections do not take into account any transactions, circumstances or events occurring after the date they were prepared, including the Transactions, costs and expenses incurred or to be incurred in connection with the Transactions, synergies expected to result from the Transactions or costs and expenses necessary to achieve anticipated synergies, or the effect of any failure of the merger or the other Transactions to occur; are not necessarily indicative of current market conditions or values or future performance, which may be significantly more or less favorable than as set forth in the Gardner Denver Financial Projections; and are not, and should not be regarded as, a representation that any of the expectations contained in, or forming a part of, the Gardner Denver Financial Projections will be achieved.

Gardner Denver management believes that the assumptions used as a basis for the Gardner Denver Financial Projections were reasonable based on the information available to Gardner Denver management at the time prepared. However, the Gardner Denver Financial Projections are not a guarantee of future actual performance. The future financial results of Gardner Denver’s business may differ materially from those expressed in the Gardner Denver Financial Projections due to factors that are beyond Gardner Denver’s ability to control or predict.

The Gardner Denver Financial Projections were provided to the Gardner Denver board of directors and Gardner Denver’s financial advisor, Baird, and to Ingersoll Rand. The following table presents a summary of the Gardner Denver Financial Projections for the calendar years ending December 31, 2019 through December 31, 2023.

	Forecast Year Ended December 31,
(USD in millions)	2019E	2020E	2021E	2022E	2023E
Revenue	$2,690	2,715	2,840	2,934	3,019
Adjusted EBITDA(1)	$682	690	736	763	787
Unlevered Free Cash Flow(2)	$492	501	525	552	572
(1)	Adjusted EBITDA represents net income (loss) before interest, taxes, depreciation, amortization and certain non-cash, non-recurring and other adjustment items. Gardner Denver believes that the adjustments applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about non-recurring items that Gardner Denver does not expect to continue at the same level in the future.
(2)	Unlevered Free Cash Flow represents Adjusted EBITDA less tax and capital expenditures, plus or minus changes in net working capital.

Ingersoll Rand Financial Projections

The Ingersoll Rand Financial Projections were based upon numerous estimates or expectations, beliefs, opinions and assumptions with respect to the Ingersoll Rand Industrial Business, including its results of operations and financial conditions, customer requirements and competition, and with respect to general business, economic, market, regulatory and financial conditions and other future events, many of which are beyond Ingersoll Rand’s control and may not be realized. All of these items are inherently difficult to estimate or accurately forecast, including due to various assumptions about the price of raw materials, the timing of the delivery of customer orders, fluctuating exchange rates and interest rates. In addition, the Ingersoll Rand Financial Projections do not take into account any transactions, circumstances or events occurring after the date they were prepared, including the Transactions, costs and expenses incurred or to be incurred in connection with the Transactions, or the effect of any failure of the merger or the other Transactions to occur. Moreover, the Ingersoll Rand Financial Projections are not necessarily indicative of current market conditions or values or future performance, which may be significantly more or less favorable than as set forth in the Ingersoll Rand Financial Projections, and are not, and should not be regarded as, a representation that any of the expectations contained in, or forming a part of, the Ingersoll Rand Financial Projections will be achieved.

Ingersoll Rand management believes that the assumptions used as a basis for the Ingersoll Rand Industrial Financial Projections were reasonable based on the information available to Ingersoll Rand management at the time prepared. However, the Ingersoll Rand Industrial Financial Projections are not a guarantee of future actual performance. The future financial results of the Ingersoll Rand Industrial Business may differ materially from those expressed in the Ingersoll Rand Financial Projections due to factors that are beyond Ingersoll Rand’s ability to control or predict.

The Ingersoll Rand Financial Projections were provided to the Gardner Denver board of directors and Gardner Denver’s financial advisor, Baird. The following table presents a summary of the key Ingersoll Rand Financial Projections for the calendar years ending December 31, 2019 through December 31, 2023. At the time the Ingersoll Rand Financial Projections were prepared, Ingersoll Rand had not yet completed the acquisition of Precision Flow Systems. Accordingly, in addition to including the expected results of the acquired company, the Ingersoll Rand Financial Projections assume (i) certain revenue and cost synergies (net of integration expenses), (ii) certain amortization expenses for intangible assets and (iii) certain inventory write-up costs, in each case in connection with the acquisition of Precision Flow Systems.

	Forecast Year Ended December 31,
(USD in millions)	2019E	2020E	2021E	2022E	2023E
Revenue	$3,886	$4,153	$4,433	$4,522	$4,612
Adjusted EBITDA(1)	$717	$859	$969	$989	$1,008
(1)	Adjusted EBITDA represents net income (loss) before interest, taxes, depreciation, amortization and certain non-cash, non-recurring and other adjustment items. Ingersoll Rand believes that the adjustments applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about non-recurring items that Ingersoll Rand does not expect to continue at the same level in the future.

Opinion of Baird

The Gardner Denver board of directors retained Baird in connection with the merger and to render an opinion as to the fairness, from a financial point of view, to Gardner Denver of the exchange ratio provided for in the merger pursuant to the Merger Agreement.

On April 29, 2019, Baird delivered its oral opinion (which opinion was subsequently confirmed in writing as of the same date) as to whether, as of the date of its opinion and based upon and subject to the assumptions, procedures, matters and limitations set forth therein, Baird was of the opinion that the exchange ratio provided for in the merger pursuant to the Merger Agreement was fair, from a financial point of view, to Gardner Denver.

The full text of Baird’s written opinion, dated April 29, 2019 which sets forth the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by Baird in rendering its opinion, is attached as Exhibit C to this proxy statement/prospectus-information statement and is incorporated herein by reference. Baird’s opinion is limited only to the fairness, as of the date of the opinion and from a financial point of view, to Gardner Denver of the exchange ratio and does not constitute a recommendation to any stockholder as to how any stockholder should act or vote with respect to the merger. The summary of Baird’s opinion set forth below is qualified in its entirety by reference to the full text of its opinion attached as an exhibit to this proxy statement. Gardner Denver stockholders are urged to read the opinion carefully in its entirety.

In conducting its financial analyses and in arriving at its opinion, Baird reviewed information and took into account financial and economic factors, investment banking procedures and considerations as Baird deemed relevant under the circumstances. In connection therewith, and subject to the various assumptions, qualifications and limitations set forth therein, Baird, among other things: (i) reviewed certain internal information, primarily financial in nature, including (A) financial forecasts concerning the business and operations of Gardner Denver (on a stand-alone basis), as furnished to Baird, and prepared and certified, by Gardner Denver’s management for purposes of Baird’s analysis, and the Ingersoll Rand Industrial Business, as prepared by management of Ingersoll Rand and furnished to Baird and certified by management of Gardner Denver for purposes of Baird’s analysis (together, the “Forecasts”) and financial forecasts concerning the business and operations of Gardner Denver (on a pro forma basis for the merger) including the contemplated strategic, operating and cost benefits and/or synergies as well as related costs associated with the merger (the “Expected Synergies”), as furnished to Baird, and prepared and certified, by Gardner Denver’s management for purposes of Baird’s analysis, (B) financial statements of Gardner Denver for the fiscal years ended December 31, 2018 and 2017, and (C) financial statements of the Industrial segment of Ingersoll Rand for the fiscal years ended December 31, 2018 and 2017; (ii) reviewed certain publicly available information, including, but not limited to, Gardner Denver’s and Ingersoll Rand’s recent filings with the SEC and equity analyst research reports covering Gardner Denver prepared by various investment banking and research firms, including Baird; (iii) reviewed the principal financial terms of (A) the draft dated April 29, 2019 of the Merger Agreement and (B) the draft dated April 29, 2019 of the Separation Agreement, each in the form then-expected to be presented to the Gardner Denver board of directors as they related to Baird’s analysis; (iv) compared the financial position and operating results of Gardner Denver and the Ingersoll Rand Industrial Business with those of certain other companies Baird deemed relevant; (v) compared the historical market prices, trading activity and market trading multiples of Gardner Denver common stock with those of certain other publicly traded companies Baird deemed relevant; (vi) reviewed the reported implied enterprise values of certain other transactions Baird deemed relevant; (vii) reviewed Gardner Denver’s certificate regarding information, financial statements and projections addressed to Baird; (viii) reviewed certain potential pro forma financial effects of the merger, reflected in the Expected Synergies furnished to Baird, and prepared, by Gardner Denver’s management; (ix) compared the relative contributions of Gardner Denver and the Ingersoll Rand Industrial Business to certain financial statistics of the combined company on a pro forma basis; and (x) considered the present values of the forecasted cash flows of Gardner Denver, the Ingersoll Rand Industrial Business and the combined company (on a pro forma basis). Baird held discussions with members of Gardner Denver’s senior management concerning the historical and current financial condition and operating results of each of Gardner Denver and the Ingersoll Rand Industrial Business, as well as the future prospects of Gardner Denver and the Ingersoll Rand Industrial Business, respectively. Baird was not engaged or requested to, and Baird did not, solicit third party indications of interest in acquiring all or any part of Gardner Denver. Baird was not engaged or requested to, and Baird did not, provide any advice concerning the structure of the merger, the specific amount of the exchange ratio, or any other aspects of the merger, and Baird was not involved in assisting the Ingersoll Rand Industrial Business in obtaining any financing for the Ingersoll

Rand Industrial Payment. Baird also considered other information, financial studies, analyses, investigations and financial, economic and market criteria which it deemed relevant for the preparation of its opinion. Baird was advised by Gardner Denver that there were no audited financial statements for the Ingersoll Rand Industrial Business and, accordingly, Baird relied upon and assumed, without independent verification, that there would be no information contained in any audited financial statements, if available, not otherwise discussed with or reviewed by Baird that would have been material to its opinion or its financial analyses underlying its opinion.

In arriving at its opinion, Baird assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information that was publicly available or provided to Baird by or on behalf of Gardner Denver, the Ingersoll Rand Industrial Business or Ingersoll Rand. Baird did not independently verify any publicly available information or information supplied to it by or on behalf of Gardner Denver, the Ingersoll Rand Industrial Business or Ingersoll Rand. Baird was not engaged to independently verify, did not assume any responsibility to verify, assumed no liability for, and expressed no opinion on, any of this information, and Baird assumed and relied upon, without independent verification, that Gardner Denver was not aware of any information that might be material to Baird’s opinion that had not been provided to Baird. Baird assumed and relied upon, without independent verification, that: (i) all material assets and liabilities (contingent or otherwise, known or unknown) of Gardner Denver and the Ingersoll Rand Industrial Business were as set forth in their respective most recent financial statements provided to Baird, and there was no information or facts that would make any of the information reviewed by Baird incomplete or misleading; (ii) the financial statements of Gardner Denver and the Ingersoll Rand Industrial Business provided to Baird presented fairly the results of operations, cash flows and financial condition of Gardner Denver and the Ingersoll Rand Industrial Business, respectively, for the periods, and as of the dates, indicated and were prepared in conformity with U.S. generally accepted accounting principles consistently applied; (iii) the audited financial statements for the Ingersoll Rand Industrial Business contemplated to be delivered to Gardner Denver following the date of Baird’s opinion would not reflect any change, information or facts that would be material to Baird’s opinion or the financial analyses underlying its opinion; (iv) the Forecasts for the Ingersoll Rand Industrial Business were reasonably prepared on bases reflecting the best available estimates and good faith judgments of Gardner Denver’s and the Ingersoll Rand Industrial Business’s senior management as to the future performance of the Ingersoll Rand Industrial Business, and the Forecasts for Gardner Denver and the Expected Synergies were reasonably prepared on bases reflecting the best available estimates and good faith judgments of Gardner Denver’s senior management as to the future performance of Gardner Denver, and Baird relied, without independent verification, upon such Forecasts and Expected Synergies in the preparation of its opinion, although Baird expressed no opinion with respect to the Forecasts and Expected Synergies or any judgments, estimates, assumptions or basis on which they were based, and Baird assumed, without independent verification, that the Forecasts and the strategic, operating and cost benefits and synergies reflected in the Expected Synergies then-contemplated by Gardner Denver’s management used in Baird’s analysis would be realized in the amounts and on the time schedule then-contemplated; (v) in all respects material to Baird’s analysis, the merger would be consummated in accordance with the terms and conditions of the Merger Agreement without any material amendment or modification thereto and without material waiver by any party of any of the conditions to their respective obligations thereunder; (vi) in all respects material to Baird’s analysis, the representations and warranties contained in the Merger Agreement were true and correct and that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement; (vii) in any respect material to our analysis, all material corporate, governmental, regulatory or other consents and approvals (contractual or otherwise) required to consummate the merger had been, or would be, obtained without the need for any material changes to the exchange ratio or other material financial terms or conditions of the merger or that would otherwise materially affect Gardner Denver or the Ingersoll Rand Industrial Business or Baird’s analysis; and (viii) the merger would be treated as a tax-free reorganization for U.S. federal income tax purposes. Baird relied upon and assumed, without independent verification, that the final form of any draft documents referred to above would not differ in any material respect from such draft documents. Baird relied, without independent verification, as to all legal, regulatory, accounting, insurance and tax matters regarding the merger on the advice of Gardner Denver and its professional advisors, and Baird assumed that all of this advice was correct and Baird did not express an opinion on these matters as they related to the merger. In conducting Baird’s review, Baird did not undertake or obtain an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise, known or unknown) or solvency of Gardner Denver or the Ingersoll Rand Industrial Business nor did Baird make a physical inspection of the properties or facilities of Gardner Denver or the Ingersoll Rand

Industrial Business. Baird did not consider any potential adjustments to the exchange ratio relating to the merger as part of its analysis. In each case above, Baird made the assumptions and took the actions or inactions described above with Gardner Denver’s knowledge and consent.

Baird’s opinion necessarily was based upon economic, monetary and market conditions as they existed and could be evaluated on the date of its opinion, and its opinion did not predict or take into account any changes which may have occurred, or information which may have become available, after the date of its opinion. Baird was under no obligation to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring after the date of its opinion. Furthermore, Baird expressed no opinion as to the prices or trading ranges at which any of Gardner Denver’s Ingersoll Rand Industrial securities (including Gardner Denver common stock) would trade following the date of its opinion or as to the effect of the merger on these prices or trading ranges, or any earnings or ownership dilutive impact that may have resulted from Gardner Denver’s issuance of its common stock as part of the merger. These prices and trading ranges may have been affected by a number of factors, including but not limited to (i) dispositions of the common stock of Gardner Denver by stockholders within a short period of time after, or other market effects resulting from, the announcement of the merger and/or the Effective Time; (ii) changes in prevailing interest rates and other factors which generally influence the price of securities; (iii) adverse changes in the current capital markets; (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of Gardner Denver or the Ingersoll Rand Industrial Business or in Gardner Denver’s or the Ingersoll Rand Industrial Business’s industries; (v) any necessary actions by, or restrictions of, federal, state or other governmental agencies or regulatory authorities; and (vi) timely completion of the merger.

Baird’s opinion was prepared at the request and for the information of the Gardner Denver board of directors, and may not be used for any other purpose or disclosed to any other party without Baird’s prior written consent; provided, however, that its opinion may be reproduced in full in this prospectus/proxy statement provided to Gardner Denver’s stockholders in connection with the merger. Baird’s opinion did not address the relative merits or risks of: (i) the merger, the Merger Agreement or any other agreements or other matters provided for, or contemplated by, the Merger Agreement; (ii) any other transactions that may be, or might have been, available as an alternative to the merger; or (iii) the merger compared to any other potential alternative transactions or business strategies considered by the Gardner Denver board of directors and, accordingly, Baird relied upon its discussions with the senior management of Gardner Denver with respect to the availability and consequences of any alternatives to the merger. Baird’s opinion did not and does not constitute a recommendation to the Gardner Denver board of directors, any security holder or any other person as to how any person should vote or act with respect to the merger or make any election with respect to the merger.

The following is a summary of the material financial analyses performed by Baird in connection with rendering its opinion, which is qualified in its entirety by reference to the full text of its opinion attached as Exhibit C and to the other disclosures contained in this section. The following summary, however, does not purport to be a complete description of the financial analyses performed by Baird. The order of analyses described does not represent relative importance or weight given to the analyses performed by Baird. Some of the summaries of the financial analyses include information presented in a tabular format. These tables must be read together with the full text of each summary and alone are not a complete description of Baird’s financial analyses. Except as otherwise noted, the following quantitative information is based on market and financial data as it existed on or before April 26, 2019 and is not necessarily indicative of current market conditions.

Implied Valuation and Transaction Multiples. Baird calculated the implied equity value of the shares of Gardner Denver’s fully diluted outstanding common stock using the volume weighted average price of Gardner Denver common stock for the five trading day period ending April 22, 2019, which resulted in an implied equity value of $5,816 million. Baird calculated the implied enterprise value of Gardner Denver to be $7,343 million by adding Gardner Denver’s debt and tax-affected other post employment liabilities (which are referred to as OPEB liabilities for purposes of this section) to and subtracting Gardner Denver’s cash from the implied equity value of Gardner Denver’s fully diluted outstanding common stock. Based on Gardner Denver’s shareholders holding 49.9% of the pro forma entity, Baird calculated the implied equity value of the pro forma entity to be $11,657 million and the implied equity value of Ingersoll Rand Industrial stockholders’ 50.1% stake in the pro forma entity to be $5,840 million. Baird calculated the implied enterprise value of the Ingersoll Rand Industrial Business by adding the $1,875 million of the Ingersoll Rand Industrial Business’s expected debt (net of $25 million expected cash) to the implied equity value of the Ingersoll Rand Industrial Business’s stake in the pro forma entity resulting in an implied enterprise value of the Ingersoll Rand Industrial Business of $7,715 million. Baird then calculated the multiples of the implied enterprise value of the Ingersoll Rand Industrial Business compared to the Ingersoll Rand Industrial Business’s latest twelve months (which is referred to as LTM for purposes of this section) ended December 31, 2018 and projected 2019 earnings before interest, taxes, depreciation and amortization (which is referred to as EBITDA for purposes of this section), and earnings before interest and taxes (which is referred to as EBIT for purposes of this section), as provided by the senior management of Gardner Denver. The Adjusted EBIT and Adjusted EBITDA of the Ingersoll Rand Industrial Business for 2018 and 2019 were pro forma for the then-pending acquisition by the Ingersoll Rand Industrial Business of Precision Flow Systems and expected synergies following the closing of that acquisition in 2019.

The Ingersoll Rand Industrial Business Selected Publicly Traded Company Analysis. In order to assess the valuation of the Ingersoll Rand Industrial Business, Baird reviewed certain publicly available financial information for certain publicly traded companies that Baird deemed relevant. For each of these companies, Baird calculated and compared the enterprise value (which is referred to as EV for purposes of this section) of each such company to its EBITDA and EBIT for each of 2018 and projected 2019. The group of selected publicly traded companies reviewed is listed below.

•	Atlas Copco AB
•	Flowserve Corporation
•	Graco Inc.
•	IDEX Corporation
•	Nordson Corporation
•	Polaris Industries Inc.
•	Snap-On Incorporated
•	Stanley Black & Decker, Inc.

Baird chose these companies based on a review of publicly traded companies that possessed general business, operating and financial characteristics representative of companies in the industries in which the Ingersoll Rand Industrial Business operates. Baird noted that none of the companies reviewed was identical to the Ingersoll Rand Industrial Business and that, accordingly, the analysis of these companies necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each company and other factors that affect the public market values of these companies.

For each company, Baird calculated the “market capitalization” (calculated as the market price per share of each company’s common stock multiplied by the total number of fully diluted common shares outstanding of each company, including net shares issuable upon the exercise of outstanding stock options and warrants), and enterprise value. Baird calculated the enterprise value of each selected public company by adding such company’s preferred stock outstanding, debt, tax-affected pension and other post employment liabilities and minority interest to and subtracting such company’s cash from such company’s market capitalization. Baird calculated the multiples of each company’s enterprise value to its Adjusted EBITDA and Adjusted EBIT for the twelve months ended December 31, 2018 and projected 2019. Baird then compared the enterprise value multiples for the Ingersoll Rand Industrial Business implied in the merger based on its Adjusted EBITDA and Adjusted EBIT with the corresponding trading multiples for the selected companies. Stock market and historical financial information for the selected companies was based on publicly available information as of April 26, 2019 (including the closing market price per share of each company’s common stock as of such date), and projected financial information was based on consensus equity analyst research estimates available as of this date. A summary of the range of valuation multiples for the selected companies is provided in the table below.

	Selected Valuation Multiples(1)
	Low		Average		Median		High
Adjusted EBITDA
CY 2018	10.2	x	14.3	x	14.9	x	19.1	x
CY projected 2019	9.9		13.4		13.9		18.2
Adjusted EBIT
CY 2018	11.2	x	17.3	x	18.5	x	21.5	x
CY projected 2019	10.9		15.9		16.9		20.4
(1)	Valuation Multiples based on EBIT and EBITDA for selected companies.

In addition, Baird calculated the implied enterprise values of the Ingersoll Rand Industrial Business by multiplying the Ingersoll Rand Industrial Business’s Adjusted EBITDA and Adjusted EBIT (which in the case of the projected 2019 multiples, included synergies from the Ingersoll Rand Industrial Business’s acquisition of Precision Flow Systems but did not otherwise include any synergies) by the trading multiples of the selected public companies. The implied enterprise values, based on the multiples set forth above, as well as the implied equity values (calculated by subtracting $1,875 million of debt of the Ingersoll Rand Industrial Business (net of $25 million of expected cash) from the implied enterprise values of the Ingersoll Rand Industrial Business) are summarized in the table below.

	Implied Ingersoll Rand Industrial Business Enterprise Value
	Low	Average	Median	High
Adjusted EBITDA
CY 2018	$6,589.2	$9,242.2	$9,604.0	$12,333.2
CY projected 2019	7,076.4	9,556.4	9,948.0	12,954.9
Adjusted EBIT
CY 2018	$5,750.4	$8,851.8	$9,495.3	$11,026.9
CY projected 2019	6,226.7	9,071.9	9,669.9	11,664.1
Implied Enterprise Value(1)	$6,407.9	$9,157.0	$9,637.0	$11,998.6
Implied Equity Value	$4,532.9	$7,282.0	$7,762.0	$10,123.6
(1)	Calculated as the median of the range of high, median, average and low implied enterprise values, respectively.

Baird compared the implied enterprise values in the table above with the enterprise value of the Ingersoll Rand Industrial Business of $7,715 million implied in the merger.

Ingersoll Rand Industrial Business Selected Transaction Analysis. Baird reviewed certain publicly available financial information concerning completed acquisition transactions that Baird deemed relevant. The group of selected acquisition transactions and corresponding EV to LTM EBITDA and EV to LTM EBIT multiples for the target is listed below.

				EV / LTM(1)
Closed Date	Acquiror	Target		EBITDA		EBIT
02/25/19	Wabtec Corporation	GE Transportation Business		13.7	x	18.3	x
10/01/18	Altra Industrial Motion Corp.	Fortive Automation & Specialty Business		13.7		14.8
04/28/17	Emerson Electric Co.	Pentair Valves & Controls Business		14.1		18.3
04/25/17	Hitachi, Ltd.	Accudyne Industries LLC’s Sullair Business		19.3		N/A
02/28/17	Parker-Hannifin Corporation	CLARCOR Inc.		17.0		22.2
10/31/16	Xylem Inc.	Sensus USA Inc.		11.7		14.7
09/02/16	Johnson Controls, Inc.	Tyco International PLC		10.4		13.3
02/02/15	Regal Beloit Corporation	Emerson Power Transmission Solutions Business		11.7		12.0
07/03/14	The Blackstone Group	Gates Corporation		12.3		19.2
01/09/14	Atlas Copco AB	Edwards Group Ltd.		9.1		13.7
12/09/13	Koch Industries, Inc.	Molex Incorporated		11.5		19.1
11/22/13	KKR	The Crosby Group		10.0		10.7
10/15/13	AB SKF	Kaydon Corporation		12.8		17.0
07/30/13	KKR	Gardner Denver Inc.		8.5		9.9
11/30/12	Eaton Corporation plc	Cooper Industries plc		12.9		15.0
09/28/12	Pentair Inc.	Tyco Flow Control International Business		11.3		13.8
05/16/12	ABB Ltd.	Thomas & Betts Corporation		10.2		13.8
01/13/12	Colfax Corporation	Charter International plc		11.6		15.8
01/25/11	ABB Ltd.	Baldor Electric Company		13.5		17.5
			Mean	12.4	x	15.5	x
			Median	11.7	x	14.9	x
(1)	Represents Enterprise Value to LTM metric multiple based on publicly disclosed information at the time of announcement of the merger.

Baird chose these acquisition transactions based on a review of completed acquisition transactions involving target companies or business segments that possessed general business, operating and financial characteristics representative of companies in the industries in which the Ingersoll Rand Industrial Business operates. Baird noted that none of the acquisition transactions or subject target companies or business segments reviewed were identical to the merger or the Ingersoll Rand Industrial Business, respectively, and that, accordingly, the analysis of these acquisition transactions necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each subject target company or business segment and each acquisition transaction and other factors that affect the values implied in these acquisition transactions.

For each transaction, Baird assumed that the transaction value equaled the “enterprise value” of the target company. Baird calculated the multiples of each target company’s or business segment’s enterprise value to its LTM EBITDA and EBIT. Stock market and historical financial information for the selected transactions was based on publicly available information. A summary of the implied multiples is provided in the table below.

	Selected Enterprise Value Multiples
Dollars in millions	Low		Average		Median		High
LTM EBITDA	8.5	x	12.4	x	11.7	x	19.3	x
LTM EBIT	9.9		15.5		14.9		22.2
(1)	Based on implied enterprise value of $7,715 million.

In addition, Baird calculated the implied enterprise value of the Ingersoll Rand Industrial Business based on the acquisition transaction multiples of the selected acquisition transactions multiplied by the Ingersoll Rand Industrial Business’s LTM Adjusted EBITDA and Adjusted EBIT, without the Expected Synergies. The implied enterprise values, based on the multiples that Baird deemed relevant, and equity values (calculated by subtracting $1,875 million of debt of the Ingersoll Rand Industrial Business (net of $25 million of expected cash) from the implied enterprise values of the Ingersoll Rand Industrial Business) are summarized in the tables below.

	Implied Ingersoll Rand Industrial Business Enterprise Value
Dollars in millions	Low	Average	Median	High
LTM Adjusted EBITDA	$5,508.3	$7,986.8	$7,568.5	$12,431.5
LTM Adjusted EBIT	5,086.5	7,955.5	7,630.5	11,385.1
Implied Enterprise Value(1)	$5,297.4	$7,971.1	$7,599.5	$11,908.3
Implied Equity Value	$3,422.4	$6,096.1	$5,724.5	$10,033.3
(1)	Calculated as the median of the range of high, median, average and low implied enterprise values, respectively.

Baird compared the implied enterprise values in the table above with the enterprise value of the Ingersoll Rand Industrial Business of $7,715 million implied in the merger.

Ingersoll Rand Industrial Business Discounted Cash Flow Analysis.

In order to assess the relative public market valuation of the Ingersoll Rand Industrial Business, Baird performed a discounted cash flow analysis utilizing the Ingersoll Rand Industrial Business’s projected unlevered free cash flows (defined as net income excluding after-tax net interest, plus depreciation and amortization, less capital expenditures and increases in net working capital) from 2019 to 2023, as provided by Gardner Denver management. In this analysis, Baird calculated the present values of the unlevered free cash flows from 2019 to 2023 by discounting these amounts at rates ranging from 10.5% to 12.5%. Baird calculated the present values of the free cash flows beyond 2023 by assuming terminal values ranging from 10.0x to 12.0x year 2023 EBITDA. The summation of the present values of the unlevered free cash flows, excluding the Expected Synergies, and the present values of the terminal values implied enterprise values ranging from $7,926.0 million to $9,794.6 million. The summation of the present values of the unlevered free cash flows, including the Expected Synergies, and the present values of the terminal values implied enterprise values ranging from $9,361.6 million to $11,677.5 million. Baird compared these implied enterprise values with the enterprise value of the Ingersoll Rand Industrial Business of $7,715 million implied in the merger.

Gardner Denver Selected Publicly Traded Company Analysis. Baird reviewed certain publicly available financial information and stock market information for certain publicly traded companies that Baird deemed relevant. The group of selected publicly traded companies reviewed and corresponding EV to Adjusted EBITDA and EV to Adjusted EBIT multiples for each of 2018 and projected 2019 is listed below.

	Valuation Multiples
	EV / Adjusted EBITDA				EV / Adjusted EBIT
Company Name	CY 2018		CY 2019P		CY 2018		CY 2019P
Atlas Copco AB	13.5	x	14.4	x	15.6	x	16.9	x
CIRCOR International, Inc.	12.7		11.0		15.8		16.1
Flowserve Corporation	16.3		13.5		21.5		16.9
Rotork plc	16.7		16.1		21.1		17.7
SPX FLOW, Inc.	8.7		8.4		11.4		10.8
Sulzer Ltd	11.8		9.4		19.9		14.6
The Weir Group PLC	13.4		11.8		19.6		14.3
Cumulative Mean	13.3	x	12.1	x	17.8	x	15.3	x
Cumulative Median	13.4	x	11.8	x	19.6	x	16.1	x

Baird chose these companies based on a review of publicly traded companies that possessed general business, operating and financial characteristics representative of companies in the industry in which Gardner Denver operates. Baird noted that none of the companies reviewed were identical to Gardner Denver and that, accordingly, the analysis of these companies necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each company and other factors that affect the public market values of these companies.

For each company, Baird calculated the market capitalization and the enterprise value. Baird calculated the multiples of each company’s enterprise value to its Adjusted EBITDA and Adjusted EBIT LTM ended December 31, 2018 and projected for 2019. Baird then compared the transaction multiples implied in the merger with the corresponding trading multiples for the selected companies. Stock market and historical financial information for the selected companies was based on publicly available information as of April 26, 2019 (including the closing market price per share of such companies as of such date), and projected financial information was based on consensus equity analyst research estimates as of this date. A summary of the implied multiples is provided in the table below.

	Selected Trading Multiples
	Low		Average		Median		High
Adjusted EBITDA
CY 2018	8.7	x	13.3	x	13.4	x	16.7	x
CY projected 2019	8.4		12.1		11.8		16.1
Adjusted EBIT
CY 2018	11.4	x	17.8	x	19.6	x	21.5	x
CY projected 2019	10.8		15.3		16.1		17.7

In addition, Baird calculated the implied enterprise values of Gardner Denver based on the trading multiples of the selected public companies multiplied by Gardner Denver’s Adjusted EBITDA and Adjusted EBIT for the LTM ended December 31, 2018 and projected for 2019. The implied enterprise values, based on the multiples that Baird deemed relevant, and the implied equity values (calculated by subtracting $1.526 billion of debt (net of cash and tax-affected OPEB liabilities) from the enterprise values) are summarized in the table below.

	Implied Gardner Denver Enterprise Value
	Low	Average	Median	High
Adjusted EBITDA
CY 2018	$5,965.4	$9,073.4	$9,169.2	$11,395.6
CY projected 2019	5,807.1	8,338.5	8,171.2	11,093.6
Adjusted EBIT
CY 2018	$5,732.6	$8,944.6	$9,808.5	$10,785.0
CY projected 2019	5,585.8	7,908.9	8,292.7	9,120.8
Implied Enterprise Value(1)	$5,769.8	$8,641.5	$8,731.0	$10,939.3
Implied Equity Value	$4,244.0	$7,115.8	$7,205.2	$9,413.5
(1)	Calculated as the median of the range of high, median, average and low implied enterprise values, respectively.

Baird compared the implied enterprise values in the table above with the enterprise value of Gardner Denver of $7,343 million.

Gardner Denver Discounted Cash Flow Analysis. Baird performed a discounted cash flow analysis utilizing Gardner Denver’s projected unlevered free cash flows (defined as net income excluding after-tax net interest, plus depreciation and amortization, less capital expenditures and increases in net working capital) from 2019 to 2023, as provided by Gardner Denver’s senior management in the Forecasts. In this analysis, Baird calculated the present values of the unlevered free cash flows from 2019 to 2023 by discounting these amounts at rates ranging from 10.5% to 12.5%. Baird calculated the present values of the free cash flows beyond 2023 by assuming terminal values ranging from 10.0x to 12.0x year 2023 EBITDA. The summation of the present values of the unlevered free cash flows and the present values of the terminal values implied enterprise values ranging from $6,531 million to $8,048 million. Baird compared these enterprise values with the enterprise value of Gardner Denver of $7,343 million in the merger.

Contribution Analysis. Although not relied upon in its analyses, Baird analyzed for informational purposes Gardner Denver’s and the Ingersoll Rand Industrial Business’s relative contribution to the combined company in terms of estimated revenue, adjusted EBITDA, adjusted EBIT and adjusted EBITDA less capital expenses for the twelve months ending December 31, 2019 (excluding any synergies and costs to achieve synergies). As a result of the merger, Gardner Denver’s stockholders will own approximately 49.9% of the outstanding common stock of the combined company and the Ingersoll Rand Industrial Business’s shareholders will own approximately, but not less than, 50.1% of the outstanding common stock of the combined company. The contributions of each of Gardner Denver and the Ingersoll Rand Industrial Business to the combined company and implied equity ownership levels based on these contributions are summarized in the table below.

	Estimated 2019 Financials			Implied Ownership (Gardner Denver vs. Ingersoll Rand Industrial Business)
Dollars in millions	Gardner Denver	Ingersoll Rand Industrial Business	Pro Forma(1)	Enterprise Value	Equity Value(2)
Revenue	$2,715.3	$3,885.6	$6,600.9	41.1% / 58.9%	40.0% / 60.0%
Adjusted EBITDA	690.0	713.4	1,403.4	49.2% / 50.8%	50.4% / 49.6%
Adjusted EBIT	515.4	572.0	1,087.4	47.4% / 52.6%	48.1% / 51.9%
Adjusted EBITDA – Capital Expenditures	630.0	649.8	1,279.8	47.2% / 52.8%	47.9% / 52.1%
(1)	This does not include the Expected Synergies or any costs to achieve the Expected Synergies.
(2)	Percentages adjusted for debt, cash and OPEB liabilities of Gardner Denver and debt and cash of the Ingersoll Rand Industrial Business.

Implied Merger Exchange Ratio Analyses. Baird prepared an analysis of the implied merger exchange ratio based on its financial analyses. Baird utilized the selected company analyses, the selected acquisition analysis and the discounted cash flow analyses described above to calculate the mean and median exchange ratios (as set forth in the table below). Baird compared those implied exchange ratios to the exchange ratio of 1.004 implied by the number of shares of Gardner Denver common stock to be issued in the merger relative to the number of Gardner Denver common stock outstanding on a fully-diluted basis prior to the merger.

Based upon the indicative ranges of implied equity values derived by Baird for Gardner Denver based on selected company analyses as described above, Baird calculated a range of implied pro forma equity ownership in the combined company for the pre-merger holders of Gardner Denver common stock. For purposes of the selected publicly traded company analysis, Baird assumed that the implied pro forma equity value of the combined company was the sum of the ranges of implied equity values for Gardner Denver and the Ingersoll Rand Industrial Business described above. Baird calculated the low end of the implied pro forma equity ownership range by dividing the lowest implied equity value for Gardner Denver described above by the sum of the lowest implied equity value for Gardner Denver and the highest implied equity value for the Ingersoll Rand Industrial Business, and calculated the high end of the implied pro forma equity value ownership range by dividing the highest implied equity value for Gardner Denver described above by the sum of the highest implied equity value for Gardner Denver and the lowest implied equity value for the Ingersoll Rand Industrial Business. Baird observed that this analysis did not reflect the benefit to pre-merger holders of Gardner Denver common stock of the Expected Synergies.

Based upon the indicative ranges of implied equity values derived by Baird for Gardner Denver and the Ingersoll Rand Industrial Business from the selected company analysis for Gardner Denver and the selected acquisition analysis for the Ingersoll Rand Industrial Business as described above, Baird calculated a range of implied pro forma equity ownership in the combined company for the pre-merger holders of Gardner Denver common stock. Baird also derived indicative ranges of implied equity value that took into account the Expected Synergies in the analysis and used these values to calculate a range of implied pro forma equity ownership in the combined company for the pre-merger holders of Gardner Denver common stock. Baird calculated the low end of the implied pro forma equity ownership range by dividing the lowest implied equity value for Gardner Denver described above by the sum of the lowest implied equity value for Gardner Denver and the highest implied equity value for the Ingersoll Rand Industrial Business, and calculated the high end of the implied pro forma equity value ownership range by dividing the highest implied equity value for Gardner Denver described above by the sum of the highest implied equity value for Gardner Denver and the lowest implied equity value for the Ingersoll Rand Industrial Business.

Based upon the indicative ranges of implied equity values derived by Baird for Gardner Denver and the Ingersoll Rand Industrial Business from the discounted cash flow analyses as described above, Baird calculated a range of implied pro forma equity ownership in the combined company for the pre-merger holders of Gardner Denver common stock. For purposes of the discounted cash flow analysis, Baird assumed that the implied pro forma equity value for the combined company was the sum of the indicative ranges of implied equity values derived by Baird for Gardner Denver and the Ingersoll Rand Industrial Business described above. Baird calculated the low end of the implied pro forma equity ownership range by dividing the lowest implied equity value for Gardner Denver by the sum of the lowest implied equity value for Gardner Denver and the highest implied equity value for the Ingersoll Rand Industrial Business, and calculated the high end of the implied pro forma equity ownership range by dividing the highest implied equity value for Gardner Denver by the sum of the highest implied equity value for Gardner Denver and the lowest implied equity value for the Ingersoll Rand Industrial Business.

The range of implied merger exchange ratios and implied equity contributions calculated from the selected company analyses, selected transaction analysis and discounted cash flow analyses are summarized below.

	Implied Merger Exchange Ratio Range				Implied Equity Contribution Analysis
					Low Range		High Range
Dollars in millions	Low		High		Gardner Denver	Ingersoll Rand Industrial Business	Gardner Denver	Ingersoll Rand Industrial Business
Selected Company Analysis (2018 Metric)	0.893	x	1.064	x	52.8%	47.2%	48.5%	51.5%
Selected Company Analysis (Projected 2019 Metric)	0.910	x	1.090	x	52.4%	47.6%	47.8%	52.2%

Selected Acquisition Analysis (without Expected Synergies)	0.691	x	0.932	x	59.1%	40.9%	51.8%	48.2%
Selected Acquisition Analysis (with Expected Synergies)(1)	1.050	x	1.392	x	48.8%	51.2%	41.8%	58.2%

Discounted Cash Flow (without Expected Synergies)	1.096	x	1.340	x	47.7%	52.3%	42.7%	57.3%
Discounted Cash Flow (with Expected Synergies)(2)	1.357	x	1.657	x	42.4%	57.6%	37.6%	62.4%

Mean (without Expected Synergies)	0.897	x	1.106	x	53.0%	47.0%	47.7%	52.3%
Median (without Expected Synergies)	0.901	x	1.077	x	52.6%	47.4%	48.2%	51.8%

Mean (with Expected Synergies)(3)	1.000	x	1.246	x	50.5%	49.5%	45.0%	55.0%
Median (with Expected Synergies)(4)	0.980	x	1.215	x	50.6%	49.4%	45.3%	54.7%
Merger Implied Exchange Ratio(5)	1.004x
(1)	Includes impact of annual run-rate pre-tax cost savings of $250 million.
(2)	Includes impact of annual run-rate pre-tax cost savings of $250 million and related costs to realize the synergies, as well as incremental standalone costs for the Ingersoll Rand Industrial Business.

(3)	Inclusive of the Selected Companies Analysis, which does not include Expected Synergies.
(4)	Inclusive of the Selected Companies Analysis, which does not include Expected Synergies.
(5)	Represents the exchange ratio implied assuming there were 209.2 million fully diluted shares of Gardner Denver common stock outstanding at the time of the merger, resulting in 210.0 million shares of Gardner Denver common stock being issued to Ingersoll Rand shareholders.

The foregoing summary does not purport to be a complete description of the analyses performed by Baird or its presentation to the Gardner Denver board of directors. The preparation of financial analyses and a fairness opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. Baird believes that its analyses (and the summary set forth above) must be considered as a whole and that selecting portions of these analyses and factors considered by Baird, without considering all of these analyses and factors, could create an incomplete view of the processes and judgments underlying the analyses performed by Baird and its opinion. Baird did not attempt to assign specific weights to particular analyses. Any estimates contained in Baird’s analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because these estimates are inherently subject to uncertainty, Baird does not assume responsibility for their accuracy.

Additional Information about Baird and Its Engagement

Pursuant to its engagement, Baird will receive a transaction fee of approximately $5 million for its services, a significant portion of which is contingent upon the consummation of the merger. Pursuant to this engagement letter, Gardner Denver has also agreed to pay Baird a fee of $3 million payable upon delivery of its opinion, regardless of the conclusions reached in its opinion, which fee is creditable against the transaction fee described above. In addition, Gardner Denver has agreed to reimburse Baird for certain of its expenses and to indemnify Baird against certain liabilities that may arise out of its engagement. Baird will not receive any other payment of compensation contingent upon the successful completion of the merger. As part of its investment banking business, Baird is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Baird has, in the past, provided investment banking services to Gardner Denver for which Baird received customary compensation. In May 2017, Baird served as a joint bookrunner in connection with the initial public offering of Gardner Denver’s common stock. Baird also served as a joint bookrunner in connection with follow on offerings of Gardner Denver’s common stock in November 2017 and May 2018. Except as provided above, over the past two years, Baird had not provided investment banking or financial advisory services to Gardner Denver or Ingersoll Rand for which Baird received any compensation. No material relationship between Gardner Denver, Ingersoll Rand or any other party to the merger was mutually understood to be contemplated in which any compensation was intended to be received by Baird other than the transaction fee and opinion fee described in the preceding paragraph.

Baird is a full service securities firm and, in the ordinary course of its business, Baird may from time to time provide investment banking, advisory, brokerage and other services to clients that may be competitors or suppliers to, or customers or security holders of, Gardner Denver, Ingersoll Rand or the Ingersoll Rand Industrial Business or any other party that may be involved in the merger and their respective affiliates or that may otherwise participate or be involved in the same or a similar business or industries as Gardner Denver, Ingersoll Rand or the Ingersoll Rand Industrial Business. In addition, Baird and certain of its employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may from time to time hold or trade the securities of Gardner Denver, Ingersoll Rand and/or Ingersoll Rand Industrial (including Gardner Denver common stock, Ingersoll Rand common stock and Ingersoll Rand Industrial common stock) for their own account or the accounts of their customers and, accordingly, may at any time hold long or short positions or effect transactions in these securities. In addition, Baird and certain of its affiliates and certain of Baird’s and their respective employees may have committed to invest in private equity or other investment funds managed or advised by affiliates of KKR, other participants in the merger or certain of their respective affiliates, and in portfolio companies of such funds, and may have co-invested with participants in the merger or certain of their respective affiliates, and may do so in the future. Baird may also prepare equity analyst research reports from time to time regarding Gardner Denver and Ingersoll Rand and may serve as a market maker in the publicly traded securities of Gardner Denver and Ingersoll Rand.

Ingersoll Rand’s Reasons for the Reorganization, Distribution and the Merger

Ingersoll Rand continually reviews its portfolio to determine whether any changes are advisable. On April 13, 2019, the Ingersoll Rand board of directors and Ingersoll Rand’s senior management determined that a strategic transaction involving Ingersoll Rand Industrial Business and Gardner Denver was in the best interest of Ingersoll Rand and Ingersoll Rand shareholders. The Ingersoll Rand board of directors believes that the Transactions will accomplish a number of important business objectives for Ingersoll Rand, as well as provide enhanced opportunities for the combined business of Gardner Denver and Ingersoll Rand Industrial.

In reaching a decision to approve the Merger Agreement, the Separation Agreement and the other Transaction Documents and to proceed with the Transactions, the Ingersoll Rand board of directors and Ingersoll Rand’s senior management, in consultation with its financial advisors, considered a variety of factors, including the significant factors listed below in support of the decision:

•	Ingersoll Rand’s knowledge of the Ingersoll Rand Industrial Business, financial condition, results of operations, industries and competitive environments and the results of the due diligence review of Gardner Denver’s business conducted by Ingersoll Rand’s management and advisors, including an analysis of the potential synergies of the combined company, which are expected to be significant;
•	the Transactions could enable the Ingersoll Rand Industrial Business as part of the combined company to have greater flexibility in deploying its capital and allocating resources in a manner more directly aligned with its business objectives and more consistent with its peers;
•	the Transactions would enable Ingersoll Rand to efficiently separate the Ingersoll Rand Industrial business and to focus on the core ClimateCo business segments;
•	Ingersoll Rand’s review of strategic options for the Ingersoll Rand Industrial Business and the belief of Ingersoll Rand, following such review, that the Transactions could provide more value to Ingersoll Rand and Ingersoll Rand shareholders than other potential strategic options for the Ingersoll Rand Industrial Business, including (1) retaining the Ingersoll Rand Industrial Business, (2) consummating an initial public offering for Ingersoll Rand Industrial or (3) separating Ingersoll Rand Industrial through an alternative transaction;
•	the belief of Ingersoll Rand senior management that the Transactions reflect a compelling valuation for the Ingersoll Rand Industrial Business, including the fact that the Transactions provide that upon the consummation of the merger and calculated based on Gardner Denver’s outstanding common stock immediately prior to the merger on a fully-diluted basis, holders of Ingersoll Rand common stock would own 50.1% of the combined company and would have the opportunity to participate in any increase in the value of the shares of Gardner Denver common stock, including potential increases in shareholder value associated with executing on the identified synergy opportunities;
•	the fact that three individuals designated by Ingersoll Rand would be directors of the combined company following the merger;
•	the complementary nature of the service offerings of the Ingersoll Rand Industrial Business with those of Gardner Denver, the greater scale that would be created through the combination of Ingersoll Rand Industrial with Gardner Denver and the opportunity for the combined company to (1) have an increased future growth rate, earnings and prospects compared to the future growth rate, earnings and prospects of Ingersoll Rand Industrial on a stand-alone basis and (2) create greater opportunities for the Ingersoll Rand Industrial Business’ employees and enhanced offerings for Ingersoll Rand Industrial customers;
•	the expectation that the Separation, the Distribution and the merger generally would result in a tax-efficient disposition of the Ingersoll Rand Industrial Business for Ingersoll Rand and its shareholders, while a sale of the Ingersoll Rand Industrial Business for cash would result in a taxable disposition of the Ingersoll Rand Industrial Business, making such a transaction financially unattractive to Ingersoll Rand or requiring potential counterparties to pay additional consideration; and
•	the review by the Ingersoll Rand board of directors, with the assistance of Ingersoll Rand’s management and business, legal and financial advisors, of the structure and terms and conditions of the

Merger Agreement, the Separation Agreement and the other Transaction Documents. For more information, see “The Transaction Agreements—The Merger Agreement” and “The Transaction Agreements—The Separation and Distribution Agreement.”

In the course of its deliberations and consideration of the Transactions, the Ingersoll Rand board of directors also considered a variety of risks and potentially negative factors, including the following:

•	the risk one or more of the conditions to the parties’ obligations to complete the Transactions will not be satisfied or waived, which, while not expected, could cause the Transactions not to be completed;
•	the fact that the time between the signing of the Merger Agreement and the closing could be an extended period and the uncertainty created for Ingersoll Rand Industrial and its employees during that period;
•	the value of the Gardner Denver common stock to be received in the merger could fluctuate, perhaps significantly, based on a variety of factors many of which are outside of the control of Ingersoll Rand and are unrelated to the performance of Ingersoll Rand Industrial and some of which are outside of the control of Ingersoll Rand and Gardner Denver, including general stock market conditions, conditions in the industries in which Gardner Denver and the Ingersoll Rand Industrial Business operate, the liquidity of Gardner Denver common stock and the performance of Gardner Denver’s business;
•	the risk that failure to complete the Transactions could negatively affect the price of Ingersoll Rand common stock and Ingersoll Rand’s future business, financial condition and operating results;
•	risks relating to the separation of the Ingersoll Rand Industrial Business from Ingersoll Rand and the operation of Ingersoll Rand Industrial separate from the other Ingersoll Rand businesses, including the costs of separation, and the risk of not realizing the anticipated benefits of the separation;
•	risks relating to the integration of the Ingersoll Rand Industrial Business with the business and operations of Gardner Denver and the fact that the synergies and cost savings anticipated by the parties might not be realized or might take longer to be realized than anticipated, including risks relating to maintaining and renewing relationships with customers, suppliers and other third parties important to Ingersoll Rand Industrial and the business and operations of Gardner Denver;
•	the risk that Ingersoll Rand, Ingersoll Rand Industrial and Gardner Denver may be unable to retain key employees;
•	that Ingersoll Rand, prior to the completion of the Transactions, is required to conduct the business of Ingersoll Rand Industrial in the ordinary course, subject to specific limitations and exceptions, which could delay or prevent Ingersoll Rand Industrial from undertaking business opportunities that may arise prior to the completion of the Transactions;
•	the risk that the Distribution together with certain related transactions might not qualify as tax-free under Section 355 and 368(a) of the Code or that the merger might not qualify as a tax-free “reorganization” under Section 368(a) of the Code, in which case Ingersoll Rand and/or Ingersoll Rand shareholders could be required to pay substantial U.S. federal income taxes;
•	the potential risk of diverting Ingersoll Rand’s and the Ingersoll Rand Industrial Business’ management focus and resources from operational matters and other strategic opportunities while working to implement the Transactions; and
•	risks of the type and nature described under the section of this proxy statement/prospectus-information statement titled “Risk Factors.”

This discussion of the information and factors considered by the Ingersoll Rand board of directors is not exhaustive. In view of the wide variety of factors considered by the Ingersoll Rand board of directors in connection with the evaluation of the strategic alternatives available to Ingersoll Rand for the Ingersoll Rand Industrial Business and the evaluation of the Transactions and in view of the complexity of the factors considered, the Ingersoll Rand board of directors did not consider it practical to, nor did it attempt to, quantify, rank or assign relative weights to the factors that it considered in making its decision to approve the Merger Agreement, the Separation Agreement, the other Transaction Documents and the Transactions. Instead, the Ingersoll Rand board of directors considered the factors described above, among others, and decided to approve the Merger Agreement, the Separation Agreement, the other Transaction Documents and the Transactions. In considering the factors described above and any other factors, individual members of the Ingersoll Rand board of directors may have viewed factors differently or given different weight, merit or consideration to different factors.

This discussion of Ingersoll Rand’s reasons for the Transactions is forward looking in nature and should be read in light of the factors discussed in the sections of this proxy statement/prospectus-information statement entitled “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors.”

Ownership of Gardner Denver Following the Merger

Gardner Denver currently anticipates that, existing Ingersoll Rand shareholders will collectively own approximately 50.1% of Gardner Denver common stock on a fully-diluted basis, and existing Gardner Denver stockholders will collectively own approximately 49.9% of Gardner Denver common stock on a fully-diluted basis, in each case excluding any overlaps in the pre-transaction stockholder bases. In no event will existing Ingersoll Rand shareholders hold less than 50.1% of the outstanding common stock of Gardner Denver immediately after the merger.

Effects of the Distribution and the Merger on Ingersoll Rand Equity Awards/Plans

For a discussion of the effects of the Distribution and the merger on Ingersoll Rand equity awards under the IR Stock Plans (as defined below), see “The Transaction Agreements—The Merger Agreement—Treatment of Equity Awards.”

Interests of Certain Persons in the Merger

Certain of the executive officers of Gardner Denver or members of the Gardner Denver board of directors may have interests in the Transactions that differ from, or are in addition to, those of Gardner Denver stockholders.

Gardner Denver has granted stock options to purchase Gardner Denver common stock pursuant to the 2013 Stock Incentive Plan for Key Employees of Renaissance Parent Corp. and its Subsidiaries (the “2013 Equity Plan,” and together with the 2017 Equity Plan, the “Equity Plans”) to certain executive officers and members of the Gardner Denver board of directors. In addition, Gardner Denver has granted stock options to purchase Gardner Denver common stock and Gardner Denver restricted stock units pursuant to the 2017 Equity Plan to certain executive officers and members of the Gardner Denver board of directors. The award agreements with respect to each of the Gardner Denver options and Gardner Denver restricted stock units held by the executive officers and members of the Gardner Denver board of directors are based on Gardner Denver’s standard forms and provide for accelerated vesting either upon a “change in control” or upon a qualifying termination that occurs within two years following a “change in control,” as such term is defined under the applicable Equity Plan. However, the Transactions will not constitute a change in control for purposes of Equity Plans. Accordingly, none of the vesting acceleration provisions with respect to the Gardner Denver options and Gardner Denver restricted stock units held by the executive officers and members of the Gardner Denver board of directors will be triggered by the Transactions.

Because there is no compensation based on or otherwise related to the Transactions that could become payable to Messrs. Reynal, Snyder, Schiesl, Viseras and Herndon (the executive officers identified as our “Named Executive Officers” in Gardner Denver’s most recent proxy statement filed on March 26, 2019), Gardner Denver has not included a table pursuant to Item 402(t) of Regulation S-K or a separate resolution subject to shareholder advisory vote to approve any such compensation.

Following the effective time of the merger, seven of the current Gardner Denver directors will remain as directors of the combined company and Mr. Stavros will serve as chairman of the combined company’s board of directors. Mr. Reynal will be the chief executive officer of the combined company and certain of Gardner Denver’s other current executive officers are expected to serve as officers of the combined company.

Regulatory Approvals

HSR Act and U.S. Antitrust Matters

The merger is subject to the requirements of the HSR Act, and the rules and regulations promulgated thereunder, which provide that certain acquisition transactions may not be completed until required information has been furnished to the DOJ and the FTC, and until certain waiting periods have been terminated or have expired. The expiration or earlier termination of any HSR Act waiting period would not preclude the DOJ or the FTC from challenging the merger on antitrust grounds or from seeking to preliminarily or permanently enjoin the merger. Neither Gardner Denver nor Ingersoll Rand believes that the merger will violate federal antitrust laws, but there can be no guarantee that the DOJ or the FTC will not take a different position. If the merger is not completed within twelve (12) months after the expiration or earlier termination of the applicable HSR Act waiting period, Gardner Denver and Ingersoll Rand will be required to submit new information to the DOJ and the FTC, and a new HSR Act waiting period will have to expire or be earlier terminated before the merger could be completed.

Gardner Denver and Ingersoll Rand filed the requisite notification and report forms with the DOJ and the FTC on May 29, 2019, and the waiting period under the HSR Act has expired.

Global Antitrust and Other Regulatory Approvals

In addition to antitrust approval in the United States, the merger is subject to approvals from the competition authorities in China, the European Union, Mexico, Russia, South Africa, and Turkey and clearance under French foreign investment laws. Gardner Denver and Ingersoll Rand may also provide notices and seek regulatory clearances or approvals in other jurisdictions.

Listing

Gardner Denver intends to file an application with the NYSE for the listing of the shares of Gardner Denver common stock to be issued pursuant to the Share Issuance. It is a condition to the obligation of the parties to consummate the merger that the shares of Gardner Denver common stock to be issued pursuant to the Share Issuance have been approved for listing on the NYSE.

Federal Securities Law Consequences; Resale Restrictions

Gardner Denver common stock issued pursuant to the Merger Agreement will be freely tradable for purposes of the Securities Act and the Exchange Act, except for shares issued to any Ingersoll Rand shareholder who may be deemed to be an “affiliate” of Gardner Denver after completion of the merger.

Accounting Treatment

Accounting Standards Codification (“ASC”) 805, Business Combinations, requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify both the accounting acquirer and the accounting acquiree. In a business combination effected through an exchange of equity interests, such as the merger, the entity that issues the interests (Gardner Denver in this case) is usually the acquiring entity. In identifying the acquiring entity in a combination effected through an exchange of equity interests, however, all pertinent facts and circumstances must be considered, including, the following:

•	The relative voting interests of Gardner Denver after the Transactions. In this case, existing Ingersoll Rand shareholders are expected to own approximately, but not less than, 50.1% of Gardner Denver common stock on a fully-diluted basis and associated voting rights after the Transactions. Gardner Denver stockholders are expected to own the remaining approximately 49.9% of Gardner Denver common stock on a fully-diluted basis and associated voting rights after the Transactions.
•	The existence of a large minority voting interest in Gardner Denver after the Transactions. In this case, prior to the Merger, KKR Renaissance Aggregator owns approximately [35.3]% of Gardner Denver’s outstanding common stock. At the completion of the Transactions, KKR Renaissance Aggregator is expected to own more than 17.0% of the fully diluted shares of the combined company overall and remain the largest stockholder of Gardner Denver. At the completion of the Transactions, two of the ten director positions of the combined company board of directors are expected to be held by directors designated by KKR Renaissance Aggregator and KKR Renaissance Aggregator will continue to be entitled to designate directors for nomination to the combined company’s board of directors under the terms of the Stockholders Agreement (For more information, see “Additional Agreements Related to the Separation, the Distribution and the Merger—Stockholders Agreement Amendment” beginning on page 126).

•	The composition of the governing body of Gardner Denver after the Transactions. In this case, effective as of the closing of the Merger, the board of directors of the combined company will consist of ten members, comprised of seven Gardner Denver directors selected by Gardner Denver and three individuals selected by Ingersoll Rand, with Peter Stavros to remain as chairman of the board of the combined company.
•	The composition of the senior management of Gardner Denver after the Transactions. In this case, effective as of the closing of the Merger, Vicente Reynal shall continue as the Chief Executive Officer of Gardner Denver. Various members of existing Gardner Denver senior management are expected to continue to serve as officers of the combined company following the completion of the merger, including the following positions: Chief Financial Officer, Vice President – General Counsel, and Vice President – Operational Excellence. Certain Ingersoll Rand executives shall also continue in various roles within the combined company following the completion of the merger, including lead executives for human resources and specific business units.

After considering all pertinent facts, reviewing the criteria outlined in ASC 805 and conducting the relevant analysis, Gardner Denver has concluded that it is the accounting acquirer in the Transactions. ASC 805 requires consideration of all pertinent facts and circumstances, listing several potential indicators, none of which is weighed more heavily than another. Gardner Denver’s conclusion is based primarily upon the following facts: (1) KKR Renaissance Aggregator will remain the largest individual Gardner Denver stockholder, owning more than 17.0% of the fully-diluted shares of Gardner Denver common stock at the completion of the Transactions and two of the ten board of director positions in the combined company will be held by directors designated by KKR Renaissance Aggregator, (2) seven of ten members of the board of directors after the Transactions, including Peter Stavros as chairman of the board, will be selected by existing Gardner Denver directors, and (3) the current Chief Executive Officer and other officers of existing Gardner Denver senior management as noted above will continue as members of senior management in the combined company after the Transactions and (4) Gardner Denver is issuing its equity interests as consideration for the Transactions. The above facts are deemed to outweigh the fact that the existing Ingersoll Rand shareholders that receive Gardner Denver common stock in the merger will in the aggregate own a majority of Gardner Denver common stock on a fully-diluted basis and associated voting rights after the Transactions. As a result of the identification of Gardner Denver as the acquirer, Gardner Denver will apply the acquisition method of accounting to the assets and liabilities of Ingersoll Rand Industrial upon completion of the Transactions.

No Dissenter’s Rights or Rights of Appraisal

Neither Ingersoll Rand’s shareholders nor Gardner Denver’s stockholders will be entitled to exercise appraisal or dissenter’s rights under Irish company law or the DGCL, in connection with the merger.

THE TRANSACTION AGREEMENTS

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The summary is qualified in its entirety by the Merger Agreement, dated as of April 30, 2019, which is incorporated by reference in this proxy statement/prospectus-information statement and attached as Annex A. Stockholders of Gardner Denver and shareholders of Ingersoll Rand are urged to read the Merger Agreement in its entirety. This summary of the Merger Agreement has been included to provide Gardner Denver stockholders and Ingersoll Rand shareholders with information regarding its terms. The rights and obligations of the parties are governed by the express terms of the Merger Agreement and not by this summary or any other information included in this proxy statement/prospectus-information statement. It is not intended to provide any other factual information about Gardner Denver, Merger Sub, Ingersoll Rand or Ingersoll Rand Industrial. Information about Gardner Denver, Merger Sub, Ingersoll Rand or Ingersoll Rand Industrial can be found elsewhere in this proxy statement/prospectus-information statement and in the documents incorporated by reference into this proxy statement/prospectus-information statement.

The Merger Agreement contains representations and warranties of Gardner Denver that are solely for the benefit of Ingersoll Rand and representations and warranties of Ingersoll Rand and Ingersoll Rand Industrial that are solely for the benefit of Gardner Denver. The representations and warranties in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement and were used for the purpose of allocating risk among the respective parties. The Merger Agreement is included with the registration statement of which this proxy statement/prospectus-information statement forms a part only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information with respect to Gardner Denver, Merger Sub, Ingersoll Rand, Ingersoll Rand Industrial or their respective subsidiaries or businesses. Investors should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of Gardner Denver, Merger Sub, Ingersoll Rand, Ingersoll Rand Industrial or their respective subsidiaries or businesses. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in information about Gardner Denver, Merger Sub, Ingersoll Rand, Ingersoll Rand Industrial or their respective subsidiaries or businesses made in public disclosures.

The Merger

Upon the terms and subject to the conditions of the Merger Agreement and in accordance with the DGCL, at the effective time of the merger, Merger Sub will merge with and into Ingersoll Rand Industrial. As a result of the merger, the separate corporate existence of Merger Sub will terminate and Ingersoll Rand Industrial will continue as the surviving corporation and a wholly-owned subsidiary of Gardner Denver. In accordance with the DGCL, Ingersoll Rand Industrial will succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub. The certificate of incorporation of Ingersoll Rand Industrial as in effect immediately prior to the merger will be amended and restated in its entirety to read as set forth in Exhibit B to the Merger Agreement and, as so amended and restated, will be the certificate of incorporation of Ingersoll Rand Industrial following completion of the merger.

Closing; Effective Time

Under the terms of the Merger Agreement, the closing of the merger will take place on the last business day of the month in which all conditions precedent to the merger (other than those, including the consummation of the Reorganization and the Distribution, that are to be satisfied at the closing) have been satisfied or, to the extent permitted under applicable law, waived, unless such conditions are satisfied less than three business days prior to the last business day of the month, in which case the closing will take place on the last business day of the following month or, in any case, on such other date and time as the parties may mutually agree. In the event that Ingersoll Rand obtains approval by its shareholders of a change in its corporate name, in no event shall the closing of the merger occur prior to 21 days following the date of the name change approval without Gardner Denver’s consent.

At or prior to the closing of the merger, Ingersoll Rand Industrial and Merger Sub will cause to be filed a certificate of merger with the Secretary of State of the State of Delaware to effect the merger. The merger will become effective at the time of filing of the certificate of merger or at such later time as Ingersoll Rand Industrial and Gardner Denver agree and specify in the certificate of merger.

Merger Consideration

The Merger Agreement provides that, at the effective time of the merger, each issued and outstanding share of Ingersoll Rand Industrial common stock (except for any such shares held as treasury stock or by Gardner Denver, which will be cancelled) will be automatically converted into the right to receive a number of shares of Gardner Denver common stock equal to the exchange ratio set forth in the Merger Agreement. The exchange ratio is defined as (i) the total shares of Gardner Denver common stock issued pursuant to the Share Issuance divided by (ii) the number of shares of Ingersoll Rand Industrial common stock issued and outstanding immediately prior to the effective time of the merger, subject to the adjustments set forth in the Merger Agreement. The total number of shares of Gardner Denver common stock issued pursuant to the Share Issuance equals the number of outstanding shares of Gardner Denver common stock on a fully-diluted, as-converted and as-exercised basis in accordance with the treasury stock method immediately prior to the effective time of the merger multiplied by the quotient of 50.1 divided by 49.9. The merger is expected to result in Ingersoll Rand Industrial stockholders owning an aggregate number of shares of Gardner Denver common stock equal to approximately 50.1% of the shares of Gardner Denver common stock outstanding on a fully-diluted basis immediately following the merger.

Pursuant to the exchange ratio true-up provision in the Merger Agreement, in the event that the percentage of outstanding shares of Gardner Denver common stock to be received by Ingersoll Rand Industrial stockholders entitled to shares of Gardner Denver common stock would be less than 50.1% of all outstanding common stock of Gardner Denver (determined before any adjustment pursuant to the true-up provision), then the aggregate number of shares of Gardner Denver common stock into which such shares of Ingersoll Rand Industrial common stock will automatically be converted in the merger will be increased such that the number of shares of Gardner Denver common stock to be received by Ingersoll Rand Industrial stockholders will equal 50.1% of the shares of Gardner Denver common stock. If such an increase is necessary, then the amount of the Ingersoll Rand Industrial Payment distributed pursuant to the Separation Agreement will be decreased unless certain circumstances described in the Merger Agreement exist.

No fractional shares of Gardner Denver common stock will be issued pursuant to the merger. See “The Transactions—Calculation of the Merger Consideration.”

The merger consideration and cash in lieu of fractional shares (if any) paid in connection with the merger will be reduced by any applicable tax withholding and any fees of the distribution agent attributable to the sale of the fractional shares.

Distribution of Per Share Merger Consideration

Prior to the effective time of the merger, Gardner Denver will deposit in a reserve account with a distribution agent appointed by Ingersoll Rand and reasonably acceptable to Gardner Denver book-entry authorizations representing shares of Gardner Denver common stock for the benefit of the Ingersoll Rand Industrial stockholders entitled to shares of Gardner Denver common stock in the merger and for distribution in the merger upon conversion of the Ingersoll Rand Industrial common stock. At the effective time of the merger, each issued and outstanding share of Ingersoll Rand Industrial common stock (except for such shares held as treasury stock or by Gardner Denver, which will be cancelled) will be automatically converted into the right to receive a number of shares of Gardner Denver common stock equal to the exchange ratio as described above under “The Transactions—Calculation of the Merger Consideration.”

Promptly after the effective time of the merger, the distribution agent will distribute to each Ingersoll Rand Industrial stockholder entitled to shares of Gardner Denver common stock in the merger book-entry authorizations representing the number of whole shares of Gardner Denver common stock that such holder has the right to receive pursuant to the Merger Agreement. The distribution agent will also distribute to each Ingersoll Rand Industrial stockholder entitled to shares of Gardner Denver common stock in the merger cash in lieu of fractional shares of Gardner Denver common stock as described above under “The Transactions—Calculation of the Merger Consideration.”

See “—Distributions With Respect to Shares of Gardner Denver Common Stock after the Effective Time” below for a discussion of other distributions with respect to shares of Gardner Denver common stock.

Treatment of Equity Awards

Each Ingersoll Rand equity award will be treated as set forth in the Employee Matters Agreement. The Employee Matters Agreement provides, in general, for the conversion of each outstanding Ingersoll Rand equity award (other than any unvested options held by Former Industrial Employees (as defined below) or any vested options) granted to Industrial Employees (as defined below) under the Ingersoll-Rand plc Incentive Stock Plan of 2018, the Ingersoll-Rand plc Incentive Stock Plan of 2013, and the Ingersoll-Rand plc Incentive Stock Plan of 2007 (as amended and restated in 2010) (collectively, the “IR Stock Plans”) into an adjusted award relating to shares of Gardner Denver common stock under the 2017 Equity Plan. Specifically:

•	Each Ingersoll Rand option that is unvested immediately prior to the time of the Distribution and is held by an Industrial Employee will be converted into a Gardner Denver option, with adjustments based on the Gardner Denver Ratio to the number of shares subject to the option and the exercise price of the option, subject to terms and conditions from and after the effective time of the merger that are substantially similar to the terms and conditions applicable to the corresponding unvested Ingersoll Rand option immediately prior to the time of the Distribution;
•	Each Ingersoll Rand restricted stock unit award held by an Industrial Employee immediately prior to the time of the Distribution will be replaced with a Gardner Denver restricted stock unit award that will cover a number of Gardner Denver restricted stock units adjusted based on the Gardner Denver Ratio, subject to substantially the same terms and conditions (including vesting terms) as in effect for the corresponding Ingersoll Rand restricted stock unit award immediately prior to the time of the Distribution; and
•	Each Industrial Employee who holds forfeited Ingersoll Rand performance stock units will be granted a replacement Gardner Denver restricted stock unit award that will cover a number of Gardner Denver restricted stock units adjusted based on the Gardner Denver Ratio, with the number of restricted stock units to be granted to be determined based on the average of the actual performance stock units by such Industrial Employee for each of the three years ending prior to the year in which the closing of the merger takes place (prorated based on the number of days remaining in the applicable performance period(s) for the forfeited performance units following the Distribution date), subject to substantially the same terms and conditions as in effect for the corresponding award of Ingersoll Rand performance stock units immediately prior to the time of the Distribution (except that each Gardner Denver restricted stock unit will time vest on the last day of the applicable performance period for the corresponding Ingersoll Rand performance stock unit, subject to the employee’s continued employment on such date).

The Employee Matters Agreement further provides, in general, that all Ingersoll Rand equity awards, other than as described above, will be retained by Ingersoll Rand. Specifically:

•	Each Ingersoll Rand option that is vested immediately prior to the time of the Distribution (regardless of who holds such vested option) and each Ingersoll Rand option that is unvested immediately prior to the time of the Distribution and is held by an IR Employee (as defined below), Former IR Employee (as defined below), Former Industrial Employee, or current or former member of Ingersoll Rand’s board of directors will remain an option to purchase Ingersoll Rand ordinary shares, with adjustments based on the Ingersoll Rand Ratio to the number of shares subject to the option and the exercise price of the option, subject to the same terms and conditions after the effective time as the terms and conditions applicable to the corresponding option immediately prior to the time of the Distribution;
•	Each award of Ingersoll Rand restricted stock units held by an IR Employee, Former IR Employee, or Former Industrial Employee immediately prior to the time of the Distribution will cover a number of Ingersoll Rand restricted stock units adjusted based on the Ingersoll Rand Ratio, subject to substantially the same terms and conditions before and after the effective time of the merger; and
•	Each award of Ingersoll Rand performance stock units held by an IR Employee, Former IR Employee, Industrial Employee, or Former Industrial Employee immediately prior to the time of the Distribution will cover a number of Ingersoll Rand performance stock units adjusted based on the Ingersoll Rand Ratio, with the number of adjusted performance stock units held by an Industrial Employee prorated based on the number of days elapsed during the applicable performance period through the date of the Distribution, subject to substantially the same terms and conditions before and after the time of the Distribution.

For more information on the Employee Matters Agreement, see “Additional Agreements Related to the Separation, the Distribution and the Merger—Employee Matters Agreement.”

Distributions With Respect to Shares of Gardner Denver Common Stock After the Effective Time

No dividend or other distributions declared or made with respect to Gardner Denver common stock with a record date after the effective time of the merger will be paid or otherwise delivered with respect to any shares of Gardner Denver common stock that are not able to be distributed promptly after the effective time of the merger, whether due to a legal impediment to such distribution or otherwise. Subject to the effect of applicable laws, following the distribution of any previously undistributed shares of Gardner Denver common stock, the following amounts will be paid to the record holder of such shares of Gardner Denver common stock, without interest:

•	at the time of the distribution of such previously undistributed shares, to the extent not previously paid, the amount of cash payable in lieu of fractional shares of Gardner Denver common stock to which such holder is entitled pursuant to the Merger Agreement and the amount of dividends or other distributions with a record date after the effective time of the merger theretofore paid with respect to such whole shares of Gardner Denver common stock; and
•	at the appropriate payment date, the amount of dividends or other distributions with a record date after the effective time of the merger but prior to the distribution of such whole shares of Gardner Denver common stock and a payment date subsequent to the distribution of such whole shares of Gardner Denver common stock.

Termination of Distribution Fund

Any portion of the amounts deposited with the distribution agent under the Merger Agreement that remains undistributed to the former Ingersoll Rand Industrial stockholders entitled to shares of Gardner Denver common stock in the merger on the one-year anniversary of the effective time of the merger will be delivered to Gardner Denver, and any former Ingersoll Rand Industrial stockholders entitled to shares of Gardner Denver common stock in the merger who have not received shares of Gardner Denver common stock as described above may thereafter look only to Gardner Denver for payment of their claim for Gardner Denver common stock and any dividends, distributions or cash in lieu of fractional shares with respect to Gardner Denver common stock (subject to any applicable abandoned property, escheat or similar law).

Post-Closing Gardner Denver Board of Directors and Executive Officers

The Merger Agreement provides that the Gardner Denver board of directors will take all actions necessary such that, effective as of the effective time of the merger, the number of directors comprising the Gardner Denver board of directors will be ten, including seven current Gardner Denver board members and three individuals designated by Ingersoll Rand. The Merger Agreement also provides that the Gardner Denver board of directors will take all actions necessary that, effective immediately after the effective time of the merger, Vicente Reynal will be the Chief Executive Officer and Peter Stavros will be the Chairman of Gardner Denver board of directors, unless either is no longer serving as, or is unwilling or unable to serve in such position, in which case Ingersoll Rand and Gardner Denver will in good faith agree upon a mutually acceptable replacement.

Gardner Denver and Ingersoll Rand have also agreed on certain other persons who will be members of management of Gardner Denver immediately following the closing of the merger.

Name Change

Subject to the Merger Agreement and approval by the shareholders of Ingersoll Rand prior to the effective time of the merger of a change in Ingersoll Rand’s corporate name, Gardner Denver will change its name to Ingersoll-Rand, Inc. and will take all action necessary such that at the effective time the trading symbol for Gardner Denver common stock will be “IR”. From and after the effective time of the merger, the name of legacy Ingersoll Rand will be determined by legacy Ingersoll Rand in its sole discretion; provided that such name shall not be the same or confusingly similar to (i) certain Ingersoll Rand trademarks, or (ii) trademarks owned by Gardner Denver or its subsidiaries (including Ingersoll Rand Industrial and its subsidiaries).

North American Headquarters

As of the closing of the merger, the combined company will have its North American headquarters at the present Ingersoll Rand campus in Davidson, North Carolina.

Stockholders Meeting

Under the terms of the Merger Agreement, Gardner Denver is required to establish a record date for and, as soon as practicable following the date on which the SEC has cleared the effectiveness of this proxy statement/prospectus-information statement, duly call a meeting of its stockholders for the purpose of voting upon the Share Issuance. This special meeting to vote on the Share Issuance is the meeting contemplated by the Merger Agreement. Unless the Gardner Denver board has effected a Change of Recommendation in accordance with the Merger Agreement, Gardner Denver is required to use its reasonable best efforts to solicit proxies from its stockholders in favor of the Share Issuance and to take all other action necessary or advisable to secure the approval of Gardner Denver’s stockholders of the Share Issuance.

Representations and Warranties

In the Merger Agreement, Gardner Denver has made representations and warranties to Ingersoll Rand relating to Gardner Denver and Merger Sub, and Ingersoll Rand has made representations and warranties to Gardner Denver and Merger Sub relating to Ingersoll Rand and Ingersoll Rand Industrial, in each case, as of the date of the Merger Agreement, which representations and warranties will also be made, subject to certain materiality, “material adverse effect,” knowledge and other qualifications, as of the date of the closing of the merger (except for certain representations and warranties that by their terms address matters only as of a specified date, which are made only as of such specified date), as described below. These representations and warranties relate to, among other things:

•	due organization, good standing and qualification;
•	authority to enter into the Merger Agreement (and other Transaction Documents);
•	absence of conflicts with or violations of governance documents, other obligations or laws;
•	board of directors and shareholder/stockholder approvals;
•	governmental approvals;
•	capital structure;
•	financial statements;
•	absence of investigations or litigation;
•	compliance with applicable laws;
•	material contracts;
•	employee benefit matters and labor matters;
•	tax matters;
•	payment of fees to brokers or finders in connection with the Transactions;
•	insurance;
•	licenses;
•	interests in real property;
•	intellectual property matters;
•	environmental matters;
•	absence of certain changes or events;
•	absence of anti-takeover plan;
•	accuracy of information supplied for use in this proxy statement/prospectus-information statement and the registration statement to be filed by Ingersoll Rand with respect to the Reorganization and the Distribution; and
•	financing.

Gardner Denver has also made representations and warranties to Ingersoll Rand relating to the receipt by the Gardner Denver board of directors of an opinion of Gardner Denver’s financial advisor and the required vote of the Gardner Denver stockholders on the transactions contemplated by the Merger Agreement, including the Share Issuance. Ingersoll Rand has also made representations and warranties to Gardner Denver and Merger Sub relating to the sufficiency of assets held by the Ingersoll Rand Industrial Group and the absence of certain affiliate agreements between the Ingersoll Rand Industrial Group and Ingersoll Rand and its subsidiaries, in each case, after giving effect to the Reorganization.

Many of the representations and warranties contained in the Merger Agreement are subject to a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, may, as the case may be, have a material adverse effect on Ingersoll Rand, Ingersoll Rand Industrial or Gardner Denver, as applicable), knowledge qualifications, or both, and none of the representations and warranties will survive the effective time of the merger. The Merger Agreement does not contain any post-closing indemnification obligations with respect to these matters.

Under the Merger Agreement, a material adverse effect means any change, event, occurrence, state of facts, condition, circumstance, development or effect that, individually or in the aggregate with such other changes events, occurrences, statements of facts, conditions, circumstances, developments or effects with respect to Gardner Denver or Ingersoll Rand Industrial, as applicable, has or would reasonably be expected to have a material adverse effect on the properties, assets, liabilities, business, operations, results of operations or financial condition of Gardner Denver and its subsidiaries, taken as a whole, or Ingersoll Rand Industrial and its subsidiaries, taken as a whole, as the case may be. However, none of the following, either in and of itself or themselves shall be deemed to constitute or be taken into account in determining whether there has occurred or would reasonably be expected to occur a material adverse effect (other than in respect of bullet points 1, 2, 3 or 5 below, to the extent such change materially and disproportionately affects Gardner Denver and its subsidiaries or Ingersoll Rand Industrial and its subsidiaries, as applicable, compared to other companies of a similar size operating in the industries in which Gardner Denver and its subsidiaries or Ingersoll Rand Industrial and its subsidiaries, as applicable, conduct their business):

•	changes in the economy, commodity, credit or financial markets or political, regulatory or business conditions in the United States or any other countries Gardner Denver and its subsidiaries or Ingersoll Rand Industrial and its subsidiaries, as applicable, have material operations;
•	changes that are the result of factors generally affecting the industries in which Gardner Denver and the its subsidiaries or Ingersoll Rand Industrial and its subsidiaries, as applicable, operate;
•	any changes in law or U.S. GAAP (or, in each case, interpretation or enforcement thereof, after the date of the Merger Agreement);
•	the failure to meet internal or public projections or forecasts or estimates of revenues or earnings for any period ending on or after the date of the Merger Agreement and prior to the closing of the merger (but not, in each case, the underlying cause of, or factors contributing to, any such changes);
•	any change, event, occurrence, state of facts, condition, circumstance, development or effect resulting from acts of war, whether or not declared, civil disobedience, hostilities, sabotage (other than cyberattacks), terrorism, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other catastrophic weather or natural disaster, or any outbreak of illness or other public health event or any other force majeure event or any national or international calamity or crisis;
•	any actions taken or omitted to be taken, by Gardner Denver or any of its subsidiaries or Ingersoll Rand, Ingersoll Rand Industrial or any of their subsidiaries, as applicable that are expressly required to be taken by the Merger Agreement or any actions taken or omitted to be taken with Ingersoll Rand’s or Gardner Denver’s, as applicable, prior written consent or at Ingersoll Rand’s or Gardner Denver’s, as applicable, written request (except for any obligation to operate in the ordinary course or similar obligation) after disclosure to Gardner Denver or Ingersoll Rand, as applicable, of all material and relevant facts and information;
•	the public announcement or pendency or consummation of the transactions contemplated by the Merger Agreement, including the impact thereof on the relationship of Gardner Denver or any of its subsidiaries or Ingersoll Rand Industrial and any of its subsidiaries, as applicable, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, partners or similar relationship (other than in the context of the representations and warranties made as to the absence of conflicts with or violations of governance documents, other obligations or laws, governmental approvals and certain contracts); and

•	decline in the stock price or change in the trading volume of Ingersoll Rand or Gardner Denver stock, as applicable (but not, in each case, the underlying cause of, or factors contributing to, any such decline or changes).

Conduct of Business Pending the Merger

Each of the parties to the Merger Agreement has undertaken to perform customary covenants in the Merger Agreement that place restrictions on it and its subsidiaries until the effective time of the merger. In general, each of Gardner Denver and Ingersoll Rand (with respect to Ingersoll Rand Industrial and its subsidiaries and the Ingersoll Rand Industrial Business has agreed that prior to the effective time of the merger, except as contemplated by the Merger Agreement or the other Transaction Documents, required by applicable law or consented to by the other party thereto (which consent may not be unreasonably withheld, conditioned or delayed), subject to certain agreed exceptions, it will conduct its business in the ordinary course consistent with past practice and, to the extent consistent therewith, it will use its reasonable best efforts to preserve its business organizations intact and maintain existing relations and goodwill with governmental authorities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of its business’ and its subsidiaries’ present employees and agents.

In addition, Gardner Denver has agreed that, prior to the effective time of the merger, except as required or expressly contemplated by the Merger Agreement or the other Transaction Documents, required by applicable law, or consented to by Ingersoll Rand (which consent may not be unreasonably withheld, conditioned or delayed), subject to certain agreed exceptions, Gardner Denver will not, and will cause its subsidiaries not to, take any of the following actions:

•	adopt, make or propose any change in the certificate of incorporation or bylaws (or similar organizational documents) of Gardner Denver;
•	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, securities, properties, interests or businesses, other than acquisitions of goods or services in the ordinary course of business consistent with past practice or any acquisitions with a value not exceeding of $50,000,000 in the aggregate (in each case, subject to the obligation not to enter into any transaction or agreement which would materially delay or materially adversely affect Gardner Denver’s ability to obtain certain necessary antitrust, competition and other approvals necessary for the consummation of the transactions contemplated by the Merger Agreement);
•	issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of Gardner Denver or any of its subsidiaries (other than the issuance of shares (A) by a wholly-owned subsidiary of Gardner Denver to Gardner Denver or another wholly-owned subsidiary or (B) in respect of the settlement of Gardner Denver equity awards (“Equity Awards”) granted pursuant to the Equity Plans in accordance with their terms and, as applicable, the terms of the Equity Plans as in effect on the date of the Merger Agreement), securities convertible into or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities (other than the issuance of annual Equity Awards and issuance of Equity Awards in connection with new hires or promotions, in each case, in the ordinary course of business consistent with past practice);
•	make any material loans, advances, guarantees or capital contributions to or investments in any person or entity (other than to Gardner Denver or a wholly-owned subsidiary of Gardner Denver) other than (x) in the ordinary course of business consistent with past practice or (y) in an amount not to exceed $10,000,000 in the aggregate (in each case, subject to the obligation not to enter into any transaction or agreement which would materially delay or materially adversely affect Gardner Denver’s ability to obtain certain necessary antitrust, competition and other approvals necessary for the consummation of the transactions contemplated by the Merger Agreement);

•	(A) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock except for dividends paid by any direct or indirect wholly-owned subsidiary of Gardner Denver to Gardner Denver or to any other direct or indirect wholly-owned subsidiary of Gardner Denver or (B) enter into any agreement with respect to the voting of its capital stock;
•	reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock (other than (i) the withholding of shares to satisfy withholding tax obligations upon the exercise, vesting or settlement of Equity Awards in accordance with their terms and, as applicable, the Equity Plans as in effect on the date of the Merger Agreement and (ii) repurchases of shares of Gardner Denver common stock pursuant to Gardner Denver’s announced stock repurchase program);
•	incur any indebtedness for borrowed money or guarantee such indebtedness of another person or entity, or issue or sell any debt securities or warrants or other rights to acquire any debt security of Gardner Denver or any of its subsidiaries, except for (A) indebtedness for borrowed money incurred in the ordinary course of business, (B) indebtedness for borrowed money under Gardner Denver’s existing revolving credit facility incurred in the ordinary course of business, (C) indebtedness for borrowed money under letters of credit, bonds, sureties or similar credit support or assurances in the ordinary course of business or (D) guarantees of indebtedness of wholly-owned subsidiaries of Gardner Denver;
•	make any material changes with respect to accounting policies or procedures, except as required by U.S. GAAP;
•	compromise, settle or agree to settle any actions or investigation (including any action or investigation relating to the Merger Agreement or the transactions contemplated thereby) other than compromises, settlements or agreements in the ordinary course of business that (i) other than pursuant to clause (ii) directly below, involve only the payment of monetary damages not in excess of $5,000,000 individually or $25,000,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, Gardner Denver or its subsidiaries or (ii) involve the payment of an amount not in excess of $20,000,000 in the aggregate for actions relating to, or arising from, alleged exposure to asbestos;
•	transfer, sell, lease, license, mortgage, pledge, surrender, encumber (other than certain permitted liens), divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, rights, properties or businesses, in whole or in part, except for (A) non-exclusive licenses, (B) sales or other dispositions of obsolete assets or sales of inventory, (C) cancellations, abandonments, lapses or expirations of non-material registrations or applications of intellectual property rights, in each case of (A), (B) and (C), in the ordinary course of business, or (D) other dispositions of assets in an amount not to exceed $50,000,000 in the aggregate;
•	except as otherwise required by benefit plans, policies or certain contracts as of the date of the Merger Agreement, (A) adopt, enter into, amend or increase the benefits under any benefit plan if such action would increase the benefits provided to any employee of Gardner Denver or any of its subsidiaries or the cost for providing such benefits (except to the extent permitted by the following clause (B)) or (B) grant any increase in compensation or severance pay to any employee of Gardner Denver or any of its subsidiaries other than (x) increases in base salary or wages for employees whose base compensation is less than $225,000 in the ordinary course of business consistent with past practice, (y) annual merit-based increases to employee salaries and base wage rates in the ordinary course of business or (z) in connection with a promotion or job reassignment in the ordinary course of business;
•	materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Employee Retirement Income Security Act of 1974 (“ERISA”) plan in which employees of Gardner Denver or any of its subsidiaries participate that is required by law to be funded or materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by U.S. GAAP or the IRS;
•	become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a trade union, labor union, works council or similar organization;

•	adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other material reorganization;
•	(i) except in the ordinary course of business or as required by law, terminate or fail to use commercially reasonable efforts to renew certain material contracts to which Gardner Denver or a Gardner Denver subsidiary is a party or modify, amend, waive, release or assign any material rights or claims thereunder or (ii) except in the ordinary course of business, enter into any contract that would have been a Gardner Denver material contract under the Merger Agreement were it in effect as of the date of the Merger Agreement;
•	engage in any activity that would constitute a breach of the employee non-solicitation provision applicable to Gardner Denver in the Employee Matters Agreement if the Employee Matters Agreement were fully executed and effective as of the date of the Merger Agreement;
•	make, change or revoke any material tax election or settle, compromise or abandon any material tax liability, in each case (i) other than in the ordinary course of business or (ii) as would not be likely to have a material and adverse impact on Gardner Denver and the Gardner Denver subsidiaries taken as a whole; or
•	agree, commit, arrange, authorize, resolve or enter into any understanding to do any of the foregoing.

In addition, Gardner Denver has agreed that, prior to the effective time of the merger, it will and will cause each of its subsidiaries to (i) prepare and timely file all tax returns that it is required to file; (ii) timely pay all taxes shown to be due and payable on such tax returns; and (iii) promptly notify Ingersoll Rand of any notice of any action or audit in respect of any tax matters (or any significant developments with respect to ongoing actions or audits in respect of such tax matters).

Ingersoll Rand has agreed that, prior to the effective time of the merger, except as required or expressly contemplated by the Merger Agreement, the Reorganization or the other Transaction Documents, required by applicable law or consented to by Gardner Denver (which consent may not be unreasonably withheld, conditioned or delayed), subject to certain agreed exceptions, Ingersoll Rand will not, and will cause Ingersoll Rand and its subsidiaries not to, take any of the following actions with respect to Ingersoll Rand Industrial and its subsidiaries or the Ingersoll Rand Industrial Business:

•	adopt, make or propose any change in the certificate of incorporation or bylaws (or similar organizational documents) of Ingersoll Rand Industrial or any of its subsidiaries;
•	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, securities, properties, interests or businesses, other than acquisitions of goods or services in the ordinary course of business consistent with past practice or any acquisitions with a value not exceeding of $50,000,000 in the aggregate (in each case, subject to the obligation not to enter into any transaction or agreement which would materially delay or materially adversely affect Gardner Denver’s ability to obtain certain necessary antitrust, competition and other approvals necessary for the consummation of the transactions contemplated by the Merger Agreement), subject to certain exceptions relating to properties subject to hazardous materials or located in certain countries;
•	issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of Ingersoll Rand Industrial or any of its subsidiaries, securities convertible into or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities (other than the issuances to Ingersoll Rand Industrial subsidiaries arising from the Distribution);
•	make any material loans, advances, guarantees or capital contributions to or investments in any person or entity, other than to Ingersoll Rand Industrial or a wholly-owned subsidiary of Ingersoll Rand Industrial;
•	(A) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any capital stock of Ingersoll Rand Industrial or any of its subsidiaries except for dividends paid by any direct or indirect wholly-owned subsidiary of Ingersoll Rand

Industrial to Ingersoll Rand Industrial or to any other direct or indirect wholly-owned subsidiary of Ingersoll Rand Industrial or (B) enter into any agreement with respect to the voting of the capital stock of Ingersoll Rand Industrial or any of its subsidiaries;

•	reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock of Ingersoll Rand Industrial or any of its subsidiaries (other than the withholding of shares to satisfy withholding tax obligations upon the exercise, vesting or settlement of Ingersoll Rand’s equity awards in accordance with their terms and, as applicable, Ingersoll Rand’s stock plans as in effect on the date of the Merger Agreement);
•	incur any indebtedness for borrowed money or guarantee such indebtedness of another person or entity, or issue or sell any debt securities or warrants or other rights to acquire any debt security of Ingersoll Rand Industrial or any of its subsidiaries, except for (A) indebtedness for borrowed money incurred in the ordinary course of business consistent with past practice not to exceed $50,000,000 in the aggregate, (B) indebtedness for borrowed money under letters of credit, bonds, sureties or similar credit support or assurances in the ordinary course of business, (C) any debt incurred by the Ingersoll Rand Industrial Group to finance the Ingersoll Rand Industrial Payment or (D) guarantees of indebtedness of wholly-owned subsidiaries of Ingersoll Rand Industrial;
•	make any material changes with respect to accounting policies or procedures of Ingersoll Rand Industrial, its subsidiaries or its business, except as required by U.S. GAAP;
•	compromise, settle or agree to settle any actions or investigation (including any action or investigation relating to the Merger Agreement or the transactions contemplated hereby) that would be assets or liabilities of Ingersoll Rand Industrial (as allocated pursuant to the Separation Agreement) at the effective time of the merger, other than compromises, settlements or agreements in the ordinary course of business that (i) other than pursuant to clause (ii) directly below, involve only the payment of monetary damages not in excess of $5,000,000 individually or $25,000,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, Ingersoll Rand Industrial or its subsidiaries or (ii) involve the payment of an amount not in excess of $2,000,000 in the aggregate for actions relating to, or arising from, alleged exposure to asbestos;
•	transfer, sell, lease, license, mortgage, pledge, surrender, encumber (other than certain permitted liens), divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, rights, properties or businesses, in whole or in part, except for (A) non-exclusive licenses, (B) sales or other dispositions of obsolete assets or sales of inventory, (C) cancellations, abandonments, lapses or expirations of non-material registrations or applications of intellectual property rights, in each case of (A), (B) and (C), in the ordinary course of business, or (D) other dispositions of assets in an amount not to exceed $10,000,000 in the aggregate;
•	except as otherwise required by benefit plans, law, policies or certain contracts as of the date of the Merger Agreement or where the cost would be entirely borne by Ingersoll Rand, (A) adopt, enter into, amend or increase the benefits under any benefit plan if such action would increase the benefits provided to any Industrial Employee or the cost for providing such benefits (except to the extent permitted by the following clause (B)) or (B) grant any increase in compensation or severance pay to any Industrial Employee other than (x) increases in base salary or wages for employees whose base compensation is less than $225,000 in the ordinary course of business consistent with past practice, (y) annual merit-based increases to employee salaries and base wage rates in the ordinary course of business or (z) in connection with a promotion or job reassignment in the ordinary course of business;
•	materially change any actuarial or other assumptions used to calculate funding obligations with respect to any ERISA plan in which Industrial Employees participate that is required by law to be funded or materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by U.S. GAAP or the IRS;
•	with respect to the business of Ingersoll Rand Industrial, (A) hire any new employee (other than to replace a terminated employee or, solely where such employee would be a Group 1 Employee (generally defined in the Employee Matters Agreement as each employee of Ingersoll Rand or any of its subsidiaries whose employment was dedicated exclusively to the Ingersoll Rand Industrial Business and who was employed by Ingersoll Rand Industrial), Group 2 Employee (generally defined in the Employee Matters Agreement as each employee of Ingersoll Rand or any of its subsidiaries whose employment was dedicated exclusively to the Ingersoll Rand Industrial Business but who was not employed by Ingersoll Rand Industrial) or Group 3 Employee (generally defined in the Employee Matters Agreement as each employee of Ingersoll Rand or any of its subsidiaries, other than a Group 1 Employee or Group 2 Employee, who provided 50% of his or her services to the Ingersoll Rand Industrial Business) upon hiring, to fill open job positions in the ordinary course of business) or assign any existing Ingersoll Rand employee to the business of Ingersoll Rand Industrial such that such individual becomes an Industrial Employee, or (B) transfer the employment or reallocate the duties or responsibilities of any Industrial Employee employed as of the date of the Merger Agreement, such that such person would not be an Industrial Employee at the closing of the merger;

•	become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a trade union, labor union, works council or similar organization;
•	issue to Industrial Employees any additional equity awards under the IR Stock Plans that would be subject to the Employee Matters Agreement, or modify or waive the terms of any outstanding Ingersoll Rand equity awards or any IR Stock Plan as applied to any outstanding equity awards, in each case, that are subject to the Employee Matters Agreement;
•	engage in any activity that would constitute a breach of the employee non-solicitation provision applicable to Ingersoll Rand in the Employee Matters Agreement if the Employee Matters Agreement were fully executed and effective as of the date of the Merger Agreement;
•	(i) except in the ordinary course of business or as required by law, terminate or fail to use commercially reasonable efforts to renew certain material contracts which Ingersoll Rand Industrial or any of its subsidiaries is a party or modify, amend, waive, release or assign any material rights or claims thereunder or (ii) except in the ordinary course of business, enter into any contract that would have been an Ingersoll Rand Industrial material contract under the Merger Agreement were it in effect as of the date of the Merger Agreement;
•	except in the ordinary course of business, enter into or amend any agreement or arrangement that will be a contract allocated to Ingersoll Rand Industrial under the Separation Agreement as of the closing of the merger with any affiliate of Ingersoll Rand or any of its subsidiaries (other than Ingersoll Rand Industrial or any of its subsidiaries);
•	amend or modify the acquisition agreement (other than immaterial amendments or modifications) or amend or modify in any material respect any ancillary agreement in respect of the acquisition of Precision Flow Systems (the “Pending Acquisition” and such agreements, the “Pending Acquisition Agreements”), waive, release or assign any rights, obligations or conditions under any Pending Acquisition Agreements in a manner materially adverse to Ingersoll Rand Industrial, grant any material affirmative consent under any Pending Acquisition Agreement or fail to use commercially reasonable efforts to complete such Pending Acquisition on the terms and conditions set forth in the Pending Acquisition Agreement;
•	fail to make a certain amount of capital expenditures for the Ingersoll Rand Industrial Business, excluding variations below such amount not exceeding 5%, in the aggregate;
•	adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other material reorganization;
•	make, change or revoke any material tax election in respect of the Ingersoll Rand Industrial Business that would bind Ingersoll Rand Industrial or any of its subsidiaries for periods following the effective time of the merger or settle, compromise or abandon any material tax liability of which Ingersoll Rand Industrial or any of its subsidiaries would be responsible under the Tax Matters Agreement, in each case other than (i) in the ordinary course of business or (ii) as would not be likely to have a material and adverse impact on Ingersoll Rand Industrial and its subsidiaries taken as a whole;

•	take or refrain from taking any action in respect of working capital of the Ingersoll Rand Industrial Business that is outside of the ordinary course of business consistent with past practices, including (w) delaying the payment of accounts payable of, or other amounts owed to any person or entity by, the Ingersoll Rand Industrial Business, (x) accelerating the receipt of accounts receivable of, or other amounts owed by any person or entity to, the Ingersoll Rand Industrial Business, (y) deferring the purchase of inventory pursuant to orders received or anticipated, or (z) amending or waiving any credit or collection policy of the Ingersoll Rand Industrial Business, in each case of clauses (w), (x), (y) and (z) other than in the ordinary course of business consistent with past practice; or
•	agree, commit, arrange, authorize, resolve or enter into any understanding to do any of the foregoing.

In addition, Ingersoll Rand has agreed that, prior to the effective time of the merger, it will cause Ingersoll Rand Industrial and each of its subsidiaries to (i) prepare and timely file all tax returns that it is required to file; (ii) timely pay all taxes shown to be due and payable on such tax returns; and (iii) promptly notify Gardner Denver of any notice of any action or audit in respect of any tax matters (or any significant developments with respect to ongoing actions or audits in respect of such tax matters).

Tax Matters

The Merger Agreement contains certain additional covenants relating to the preservation of the tax-free status of: (1) the transfer of assets and liabilities to Ingersoll Rand Industrial pursuant to the Reorganization and the Distribution and (2) the merger. Additional representations, warranties and covenants relating to the tax-free status of the Reorganization, Distribution and certain related transactions are contained in the Tax Matters Agreement. Ingersoll Rand and Gardner Denver agree to use their reasonable best efforts to (1) cause the Distribution, together with certain related transactions, to qualify as a “reorganization” within the meaning of Section 368(a), 361 and 355 of the Code and (2) cause the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Indemnification for taxes generally is governed by the terms, provisions and procedures described in the Tax Matters Agreement. See “Additional Agreements Related to the Reorganization, the Distribution and the Merger—Tax Matters Agreement.”

SEC Filings

Gardner Denver, Ingersoll Rand and Ingersoll Rand Industrial have agreed to jointly prepare this proxy statement/prospectus-information statement, the registration statement with respect to the issuance of shares of Gardner Denver common stock in the merger and the registration statement for the distribution of Ingersoll Rand Industrial common stock in the Distribution, and to use reasonable best efforts to have each registration statement declared effective by the SEC as promptly as practicable after being filed.

Gardner Denver is required under the terms of the Merger Agreement to mail this proxy statement/prospectus-information statement to its stockholders as promptly as practicable after the SEC declares this proxy statement/prospectus-information statement effective. Ingersoll Rand is similarly required under the terms of the Merger Agreement to mail the registration statement and documents relating to the Distribution to its stockholders as promptly as practicable after the registration statement has become effective.

Regulatory Matters

The Merger Agreement provides that each party to the Merger Agreement will use its reasonable best efforts to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all reasonable things necessary, proper or advisable under any applicable laws to consummate and make effective the merger and the other transactions contemplated by the Merger Agreement as soon as practicable after the date thereof, including preparing and filing all forms, registrations, petitions, notices, and filings required to be made to consummate the merger and the other transactions contemplated by the Merger Agreement, satisfying the conditions to consummating the Merger and the other transactions contemplated by the Merger Agreement and taking all reasonable actions to avoid or eliminate each and every impediment to the closing of the merger.

Each party to the Merger Agreement has also agreed to make its respective filings under the HSR Act within 20 business days of the execution of the Merger Agreement and, as promptly as practicable and advisable, to make any other required filings under any competition laws with respect to the transactions contemplated by the Merger Agreement and to supply the appropriate governmental authorities any additional information or documentary material that may be requested pursuant to the HSR Act and such other laws as promptly as practicable.

In addition, each of the parties has agreed to take, or cause to be taken, any and all steps and to make any and all undertakings necessary to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation law that may be asserted by any governmental authority with respect to the merger so as to enable the closing of the merger to occur as soon as reasonably possible, including proposing, negotiating, committing to, and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, licensing or disposition of such assets or businesses of Ingersoll Rand Industrial (or Ingersoll Rand Industrial’s subsidiaries) or Gardner Denver (or Gardner Denver’s subsidiaries), as applicable, or otherwise taking or committing to take actions that limit Ingersoll Rand Industrial’s or its subsidiaries’ or Gardner Denver’s or Gardner Denver’s subsidiaries’, as applicable, freedom of action with respect to, or their ability to retain, any of the businesses, product lines or assets of Ingersoll Rand Industrial (or Ingersoll Rand Industrial’s subsidiaries) or Gardner Denver (or Gardner Denver’s subsidiaries), in each case, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing the closing of the merger (provided that the effectiveness of any such sale, divestiture, license or disposition or action or commitment must be conditioned upon closing of the merger and Ingersoll Rand will not take or agree to any of the foregoing actions without the prior written consent of Gardner Denver). However, the parties to the Merger Agreement will not have to take any such action that require sales, divestitures, dispositions, licenses or other remedial action in respect of any assets or businesses of Gardner Denver (or the Gardner Denver subsidiaries) or Ingersoll Rand Industrial (or the Ingersoll Rand Industrial subsidiaries) (1) that, in the aggregate in the United States account for more than $200 million of revenue generated during the 12-month period ended December 31, 2019 or (2) that, in the aggregate in all jurisdictions including outside of the United States, account for more than $400 million of revenue generated during the 12-month period ended December 31, 2019.

No Solicitation

The Merger Agreement contains provisions restricting Gardner Denver’s ability to seek an alternative transaction. Under these provisions, Gardner Denver agrees that it will not, and will cause its subsidiaries and representatives not to, directly or indirectly:

•	solicit or initiate or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to a Competing Proposal (as defined below);
•	engage in, continue or otherwise participate in any discussions or negotiations regarding, or that could reasonably be expected to lead to, a Competing Proposal, or provide any information or data to any person or entity in connection with the foregoing, in each case, except to notify such person or entity of the existence of the non-solicitation provisions of the Merger Agreement;
•	otherwise knowingly facilitate any effort or attempt to make a Competing Proposal; or
•	resolve or agree to do any of the foregoing.

The Merger Agreement provides that the term “Competing Proposal” means any proposal or offer from a third party relating to:

•	a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving Gardner Denver resulting in, or any proposal or offer which if consummated would result in, any person, entity or group (as defined in or under Section 13 of the Exchange Act) becoming the beneficial owner, directly or indirectly, in one or a series of related transactions, of 20% or more of the total voting power of Gardner Denver common stock, or 20% or more of the total assets taken as a whole; or
•	any acquisition by any person, entity or group (as defined in or under Section 13 of the Exchange Act) other than Gardner Denver or any of its subsidiaries, Ingersoll Rand, Ingersoll Rand Industrial or any affiliate thereof resulting in, or any proposal or offer which if consummated would result in any person, entity or group (as defined in or under Section 13 of the Exchange Act) becoming the beneficial owner, directly or indirectly, in one or a series of related transactions, of 20% or more of the total voting power of Gardner Denver common stock, or 20% or more of the total assets taken as a whole.

Gardner Denver has agreed to cease and cause to be terminated any existing activities, solicitations, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any Competing Proposal (other than with Ingersoll Rand and its affiliates and their representatives).

Under the Merger Agreement, Gardner Denver must promptly (and, in any event, within 24 hours) notify Ingersoll Rand if any inquiries, proposals or offers with respect to a Competing Proposal are received by, any information in connection therewith is requested from, or any such discussions or negotiations related thereto are sought to be initiated or continued with, Gardner Denver or any of its representatives indicating, in connection with such notice, the name of such person or entity making the Competing Proposal and providing copies of any written requests, proposals or offers, including proposed agreements, the material terms and conditions of any proposals or offers and thereafter agrees to keep Ingersoll Rand reasonably informed on a reasonably current basis of the status and material terms of any such inquiries, proposals or offers (including any material amendments thereto).

Notwithstanding the covenants described in the foregoing paragraphs in this section, prior to the receipt of the approval of Gardner Denver stockholders of the Share Issuance, Gardner Denver is permitted to provide information to, and engage or otherwise participate in discussions and negotiations with, a person or entity who has made an unsolicited, written, bona fide Competing Proposal that did not result from a breach of the foregoing non-solicitation provisions by Gardner Denver if, prior to providing such information and engaging or otherwise participating in such discussions and negotiations (1) the Gardner Denver board of directors has determined, in good faith that after consultation with its outside legal counsel that failure to take such action would be inconsistent with the directors’ duties under applicable law and (2) the Gardner Denver board of directors has determined in good faith and after consultation with its outside legal counsel and financial advisor that such Competing Proposal either constitutes a Superior Proposal (as defined below) or could reasonably be expected to lead to a Superior Proposal.

The Merger Agreement provides that the term “Superior Proposal” means an unsolicited bona fide written Competing Proposal (except the references to 20% in the definition thereof being replaced by 50%) made by a third party which did not result from a breach of the non-solicitation provisions of the Merger Agreement and which, in the good faith judgment of the Gardner Denver board of directors after consultation with its outside financial and legal advisors, taking into account the various legal, financial and regulatory aspects of such Competing Proposal, (A) if accepted, is reasonably likely to be consummated in accordance with its terms and conditions and (B) if consummated, would result in a transaction that is more favorable to Gardner Denver’s stockholders, from a financial point of view, than the merger and the other transactions contemplated by the Merger Agreement, and after taking into account all adjustments or modifications to the terms and conditions thereof irrevocably agreed to in writing by Ingersoll Rand pursuant to the notification provisions of the Merger Agreement described below in response to such Superior Proposal.

Board Recommendation

Gardner Denver has agreed in the Merger Agreement that the Gardner Denver board of directors will not (each action constituting a “Change of Recommendation”):

•	withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Ingersoll Rand, the recommendation of the Gardner Denver board of directors that Gardner Denver stockholders approve the Share Issuance;
•	authorize, approve, recommend or otherwise declare advisable, or publicly propose to authorize, approve, recommend or otherwise declare advisable, any Competing Proposal;
•	fail to include the recommendation of the Gardner Denver board of directors that Gardner Denver stockholders approve the Share Issuance in this proxy statement/prospectus-information statement; or
•	fail to recommend against a tender offer or exchange offer for Gardner Denver common stock within 10 business days after the commencement of such offer.

Notwithstanding the foregoing, the Gardner Denver board of directors may, prior to but not after the time stockholder approval of the Share Issuance is obtained, make a Change of Recommendation, if a material event, fact, development or occurrence has occurred with respect to Gardner Denver and its subsidiaries or the business of Gardner Denver and its subsidiaries, in each case taken as a whole, that is neither known, nor reasonably foreseeable by the Gardner Denver board of directors as of or prior to the date of the Merger Agreement or, if known and reasonably foreseeable by the Gardner Denver board of directors as of the date of the Merger Agreement, the material consequences of which were neither known nor reasonably foreseeable by the Gardner Denver board of directors as of the date of the Merger Agreement (“Intervening Event”) and after consulting with its outside legal counsel, that failure to take such action would be inconsistent with such directors’ fiduciary duties under applicable law. However, any event, fact, development or occurrence that involves or relates to a Competing Proposal or a Superior Proposal will not be deemed to constitute an Intervening Event. The Gardner Denver board of directors may also, at any time prior to but not after the time stockholder approval to the Share Issuance is obtained, make a Change of Recommendation or authorize Gardner Denver to terminate the Merger Agreement to enter into a definitive written agreement with respect to a Superior Proposal if Gardner Denver has received a Competing Proposal that the Gardner Denver board of directors has determined in good faith, after consulting with its financial advisor and outside legal counsel, constitutes a Superior Proposal and, after consulting with its outside legal counsel, that failure to take such action would be inconsistent with such directors’ fiduciary duties under applicable law.

Gardner Denver may not take the action described above, unless prior to taking such action:

•	it has notified Ingersoll Rand in writing of its intention to take such action at least five business days prior to taking such action and the basis thereof, including in the case of a Superior Proposal, the terms and conditions of such Superior Proposal, and in the case of an Intervening Event, a description of such Intervening Event;
•	Gardner Denver must have negotiated in good faith with Ingersoll Rand during the notice period to enable Ingersoll Rand to propose changes to the terms of the Merger Agreement intended to cause the Superior Proposal to no longer constitute a Superior Proposal or such Intervening Event not to be material;
•	the Gardner Denver board of directors concludes in good faith, after consultation with Gardner Denver’s outside legal counsel and taking into account any amendments or revisions to the Merger Agreement agreed to by Ingersoll Rand in writing prior to the end of the notice period, that the failure to make a Change of Recommendation continues to be inconsistent with the Gardner Denver board of directors’ fiduciary duties to Gardner Denver stockholders under applicable law; and
•	any material amendment or other material revisions to the terms of a Competing Proposal will be deemed to be a new Competing Proposal, including for purposes of the notice period, and any material change in the event, occurrence or facts constituting an Intervening Event shall require Gardner Denver to provide a new written notice to Ingersoll Rand of the terms of such amended Superior Proposal or details of such Intervening Event, as applicable, giving Ingersoll Rand two business days for each subsequent amendment or event, as applicable, to make an offer to revise the terms of the Merger Agreement.

The Merger Agreement provides that Gardner Denver is not prohibited from making disclosures to its stockholders of any Competing Proposal under Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of the Exchange Act. However, Gardner Denver is required to reaffirm in any such disclosure the Gardner Denver board of directors’ recommendation in favor of the Share Issuance.

Financing

In connection with entering into the Merger Agreement, Gardner Denver and Ingersoll Rand Industrial entered into a commitment letter dated as of April 30, 2019 (as amended and restated on May 31, 2019, the “Ingersoll Rand Industrial Commitment Letter”) with certain financial institutions (the “Ingersoll Rand Industrial Commitment Parties”). Pursuant to the Ingersoll Rand Industrial Commitment Letter among other things, the Ingersoll Rand Industrial Commitment Parties committed to provide Ingersoll Rand Industrial or another member of the Ingersoll Rand Industrial Group with a $1.9 billion senior secured first lien term loan facility (the “Ingersoll Rand Industrial Term Loan Facility”) subject to the terms and conditions of the Ingersoll Rand Industrial Commitment Letter. See “Debt Financing.”

The Merger Agreement provides that Gardner Denver will use reasonable best efforts to take all actions necessary, proper or advisable to consummate the debt financing contemplated by the Ingersoll Rand Industrial Commitment Letter as promptly as practicable after the date of the Merger Agreement on the terms and conditions of the Ingersoll Rand Industrial Commitment Letter. Furthermore, pursuant to the Merger Agreement, Gardner Denver is required to, and to cause its affiliates to:

•	maintain the Ingersoll Rand Industrial Commitment Letter in effect until the earlier of the initial funding of the financing or the effectiveness of the Financing Agreements (as defined below);

•	negotiate definitive agreements with respect to the financing, on the terms and conditions contained in the Ingersoll Rand Industrial Commitment Letter or on such other terms that would not be prohibited by certain financing provisions contained in the Merger Agreement (the “Financing Agreements”) and deliver to Ingersoll Rand Industrial a copy thereof as promptly as practicable (and no later than one (1) business day after such execution), and upon the effectiveness thereof, maintain the Financing Agreements in effect until the initial funding of the Financing;
•	comply with the obligations that are set forth in the Ingersoll Rand Industrial Commitment Letter that are applicable to Gardner Denver or any subsidiary of Gardner Denver and satisfy on a timely basis all conditions precedent to the availability of the financing set forth in the Ingersoll Rand Industrial Commitment Letter and the Financing Agreements that are within its control;
•	fully enforce the rights of Gardner Denver under the Ingersoll Rand Industrial Commitment Letter and the Financing Agreements; and
•	use reasonable best efforts to arrange for the financing to be available for Ingersoll Rand Industrial to draw upon and consummate at or prior to the Distribution.

The Merger Agreement provides that if any portion of the Ingersoll Rand Industrial Term Loan Facility or the related definitive agreements becomes, or it becomes reasonably likely that it may become, unavailable on the terms and conditions contemplated in the Ingersoll Rand Industrial Commitment Letter the Financing Agreements, Gardner Denver will use reasonable best efforts to obtain promptly alternative financing that is sufficient to make the payments to be made to Ingersoll Rand under the Separation Agreement, which does not contain conditions precedent to the funding thereof that are less favorable to Gardner Denver or Ingersoll Rand Industrial than the conditions precedent to the financing set forth in the Ingersoll Rand Industrial Commitment Letter and ensure that such financing is consistent with the contemplated tax-free treatment of certain aspects of the Transactions. Gardner Denver will be subject to the same obligations described in the preceding paragraph with respect to any such alternative financing arrangements.

Gardner Denver has agreed to keep Ingersoll Rand informed of the status of its efforts to arrange the debt financing. Except in limited circumstances, Gardner Denver may not, without Ingersoll Rand Industrial’s consent, amend, modify, supplement, restate, substitute, replace, terminate, or agree to any waiver of the Ingersoll Rand Industrial Commitment Letter in a manner that adds new or expands on the conditions precedent to the funding, would reduce the aggregate amount of the financing, would limit the rights and remedies of Gardner Denver against the lenders to the funding or that would otherwise prevent, impair or delay the consummation of the Transactions.

Each of Ingersoll Rand (on behalf of Ingersoll Rand Industrial) and Ingersoll Rand Industrial agreed to use (and cause their respective subsidiaries to use) its reasonable best efforts to provide, at the sole expense of Gardner Denver, and to use its reasonable best efforts to cause its representatives to provide, the cooperation reasonably requested by Gardner Denver that is necessary, proper or customary in connection with the arrangement and consummation of the financing described in this section.

Non-Competition

Under the Merger Agreement, for a period starting on the closing date of the merger and ending 5 years after the closing date of the merger:

•	Ingersoll Rand has agreed that neither it nor its subsidiaries will, without the prior written consent of Gardner Denver, engage, directly or indirectly, in the Ingersoll Rand Industrial Business, as conducted as of the closing date of the merger (the “Restricted Ingersoll Rand Industrial Business”) in the territories in which the Ingersoll Rand Industrial Business operates on the closing date of the merger; and
•	Gardner Denver has agreed that neither it nor any of its subsidiaries will, without the prior written consent of Ingersoll Rand, engage, directly or indirectly, in the HVAC and refrigeration businesses of Ingersoll Rand as conducted as of the closing date of the merger (the “Restricted ClimateCo Business”) in the territories in which Ingersoll Rand operates on the closing date of the merger.

The restrictions in the preceding paragraph do not apply to prohibit:

•	Ingersoll Rand or its subsidiaries from engaging in the businesses conducted by Ingersoll Rand or its subsidiaries (excluding the Ingersoll Rand Industrial Business) on the closing date of the merger or prohibit Gardner Denver or its subsidiaries from engaging in the business conducted by Gardner Denver or its subsidiaries (including the Ingersoll Rand Industrial Business) on the closing date of the merger;
•	Ingersoll Rand or its subsidiaries from owning not in excess of 5% in the aggregate of any class of capital stock or other equity interest of any person or entity engaged in the Restricted Ingersoll Rand Industrial Business or Gardner Denver or its subsidiaries from owning not in excess of 5% in the aggregate of any class of capital stock or other equity interest of any person or entity engaged in the Restricted ClimateCo Business; or
•	Ingersoll Rand or its subsidiaries or Gardner Denver or its subsidiaries from being acquired in whole or in part (in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution or otherwise) by, or engaging in a business combination, merger-of-equals or similar transaction (regardless of the structure of such transaction) with, any person or entity (other than an affiliate of Ingersoll Rand or its subsidiaries or Gardner Denver or its subsidiaries, as applicable), and the restrictions in the preceding paragraph shall cease to have any force and effect following any such acquisition.

Notwithstanding the prohibitions described above:

•	Ingersoll Rand may directly or indirectly acquire (in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise) any interest in or securities of any person or entity that derived no more than 20% of its total revenues in its most recently completed fiscal year from activities that constitute the Restricted Ingersoll Rand Industrial Business; and
•	Gardner Denver may directly or indirectly acquire (in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise) any interest in or securities of any person or entity that derived no more than 20% of its total revenues in its most recently completed fiscal year from activities that constitute Restricted Ingersoll ClimateCo Business.

Certain Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants and agreements (with certain exceptions specified in the Merger Agreement) relating to:

•	access to each of Gardner Denver’s and Ingersoll Rand’s properties, contracts and books and records and personnel prior to the closing of the merger;
•	preservation of the indemnification provisions in the governing documents of Ingersoll Rand Industrial with respect to directors, officers, employees or agents of Ingersoll Rand Industrial;
•	advance consent requirements for certain public announcements concerning the transactions contemplated by the Merger Agreement;
•	steps required to cause any disposition of Gardner Denver common stock or acquisitions of Ingersoll Rand Industrial common stock resulting from the Transactions by each officer or director who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Gardner Denver or Ingersoll Rand Industrial to be exempt under Rule 16b-3 promulgated under the Exchange Act;
•	Ingersoll Rand’s and Ingersoll Rand Industrial’s obligations to ensure Ingersoll Rand Industrial has a sufficient number of authorized shares to effect the issuances under the Distribution;

•	Ingersoll Rand’s obligation to deliver to Gardner Denver certain audited and unaudited financial statements for Ingersoll Rand Industrial and Precision Flow Systems;
•	the continued obligations of Gardner Denver and Ingersoll Rand with respect to certain confidentiality restrictions in existing agreements;
•	Gardner Denver’s and Ingersoll Rand’s obligations to cause all Transaction Documents to be executed and delivered at the closing of the merger;
•	Gardner Denver’s and Ingersoll Rand’s obligation to complete the services schedule to the Transition Services Agreement (and Ingersoll Rand’s related obligations to provide relevant information), to obtain required approvals and notifications thereto, to negotiate full form documents on the basis of the Headquarters Lease Term Sheet, Supply Agreement Term Sheet and Tender Agreement Term Sheet as exhibited to the Merger Agreement and to adhere to the terms of the Employee Matters Agreement prior to the closing of the merger;
•	defense of any stockholder action brought against Gardner Denver and/or its directors in connection with the Transactions;
•	claims by Ingersoll Rand, Gardner Denver and each of their respective subsidiaries for liabilities released pursuant to the Separation Agreement;
•	Ingersoll Rand’s obligations to hold a meeting of its shareholders to seek a change in its corporate name; and
•	certain updates to the disclosure schedules to the Merger Agreement prior to the closing of the merger.

Conditions to the Merger

The obligations of the parties to the Merger Agreement to consummate the merger are subject to the satisfaction of, or if permitted under applicable law, waiver of, the following conditions:

•	the expiration or termination of any applicable waiting period under the HSR Act, and the receipt of applicable consents, authorizations, orders, or approvals required under other competition laws in China, the European Union, Mexico, Russia, South Africa and Turkey and under foreign investment laws in France and other material consents by national government authorities necessary to permit consummation of the Reorganization, the Distribution and the merger in material compliance with applicable law;
•	the consummation of the Reorganization and the Distribution in accordance with the Separation Agreement;
•	the effectiveness of this proxy statement/prospectus-information statement and the registration statement of Ingersoll Rand Industrial and the absence of any stop order issued by the SEC or any pending proceeding before the SEC seeking a stop order with respect thereto and the shares of Gardner Denver common stock to be issued pursuant to the Share Issuance being approved for listing on the NYSE, subject to official notice of issuance;
•	the approval by Gardner Denver stockholders of the Share Issuance; and
•	the absence of any law or action by a governmental authority that enjoins, restrains or prohibits the consummation of the Reorganization, the Distribution or the merger.

Ingersoll Rand’s and Ingersoll Rand Industrial’s obligations to effect the merger are subject to the satisfaction or, if permitted by applicable law, waiver, of the following additional conditions:

•	the performance or compliance in all material respects by Gardner Denver and Merger Sub of all obligations and covenants required under the Merger Agreement to be complied with or performed by them on or prior to the effective time of the merger;
•	the truth and correctness of the representations and warranties of Gardner Denver set forth in the Merger Agreement, generally both when made and at the time of the closing of the merger, subject to certain specified materiality standards;

•	the receipt by Ingersoll Rand of a certificate, dated as of the closing date of the merger, signed by a senior officer of Gardner Denver certifying the satisfaction of the conditions described in the preceding two bullet points;
•	receipt by Ingersoll Rand of a tax opinion from its U.S. and Irish tax counsel, which opinion has not been withdrawn or modified in any material respect; and
•	the entry by Gardner Denver (or its subsidiary) and Merger Sub into all other applicable Transaction Documents, and performance in all material respects of all covenants thereunder to be performed prior to the effective time of the merger, and each such Transaction Document shall be in full force and effect.

Gardner Denver’s and Merger Sub’s obligations to effect the merger are subject to the satisfaction or, if permitted by applicable law, waiver, of the following additional conditions:

•	the performance or compliance in all material respects by Ingersoll Rand and Ingersoll Rand Industrial of all covenants required under the Merger Agreement to be complied with or performed by it on or prior to the effective time of the merger;
•	the truth and correctness of the representations and warranties of Ingersoll Rand set forth in the Merger Agreement, generally both when made and at the time of the closing of the merger, subject to certain specified materiality standards;
•	the receipt by Gardner Denver of a certificate, dated as of the closing date of the merger, signed by a senior officer of Ingersoll Rand certifying the satisfaction of the conditions described in the preceding two bullet points;
•	the receipt by Gardner Denver of a tax opinion from its U.S. tax counsel, which opinion has not been withdrawn or modified in any material respect; and
•	the entry by Ingersoll Rand (or its subsidiary) and Ingersoll Rand Industrial into all applicable other Transaction Documents, and performance in all material respects of all covenants thereunder to be performed prior to the effective time of the merger, and each such Transaction Document shall be in full force and effect.

Termination

The Merger Agreement may be terminated at any time prior to the consummation of the merger by the mutual written consent of Gardner Denver and Ingersoll Rand. Also, subject to specified qualifications and exceptions, either Gardner Denver or Ingersoll Rand may terminate the Merger Agreement at any time prior to the consummation of the merger if:

•	any governmental order permanently restraining, enjoining or otherwise prohibiting consummation of the Transaction becomes final and non-appealable or any law shall have been enacted, entered, enforced or deemed applicable to the Transactions that prohibits, makes illegal or enjoins the consummation of the Transactions;
•	the merger has not been consummated on or prior to October 30, 2020 (the “outside date”); or
•	Gardner Denver’s stockholders fail to approve the Share Issuance at the meeting of Gardner Denver’s stockholders held for such purpose (including any adjournment or postponement thereof).

In addition, subject to specified qualifications and exceptions, Gardner Denver may terminate the Merger Agreement if:

•	the Gardner Denver board of directors or any committee thereof, prior to receipt of stockholder approval of the Share Issuance and subject to payment by Gardner Denver to Ingersoll Rand of the termination fee described below, authorizes Gardner Denver’s entry into a definitive agreement with respect to a Superior Proposal and Gardner Denver enters into such agreement, in circumstances where Gardner Denver in compliance with the non-solicitation provisions is permitted to terminate the Merger Agreement and accept such Superior Proposal; or
•	there has been a breach of any representation, warranty, covenant or agreement made by Ingersoll Rand or Ingersoll Rand Industrial in the Merger Agreement, or any such representation and warranty has become untrue after the date of the Merger Agreement that would cause Gardner Denver’s obligation to consummate the merger described above not to be satisfied, and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) thirty days after written notice thereof is given by Gardner Denver to Ingersoll Rand and (ii) one (1) business day before the outside date.

In addition, subject to specified qualifications and exceptions, Ingersoll Rand may terminate the Merger Agreement if:

•	the Gardner Denver board of directors effects a Change of Recommendation, whether or not permitted by the terms of the Merger Agreement, or the Gardner Denver board of directors or any committee thereof shall have resolved to make, or Gardner Denver shall have publicly announced, a Clover Change of Recommendation; or
•	there has been a breach of any representation, warranty, covenant or agreement made by Gardner Denver in the Merger Agreement, or any such representation and warranty has become untrue after the date of the Merger Agreement that would cause Ingersoll Rand’s and Ingersoll Rand Industrial’s obligation to consummate the merger described above not to be satisfied, and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) thirty days after written notice thereof is given by Ingersoll Rand to Gardner Denver and (ii) one (1) business day before the outside date.

In the event of termination of the Merger Agreement, the Merger Agreement will terminate without any liability on the part of any party except as described below under “—Termination Fees and Expenses Payable in Certain Circumstances,” provided that nothing in the Merger Agreement will relieve any party of liability for material willful breach prior to termination.

Termination Fees and Expenses Payable in Certain Circumstances

The Merger Agreement provides that upon termination of the Merger Agreement under specified circumstances, Gardner Denver is required to pay Ingersoll Rand a termination fee of $176 million (the “Termination Fee”), less any expense reimbursement paid as described in the third paragraph of this subsection. The circumstances under which the Termination Fee would be payable include:

•	the Gardner Denver board of directors or any committee thereof, prior to receipt of stockholder approval of the Share Issuance, authorizes Gardner Denver’s entry into a definitive agreement with respect to a Superior Proposal and Gardner Denver enters into such agreement, in circumstances where Gardner Denver in compliance with the non-solicitation provisions is permitted to terminate the Merger Agreement and accept such Superior Proposal;
•	if Ingersoll Rand terminates the Merger Agreement following a Change of Recommendation (or a resolution or a public announcement of a Change of Recommendation) by the Gardner Denver board of directors; or
•	if (1) a Competing Proposal with respect to Gardner Denver is publicly made and not withdrawn at least two business days prior to specified events, (2) the Merger Agreement is terminated (A) for a failure to obtain Gardner Denver stockholder approval for the Share Issuance, (B) because Gardner Denver has committed an uncured or incurable breach of any representation, warranty, covenant or agreement in the Merger Agreement such that the conditions to the closing of the merger would not be satisfied or (C) because the transactions contemplated by the Merger Agreement have not been consummated prior to the outside date and (3) Gardner Denver consummates, or enters into a definitive agreement with respect to a Competing Proposal (substituting “50%” for each reference to “20%” in the definition of “Competing Proposal”) within twelve months of the termination of the Merger Agreement.

In no event will Gardner Denver be required to pay more than one termination fee.

If the Merger Agreement is terminated because Gardner Denver’s stockholders fail to approve the Share Issuance at the meeting of Gardner Denver stockholders, Gardner Denver will be required to reimburse Ingersoll Rand in cash for certain out-of-pocket fees and expenses incurred by Ingersoll Rand in connection with the Transactions, up to a maximum of $35 million in the aggregate.

Payment of the termination Fee will be Ingersoll Rand’s and Ingersoll Rand Industrial’s sole and exclusive remedy against Gardner Denver and Merger Sub, unless Ingersoll Rand commences an action alleging Gardner Denver has committed a material willful breach.

Specific Performance

In the Merger Agreement, the parties agree any breach of the Merger Agreement by any party could not be adequately compensated by monetary damages alone and that the parties would not have any adequate remedy at law. Accordingly, the parties have agreed that in addition to any other right or remedy to which a party may be entitled, in the event of any actual or threatened default or breach of any of the terms or conditions or provisions of the Merger Agreement, the aggrieved party will have the right to specific performance and injunctive or other equitable relief in respect of its rights under the Merger Agreement or any other Transaction Document, including the right to enforce specifically the other parties’ obligations to consummate the transactions contemplated by the Merger Agreement, if the conditions to the consummation of such transactions have been satisfied or waived.

Amendments

The Merger Agreement may not be amended or modified, in whole or in part, except by an instrument in writing duly signed by an authorized representative of each party to the Merger Agreement that expressly references the Merger Agreement.

The Separation Agreement

The following is a summary of the material provisions of the Separation Agreement. This summary is qualified in its entirety by the Separation and Distribution Agreement, dated as of April 30, 2019, as may be amended from time to time, by and between Ingersoll Rand and Ingersoll Rand Industrial, which is incorporated by reference in this proxy statement/prospectus-information statement. Shareholders of Ingersoll Rand and stockholders of Gardner Denver are urged to read the Separation Agreement in its entirety. This description of the Separation Agreement has been included to provide Gardner Denver stockholders and Ingersoll Rand shareholders with information regarding its terms. The rights and obligations of the parties are governed by the express terms and conditions of the Separation Agreement and not by this summary or any other information included in this proxy statement/prospectus-information statement. It is not intended to provide any other factual information about Ingersoll Rand, Ingersoll Rand Industrial, Gardner Denver or Merger Sub. Information about Ingersoll Rand, Ingersoll Rand Industrial, Gardner Denver or Merger Sub can be found elsewhere in this proxy statement/prospectus-information statement and in the documents incorporated by reference into this proxy statement/prospectus-information statement. See also “Where You Can Find Additional Information; Incorporation by Reference.”

Descriptions regarding the assets and liabilities conveyed to Ingersoll Rand Industrial and retained by Ingersoll Rand contained in the Separation Agreement are qualified by certain information that has been exchanged separately between Ingersoll Rand and Ingersoll Rand Industrial and that is not reflected in the Separation Agreement. Accordingly, Gardner Denver stockholders and Ingersoll Rand shareholders should not rely on the general descriptions of assets and liabilities in the Separation Agreement, as they may have been modified in important ways by the information exchanged separately between Ingersoll Rand and Ingersoll Rand Industrial.

Overview

The Separation Agreement provides for the separation of Ingersoll Rand Industrial from Ingersoll Rand. Among other things, the Separation Agreement specifies which assets of Ingersoll Rand related to the Ingersoll Rand Industrial Business are to be transferred to, and which liabilities of Ingersoll Rand related to the Ingersoll Rand Industrial Business are to be assumed by, Ingersoll Rand Industrial and its subsidiaries and other entities, and sets forth when and how these transfers and assumptions will occur. The Separation Agreement also includes procedures by which Ingersoll Rand and Ingersoll Rand Industrial will become separate and independent companies. The matters addressed by the Separation Agreement include the matters described below.

Transfer of Assets and Assumption of Liabilities

The Separation Agreement identifies the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of Ingersoll Rand and Ingersoll Rand Industrial as part of the separation of Ingersoll Rand into two independent companies, and it provides for when and how these transfers, assumptions and assignments will occur. For the purpose of the Separation Agreement, the assets consist of any and all assets, properties, claims and rights (including goodwill), wherever located (including in the possession of vendors or other third persons or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible, intangible or contingent, in each case whether or not recorded or reflected, or required to be recorded or reflected, on the books and records or financial statements of the applicable person. Liabilities consist of any and all debts, guarantees, liabilities, costs, expenses, interest and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, reserved or unreserved, or determined or determinable, and whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of the applicable person, including those arising under any law, claim, demand, action, whether asserted or unasserted, or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any governmental authority and those arising under any contract, release or warranty, or any fines, damages or equitable relief which may be imposed.

In particular, the Separation Agreement provides that subject to the terms and conditions contained therein, assets primarily related to the Ingersoll Rand Industrial Business will generally be retained by or transferred to Ingersoll Rand Industrial, including, among others:

•	assets listed on certain schedules to the Separation Agreement;
•	shares of capital stock and other equity interests in certain subsidiaries and other entities of the Ingersoll Rand Industrial Group;
•	contracts (or portions thereof) primarily related to the Ingersoll Rand Industrial Business;
•	assets reflected on the combined audited balance sheet of the Ingersoll Rand Industrial Group as of December 31, 2018 or the accounting records supporting such balance sheet, and any assets acquired by or for the Ingersoll Rand Industrial Business after the date of such balance sheet which would have been reflected on such balance sheet had such assets been acquired on or before the date of such balance sheet;
•	cash and cash equivalents up to $25 million and all bank accounts, lock boxes and other deposit arrangements, exclusively used in, held for use in or related to the Ingersoll Rand Industrial Business;
•	certain intellectual property rights allocated to the Ingersoll Rand Industrial Group, as further described under “IP Matters Agreement” below;
•	certain rights under occurrence-based insurance policies in place prior to the closing of the merger to the extent such policies provide coverage to members of the Ingersoll Rand Industrial Group and on the basis that any retrospective premiums, deductibles or other similar obligations arising from any claim(s) by the Ingersoll Rand Industrial Group will be borne by the Ingersoll Rand Industrial Group;
•	certain offices, manufacturing facilities and other owned real property and leases, subleases, licenses or other agreements governing leased real property allocated to the Ingersoll Rand Industrial Group, as further described under “Additional Agreements Related to the Separation, the Distribution and the Merger—Real Estate Matters Agreement” below;
•	certain fixtures, machinery, equipment, tools, automobiles, trucks and other transportation equipment, office equipment, tangible IT assets, furnishings and other tangible property located at physical sites of the Ingersoll Rand Industrial Group;
•	certain books and records of Ingersoll Rand which materially relate to the Ingersoll Rand Industrial Business;
•	rights and assets expressly transferred to a member of the Ingersoll Rand Industrial Group pursuant to the terms of the Separation Agreement or any other Transaction Document to be entered into in connection with the Reorganization; and
•	all assets owned or held immediately prior to the time of the Distribution by Ingersoll Rand or any of its subsidiaries primarily used in, held for use in or related to the Ingersoll Rand Industrial Business to the extent not otherwise expressly covered by the preceding bullet points, the list of excluded assets below or by the terms of a Transaction Document other than the Separation Agreement.

All of the assets other than the assets allocated to Ingersoll Rand Industrial will be retained by, or transferred to, Ingersoll Rand. The Separation Agreement identifies specific assets that will not be allocated to Ingersoll Rand Industrial, including:

•	assets listed on certain schedules to the Separation Agreement;
•	cash and cash equivalents, other than cash or cash equivalents up to $25 million or as expressly otherwise provided in the Transaction Documents;
•	shares of capital stock and other equity interests in certain subsidiaries and other entities held by Ingersoll Rand that are not members of the Ingersoll Rand Industrial Group;
•	contracts not allocated to the Ingersoll Rand Industrial Group;
•	intellectual property rights owned by Ingersoll Rand or any of its subsidiaries that are not allocated to the Ingersoll Rand Industrial Group;
•	owned and leased real property allocated to Ingersoll Rand or any of its subsidiaries;
•	certain books and records of Ingersoll Rand which do not materially relate to the Ingersoll Rand Industrial business;
•	permits, approvals and authorizations from governmental authorities which are by their terms not transferrable; and
•	other assets that are expressly contemplated by the Transaction Documents as assets to be retained by Ingersoll Rand or any of its subsidiaries.

The Separation Agreement provides that liabilities related to the Ingersoll Rand Industrial Business or the assets allocated to Ingersoll Rand Industrial will generally be retained by or transferred to Ingersoll Rand Industrial, including:

•	liabilities to the extent relating to, arising out of or resulting from (A) the operation of the Ingersoll Rand Industrial Business at any time before, at or after the Distribution, (B) the operation of any business conducted by any member of the Ingersoll Rand Industrial Group at any time after the Distribution, (C) assets allocated to the Ingersoll Rand Industrial Group; and (D) any environmental condition or matter subject to or regulated by environmental law at any time to the extent relating to, arising out of or resulting from (i) any properties owned, leased or occupied by any member of the Ingersoll Rand Industrial Group from and after the time of the Distribution; (ii) the ownership, occupancy or use of the assets allocated to Ingersoll Rand Industrial pursuant to the Separation Agreement; (iii) the presence on or release of hazardous materials on or from any assets allocated to Ingersoll Rand Industrial pursuant to the Separation Agreement; (iv) the conduct or operation of the Ingersoll Rand Industrial Business; or (v) the use, treatment, release, handling, transportation or disposal of hazardous materials by the Ingersoll Rand Industrial Business or by or on behalf of any member of the Ingersoll Rand Industrial Group;
•	liabilities reflected on the combined audited balance sheet of the Ingersoll Rand Industrial Group as of December 31, 2018 or the accounting records supporting such balance sheet and any liabilities arising or assumed after the date of such balance sheet which would have been reflected on such balance sheet had such liabilities arisen or been assumed on or before the date of such balance sheet;
•	liabilities arising out of or resulting from: (A) the debt incurred by Ingersoll Rand Industrial (or another member of the Ingersoll Rand Industrial Group) to finance the Ingersoll Rand Industrial Payment; (B) all capitalized and operating lease obligations that expire on or before the time of the Distribution to the extent such leases are Ingersoll Rand Industrial assets as allocated pursuant to the Separation Agreement; (C) indebtedness of Ingersoll Rand Industrial to the extent taken into account in determining the post-closing adjustment described below; and

•	liabilities that are expressly provided by the Separation Agreement or any other Transaction Document to be assumed by Ingersoll Rand Industrial or any other member of the Ingersoll Rand Industrial Group, and all agreements, obligations and liabilities of Ingersoll Rand Industrial or any other member of the Ingersoll Rand Industrial Group under the Separation Agreement or any other Transaction Document.

All of the liabilities other than the liabilities allocated to Ingersoll Rand Industrial will be retained by or transferred to Ingersoll Rand. The Separation Agreement identifies specific liabilities that will not be allocated to Ingersoll Rand Industrial, including:

•	liabilities listed on certain schedules to the Separation Agreement;
•	liabilities of Ingersoll Rand or any of its subsidiaries to the extent relating to, arising out of or resulting from any assets not allocated to the Ingersoll Rand Industrial Group or relating to, arising out of or resulting from any disposed or discontinued business or operations of Ingersoll Rand and its subsidiaries as of the time of the Distribution, other than disposed or discontinued business or operations that were part of the compression technologies and services, club car and the fluid management, material handling and power tools strategic business units of Ingersoll Rand or Precision Flow Systems, including any divested assets, operations or discontinued product lines of those strategic business units;
•	all liabilities relating to fees, commissions or expenses owed to any broker, finder, investment banker, accountant, attorney or other intermediary or advisor engaged by any member of the Ingersoll Rand Group or, to the extent the relevant engagement was entered into prior to the time of the Distribution, any member of the Ingersoll Rand Industrial Group, in each case in connection with the transactions contemplated by the Separation Agreement or the Transaction Documents, other than as contemplated in the Merger Agreement or any Transaction Documents and excluding any fees, commissions of expenses with respect to debt incurred by Ingersoll Rand Industrial (or another member of the Ingersoll Rand Industrial Group) to finance the Ingersoll Rand Industrial Payment;
•	all liabilities to the extent relating to, arising out of or resulting from the indemnification of any director, officer, manager, agent or employee of Ingersoll Rand or any of its affiliates (including the Ingersoll Rand Industrial Group) on or prior to the time of the Distribution to the extent such director, officer, manager, agent or employee is or becomes a named defendant in any shareholder derivative suit brought by shareholders of Ingersoll Rand against Ingersoll Rand arising from Transactions, with respect to which he or she was entitled to such indemnification pursuant to then-existing obligations;
•	liabilities relating to, arising out of, or resulting from the actual or alleged exposure of any person to asbestos (“asbestos liabilities”), including those relating to, arising out of or resulting from the compression technologies and services, fluid management strategic business units or any former products or business lines of similar application or end use made, sold or serviced by any such business, or former locations of any such business that made, sold or serviced such products or business lines, other than asbestos liabilities of any member of the Ingersoll Rand Group at any time relating to, arising out of or resulting from the club car, material power handling, power tools strategic business units or Precision Flow Systems;
•	any environmental condition or matter subject to or regulated by environmental law at any time to the extent relating to, arising out of or resulting from the ownership, occupancy or use of any property of Ingersoll Rand or the use, treatment, release, handling, transportation or disposal of hazardous materials on or from any property of the Ingersoll Rand Group; and
•	liabilities that are expressly contemplated by the Transaction Documents to be retained or assumed by Ingersoll Rand or any of its subsidiaries, and all agreements, obligations and other liabilities of Ingersoll Rand or any of its subsidiaries under the Transaction Documents.

Information in this proxy statement/prospectus-information statement with respect to the assets and liabilities of Ingersoll Rand Industrial and Ingersoll Rand following the Distribution is presented based on the allocation of such assets and liabilities pursuant to the Separation Agreement and the other Transaction Documents, unless the context otherwise requires.

Consents and Delayed Transfers

The Separation Agreement provides that Ingersoll Rand Industrial and Ingersoll Rand will use reasonable best efforts to obtain or make any consents, waivers, approvals, permits or authorizations to be obtained from, notices, registrations, information or reports to be submitted to, or other filings or consultations to be made with any third person required for the transfer or assignment of any assets or the assumption of any liabilities under the Separation Agreement. However, except as expressly provided in any Transaction Documents, neither Ingersoll Rand Industrial nor Ingersoll Rand will be obligated to contribute any capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial or commercial accommodation) to any person for such action.

The transfer or assignment of assets or the assumption of liabilities, as the case may be, will be automatically deemed deferred (unless Ingersoll Rand and Ingersoll Rand Industrial determine otherwise) if and to the extent that the valid, complete and perfected transfer or assignment of such assets or the assumption of such liabilities would be a violation of applicable law or require any approvals or notifications that have not been made or obtained at or prior to the Distribution until such time as all legal impediments are removed or such approvals and notifications have been obtained or made. The party retaining such asset will hold such asset in trust for the use and benefit of the other (at such other party’s expense) until properly conveyed. Any party retaining an asset or liability due to the deferral of the transfer or assignment of such asset or the deferral of the assumption of such liability, as the case may be, is not be obligated to expend any money unless the necessary funds are advanced (or otherwise made available or agreed in advance to be reimbursed) by the other party entitled to such asset or liability, as the case may be, other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be promptly reimbursed. The obligations to obtain or make such approvals and notifications will generally terminate 24 months after the Distribution.

Shared Assets and Contracts

The Separation Agreement provides that Ingersoll Rand and Ingersoll Rand Industrial will use their reasonable best efforts to separate assets and contracts that relate both to the Ingersoll Rand Industrial Business and Ingersoll Rand’s other businesses into separate assets and contracts so that the Ingersoll Rand Industrial Group or Ingersoll Rand and its subsidiaries, as applicable, will retain the rights and benefits, and be subject to the liabilities, with respect to or arising from each shared asset or contract to the extent relating to its business on substantially the same terms and conditions applicable to its business immediately prior to the time of the Distribution with respect to such shared asset. If any third-party consent to the separation of such asset or contract has not be obtained or the separation has not been completed as of the Distribution, then Ingersoll Rand and Ingersoll Rand Industrial will use reasonable best efforts to develop and implement mutually agreed arrangements to pass along the benefits and liabilities of the portion of any such shared asset or contracts as relates to the other party’s business. If and when any such consent is obtained, such asset will be separated. These obligations with respect to shared assets and contracts will terminate 24 months after the Distribution. Except as expressly provided in any Transaction Documents, neither Ingersoll Rand Industrial nor Ingersoll Rand will be obligated to contribute any capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial or commercial accommodation) to any person for such separation. Pending the separation of each shared asset or shared contract, the parties shall use their reasonable best efforts to maintain good relations with any obligees or other counterparties in connection with such shared asset or shared contract, keep such shared asset in good condition (ordinary course wear and tear excepted) and, in the case of shared contracts, comply in all material respects with the terms thereof and refrain from voluntarily terminating such shared contract.

Financing

On or before the date of the Distribution, subject to the terms and conditions of the Merger Agreement, Ingersoll Rand Industrial or a member of the Ingersoll Rand Industrial Group will enter into a definitive agreement or agreements providing for indebtedness in an aggregate principal amount of $1.9 billion which will be used to fund the Ingersoll Rand Industrial Payment.

Contribution

Prior to the Distribution, in consideration of the transfer to Ingersoll Rand Industrial of the specified assets and liabilities contemplated by the Reorganization, Ingersoll Rand Industrial will issue to Ingersoll Rand additional shares of Ingersoll Rand Industrial common stock such that the number of shares of Ingersoll Rand Industrial common stock then outstanding will be equal to the number of shares of Ingersoll Rand Industrial common stock necessary to effect the Distribution.

The Distribution

In the Distribution, Ingersoll Rand will distribute all of the outstanding shares of Ingersoll Rand Industrial common stock to Ingersoll Rand shareholders. The Separation Agreement provides that the Distribution may be effected, at Ingersoll Rand’s option, by way of a spin-off, in which Ingersoll Rand would make a pro rata distribution of Ingersoll Rand Industrial common stock to Ingersoll Rand shareholders, or a split-off, in which Ingersoll Rand would exchange ordinary shares of Ingersoll Rand for shares of Ingersoll Rand Industrial common stock. Ingersoll Rand intends to effect the Distribution as a spin-off.

The Ingersoll Rand board of directors (or a committee thereof), in accordance with applicable law, will establish a record date and the date of the Distribution, and Ingersoll Rand will establish appropriate procedures in connection with, and to effectuate in accordance with applicable law, the Distribution. All shares of Ingersoll Rand Industrial common stock held by Ingersoll Rand on the date of the Distribution will be distributed to the holders of record of ordinary shares of Ingersoll Rand in the manner determined by Ingersoll Rand. Each holder of ordinary shares of Ingersoll Rand on the record date will be entitled to receive for each ordinary share held by such holder on the record date a number of shares of Ingersoll Rand Industrial common stock equal to (i) the total number of shares of Ingersoll Rand Industrial common stock held by Ingersoll Rand on the date of the Distribution, multiplied by (ii) a fraction, the numerator of which is the number of shares of ordinary shares of Ingersoll Rand held by such holder on the record date and the denominator of which is the total number of shares of ordinary shares of Ingersoll Rand outstanding on the record date.

Upon the consummation of the spin-off, Ingersoll Rand will deliver to the distribution agent, a global certificate representing the Ingersoll Rand Industrial common stock being distributed in the spin-off for the account of the Ingersoll Rand shareholders that are entitled thereto and will take all such other actions (including delivering any other instruments of transfer required by applicable law) as may be necessary to effect the Distribution. The distribution agent will hold such certificate for the account of the Ingersoll Rand shareholders pending the merger.

Conditions to the Distribution

The Separation Agreement provides that Ingersoll Rand and Ingersoll Rand Industrial will cooperate to cause the conditions to the Distribution to be satisfied and to effect the Distribution at the time of the Distribution upon such satisfaction (or waiver) thereof. In addition, Ingersoll Rand will use its reasonable best efforts to obtain an opinion from an independent appraisal firm to the Ingersoll Rand board of directors (or a designated committee thereof) as to the solvency of Ingersoll Rand Industrial after giving effect to the Ingersoll Rand Industrial Payment and the consummation of the Contribution and the Distribution.

The obligation of Ingersoll Rand to complete the Distribution is subject to the satisfaction or waiver by Ingersoll Rand (subject to the limitation that certain waivers shall also be subject to the prior written consent of Gardner Denver) of the following conditions:

•	completion of the Reorganization substantially in accordance with the plan of Reorganization (other than those steps that are expressly contemplated to occur at or after the Distribution);
•	consummation or satisfaction of the Contribution;
•	payment of the Ingersoll Rand Industrial Payment; and
•	satisfaction or waiver by the party entitled to the benefit thereof of the conditions to the obligations of the parties to the Merger Agreement to consummate the merger, in each case, other than those conditions that by their nature are to be satisfied contemporaneously with the Distribution or merger.

Post-Closing Adjustments

The Separation Agreement provides for a post-closing adjustment, which will be an amount equal to:

•	the amount by which the working capital of Ingersoll Rand Industrial Group as of immediately prior to the time of the Distribution is greater or less than a target working capital amount, which target amount will be determined based on the average working capital of Ingersoll Rand Industrial and such subsidiaries on a combined basis for the twelve months ended on the last completed quarter immediately prior to the time of the Distribution (or if the Distribution occurs on a date that is a quarter end, that quarter end);

•	minus the amount of debt and debt-like obligations of the Ingersoll Rand Industrial Group, including obligations for borrowed money and debt instruments, obligations under capitalized leases, obligations under hedging arrangements, deferred purchase price of property or goods, earn-out obligations, accrued severance obligations and guarantees of the foregoing but excluding (i) undrawn or uncalled debt, (ii) any amount taken into account in working capital as described in the preceding bullet point, (iii) indebtedness between wholly-owned members of the Ingersoll Rand Industrial Group and (iv) any debt incurred by the Ingersoll Rand Industrial Group to finance the Ingersoll Rand Industrial Payment;
•	minus the absolute value of the amount by which the Ingersoll Rand Industrial Group’s cash and cash equivalents are less than $25 million.

If the adjustment amount is a positive amount, then Ingersoll Rand Industrial (or another member of the Ingersoll Rand Industrial Group) will pay to Ingersoll Rand (or one of its affiliates) the absolute value of that amount. If the adjustment amount is a negative amount, then Ingersoll Rand (or one of its affiliates) will pay to Ingersoll Rand Industrial (or another member of the Ingersoll Rand Industrial Group) the absolute value of that amount. Calculation of the above amounts are subject to a dispute resolution mechanism set forth in the Separation Agreement in the event that Ingersoll Rand Industrial and Ingersoll Rand do not agree on such amounts. In addition, to the extent the amount of cash and cash equivalents, subject to certain adjustments described in the Separation Agreement, held in accounts of the Ingersoll Rand Industrial Group exceeds $25 million, such amount will be paid to Ingersoll Rand.

Access To Information; Record Retention

The Separation Agreement provides for the access to information:

•	Until the sixth (6th) anniversary of the date of the Distribution (or such longer period as such access is required under applicable law), each of Ingersoll Rand Group and Ingersoll Rand Industrial Group agrees to provide to the other Group and its representatives, as soon as reasonably practicable after written request therefor, any information in the possession or under the control of such respective Group which the requesting party reasonably needs to (i) comply with reporting, disclosure, filing or other requirements imposed on the requesting party (including under applicable securities laws) by a governmental authority having jurisdiction over the requesting party, (ii) carry out its human resources functions or to establish, assume or administer its benefit plans or payroll functions, (iii) use in any judicial, regulatory, administrative or other proceeding, in each case other than adversarial actions, (iv) satisfy financial or statutory audit, accounting or other similar requirements or (v) comply with its obligations (or confirm compliance by the other parties with their obligations) under the Separation Agreement, the Merger Agreement or any other Transaction Document. In the case of information reasonably requested by a party to satisfy its financial and statutory audit requirements, the access is extend until the tenth (10th) anniversary of the date of the Distribution;
•	Until the sixth (6th) anniversary of the date of the Distribution (or such longer period as such access is required under applicable law), (i) each of Ingersoll Rand and Ingersoll Rand Industrial and their respective representatives will have access during regular business hours to any information that relates to their business retained by or in the possession of any member of the other Group and (ii) each of Ingersoll Rand and Ingersoll Rand Industrial may obtain copies (but not originals unless it is allocated as their asset) of documents for bona fide business purposes;
•	Until the second (2nd) Ingersoll Rand fiscal year-end occurring after the date of the Distribution, each of Ingersoll Rand and Ingersoll Rand Industrial will use its commercially reasonable efforts to cooperate with the other party’s information requests to enable (i) the other party to meet its timetable for dissemination of its earnings releases, financial statements and management’s assessment of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting; (ii) the other party’s accountants to timely complete their review of the quarterly financial statements and audit of the annual financial statements; and (iii) such other party to respond to any request or official comment from a governmental authority.

The Tax Matters Agreement governs the provision of tax records. Any information owned by one Group that is provided to a requesting party will be deemed to remain the property of the providing party, except where such information is an asset of the requesting party pursuant to the provisions of the Separation Agreement, the Merger Agreement or any other Transaction Document. The party requesting information agrees to reimburse the other party for the reasonable out-of-pocket costs and expenses incurred by such other party in connection with the provision of information.

To facilitate the possible exchange of information and other provisions of the Separation Agreement, from and after the time of the Distribution, the parties agree to use their commercially reasonable efforts to retain all information in their respective possession or control and that no party will destroy any information without first offering to deliver such information to the other party, at the other party’s cost and expense.

No party shall have any liability to any other party in the event that any information exchanged or provided pursuant to the Separation Agreement is found to be inaccurate, in the absence of fraud or willful misconduct by the party providing such information.

Treatment of Intercompany Agreements, Receivables and Payables

The Separation Agreement provides that all agreements that are between members of the Ingersoll Rand Industrial Group, on the one hand, and Ingersoll Rand and its subsidiaries, on the other hand, and that do not involve any third parties will be terminated as of the Distribution, except for the Separation Agreement, the Merger Agreement and the other Transaction Documents, certain confidentiality agreements and other arrangements specified in the Transaction Documents. The Separation Agreement provides that all intercompany receivables owed and intercompany payables due solely between members of the Ingersoll Rand Industrial Group, on the one hand, and Ingersoll Rand and its subsidiaries, on the other hand, will be eliminated, by discharge or otherwise, and cancelled in their entirety, effective immediately prior to the effective time of the Distribution, other than any that arise pursuant to a Transaction Document, which will be settled in accordance with the terms of such Transaction Document.

The Separation Agreement also provides that by the time of the Distribution or as soon as possible thereafter, all bank and brokerage accounts owned by a member of the Ingersoll Rand Industrial Group will be de-linked from the accounts owned by Ingersoll Rand or any of its subsidiaries, and all bank and brokerage accounts owned by Ingersoll Rand or any of its subsidiaries will be de-linked from the accounts owned by a member of the Ingersoll Rand Industrial Group. Further, any outstanding checks issued by Ingersoll Rand, Ingersoll Rand Industrial or any of their respective subsidiaries prior to the time of the Distribution will be honored from and after the time of the Distribution by a person or entity or a group owning the account on which the check is drawn, without limiting the ultimate allocation of liability for such amounts under the Separation Agreement or any other Transaction Document. As between Ingersoll Rand and Ingersoll Rand Industrial (and the members of their respective Groups), except to the extent prohibited by applicable law, all payments and reimbursements received after the time of the Distribution by either party (or member of its Group) to which the other party (or member of its Group) is entitled under the Separation Agreement shall be held by such receiving party in trust for the use and benefit of the party entitled thereto and, within sixty (60) days of receipt, such receiving party will pay over the amount of such payment or reimbursement without right of setoff.

Releases

The Separation Agreement provides that, except as expressly provided in the Separation Agreement, the Merger Agreement or any other Transaction Document, Ingersoll Rand Industrial and its affiliates will release and discharge Ingersoll Rand and its affiliates from all liabilities to the extent existing or arising from any acts and events occurring or failing to occur, and any conditions existing, at or prior to the time of the Distribution, including in connection with the implementation of the Reorganization, the Distribution and the merger. The Separation Agreement provides that, except as expressly provided in the Separation Agreement, the Merger Agreement or other Transaction Document, Ingersoll Rand Industrial and its affiliates will release and discharge Ingersoll Rand and its affiliates from all liabilities to the extent existing or arising from any acts and events occurring or failing to occur, and any conditions existing, at or prior to the time of the Distribution, including in connection with the implementation of the Reorganization, the Distribution and the merger.

These releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the Reorganization, which agreements include, among others, the Separation Agreement, the Merger Agreement and the other Transaction Documents.

Indemnification

In the Separation Agreement, Ingersoll Rand Industrial agrees to indemnify, defend and hold harmless each member of Ingersoll Rand Group, each of Ingersoll Rand’s affiliates, and each of their respective directors, officers and employees, and each of their heirs, executors, successors and assigns, from and against all liabilities to the extent relating to, arising out of or resulting from:

•	any liabilities described under “Transfer of Assets and Assumption of Liabilities” as allocated to the Ingersoll Rand Industrial Group pursuant to the Separation Agreement;
•	the failure of any member of the Ingersoll Rand Industrial Group or any other person or entity to pay, perform or otherwise promptly discharge any liabilities allocated to Ingersoll Rand Industrial, whether prior to, at or after the effective time of the merger;
•	any breach by any member of the Ingersoll Rand Industrial Group of the Separation Agreement or other Transaction Documents (other than the Transaction Documents that expressly contain indemnification provisions, which shall be subject to the indemnification provisions contained therein and excluding any provision that by its terms does not survive the effective time of the merger) after the effective time of the merger; and
•	liabilities of any member of the Ingersoll Rand Group to the extent relating to the actual or alleged exposure of any person to asbestos at any time to the extent relating to, arising out of or resulting from the club car, material power handling or power tools strategic business units or Precision Flow Systems.

Ingersoll Rand agrees to indemnify, defend and hold harmless each member of the Ingersoll Rand Industrial Group, each of Ingersoll Rand Industrial Group’s affiliates and each of their respective directors, officers and employees, and each of their heirs, executors, successors and assigns, from and against all liabilities relating to, arising out of or resulting from:

•	the liabilities described under “Transfer of Assets and Assumption of Liabilities” as allocated to Ingersoll Rand and its subsidiaries pursuant to the Separation Agreement;
•	the failure of Ingersoll Rand or any of its subsidiaries, members of the Ingersoll Rand Industrial Group or any other person or entity, to pay, perform or otherwise promptly discharge any of the liabilities allocated to Ingersoll Rand, whether prior to, at or after the time of the Distribution; and
•	any breach by (i) any member of the Ingersoll Rand Industrial Group prior to the effective time of the merger, or (ii) Ingersoll Rand or any of its subsidiaries of the Separation Agreement or other Transaction Documents (other than Transaction Documents that expressly contain indemnification provisions, which shall be subject to the indemnification provisions contained therein and excluding any provision that by its terms does not survive the effective time of the merger).

If the indemnification described above is, as a matter of law, unavailable or insufficient to hold harmless an indemnified party in respect of such liabilities for which they would otherwise be indemnified (and for which indemnification would otherwise be provided), then the indemnifying party will contribute to the amount paid or payable by the indemnified party in respect of such non-indemnified liabilities in proportion to the relative fault and benefit of the indemnifying party and the indemnified party. Solely for purpose of determining relative fault of this paragraph: (a) any fault associated with the conduct of the business of Ingersoll Rand prior to the effective time will be deemed to be allocated to Ingersoll Rand and the other members of the Ingersoll Rand Group, and no such fault will be deemed to be the fault of Ingersoll Rand Industrial or any other member of the Ingersoll Rand Industrial Group; and (b) any fault associated with the conduct of the business of Ingersoll Rand Industrial prior to the effective time will be deemed to be the fault of Ingersoll Rand Industrial and the other members of the Ingersoll Rand Industrial Group, and no such fault shall be deemed to be the fault of Ingersoll Rand or any other member of the Ingersoll Rand Group

Under the Separation Agreement, the amount of any indemnifiable loss will be reduced by any insurance proceeds or similar amounts actually recovered by the indemnified party in respect of the indemnifiable loss, if an indemnified party receives a payment (an “Indemnity Payment”) required by the Separation Agreement from an indemnifying party in respect of any liability and subsequently receives insurance proceeds in respect of such liability, then the indemnified party will pay to the indemnifying party an amount equal to such insurance proceeds but not exceeding the amount of the Indemnity Payment paid by the indemnifying party in respect of such liability. An insurer who would otherwise be obligated to pay any claim is not relieved of the responsibility or have any subrogation rights solely by virtue of the indemnification provisions of the Separation Agreement. The indemnified party will use its commercially reasonable efforts to seek to collect or recover any third-party insurance proceeds to which the indemnified party is entitled in connection with any liability for which the indemnified party seeks indemnification pursuant to the Separation Agreement. The indemnified party’s ability or inability to collect or recover any such insurance proceeds does not limit the indemnifying party’s obligations under the Separation Agreement.

Any Indemnity Payment will be decreased to take into account any actual reduction in taxes otherwise payable by the indemnified party during or prior to the taxable year in which the Indemnity Payment is made or during the two subsequent taxable years, arising from the incurrence of such indemnified liability.

The Separation Agreement also establishes procedures with respect to third-party claims subject to indemnification and related matters.

Ingersoll Rand is not required to indemnify any indemnified party of Ingersoll Rand Industrial for any liability pursuant to the Separation Agreement if and to the extent such liability was reflected in the calculation of the final adjustment amount of the working capital adjustment.

Indemnification with respect to taxes will generally be governed by the Tax Matters Agreement.

Further Assurances

In addition to the actions specifically provided for in the Separation Agreement, each of Ingersoll Rand Industrial and Ingersoll Rand agree in the Separation Agreement to use reasonable best efforts, prior to, and after the time of the Distribution, to take all actions and to do all things reasonably necessary under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the Separation Agreement and other Transaction Documents.

Certain Additional Covenants

The Separation Agreement also addresses additional obligations of the parties relating to, among other matters, access to information, confidentiality, access to and provision of witnesses, counsel and legal privileges, treatment of outstanding guarantees, foreign exchange and hedging arrangements and information technology matters, and other matters. Certain of those obligations and covenants are described below.

IT Matters

The Separation Agreement provides that Ingersoll Rand Industrial and Ingersoll Rand and their respective subsidiaries will use their reasonable best efforts to take the actions and will pay the costs to be borne by their respective Groups with respect to the IT matters, as specifically set forth in the Separation Agreement.

FX and Hedging Arrangements

The Separation Agreement provides that Ingersoll Rand will use its reasonable best efforts to ensure that, as of immediately prior to the time of the Distribution, no member of the Ingersoll Rand Industrial Group will be a party to any hedging-related transaction (including any swap, exchange, derivative, rate, forward, hedge or other similar transactions or any combination of any of the foregoing or any options to enter into any of the foregoing) or any contracts or confirmations related thereto. As of immediately prior to the time of the Distribution, all such hedging transactions and hedging contracts will be terminated, with no further force or effect.

Guarantees

The Separation Agreement provides that Ingersoll Rand will (with the reasonable cooperation of the applicable member(s) of the Ingersoll Rand Industrial Group) use its reasonable efforts to have any member(s) of the Ingersoll Rand Industrial Group removed as guarantor of or obligor for and released from any liability retained by or transferred to Ingersoll Rand, and (ii) Ingersoll Rand Industrial will (with the reasonable cooperation of the applicable member(s) of the Ingersoll Rand Group) use its reasonable efforts to have any member(s) of the Ingersoll Rand Group removed as guarantor of or obligor for and released from any Ingersoll Rand Industrial liability.

Litigation

Each party to the Separation Agreement will direct the defense or prosecution of litigation solely related to its own business. If litigation that constitutes solely a liability or asset of Ingersoll Rand or Ingersoll Rand Industrial is commenced after the time of the Distribution naming a member of the other Group as a party thereto, then Ingersoll Rand or Ingersoll Rand Industrial, as applicable, will use its commercially reasonable efforts to cause such member of the other Group to be removed as a party to such litigation. Except in the case of an action by one of the parties against the other party, no party may add the other party to any action pending as of or after the time of the Distribution without the prior written consent of the other party.

With respect to litigation in which Ingersoll Rand Industrial entities and Ingersoll Rand entities are named and that are related to both parties’ businesses, each of Ingersoll Rand Industrial and Ingersoll Rand will be entitled to assume its own defense and will consult in good faith with each other regarding the management of the defense of such actions. Any other litigation related to both parties’ businesses will be managed by the party with the greater financial exposure with respect to the litigation, as determined in good faith by the parties, provided that if an action involves the pursuit of criminal sanctions or penalties or seeks equitable or injunctive relief against any party, that party will be entitled to control the defense of the claim. Any outside counsel employed by a party managing litigation with respect thereto shall be subject to the approval of other party The parties shall reasonably cooperate and consult with each other, and to the extent necessary or advisable, maintain a joint defense in a manner that would preserve for both parties and their respective affiliates any attorney-client privilege, attorney work-product protection, joint defense or other privilege. The parties have agreed to share discovery and other joint litigation costs in proportion to their respective expected financial exposure or respective expected financial recovery. The foregoing will not apply to the asbestos-related litigation governed by the tender agreement between Ingersoll Rand, Gardner Denver and Ingersoll Rand Industrial.

Insurance

Prior to the time of the Distribution, Ingersoll Rand Industrial and the Ingersoll Rand Industrial Business will continue to be covered under insurance policies of Ingersoll Rand or the subsidiaries of Ingersoll Rand. Following the time of the Distribution, Ingersoll Rand Industrial and the Ingersoll Rand Industrial Business will no longer be covered under the insurance policies of Ingersoll Rand or the subsidiaries of Ingersoll Rand. Ingersoll Rand Industrial and the subsidiaries of Ingersoll Rand Industrial will have the right to access occurrence-based coverage (to the extent such coverage exists) for claims asserted after the time of the Distribution but arising out of an occurrence prior to the time of the Distribution, with any retrospective premiums, deductibles or similar obligations arising from such claims being borne by the Ingersoll Rand Industrial Group.

Dispute Resolution

The Separation Agreement contains provisions that govern, except as otherwise provided in certain Transaction Documents, the resolution of disputes, controversies or claims that may arise between Ingersoll Rand and Ingersoll Rand Industrial related to such agreements, the Reorganization or the Distribution. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the dispute for a specified period to a representative responsible for administering disputes appointed by each of Ingersoll Rand and Ingersoll Rand Industrial after relevant employees from those parties with knowledge and interest in the dispute have first tried to resolve the differences between the parties. Prior to the effective time of the merger, no dispute, controversy or claim may be settled without the prior written consent of Gardner Denver.

Termination

The Separation Agreement will terminate simultaneously with a valid termination of the Merger Agreement prior to the closing of the merger. Prior to the effective time of the merger, Ingersoll Rand Industrial may not agree to terminate the Separation Agreement without the prior written consent of Gardner Denver. After the effective time of the merger, the Separation Agreement may not be terminated except by an agreement in writing signed by both Ingersoll Rand and Ingersoll Rand Industrial. In the event of such a termination, neither party, nor any of their respective officers and directors, will have any liability to any person by reason of the Separation Agreement.

Debt Financing

As noted above, concurrently with the execution of the Merger Agreement, Gardner Denver and Ingersoll Rand Industrial entered into a commitment letter dated as of April 30, 2019 (as amended and restated on May 31, 2019, the “Ingersoll Rand Industrial Commitment Letter”) with certain financial institutions (the “Ingersoll Rand Industrial Commitment Parties”), pursuant to which the Ingersoll Rand Industrial Commitment Parties committed to provide the Ingersoll Rand Industrial Term Loan Facility subject to the terms and conditions of the Ingersoll Rand Industrial Commitment Letter.

It is expected that the Credit Agreement, dated as of July 30, 2013 (as amended by Amendment No. 1 to Credit Agreement, dated as of March 4, 2016, Amendment No. 2, dated as of August 17, 2017, Amendment No. 3, dated as of December 13, 2018, and Amendment No. 4 to Credit Agreement, dated as of June 28, 2019 (“Amendment No. 4”), and as further amended, restated, supplemented or otherwise modified from time to time), among Gardner Denver, as Holdings, Gardner Denver, Inc., as successor in interest to Renaissance Acquisition Corp., as the U.S. Borrower, GD German Holdings II GmbH, a company organized under the laws of Germany, as successor in interest to Gardner Denver Holdings GmbH & Co. KG, as the German Borrower, Gardner Denver Holdings Ltd., a company organized under the laws of England and Wales, as the UK Borrower, the lending institutions from time to time party thereto as lenders and Citibank, N.A., as administrative agent, swingline lender and letter of credit issuer (the “Existing Credit Agreement”) will be amended to reflect (a) the establishment of, prior to the Distribution, the Ingersoll Rand Industrial Term Loan Facility, which is expected to be deemed issued under the Existing Credit Agreement upon consummation of the merger, and (b) such other terms to be agreed with the lenders.

Pursuant to Amendment No. 4, Gardner Denver established a new senior secured revolving credit facility in an aggregate principal amount of $450 million (which will be increased to $1 billion upon the closing of the merger) (the “Revolving Credit Facility” and, together with the Ingersoll Rand Industrial Term Loan Facility, the “Facilities”). The Revolving Credit Facility is available in U.S. Dollars, Euros or Pounds Sterling and with $200 million (which will be increased to $400 million upon the closing of the merger) of the Revolving Credit Facility available for issuing letters of credit. The proceeds of the Revolving Credit Facility may be used for working capital and for other general corporate purposes, and to issue letters of credit as previously described. The Revolving Credit Facility will mature in June 2024.

It is expected that the proceeds of the Ingersoll Rand Industrial Term Loan Facility will be used in a single drawing on the closing date of the merger to pay, among other things, the Ingersoll Rand Industrial Payment.

Gardner Denver expects the Ingersoll Rand Industrial Term Loan Facility to have a 7-year maturity and that the credit documentation for the Facilities will be substantially similar to that of the Existing Credit Agreement, as modified to reflect any amendments prior to the closing date of the merger and the Transactions described in the Ingersoll Rand Industrial Commitment Letter. It is expected that Gardner Denver will have the right to request incremental term loans, increases in revolving commitments and/or incremental revolving credit facility tranches, and that the credit documentation for the Facilities have representations and warranties, affirmative and negative covenants and events of default consistent with the Existing Credit Agreement and customary for debt financings of this type.

The commitments of the lenders to enter into the credit documentation for the Ingersoll Rand Industrial Term Loan Facility are subject to various customary conditions. There can be no assurance that such credit documentation will be finalized, or on the terms outlined in the Ingersoll Rand Industrial Commitment Letter, or at all. The final terms of the credit documentation are subject to negotiation with the lenders and may vary from the terms described in the Ingersoll Rand Industrial Commitment Letter.

ADDITIONAL AGREEMENTS RELATED TO THE SEPARATION, THE DISTRIBUTION AND THE MERGER

Gardner Denver, Ingersoll Rand, Ingersoll Rand Industrial and Merger Sub and certain of their respective subsidiaries and stockholders, directors and officers, in each case as applicable, have entered into or, before the consummation of the Transactions, will enter into, certain other agreements relating to the Transactions and various interim and ongoing relationships among Ingersoll Rand, Ingersoll Rand Industrial and Gardner Denver. The material terms of these agreements are summarized below.

Employee Matters Agreement

In connection with the Transactions, Ingersoll Rand, Ingersoll Rand Industrial, and Gardner Denver have entered into an Employee Matters Agreement with respect to the transfer of certain employees of Ingersoll Rand and related matters, including terms of employment, benefit plan transition and coverage and other compensation and labor matters, and responsibility for employee and benefit plan liabilities for certain current and former employees of Ingersoll Rand. This summary is qualified by reference to the complete text of the Employee Matters Agreement, which is incorporated by reference herein and is filed as an exhibit to the registration statement of which this proxy statement/prospectus-information statement is a part.

Assumption of Certain Liabilities

With respect to the assumption of liabilities, the Employee Matters Agreement generally provides that:

•	Ingersoll Rand generally will retain responsibility for liabilities associated with employees who have been identified as employees of Ingersoll Rand or any of its subsidiaries, excluding all Industrial Employees, as defined below (collectively, the “IR Employees”) and liabilities for former employees of Ingersoll Rand or any of its subsidiaries, excluding all Industrial Employees and Former Industrial Employees, as defined below (collectively, the “Former IR Employees”);
•	Gardner Denver and its subsidiaries generally will assume responsibility for liabilities associated with employees who have been identified as employees who provided services to the Ingersoll Rand Industrial Business and/or were employed by Ingersoll Rand Industrial or any of its subsidiaries (collectively, the “Industrial Employees”) and liabilities for former employees who primarily served the Ingersoll Rand Industrial Business (collectively, the “Former Industrial Employees”); and
•	Gardner Denver and its subsidiaries specifically will assume any employment agreements between any Industrial Employee or Former Industrial Employee and Ingersoll Rand or any of its subsidiaries, agreements entered into between Ingersoll Rand or its subsidiaries and any independent contractor providing services primarily for the Ingersoll Rand Industrial Business, and the following liabilities with respect to any Industrial Employee or Former Industrial Employee: (i) collective bargaining agreements; (ii) employee compensation or benefits payable after the effective time of the merger; (iii) moving expenses and obligations that have not been paid prior to the effective time of the merger; (iv) immigration-related obligations and liabilities; (v) benefit plans sponsored or maintained by, or required to be contributed to by, Ingersoll Rand Industrial that are exclusively for the benefit of Industrial Employees and Former Industrial Employees; and (vi) liabilities with respect to claims made by, or with respect to, any Industrial Employee or Former Industrial Employee in connection with any benefit plan sponsored or maintained, or required to be contributed to by, Ingersoll Rand or its subsidiaries that is not exclusively for the benefit of Industrial Employees and Former Industrial Employees. However, if payments or losses incurred by Gardner Denver during the two-year period following the effective time of the merger with respect to Former Industrial Employees (other than for retirement plans and severance) exceed $20 million, Ingersoll Rand will reimburse Gardner Denver for the excess.

Post-Closing Maintenance of Compensation, Benefits and Work Location

With respect to employee benefits, the Employee Matters Agreement generally provides that:

•	For a period of 12 months following the effective time of the merger, Gardner Denver will provide to each Industrial Employee who continues to be employed with Gardner Denver or its subsidiaries (i) an annual base salary or base wage rate, target annual cash bonus opportunity, and commissions opportunity, as applicable, in each case that is no less than such Industrial Employee’s annual base salary or base wage rate, target cash bonus opportunity, or commissions opportunity, respectively, as in effect for such Industrial Employee immediately prior to the effective time of the merger; (ii) if applicable, a target annual equity or equity-based incentive award opportunity no less favorable than such Industrial Employee’s equity or equity-based incentive award opportunity for the year in which the effective time of the merger occurs; (iii) employee benefits and other compensation opportunities that are, in aggregate, substantially comparable to those employee benefits and other compensation opportunities in effect for such Industrial Employee immediately prior to the effective time; (iv) a principal work location that is no more than 35 miles from the Industrial Employee’s principal work location immediately prior to the effective time of the merger; and (v) relocation or repatriation benefits no less favorable than those the Industrial Employee would have received under Ingersoll Rand’s plans;

•	Prior to the effective time of the merger, Gardner Denver will establish or maintain for the benefit of Industrial Employees and Former Industrial Employees a qualified defined contribution plan;
•	Prior to the date of the Distribution, Ingersoll Rand Industrial will establish a new U.S. defined benefit pension plan to provide pension benefits to Industrial Employees and Former Industrial Employees who immediately prior to the effective time of the merger were participants in Ingersoll Rand’s U.S. defined benefit pension plan, and upon the effective time of the merger, Gardner Denver will maintain and administer and be responsible for all liabilities with respect to such plan, which plan will assume all liabilities under and a transfer of assets of Ingersoll Rand’s U.S. defined benefit pension plan;
•	From and after the Distribution, Ingersoll Rand will retain its UK pension plan;
•	Gardner Denver will assume liabilities with respect to Ingersoll Rand’s nonqualified deferred compensation plans for Industrial Employees and Former Industrial Employees, and for one year following the time of the Distribution may not terminate or amend any nonqualified deferred compensation plan in a manner adverse to any Industrial Employee (with such obligation to be effective for eight years following the Distribution for five specified senior executives);
•	Gardner Denver will establish a retiree health benefits plan for all eligible Industrial Employees and Former Industrial Employees and will maintain such plan for a period of three years following the effective time of the merger;
•	Ingersoll Rand will make a cash payment to Gardner Denver for the aggregate funding levels which are below a specified amount with respect to pension plans and nonqualified deferred compensation plans assumed by Gardner Denver and retiree health benefits liabilities to be provided to Industrial Employees and Former Industrial Employees by Gardner Denver;
•	Prior to the time of the Distribution, Ingersoll Rand will pay (i) earned but unpaid incentive compensation to Industrial Employees and Former Industrial Employees, and (ii) a bonus to eligible Industrial Employees determined based on target or actual performance during the year of the closing of the merger, and Gardner Denver will place eligible Industrial Employees in its own incentive compensation programs for the remainder of the year;
•	Gardner Denver will provide COBRA coverage for Former Industrial Employees;
•	For a period of one year following the effective time of the merger, Gardner Denver will assume all accrued vacation and provide each active Industrial Employee with paid time off according to Ingersoll Rand’s accrual schedule (or Gardner Denver’s schedule for similarly situated employees, if more favorable); and
•	Gardner Denver will (i) assume all of Ingersoll Rand’s ongoing severance obligations to Former Industrial Employees; (ii) establish a severance plan mirroring Ingersoll Rand’s severance plan to provide severance benefits to each eligible Industrial Employee, which plan cannot be terminated or amended for one year following the effective time of the merger; and (iii) for one year following the effective time of the merger, provide severance benefits to each involuntarily terminated Industrial Employee under the mirror severance plan, or if the Industrial Employee is not eligible to participate in such plan, that are no less favorable than the severance benefits provided under the ordinary severance guidelines of Ingersoll Rand, or Gardner Denver's severance policy or guideline applicable to similarly situated employees of Gardner Denver, whichever provides the greater benefit.

Treatment of Equity Compensation Awards

With respect to equity compensation awards, the Employee Matters Agreement provides, in general, for the conversion of each outstanding Ingersoll Rand equity award (other than any unvested options held by Former Industrial Employees or any vested options) granted to Industrial Employees under the IR Stock Plans into an adjusted award relating to shares of Gardner Denver common stock under the 2017 Equity Plan. Specifically:

•	Each Ingersoll Rand option that is unvested immediately prior to the time of the Distribution and is held by an Industrial Employee will be converted into a Gardner Denver option, with adjustments based on the Gardner Denver Ratio to the number of shares subject to the option and the exercise price of the option, subject to terms and conditions from and after the effective time of the merger that are substantially similar to the terms and conditions applicable to the corresponding unvested Ingersoll Rand option immediately prior to the time of the Distribution;
•	Each Ingersoll Rand restricted stock unit award held by an Industrial Employee immediately prior to the time of the Distribution will be replaced with a Gardner Denver restricted stock unit award that will cover a number of Gardner Denver restricted stock units adjusted based on the Gardner Denver Ratio, subject to substantially the same terms and conditions (including vesting terms) as in effect for the corresponding Ingersoll Rand restricted stock unit award immediately prior to the time of the Distribution; and
•	Each Industrial Employee who holds forfeited Ingersoll Rand performance stock units will be granted a replacement Gardner Denver restricted stock unit award that will cover a number of Gardner Denver restricted stock units adjusted based on the Gardner Denver Ratio, with the number of restricted stock units to be granted to be determined based on the average of the actual performance stock units by such Industrial Employee for each of the three years ending prior to the year in which the closing of the merger takes place (prorated based on the number of days remaining in the applicable performance period(s) for the forfeited performance units following the Distribution date), subject to substantially the same terms and conditions as in effect for the corresponding award of Ingersoll Rand performance stock units immediately prior to the time of the Distribution (except that each Gardner Denver restricted stock unit will time vest on the last day of the applicable performance period for the corresponding Ingersoll Rand performance stock unit, subject to the employee’s continued employment on such date).

The Employee Matters Agreement further provides, in general, that all Ingersoll Rand equity awards, other than as described above, will be retained by Ingersoll Rand. Specifically:

•	Each Ingersoll Rand option that is vested immediately prior to the time of the Distribution (regardless of who holds such vested option) and each Ingersoll Rand option that is unvested immediately prior to the time of the Distribution and is held by an IR Employee, Former IR Employee, Former Industrial Employee, or current or former member of Ingersoll Rand’s board of directors will remain an option to purchase Ingersoll Rand ordinary shares, with adjustments based on the Ingersoll Rand Ratio to the number of shares subject to the option and the exercise price of the option, subject to the same terms and conditions after the effective time as the terms and conditions applicable to the corresponding option immediately prior to the time of the Distribution;
•	Each award of Ingersoll Rand restricted stock units held by an IR Employee, Former IR Employee, or Former Industrial Employee immediately prior to the time of the Distribution will cover a number of Ingersoll Rand restricted stock units adjusted based on the Ingersoll Rand Ratio, subject to substantially the same terms and conditions before and after the effective time of the merger; and
•	Each award of Ingersoll Rand performance stock units held by an IR Employee, Former IR Employee, Industrial Employee, or Former Industrial Employee immediately prior to the time of the Distribution will cover a number of Ingersoll Rand performance stock units adjusted based on the Ingersoll Rand

Ratio, with the number of adjusted performance stock units held by an Industrial Employee prorated based on the number of days elapsed during the applicable performance period through the date of the Distribution, subject to substantially the same terms and conditions before and after the time of the Distribution.

Restrictive Covenants

In addition, the Employee Matters Agreement provides that for a period of 18 months following the effective time of the merger, Ingersoll Rand and Gardner Denver will each be subject to non-solicitation of employees and no hire covenants.

Tax Matters Agreement

Ingersoll Rand Industrial, Ingersoll Rand, and Gardner Denver will enter into a tax matters agreement (the “Tax Matters Agreement”) that will govern the parties’ respective rights, responsibilities and obligations with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the Reorganization, Distribution and certain related transactions to qualify for their intended tax treatment), tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and assistance and cooperation in respect of tax matters. This summary is qualified by reference to the complete text of the form of the Tax Matters Agreement, which is incorporated by reference and is filed as an exhibit to the registration statement of which this proxy statement/prospectus-information statement is a part.

In general under the Tax Matters Agreement:

•	Ingersoll Rand will be responsible for (i) any U.S. federal income taxes (and any related interest, penalties or audit adjustments) imposed on Ingersoll Rand’s U.S. consolidated tax group for any period, (ii) any income taxes (and any related interest, penalties or audit adjustments) imposed on Ingersoll Rand Industrial and/or any of its subsidiaries for any tax period or portion thereof ending on or prior to the date of the Distribution, (iii) any taxes (and any related interest, penalties or audit adjustments) of Ingersoll Rand Industrial attributable to assets or activities of the Industrial Rand business which does not include the industrial segment of the Industrial Rand business as conducted prior to the Distribution, (iv) certain transaction and transfer taxes arising from the Distribution and certain related transactions and (v) any taxes resulting from an action within Ingersoll Rand’s or its subsidiaries’ control or a breach by Ingersoll Rand of any covenant set forth in the Tax Matters Agreement or other transaction document or certain events relating to Ingersoll Rand, in each case, which would cause the transactions to fail to qualify for the intended tax treatment set forth in the Tax Matters Agreement, in each case except to the extent attributable to actions or events described in clause (iii) of the following paragraph; and
•	Gardner Denver and Ingersoll Rand Industrial will be responsible for (i) any taxes (and any related interest, penalties or audit adjustments) imposed on Ingersoll Rand Industrial (provided, that Ingersoll Rand Industrial is only responsible for such income taxes for any period or portion thereof beginning after the date of the Distribution), (ii) any taxes (and any related interest, penalties or audit adjustments) attributable to the industrial segment of the Industrial Rand business as conducted prior to the Distribution (provided, that Ingersoll Rand Industrial is only responsible for such income taxes for any period or portion thereof beginning after the date of the Distribution and is not responsible for U.S. federal income taxes imposed on Ingersoll Rand’s U.S. consolidated tax group), (iii) any taxes resulting from an action within Ingersoll Rand Industrial’s or Gardner Denver’s control, a breach by Ingersoll Rand Industrial or Gardner Denver of any covenant set forth in the Tax Matters Agreement or other transaction document, certain events relating to Ingersoll Rand Industrial or Gardner Denver or certain actions by specified Gardner Denver stockholders, in each case, which would cause the transactions to fail to qualify for the intended tax treatment set forth in the Tax Matters Agreement, and (iv) taxes relating to certain equity compensation issuances to Gardner Denver employees, in each case, except to the extent attributable to actions or events described in clause (v) of the preceding paragraph.

The parties’ obligations under the agreement will not be limited in amount or subject to any cap.

The Tax Matters Agreement will also assign responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In general, in the case of any tax contest with respect to the intended tax treatment of the Transactions, Ingersoll Rand will administer and control such tax contest and, in the case of any tax contest with respect to tax items on any tax return, the party that would be primarily liable under the Tax Matters Agreement to pay the applicable taxes resulting from such tax contest will administer and control such tax contest. However, the other party has participation and consent rights in any tax proceeding, if such tax proceeding involves taxes for which such other party is responsible. In addition, the Tax Matters Agreement provides for cooperation and information sharing with respect to tax matters.

The Tax Matters Agreement will also impose certain restrictions on Gardner Denver and Ingersoll Rand Industrial with respect to actions that could cause the Reorganization, Distribution and certain related transactions to fail to qualify for their intended tax treatment. Unless a ruling or will-level opinion (of counsel or an accounting firm) is received, during the two-year period following the Distribution, such restrictions on each of Gardner Denver and Ingersoll Rand Industrial include, restrictions on issuances of stock, purchases of outstanding stock, business combinations, sales or transfers of 50% or more of the gross assets of Ingersoll Rand Industrial, sales or transfers of certain active businesses, partial and full liquidations, the cessation of the active conduct of certain businesses, and certain other actions that could adversely affect the intended tax treatment of the Reorganization, Distribution and certain related transactions, subject to certain exceptions. In general, under the Tax Matters Agreement, each party is expected to be responsible for any taxes that arise from (i) the failure of the Distribution, together with certain related transactions, to qualify as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355, 361 and 368(a) and certain other relevant provisions of the Code, (ii) the failure of the merger to constitute a tax-free reorganization pursuant to Section 368(a) of the Code, or (iii) the failure of certain other related transactions consummated in connection with the Reorganization to qualify for their intended tax treatment, in each case, to the extent that the failure to so qualify is attributable to certain actions (or inactions) of, or certain events relating to, such party or certain persons related to such party. To the extent that the failure to qualify is not so attributable, such taxes will generally be the responsibility of Ingersoll Rand.

The Tax Matters Agreement is binding on and will inure to the benefit of any successor to any of the parties of the Tax Matters Agreement to the same extent as if such successor had been an original party to the Tax Matters Agreement.

IP Matters Agreement

Ingersoll Rand, Ingersoll Rand Industrial and Gardner Denver will enter into an Intellectual Property Matters Agreement, pursuant to which Ingersoll Rand and Ingersoll Rand Industrial will transfer and license to each other certain intellectual property used in their respective businesses.

Ingersoll Rand will assign to Ingersoll Rand Industrial certain patents, trademarks, domain names and invention disclosures owned by Ingersoll Rand that have been historically allocated to Ingersoll Rand Industrial and copyrights, software, trade secrets and other unregistered IP owned by Ingersoll Rand that are primarily related to its business (collectively, the “Industrial IP”), and Ingersoll Rand Industrial will assign to Ingersoll Rand any rights it may own in any intellectual property other than the Industrial IP. As discussed in “The Transaction Agreements—The Merger Agreement—Name Change” above, Industrial IP transferred to Ingersoll Rand Industrial will include the INGERSOLL-RAND trademarks and associated domain names.

Each of Ingersoll Rand and Ingersoll Rand Industrial will grant to the other a non-exclusive, royalty-free, perpetual and irrevocable license to all patents, copyrights, trade secrets and other intellectual property (other than trademarks) owned by the applicable licensor party and used in the other party’s business immediately prior to the time of the Distribution, solely for the conduct of such business as conducted on such date, together with natural or reasonable extensions and evolutions thereof.

Furthermore, for a period of five years, each of Ingersoll Rand and Gardner Denver will covenant that it and its affiliates will not bring any claim against the other party or its respective affiliates for infringement of any intellectual property owned by the covenanting party as of the effective time of the merger, in each case, solely with respect to products, services and the conduct of the business of the industrial segment of Gardner Denver and the climate segment of Ingersoll Rand, respectively, together with natural or reasonable extensions and evolutions of such segments.

Neither party may assign the Intellectual Property Matters Agreement without the consent of the other party, except that a party may assign without consent to its affiliate or in connection with a sale or merger transaction, or in connection with certain divestitures of a business, in which case such divested business shall retain the licenses granted to it under the Intellectual Property Matters Agreement as limited to its business as of the date of the divestment and the natural or reasonable extensions or evolutions thereof.

The licenses under the Intellectual Property Matters Agreement are irrevocable, and the agreement may not be terminated except by mutual agreement of both parties.

Trademark License Agreement

Ingersoll Rand and Ingersoll Rand Industrial will enter into the Trademark License Agreement, pursuant to which Ingersoll Rand Industrial will grant Ingersoll Rand a non-exclusive, royalty-free license to use the INGERSOLL-RAND trademark, as well as other trademarks owned by Ingersoll Rand Industrial and used by Ingersoll Rand prior to the time of the Distribution (the “Licensed Marks”), solely in a manner consistent with Ingersoll Rand’s past use of such trademarks and for the purpose of transitional or “phase out” use.

The license to Ingersoll Rand shall remain in effect for the following time periods in connection with the following uses:

•	9 months with respect to the commercialization (including the manufacture, sale and distribution) of products and services offered or sold by Ingersoll Rand immediately prior to the time of the Distribution (the “Licensed Products and Services”) and the packaging thereof;
•	1 year with respect to building signage;
•	90 days with respect to websites, social media, email addresses, domain names and other online uses and materials;
•	90 days with respect to corporate names (and, for an additional 90 days after such name changes have been approved by the applicable authorities, with respect to stationery, business cards, invoices and other materials of such entity); and
•	180 days with respect to other uses of the Licensed Marks, including sales literature, billboards, vehicle markings and uniforms.

Solely in the event that Ingersoll Rand has not changed its corporate name as of the time of the Distribution, Ingersoll Rand Industrial will additionally grant Ingersoll Rand a non-exclusive, royalty-free license to use the name Ingersoll-Rand plc solely as the legal entity name of Ingersoll Rand and to the minimum extent required by law to operate its business, until such time as Ingersoll Rand changes its legal entity name and for a transitional period of 90 days thereafter.

Neither party may assign the Trademark License Agreement without the consent of the other party, except that a party may assign without consent to its affiliate or in connection with a sale or merger transaction, or in connection with certain divestitures of a business, in which case such divested business shall retain the licenses granted to it under the Trademark License Agreement as limited to its business as of the date of the divestment and the natural or reasonable extensions or evolutions thereof.

Transition Services Agreement

Ingersoll Rand Industrial and Ingersoll Rand will enter into a transition services agreement pursuant to which Ingersoll Rand Industrial and its affiliates and Ingersoll Rand and its affiliates will provide, on an interim, transitional basis, various services to each other and their respective affiliates. The services that will be provided under the agreement will be described in a services schedule attached to the agreement. The charges for the services will be determined on an allocated cost basis, subject to an overall annual aggregate cap.

The term of the Transition Services Agreement will be 24 calendar months after the closing date of the merger, subject to an option to extend the term of certain services or groups of services for up to 6 months if the recipient of such services reasonably determines in good faith that such extension is necessary for the operation of its business. The recipient of a particular service may terminate or reduce such service for convenience, subject to a specified minimum notice period and payment of any incremental out-of-pocket fees or expenses payable by the provider of such services to third-party providers solely as a result of such early termination. Such termination or reduction is also subject to the concurrent termination or reduction of interdependent services, if applicable, and agreement to pay any increased costs of providing any other service arising from such termination or reduction.

The liability of each party under the Transition Services Agreement will be limited to two times the amounts paid to such party for the provision of services to the other party under the agreement, except for such party’s liability with respect to its fraud, bad faith, willful misconduct or gross negligence.

Real Estate Matters Agreement

Ingersoll Rand and Ingersoll Rand Industrial will enter into a Real Estate Matters Agreement pursuant to which Ingersoll Rand will transfer to, or share with, Ingersoll Rand Industrial certain leased and owned property, and Ingersoll Rand Industrial will transfer to or share with Ingersoll Rand certain leased and owned property. The Real Estate Matters Agreement will describe the manner in which the specified leased and owned properties are transferred or shared, including the following types of transactions:

•	conveyances to Ingersoll Rand Industrial of specified properties that Ingersoll Rand owns;
•	conveyances to Ingersoll Rand of specified properties that Ingersoll Rand Industrial owns;
•	leases to Ingersoll Rand Industrial of portions of specified properties owned by Ingersoll Rand;
•	leases to Ingersoll Rand of portions of specified properties owned by Ingersoll Rand Industrial;
•	assignments of Ingersoll Rand’s leases for specified leased properties to Ingersoll Rand Industrial;
•	assignments of Ingersoll Rand Industrial’s leases for specified leased properties to Ingersoll Rand;
•	subleases to Ingersoll Rand of portions of specified properties leased by Ingersoll Rand Industrial; and
•	subleases to Ingersoll Rand Industrial of portions of specified properties leased by Ingersoll Rand.

Stockholders Agreement Amendment

On April 30, 2019, in connection with the merger, Gardner Denver and KKR Renaissance Aggregator entered into an amendment (the “Stockholders Agreement Amendment”) to the Stockholders Agreement between Gardner Denver and KKR Renaissance Aggregator dated as of May 17, 2017 (the “Stockholders Agreement”). The Stockholders Agreement Amendment, among other things, amends KKR Renaissance Aggregator’s right to nominate directors to the Gardner Denver Board under the Stockholders Agreement such that KKR Renaissance Aggregator will have the right to nominate to the Gardner Denver board of directors a number of designees equal to at least (i) 14% of the total number of directors so long as KKR Renaissance Aggregator and its affiliates beneficially own 10% or more of the outstanding shares of Gardner Denver common stock and (ii) 10% of the total number of directors so long KKR Renaissance Aggregator and its affiliates beneficially own 5% or more, but less than 10%, of the outstanding shares of Gardner Denver common stock, in each case, rounded up to the nearest whole number of directors, and removes the right of KKR Renaissance Aggregator to nominate more than 14% of the total number of directors at increased ownership levels. In addition, the Stockholders Agreement Amendment will remove special approval rights of the KKR designees to the Gardner Denver board of directors with respect to certain matters. KKR Renaissance Aggregator has also agreed to certain covenants with respect to acquisitions of Gardner Denver common stock following the effective time of the merger.

The Stockholders Agreement Amendment will become effective as of the effective time of the merger.

Voting And Support Agreement

In connection with the transactions contemplated by the Merger Agreement, Ingersoll Rand has entered into a Voting and Support Agreement with KKR Renaissance Aggregator, a stockholder of Gardner Denver (the “Voting and Support Agreement”). Under the terms of the Voting and Support Agreement, KKR Renaissance Aggregator has agreed to vote all shares beneficially owned by it in favor of the Share Issuance proposal and against any competing proposal and any agreement, amendment of Gardner Denver’s organizational documents or other action that would reasonably be expected to prevent or delay the consummation of the merger, other than as would result in certain material amendments to the Merger Agreement that would be adverse to KKR Renaissance Aggregator (a “Material Amendment”). KKR Renaissance Aggregator is restricted, during the term of the agreement, from selling, transferring, pledging, encumbering, assigning or otherwise disposing of any shares of Gardner Denver common stock it beneficially owns, as well as from granting any proxies with respect to such shares or placing any such shares in a voting trust.

The Voting and Support Agreement will generally terminate on the earliest of the termination of the Merger Agreement in accordance with its terms, the consummation of the merger and the execution of any instrument that is a Material Amendment.

Other Agreements

In addition, Gardner Denver, Ingersoll Rand and Ingersoll Rand Industrial expect to enter into other commercial agreements or arrangements in connection with the separation of the operations of the Ingersoll Rand Industrial Business from Ingersoll Rand, including, without limitation, (i) certain post-closing supply agreements for the supply to each other of certain of their (and their respective affiliates) manufactured products, (ii) a tender agreement providing for tendering of claims between the parties in relation to certain asbestos liabilities and related matters and (iii) a lease with respect to the combined company’s North American headquarters.

DESCRIPTION OF CAPITAL STOCK OF GARDNER DENVER AND THE COMBINED COMPANY

The following is a summary of the material terms of Gardner Denver’s capital stock and the provisions of Gardner Denver’s second amended and restated certificate of incorporation and amended and restated bylaws. It also summarizes relevant provisions of the DGCL. Since the terms of Gardner Denver’s second amended and restated certificate of incorporation and amended and restated bylaws and the DGCL are more detailed than the general information provided below, all stockholders are urged to read the actual provisions of those documents and the DGCL. The following summary of Gardner Denver’s capital stock is subject in all respects to the DGCL, Gardner Denver’s second amended and restated certificate of incorporation and Gardner Denver’s amended and restated bylaws. Gardner Denver’s second amended and restated certificate of incorporation and amended and restated bylaws are incorporated by reference into this the registration statement of which proxy statement/prospectus-information statement is a part. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information; Incorporation By Reference.” Gardner Denver’s second amended and restated certificate of incorporation and amended and restated bylaws will not be amended or modified in the merger.

General

As of the date of this proxy statement/prospectus-information statement, Gardner Denver’s authorized capital stock consisted of:

•	1,000,000,000 shares of common stock, par value $0.01 per share; and
•	100,000,000 shares of preferred stock, par value $0.01 per share.

As of the record date, there were approximately       shares of Gardner Denver common stock outstanding and approximately        holders of record of Gardner Denver common stock. As of the record date, no shares of Gardner Denver preferred stock were issued and outstanding.

Common Stock

All shares of Gardner Denver common stock to be outstanding upon consummation of the merger will be validly issued, fully paid and nonassessable.

Voting Rights

Holders of Gardner Denver’s common stock are entitled to one vote for each share held of record on all matters to which stockholders are entitled to vote generally, including the election or removal of directors. The holders of Gardner Denver’s common stock do not have cumulative voting rights in the election of directors. The holders of Gardner Denver common stock are not entitled to vote on any amendment to Gardner Denver’s second amended and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon. The number of authorized shares of preferred stock or common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of Gardner Denver entitled to vote thereon.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend is subject to the discretion of Gardner Denver’s board of directors. The time and amount of dividends is dependent upon Gardner Denver’s financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in Gardner Denver’s debt instruments, industry trends, the provisions of Delaware law affecting the payment of dividends to stockholders and any other factors Gardner Denver’s board of directors may consider relevant.

Liquidation Rights

Upon Gardner Denver’s liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of Gardner Denver’s common stock are entitled to receive pro rata Gardner Denver’s remaining assets available for distribution.

Preemptive and Other Rights

Holders of Gardner Denver’s common stock do not have preemptive, subscription, redemption or conversion rights. The common stock is not subject to further calls or assessment by Gardner Denver. There is no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Gardner Denver’s second amended and restated certificate of incorporation authorizes Gardner Denver’s board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the NYSE, the authorized shares of preferred stock will be available for issuance without further action by common stockholders. Gardner Denver’s board of directors may determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

•	the designation of the series;
•	the number of shares of the series, which Gardner Denver’s board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);
•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
•	the dates at which dividends, if any, will be payable;
•	the redemption rights and price or prices, if any, for shares of the series;
•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of Gardner Denver;
•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of Gardner Denver or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;
•	restrictions on the issuance of shares of the same series or of any other class or series; and
•	the voting rights, if any, of the holders of the series.

Gardner Denver could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of a stockholder might believe to be in its best interests or in which a stockholder might receive a premium for Gardner Denver common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of Gardner Denver common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of Gardner Denver’s common stock.

Anti-Takeover Effects of Gardner Denver’s Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Gardner Denver’s second amended and restated certificate of incorporation, amended and restated bylaws and the DGCL, which are summarized in the following paragraphs, contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of Gardner Denver’s board of directors. These provisions are intended to avoid costly takeover battles, reduce Gardner Denver’s vulnerability to a hostile change of control and enhance the ability of Gardner Denver’s board of directors to maximize stockholder value in connection with any unsolicited offer to acquire Gardner Denver. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of Gardner Denver by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply if and so long as Gardner Denver’s common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Gardner Denver’s board of directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of Gardner Denver or the removal of Gardner Denver’s management. Moreover, Gardner Denver’s authorized but unissued shares of preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable Gardner Denver’s board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of Gardner Denver by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of Gardner Denver’s management and possibly deprive Gardner Denver’s stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board of Directors

Gardner Denver’s second amended and restated certificate of incorporation provides that Gardner Denver’s board of directors be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of Gardner Denver’s board of directors are elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of Gardner Denver’s board of directors. Gardner Denver’s second amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors are fixed from time to time exclusively pursuant to a resolution adopted by the Gardner Denver board of directors.

Business Combinations

Gardner Denver has opted out of Section 203 of the DGCL; however, Gardner Denver’s second amended and restated certificate of incorporation contains similar provisions providing that Gardner Denver may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, Gardner Denver’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of Gardner Denver’s voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by Gardner Denver’s board of directors and by the affirmative vote of holders of at least 66 2∕3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of Gardner Denver’s voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring Gardner Denver to negotiate in advance with the Gardner Denver board of directors because the stockholder approval requirement would be avoided if Gardner Denver’s board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in Gardner Denver’s board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Gardner Denver’s second amended and restated certificate of incorporation provides that KKR Renaissance Aggregator and its affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in Gardner Denver’s second amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Gardner Denver’s second amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when KKR Renaissance Aggregator and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of Gardner Denver entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of Gardner Denver entitled to vote thereon, voting together as a single class. In addition, Gardner Denver’s second amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the Stockholders Agreement, any vacancies on Gardner Denver’s board of directors are filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when KKR Renaissance Aggregator and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of Gardner Denver entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by stockholders).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Gardner Denver’s second amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of Gardner Denver’s stock entitled to vote generally in the election of directors are able to elect all Gardner Denver’s directors.

Special Stockholder Meetings

Gardner Denver’s second amended and restated certificate of incorporation provides that special meetings of Gardner Denver’s stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, so long as KKR Renaissance Aggregator and its affiliates own, in the aggregate, less than 40% in voting power of the stock of Gardner Denver entitled to vote generally in the election of directors, special meetings of Gardner Denver’s stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of KKR Renaissance Aggregator and its affiliates. Gardner Denver’s amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of Gardner Denver.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Gardner Denver’s amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Gardner Denver board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide Gardner Denver with certain information. Generally, to be timely, a stockholder’s notice must be received at Gardner Denver’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Gardner Denver’s amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. Gardner Denver’s amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions do not apply to KKR Renaissance Aggregator and its affiliates so long as the Stockholders Agreement Sponsor remains in effect. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of Gardner Denver.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Gardner Denver common stock entitled to vote thereon were present and voted, unless Gardner Denver’s second amended and restated certificate of incorporation provides otherwise. Gardner Denver’s second amended and restated certificate of incorporation precludes stockholder action by written consent at any time when KKR Renaissance Aggregator and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of Gardner Denver entitled to vote generally in the election of directors; provided, that any action required or permitted to be taken by the holders of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken by written consent to the extent provided by the applicable certificate of designation relating to such series.

Supermajority Provisions

Gardner Denver’s second amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, Gardner Denver’s bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or Gardner Denver’s second amended and restated certificate of incorporation. For as long as KKR Renaissance Aggregator and its affiliates beneficially own, in the aggregate, at least 40% in voting power of the stock of Gardner Denver entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of Gardner Denver’s bylaws by Gardner Denver’s stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of Gardner Denver common stock present in person or represented by proxy and entitled to vote on such amendment, alteration, rescission or repeal. At any time when KKR Renaissance Aggregator and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of Gardner Denver entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of Gardner Denver’s bylaws by Gardner Denver’s stockholders requires the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of Gardner Denver entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Gardner Denver’s second amended and restated certificate of incorporation provides that at any time when KKR Renaissance Aggregator and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of Gardner Denver entitled to vote generally in the election of directors, the following provisions in Gardner Denver’s second amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2∕3 in voting power of all the then-outstanding shares of stock of Gardner Denver entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2∕3% supermajority vote for stockholders to amend Gardner Denver’s bylaws;
•	the provisions providing for a classified board of directors (the election and term of Gardner Denver’s directors);
•	the provisions regarding resignation and removal of directors;
•	the provisions regarding competition and corporate opportunities;
•	the provisions regarding entering into business combinations with interested stockholders;
•	the provisions regarding stockholder action by written consent;
•	the provisions regarding calling special meetings of stockholders;
•	the provisions regarding filling vacancies on Gardner Denver’s board of directors and newly created directorships;
•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and
•	the amendment provision requiring that the above provisions be amended only with a 66 2∕3% supermajority vote.

The combination of the classification of Gardner Denver’s board of directors, the lack of cumulative voting and the supermajority voting requirements make it more difficult for Gardner Denver’s existing stockholders to replace Gardner Denver’s board of directors as well as for another party to obtain control of Gardner Denver by replacing Gardner Denver’s board of directors. Because Gardner Denver’s board of directors has the power to retain and discharge Gardner Denver’s officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers, delaying, or preventing changes in control of Gardner Denver’s management or Gardner Denver, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of Gardner Denver’s board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of Gardner Denver. These provisions are designed to reduce Gardner Denver’s vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for Gardner Denver’s shares and, as a consequence, they also may inhibit fluctuations in the market price of Gardner Denver’s shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, Gardner Denver’s stockholders have appraisal rights in connection with a merger or consolidation of Gardner Denver. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery. Gardner Denver’s stockholders will not be entitled to exercise appraisal or dissenter’s rights under the DGCL in connection with the merger.

Stockholders’ Derivative Actions

Under the DGCL, any of Gardner Denver’s stockholders may bring an action in Gardner Denver’s name to procure a judgment in Gardner Denver’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of Gardner Denver’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Gardner Denver’s second amended and restated certificate of incorporation provides that unless Gardner Denver consents to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of Gardner Denver, (ii) action asserting a claim of breach of a fiduciary duty owed by any director or officer of Gardner Denver to Gardner Denver or its stockholders, creditors or other constituents, (iii) action asserting a claim against Gardner Denver or any director or officer of Gardner Denver arising pursuant to any provision of the DGCL or Gardner Denver’s second amended and restated certificate of incorporation or Gardner Denver’s amended and restated bylaws or (iv) action asserting a claim against Gardner Denver or any director or officer of Gardner Denver governed by the internal affairs doctrine; provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state court sitting in the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Gardner Denver shall be deemed to have notice of and consented to the forum provisions in Gardner Denver’s second amended and restated certificate of incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Gardner Denver’s second amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that Gardner Denver has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to Gardner Denver’s officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are Gardner Denver or its subsidiaries’ employees. Gardner Denver’s second amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, each of KKR Renaissance Aggregator or any of its affiliates or any director who is not employed by Gardner Denver (including any non-employee director who serves as one of Gardner Denver’s officers in both his director and officer capacities) or his or her affiliates has no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which Gardner Denver or its affiliates now engage or propose to engage or (ii) otherwise competing with Gardner Denver or its affiliates. In addition, to the fullest extent permitted by law, in the event that KKR Renaissance Aggregator or any of its affiliates or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for Gardner Denver or its affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to Gardner Denver or any of its affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Gardner Denver’s second amended and restated certificate of incorporation does not renounce its interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of Gardner Denver. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for Gardner Denver unless it would be permitted to undertake the opportunity under its second amended and restated certificate of incorporation, it has sufficient financial resources to undertake the opportunity and the opportunity would be in line with its business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Gardner Denver’s second amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of Gardner Denver and Gardner Denver’s stockholders, through stockholders’ derivative suits on Gardner Denver’s behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, repurchases or redemptions or derived an improper benefit from his or her actions as a director.

Gardner Denver’s amended and restated bylaws provide that it must generally indemnify, and advance expenses to, its directors and officers to the fullest extent authorized by the DGCL. Gardner Denver is also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for Gardner Denver’s directors, officers and certain employees for some liabilities. Gardner Denver believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in Gardner Denver’s second amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit Gardner Denver and its stockholders.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for Gardner Denver common stock.

DESCRIPTION OF INGERSOLL RAND INDUSTRIAL COMMON STOCK

The following description of the material terms of the common stock of Ingersoll Rand Industrial includes a summary of certain provisions of Ingersoll Rand Industrial’s certificate of incorporation and bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of Ingersoll Rand Industrial’s certificate of incorporation or Ingersoll Rand Industrial’s bylaws.

Ingersoll Rand Industrial’s authorized capital stock currently consists of 1,000 shares of common stock, par value $0.01 per share, 100 shares of which are issued and outstanding and held by a subsidiary of Ingersoll Rand. A holder of Ingersoll Rand Industrial common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders, and there are no cumulative voting rights. The holders of Ingersoll Rand Industrial common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by Ingersoll Rand Industrial’s board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of Ingersoll Rand Industrial holders of its common stock will be entitled to ratable distribution of its assets remaining after the payment in full of its liabilities. Holders of Ingersoll Rand Industrial common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Ingersoll Rand Industrial common stock.

Prior to the Distribution, Ingersoll Rand Industrial will amend its certificate of incorporation to increase the number of authorized shares of Ingersoll Rand Industrial common stock so that it exceeds the number of shares to be distributed to Ingersoll Rand shareholders in connection with the Distribution. Ingersoll Rand will cause Ingersoll Rand’s stockholders on the record date of the Distribution to receive on a pro rata basis all of the outstanding shares of Ingersoll Rand Industrial. Holders of Ingersoll Rand ordinary shares will retain all of their shares of Ingersoll Rand ordinary shares, and the Transactions will not affect any rights of Ingersoll Rand shareholders with respect to those shares.

In the Merger, each issued and outstanding share of Ingersoll Rand Industrial common stock will be automatically converted into the right to receive a number of fully paid and non-assessable shares of Gardner Denver common stock based on the exchange ratio set forth in the Merger Agreement. See “The Transactions—Calculation of the Merger Consideration”.

No trading market currently exists or ever will exist for Ingersoll Rand Industrial common stock. Ingersoll Rand and Ingersoll Rand shareholders will not be able to trade Ingersoll Rand Industrial common stock before or after it is automatically converted into the right to receive Gardner Denver common stock in the merger.

COMPARISON OF RIGHTS OF STOCKHOLDERS BEFORE AND AFTER THE MERGER

Gardner Denver is incorporated in the State of Delaware and the rights of Gardner Denver stockholders are governed by Delaware law and by Gardner Denver’s second amended and restated certificate of incorporation and amended and restated bylaws and amended stockholders agreement. Ingersoll Rand is incorporated in the Republic of Ireland and the rights of Ingersoll Rand shareholders are governed by Irish law and by Ingersoll Rand’s restated constitution. After the merger, shareholders of Ingersoll Rand will also become stockholders of Gardner Denver, and their rights as such will be governed by Delaware law, Gardner Denver’s second amended and restated certificate of incorporation, amended and restated bylaws and amended stockholders agreement.

The following is a summary of the material differences between the rights of Gardner Denver stockholders and the rights of Ingersoll Rand shareholders. Although Gardner Denver and Ingersoll Rand believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of Gardner Denver stockholders and Ingersoll Rand shareholders, and it is qualified in its entirety by reference to Delaware law, Irish law and the various documents of Gardner Denver and Ingersoll Rand referenced in this summary. You should carefully read this entire proxy statement/prospectus-information statement and the other documents referenced in this proxy statement/prospectus-information statement for a more complete understanding of the differences between being a stockholder of Gardner Denver and being a shareholder of Ingersoll Rand. Copies of the respective companies’ constituent documents have been filed with the SEC. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information; Incorporation By Reference.”

Gardner Denver	Ingersoll Rand
Authorized and Outstanding Capital Stock

The authorized capital stock of Gardner Denver currently is (1) 1,000,000,000 shares of common stock, without par value, and (2) 100,000,000 shares of preferred stock, without par value.

Gardner Denver’s second amended and restated certificate of incorporation provides that the relative rights, preferences and limitations of preferred stock may be determined by the board of directors.

As of the record date, there were           shares of Gardner Denver common stock outstanding and no shares of preferred stock outstanding, and approximately           holders of record of Gardner Denver common stock.

The authorized share capital of Ingersoll Rand is €40,000 and US$1,175,010,000 divided into 40,000 ordinary shares with a nominal value of €1 per share, and 1,175,000,000 ordinary shares with a nominal value of US$1.00 per share and 10,000,000 preferred shares with a nominal value of US$0.001 per share.

Ingersoll Rand may issue shares subject to the maximum prescribed by its authorized share capital contained in its memorandum of association.

As a matter of Irish company law, the directors of a company may issue new ordinary or preferred shares without shareholder approval once authorized to do so by the articles of association of the company or by an ordinary resolution adopted by the shareholders at a general meeting. An ordinary resolution requires over 50% of the votes of a company’s shareholders cast at a general meeting. The authority conferred can be granted for a maximum period of five years, at which point it must be renewed by the shareholders of the company by an ordinary resolution.

Because of this requirement of Irish law, at the 2019 annual general meeting of Ingersoll Rand, the shareholders of Ingersoll Rand adopted an ordinary resolution authorizing the directors to issue up to an aggregate nominal amount of $87,655,777 (87,655,777 shares) (being equivalent to approximately 33% of the aggregate nominal value of the issued

Gardner Denver	Ingersoll Rand

ordinary share capital of the Company as of April 8, 2019), for a period of 18 months from June 7, 2019.

The authorized share capital may be increased or reduced by way of an ordinary resolution of Ingersoll Rand’s shareholders. The shares comprising the authorized share capital of Ingersoll Rand may be divided into shares of such par value as the resolution shall prescribe.

Ingersoll Rand’s articles of association entitle the board of directors, without shareholder approval, to determine the terms of the preferred shares issued by Ingersoll Rand. The Ingersoll Rand board of directors is authorized, without obtaining any vote or consent of the holders of any class or series of shares unless expressly provided by the terms of that class or series of shares, to provide from time to time for the issuance of other classes or series of preferred shares and to establish the characteristics of each class or series, including the number of shares, designations, relative voting rights, dividend rights, liquidation and other rights, redemption, repurchase or exchange rights and any other preferences and relative, participating, optional or other rights and limitations not inconsistent with applicable law.

Irish law does not recognize fractional shares held of record; accordingly, Ingersoll Rand’s articles of association do not provide for the issuance of fractional shares of Ingersoll Rand, and the official Irish register of Ingersoll Rand does not reflect any fractional shares.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves, broadly, means the accumulated realized profits of Ingersoll Rand less accumulated realized losses of Ingersoll Rand. In addition, no distribution or dividend may be made unless the net assets of Ingersoll Rand are equal to, or in excess of, the aggregate of Ingersoll Rand’s called up share capital plus undistributable reserves and the distribution does not reduce Ingersoll Rand’s net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which Ingersoll Rand’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed Ingersoll Rand’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

Gardner Denver	Ingersoll Rand
Declaration and payment of any dividend is subject to the discretion of Gardner Denver’s board of directors. The time and amount of dividends is dependent upon Gardner Denver’s financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in Gardner Denver’s debt instruments, industry trends, the provisions of Delaware law affecting the payment of dividends to stockholders and any other factors Gardner Denver’s board of directors may consider relevant.

The determination as to whether or not Ingersoll Rand has sufficient distributable reserves to fund a dividend must be made by reference to “relevant accounts” of Ingersoll Rand. The “relevant accounts” will be either the last set of unconsolidated annual audited financial statements or unaudited financial statements prepared in accordance with the Irish Companies Act 2014, which give a “true and fair view” of Ingersoll Rand’s unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

The mechanism as to who declares a dividend and when a dividend shall become payable is governed by the articles of association of Ingersoll Rand. Ingersoll Rand’s articles of association authorize the directors to declare such dividends as appear justified from the profits of Ingersoll Rand without the approval of the shareholders at a general meeting. The board of directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting. Although the shareholders may direct that the payment be made by distribution of assets, shares or cash, no dividend issued may exceed the amount recommended by the directors. The dividends can be declared and paid in the form of cash or non-cash assets.

The directors of Ingersoll Rand may deduct from any dividend payable to any member all sums of money (if any) payable by such member to Ingersoll Rand in relation to the shares of Ingersoll Rand. The directors of Ingersoll Rand are also entitled to issue shares with preferred rights to participate in dividends declared by Ingersoll Rand. The holders of such preferred shares may, depending on their terms, be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.

Voting Rights

Under Delaware law and Gardner Denver’s amended and restated bylaws, the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the shareholders, unless the DGCL, the certificate of incorporation or the bylaws of the corporation specify a different voting requirement. Gardner Denver’s amended and restated bylaws provide that, when a quorum is present or represented at any meeting, the vote of the holders of a majority of

Where a poll is demanded at a general meeting, every shareholder shall have one vote for each ordinary share that he or she holds as of the record date for the meeting. Voting rights on a poll may be exercised by shareholders registered in Ingersoll Rand’s share register as of the record date for the meeting or by a duly appointed proxy of such a registered shareholder, which proxy need not be a shareholder. Where interests in shares are held by a nominee trust company this company may exercise the rights of the beneficial holders on their behalf as their proxy. All

Gardner Denver	Ingersoll Rand
the voting power of the shares of stock present in person or by proxy and entitled to vote thereon shall decide any question brought before such meeting.

Holders of Gardner Denver common stock are entitled to one vote for each share held of record on all matters to which stockholders are entitled to vote generally, including the election or removal of directors. The holders of Gardner Denver common stock do not have cumulative voting rights in the election of directors.

The holders of Gardner Denver common stock are not entitled to vote on any amendment to Gardner Denver’s second amended and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon. The number of authorized shares of Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of Gardner Denver entitled to vote thereon.

proxies must be appointed in the manner prescribed by Ingersoll Rand’s articles of association. The articles of association of Ingersoll Rand permit the appointment of proxies by the shareholders to be notified to Ingersoll Rand electronically.

Ingersoll Rand’s articles provide that a resolution put to a vote at a general meeting shall be decided by poll, taken in such manner as the chairman directs.

In accordance with the articles of association of Ingersoll Rand, the directors of Ingersoll Rand may from time to time cause Ingersoll Rand to issue preferred shares. These preferred shares may have such voting rights as may be specified in the terms of such preferred shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the preferred shares).

Treasury shares are not be entitled to vote at general meetings of shareholders.

Irish company law requires “special resolutions” of the shareholders at a general meeting to approve certain matters. A special resolution requires not less than 75% of the votes cast of Ingersoll Rand’s shareholders at a general meeting. This may be contrasted with “ordinary resolutions,” which require a simple majority of the votes of Ingersoll Rand’s shareholders cast at a general meeting. Examples of matters requiring special resolutions include:

•   amending the objects of Ingersoll Rand;

•   amending the articles of association of Ingersoll
    Rand;

•   approving the change of name of Ingersoll Rand;

•   authorizing the entering into of a guarantee or
    provision of security in connection with a loan,
    quasi-loan or credit transaction to a director or
    connected person;

•   opting out of pre-emption rights on the issuance of
    new shares;

•   re-registration of Ingersoll Rand from a public
    limited company as a private company;

•   variation of class rights attaching to classes of
    shares;

Gardner Denver	Ingersoll Rand

•   purchase of own shares off-market;

•   the reduction of share capital;

•   resolving that Ingersoll Rand be wound up by the
    Irish courts;

•   resolving in favor of a shareholders’ voluntary
    winding-up;

•   re-designation of shares into different share classes;
    and

•   setting the re-issue price of treasury shares.

    A scheme of arrangement with shareholders
    requires a court order from the Irish High Court
    and the approval of: (1) 75% of the voting
    shareholders by value; and (2) more than 50% in
    number of the voting shareholders, at a meeting
    called to approve the scheme.

Number of Directors; Election; Classified Board; Removal; Vacancies

Number of Directors. Under Delaware law, the minimum number of directors a corporation may have is one.

Gardner Denver’s second amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors are fixed from time to time exclusively pursuant to a resolution adopted by the board of directors. Gardner Denver currently has eleven directors.

Number of Directors. The Irish Companies Act 2014 provides for a minimum of two directors. Ingersoll Rand’s articles of association provide for a minimum of two directors and a maximum of twenty directors, with the exact number of directors determined from time to time solely by the board by a resolution of the directors. The shareholders of Ingersoll Rand may from time to time increase or reduce the maximum number, or increase the minimum number, of directors by a special resolution amending the articles of association.

The Merger Agreement provides that the board of directors of Gardner Denver shall take all action necessary such that, effective as of the effective time of the merger, the board of directors of Gardner Denver will consist of ten members, comprised of seven current Gardner Denver directors selected by the board of directors of Gardner Denver and three individuals selected by Ingersoll Rand. See “The Transactions—Board of Directors and Management of Gardner Denver Following the Merger.” Pursuant to the amended stockholders’ agreement, KKR Renaissance Aggregator has the right to nominate to the Gardner Denver board of directors a number of designees equal to at least (i) 14% of the total number of directors so long as KKR Renaissance Aggregator and its affiliates beneficially own 10% or more of the

Gardner Denver	Ingersoll Rand
outstanding shares of Gardner Denver common stock and (ii) 10% of the total number of directors so long KKR Renaissance Aggregator and its affiliates beneficially own 5% or more, but less than 10%, of the outstanding shares of Gardner Denver common stock, in each case, rounded up to the nearest whole number of directors.

Election. Gardner Denver’s board members are elected by plurality voting, meaning that the number of director nominees equal to the number of board seats subject to the election who receive the greatest number of votes are elected

Election. Directors are elected by the affirmative vote of a majority of the votes cast by shareholders at an annual general meeting and serve for one year terms; provided that in the event of a contested election the directors are elected by plurality voting. Any nominee for director who does not receive a majority of the votes cast is not elected to the board. However, because Irish law requires a minimum of two directors at all times, in the event that an election results in no director being elected, each of the two nominees receiving the greatest number of votes in favor of his or her election shall hold office until his or her successor shall be elected. In the event that an election results in only one director being elected, that director shall be elected and shall serve for a one year term, and the nominee receiving the greatest number of votes in favor of their election shall hold office until his or her successor shall be elected.

Classified Board. Gardner Denver’s second amended and restated certificate of incorporation provides that its board of directors be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of Gardner Denver’s board of directors are elected each year.

No Classified Board. Ingersoll Rand’s articles of association provide that at every annual general meeting of Ingersoll Rand, all of the directors shall retire from office unless re-elected by ordinary resolution or plurality vote at the annual general meeting.

Removal. The DGCL provides that, unless otherwise provided in the corporation’s certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause.

Gardner Denver’s second amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when KKR Renaissance Aggregator and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of Gardner Denver entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2∕3% in voting

Removal. The Irish Companies Act 2014 provides that notwithstanding anything contained in the articles of association of a company or in any agreement between that company and a director, the shareholders may by an ordinary resolution remove a director from office before the expiration of his or her term. Because of this provision of the Irish Companies Act 2014, the Ingersoll Rand articles of association do not deny the power of the shareholders to remove any director from office without cause. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment contract) which the director may have against Ingersoll Rand in respect of his or her removal.

Gardner Denver	Ingersoll Rand
power of all the then-outstanding shares of stock of the Gardner Denver entitled to vote thereon, voting together as a single class.

Vacancies. Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, unless otherwise provided in the certificate of incorporation or bylaws. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board of directors as constituted immediately prior to the increase, the Delaware Court of Chancery may, upon application of shareholders holding at least ten percent of the total number of shares outstanding having the right to vote for directors, order an election to be held to fill any vacancies or newly created directorships or to replace the directors chosen by the directors then in office. Gardner Denver’s second amended and restated certificate of incorporation provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the Stockholders Agreement with KKR Renaissance Aggregator, any vacancies on Gardner Denver’s board of directors are filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when KKR Renaissance Aggregator and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of Gardner Denver entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by stockholders).

Vacancies. Ingersoll Rand’s articles of association provide that the directors shall have the authority to appoint one or more directors to Ingersoll Rand’s board, subject to the maximum in the articles of association. A vacancy caused by the removal of a director may be filled at the meeting at which the director is removed by resolution of Ingersoll Rand’s shareholders. If not, it may be filled by the board of directors.

Any director so appointed shall hold office until the next annual general meeting of Ingersoll Rand. During any vacancy in the board, the remaining directors shall have full power to act as the board.

Stockholder Action by Written Consent

Under Delaware law, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Gardner Denver common stock entitled to vote thereon were present and voted, unless the corporation’s certificate of incorporation provides otherwise.

The Irish Companies Act 2014 provides for the ability of shareholders to consent to action without a meeting by way of a unanimous written resolution.

Ingersoll Rand’s articles of association provide that anything which may be done by resolution of Ingersoll Rand at a general meeting may be done by resolution in writing, but only if it is signed by all of the shareholders entitled to attend and vote on the relevant resolution.

Gardner Denver	Ingersoll Rand
Gardner Denver’s second amended and restated certificate of incorporation precludes stockholder action by written consent at any time when KKR Renaissance Aggregator and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of Gardner Denver entitled to vote generally in the election of directors; provided, that any action required or permitted to be taken by the holders of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken by written consent to the extent provided by the applicable certificate of designation relating to such series.

Special Meetings of Stockholders

Under the DGCL, special meetings of stockholders may be called by the board of directors or by such persons as may be authorized in the certificate of incorporation or bylaws.

Gardner Denver’s second amended and restated certificate of incorporation provides that special meetings of Gardner Denver’s stockholders may be called at any time only by, or at the direction of, the board of directors or the chairman of the board of directors; provided, however, so long as KKR Renaissance Aggregator and its affiliates own, in the aggregate, less than 40% in voting power of the stock of Gardner Denver entitled to vote generally in the election of directors, special meetings of Gardner Denver stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of KKR Renaissance Aggregator and its affiliates. Gardner Denver’s amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

Extraordinary general meetings of Ingersoll Rand may be convened by (i) the chairman of the board of directors, (ii) the board of directors, (iii) on requisition of the shareholders holding not less than 10% of the paid up share capital of Ingersoll Rand carrying voting rights or (iv) on requisition of Ingersoll Rand’s auditors. Extraordinary general meetings are generally held for the purposes of approving shareholder resolutions of Ingersoll Rand as may be required from time to time. At any extraordinary general meeting only such business shall be conducted as is set forth in the notice thereof.

If the directors become aware that the net assets of Ingersoll Rand are half or less of the amount of Ingersoll Rand’s called-up share capital, the directors of Ingersoll Rand must convene an extraordinary general meeting of Ingersoll Rand’s shareholders not later than 28 days from the date that they learn of this fact. This meeting must be convened for the purposes of considering whether any, and if so what, measures should be taken to address the situation.

Amendments to Articles or Certificate of Incorporation

Under the DGCL, an amendment to the certificate of incorporation of a corporation generally requires the approval of the corporation’s board of directors and the approval of holders of a majority of the outstanding stock entitled to vote upon the proposed amendment, unless a higher vote is required by the corporation’s certificate of incorporation.

Irish companies may only alter their memorandum and articles of association by the passing of a special resolution of shareholders
Gardner Denver’s second amended and restated certificate of incorporation provides that at any time when KKR Renaissance Aggregator and its affiliates beneficially own, in the aggregate, less than 40% in

Gardner Denver	Ingersoll Rand
voting power of the stock of Gardner Denver entitled to vote generally in the election of directors, the following provisions in Gardner Denver’s second amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of Gardner Denver entitled to vote thereon, voting together as a single class:

• the provision requiring a 66 2∕3% supermajority vote for stockholders to amend Gardner Denver’s bylaws;
• the provisions providing for a classified board of directors (the election and term of Gardner Denver’s directors);
• the provisions regarding resignation and removal of directors;
• the provisions regarding competition and corporate opportunities;
• the provisions regarding entering into business combinations with interested stockholders;
• the provisions regarding stockholder action by written consent;
• the provisions regarding calling special meetings of stockholders;
• the provisions regarding filling vacancies on Gardner Denver’s board of directors and newly created directorships;
• the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and
• the amendment provision requiring that the above provisions be amended only with a 66 2∕3% supermajority vote.

Gardner Denver	Ingersoll Rand
Amendments to Bylaws

Under Delaware law, stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its certificate of incorporation, confer this power on the board of directors. The stockholders always have the power to adopt, amend or repeal the bylaws, even though the board may also be delegated the power.
Irish companies may only alter their memorandum and articles of association by the passing of a special resolution of shareholders

Gardner Denver’s second amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, Gardner Denver’s bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or Gardner Denver’s second amended and restated certificate of incorporation. For as long as KKR Renaissance Aggregator and its affiliates beneficially own, in the aggregate, at least 40% in voting power of the stock of Gardner Denver entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of Gardner Denver’s bylaws by Gardner Denver’s stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of Gardner Denver’s stock present in person or represented by proxy and entitled to vote on such amendment, alteration, rescission or repeal. At any time when KKR Renaissance Aggregator and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of Gardner Denver entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of Gardner Denver’s bylaws by Gardner Denver’s stockholders requires the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of Gardner Denver entitled to vote thereon, voting together as a single class.

Notice of Stockholder Nominations and Proposals

Gardner Denver’s amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide Gardner Denver with certain information. Generally, to be timely, a stockholder’s

Ingersoll Rand’s articles of association provide that at any annual general meeting only such business shall be conducted as shall have been brought before the meeting (i) by or at the direction of the board of directors or (ii) by any member entitled to vote at such meeting who complies with the procedures set forth in Ingersoll Rand’s articles of association.

Ingersoll Rand’s articles of association provide that any shareholder entitled to vote at any annual general

Gardner Denver	Ingersoll Rand
notice must be received at Gardner Denver’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Gardner Denver’s amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. Such notice must contain (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director, certain information regarding the identity of such person or persons; (b) as to any other business the stockholder proposes, a brief description of the business desired to be brought before the meeting, the text of any proposal to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, certain information regarding such stockholder or beneficial owner; (d) a description of any agreement or understanding with respect to the nomination or proposal among the stockholder giving such notice and any beneficial owner on whose behalf the proposal or nomination is made and any associates thereof; and certain other requirements. Gardner Denver’s amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions do not apply to KKR Renaissance Aggregator and its affiliates so long as the Stockholders Agreement remains in effect.

meeting may propose business to be included in the agenda of such meeting only if written notice of such member’s intent is given to the secretary of Ingersoll Rand not later than 90 days in advance of the anniversary of the immediately preceding annual general meeting (or if the date of the annual general meeting of members occurs more than 30 days before or 60 days after the anniversary of such immediately preceding annual general meeting, not later than the close of business on the seventh day following the date on which notice of such meeting is given to members). Such notice must contain as to each matter such member proposes to bring before the annual general meeting (a) a brief description of the business desired to be brought before the annual general meeting and the reasons for conducting such business at the annual general meeting, (b) the name and address, as they appear on Ingersoll Rand’s books, of the shareholders proposing such business, (c) the class and number of shares of Ingersoll Rand which are beneficially owned by the shareholder and (d) any material interest of the shareholder in such business. Ingersoll Rand’s articles of association provide that the chairman or other person presiding at the annual general meeting, shall, if the facts so warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this subparagraph, and, if such chairman or other person should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

Ingersoll Rand’s articles of association provide that any member entitled to vote for the election of directors at a meeting or to express a consent in writing without a meeting may nominate a person or persons for election as a director only if written notice of such member’s intent to make such nomination is given to the secretary of Ingersoll Rand not later than (i) with respect to an election to be held at an annual general meeting of members, 90 days in advance of the anniversary of the immediately preceding annual general meeting (or if the date of the annual general meeting of members occurs more than 30 days before or 60 days after the anniversary of such immediately preceding annual general meeting, not later than the close of business on the seventh day following the date on which notice of such meeting is given to members); provided, however, that if such member wishes to have their nominee or nominees for director included in Ingersoll Rand’s proxy materials for the applicable annual general meeting, then such member shall comply with the proxy access notice requirements set

Gardner Denver	Ingersoll Rand

forth in Ingersoll Rand’s articles of association; and (ii) in the case of any member who wishes to nominate a person or persons for election as a director pursuant to consents in writing by members without a meeting, 60 days in advance of the date on which materials soliciting such consents are first mailed to members or, if no such materials are required to be mailed under applicable law, 60 days in advance of the date on which the first such consent in writing is executed. Such notice must contain (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated for election as a director, (b) a representation that the shareholder is a holder of record of shares of Ingersoll Rand entitled to vote at such meeting or to express such consent in writing and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice or to execute such a consent in writing to elect such person or persons as a director, (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations for election as a director are to be made by the shareholder, (d) such other information regarding each nominee proposed by such member as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the SEC if such nominee had been nominated, or was intended to be nominated, for election as a director by the board of directors, and (e) the consent of each nominee to serve as a director if so elected. The board of directors may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedures.

Limitation of Personal Liability of Directors and Officers

Under Delaware law, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except liability for the following: (i) breaches of the director’s duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law; (iii) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (iv) transactions in which the director received an improper personal benefit.

Under Irish law, a company may not exempt its directors from liability for negligence or a breach of duty, and therefore Ingersoll Rand’s articles of association do not include provisions exempting directors from liability analogous to the provisions of Gardner Denver’s second amended and restated certificate of incorporation. However, where a breach of duty has been established, directors may be statutorily exempted by an Irish court from personal liability for negligence or breach of duty if, among other things, the court determines that they have acted honestly and reasonably, and that they may fairly be excused as a result.

Gardner Denver	Ingersoll Rand
Gardner Denver’s second amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, repurchases or redemptions or derived an improper benefit from his or her actions as a director.

Indemnification of Directors and Officers

Delaware law permits a corporation to indemnify a person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding because such person is or was an officer, director, employee or agent of the corporation, or serves or served, at the request of the corporation, as director or officer of another entity. The DGCL permits a corporation to indemnify an officer, director, employee or agent for fines, judgments or settlements, as well as for expenses, in the context of actions other than derivative actions, if such person acted in good faith and reasonably believed that such person’s actions were in, or not opposed to, the best interests of the corporation and, in a criminal proceeding, if such person had no reasonable cause to believe that such person’s conduct was unlawful.

Indemnification against expenses incurred by a director or officer in connection with a proceeding against such person for actions in such capacity is mandatory to the extent that such person has been successful on the merits or otherwise. A corporation may also indemnify a person made or threatened to be made a party to any threatened, pending or completed derivative action because such person was serving as a director, officer, employee or agent of the corporation, or was serving in such capacity in another entity at the request of the corporation, for expenses actually and reasonably incurred by such person in connection with the defense or settlement of such derivative action, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation. In the case of such derivative suits, the corporation may not make any indemnification if such person shall have been adjudged to be liable to the corporation unless, and only to the extent that, the Court of Chancery (or other court in which the action was brought) determines that

Ingersoll Rand’s articles of association confer an indemnity on its directors and secretary that is more limited than the analogous indemnity permitted under Delaware law, because the Irish Companies Act 2014 prescribe that such an indemnity only permits a company to pay the costs or discharge the liability of a director or the secretary where in any civil or criminal action judgment is given in their favor, or in which they are acquitted, or where an Irish court grants relief because the director or secretary acted honestly and reasonably and ought fairly to be excused. This restriction does not apply to executives who are not directors or the secretary of Ingersoll Rand. Any provision which seeks to indemnify a director or secretary of an Irish company over and above this shall be void under Irish law, whether contained in its articles of association or any contract between the director and the company.

Ingersoll Rand’s articles of association provide that Ingersoll Rand must generally indemnify, and advance expenses to, Ingersoll Rand’s directors and officers to the fullest extent authorized by Irish law. Ingersoll Rand is also expressly authorized to carry directors’ and officers’ liability insurance as well as other types of insurance, for their directors and officers.

Gardner Denver	Ingersoll Rand
such person is fairly and reasonably entitled to indemnity for such expenses that the relevant court deems proper.

Under Delaware law, a corporation may advance expenses incurred in defending any action as long as the person agrees to repay the amount advanced if it is ultimately determined that such person is not entitled to indemnification.

Gardner Denver’s amended and restated bylaws provide that Gardner Denver must generally indemnify, and advance expenses to, Gardner Denver’s directors and officers to the fullest extent authorized by the DGCL. Gardner Denver is also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for Gardner Denver’s directors, officers and certain employees for some liabilities.

Transfer Restrictions

Gardner Denver’s common stock is not subject to any transfer restrictions.	Ingersoll Rand’s common stock is not subject to any transfer restrictions.

Shareholder Rights Plans

Gardner Denver does not currently have a shareholder rights plan.	Ingersoll Rand does not currently have a shareholder rights plan.

Voting on Mergers; Transactions with Interested Shareholders; Control Share Acquisitions

Voting on Mergers. Under Delaware law, after adoption of a resolution by the board of directors, the affirmative vote of a majority of the outstanding stock entitled to vote is required for:	Voting on Mergers. There are a number of mechanisms for acquiring an Irish public limited company, including:
• mergers; • consolidations; • dissolutions and revocations of dissolutions; and • sales of substantially all of the assets of the corporation.
•   a court-approved scheme of arrangement under the
    Irish Companies Act 2014. A scheme of
    arrangement with shareholders requires a court
    order from the Irish High Court and the approval
    of: (1) 75% of the voting shareholders by value;
    and (2) 50% in number of the voting shareholders,
    at a meeting called to approve the scheme;

Gardner Denver’s second amended and restated certificate of incorporation does not require a greater proportion than a majority affirmative vote to approve a merger.

However, under Delaware law, unless the certificate of incorporation requires otherwise, no vote of

•   a tender offer by a third party for all of the shares
    of Ingersoll Rand. Where the holders of 80% or
    more of Ingersoll Rand’s shares have accepted an
    offer for their shares in Ingersoll Rand, the
    remaining shareholders may be statutorily required
    to also transfer their shares. If the bidder does not
    exercise its “squeeze out” right, then the

Gardner Denver	Ingersoll Rand
stockholders will be required in connection with a merger where either:

•   the corporation’s certificate of incorporation is not
    amended, the shares of stock of the corporation
    remain outstanding and the common stock of the
    corporation to be issued in the merger plus the
    common stock initially issuable upon conversion of
    any other shares to be issued under the merger
    does not exceed 20% of the previously outstanding
    common stock;

•   the merger is with a wholly-owned subsidiary of
    the corporation for the purpose of forming a
    holding company and, among other things, the
    certificate of incorporation and bylaws of the
    holding company immediately following the merger
    will be identical to the certificate of incorporation
    and bylaws of the corporation prior to the merger;
    or

•   the merger is effected following a tender or
    exchange offer for all of the outstanding shares of
    stock of the corporation pursuant to Section 251(h)
    of the DGCL.

•   Gardner Denver’s second amended and restated
    certificate of incorporation does not require a vote
    of stockholders to approve a merger under these
    circumstances.

non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms. If shares of Ingersoll Rand were listed on the Irish Stock Exchange or another regulated stock exchange in the EU, this threshold would be increased to 90%;

•   it is possible for Ingersoll Rand to be acquired by
    way of a merger with an EU-incorporated public
    company under the EU Cross Border Merger
    Directive 2005/56. Such a merger must be
    approved by a special resolution. If Ingersoll Rand
    is being merged with another EU public company
    under the EU Cross Border Merger Directive
    2005/56 and the consideration payable to Ingersoll
    Rand’s shareholders is not all in the form of cash,
    Ingersoll Rand’s shareholders may be entitled to
    require their shares to be acquired at fair value; and

•   it is also possible for Ingersoll Rand to be acquired
    by way of a merger with an Irish incorporated
    company under the Irish Companies Act 2014.
    Such a merger must be implemented by a court
    order from the Irish High Court and be approved
    by a special resolution of Ingersoll Rand
    shareholders.

Under Irish law, there is no requirement for a company’s shareholders to approve a sale, lease or exchange of all or substantially all of a company’s property and assets. However, Ingersoll Rand’s articles of association provide that the affirmative vote of the holders of a majority of the outstanding voting shares on the relevant record date is required to approve a sale, lease or exchange of all or substantially all of its property or assets.

Transactions with Interested Shareholders. Subject to specific exceptions, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” (each term as defined below) for a period of three years after the date that the person became an interested shareholder, unless: (1) the board of directors of the corporation has approved, prior to that acquisition time, either the business combination or the transaction that resulted in the person becoming an interested shareholder; (2) upon consummation of the transaction that resulted in the person becoming an interested stockholder, that person owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by persons who are directors and also officers

Transactions with Interested Shareholders. As provided in Ingersoll Rand’s articles of association, the affirmative vote of the holders of 80% of the shares then in issue of all classes of shares entitled to vote considered for purposes of this provision as one class, is required for Ingersoll Rand to engage in any “business combination” with any interested shareholder (generally, a 10% or greater shareholder), provided that the above vote requirement does not apply to:

•   any business combination with an interested
    shareholder that has been approved by the board of
    directors; or

•   any agreement for the amalgamation, merger or
    consolidation of any of Ingersoll Rand’s

Gardner Denver	Ingersoll Rand
and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer); or (3) the person became an interested stockholder on or after the time the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting of the stockholders and not by written consent) of at least 66 2∕3% of the outstanding voting stock not owned by the interested stockholder.

For purposes of the DGCL, “business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, in general, an “interested stockholder” is a person who, together with such person’s affiliates and associates, owns, or within 3 years did own, 15% or more of the corporation’s outstanding voting stock.

Gardner Denver has opted out of Section 203 of the DGCL; however, Gardner Denver’s second amended and restated certificate of incorporation contains similar provisions providing that Gardner Denver may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•   prior to such time, Gardner Denver’s board of
    directors approved either the business combination
    or the transaction which resulted in the stockholder
    becoming an interested stockholder;

•   upon consummation of the transaction that resulted
    in the stockholder becoming an interested
    stockholder, the interested stockholder owned at
    least 85% of Gardner Denver’s voting stock
    outstanding at the time the transaction commenced,
    excluding certain shares; or

•   at or subsequent to that time, the business
    combination is approved by Gardner Denver’s
    board of directors and by the affirmative vote of
    holders of at least 66 2∕3% of the outstanding voting
    stock that is not owned by the interested
    stockholder.

subsidiaries with Ingersoll Rand or with another of Ingersoll Rand’s subsidiaries if (1) the relevant provisions of Ingersoll Rand’s articles of association will not be changed or otherwise affected by or by virtue of the amalgamation, merger or consolidation and (2) the holders of greater than 50% of the voting power of Ingersoll Rand or the subsidiary, as appropriate, immediately prior to the amalgamation, merger or consolidation continue to hold greater than 50% of the voting power of the amalgamated company immediately following the amalgamation, merger or consolidation.

Ingersoll Rand’s articles of association provide that “business combination” means:

•   any amalgamation, merger or consolidation of
    Ingersoll Rand or one of Ingersoll Rand’s
    subsidiaries with an interested shareholder or with
    any person that is, or would be after such
    amalgamation, merger or consolidation, an affiliate
    or associate of an interested shareholder;

•   any transfer or other disposition to or with an
    interested shareholder or any affiliate or associate
    of an interested shareholder of all or any material
    part of the assets Ingersoll Rand or one of Ingersoll
    Rand’s subsidiaries; and

any issuance or transfer of Ingersoll Rand’s shares upon conversion of or in exchange for the securities or assets of any interested shareholder, or with any company that is, or would be after such merger or consolidation, an affiliate or associate of an interested shareholder.

Gardner Denver	Ingersoll Rand
Gardner Denver’s second amended and restated certificate of incorporation provides that KKR Renaissance Aggregator and its affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Appraisal Rights

Under the DGCL, with certain exceptions, Gardner Denver’s stockholders have appraisal rights in connection with a merger or consolidation of Gardner Denver. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Generally, under Irish law, shareholders of an Irish company do not have appraisal rights. Under the EC (Cross-Border Mergers) Regulations 2008 governing the merger of an Irish public limited company and a company incorporated in the European Economic Area, a shareholder (a) who voted against the special resolution approving the merger or (b) of a transferor company in which 90% of the shares is held by the other company the party to the merger, has the right to request that the company acquire its shares for cash.

Derivative Actions

Under the DGCL, any of Gardner Denver’s stockholders may bring an action in Gardner Denver’s name to procure a judgment in Gardner Denver’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of Gardner Denver’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

In Ireland, the decision to institute proceedings is generally taken by a company’s board of directors who will usually be empowered to manage the company’s business. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on behalf of Ingersoll Rand. The central question at issue in deciding whether a shareholder may be permitted to bring a derivative action is whether, unless the action is brought, a wrong committed against Ingersoll Rand would otherwise go un-redressed. The cause of action may be against the director, another person or both.

The shareholders of Ingersoll Rand may also bring proceedings against Ingersoll Rand where the affairs of Ingersoll Rand are being conducted, or the powers of the directors are being exercised, in a manner oppressive to the shareholders or in disregard of their interests. Oppression connotes conduct which is burdensome, harsh or wrong. The conduct must relate to the internal management of Ingersoll Rand. This is an Irish statutory remedy and the court can grant any order it sees fit, usually providing for the purchase or transfer of the shares of any shareholder.

Gardner Denver	Ingersoll Rand
Exclusive Forum

Gardner Denver’s second amended and restated certificate of incorporation provides that unless Gardner Denver consents to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of Gardner Denver, (ii) action asserting a claim of breach of a fiduciary duty owed by any director or officer of Gardner Denver to Gardner Denver or its stockholders, creditors or other constituents, (iii) action asserting a claim against Gardner Denver or any director or officer of Gardner Denver arising pursuant to any provision of the DGCL or Gardner Denver’s second amended and restated certificate of incorporation or amended and restated bylaws or (iv) action asserting a claim against Gardner Denver or any director or officer of Gardner Denver governed by the internal affairs doctrine; provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state court sitting in the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Gardner Denver shall be deemed to have notice of and consented to the forum provisions in Gardner Denver’s second amended and restated certificate of incorporation.
Ingersoll Rand’s articles of association does not provide for an exclusive forum in connection with any dispute.

INFORMATION ABOUT GARDNER DENVER

Description of Gardner Denver

Gardner Denver is incorporated under the laws of the state of Delaware. Gardner Denver’s principal executive offices are located at 222 East Erie Street, Suite 500, Milwaukee, Wisconsin 53202, and Gardner Denver’s telephone number at that address is (414) 212-4700. Gardner Denver’s website is located at https://www.gardnerdenver.com. The information on Gardner Denver’s website is not incorporated by reference into this proxy statement/prospectus-information statement nor should it otherwise be considered part of this proxy statement/prospectus-information statement.

Gardner Denver is a leading global provider of mission-critical flow control and compression equipment and associated aftermarket parts, consumables and services, which Gardner Denver sells across multiple attractive end-markets within the industrial, energy and medical industries. Its broad and complete range of compressor, pump, vacuum and blower products and services, along with its application expertise and over 155 years of engineering heritage, allows Gardner Denver to provide differentiated product and service offerings for its customers’ specific uses. Gardner Denver products are sold under a collection of market-leading brands, including Gardner Denver, CompAir, Nash, Emco Wheaton, Robuschi, Elmo Rietschle and Thomas. Gardner Denver has sales in more than 175 countries and its diverse customer base utilizes its products across a wide array of end-markets, including industrial manufacturing, energy (with particular exposure to the North American upstream land-based market), transportation, medical and laboratory sciences, food and beverage packaging and chemical processing.

Gardner Denver’s products and services are critical to the processes and systems in which they are utilized, which are often complex and function in harsh conditions where the cost of failure or downtime is high. However, Gardner Denver’s products typically represent only a small portion of the costs of the overall systems or functions that they support. As a result, Gardner Denver’s customers place a high value on Gardner Denver’s application expertise, product reliability and the responsiveness of its service. Gardner Denver supports its customers through its global geographic footprint of 41 key manufacturing facilities, more than 30 complementary service and repair centers across six continents, and approximately 6,700 employees world-wide.

The process-critical nature of Gardner Denver’s product applications, coupled with the standard wear and tear replacement cycles associated with the usage of Gardner Denver’s products, generates opportunities to support customers with its broad portfolio of aftermarket parts, consumables and services. Customers place a high value on minimizing any time their operations are offline. As a result, the availability of replacement parts, consumables and Gardner Denver’s repair and support services are key components of Gardner Denver’s value proposition. Gardner Denver’s large installed base of products provides a recurring revenue stream through Gardner Denver’s aftermarket parts, consumables and services offerings. As a result, Gardner Denver’s aftermarket revenue is significant, representing 39% of total Gardner Denver revenue and approximately 43% of its combined Industrial and Energy segments’ revenue in 2018 and [•]% of total Gardner Denver revenue and [•]% of its combined Industrial and Energy segments in the nine months ended September 30, 2018.

Following the merger, Gardner Denver will have its North American headquarters at the present Ingersoll Rand campus in Davidson, North Carolina, and subject to the approval by Ingersoll Rand shareholders of a change in Ingersoll Rand’s corporate name, Gardner Denver will change its name to Ingersoll-Rand, Inc. and the trading symbol for Gardner Denver common stock will be “IR”.

For a description of Gardner Denver’s business, financial condition, results of operations and other important information, see Gardner Denver’s filings with the SEC incorporated by reference herein. For instructions on how to find copies of those and Gardner Denver’s other filings incorporated by reference herein, see the section entitled “Where You Can Find More Information; Incorporation By Reference.”

Directors and Executive Officers of Gardner Denver

Board of Directors

Following the consummation of the merger, the board of directors of the combined company will consist of ten members, comprised of seven Gardner Denver directors selected by the Gardner Denver board of directors and three individuals selected by Ingersoll Rand, with Peter Stavros to remain as chairman of the board of the combined company. Four current members of the Gardner Denver board of directors will resign effective as of the merger and, at the effective time of merger, KKR Renaissance Aggregator will have no more than 2 directors on the Gardner Denver board of directors. Gardner Denver and Ingersoll Rand are in the process of identifying the individuals whom Gardner Denver and Ingersoll Rand will designate for appointment to the board of directors of the combined company upon the consummation of the merger, and details regarding these individuals will be provided by a subsequent amendment to this proxy statement/prospectus-information statement.

Executive Officers

Following the merger, Vicente Reynal will continue to serve as Chief Executive Officer of the combined company and the other executive officers are expected to be selected from current management at both companies.

The individuals that will serve as executive officers of the combined company are in the process of being selected, and details regarding these individuals will be provided by subsequent amendment to this proxy statement/prospectus-information statement.

Compensation of Gardner Denver’s Directors and Executive Officers

Information on the compensation of Gardner Denver’s directors and officers is described on pages 21 through 46 of Gardner Denver’s definitive proxy statement on Schedule 14A with respect to the 2019 annual meeting of stockholders, which Gardner Denver filed with the SEC on March 26, 2019, which information is incorporated into this proxy statement/prospectus-information statement by reference. For more information regarding how to obtain a copy of such documents, see “Where You Can Find More Information; Incorporation By Reference” beginning on page 218.

Certain Relationships and Related Person Transactions

Ancillary Agreements

Gardner Denver, Ingersoll Rand or Ingersoll Rand Industrial or their respective subsidiaries, in each case as applicable, have entered into or, before the consummation of the Transactions, will enter into, ancillary agreements relating to the Transactions and various interim and ongoing relationships between Gardner Denver, Ingersoll Rand and Ingersoll Rand Industrial. See “Additional Agreements Related to the Separation, the Distribution and the merger” beginning on page 120.

Arrangements with KKR

Stockholders Agreement Amendment

On April 30, 2019, in connection with the merger, Gardner Denver and KKR Renaissance Aggregator entered into an amendment to the Stockholders Agreement between Gardner Denver and KKR Renaissance Aggregator dated as of May 17, 2017. For more information, see “Additional Agreements Related to the Separation, the Distribution and the Merger—Stockholders Agreement Amendment” beginning on page 126.

Financing Arrangements

KKR Capital Markets LLC and KKR Corporate Lending LLC, which are affiliates of KKR Renaissance Aggregator, are Ingersoll Rand Industrial Commitment Parties and will be participating lenders under the Revolving Credit Facility and the Ingersoll Rand Industrial Term Loan Facility. For more information, see “The Transaction Agreements—Debt Financing” beginning on page 119.

Policies and Procedures for Related Person Transactions

Gardner Denver’s board of directors has adopted a written statement of policy regarding transactions with related persons, which we refer to as Gardner Denver’s “related person transaction policy.” Gardner Denver’s related person transaction policy requires that (a) any “related person transaction” (defined as any transaction that is anticipated would be reportable by Gardner Denver under Item 404(a) of Regulation S-K in which Gardner Denver was or is to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) be approved or ratified by an approving body comprised of the disinterested members of Gardner Denver’s board of directors or any committee of the board of directors (provided that a majority of the members of the board of directors or such committee, respectively, are disinterested) and (b) any employment relationship or transaction involving an executive officer and any related compensation be approved by the Compensation Committee of the board of directors or recommended by the Compensation Committee to the board of directors for its approval. In connection with the review and approval or ratification of a related person transaction:

•	management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;
•	management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of Gardner Denver’s agreements governing Gardner Denver’s material outstanding indebtedness that limit or restrict Gardner Denver’s ability to enter into a related person transaction;
•	management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in Gardner Denver’s applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and
•	management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act of 2002.

In addition, the related person transaction policy provides that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent,” “outside,” or “non-employee” director, as applicable, under the rules and regulations of the SEC, the NYSE and the Code.

INFORMATION ABOUT INGERSOLL-RAND PLC

Ingersoll-Rand plc, a public limited company incorporated in Ireland in 2009, and its consolidated subsidiaries is a diversified, global company that provides products, services and solutions to enhance the quality, energy efficiency and comfort of air in homes and buildings, transport and protect food and perishables and increase industrial productivity and efficiency.

Prior to the Separation, Ingersoll Rand’s business segments consist of Climate and Industrial. The Climate segment delivers energy-efficient products and innovative energy services. It includes Trane® and American Standard® Heating & Air Conditioning which provide heating, ventilation and air conditioning (HVAC) systems, and commercial and residential building services, parts, support and controls; energy services and building automation through Trane Building Advantage and Nexia; and Thermo King® transport temperature control solutions. This segment had net revenues of $12,343.8 million in the year ended December 31, 2018.

The Industrial segment delivers products and services that enhance energy efficiency, productivity and operations. It includes compressed air and gas systems and services, power tools, material handling systems, fluid management systems, as well as Club Car® golf, utility and consumer low-speed vehicles. This segment had net revenues of $3,324.4 million in the year ended December 31, 2018.

Ingersoll Rand’s principal executive offices are located at 170/175 Lakeview Dr., Airside Business Park, Swords, Co. Dublin, Ireland, and its telephone number is +(353) (0) 18707400. Ingersoll Rand’s internet address is http://www.ingersollrand.com. The information contained on Ingersoll Rand’s website is not incorporated by reference into this proxy statement/prospectus-information statement or any future documents that may be filed with the SEC and should not be considered part of this document.

INFORMATION ABOUT THE INGERSOLL RAND INDUSTRIAL BUSINESS

Overview

The Ingersoll Rand Industrial Business consists of Ingersoll Rand’s former Industrial segment. It is a diversified, global company that provides products, services and solutions to increase industrial productivity and efficiency. It generates revenue and cash primarily through the design, manufacture, sale and service of a diverse portfolio of industrial and commercial products that include well-recognized, premium brand names such as Ingersoll Rand®, ARO®, Club Car®, Milton Roy®, Haskel®, and Dosatron®. On May 15, 2019, Ingersoll Rand acquired Precision Flow Systems, a manufacturer of precision flow control equipment including precision dosing pumps and controls that serve the global water, oil and gas, agriculture, industrial and specialty market segments. Precision Flow Systems was included in the Ingersoll Rand’s Industrial segment as of the date of acquisition.

Business

The Ingersoll Rand Industrial Business delivers products and services that enhance energy efficiency, productivity and operations. It includes compressed air and gas systems and services, power tools, material handling systems, fluid management systems, as well as Club Car® golf, utility and consumer low-speed vehicles. For the year ended December 31, 2018, the Ingersoll Rand Industrial Business had net revenues of $3,386.1 million.

Products and Services

The Ingersoll Rand Industrial Business’ principal products and services include the following:

Air compressors (centrifugal, reciprocating and rotary)	Installation contracting
Air-operated pumps (diaphragm and piston)	Liquid and gas sampling systems
Air treatment and air separation systems	Maintenance and repair services
Aftermarket and OEM parts and supplies	Metering and process pumps, skids, and systems
Airends	Mixers
Blowers	Odorant injection systems
Controllers and control systems dryers	Power tools (pneumatic, cordless and electric)
Engine starting systems	Precision fastening tools, software, and systems
Ergonomic material handling systems	Rental services
Filters, regulators and lubricators	Rough terrain (AWD) vehicles
Fluid power components	Service agreements
Gas boosters and high-pressure valves	Utility and consumer low-speed vehicles
Gas compressors	Visage® mobile golf information systems
Golf vehicles	Water-powered dosing pumps
Hoists (pneumatic, hydraulic, electric and manual)	Winches (pneumatic, hydraulic and electric)
Hydrogen compression, dispensing and refueling systems

These products are sold primarily under Ingersoll Rand®, ARO®, Club Car®, Milton Roy®, Haskel®, and Dosatron®.

Competitive Conditions

The Ingersoll Rand Industrial Business’ products and services are sold in highly competitive markets throughout the world. Due to the diversity of these products and services and the variety of markets served, the Ingersoll Rand Industrial Business encounters a wide variety of competitors that vary by product line and services. They include well-established regional or specialized competitors, as well as larger U.S. and non-U.S. corporations or divisions of larger companies.

The principal methods of competition in these markets relate to price, quality, delivery, service and support, technology and innovation. The Ingersoll Rand Industrial Business believes that it is one of the leading manufacturers in the world of air compression systems, power tools, and golf, utility and consumer low-speed vehicles.

Distribution

The Ingersoll Rand Industrial Business’ products are distributed by a number of methods, which the Ingersoll Rand Industrial Business believes are appropriate to the type of product. U.S. sales are made through branch sales offices, distributors and dealers across the country. Non-U.S. sales are made through numerous subsidiary sales and service companies, with a supporting chain of distributors throughout the world.

Operations by Geographic Area

Approximately 53.4% of the Ingersoll Rand Industrial Business’ net revenues in the year ended December 31, 2018 were derived from the United States. Outside the United States, it sold products in more than 100 countries, and therefore, the attendant risks of manufacturing or selling in a particular country, such as currency devaluation, nationalization and establishment of common markets, may have an adverse impact on Ingersoll Rand Industrial Business’ non-U.S. operations.

Customers

The Ingersoll Rand Industrial Business had no customer that accounted for more than 10% of its combined net revenues in the years ended December 31, 2018, 2017 and 2016. No material part of its business is dependent upon a single customer or a small group of customers; therefore, the loss of any one customer would not have a material adverse effect on the Ingersoll Rand Industrial Business’ results of operations or cash flows.

Raw Materials

The Ingersoll Rand Industrial Business manufactures many of the components included in its products, which requires it to employ a wide variety of commodities. Principal commodities, such as steel, copper and aluminum, have historically been purchased from a large number of independent sources around the world. The Ingersoll Rand Industrial Business believes that available sources of supply will generally be sufficient for the foreseeable future. There have been no commodity shortages that have had a material adverse effect on its business.

Seasonality

Demand for Ingersoll Rand Industrial Business’ products and services is not materially affected by seasonality.

Working Capital

The Ingersoll Rand Industrial Business manufactures products that must be readily available to meet its customers’ rapid delivery requirements. Therefore, it maintains an adequate level of working capital to support its business needs and customers’ requirements. Such working capital requirements are not, however, in the opinion of the Ingersoll Rand Industrial Business, materially different from those experienced by the Ingersoll Rand Industrial Business’ major competitors. The Ingersoll Rand Industrial Business believes its sales and payment terms are competitive in, and appropriate for, the markets in which it competes.

Research and Development

The Ingersoll Rand Industrial Business engages in research and development activities in an effort to introduce new products, enhance existing product effectiveness, improve ease of use and reliability, as well as expand the various applications for which its products may be appropriate. In addition, the Ingersoll Rand Industrial Business continually evaluates developing technologies in areas that the Ingersoll Rand Industrial Business believes will enhance its business for possible investment or acquisition.

Patents and Licenses

The Ingersoll Rand Industrial Business owns numerous patents and patent applications, and is licensed under others. Although, in aggregate, the Ingersoll Rand Industrial Business considers its patents and licenses to be valuable to its operations, it does not believe that its business is materially dependent on a single patent or license or any group of them. In the Ingersoll Rand Industrial Business’ opinion, engineering, production skills and experience are more responsible for its market position than its patents and/or licenses.

Backlog

The Ingersoll Rand Industrial Business’ approximate backlog of orders, believed to be firm, at December 31, 2018, 2017 and 2016 was $514.8 million, $525.6 million and $443.2 million, respectively.

These backlog figures are based on orders received. While the major portion of its products are built in advance of order and either shipped or assembled from stock, orders for specialized machinery or specific customer application are submitted with extensive lead times and are often subject to revision and deferral, and, to a lesser extent, cancellation or termination. The Ingersoll Rand Industrial Business expects to ship a majority of the December 31, 2018 backlog during 2019.

Environmental Matters

The Ingersoll Rand Industrial Business has been identified as a potentially responsible party with respect to several sites designated for cleanup under U.S. federal “Superfund” or similar state laws that may impose joint and several liability for cleanup of certain waste sites and for related natural resource damages. For all such sites, there are other potentially responsible parties and, in most instances, the Ingersoll Rand Industrial Business’ involvement is minimal. Lawsuits and claims involving environmental matters may arise from time to time in the future.

Properties

As of December 31, 2018, the Ingersoll Rand Industrial Business owned or leased a total of approximately 64 million square feet of space worldwide. Manufacturing and assembly operations are conducted in 27 plants across the world. It also maintains various warehouses, offices and repair centers throughout the world. The majority of the plant facilities are owned by the Ingersoll Rand Industrial Business, with the remainder under long-term lease arrangements. The Ingersoll Rand Industrial Business believes that its plants have been well maintained, are generally in good condition and are suitable for the conduct of its business.

The locations of the Ingersoll Rand Industrial Business’ principal plant facilities at December 31, 2018 were as follows:

Americas	Europe and Middle East	Asia Pacific and India
Augusta, Georgia	Bordeaux, France	Changzhou, China
Buffalo, New York	Fogliano Redipuglia, Italy	Chennai, India
Burbank, California	Logatec, Slovenia	Guilin, China
Campbellsville, Kentucky	Oberhausen, Germany	Naroda, India
Dorval, Canada	Pont St. Pierre, France	Sahibabad, India
Ivyland, Pennsylvania	Sin le Noble, France	Shanghai, China
Kent, Washington	Sunderland, UK	Wujiang, China
Mocksville, North Carolina	Vignate, Italy
Sarasota, Florida	Wasquehal, France
Southern Pines, North Carolina
West Chester, Pennsylvania

Legal Proceedings

In the normal course of business, the Ingersoll Rand Industrial Business is involved in a variety of lawsuits, claims and legal proceedings, including commercial and contract disputes, employment matters, product liability and product defect claims, intellectual property disputes, and tax-related matters. In its opinion, pending legal matters are not expected to have a material adverse impact on its results of operations, financial condition, liquidity or cash flows.

Employees

As of December 31, 2018, the Ingersoll Rand Industrial Business employed approximately 10,900 people throughout the world, approximately 4,600 of which were located in the United States. Approximately 60 of the employees of the Ingersoll Rand Industrial Business are represented by labor unions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE INGERSOLL RAND INDUSTRIAL BUSINESS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Ingersoll Rand Industrial Business’ actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause a difference include those discussed under Risk Factors in this proxy statement/prospectus information statement. See “Risks Related to the Combined Company following the Transactions” and “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

The Ingersoll Rand Industrial Business’ historical combined financial statements (the “combined financial statements”) discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations have been derived from the consolidated financial statements and accounting records of Ingersoll Rand and have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Ingersoll Rand Industrial Business’ historical combined financial statements have been prepared using the historical results of operations, cash flows, and assets and liabilities of the Ingersoll Rand Industrial Business, and include allocations of corporate expenses from Ingersoll Rand. These allocations reflect significant assumptions, and the financial statements do not fully reflect what the Ingersoll Rand Industrial Business’ financial position, results of operations or cash flows would have been had it been a stand-alone company during the periods presented. As a result, the combined historical financial information is not necessarily indicative of Ingersoll Rand Industrial Business’ future performance.

Please read the following discussion in conjunction with the Ingersoll Rand Industrial Business’ audited combined financial statements and corresponding notes, and the Ingersoll Rand Industrial Business’ unaudited combined financial statements and corresponding notes, included elsewhere in this proxy statement/prospectus information statement.

Overview

The Ingersoll Rand Industrial Business is a diversified, global company that provides products, services and solutions to increase industrial productivity and efficiency. Its business consists of strong brands and highly differentiated products within its markets. The Ingersoll Rand Industrial Business generates revenue and cash primarily through the design, manufacture, sale and service of a diverse portfolio of industrial and commercial products that include well-recognized, premium brand names such as Ingersoll Rand®, ARO®, Club Car®, Milton Roy®, Haskel®, and Dosatron®.

The Ingersoll Rand Industrial Business continues to focus on growth by increasing its recurring revenue stream from parts, services, controls, used equipment and rentals; and to continuously improve the efficiencies and capabilities of the products and services of its business. It also continues to focus on operational excellence strategies as a central theme to improving its earnings and cash flow.

The Separation and Separation Costs

On April 30, 2019, Ingersoll Rand Industrial entered into definitive agreements with Ingersoll Rand, Gardner Denver and Merger Sub with respect to the Transactions. Pursuant to the Transactions and subject to the terms and conditions of those definitive agreements:

•	Ingersoll Rand will transfer the Ingersoll Rand Industrial Business to Ingersoll Rand Industrial;
•	Ingersoll Rand will cause its shareholders to receive all of the issued and outstanding shares of Ingersoll Rand Industrial Common Stock held by Ingersoll Rand, at Ingersoll Rand’s sole option, pro rata for no consideration (the “Distribution”); and
•	immediately after the Distribution, Merger Sub will merge with and into Ingersoll Rand Industrial and all shares of Ingersoll Rand Industrial Common Stock will be converted into the right to receive Gardner Denver Common Stock, subject to adjustment as set forth in the Merger Agreement.

When the merger is completed, Ingersoll Rand Industrial will be a wholly-owned subsidiary of Gardner Denver and holders of Ingersoll Rand ordinary shares prior to the Distribution will own approximately 50.1%, and holders of Gardner Denver Common Stock will own approximately 49.9%, respectively, of the outstanding shares of Gardner Denver Common Stock on a fully diluted basis, in each case excluding any overlaps in the pre-transaction stockholder bases. The transaction is subject to certain conditions. See “The Transaction Agreements—The Merger Agreement—Conditions to the Merger.”

Basis of Preparation

The combined financial statements have been derived from the consolidated financial statements and accounting records of Ingersoll Rand. The combined financial statements reflect the combined historical results of operations, financial position and cash flows of the Ingersoll Rand Industrial Business for the periods presented as historically managed within Ingersoll Rand in conformity with U.S. GAAP. The combined financial statements may not be indicative of the Ingersoll Rand Industrial Business’ future performance and do not necessarily reflect what the financial position, results of operations, and cash flows would have been had it operated as an independent company during the periods presented.

All intracompany transactions have been eliminated. All significant intercompany transactions between the Ingersoll Rand Industrial Business and Ingersoll Rand have been included in the combined financial statements and are considered to be effectively settled for cash in the combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows as a financing activity and in the combined balance sheets as parent company investment.

Historically, Ingersoll Rand provided certain corporate functions to the Ingersoll Rand Industrial Business and costs associated with these functions were allocated to the Ingersoll Rand Industrial Business. These functions include, but are not limited to, corporate communications, executive management, legal, human resources, treasury, investor relations, finance, accounting, internal audit, information technology, and the related benefit costs associated with such functions, such as stock-based compensation. The costs of such services were allocated to the Ingersoll Rand Industrial Business based on direct usage when identifiable, with the remainder allocated on a pro rata basis of net sales, direct time, headcount, or other measures of the Ingersoll Rand Industrial Business and Ingersoll Rand. The charges for these functions are included in Costs of goods sold or Selling and administrative expenses in the Combined Statements of Comprehensive Income. The Ingersoll Rand Industrial Business believes the bases on which the expenses have been allocated are a reasonable reflection of the utilization of services provided to, or the benefit received by, the Ingersoll Rand Industrial Business during the periods presented; however, they may not be indicative of the actual expense that would have been incurred had the Ingersoll Rand Industrial Business been operating as a standalone company for the periods presented. Actual costs that may have been incurred if the Ingersoll Rand Industrial Business had been a standalone company would depend on a number of factors, including the organizational structure, whether functions were outsourced or performed by employees, and strategic decisions made in areas such as information technology and infrastructure. Going forward, the Ingersoll Rand Industrial Business may perform these functions using its own resources or outsourced services. For an interim period, however, some of these functions will continue to be provided by Ingersoll Rand under a transition services agreement following the closing of the Transactions. See note 15, “Related Party Transactions and Equity” to the combined financial statements for additional information.

Ingersoll Rand utilizes a centralized treasury management function for financing its operations. The cash and cash equivalents held by Ingersoll Rand at the corporate level are not specifically identifiable to the Ingersoll Rand Industrial Business and therefore have not been reflected in the Combined Balance Sheets. Cash transfers between Ingersoll Rand and the Ingersoll Rand Industrial Business are accounted for through Ingersoll Rand company investment. Cash and cash equivalents in the Combined Balance Sheets represent cash and cash equivalents directly identifiable to the Ingersoll Rand Industrial Business and its operations.

The combined financial statements include certain assets and liabilities that have historically been held at the Ingersoll Rand corporate level but are specifically identifiable or otherwise attributable to the Ingersoll Rand Industrial Business. Ingersoll Rand’s third-party long-term debt and the related interest expense have not been allocated to the Ingersoll Rand Industrial Business for any of the periods presented as the Ingersoll Rand Industrial Business was not the legal obligor of such debt and the Ingersoll Rand borrowings were not directly attributable to the Ingersoll Rand Industrial Business.

Significant Events

Acquisitions

On May 15, 2019, Ingersoll Rand acquired Precision Flow Systems from Silver II GP Holdings S.C.A., an affiliate of BC Partners Advisors L.P. and The Carlyle Group, for approximately $1.46 billion in cash. Precision Flow Systems is a manufacturer of precision flow control equipment including precision dosing pumps and controls that serve the global water, oil and gas, agriculture, industrial and specialty market segments. Precision Flow Systems was included in the Ingersoll Rand Industrial Business as of the date of acquisition.

During the year ended December 31, 2017, the Ingersoll Rand Industrial Business acquired several businesses, including channel acquisitions, that complement existing products and services. Acquisitions primarily consisted of a telematics business which builds upon the Ingersoll Rand Industrial Business’ portfolio of connected assets. In addition, other acquisitions expand sales and service channels across the globe. The aggregate cash paid, net of cash acquired, totaled $99.7 million.

Tax Cuts and Jobs Act

In December 2017, the United States enacted tax legislation commonly known as the Tax Cuts and Jobs Act (the “Act”), which made widespread changes to the Internal Revenue Code. The Act, among other things, reduced the U.S. federal corporate tax rate from 35% to 21%, required companies to pay a transition tax on earnings of certain foreign subsidiaries that were previously not subject to U.S. tax and created new income taxes on certain foreign sourced earnings.

The SEC issued Staff Accounting Bulletin No. 118 (“SAB 118”), which provides guidance on accounting for the tax effects of the Act and allows for adjustments to provisional amounts during a measurement period of up to one year. In accordance with SAB 118, the Ingersoll Rand Industrial Business has made reasonable estimates related to (1) the remeasurement of U.S. deferred tax balances for the reduction in the tax rate, (2) the liability for the transition tax and (3) the taxes accrued relating to the change in permanent reinvestment assertion for unremitted earnings of certain foreign subsidiaries. As a result, the Ingersoll Rand Industrial Business recognized a net provisional income tax expense of $24.6 million associated with these items in the year ended December 31, 2017. During the year ended December 31, 2018, the Ingersoll Rand Industrial Business performed additional analysis and assessed regulatory guidance that was issued to determine the impact on the provisional estimates recognized in the year ended December 31, 2017 and determined that no measurement period adjustments were required.

Restructuring Activities

The Ingersoll Rand Industrial Business incurs costs associated with restructuring initiatives intended to result in improved operating performance, profitability and working capital levels.

The Ingersoll Rand Industrial Business incurred restructuring charges of $49.9 million, $14.5 million and $20.5 million in the years ended December 31, 2018, 2017 and 2016, respectively. As of December 31, 2018, it had $29.9 million accrued for costs associated with its ongoing restructuring actions, of which a majority is expected to be paid within one year. In the first quarter of 2019, the Ingersoll Rand Industrial Business announced a restructuring action to close a U.S. manufacturing facility and relocate production to other U.S. and non-U.S. facilities. This action is expected to be completed by the end of 2019.

Results of Operations

The Ingersoll Rand Industrial Business delivers products and services that enhance energy efficiency, productivity and operations. These include compressed air and gas systems and services, power tools, material handling systems, fluid management systems, as well as Club Car® golf, utility and consumer low-speed vehicles. The Ingersoll Rand Industrial Business is managed as one operating segment.

Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2018

[•]

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

Dollar amounts in millions	2018	2017	Period Change	2018 % of Revenues	2017 % of Revenues
Net revenues(a)	$3,386.1	$3,085.8	$300.3
Cost of goods sold	(2,324.7)	(2,097.3)	(227.4)	68.7%	68.0%
Selling and administrative expenses	(698.8)	(678.3)	(20.5)	20.6%	22.0%
Operating income	362.6	310.2	52.4	10.7%	10.1%
Other income/(expense), net	(3.2)	3.1	(6.3)
Earnings before income taxes	359.4	313.3	46.1
Provision for income taxes	(83.1)	(119.2)	36.1
Net earnings	$276.3	$194.1	$82.2
Less: Net earnings attributable to noncontrolling interests	(2.6)	3.2	(5.8)
Net earnings attributable to Industrial	273.7	197.3	76.4
(a)	Includes sales to related parties of $61.7 million and $55.6 million for the years ended December 31, 2018 and 2017, respectively.

Net Revenues

Net revenues for the year ended December 31, 2018 increased by 9.7%, or $300.3 million, compared with the same period of 2017. The components of the period change are as follows:

Volume/product mix	6.3%
Acquisitions	0.9%
Pricing	1.6%
Currency translation	0.9%
Total	9.7%

The increase in net revenue was primarily driven by higher volumes and improved pricing. In addition, the Ingersoll Rand Industrial Business benefited from favorable foreign currency exchange rate movements and incremental revenues from acquisitions.

Operating Income/Margin

Operating margin increased to 10.7% for the year ended December 31, 2018 compared with 10.1% for the same period of 2017. The increase was primarily driven by higher volume/product mix, productivity benefits in excess of other inflation and pricing improvements in excess of material inflation. In addition, the Ingersoll Rand Industrial Business recognized a decrease in corporate allocations as a result of lower corporate functional costs incurred by Ingersoll Rand. These amounts were partially offset by increased spending on investments and restructuring.

Other income/(expense), net

Other income /(expense), net decreased by 203.2%, or $ 6.3 million, in the year ended December 31, 2018 compared with the same period of 2017 primarily due to a decline in interest income and unfavorable foreign currency impacts.

Provision for Income Taxes

The 2018 effective tax rate was 23.1%, which was higher than the U.S. statutory rate of 21% primarily due to U.S. state and local income taxes and earnings in non-U.S. jurisdictions, which in aggregate, have a higher effective tax rate. This higher than statutory effective tax rate was partially offset by the deduction for foreign derived intangible income and the recognition of excess tax benefits from employee share based payments. Revenues from non-U.S. jurisdictions accounted for approximately 47% of the Ingersoll Rand Industrial Business’ total revenues, such that a material portion of its pretax income was earned and taxed outside the U.S. at rates ranging from 0% to 35%. When comparing the results of multiple reporting periods, among other factors, the mix of earnings between U.S. and foreign jurisdictions can cause variability in the Ingersoll Rand Industrial Business’ overall effective tax rate.

The 2017 effective tax rate was 38%, which was higher than the U.S. statutory rate of 35% primarily due to a change in permanent reinvestment assertion on the unremitted earnings of certain foreign subsidiaries, the transition tax and U.S. state and local income taxes. In aggregate, these items increased the effective tax rate by 8.9%. This increase was partially offset by the remeasurement of the Ingersoll Rand Industrial Business’ net U.S. deferred tax liabilities, the recognition of excess tax benefits from employee share based payments and earnings in non-U.S. jurisdictions, which in aggregate, have a lower effective tax rate. In the aggregate, these items decreased the effective tax rate by 5.9%. Revenues from non-U.S. jurisdictions accounts for approximately 45% of the Ingersoll Rand Industrial Business’ total revenues, such that a material portion of its pretax income was earned and taxed outside the U.S. at rates ranging from 0% to 35%. When comparing the results of multiple reporting periods, among other factors, the mix of earnings between U.S. and foreign jurisdictions can cause variability in the Ingersoll Rand Industrial Business’ overall effective tax rate.

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Dollar amounts in millions	2017	2016	Period Change	2017 % of Revenues	2016 % of Revenues
Net revenues(a)	$3,085.8	$3,018.3	$67.5
Cost of goods sold	(2,097.3)	(2,102.8)	5.5	68.0%	69.7%
Selling and administrative expenses	(678.3)	(631.5)	(46.8)	22.0%	20.9%
Operating income	310.2	284.0	26.2	10.1%	9.4%
Other income/(expense), net	3.1	2.3	0.8
Earnings before income taxes	313.3	286.3	27.0
Provision for income taxes	(119.2)	(79.9)	(39.3)
Net earnings	$194.1	$206.4	$(12.3)
Less: Net earnings attributable to noncontrolling interests	3.2	(2.1)	5.3
Net earnings attributable to Industrial	197.3	204.3	(7.0)
(a)	Includes sales to related parties of $55.6 million and $54.4 million for the years ended December 31, 2017 and 2016, respectively.

Net Revenues

Net revenues for the year ended December 31, 2017 increased by 2.2%, or $67.5 million, compared with the same period of 2016. The components of the period change are as follows:

Volume/product mix	0.7%
Pricing	1.0%
Currency translation	0.5%
Total	2.2%

The increase in net revenue was primarily driven by improved pricing. Additionally, higher volumes and favorable foreign currency exchange rate movements further contributed to the year-over-year increase.

Operating Income/Margin

Operating margin increased to 10.1% for the year ended December 31, 2017, compared with 9.4% for the same period of 2016. The increase was primarily driven by higher volume/product mix. In addition, the Ingersoll Rand Industrial Business benefited from productivity benefits in excess of other inflation, the non-recurrence of capitalized costs related to new product engineering and development that were reclassified to the income statement, pricing improvements in excess of material inflation and favorable foreign currency exchange rate movements. These amounts were partially offset by increased spending on investments.

Other income/(expense), net

Other income /(expense), net increased by 34.8%, or $0.8 million, in the year ended December 31, 2017, compared with the same period of 2016 primarily due to an increase in interest income, partially offset by unfavorable currency impacts.

Provision for Income Taxes

The 2017 effective tax rate was 38%, which was higher than the U.S. statutory rate of 35% primarily due to a change in permanent reinvestment assertion on the unremitted earnings of certain foreign subsidiaries, the transition tax and U.S. state and local income taxes. In aggregate, these items increased the effective tax rate by 8.9%. This increase was partially offset by the remeasurement of the Ingersoll Rand Industrial Business’ net U.S. deferred tax liabilities, the recognition of excess tax benefits from employee share based payments and earnings in non-U.S. jurisdictions, which in aggregate, have a lower effective tax rate. In the aggregate, these items decreased the effective tax rate by 5.9%. Revenues from non-U.S. jurisdictions accounted for approximately 45% of the Ingersoll Rand Industrial Business’ total revenues, such that a material portion of its pretax income was earned and taxed outside the U.S. at rates ranging from 0% to 35%. When comparing the results of multiple reporting periods, among other factors, the mix of earnings between U.S. and foreign jurisdictions can cause variability in the Ingersoll Rand Industrial Business’ overall effective tax rate.

The 2016 effective tax rate was 27.9%, which was lower than the U.S. statutory rate of 35%, primarily due to earnings in non-U.S. jurisdictions, which in aggregate, have a lower effective tax rate. Revenues from non-U.S. jurisdictions accounted for approximately 46% of the Ingersoll Rand Industrial Business’ total revenues, such that a material portion of the Ingersoll Rand Industrial Business’ pretax income was earned and taxed outside the U.S. at rates ranging from 0% to 35%.

Liquidity and Capital Resources

Historically, Ingersoll Rand has provided capital, cash management, and other treasury services to the Ingersoll Rand Industrial Business. Only cash amounts specifically attributable to the Ingersoll Rand Industrial Business are reflected in the combined financial statements. Transfers of cash, both to and from Ingersoll Rand’s centralized cash management system, are reflected as a component of Ingersoll Rand’s investment in the Ingersoll Rand Industrial Business’ combined financial statements.

The Ingersoll Rand Industrial Business assesses its liquidity in terms of its ability to generate cash to fund its operating, investing and financing activities. In doing so, the Ingersoll Rand Industrial Business reviews and analyzes its current cash on hand, the number of days its sales are outstanding, inventory turns, capital expenditure commitments and income tax payments. Its cash requirements primarily consist of the funding of working capital and funding of capital expenditures.

Following the Transactions, the Ingersoll Rand Industrial Business will be a subsidiary of Gardner Denver. For additional information on Gardner Denver’s results of operations and financial condition, see “Where You Can Find More Information; Incorporation by Reference.” See also, “The Transaction Agreements—Debt Financing.”

Cash Flows

The following table reflects the major categories of cash flows for the periods indicated. For additional details, please see the Ingersoll Rand Industrial Business’ combined statements of cash flows.

	Nine Months Ended September 30,		Year Ended December 31,
In millions	2019	2018	2018	2017	2016
Net cash provided by (used in) operating activities	$		$337.7	$382.8	$294.1
Net cash provided by (used in) investing activities			$(91.9)	$(150.4)	$(63.6)
Net cash provided by (used in) financing activities			$(365.0)	$(165.0)	$(229.6)

Operating Activities

[nine month period ended September 30, 2019 comparison against nine month period ended September 30, 2018 to be inserted]

Net cash provided by continuing operating activities for the year ended December 31, 2018 was $337.7 million, of which net income provided $344.8 million after adjusting for non-cash transactions. Changes in other assets and liabilities used $7.1 million. Higher accounts receivable and inventory balances were partially offset by improvements in accounts payable. Net cash provided by operating activities for the year ended December 31, 2017 was $382.8 million, of which net income provided $296.5 million after adjusting for non-cash transactions. Changes in other assets and liabilities provided $86.3 million. Improvements in accounts payable and accounts receivables were partially offset by higher inventory balances. Net cash provided by operating activities for the year ended December 31, 2016 was $294.1 million, of which net income provided $295.9 million after adjusting for non-cash transactions. Changes in other assets and liabilities used $1.8 million. A reduction of accounts payable and other current and noncurrent liabilities balances and higher accounts receivable balances were partially offset by improvements in inventory.

Investing Activities

Cash flows from investing activities represents inflows and outflows regarding the purchase and sale of assets. Primary activities associated with these items include capital expenditures, proceeds from the sale of property, plant and equipment and acquisitions.

[nine month period ended September 30, 2019 comparison against nine month period ended September 30, 2018 to be inserted]

During the year ended December 31, 2018, net cash used in investing activities was $91.9 million. The primary driver of the outflow was capital expenditures of $104.4 million. This amount was partially offset by proceeds from the sale of property, plant and equipment. Net cash used in investing activities for the year ended December 31, 2017 was $150.4 million. The primary driver of the outflow was acquisitions of multiple businesses. The total outflow, net of cash acquired, was $99.7 million. Other outflows included capital expenditures, which totaled $53.4 million. During the year ended December 31, 2016, net cash used in investing activities was $63.6 million, which was primarily driven by capital expenditures of $55.5 million.

Financing Activities

Cash flows from financing activities represent inflows and outflows that account for net transfers to Ingersoll Rand.

[nine month period ended September 30, 2019 comparison against nine month period ended September 30, 2018 to be inserted]

During the year ended December 31, 2018, net cash used in financing activities was $365.0 million. Primary drivers of the cash outflow related to net transfers to Ingersoll Rand of $337.0 million and dividends paid to non-controlling interests of $25.2 million. During the year ended December 31, 2017, net cash used in financing activities was $165.0 million. Primary drivers of the cash outflow related to net transfers to Ingersoll Rand of $162.8 million. Net cash used in financing activities for the year ended December 31, 2016 was $229.6 million. The primary drivers of the cash outflow related to net transfers to Ingersoll Rand of $228.7 million.

Capital Resources

Capital expenditures were $104.4 million, $53.4 million and $55.5 million for the years ended December 31, 2018, 2017 and 2016, and $[•] million and $[•] million for the nine month period ended September 30, 2019 and 2018, respectively.

Contractual Obligations

The following table summarizes the Ingersoll Rand Industrial Business’ contractual cash obligations by required payment period as of December 31, 2018:

In millions	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Purchase obligations	$274.9	$—	$—	$—	$274.9
Operating leases	28.7	40.6	21.9	3.1	94.3
Total contractual cash obligations	$303.6	$40.6	$21.9	$3.1	$369.2

Future expected obligations under the Ingersoll Rand Industrial Business’ pension and postretirement benefit plans, income taxes, and product liability matters have not been included in the contractual cash obligations table above.

Pensions

The Ingersoll Rand Industrial Business provides a range of benefits, including pensions, postretirement and postemployment benefits to eligible current and former employees. Certain Ingersoll Rand Industrial Business employees participate in U.S. and international defined benefit pension plans sponsored by Ingersoll Rand (“Shared Plans”), which include participants of other Ingersoll Rand operations. Ingersoll Rand Industrial Business accounts for its participation in the Shared Plans as a multiemployer benefit plan. The pension expenses associated with the Shared Plans were $14.6 million, $13.0 million and $16.5 million in the years ended December 31, 2018, 2017 and 2016, respectively.

Additionally, the Ingersoll Rand Industrial Business has non-U.S. defined benefit and defined contribution plans covering eligible non-U.S. employees. At December 31, 2018, the Ingersoll Rand Industrial Business had a net unfunded liability of $31.3 million, which consisted of noncurrent pension assets of $0.2 million and current and non-current pension benefit liabilities of $31.5 million. It is Ingersoll Rand Industrial Business’ objective to contribute to the pension plans to ensure adequate funds are available in the plans to make benefit payments to plan participants and beneficiaries when required. However, certain plans are not or cannot be funded due to either legal, accounting, or tax requirements in certain jurisdictions. As of December 31, 2018, approximately 90% of the Ingersoll Rand Industrial Business’ projected benefit obligation related to plans that are not or cannot be funded. The Ingersoll Rand Industrial Business currently projects that it will contribute approximately $1 million to its plans worldwide in 2019. The timing and amounts of future contributions are dependent upon the funding status of the plan, which is expected to vary as a result of changes in interest rates, returns on underlying assets, and other factors. Therefore, pension contributions have been excluded from the preceding table. See note 9, “Pension and Postretirement Benefits Other Than Pension” to the combined financial statements for additional information regarding pensions.

Most of the Ingersoll Rand Industrial Business’ U.S. employees are covered by defined contribution plans. Employer contributions are determined based on criteria specific to the individual plans and amounted to approximately $23.0 million, $20.0 million, and $18.5 million in the years ended December 31, 2018, 2017 and 2016, respectively. The Ingersoll Rand Industrial Business’ contributions relating to non-U.S. defined contributions and other non-U.S. benefit plans were $19.4 million, $16.9 million and $15.1 million in the years ended December 31, 2018, 2017 and 2016, respectively.

Postretirement Benefits Other than Pensions

At December 31, 2018, certain employees of the Ingersoll Rand Industrial Business participate in various other postretirement benefit plans sponsored by Ingersoll Rand covering U.S. and non-U.S. employees. These plans are unfunded and have no plan assets, but are instead funded by the Ingersoll Rand Industrial Business on a pay-as-you-go basis in the form of direct benefit payments. Generally, postretirement health benefits are contributory with contributions adjusted annually. Life insurance plans for retirees are primarily noncontributory. See note 9, “Pension and Postretirement Benefits Other Than Pension” to the combined financial statements for additional information regarding postretirement benefits other than pensions.

Income Taxes

At December 31, 2018, the Ingersoll Rand Industrial Business had total unrecognized tax benefits for uncertain tax positions of $18.2 million and $0.7 million of related accrued interest and penalties, net of tax. The liability has been excluded from the preceding table as the Ingersoll Rand Industrial Business is unable to reasonably estimate the amount and period in which these liabilities might be paid. See note 13, “Income Taxes” to the combined financial statements for additional information regarding income taxes, including unrecognized tax benefits.

Contingent Liabilities

The Ingersoll Rand Industrial Business is involved in various litigation, claims and administrative proceedings and product liability matters. The Ingersoll Rand Industrial Business also incurs standard product warranty liabilities in the ordinary course of business. The Ingersoll Rand Industrial Business believes that these liabilities are subject to the uncertainties inherent in estimating future costs for contingent liabilities, and will likely be resolved over an extended period of time. Because the timing and amounts of potential future cash flows are uncertain, they have been excluded from the table above. See note 14, “Commitments and Contingencies” to the combined financial statements for additional information regarding contingent liabilities.

Critical Accounting Policies and Estimates

The Management’s Discussion and Analysis of Financial Condition and Results of Operations are based upon the Ingersoll Rand Industrial Business’ combined financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with those accounting principles requires management to use judgment in making estimates and assumptions based on the relevant information available at the end of each period. These estimates and assumptions have a significant effect on reported amounts of assets and liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities because they result primarily from the need to make estimates and assumptions on matters that are inherently uncertain. Actual results may differ from these estimates. If updated information or actual amounts are different from previous estimates, the revisions are included in the Ingersoll Rand Industrial Business’ results for the period in which they become known.

The following is a summary of certain accounting estimates and assumptions made by management that the Ingersoll Rand Industrial Business considers critical.

•	Allowance for Doubtful Accounts: The Ingersoll Rand Industrial Business maintains an allowance for doubtful accounts receivable which represents the best estimate of probable loss inherent in the Ingersoll Rand Industrial Business’ accounts receivable portfolio. This estimate is based upon a two-step policy that results in the total recorded allowance for doubtful accounts. The first step is to record a portfolio reserve based on the aging of the outstanding accounts receivable portfolio and the Ingersoll Rand Industrial Business’ historical experience with the Ingersoll Rand Industrial Business’ end markets, customer base and products. The second step is to create a specific reserve for significant accounts as to which the customer’s ability to satisfy their financial obligation to the Ingersoll Rand Industrial Business is in doubt due to circumstances such as bankruptcy, deteriorating operating results or financial position. In these circumstances, management uses its judgment to record an allowance based on the best estimate of probable loss, factoring in such considerations as the market value of collateral, if applicable. Actual results could differ from those estimates. These estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the combined statements of comprehensive income in the period that they are determined.
•	Goodwill and Intangible Assets: The Ingersoll Rand Industrial Business records as goodwill the excess of the purchase price over the fair value of the net assets acquired in a business combination. In accordance with ASC 350, “Intangibles-Goodwill and Other,” (ASC 350) goodwill and other indefinite-lived intangible assets are tested and reviewed annually for impairment during the fourth quarter or whenever there is a significant change in events or circumstances that indicate that the fair value of the asset is more likely than not less than the carrying amount of the asset.

Impairment of goodwill is assessed at the reporting unit level and begins with an optional qualitative assessment to determine if it is more likely than not that the fair value of each reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the goodwill impairment test under ASC 350. For those reporting units that bypass or fail the qualitative assessment, the test compares the carrying amount of the reporting unit to its estimated fair value. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. To the extent that the carrying value of the reporting unit exceeds its estimated fair value, an impairment loss will be recognized for the amount by which the reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill in that reporting unit.

As quoted market prices are not available for the Ingersoll Rand Industrial Business’ reporting units, the calculation of their estimated fair value is determined using three valuation techniques: a discounted cash flow model (an income approach), a market-adjusted multiple of earnings and revenues (a market approach), and a similar transactions method (also a market approach). The discounted cash flow approach relies on the Ingersoll Rand Industrial Business’ estimates of future cash flows and explicitly addresses factors such as timing, growth and margins, with due consideration given to forecasting risk. The earnings and revenue multiple approach reflects the market’s expectations for future growth and risk, with adjustments to account for differences between the guideline publicly traded companies and the subject reporting units. The similar transactions method considers prices paid in transactions that have recently occurred in the Ingersoll Rand Industrial Business’ industry or in related industries. These valuation techniques are weighted 50%, 40% and 10%, respectively.

Impairment of other intangible assets with indefinite useful lives is first assessed using a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. This assessment is used as a basis for determining whether it is necessary to calculate the fair value of an indefinite-lived intangible asset. For those indefinite-lived assets where it is required, a fair value is determined on a relief from royalty methodology (income approach) which is based on the implied royalty paid, at an appropriate discount rate, to license the use of an asset rather than owning the asset. The present value of the after-tax cost savings (i.e. royalty relief) indicates the estimated fair value of the asset. Any excess of the carrying value over the estimated fair value would be recognized as an impairment loss equal to that excess.

The determination of the estimated fair value and the implied fair value of goodwill and other indefinite-lived intangible assets requires the Ingersoll Rand Industrial Business to make assumptions about estimated cash flows, including profit margins, long-term forecasts, discount rates and terminal growth rates. The Ingersoll Rand Industrial Business developed these assumptions based on the market and geographic risks unique to each reporting unit. For its annual impairment testing performed during the fourth quarter of 2018, the Ingersoll Rand Industrial Business calculated the fair value for each of the reporting units and indefinite-lived intangibles. Based on the results of these calculations and further outlined below, the Ingersoll Rand Industrial Business determined that the fair value of the reporting units and indefinite-lived intangible assets exceeded their respective carrying values. The estimates of fair value are based on the best information available as of the date of the assessment, which primarily incorporates management assumptions about expected future cash flows.

Goodwill: Under the income approach, the Ingersoll Rand Industrial Business assumed a forecasted cash flow period of five years with discount rates ranging from 11.0% to 14.0% and terminal growth rates ranging from 3.0% to 4.5%. Under the guideline public company method, the Ingersoll Rand Industrial Business used an adjusted multiple ranging from 6.5 to 13.5 of projected earnings before interest, taxes, depreciation and amortization (EBITDA) based on the market information of comparable companies. For all reporting units, the excess of the estimated fair value over carrying value (expressed as a percentage of carrying value) was a minimum of 75%. A significant increase in the discount rate, decrease in the long-term growth rate, or substantial reductions in the Ingersoll Rand Industrial Business’ end markets and volume assumptions could have a negative impact on the estimated fair value of these reporting units.

Other Indefinite-lived intangible assets: In testing its other indefinite-lived intangible assets for impairment, the Ingersoll Rand Industrial Business assumed forecasted revenues for a period of five years with discount rates ranging from 11.0% to 15.5%, terminal growth rates of 3.0%, and royalty rates ranging from 0.5% to 4.5%. For all tradenames, the excess of the estimated fair value over carrying value (expressed as a percentage of carrying value) was a minimum of 74%. A significant increase in the discount rate, decrease in the long-term growth rate, decrease in the royalty rate or substantial reductions in the Ingersoll Rand Industrial Business’ end markets and volume assumptions could have a negative impact on the estimated fair values of the Ingersoll Rand Industrial Business’

tradenames. In addition, the Ingersoll Rand Industrial Business had one recently acquired tradename now subject to its annual impairment test. This tradename had a carrying value of $5.5 million, with an estimated fair value over carrying of under 10% as expected.

Long-lived assets and finite-lived intangibles: Long-lived assets and finite-lived intangibles are reviewed for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. Assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows can be generated. Impairment in the carrying value of an asset would be recognized whenever anticipated future undiscounted cash flows from an asset are less than its carrying value. The impairment is measured as the amount by which the carrying value exceeds the fair value of the asset as determined by an estimate of discounted cash flows. Changes in business conditions could potentially require future adjustments to these valuations.

•	Employee Benefit Plans: The Ingersoll Rand Industrial Business provides a range of benefits, including pensions, postretirement and postemployment benefits to eligible current and former employees. Certain Ingersoll Rand Industrial Business employees participate the Shared Plans, which include participants of other Ingersoll Rand operations. The Ingersoll Rand Industrial Business accounts for its participation in the Shared Plans as a multiemployer benefit plan. Accordingly, net periodic pension costs specifically related to the Ingersoll Rand Industrial Business employees have been reported in the combined statements of comprehensive income, and the Ingersoll Rand Industrial Business does not record an asset or liability to recognize the funded or unfunded status of the Shared Plans. Additionally, the Ingersoll Rand Industrial Business has pension plans covering certain employees in non-U.S. subsidiaries. The asset or liability to recognize the funded or unfunded status of these plans are recorded in the combined balance sheet. Determining the cost associated with such benefits is dependent on various actuarial assumptions, including discount rates, expected return on plan assets, compensation increases, mortality, turnover rates, and healthcare cost trend rates. Actuaries perform the required calculations to determine expense in accordance with the U.S. GAAP. Actual results may differ from the actuarial assumptions and are generally accumulated into accumulated other comprehensive income (loss) and amortized into net earnings over future periods. The Ingersoll Rand Industrial Business reviews its actuarial assumptions at each measurement date and makes modifications to the assumptions based on current rates and trends, if appropriate.
•	Loss Contingencies: Liabilities are recorded for various contingencies arising in the normal course of business, including product warranty, worker’s compensation and other claims. The Ingersoll Rand Industrial Business has recorded reserves in the financial statements related to these matters, which are developed using input derived from actuarial estimates and historical and anticipated experience data depending on the nature of the reserve, and in certain instances with consultation of legal counsel, internal and external consultants and engineers. Subject to the uncertainties inherent in estimating future costs for these types of liabilities, the Ingersoll Rand Industrial Business believes its estimated reserves are reasonable and does not believe the final determination of the liabilities with respect to these matters would have a material effect on the financial condition, results of operations, liquidity or cash flows of the Ingersoll Rand Industrial Business for any year.
•	Income Taxes: The Ingersoll Rand Industrial Business’ operations are subject to U.S. federal, state and local and foreign income taxes. In preparing its combined financial statements and to the extent the Ingersoll Rand Industrial Business has historically been included in the Ingersoll Rand income tax returns, the Ingersoll Rand Industrial Business has determined the tax provision for those operations on a separate return basis. Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. The Ingersoll Rand Industrial Business recognizes future tax benefits, such as net operating losses and tax credits, to the extent that realizing these benefits is considered in its judgment to be more likely than not. The Ingersoll Rand Industrial Business regularly reviews the recoverability of its deferred tax assets considering its historic profitability, projected future taxable income, timing of the reversals of existing temporary differences and the feasibility of its tax planning strategies. Where appropriate, the Ingersoll Rand Industrial Business records a valuation allowance with respect to a future tax benefit.

•	Revenue Recognition: Revenue is recognized when control of a good or service promised in a contract (i.e., performance obligation) is transferred to a customer. Control is obtained when a customer has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. A majority of the Ingersoll Rand Industrial Business’ revenues are recognized at a point-in-time as control is transferred at a distinct point in time per the terms of a contract. However, a portion of the Ingersoll Rand Industrial Business’ revenues are recognized over time as the customer simultaneously receives control as the Ingersoll Rand Industrial Business performs work under a contract. Ingersoll Rand Industrial Business adopted ASC 606 on January 1, 2018 using the modified retrospective approach. Refer to note 2, “Summary of Significant Accounting Policies” and note 10, “Revenue” to the combined financial statements for additional information related to the adoption of ASC 606.

The transaction price allocated to performance obligations reflects the Ingersoll Rand Industrial Business’ expectations about the consideration it will be entitled to receive from a customer. To determine the transaction price, variable and noncash consideration are assessed as well as whether a significant financing component exists. The Ingersoll Rand Industrial Business’ contracts with customers, dealers and distributors include several forms of sales incentive programs (variable consideration) which are estimated and included in the transaction price. They include, but are not limited to, discounts, coupons, and rebates where the customer does not have to provide any additional requirements to receive the discount. The Ingersoll Rand Industrial Business records an accrual (contra receivable) and a sales deduction for its best estimate determined using the expected value method. In addition, sales returns and customer disputes involving a question of quantity or price are also accounted for as variable consideration. All other incentives or incentive programs where the customer is required to reach a certain sales level, remain a customer for a certain period of time, provide a rebate form or is subject to additional requirements are accounted for as a reduction of revenue and establishment of a liability for its best estimate determined using the expected value method. The Ingersoll Rand Industrial Business considers historical data in determining its best estimates of variable consideration. These estimates are reviewed regularly for appropriateness, considering also whether the estimates should be constrained in order to avoid a significant reversal of revenue recognition in a future period. If updated information or actual amounts are different from previous estimates of variable consideration, the revisions are included in the results for the period in which they become known through a cumulative effect adjustment to revenue.

The Ingersoll Rand Industrial Business enters into sales arrangements that contain multiple goods and services, such as equipment and installation. For these arrangements, each good or service is evaluated to determine whether it represents a distinct performance obligation. The total transaction price is then allocated to the distinct performance obligations based on their relative standalone selling price at the inception of the arrangement. If available, the Ingersoll Rand Industrial Business utilizes observable prices for goods or services sold separately to similar customers in similar circumstances to determine its relative standalone selling price. Otherwise, list prices are used if they are determined to be representative of standalone selling prices. If neither of these items are available at contract inception, judgment may be required and the Ingersoll Rand Industrial Business will estimate standalone selling price based on its best estimate. The Ingersoll Rand Industrial Business recognizes revenue for delivered goods or services when the delivered good or service is distinct, control of the good or service has transferred to the customer, and only customary refund or return rights related to the goods or services exist. The Ingersoll Rand Industrial Business excludes from revenues taxes it collects from a customer that are assessed by a government authority.

Recent Accounting Pronouncements

See note 3 to the combined financial statements for a discussion of recent accounting pronouncements.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Ingersoll Rand Industrial Business is exposed to fluctuations in currency exchange rates, interest rates and commodity prices that could impact its results of operations and financial condition.

Foreign Currency Exposures

The Ingersoll Rand Industrial Business has operations throughout the world that manufacture and sell products in various international markets. As a result, it is exposed to movements in exchange rates of various currencies against the U.S. dollar as well as against other currencies throughout the world.

Many of the Ingersoll Rand Industrial Business’ non-U.S. operations have a functional currency other than the U.S. dollar, and their results are translated into U.S. dollars for reporting purposes. Therefore, its reported results will be higher or lower depending on the weakening or strengthening of the U.S. dollar against the respective foreign currency. The Ingersoll Rand Industrial Business’ largest concentration of revenues from non-U.S. operations as of December 31, 2018 are in Euros and Chinese Yuan. A hypothetical 10% unfavorable change in the average exchange rate used to translate Net revenues for the year ended December 31, 2018 from either Euros or Chinese Yuan-based operations into U.S. dollars would not have a material impact on the combined financial statements.

SELECTED FINANCIAL STATEMENT DATA

Selected Consolidated Historical Financial Data of Gardner Denver

The selected consolidated financial data presented below have been derived from, and should be read together with, Gardner Denver’s consolidated financial statements and the accompanying notes and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Financial Data” sections included in Gardner Denver’s Annual Report on Form 10-K for the year ended December 31, 2018 and in Gardner Denver’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2019, which are incorporated by reference into this proxy statement/prospectus-information statement. The summary consolidated financial data below is not necessarily indicative of the results that may be expected for any future period. To find out where you can obtain copies of Gardner Denver’s documents that have been incorporated by reference, see “Where You Can Find More Information; Incorporation By Reference.”

	Gardner Denver
	Nine Months Ended September 30,		Year Ended December 31,
(In millions)	2019	2018	2018	2017	2016	2015	2014
	(unaudited)
Statement of Operations Data:
Revenues	$	$1,977.1	$2,689.8	$2,375.4	$1,939.4	$2,126.9	$2,570.0
Cost of sales		1,233.6	1,677.3	1,477.5	1,222.7	1,347.8	1,633.2
Gross profit		743.5	1,012.5	897.9	716.7	779.1	936.8
Selling and administrative expenses		330.4	434.6	446.2	415.1	431.0	478.9
Amortization of intangible assets		93.4	125.8	118.9	124.2	115.4	113.3
Impairment of goodwill		—	—	—	—	343.3	220.6
Impairment of other intangible assets		—	—	1.6	25.3	78.1	14.4
Other operating expense, net		10.8	9.1	222.1	48.6	20.7	64.3
Operating income (loss)		308.9	443.0	109.1	103.5	(209.4)	45.3
Interest expense		76.5	99.6	140.7	170.3	162.9	164.4
Loss on extinguishment of debt		1.0	1.1	84.5	—	—	—
Other income, net		(6.7)	(7.2)	(3.4)	(3.6)	(5.6)	(6.2)
Income (loss) before income taxes		238.1	349.5	(112.7)	(63.2)	(366.7)	(112.9)
Provision (benefit) for income taxes		63.2	80.1	(131.2)	(31.9)	(14.7)	23.0
Net income (loss)		174.9	269.4	18.5	(31.3)	(352.0)	(135.9)
Net income attributable to noncontrolling interests		—	—	0.1	5.3	(0.8)	(0.9)
Net income (loss) attributable to Gardner Denver Holdings, Inc.	$	$174.9	$269.4	$18.4	$(36.6)	$(351.2)	$(135.0)

Earnings (loss) per share, basic	$	$0.87	$1.34	$0.10	$(0.25)	$(2.35)	$(0.91)
Earnings (loss) per share, diluted	$	$0.83	$1.29	$0.10	$(0.25)	$(2.35)	$(0.91)
Weighted average shares, basic		201.8	201.6	182.2	149.2	149.6	148.9
Weighted average shares, diluted		209.6	209.1	188.4	149.2	149.6	148.9
	Gardner Denver
	Nine Months Ended September 30,		Year Ended December 31,
(In millions)	2019	2018	2018	2017	2016	2015	2014
	(unaudited)
Statement of Cash Flow Data:
Cash flows - operating activities	$	$298.3	$444.5	$200.5	$165.6	$172.1	$141.8
Cash flows - investing activities	$	$(142.6)	$(235.0)	$(60.8)	$(82.1)	$(84.0)	$(155.4)
Cash flows - financing activities	$	$(272.8)	$(373.0)	$(17.4)	$(43.0)	$(35.0)	$(3.7)

	Gardner Denver
	Nine Months Ended September 30,	As of December 31,
(In millions)	2019	2018	2017	2016	2015	2014
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$	$221.2	$393.3	$255.8	$228.3	$184.2
Total assets		4,487.1	4,621.2	4,316.0	4,462.0	5,107.1
Total liabilities		2,811.1	3,144.4	4,044.2	4,056.5	4,218.5
Total stockholders’ equity		1,676.0	1,476.8	271.8	405.5	888.6

Selected Historical Combined Financial Data of the Ingersoll Rand Industrial Business

The Ingersoll Rand Industrial Business’ selected combined statement of income data for the three years ended December 31, 2018, 2017 and 2016 and combined balance sheet data as of December 31, 2018 and 2017 have been derived from the Ingersoll Rand Industrial Business’ audited combined financial statements, included elsewhere in this proxy statement/prospectus-information statement. The Ingersoll Rand Industrial Business’ selected combined statement of income data for the nine months ended September 30, 2019 and 2018 and selected combined balance sheet data as of September 30, 2019 have been derived from the Ingersoll Rand Industrial Business’ unaudited condensed combined financial statements, included elsewhere in this proxy statement/prospectus-information statement. The selected historical combined financial data below is not necessarily indicative of the results that may be expected for any future period. The combined financial data for any interim period is not necessarily indicative of the results that may be expected for the full year. This information should be read in conjunction with the financial statements of the Ingersoll Rand Industrial Business and the notes thereto and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Ingersoll Rand Industrial Business” included elsewhere in this proxy statement/prospectus-information statement.

The financial information of the Ingersoll Rand Industrial Business included in this proxy statement/prospectus-information statement has been derived from the consolidated financial statements and accounting records of Ingersoll Rand and reflects assumptions and allocations made by Ingersoll Rand. The financial position, results of operations and cash flows of the Ingersoll Rand Industrial Business presented may be different from those that would have resulted had the Ingersoll Rand Industrial Business been operated as a stand-alone company. As a result, the historical financial information of the Ingersoll Rand Industrial Business is not a reliable indicator of future results. See “Risk Factors.”

	Ingersoll Rand Industrial Business
	Nine Months Ended September 30,		Year Ended December 31,
(In millions)	2019	2018	2018	2017	2016
	(unaudited)
Combined Statement of Income Data:
Net revenues (including sales to related parties of $61.7, $55.6, and $54.4 for 2018, 2017 and 2016, respectively)	$	$	$3,386.1	$3,085.8	$3,018.3
Operating expenses
Costs of goods sold			(2,324.7)	(2,097.3)	(2,102.8)
Selling and administrative expenses			(698.8)	(678.3)	(631.5)
Operating income			362.6	310.2	284.0
Other income/(expense), net			(3.2)	3.1	2.3
Earnings before income taxes			359.4	313.3	286.3
Provision for income taxes			(83.1)	(119.2)	(79.9)
Net earnings	$	$	$276.3	$194.1	$206.4
Net earnings attributable to noncontrolling interests			(2.6)	3.2	(2.1)
Net earnings attributable to Ingersoll Rand Industrial	$	$	$273.7	$197.3	$204.3

	Ingersoll Rand Industrial Business
	As of September 30,	As of December 31,
(In millions)	2019	2018	2017
	(unaudited)
Combined Balance Sheet Data:
Cash and cash equivalents	$	$196.0	$324.6
Total assets	$	$2,828.8	$2,934.6
Total liabilities	$	$879.6	$877.0
Total equity	$	$1,949.2	$2,057.6
	Ingersoll Rand Industrial Business
	Nine Months Ended September 30,		Year Ended December 31,
(In millions)	2019	2018	2018	2017	2016
	(unaudited)
Combined Statement of Cash Flows Data:
Cash provided by (used in):
Operating activities	$	$	$337.7	$382.8	$294.1
Investing activities	$	$	$(91.9)	$(150.4)	$(63.6)
Financing activities	$	$	$(365.0)	$(165.0)	$(229.6)

Unaudited Pro Forma Condensed Combined Financial Information

On April 30, 2019, Gardner Denver and Ingersoll Rand agreed to enter into transactions to effect the transfer of the Ingersoll Rand Industrial Business to Gardner Denver. Ingersoll Rand will separate its industrial segment by way of a spin-off to Ingersoll Rand’s shareholders, pursuant to the Separation Agreement, and combine it with Gardner Denver, pursuant to the Merger Agreement.

Prior to the Distribution, Ingersoll Rand (or an affiliate thereof) will receive $1,900 million in cash from Ingersoll Rand Industrial that will be funded by newly-issued debt assumed by the combined company in the merger. Additionally, upon the closing of the transaction, existing Ingersoll Rand shareholders will receive 50.1% of Gardner Denver common stock on a fully diluted basis. Existing Gardner Denver stockholders will retain 49.9% of Gardner Denver common stock on a fully diluted basis. The transaction is expected to be tax-free to Ingersoll Rand and Gardner Denver’s respective shareholders for U.S. federal income tax purposes.

The accompanying unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X. The historical consolidated financial information in the unaudited pro forma condensed combined financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the Transactions, (2) factually supportable and (3) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results of Gardner Denver and Ingersoll Rand Industrial.

The unaudited pro forma condensed combined financial information does not give effect to any cost savings, operating synergies or revenue synergies that may result from the merger or the costs to achieve any synergies.

The unaudited pro forma condensed combined financial information has been presented for informational purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations would have been had the transactions been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

The unaudited pro forma condensed combined financial information contains estimated adjustments, based upon available information and certain assumptions that we believe are reasonable under the circumstances. The assumptions underlying the pro forma adjustments are described in greater detail in the accompanying notes to the unaudited pro forma combined financial information. In many cases, these assumptions were based on preliminary information and estimates.

The unaudited pro forma condensed combined financial information set forth below gives effect to the following transactions and circumstances, referred to as the Transactions:

•	Reorganization of Ingersoll Rand;
•	Incurrence of Ingersoll Rand Industrial Debt;
•	Distribution of Ingersoll Rand Industrial common stock;
•	Merger of Gardner Denver and Ingersoll Rand Industrial; and
•	Ingersoll Rand Industrial’s acquisition of Precision Flow Systems (“PFS”) on May 15, 2019

The unaudited pro forma condensed combined financial information is presented to illustrate the estimated effects of the Transactions, based on the historical financial position and results of operations of Gardner Denver, Ingersoll Rand Industrial, and PFS presented as follows:

•	The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2019 was prepared based on
(1)	the historical unaudited condensed consolidated statement of operations of Gardner Denver for the nine months ended September 30, 2019;
(2)	the historical unaudited combined statement of comprehensive income of Ingersoll Rand Industrial for the nine months ended September 30, 2019, and
(3)	the historical unaudited condensed combined statement of operations and comprehensive income of PFS for the three months ended March 31, 2019 and unaudited financial statement information for the period from April 1, 2019 to May 14, 2019 as derived from the historical records of PFS;
•	The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 was prepared based on
(1)	the historical audited consolidated statement of operations of Gardner Denver for the year ended December 31, 2018;
(2)	the historical audited combined statement of comprehensive income of Ingersoll Rand Industrial for the year ended December 31, 2018, and
(3)	the historical audited combined statement of operations and comprehensive income of PFS for the year ended December 31, 2018;
•	The unaudited pro forma condensed combined balance sheet as of September 30, 2019 was prepared based on
(1)	the historical unaudited condensed consolidated balance sheet of Gardner Denver as of September 30, 2019, and
(2)	the historical unaudited combined balance sheet of Ingersoll Rand Industrial as of September 30, 2019.

The merger will be accounted for using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. Gardner Denver management has determined that Gardner Denver is the acquirer for financial accounting purposes. In identifying Gardner Denver as the accounting acquirer, the companies considered the structure of the transaction and other actions contemplated by the Merger Agreement, relative outstanding share ownership and market values, the composition of the combined company’s board of directors, the relative size of Gardner Denver and Ingersoll Rand Industrial, and the designation of certain senior management positions of the combined company.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2018 and the nine months ended September 30, 2019 assume the Transactions occurred on January 1, 2018. The unaudited pro forma condensed combined balance sheet as of September 30, 2019 assumes the Transactions occurred on September 30, 2019, with the exception of Ingersoll Rand’s acquisition of PFS which is reflected in Ingersoll Rand Industrial’s historical balance sheet at September 30, 2019.

This historical financial information included in the unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the accompanying notes, as well as the following historical consolidated financial statements and related notes of Gardner Denver, Ingersoll Rand Industrial, and PFS, that are included or incorporated by reference into this proxy statement/prospectus-information statement:

•	Gardner Denver’s consolidated financial statements and the notes thereto contained in its Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on February 27, 2019 and Gardner Denver’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2019 filed with the SEC on [•];
•	Ingersoll Rand Industrial’s audited combined financial statements for the year ended December 31, 2018 and Ingersoll Rand Industrial’s unaudited combined financial statements for the nine months ended September 30, 2019; and
•	PFS audited combined financial statements for the year ended December 31, 2018, unaudited condensed combined financial statements for the three months ended March 31, 2019.

For more information regarding such historical consolidated financial statements and related notes of Gardner Denver, see “Where You Can Find More Information; Incorporation by Reference.”

GARDNER DENVER AND THE INGERSOLL RAND INDUSTRIAL BUSINESS
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
Nine months ended September 30, 2019
(Dollars and shares, in millions, except per share amounts)

	Historical Gardner Denver		Pro Forma Ingersoll Rand Industrial Adjusted (Note 2)		Pre-Merger Adjustments (Note 7)		Merger Adjustments (Note 8)			Pro Forma Combined
Revenues	$	[•]	$	[•]	$	[•]	$	[•]		$	[•]
Cost of sales		[•]		[•]		[•]		[•]	{a}		[•]
Gross Profit		[•]		[•]		[•]		[•]			[•]
Selling and administrative expenses		[•]		[•]		[•]		[•]	{a}{b}		[•]
Amortization of intangible assets		[•]		[•]		[•]		[•]	{c}		[•]
Other operating expense, net		[•]		[•]		[•]		[•]			[•]
Operating Income		[•]		[•]		[•]		[•]			[•]
Interest expense		[•]		[•]		[•]		[•]	{d}		[•]
Loss on extinguishment of debt		[•]		[•]		[•]		[•]			[•]
Other income, net		[•]		[•]		[•]		[•]			[•]
Income (Loss) Before Income Taxes		[•]		[•]		[•]		[•]			[•]
Provision (benefit) for income taxes		[•]		[•]		[•]		[•]	{e}		[•]
Net Income (Loss)		[•]		[•]		[•]		[•]			[•]
Less: Net earnings attributable to non-controlling interest		[•]		[•]		[•]		[•]			[•]
Net Income (Loss) attributable to Pro Forma Combined	$	[•]	$	[•]	$	[•]	$	[•]		$	[•]
Basic earnings (loss) per share	$	[•]								$	[•]
Diluted earnings (loss) per share	$	[•]								$	[•]

Weighted average shares, basic		[•]							{f}		[•]
Weighted average shares, diluted		[•]							{g}		[•]

GARDNER DENVER AND THE INGERSOLL RAND INDUSTRIAL BUSINESS
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
Year ended December 31, 2018
(Dollars and shares, in millions, except per share amounts)

	Historical Gardner Denver	Pro Forma Ingersoll Rand Industrial Adjusted (Note 2)	Pre-Merger Adjustments (Note 7)	Merger Adjustments (Note 8)		Pro Forma Combined
Revenues	$2,689.8	$3,770.5	$—	$—		$6,460.3
Cost of sales	1,677.3	2,494.4	—	(9.4	){a}	4,162.3
Gross Profit	1,012.5	1,276.1	—	9.4		2,298.0
Selling and administrative expenses	434.6	759.9	—	(2.4	){a}	1,191.8
				(0.3	){b}
Amortization of intangible assets	125.8	61.8	—	202.7	{c}	390.3
Other operating expense, net	9.1	61.4	—	—		70.5
Operating Income	443.0	393.0	—	(190.6)		645.4
Interest expense	99.6	—	—	77.3	{d}	176.9
Loss on extinguishment of debt	1.1	—	—	—		1.1
Other income, net	(7.2)	(1.6)	—	—		(8.8)
Income (Loss) Before Income Taxes	349.5	394.6	—	(267.9)		476.2
Provision (benefit) for income taxes	80.1	96.9	—	(65.7	){e}	111.3
Net Income (Loss)	269.4	297.7	—	(202.2)		364.9
Less: Net income attributable to noncontrolling interests	—	(2.6)	—	—		(2.6)
Net Income (Loss) Attributable to Pro Forma Combined	$269.4	$295.1	—	$(202.2)		$362.3
Basic earnings per share	$1.34					$0.88
Diluted earnings per share	$1.29					$0.86

Weighted average shares, basic	201.6			210.5	{f}	412.1
Weighted average shares, diluted	209.1			210.8	{g}	419.9

GARDNER DENVER AND THE INGERSOLL RAND INDUSTRIAL BUSINESS
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of September 30, 2019
(Dollars, in millions)

	Historical Gardner Denver		Historical Ingersoll Rand Industrial		Pre-Merger Adjustments (Note 7)			Merger Adjustments (Note 9)			Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$	[•]	$	[•]	$	[•]	{a}	$	[•]	{i}	$	[•]
Accounts receivable, net of allowance for doubtful accounts		[•]		[•]		[•]			[•]			[•]
Inventories		[•]		[•]		[•]			[•]	{j}		[•]
Other current assets		[•]		[•]		[•]			[•]			[•]
Total current assets		[•]		[•]		[•]			[•]			[•]
Property, plant and equipment, net of accumulated depreciation		[•]		[•]		[•]			[•]	{h}{k}		[•]
Goodwill		[•]		[•]		[•]			[•]	{l}		[•]
Other intangible assets, net		[•]		[•]		[•]			[•]	{h}{m}		[•]
Deferred tax assets		[•]		[•]		[•]			[•]			[•]
Other assets		[•]		[•]		[•]			[•]			[•]
Total assets	$	[•]	$	[•]	$	[•]		$	[•]		$	[•]
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings and current maturities of long-term debt	$	[•]	$	[•]	$	[•]	{b}	$	[•]		$	[•]
Accounts payable		[•]		[•]		[•]			[•]			[•]
Accrued compensation and benefits		[•]		[•]		[•]			[•]	{h}		[•]
Accrued liabilities		[•]		[•]		[•]			[•]	{h}		[•]
Total current liabilities		[•]		[•]		[•]			[•]			[•]
Long-term debt, less current maturities		[•]		[•]		[•]	{b}		[•]			[•]
Pensions and other postretirement benefits		[•]		[•]		[•]	{d}		[•]			[•]
Deferred income taxes		[•]		[•]		[•]			[•]			[•]
Other liabilities		[•]		[•]		[•]	{c}		[•]	{n}		[•]
Total liabilities		[•]		[•]		[•]			[•]			[•]
Commitments and contingencies
Stockholders’ equity:
Common stock, $0.01 par value; 1,000,000,000 shares authorized; [•] shares issued at September 30, 2019		[•]		[•]		[•]			[•]			[•]
Capital in excess of par value		[•]		[•]		[•]			[•]	{o}		[•]
Accumulated deficit		[•]		[•]		[•]			[•]			[•]
Parent company investment		[•]		[•]		[•]	{a}{b}{c}{d}		[•]	{o}		[•]
Accumulated other comprehensive loss		[•]		[•]		[•]	{d}		[•]	{o}		[•]
Treasury stock at cost; [•] shares at September 30, 2019		[•]		[•]		[•]			[•]			[•]
Non-controlling interest		[•]		[•]		[•]			[•]			[•]
Total stockholders’ equity		[•]		[•]		[•]			[•]			[•]
Total liabilities and stockholders’ equity	$	[•]	$	[•]	$	[•]		$	[•]		$	[•]

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1:	Description of transactions

On April 30, 2019, Gardner Denver and Ingersoll Rand agreed to enter into transactions to affect the transfer of Ingersoll Rand Industrial to Gardner Denver. These transactions provide for the separation of the Ingersoll Rand Industrial Business into Ingersoll Rand Industrial, the distribution of all the shares of Ingersoll Rand Industrial to Ingersoll Rand’s shareholders and the subsequent merger of Merger Sub with and into Ingersoll Rand Industrial, with Ingersoll Rand Industrial surviving as a wholly owned subsidiary of Gardner Denver.

Immediately prior to the Distribution, Ingersoll Rand (or an affiliate thereof) will receive $1,900 million in cash from Ingersoll Rand Industrial that will be funded by newly-issued debt assumed by the combined company in the merger. As a result of and immediately following these transactions, Ingersoll Rand shareholders will collectively own approximately 50.1% of Gardner Denver common stock on a fully-diluted basis, and existing Gardner Denver stockholders will collectively own approximately 49.9% of Gardner Denver common stock on a fully-diluted basis, in each case excluding any overlaps in the pre-transaction stockholder bases. In no event will Ingersoll Rand shareholders hold less than 50.1% of the outstanding common stock of Gardner Denver immediately after the merger. Ingersoll Rand shareholders will retain their ordinary shares of Ingersoll Rand.

Note 2:	Ingersoll Rand’s acquisition of PFS

On May 15, 2019, Ingersoll Rand completed its acquisition of PFS, a leading provider of fluid management systems which serves mission-critical applications including water, precision irrigation, oil and gas, and chemical and industrial.

The values presented in the unaudited pro forma condensed combined financial information for Historical Ingersoll Rand Industrial as of and for the nine months ended September 30, 2019 reflect the consolidation of PFS from the date of acquisition. Amounts presented as results of operations of PFS prior to its acquisition by Ingersoll Rand Industrial for the three months ended March 31, 2019 are derived from the unaudited financial statements of PFS and for the period from April 1, 2019 through May 14, 2019, which have been derived from the historical records of PFS.

The unaudited pro forma combined statement of operations for the year ended December 31, 2018 and the nine months ended September 30, 2019 gives effect to Ingersoll Rand Industrial’s acquisition of PFS as if the acquisition had occurred on January 1, 2018. The Historical Ingersoll Rand Industrial amounts include the results of PFS for the period from May 15, 2019 to September 30, 2019.

Consideration transferred

The PFS Acquisition has been accounted for using the acquisition method of accounting in accordance with ASC 805, which requires, among other things, that the assets and liabilities assumed be recognized at their acquisition date fair values, with any excess of the consideration transferred over the estimated fair values of the identifiable net assets acquired recorded as goodwill. The consideration transferred by Ingersoll Rand in the PFS Acquisition was approximately $1,456.3 million in cash, excluding cash acquired and including the settlement of pre-acquisition PFS indebtedness. The consideration transferred is subject to customary purchase price adjustments. Ingersoll Rand Industrial incurred $12.7 million in transaction costs in connection with their acquisition of PFS.

The following is a summary of the preliminary estimated fair values of the net assets acquired as of the transaction close date, May 15, 2019:

(Dollars in millions)
Current assets	$124.8
Intangibles	662.2
Goodwill	805.5
Other noncurrent assets	48.4
Accounts payable, accrued expenses and other liabilities	(72.0)
Noncurrent deferred tax liabilities	(112.6)
Total purchase price, net of cash acquired	$1,456.3

Ingersoll Rand Industrial has not finalized the process of allocating the purchase price and valuing the acquired assets and liabilities assumed for the PFS Acquisition. The final purchase price allocation will be determined when Ingersoll Rand Industrial has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary amounts presented in these unaudited pro forma combined financial statements. If the fair value of the acquired assets is higher than the preliminary values above, it may result in higher amortization and depreciation expense than is presented in these unaudited pro forma condensed combined statement of operations.

Ingersoll Rand Industrial
Unaudited Pro forma Condensed Combined Statement of Operations
Nine months ended September 30, 2019
(Dollars and shares, in millions, except per share amounts)

	Historical Ingersoll Rand Industrial		Historical PFS (1/1/2019 - 3/31/2019)		Historical PFS (4/1/2019 - 5/14/2019)		Pro Forma Adjustments			Total Pro Forma Ingersoll Rand Industrial		Reclassification Adjustments			Total Pro Forma Ingersoll Rand Industrial Adjusted
Revenues	$	[•]	$	[•]	$	[•]	$	[•]		$	[•]	$	[•]		$	[•]
Cost of sales		[•]		[•]		[•]		[•]	{a}{b}{d}		[•]		[•]			[•]
Gross profit		[•]		[•]		[•]		[•]			[•]		[•]			[•]
Selling and administrative expenses		[•]		[•]		[•]		[•]	{c}		[•]		[•]	{g}{h}{i}		[•]
Research and development		[•]		[•]		[•]		[•]			[•]		[•]	{i}		[•]
Amortization of intangible assets		[•]		[•]		[•]		[•]	{d}		[•]		[•]	{g}		[•]
Other operating expense, net		[•]		[•]		[•]		[•]			[•]		[•]	{h}		[•]
Operating income (loss)		[•]		[•]		[•]		[•]			[•]		[•]			[•]
Interest expense		[•]		[•]		[•]		[•]	{e}		[•]		[•]			[•]
Loss on extinguishment of debt		[•]		[•]		[•]		[•]			[•]		[•]			[•]
Other income, net		[•]		[•]		[•]		[•]			[•]		[•]			[•]
Income (loss) before income taxes		[•]		[•]		[•]		[•]			[•]		[•]			[•]
Provision (benefit) for income taxes		[•]		[•]		[•]		[•]	{f}		[•]		[•]			[•]
Net income (loss)		[•]		[•]		[•]		[•]			[•]		[•]			[•]
Less: Net earnings attributable to non-controlling interest		[•]		[•]		[•]		[•]			[•]		[•]			[•]
Net earnings (loss) attributable to Pro Forma Ingersoll Rand Industrial	$	[•]	$	[•]	$	[•]	$	[•]			[•]	$	[•]		$	[•]

Pro Forma Adjustments

(a)	Reflects $[•] million reduction of Cost of sales for the removal of inventory step-up amortization.
(b)	Reflects $[•] million increase of Cost of sales for incremental depreciation expense based on the fair value of the depreciable fixed assets acquired and assigned estimated useful lives.
(c)	Reflects the pro forma adjustment to remove $[•] of transaction costs incurred by Ingersoll Rand Industrial and $[•] of transaction costs incurred by PFS in connection with the PFS Acquisition as transaction costs are directly attributable to the PFS Acquisition and will not have an ongoing impact on the combined business. No transactions costs related to the PFS acquisition were expensed or accrued by either Ingersoll Rand Industrial or PFS in their respective 2018 historical financial statements.
(d)	Reflects the net pro forma adjustment of $[•] million for the removal of $[•] million of historical amortization expense ($[•] million within Cost of sales and $[•] million within Selling and administrative expenses) offset by new amortization expense of $[•] million based on the fair value of the definite life intangible assets and the respective assigned estimated useful life.
(Dollars in millions)	Preliminary fair value	Estimated weighted average life (years)	Pro forma nine months ended September 30, 2019
Customer relationships	$457.6	14	$	[•]
Developed technology	24.2	9		[•]
Backlog	12.2	1		[•]
Tradenames	168.2	N/A		[•]
Total acquired intangible assets	$662.2			[•]
The unaudited pro forma combined statements of operations do not reflect the amortization of the backlog of $12.2 million ($8.9 million net of tax) for the estimated purchase accounting adjustment to intangibles as this amount is not expected to have a continuing impact on Ingersoll Rand Industrial’s operations. The $[•] million of historical Ingersoll Rand Industrial amortization expense is inclusive of $[•] million of backlog amortization.

(e)	Reflects the pro forma adjustment to remove the historical interest expense of $[•] million as Ingersoll Rand Industrial did not assume PFS’ debt in connection with the acquisition. The PFS Acquisition was funded with cash provided by Ingersoll Rand and accordingly, no interest expense has been reflected in the unaudited pro forma condensed combined statements of operations.
(f)	Reflects an adjustment to record an income tax provision for the net pro forma adjustments related to the PFS Acquisition resulting from i) including the tax effect of pro forma PFS Acquisition adjustments determined using statutory tax rates in the jurisdictions in which the acquired assets are located, ii) removing the historical tax effect related to the pro forma adjustments to eliminate historical PFS amortization and interest expense which were determined based on actual PFS tax rates when the expenses were originally recognized, and iii) certain adjustments as a result of an expectation that the tax benefit of PFS’ historical net losses, which was previously unrecognized, would have been realizable based on the combined tax position of Ingersoll Rand Industrial and PFS. The net adjustment results in a blended pro forma effective rate of approximately [•]%.

Reclassification Adjustments

Total Pro Forma Ingersoll Rand Industrial Adjusted reflects the following reclassification adjustments to conform Total Pro Forma Ingersoll Rand Industrial to the financial statement presentation of Gardner Denver:

(g)	Reflects reclassification of $[•] million of amortization expense within Selling and administrative expenses to Amortization of intangible assets to align with Gardner Denver presentation.
(h)	Reflects reclassification of $[•] million restructuring charges within Selling and administrative expenses to Other operating expense, net to align with Gardner Denver presentation.
(i)	Reflects the reclassification of $[•] million of Research and development to Selling and administrative expenses to align with Gardner Denver presentation.

Ingersoll Rand Industrial
Unaudited Pro forma Condensed Combined Statement of Operations
Year ended December 31, 2018
(Dollars and shares, in millions, except per share amounts)

	Historical Ingersoll Rand Industrial	Historical PFS	Pro Forma Adjustments		Total Pro Forma Ingersoll Rand Industrial	Reclassification Adjustments		Total Pro Forma Ingersoll Rand Industrial Adjusted
Revenues	$3,386.1	$384.4	$—		$3,770.5	$—		$3,770.5
Cost of sales	2,324.7	222.8	1.2	{j}	2,539.2	(47.1	){o}	2,494.4
			(9.5	){k}		2.3	{q}

Gross profit	1,061.4	161.6	8.3		1,231.3	44.8		1,276.1
Selling and administrative expenses	698.8	118.4	(2.4	){k}	814.8	(61.8	){n}	759.9
					—	(3.3	){o}
					—	10.2	{r}
Research and development		10.2			10.2	(10.2	){r}	—
Amortization of intangible assets	—	—	—		—	61.8	{n}	61.8
Other operating expense, net	—	8.5	—		8.5	50.4	{o}	61.4
					—	4.8	{p}
					—	(2.3	){q}
Operating income (loss)	362.6	24.5	10.7		397.8	(4.8)		393.0
Interest expense	—	23.2	(23.2	){l}	—	—		—
Loss on extinguishment of debt	—	—	—		—	—		—
Other (income) expense, net	3.2	—	—		3.2	(4.8	){p}	(1.6)
Income before income taxes	359.4	1.3	33.9		394.6	—		394.6
Provision for income taxes	83.1	6.5	7.3	{m}	96.9	—		96.9
Net income (loss)	276.3	(5.2)	26.6		297.7	—		297.7
Less: Net earnings attributable to non-controlling interest	(2.6)	—	—		(2.6)	—		(2.6)
Net earnings (loss) attributable to Pro Forma Ingersoll Rand Industrial	$273.7	$(5.2)	$26.6		295.1	$—		$295.1

Pro Forma Adjustments

(j)	Reflects incremental depreciation expense of $1.2 million based on the estimated fair value step-up of the depreciable fixed assets acquired and assigned estimated useful lives.
(k)	Reflects the net pro forma adjustment of $11.9 million for the removal of $47.2 million of historical amortization expense ($9.5 million within Cost of sales and $37.7 million within Selling and administrative expenses) offset by new amortization expense of $35.3 million based on the fair value of the definite life intangible assets and the respective estimated assigned useful life.
(Dollars in millions)	Preliminary fair value	Estimated weighted average life (years)	Pro forma year-ended December 31, 2018
Customer relationships	$457.6	14	$32.7
Developed technology	24.2	9	2.6
Backlog	12.2	1	—
Tradenames	168.2	N/A	—
Total acquired intangible assets	$662.2		$35.3
The estimated fair value of amortizable intangible assets is expected to be amortized over the preliminary useful lives that will generally range from approximately fourteen years for customer relationships to nine years for developed technology, subject to the finalization of the purchase price allocation. Tradenames are considered to have an indefinite life. The amortizable life for each category of asset was based on the duration of the estimated cash flows for each asset. With other assumptions held constant, a 10% change in the fair value adjustment for amortizable intangible assets would increase/ decrease annual pro forma amortization by approximately $3.5 million. The unaudited pro forma combined statements of operations do not reflect the amortization of the backlog of $12.2 million ($8.9 million net of tax) for the estimated purchase accounting adjustment to intangibles as this amount is not expected to have a continuing impact on Ingersoll Rand Industrial’s operations.
(l)	Reflects the pro forma adjustment to remove the historical interest expense of $23.2 million as Ingersoll Rand Industrial did not assume PFS’ debt in connection with the acquisition. The PFS Acquisition was funded with cash provided by Ingersoll Rand and accordingly, no interest expense has been reflected in the unaudited pro forma condensed combined statements of operations.

(m)	Reflects an adjustment to record an income tax provision for the net pro forma adjustments related to the PFS Acquisition resulting from i) including the tax effect of pro forma PFS Acquisition adjustments determined using statutory tax rates in the jurisdictions in which the acquired assets are located, ii) removing the historical tax effect related to the pro forma adjustments to eliminate historical PFS amortization and interest expense which were determined based on actual PFS tax rates when the expenses were originally recognized, and iii) certain adjustments as a result of an expectation that the tax benefit of PFS’ historical net losses, which was previously unrecognized, would have been realizable based on the combined tax position of Ingersoll Rand Industrial and PFS. The net adjustment results in a blended pro forma effective rate of approximately 24.6%.

Reclassification Adjustments

Total Pro Forma Ingersoll Rand Industrial Adjusted reflects the following reclassification adjustments to conform Total Pro Forma Ingersoll Rand Industrial to the financial statement presentation of Gardner Denver:

(n)	Reflects the reclassification of $61.8 million of amortization expense within Selling and administrative expenses to Amortization of intangible assets to align with Gardner Denver presentation.
(o)	Reflects the reclassification of $47.1 million and $3.3 million of restructuring charges within Cost of sales and Selling and administrative expenses, respectively, to Other operating expense, net to align with Gardner Denver presentation.
(p)	Reflects the reclassification of $4.8 million of foreign currency loss from Other (income)/expense, net to Other operating expense, net to align with Gardner Denver presentation.
(q)	Reflects the reclassification of $2.3 million of gain on asset disposals within Cost of sales to Other operating expense, net to align with Gardner Denver presentation
(r)	Reflects the reclassification of $10.2 million of Research and development to Selling and administrative expenses to align with Gardner Denver presentation.

Note 3:	Basis of presentation

The historical consolidated financial statements have been adjusted in the pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the business combination, (2) factually supportable and (3) with respect to the pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results following the business combination.

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting in accordance with ASC 805, Business Combinations, with Gardner Denver considered the accounting acquirer of Ingersoll Rand Industrial. Under the acquisition method of accounting, the preliminary purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values, with any excess purchase price allocated to goodwill. To prepare the unaudited pro forma condensed combined financial information, Gardner Denver adjusted Ingersoll Rand Industrial’s assets and liabilities to their estimated fair values based on preliminary valuation work. As of the date of this proxy statement/prospectus-information statement, Gardner Denver has not completed the detailed valuation work necessary to finalize the required estimated fair values and estimated useful lives of Ingersoll Rand Industrial’s assets to be acquired and liabilities to be assumed and the related allocation of the purchase price. The final allocation of the purchase price will be determined after completion of the merger and determination of the estimated fair value of Ingersoll Rand Industrial’s assets and liabilities, and associated tax adjustments. Accordingly, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments.

The unaudited pro forma combined financial information has been compiled in a manner consistent with the accounting policies adopted by Gardner Denver. Certain financial information of Ingersoll Rand Industrial as presented in its historical combined financial statements has been preliminarily reclassified to conform to the historical presentation in Gardner Denver’s consolidated financial statements for the purposes of preparing the unaudited pro forma condensed combined financial information. Upon completion of the merger, Gardner Denver will perform a full and detailed review of Ingersoll Rand Industrial’s accounting policies. As a result of that review, Gardner Denver may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the consolidated financial statements of the combined company.

The pro forma combined financial statements do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the acquisition occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The unaudited pro forma condensed combined financial information does not give effect to any cost savings, operating synergies or revenue synergies that may result from the merger or the costs to achieve any synergies.

Note 4:	Accounting policies and reclassification adjustments

The unaudited pro forma condensed combined financial information reflects adjustments to conform Ingersoll Rand Industrial’s results to Gardner Denver’s presentation.

Certain reclassifications have been made to the Pro forma Ingersoll Rand Industrial Statements of Operations and the Historical Ingersoll Rand Industrial Balance Sheet to conform to the financial statement presentation of Gardner Denver. Refer to Note 2 above for reclassification adjustments to the Pro forma Statements of Operations. See Note 9 below for reclassification adjustments to the Pro forma Balance Sheet.

Note 5:	Financing transactions

Ingersoll Rand Industrial is expected to incur $1,900.0 million of indebtedness under the Ingersoll Rand Industrial Term Loan Facility prior to the closing of the merger, and the indebtedness is expected to be assumed by the combined company. The Ingersoll Rand Industrial Term Loan facility will have a term of seven years.

As part of the merger, Gardner Denver is increasing the Revolving Credit Facility to $1,000.0 million at the closing of the merger. The Revolving Credit Facility will mature in June 2024.

Gardner Denver expects to incur a total of $30.6 million debt issuance costs including $23.7 million associated with the Ingersoll Rand Industrial Term Loan issuance and $6.9 million associated with the increase in the

Revolving Credit Facility. The debt issuance costs associated with each indebtedness is amortized over the respective terms of the debt. For purposes of the unaudited pro forma condensed combined financial statements, the borrowings under the Ingersoll Rand Industrial Term Loan Facility are assumed to have a weighted average interest rate of 3.8%. See Note 8 below for further discussion on interest expense pro forma adjustments.

(Dollars, in millions)	Amount
Term Loan Facility	$1,900.0
Less: Debt issuance costs	(30.6)
Net long-term debt	$1,869.4
Note 6:	Purchase price accounting and estimated merger consideration

The unaudited pro forma condensed combined balance sheet has been adjusted to reflect a preliminary allocation of the estimated purchase price to Ingersoll Rand Industrial’s identifiable assets to be acquired and liabilities to be assumed, with the excess recorded as goodwill. The preliminary purchase price allocation in this unaudited pro forma condensed combined financial information is based upon an estimated purchase price of approximately $6,248.5 million as determined by (1) the estimated price per share of common stock, determined on October 17, 2019, multiplied by the approximately 210.5 million shares of Gardner Denver common stock that will be issued to Ingersoll Rand shareholders in connection with the merger, based on the applicable exchange ratio, (2) the portion of the fair value attributable to pre-merger completion service for replacement equity awards that will be exchanged for the outstanding awards held by Ingersoll Rand employees and (3) estimated cash consideration payable in lieu of fractional shares owed to current Ingersoll Rand shareholders.

The pro forma purchase price adjustments are preliminary and are subject to change based on the stock price of Gardner Denver, as well as the actual net tangible and intangible assets and liabilities that exist on the closing date of the merger. Increases or decreases in the purchase price and estimated fair value of assets and liabilities will result in adjustments that could materially impact the unaudited pro forma condensed combined financial information.

Total estimated merger consideration is calculated as follows:

(Dollars, in millions)
Fair value of Gardner Denver common stock issued for Ingersoll Rand Industrial outstanding common stock	$6,243.4
Estimated cash consideration payable in lieu of fractional shares to Ingersoll Rand equity and equity award holders	[•]
Fair value attributable to pre-merger service for replacement equity awards	5.1
Total estimated merger consideration	$6,248.5

The fair value of Gardner Denver common stock issued for Ingersoll Rand Industrial outstanding common stock is calculated as follows:

(Dollars and shares in millions, except per share amounts)
Number of shares of Gardner Denver common stock outstanding as of September 30, 2019, on a fully-diluted basis	209.7
Exchange ratio (1)	1.0040
Shares of Gardner Denver common stock issued for Ingersoll Rand Industrial outstanding common stock	210.5
Estimated price per share of Gardner Denver common stock(2)	$29.66
Fair value of Gardner Denver common stock issued for Ingersoll Rand Industrial outstanding common stock	$6,243.4
(1)	The exchange ratio is equal to 50.1% / 49.9% in accordance with the merger agreement.
(2)	Estimated price per share of Gardner Denver common stock was determined based on the market closing price of Gardner Denver on October 17, 2019.

The preliminary estimated purchase consideration reflected in the unaudited pro forma combined financial information does not purport to represent what the actual purchase consideration will be when the Merger closes. In accordance with ASC 805, the fair value of equity securities issued as part of the consideration paid will be measured on the closing date of the Transaction at the then-current market price. This requirement will likely result in an actual per share fair value upon closing of the Transaction that differs from the $29.66 per share of Gardner Denver common stock assumed in the unaudited pro forma combined financial information, which was the last reported sale price of Gardner Denver’s common stock on the NYSE on October 17, 2019, and the difference may be material. Gardner Denver believes that an increase or decrease of 10% (estimated using Gardner Denver’s historical share price volatility) in the market price of Gardner Denver’s common stock on the closing date of the Transaction as compared to the market price of Gardner Denver’s common stock assumed for the purposes of the unaudited pro forma combined financial information is possible. The percentage of this possible increase or decrease was derived from the recent historical volatility of Gardner Denver’s common stock and is not indicative of Gardner Denver’s expectation for future stock price performance. A change of this magnitude in the market price of Gardner Denver common stock would increase or decrease the purchase consideration by approximately $634.3 million (10% increase in share price) or $633.5 million (10% decrease in share price), which would result in a corresponding increase or decrease to goodwill in the unaudited pro forma combined financial information.

The following is a preliminary estimate of the fair value of assets to be acquired and the liabilities to be assumed by Gardner Denver:

(Dollars in millions)
Current assets, including cash acquired	$1,155.5
Fixed assets	519.4
Goodwill	4,635.4
Intangible assets	2,804.0
Other assets	59.0
Total assets	9,173.3
Long-term debt, including current portion	1,869.4
Other liabilities assumed	1,055.4
Total liabilities	2,924.8
Total consideration transferred	$6,248.5

Gardner Denver has not finalized the process of allocating the purchase price and valuing the acquired assets and liabilities assumed for the Ingersoll Rand Industrial acquisition. The final purchase price allocation will be determined when Gardner Denver has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary amounts presented in these unaudited pro forma combined financial statements. If the fair value of the acquired assets is higher than the preliminary values above, it may result in higher amortization and depreciation expense than is presented in these unaudited pro forma combined statement of operations.

Note 7:	Pre-merger adjustments

In connection with the reorganization of Ingersoll Rand Industrial, certain assets and liabilities are excluded from the separation and consolidation of Ingersoll Rand Industrial and certain assets and liabilities are being assumed as part of the separation and consolidation of Ingersoll Rand Industrial that are not reflected in the Historical Ingersoll Rand Industrial balance sheet. Therefore, the following adjustments are included in the Pro forma condensed combined balance sheet and statement of operations to reflect these excluded and incremental assets and liabilities:

(a)	Cash and cash equivalents: A pro forma adjustment of $[•] million to reflect Ingersoll Rand Industrial’s cash balance at time of merger at the minimum cash amount of $[•] million in accordance with the Merger Agreement, with the offset to Parent company investment.
(b)	Long-term debt, including current portion: A pro forma adjustment to reflect $1,900.0 million Ingersoll Rand Industrial Term Loan Facility (net of $[•] million of debt issuance costs) incurred as part of the Transactions with the offset to Parent company investment.

(c)	Other liabilities: A pro forma adjustment to represent an increase to Other liabilities to reflect $[•] million of environmental liability related to asbestos litigation not included in the historical balance sheet but being assumed by Ingersoll Rand Industrial in accordance with the Separation Agreement, with the offset to Parent company investment.
(d)	Pensions and other postretirement benefits: A pro forma adjustment of $[•] million to reflect an increase in the pension liability for the pension plans of Ingersoll Rand Industrial that Gardner Denver will be acquiring through the merger, with a related impact of $[•] million to Accumulated other comprehensive loss and $[•] million to Parent company investment. The Ingersoll Rand Industrial financial statements have been prepared using a multiemployer approach, where expense is allocated to the industrial segment of Ingersoll Rand related to the shared pension obligation. As part of the Separation, specific pension assets and obligations, not reflected in the historical financial statements, will also be transferred.
Note 8:	Adjustments to Pro Forma Combined Statements of Operations
(a)	Cost of sales and selling and administrative expenses: Represents the adjustment to depreciation expense to remove historical depreciation expense offset by new depreciation expense based on the preliminary fair values of acquired property, plant and equipment, depreciated over their estimated remaining useful lives, determined in accordance with Gardner Denver accounting policy.
	Year-Ended December 31, 2018		Nine Months Ended September 30, 2019
	Cost of Sales	Selling and Administrative Expenses	Cost of Sales		Selling and Administrative Expenses
Reversal of historical Ingersoll Rand Industrial depreciation expense	$(52.0)	$(10.7)	$	[•]	$	[•]
Reversal of PFS pro forma adjustment	(1.2)
Depreciation of acquired property, plant and equipment	43.8	8.3		[•]		[•]
Total depreciation expense adjustment	$(9.4)	$(2.4)	$	[•]	$	[•]

The estimated fair values and estimated useful lives are preliminary and subject to change once Gardner Denver has sufficient information as to the specific types, nature, age, condition, and location of Ingersoll Rand Industrial’s property, plant and equipment.

The following table summarizes the estimated fair values of Ingersoll Rand Industrial’s identifiable fixed assets (in millions) and their estimated useful lives.

(Dollars in millions)	Estimated Fair Value	Estimated Useful Life
Land	$15.0	N/A
Building	212.0	27 - 37
Machinery and equipment	247.0	6 - 8
Precision Flow Systems	45.4	7.5
Total acquired property plant and equipment	$519.4
(b)	Selling and administrative expenses: reflects the net proforma adjustment to stock compensation expense to remove historical expense and include adjustment based on the estimated fair value of replacement awards attributable to post-acquisition service period. As part of the Transactions, Gardner Denver expects to replace Ingersoll Rand Industrial equity awards (RSUs, PSUs, and Options) with Gardner Denver awards. See “The Transaction Agreements—The Merger Agreement—Treatment of Equity Awards” for further description.
(Dollars in millions)	Year-Ended December 31, 2018	Nine Months Ended September 30, 2019
Remove historical stock compensation expense	$(10.4)	$	[•]

(Dollars in millions)	Year-Ended December 31, 2018	Nine Months Ended September 30, 2019
Estimated fair value of Gardner Denver equity awards issued for Ingersoll Rand Industrial outstanding equity awards allocated to post-acquisition compensation expense	10.1		[•]
Pro forma adjustments to Selling and administrative expenses	$(0.3)	$	[•]
(c)	Amortization of intangible assets: Represents the removal of historical amortization expense offset by new amortization expense recognized based on the fair value of identified definite-lived intangible assets with estimated assigned useful lives as described below:
	Year-Ended December 31, 2018	Nine Months Ended September 30, 2019
Reversal of historical Ingersoll Rand Industrial amortization expense	$(61.8)	$	[•]
Amortization of acquired intangible assets	264.5		[•]
Total incremental amortization expense	$202.7	$	[•]

Gardner Denver has not completed the detailed valuation work necessary to finalize the required estimated fair values, estimated lives, or pattern of amortization associated with the acquired intangible assets which may result in a change in actual amortization expense recognized. The final fair value determinations for identifiable intangible assets may differ from this preliminary determination, and such differences could be material.

The following table summarizes the estimated fair values of Ingersoll Rand Industrial’s identifiable intangible assets and their estimated useful lives:

(Dollars in millions)	Estimated Fair Value	Estimated Useful Life
Customer relationships	$1,592.0	10 - 15
Trademarks and trade names	657.0	20 - Indefinite
Technology	381.0	7 - 12
Backlog	138.0	0.5 - 1
Software	36.0	2 - 3
Total acquired Ingersoll Rand Industrial intangible assets	$2,804.0
(d)	Interest expense, net: reflects the increase to interest expense resulting from interest on the new term debt to finance the acquisition of Ingersoll Rand Industrial and the amortization of related debt issuance costs, as follows:
(Dollars in millions)	Year-Ended December 31, 2018	Nine Months Ended September 30, 2019
Interest expense on new debt	$72.6	$	[•]
Amortization of debt issuance costs	4.7		[•]
Pro forma adjustments to interest expense	$77.3	$	[•]

A sensitivity analysis on interest expense has been performed to assess the effect that a hypothetical 0.25% change in interest rates would have on the Ingersoll Rand Industrial Term Loan Facility. A 0.25% change in the interest rates would cause a corresponding increase or decrease to interest expense of approximately $5.0 million and $[•] million for the year-ended December 31, 2018 and the nine months-ended September 30, 2019, respectively. See Note 5 for further discussion on the financing transactions.

(e)	Income tax expense: The pro forma adjustments were tax effected at the applicable blended statutory tax rate, generally 24.5%. Gardner Denver’s effective tax rate after completion of the merger may be materially different after conclusion of final acquisition accounting, removal of one-time items reflected in historical amounts, analysis of the post-closing geographical mix of income, and other factors. Adjustments to tax assets and liabilities will occur in conjunction with the finalization of the purchase accounting, and these adjustments could be material.

(f)	Basic weighted average number of shares outstanding: Reflects the pro forma issuance of 210.5 million shares of Gardner Denver common stock issued in exchange for Ingersoll Rand Industrial outstanding common stock in accordance with the Merger Agreement.
(g)	Diluted weighted average number of shares outstanding: Reflects the pro forma issuance of 210.8 million shares of Gardner Denver common stock issued in exchange for Ingersoll Rand Industrial outstanding common and the potential issuance of shares of common stock under replacement equity awards issued in accordance with the Merger Agreement. In connection with the merger, unvested awards held by certain Ingersoll Rand employees will be converted to Gardner Denver restricted stock awards, such that the total value of equity awards held by Ingersoll Rand employees post-merger will be substantially economically equivalent to the value of such awards prior to the merger.
Note 9:	Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
(h)	Certain reclassifications have been made to the Pro forma Historical Ingersoll Rand Industrial Balance Sheet to conform to the financial statement presentation of Gardner Denver as follows:
i.	Reflects the reclassification of $[•] million of capitalized software from Property, plant, and equipment to Other intangible assets, net to align with Gardner Denver presentation.
ii.	Reflects the reclassification of $[•] million of Accrued compensation and benefits to Accrued liabilities to align with Gardner Denver presentation.
(i)	Cash: Represents adjustments to the Company cash balance, including $[•] million cash consideration to be paid to Ingersoll Rand as part of the Acquisition and $[•] million transaction costs anticipated to be paid in connection with completing the Acquisition.
(j)	Inventories: Represents the adjustment to the carrying value of Ingersoll Rand Industrial’s inventory from its recorded net book value to its preliminary estimated fair value. The estimated fair value step-up is expected to be amortized to cost of sales within one year of the acquisition, and as such there is no pro forma adjustment within the pro forma condensed combined statement of operations.
(k)	Property, plant and equipment, net: Represents the adjustment in carrying value of Ingersoll Rand Industrial’s property, plant and equipment from its recorded net book value to its preliminary estimated fair value. The estimated fair value is expected to be depreciated over the estimated useful lives of the assets, generally on a straight-line basis.

The estimated fair values and estimated useful lives are preliminary and subject to change once Gardner Denver has sufficient information as to the specific types, nature, age, condition, and location of Ingersoll Rand Industrial’s property, plant and equipment. The pro forma adjustment to Property, plant and equipment, net also reflects the elimination of Ingersoll Rand Industrial’s historical accumulated depreciation of $[•] million.

(l)	Goodwill: Represents a net increase in goodwill of $[•] million, comprised of the elimination of Ingersoll Rand Industrial’s historical goodwill balance of $[•] million, offset by $[•] million of goodwill resulting from the merger. Goodwill resulting from the merger represents the excess of estimated merger consideration over the preliminary fair value of the underlying tangible and identifiable intangible assets acquired and liabilities assumed. The estimated goodwill to be recognized is attributable primarily to expected synergies, expanded market opportunities, and other benefits that Gardner Denver believes will result from combining its operations with the operations of Ingersoll Rand Industrial. The goodwill created in the merger is not expected to be deductible for tax purposes and is subject to material revision as the purchase price allocation is completed.

(m)	Other intangible assets, net: Represents adjustments to record the preliminary estimated fair value of intangibles of approximately $[•] million. The estimated fair values of identifiable intangible assets are preliminary and are determined based on assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use). The final fair value determinations for identifiable intangible assets may differ from this preliminary determination, and such differences could be material.
(n)	Other liabilities: Represents the estimated adjustment to decrease the assumed deferred revenue obligations to a fair value of approximately $[•] million, a $[•] million decrease from the carrying value. The calculation of fair value is preliminary and subject to change. The fair value was determined based on the estimated costs to fulfill the remaining performance obligations plus a normal profit margin. After the acquisition, this adjustment will not have a continuing impact beyond one year and, therefore, there is no pro forma adjustment within the pro forma condensed combined statement of operations.
(o)	Stockholders’ equity: Represents the elimination of Ingersoll Rand Industrial Parent company investment and Accumulated other comprehensive loss, as well as the following adjustments to reflect the capital structure of the combined company:
Eliminate Ingersoll Rand Industrial Parent company investment	[•]
Eliminate Ingersoll Rand Industrial Accumulated other comprehensive loss	[•]
Issuance of Gardner Denver shares as merger consideration	[•]
Total Stockholders’ equity adjustment	[•]

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTIONS

The following discussion summarizes the material U.S. federal income tax consequences of (i) the Distribution, merger, and related transactions to certain beneficial owners of Ingersoll Rand ordinary shares, (ii) the Distribution and related transactions to Ingersoll Rand, (iii) the merger to Gardner Denver stockholders and (iv) the ownership and disposition of Gardner Denver common stock received in the merger by certain beneficial owners of Gardner Denver common stock. This discussion is based on the Code, the Treasury regulations promulgated thereunder, judicial opinions and published positions of the IRS, as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect.

Except where noted under “—Material Tax Consequences of the Ownership and Disposition of Gardner Denver Common Stock,” this discussion only describes the tax consequences of the Transactions to U.S. holders that hold their Ingersoll Rand ordinary shares or Gardner Denver common stock as a capital asset. For purposes of this summary, a “U.S. holder” means any beneficial owner that for U.S. federal income tax purposes is an individual U.S. citizen or resident; a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust that (1) is subject to the primary supervision of a court within the United States and subject to the authority of one or more U.S. persons to control all substantial trust decisions, or (2) was in existence on August 20, 1996, and has properly elected under applicable Treasury regulations to be treated as a U.S. person. For purposes of this summary, a “Non-U.S. holder” means any beneficial owner (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

This discussion does not contain a detailed description of all the U.S. federal income tax consequences that may apply in light of a holder’s particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local, foreign or other laws. In addition, this summary is of a general nature and does not purport to deal with all tax considerations that may be relevant to persons in special tax situations, including but not limited to:

•	tax exempt entities;
•	holders that do not hold their Ingersoll Rand ordinary shares or Gardner Denver common stock as a capital asset for U.S. federal income tax purposes;
•	holders who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation, or holders of employee stock options;
•	insurance companies;
•	financial institutions;
•	dealers or traders in securities;
•	holders who hold their shares as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated transaction,” “constructive sale” or other risk-reduction transaction;
•	mutual funds and exchange traded funds;
•	partnerships or other pass-through entities for U.S. federal income tax purposes and investors in such entities;
•	U.S. holders whose functional currency is not the U.S. dollar;
•	holders required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement;
•	controlled foreign corporations;
•	passive foreign investment companies; or
•	U.S. expatriates.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds Ingersoll Rand ordinary shares or Gardner Denver common stock, the U.S. federal income tax treatment of a partner of the partnership will generally depend upon the status of the partner and upon the activities of the partnership.

Partners of partnerships holding Ingersoll Rand ordinary shares or Gardner Denver common stock are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of the Transactions to their specific circumstances.

Ingersoll Rand shareholders are urged to consult their own tax advisors concerning the tax consequences to them of the Distribution, merger, and related transactions and their ownership and disposition of Gardner Denver common stock, including the application of U.S. federal, state and local and foreign and other tax laws in light of their particular circumstances.

Material Tax Consequences of the Distribution

Material U.S. Federal Income Tax Consequences to U.S. Holders of Ingersoll Rand Ordinary Shares

Completion of the Distribution of Ingersoll Rand Industrial to the Ingersoll Rand shareholders is conditioned upon Ingersoll Rand’s receipt of the Distribution Tax Opinion to the effect that, for U.S. federal income tax purposes, the Contribution, taken together with the Distribution, will qualify as a tax-free transaction under Sections 368(a), 361 and 355 of the Code.

The Distribution Tax Opinion will assume that the Distribution will be completed according to the terms of the Separation Agreement and will rely on the facts as stated in the Separation Agreement, the Tax Matters Agreement, the other ancillary agreements, this proxy statement/prospectus-information statement and a number of other documents. In addition, the Distribution Tax Opinion will be based on certain assumptions as well as certain representations as to factual matters from, and certain covenants by, Ingersoll Rand, Ingersoll Rand Industrial and Gardner Denver. The Distribution Tax Opinion cannot be relied on if any of the assumptions, representations or covenants is incorrect, incomplete or inaccurate or is violated in any material respect. The Distribution Tax Opinion will not address any U.S. state or local or foreign tax consequences of the Distribution.

If the Distribution so qualifies for tax-free treatment and subject to the qualifications and limitations set forth herein, for U.S. federal income tax purposes:

•	no gain or loss will be recognized by, or be includible in the income of, a U.S. holder as a result of the Distribution;
•	the aggregate tax basis of the Ingersoll Rand ordinary shares and the Ingersoll Rand Industrial common stock held by each U.S. holder immediately after the Distribution will be the same as the aggregate tax basis of the Ingersoll Rand ordinary shares held by the U.S. holder immediately before the Distribution, allocated between the Ingersoll Rand ordinary shares and the Ingersoll Rand Industrial common stock in proportion to their relative fair market values on the date of the Distribution; and
•	the holding period of the Ingersoll Rand Industrial common stock received by each U.S. holder will include the holding period of their Ingersoll Rand ordinary shares.

U.S. holders that have acquired different blocks of Ingersoll Rand ordinary shares at different times or at different prices are urged to consult their tax advisors regarding the allocation of their aggregate adjusted tax basis among, and the holding period of, shares of Ingersoll Rand Industrial common stock distributed with respect to such blocks of Ingersoll Rand ordinary shares.

Ingersoll Rand does not intend to seek a ruling from the IRS with respect to the treatment of the Distribution for U.S. federal income tax purposes. The Distribution Tax Opinion will not be binding on the IRS or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. If the conclusions expressed in the Distribution Tax Opinion are challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences of the Distribution could be materially less favorable than those described above.

If the Distribution were determined not to qualify for tax-free treatment, the above consequences would not apply and each U.S. holder who receives Ingersoll Rand Industrial common stock in the Distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of Ingersoll Rand Industrial common stock received, which would generally result in:

•	a taxable dividend to the U.S. holder to the extent of that U.S. holder’s pro rata share of Ingersoll Rand’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes;

•	a reduction in the U.S. holder’s basis (but not below zero) in its Ingersoll Rand ordinary shares to the extent the amount received exceeds the shareholder’s share of Ingersoll Rand’s earnings and profits; and
•	a taxable gain from the exchange of Ingersoll Rand ordinary shares to the extent the amount received exceeds the sum of the U.S. holder’s share of Ingersoll Rand’s earnings and profits and the U.S. holder’s basis in its Ingersoll Rand ordinary shares.

Information Reporting and Backup Withholding

Treasury Regulations require each Ingersoll Rand shareholder that, immediately before the Distribution, owned 5% or more (by vote or value) of the total outstanding stock of Ingersoll Rand to attach to such shareholder’s U.S. federal income tax return for the year in which the Distribution occurs a statement setting forth certain information related to the Distribution. Ingersoll Rand will provide U.S. holders of Ingersoll Rand ordinary shares with the information necessary to comply with this requirement. U.S. holders are urged to consult their tax advisors to determine whether they are significant distributees required to provide the foregoing statement.

Material U.S. Federal Income Tax Consequences of the Distribution to Ingersoll Rand

The following is a summary of the material U.S. federal income tax consequences to Ingersoll Rand in connection with the Distribution that may be relevant to holders of Ingersoll Rand ordinary shares.

As discussed above, completion of the Distribution is conditioned upon Ingersoll Rand’s receipt of the Distribution Tax Opinion to the effect that for U.S. federal income tax purposes, the Contribution taken together with the Distribution, will qualify as a tax-free transaction under Sections 368(a), 361 and 355 of the Code. If the Distribution so qualifies for tax-free treatment, no gain or loss will be recognized by the Ingersoll Rand group (including the Ingersoll Rand Industrial Group) as a result of the Distribution (other than income or gain arising from any imputed income or other adjustment to Ingersoll Rand or its subsidiaries if and to the extent that the Separation Agreement or any ancillary agreement is determined to have terms that are not at arm’s length). The Distribution Tax Opinion is subject to the qualifications and limitations as are set forth above under “Material Tax Consequences of the Distribution—Material U.S. Federal Income Tax Consequences to U.S. Holders of Ingersoll Rand Ordinary Shares.”

If the Distribution were determined not to so qualify for tax-free treatment, then the Ingersoll Rand group could recognize gain in respect of the Distribution and/or the Reorganization which could result in material tax liability.

Even if the Distribution otherwise qualifies as a tax-free transaction under Sections 368(a), 361 and 355 of the Code, the Distribution would be taxable to the Ingersoll Rand group (but not to Ingersoll Rand shareholders) pursuant to Section 355(e) of the Code if one or more persons acquire a 50% or greater interest (measured by vote or value) in the stock of Ingersoll Rand or Ingersoll Rand Industrial, directly or indirectly (including through acquisitions of the combined company’s stock after the completion of the merger), as part of a plan or series of related transactions that includes the Distribution. Current law generally creates a presumption that any direct or indirect acquisition of stock of Ingersoll Rand or Ingersoll Rand Industrial within two years before or after the Distribution is part of a plan that includes the Distribution, although the parties may be able to rebut that presumption in certain circumstances. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual in nature, and subject to a comprehensive analysis of the facts and circumstances of the particular case. Although it is expected that the merger will be treated as part of such a plan, the merger standing alone will not cause Section 355(e) of the Code to apply to the Distribution because holders of Ingersoll Rand Industrial common stock immediately before the merger will hold more than 50% of the stock of the combined company (by vote and value) immediately after the merger. However, if the IRS were to determine that other direct or indirect acquisitions of stock of Ingersoll Rand or Ingersoll Rand Industrial, either before or after the Distribution, were part of a plan that includes the Distribution, such determination could cause Section 355(e) of the Code to apply to a portion of the internal restructuring preceding the Distribution, which could result in a material tax liability.

In certain circumstances, under the Tax Matters Agreement, Gardner Denver (and Ingersoll Rand Industrial, if applicable) will be required to indemnify the Ingersoll Rand group against all or a portion of any taxes in respect of the Distribution that arise as a result of certain disqualifying actions by Ingersoll Rand Industrial or Gardner Denver (including any of Ingersoll Rand Industrial or Gardner Denver’s representations being untrue or their covenants being breached or if they or their stockholders were to engage in transactions that resulted in the application of Section 355(e) to the restructuring transactions preceding the Distribution as described above) or the occurrence of certain events relating to Ingersoll Rand Industrial or Gardner Denver. If the Ingersoll Rand group were to recognize gain in respect of the Distribution and/or the Reorganization for reasons not related to a disqualifying action by Ingersoll Rand Industrial or Gardner Denver (or its stockholders), Ingersoll Rand would not generally be entitled to be indemnified under the Tax Matters Agreement. See “Additional Agreements Related to the Reorganization, the Distribution and the Merger—Tax Matters Agreement” for a summary of the Tax Matters Agreement.

Material Tax Consequences of The Merger

For U.S. federal income tax purposes, the merger is intended to be treated as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the obligation of Ingersoll Rand Industrial to complete the merger that Ingersoll Rand receive a Merger Tax Opinion from Paul, Weiss to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the obligation of Gardner Denver to complete the merger that Gardner Denver receive a Merger Tax Opinion from Simpson Thacher to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Merger Tax Opinions will assume that the merger will be completed according to the terms of the Merger Agreement and will rely on the facts as stated in the Merger Agreement, this proxy statement/prospectus-information statement and a number of other documents. In addition, the Merger Tax Opinions will be based on certain assumptions as well as certain representations as to factual matters from, and certain covenants by, Ingersoll Rand, Ingersoll Rand Industrial, Gardner Denver and Merger Sub. The Merger Tax Opinions cannot be relied on if any of the assumptions, representations or covenants is incorrect, incomplete or inaccurate or is violated in any material respect. The Merger Tax Opinions will not address any U.S. state or local or foreign tax consequences of the merger.

Except where specifically noted, the remainder of this discussion assumes that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Material U.S. Federal Income Tax Consequences to Ingersoll Rand Industrial

Assuming the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, no income, gain or loss will be recognized by Ingersoll Rand Industrial as a result of the merger.

Material U.S. Federal Income Tax Consequences to U.S. Holders of Ingersoll Rand Industrial Common Stock

Assuming the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the merger will have the following tax consequences to U.S. holders of Ingersoll Rand Industrial common stock who receive Gardner Denver common stock in the merger:

•	no gain or loss will be recognized by, and no amount will be included in the income of, U.S. holders of Ingersoll Rand Industrial common stock upon the receipt of Gardner Denver common stock in the merger (except with respect to cash received in lieu of fractional shares of Gardner Denver common stock, as described below);
•	the tax basis of Gardner Denver common stock received by a U.S. holder of Ingersoll Rand Industrial common stock in the merger (including any fractional shares deemed received, as described below) will equal the tax basis of the Ingersoll Rand Industrial common stock exchanged therefor; and
•	the holding period of the Gardner Denver common stock received by a U.S. holder of Ingersoll Rand Industrial common stock in the merger (including any fractional shares deemed received, as described below) will include the holding period of the Ingersoll Rand Industrial common stock with respect to which the Gardner Denver common stock was received.

A U.S. holder of Ingersoll Rand Industrial common stock that receives cash in lieu of a fractional share of Gardner Denver common stock will generally be treated as though it first received such fractional share pursuant to the merger and then sold it for the amount of cash actually received. The U.S. holder will generally recognize capital gain or loss measured by the difference between the amount of cash received for such fractional share and the U.S. holder’s tax basis in that fractional share, as determined above. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the fractional share of Gardner Denver common stock, as determined above, is more than one year at the effective time of the merger. The deductibility of capital losses is subject to limitations. If a U.S. holder holds blocks of Ingersoll Rand Industrial common stock with different bases and holding periods (as discussed above under “Material Tax Consequences of the Distribution—Material U.S. Federal Income Tax Consequences to U.S. Holders of Ingersoll Rand Ordinary Shares”), the Gardner Denver common stock such U.S. holder receives in the merger will be allocated pro rata to each such block of Ingersoll Rand Industrial common stock, and the basis and holding period of each block of Gardner Denver common stock such holder receives will be determined on a block-for-block basis depending on the basis and holding period of the blocks of Ingersoll Rand Industrial common stock exchanged for such block of Gardner Denver common stock.

If the merger were determined to be taxable, U.S. holders of Ingersoll Rand Industrial common stock would be considered to have made a taxable disposition of their shares of Ingersoll Rand Industrial common stock to Gardner Denver, and such U.S. holders would generally recognize taxable gain or loss on their receipt of Gardner Denver common stock in an amount equal to the difference between (i) the fair market value of such Gardner Denver common stock and (ii) the stockholder’s aggregate tax basis in the shares of Ingersoll Rand Industrial common stock surrendered, as described above.

Material U.S. Federal Income Tax Consequences to Gardner Denver Stockholders

Gardner Denver stockholders will not receive any stock or other consideration in respect of their Gardner Denver common stock pursuant to the merger. Accordingly, Gardner Denver stockholders will not realize any gain or loss in respect of their Gardner Denver common stock pursuant to the merger.

Information Reporting and Backup Withholding

Holders of at least 1% (by vote or value) of the total outstanding common stock of Ingersoll Rand Industrial or holders whose basis in their Ingersoll Rand Industrial common stock equals or exceeds $1,000,000 must attach to their U.S. federal income tax return for the year in which the merger occurs a detailed statement setting forth the data appropriate to show the applicability of Section 368 of the Code to the merger. Gardner Denver and/or Ingersoll Rand will provide the appropriate information to each holder upon request, and each such holder is required to retain permanent records of this information.

Non-corporate holders of shares of Ingersoll Rand Industrial common stock that receive Gardner Denver common stock in the merger may be subject to backup withholding tax on any cash payments received in lieu of a fractional share of Gardner Denver common stock. Any such holder will not be subject to backup withholding tax, however, if such holder furnishes a correct taxpayer identification number and certifies on an IRS Form W-9 that such holder is not subject to backup withholding tax or is otherwise exempt from backup withholding tax. Any amounts withheld under the backup withholding tax rules will be allowed as a refund or credit against the applicable holder’s U.S. federal income tax liability, provided that the holder timely furnishes the required information to the IRS.

Material Tax Consequences of the Ownership and Disposition of Gardner Denver Common Stock

Material U.S. Federal Income Tax Consequences to U.S. Holders

The following are the material U.S. federal income tax consequences of the ownership and disposition of Gardner Denver common stock acquired in the merger by U.S. holders.

Dividends. The gross amount of distributions by Gardner Denver in respect of Gardner Denver common stock will be taxable to a U.S. holder as dividend income to the extent the distributions are paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be included in a U.S. holder’s gross income on the day actually or constructively received by such holder. Subject to certain holding period and other requirements, such dividend income will generally be eligible for the dividends received deduction in the case of corporate U.S. holders and will generally be treated as “qualified dividend income” eligible for reduced rates of taxation for non-corporate U.S. holders (including individuals).

To the extent that the amount of any distribution exceeds Gardner Denver’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in a U.S. holder’s adjusted tax basis in the Gardner Denver common stock, and the balance in excess of adjusted tax basis will be taxed as capital gain. Any such capital gain will be long-term capital gain if such U.S. holder’s holding period in the applicable stock is more than one year.

Gain on Disposition of Common Stock. A U.S. holder generally will recognize taxable gain or loss on any sale, exchange, or other disposition of Gardner Denver common stock in an amount equal to the difference between the amount realized for the common stock and the holder’s adjusted tax basis in such common stock. The character of such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if such U.S. holder’s holding period in the applicable stock is more than one year. Long-term capital gains of non-corporate U.S. holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. In general, information reporting will apply to distributions in respect of Gardner Denver common stock and the proceeds from the sale, exchange or other disposition of Gardner Denver common stock that are paid to a U.S. holder within the United States (and in certain cases, outside the United States), unless the holder is an exempt recipient. A backup withholding tax may apply to such payments if the holder fails to provide a taxpayer identification number (generally on an IRS Form W-9) or certification of exempt status or fails to report in full dividend and interest income. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or as a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Material U.S. Federal Income Tax Consequences to Non-U.S. Holders

The following are the material U.S. federal income and estate tax consequences of the ownership and disposition of Gardner Denver common stock acquired in the merger by Non-U.S. holders.

Dividends. The gross amount of distributions by Gardner Denver in respect of Gardner Denver common stock will be treated as dividends to the extent paid out of Gardner Denver’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds Gardner Denver’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in a Non-U.S. holder’s adjusted tax basis in the Gardner Denver common stock, and the balance in excess of adjusted tax basis will be treated as gain from the disposition of common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Common Stock”).

Dividends paid to a Non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. holder of Gardner Denver common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if the Gardner Denver common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain Non-U.S. holders that are pass-through entities rather than corporations or individuals.

A Non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Finally, dividends that are effectively connected with the conduct of a trade or business within the United States by a Non-U.S. holder (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock. Subject to the discussion of backup withholding below, any gain realized by a Non-U.S. holder on the sale or other disposition of Gardner Denver common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the Non-U.S. holder);

•	the Non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or
•	Gardner Denver is or has been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.

A Non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the Non-U.S. holder were a United States person as defined under the Code. In addition, if any Non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such Non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

An individual Non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by U.S. source capital losses even though the individual is not considered a resident of the United States.

Gardner Denver does not believe that it is, and does not anticipate becoming, a “United States real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax. Common stock held by an individual Non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding. Distributions paid to a Non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a Non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of Gardner Denver common stock made within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements. Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on Gardner Denver common stock to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. A Non-U.S. holder should consult its own tax advisors regarding these requirements and whether they may be relevant to such holder’s ownership and disposition of Gardner Denver common stock.

MATERIAL IRISH TAX CONSEQUENCES OF THE TRANSACTIONS

The following is a summary of the material Irish tax consequences of the Distribution to certain beneficial owners of Ingersoll Rand ordinary shares to Ingersoll Rand. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each of the shareholders. The summary is based upon Irish tax laws and the practice of the Irish Revenue Commissioners in effect on the date of this information statement and correspondence with the Irish Revenue Commissioners. Changes in law and/or administrative practice may result in alteration of the tax considerations described below.

The summary does not constitute tax advice and is intended only as a general guide. The summary is not exhaustive and shareholders should consult their own tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the Transactions and of the acquisition, ownership and disposal of our ordinary shares. The summary applies only to shareholders who will own the ordinary shares and common stock as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and shareholders who have, or who are deemed to have, acquired the ordinary shares or common stock by virtue of an Irish office or employment (performed or carried on in Ireland).

Withholding Tax on the Distribution

On the basis of a confirmation from the Irish Revenue Commissioners dividend withholding tax should not arise on the Distribution.

Irish Income Tax

On the basis of a confirmation from the Irish Revenue Commissioners, shareholders of Ingersoll Rand should not be subject to Irish income tax on the Distribution.

Irish Tax on Chargeable Gains

Non-Irish Resident Shareholders. The rate of tax on chargeable gains (where applicable) in Ireland is 33%. Ingersoll Rand shareholders that are not resident or ordinarily resident in Ireland for Irish tax purposes and do not hold their shares in connection with a trade or business carried on by such shareholders through an Irish branch or agency will not be liable for Irish tax on chargeable gains realized on a subsequent disposal of our ordinary shares.

Irish Resident Shareholders. Ingersoll Rand shareholders that are resident or ordinarily resident in Ireland for Irish tax purposes, or shareholders that hold their shares in connection with a trade or business carried on by such persons through an Irish branch or agency, will not be subject to Irish tax on chargeable gains on the receipt of new Ingersoll Rand Industrial common stock pursuant to the Distribution but will rather be treated for Irish tax purposes as if their Ingersoll Rand Industrial common stock is the same asset (i.e. acquired at the same time and for the same value) as the ordinary shares of Ingersoll Rand which gave rise to their entitlement to receive that Ingersoll Rand Industrial common stock.

Stamp Duty

The Distribution should not be within the charge to Irish stamp duty for shareholders of Ingersoll Rand.

THE IRISH TAX CONSEQUENCES SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY.

SECURITY OWNERSHIP OF GARDNER DENVER COMMON STOCK

The following table sets forth certain information regarding the ownership of Gardner Denver common stock as of [•], 2019, except as otherwise indicated, by:

•	each current Gardner Denver director;
•	each of the persons named in Gardner Denver’s 2019 Definitive Proxy Statement on Schedule 14A, incorporated herein by reference, in the Summary Compensation Table under the heading “Compensation of Executive Officers and Directors;”
•	all current Gardner Denver directors and executive officers as a group; and
•	each person who is known by Gardner Denver to own beneficially 5% or more of Gardner Denver’s outstanding shares of common stock, each of whom we refer to as a 5% owner.

The number of shares beneficially owned is determined under rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire on [•], 2019 or within 60 days thereafter through the exercise of any stock option or other right.

Unless otherwise indicated, each holder has sole investment and voting power with respect to the shares set forth in the following table:

Name of beneficial owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock Outstanding
Beneficial Owners of More than 5%
Investment funds affiliated with KKR(1)	70,671,135	34.6%
Artisan Partners(2)	10,426,745	5.1%
The Vanguard Group(3)	11,450,706	5.6%
T. Rowe Price(4)	22,877,489	11.2%
Directors and Named Executive Officers:
Vicente Reynal(5)	1,694,403	*
Philip T. Herndon(5)	366,070	*
Andrew Schiesl(5)	431,213	*
Neil D. Snyder(5)	319,953	*
Enrique Miñarro Viseras(5)	94,038	*
Michael A. Weatherred	3,156	—
Peter M. Stavros(6)	—	—
Brandon F. Brahm(6)	—	—
Elizabeth Centoni	—	*
William P. Donnelly(5)	87,441	*
John Humphrey	3,899	*
Marc E. Jones	—	*
William E. Kassling(5)	387,511	*
Michael V. Marn(5)	57,533	*
Nickolas Vande Steeg(5)	234,428	*
Joshua T. Weisenbeck(6)	—	—
All current directors and executive officers as a group (16 persons)(5)	3,420,854	1.6%
*	Less than 1 percent
(1)	Includes 70,671,135 shares directly owned by KKR Renaissance Aggregator L.P. KKR Renaissance Aggregator GP LLC, as the general partner of KKR Renaissance Aggregator L.P., KKR North America Fund XI L.P., as the sole member of KKR Renaissance Aggregator GP LLC, KKR Associates North America XI L.P., as the general partner of KKR North America Fund XI L.P., KKR North America XI Limited, as the general partner of KKR Associates North America XI L.P., KKR Fund Holdings L.P., as the sole shareholder of KKR North America XI Limited, KKR Fund Holdings GP Limited, as a general partner of KKR Fund Holdings L.P., KKR Group

Holdings Corp., as the sole shareholder of KKR Fund Holdings GP Limited and a general partner of KKR Fund Holdings L.P., KKR & Co. Inc., as the sole stockholder of KKR Group Holdings Corp. KKR Management LLC, as the Class B stockholder of KKR & Co. Inc., and Messrs. Henry R. Kravis and George R. Roberts, as the designated members of KKR Management LLC may be deemed to be the beneficial owners having shared voting and investment power with respect to the shares described in this footnote. The principal business address of each of the entities and persons identified in this paragraph, except Mr. Roberts, is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, NY 10019. The principal business address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(2)	Beneficial ownership information is based on information contained in the Schedule 13G filed on February 7, 2019 on behalf of Artisan Partners Limited Partnership (“APLP”), Artisan Investments GP LLC (“Artisan Investments”), Artisan Partners Holdings LP (“Artisan Holdings”) and Artisan Partners Asset Management Inc. (“APAM”). According to the schedule, included in the shares of Gardner Denver common stock listed above as beneficially owned by Artisan Partners are 9,358,417 shares over which APLP, Artisan Investments, Artisan Holdings and APAM have shared voting power and 10,426,745 shares over which APLP, Artisan Investments, Artisan Holdings and APAM have shared dispositive power. According to the schedule, Artisan Holdings is the sole limited partner of APLP and the sole member of Artisan Investments; Artisan Investments is the general partner of APLP; APAM is the general partner of Artisan Holdings. According to the schedule, the shares reported above as beneficially owned by Artisan Partners have been acquired on behalf of discretionary clients of APLP. Persons other than APLP are entitled to receive all dividends from, and proceeds from the sale of, those shares. According to the schedules, none of those persons, to the knowledge of APLP, Artisan Holdings, APAM, or Artisan Investments has an economic interest in more than 5% of the class. The principal business address of each of APLP, Artisan Investments, Artisan Holdings and APAM is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.
(3)	Beneficial ownership information is based on information contained in the Schedule 13G filed on February 11, 2019 on behalf of The Vanguard Group and its wholly-owned subsidiaries, Vanguard Fiduciary Trust Company and Vanguard Investments Australia, Ltd. According to the schedule, included in the shares of Gardner Denver’s common stock listed above as beneficially owned by The Vanguard Group are 64,440 shares over which The Vanguard Group has sole voting power, 19,334 shares over which The Vanguard Group has shared voting power, 11,380,039 shares over which The Vanguard Group has sole dispositive power and 70,667 shares over which The Vanguard Group has shared dispositive power. The address of the principal business office of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.
(4)	Beneficial ownership information is based on information contained in the Schedule 13G filed on June 10, 2019 on behalf of T. Rowe Price Associates, Inc. (“Price Associates”). According to the schedule, included in the shares of Gardner Denver’s common stock listed above as beneficially owned by T. Rowe Price, are 7,729,007 shares over which Price Associates has sole voting power and 22,877,489 shares over which Price Associates has sole dispositive power. According to the schedule, Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client’s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time. According to the schedule, not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Associates. The principal business address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, MD 21202.
(5)	The number of shares reported includes shares covered by options that are exercisable within 60 days as follows: Mr. Reynal, 1,462,377; Mr. Herndon, 0; Mr. Schiesl, 431,213; Mr. Snyder, 291,692; Mr. Miñarro Viseras, 87,233; Mr. Weatherred, 2,450; Ms. Rubottom, 98,707; Mr. Donnelly, 44,799; Mr. Kassling, 57,533; Mr. Marn, 57,533; Mr. Vande Steeg, 57,533; all directors and executive officers as a group, 2,568,670.
(6)	The principal business address of each of Messrs. Stavros, Weisenbeck and Brahm is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, New York 10019.

LEGAL MATTERS

The validity of the issuance of common stock by Gardner Denver pursuant to the Merger Agreement will be passed upon for Gardner Denver by Simpson Thacher. Simpson Thacher will also provide to Gardner Denver a legal opinion regarding certain U.S. federal income tax matters relating to the merger. Paul, Weiss will provide to Ingersoll Rand legal opinions regarding certain U.S. federal income tax matters relating to the spin-off and the merger. Arthur Cox will provide to Ingersoll Rand a legal opinion regarding certain Irish tax matters relating to the spin-off.

Certain partners of Simpson Thacher, members of their respective families, related persons and others have an indirect interest, through limited partnerships that are investors in funds affiliated with KKR Renaissance Aggregator, in less than 1% of Gardner Denver’s common stock.

EXPERTS

The consolidated financial statements and the related financial statement schedule, incorporated in this proxy statement/prospectus-information statement by reference from Gardner Denver’s Annual Report on Form 10-K, for the year ended December 31, 2018, and the effectiveness of Gardner Denver Holdings, Inc.’s and its subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of the Industrial Business of Ingersoll-Rand plc as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018 included in this Registration Statement on Form S-4 have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of the Precision Flow Systems business of Silver II GP Holdings S.C.A. as of December 31, 2018 and 2017 and for each of the years then ended included in this Registration Statement on Form S-4 have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

FUTURE STOCKHOLDER PROPOSALS

If any stockholder wishes to propose a matter for consideration at Gardner Denver’s 2020 Annual Meeting of Stockholders, the proposal should be mailed by certified mail return receipt requested, to Gardner Denver’s Corporate Secretary at its principal executive offices. To be eligible under the SEC’s stockholder proposal rule (Rule 14a-8(e) of the Exchange Act) for inclusion in Gardner Denver’s 2020 Annual Meeting Proxy Statement and form of proxy, a proposal must be received by Gardner Denver’s Corporate Secretary on or before November 27, 2019. Failure to deliver a proposal in accordance with this procedure may result in it not being deemed timely received.

In addition, Gardner Denver’s bylaws permit stockholders to nominate directors and present other business for consideration at Gardner Denver’s Annual Meeting of Stockholders. To make a director nomination or present other business for consideration at the Annual Meeting of Stockholders to be held in 2020, you must submit a timely notice in accordance with the procedures described in Gardner Denver’s by-laws. To be timely, a stockholder’s notice shall be delivered to the Corporate Secretary at the principal executive offices of Gardner Denver not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. Therefore, to be presented at Gardner Denver’s Annual Meeting to be held in 2020, such a proposal must be received on or after January 10, 2020, but not later than February 9, 2020. In the event that the date of the Annual Meeting of Stockholders to be held in 2020 is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary date of the 2019 Annual Meeting of Stockholders, such notice by the stockholder must be so received no earlier than 120 days prior to the Annual Meeting of Stockholders to be held in 2020 and not later than the later of the 90th day prior to such Annual Meeting of Stockholders to be held in 2020 or ten (10) calendar days following the day on which public announcement of the date of such Annual Meeting is first made. Any such proposal will be considered timely only if it is otherwise in compliance with the requirements set forth in Gardner Denver’s bylaws. The proxy solicited by the Gardner Denver board of directors for the 2020 Annual Meeting of Stockholders will confer discretionary authority to vote as the proxy holders deem advisable on such stockholder proposals which are considered untimely.

PROPOSALS TO BE ACTED UPON AT THE GARDNER DENVER STOCKHOLDER MEETING

PROPOSAL 1

At the special meeting, Gardner Denver stockholders will be asked to approve the issuance of Gardner Denver common stock pursuant to the Merger Agreement. The exact number of shares to be issued is calculated based on a formula in the Merger Agreement, described on page 88 of the proxy statement/prospectus-information statement. We currently expect, based on the number of outstanding shares of Gardner Denver common stock and equity awards as of [•], 2019, that Gardner Denver will issue to Ingersoll Rand Industrial stockholder [•] shares of Gardner Denver common stock as a result of the Transactions, although the precise number of shares will not be known until closer to the closing date of the merger. The terms of, reasons for and other aspects of the Merger Agreement and the merger are described in detail in the other sections in this proxy statement/prospectus-information statement. The affirmative vote of a majority of the votes cast, in person or by proxy, at the special meeting, where a quorum is present, by holders of shares of Gardner Denver common stock is required to approve Proposal 1.

THE GARDNER DENVER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GARDNER DENVER STOCKHOLDERS VOTE FOR PROPOSAL 1.

PROPOSAL 2

Gardner Denver stockholders will also be asked to approve a proposal to amend and restate the 2017 Equity Plan to increase the number of shares of Gardner Denver common stock issuable under the 2017 Equity Plan by [      ] shares, rename the 2017 Equity Plan as the “Ingersoll Rand, Inc. 2017 Omnibus Incentive Plan” and change all references to Gardner Denver in the 2017 Equity Plan to Ingersoll Rand, in each case effective upon the closing of the merger, and in the case of renaming the plan and changing references to Gardner Denver, subject to Gardner Denver changing its name at the closing of the merger. The affirmative vote of a majority of the votes cast, in person or by proxy, at the special meeting, where a quorum is present, by holders of shares of Gardner Denver common stock is required to approve the Equity Plan Amendment proposal.

Background

In May 2017, the Gardner Denver board of directors approved our 2017 Equity Plan. The purpose of our 2017 Equity Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of Gardner Denver common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders. As of September 30, 2019, approximately 6,894,018 shares remained available under the 2017 Equity Plan for future issuance to participants.

The Importance of the Proposed Increase in Shares

We are seeking approval by the Gardner Denver stockholders to increase the number of shares reserved for issuance under the 2017 Equity Plan by [_____] shares based on the reasons provided below.

The 2017 Equity Plan Requires Additional Shares to Meet our Anticipated Equity Compensation Needs.

•	The increase in the share reserve of the 2017 Equity Plan will enable us to continue to grant equity awards in the combined company under the 2017 Equity Plan to employees and other eligible service providers of the combined company, which includes existing employees of Gardner Denver and all Industrial Employees. We believe the share reserve increase is necessary to meet Gardner Denver’s anticipated equity compensation needs for approximately the next [__] years from the date of the special meeting. This estimate is based on a forecast that takes into account our expanded employee base population in connection with the merger and the number of shares remaining available for grant of equity awards under the 2017 Equity Plan. The size of our employee base (6,700 employees as of December 31, 2018) will more than double at the closing of the merger with the addition of the employees of the Ingersoll Rand Industrial Business (10,900 employees as of December 31, 2018); accordingly, additional shares need to be added to the 2017 Equity Plan’s existing share reserve of 8,550,000 shares, which was established at the inception of the 2017 Equity Plan based on compensation needs with respect to a much a smaller employee base.

•	The increase in the share reserve of the 2017 Equity Plan will enable us to grant any equity awards pursuant to the Employee Matters Agreement that do not qualify as “substitute awards” under the terms of the 2017 Equity Plan and therefore count against the share reserve.
•	Gardner Denver has announced its intention to grant equity awards under the 2017 Equity Plan at some point following the closing of the merger to all employees of the combined company who are not already participants in either Gardner Denver’s or Ingersoll Rand’s equity incentive plans. The aggregate grant date fair market value of such equity awards is expected to be approximately $ million, which would result in the issuance of _________ restricted stock units if the closing price of a share of Gardner Denver common stock on the date of grant was $___ (which is the closing price of such a share on [•], 2019). As described above, as of September 30, 2019, approximately 6,894,018 shares remained available under the 2017 Equity Plan for future issuance to participants. Accordingly, there is currently not a sufficient number of shares of common stock available for issuance under the 2017 Equity Plan in order for us to grant these equity awards; the increase in the share reserve will allow us to do so.

The 2017 Equity Plan is Essential to Growth and Operation.

•	In general, we believe the ability to grant competitive equity awards is a necessary and powerful recruiting and retention tool for us to obtain the quality personnel we need to move our business forward. If we are unable to offer competitive equity awards to employees of the combined company following the merger, this could adversely affect the growth and operation of the combined company. We believe that equity awards are a long-term incentive that directly links company performance to stock performance. The increase in the share reserve of the 2017 Equity Plan will enable us to continue to use equity compensation on a broad basis to help attract, retain and motivate employees and grow our business, develop new products and ultimately increase stockholder value.
•	We believe that equity ownership by the vast majority of our employees has a direct correlation to increased employee engagement, which we think is a key factor in us achieving our future financial goals and creating stockholder value. Our announced equity grant award to all employees of the combined company who are not already participants in either Gardner Denver’s or Ingersoll Rand’s equity incentive plans is a critical step in achieving this level of employee ownership and engagement. We believe that the failure to grant this announced award could severely impact employee morale and result in us not being able to achieve our goal of significant employee engagement. This in turn could adversely affect the growth and operation of the combined company.
•	In addition, if we are unable to grant competitive equity awards, we may be required to offer additional cash-based incentives to replace equity as a means of competing for or retaining talent, which we do not believe would be practical or advisable. We do not believe a more cash-based program would have the same long-term retention value or serve to align employees’ interests to those of our stockholders as well as a program that includes equity. A significant increase in cash-based incentives to replace equity awards would reduce the cash otherwise available for the operation of the combined company.

The 2017 Equity Plan Incorporates Good Governance Practices.

•	Administration. The 2017 Equity Plan is administered by the Compensation Committee of our board of directors, which is comprised entirely of independent non-employee directors.
•	Broad-based eligibility for equity awards. We have granted equity awards to a broad range of our employees, and anticipate granting equity awards to a broad range of the employees of the combined company. By doing so, we align employee interests with those of stockholders.
•	Stockholder approval is required for additional shares. The 2017 Equity Plan does not contain an annual “evergreen” provision but instead reserves a fixed maximum number of shares for issuance; stockholder approval is required to increase that number.
•	Exchange or repricing programs are not allowed without stockholder approval. The 2017 Equity Plan prohibits exchange or repricing programs without stockholder approval.

•	No discount stock options or stock appreciation rights. The 2017 Equity Plan requires that stock options and stock appreciation rights issued under it must have an exercise price equal to at least the fair market value of our common stock on the date the award is granted, except in certain situations involving substitute awards (as described below).
•	Share counting provisions. Except for substitute awards, in the event any award expires or is cancelled, forfeited or terminated without issuance to the participant of the full number of shares to which the award related, the unissued shares of common stock may be granted again under the 2017 Equity Plan.

Stock Awards Granted under the 2017 Equity Plan

No awards made under the 2017 Equity Plan prior to the date of the special meeting were granted subject to stockholder approval of this proposal. Although we expect to award an aggregate fair market value of $150 million of restricted stock units under the 2017 Equity Plan following the closing of the merger to employees of the combined company, the number and types of awards that will be granted under the 2017 Equity Plan in the future are not determinable, as the Committee will make these determinations its sole discretion. The following table sets forth information with respect to the number of outstanding stock options and restricted stock units that have been granted to Gardner Denver’s named executive officers and the specified groups set forth below under the 2017 Equity Plan as of [•], 2019. On [•], 2019, the closing price of the underlying shares of Gardner Denver common stock traded on NYSE was $[      ] per share.

Name and Principal Position	Stock Options	Restricted Stock Units
Vicente Reynal Chief Executive Officer	362,491	142,790
Philip T. Herndon Former Vice President and Chief Financial Officer	0	0
Andrew Schiesl Vice President, General Counsel, Chief Compliance Officer and Secretary	60,711	23,928
Neil D. Snyder Vice President and Chief Financial Officer	50,925	19,639
Enrique Miñarro Viseras Vice President and General Manager, Industrials Segment EMEA	65,459	24,202
All executive officers as a group (7 persons)	591,308	229,668
All non-executive directors as a group (10 persons)	0	27,726
Each associate of the above-mentioned directors or executive officers	―	―
Each other person who received or is to receive 5% of such options, warrants or rights	―	―
All employees (other than executive officers) as a group (350 persons)	1,179,569	435,280

Description of the 2017 Equity Plan

The following summary of the principal features of the 2017 Equity Plan is qualified in its entirety by the specific language of the amended and restated 2017 Equity Plan, a copy of which is attached as Annex D to this proxy statement/prospectus-information statement.

As of September 30, 2019, approximately 282 employees, including our executive officers, would be eligible to participate in the programs approved under the 2017 Equity Plan. In addition, a small number of consultants that we may engage from time to time, along with the members of our board of directors, are eligible to participate in the 2017 Equity Plan.

Shares Issuable under our 2017 Equity Plan. At the inception of our 2017 Equity Plan, a maximum of 8,550,000 shares of Gardner Denver common stock (plus any shares of common stock subject to outstanding awards granted under our 2013 Equity Plan that, after the effective date of this plan, expire or are otherwise forfeited or terminated in accordance with their terms without the delivery of shares of common stock in settlement thereof) could be issued to participants. Pursuant to the proposed addition of shares to the 2017 Equity Plan, the maximum number of shares available for issuance under the 2017 Equity Plan would, if the proposal is approved, be increased to        shares. As of September 30, 2019, approximately 6,894,018 shares remained available under the 2017 Equity Plan for future issuance to participants.

Except for substitute awards (as described below), in the event any award expires or is cancelled, forfeited or terminated without issuance to the participant of the full number of shares to which the award related, the unissued shares of common stock may be granted again under our 2017 Equity Plan. Shares of common stock will be deemed to have been issued in settlement of awards if the fair market value equivalent of such shares is paid in cash; provided, that no shares will be deemed to have been settled in settlement of a stock appreciation right or restricted stock unit that only provides for settlement in cash and settles only in cash or in respect of any cash-based award. Shares tendered or withheld on the exercise of options or other awards for the payment of the exercise or purchase price or withholding taxes, shares not issued upon the settlement of a stock appreciation right that settles in shares of common stock and shares purchased on the open market with cash proceeds from the exercise of options will not become available for awards under the 2017 Equity Plan.

Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine (referred to as “substitute awards”), and such substitute awards will not be counted against the share reserve limit, except that substitute awards intended to qualify as “incentive stock options” will count against the limit on incentive stock options described above. No award may be granted under our 2017 Equity Plan after the tenth anniversary of the effective date (as defined therein), but awards granted before then may extend beyond that date. Following the effective date of the plan, no further awards were granted under the 2013 Equity Plan.

Administration. Our 2017 Equity Plan is administered by the Compensation Committee of our board of directors or such other committee of our board of directors to which it has properly delegated power, or if no such committee or subcommittee exists, our board of directors (the “Committee”). The Committee is authorized to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in our 2017 Equity Plan and any instrument or agreement relating to, or any award granted under, our 2017 Equity Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee deems appropriate for the proper administration of our 2017 Equity Plan; adopt sub-plans; and to make any other determination and take any other action that the Committee deems necessary or desirable for the administration of our 2017 Equity Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which our securities are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of our 2017 Equity Plan. Unless otherwise expressly provided in our 2017 Equity Plan, all designations, determinations, interpretations, and other decisions under or with respect to our 2017 Equity Plan or any award or any documents evidencing awards granted pursuant to our 2017 Equity Plan are within the sole discretion of the Committee, may be made at any time and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award, and any of our stockholders.

Options. The Committee may grant non-qualified stock options and incentive stock options, under our 2017 Equity Plan, with terms and conditions determined by the Committee that are not inconsistent with our 2017 Equity Plan; provided, that all stock options granted under our 2017 Equity Plan are required to have a per share exercise price that is not less than 100% of the fair market value of Gardner Denver common stock underlying such stock options on the date such stock options are granted (other than in the case of options that are substitute awards), and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as an incentive stock options, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under our 2017 Equity Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of Gardner Denver common stock is prohibited by our insider trading policy (or “blackout period” imposed by us), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares as to which a stock option is exercised may be paid to us, to the extent permitted by law (1) in cash or its equivalent at the time the stock option is exercised; (2) in shares having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the Committee (provided that such shares have been held by the participant for at least six months or such other period established by the Committee to avoid adverse accounting treatment); or (3) by such other method as the Committee may permit in its sole discretion, including, without limitation, (A) in other property having a fair market value on the date of exercise equal to the purchase price, (B) if there is a public market for the shares at such time, through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased or (C) through a “net exercise” procedure effected by withholding the minimum number of shares needed to pay the exercise price. Any fractional shares of common stock will be settled in cash.

Stock Appreciation Rights. The Committee may grant stock appreciation rights, under our 2017 Equity Plan, with terms and conditions determined by the Committee that are not inconsistent with our 2017 Equity Plan. The Committee also may award stock appreciation rights independent of any option. Generally, each stock appreciation right will entitle the participant upon exercise to an amount (in cash, shares or a combination of cash and shares, as determined by the Committee) equal to the product of (1) the excess of (A) the fair market value on the exercise date of one share of common stock, over (B) the strike price per share, times (2) the number of shares of common stock covered by the stock appreciation right. The strike price per share of a stock appreciation right will be determined by the Committee at the time of grant but in no event may such amount be less than 100% of the fair market value of a share of common stock on the date the stock appreciation right is granted (other than in the case of stock appreciation rights granted in substitution of previously granted awards).

Restricted Shares and Restricted Stock Units. The Committee may grant restricted shares of Gardner Denver common stock or restricted stock units, representing the right to receive, upon vesting and the expiration of any applicable restricted period, one share of common stock for each restricted stock unit, or, in the sole discretion of the Committee, the cash value thereof (or any combination thereof). As to restricted shares of Gardner Denver common stock, subject to the other provisions of our 2017 Equity Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of common stock, including, without limitation, the right to vote such restricted shares of common stock (except, that if the lapsing of restrictions with respect to such restricted shares of common stock is contingent on satisfaction of performance conditions other than or in addition to the passage of time, any dividends payable on such restricted shares of common stock will be retained, and delivered without interest to the holder of such shares within a specified period following the date on which the shares vest and any applicable restrictions lapse). Participants have no rights or privileges as a stockholder with respect to restricted stock units.

Other Equity-Based Awards and Cash-Based Awards. The Committee may grant other equity-based or cash-based awards under our 2017 Equity Plan, with terms and conditions determined by the Committee that are not inconsistent with our 2017 Equity Plan.

Effect of Certain Events on the 2017 Equity Plan and Awards. In the event of (1) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of common stock or other securities, issuance of warrants or other rights to acquire shares of common stock or other securities, or other similar corporate transaction or event that affects the shares of common stock (including a change in control, as defined in our 2017 Equity Plan), or (2) unusual or nonrecurring events affecting Gardner Denver, including changes in applicable rules, rulings, regulations or other requirements, that the Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (1) or (2), an “Adjustment Event”), the Committee will, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of: (A) the share reserve limit, or any other limit applicable under our 2017 Equity Plan with respect to the number of awards which may be granted thereunder, (B) the number of shares of common stock or other securities of Gardner Denver (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under our 2017 Equity Plan or any sub-plan and (C) the terms of any outstanding award, including, without limitation, (1) the number of shares of common stock or other securities of Gardner Denver (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate, (2) the exercise price or strike price with respect to any award, or (c) any applicable performance measures; provided, that in the case of any “equity restructuring,” the Committee will make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring. In connection with any Change in Control, the Committee may, in its sole discretion, provide for any one or more of the following: (1) a substitution or assumption of awards, or to the extent the surviving entity does not substitute or assume the awards, the acceleration of vesting of, the exercisability of, or lapse of restrictions on awards or a period of time for participants to exercise outstanding awards prior to the occurrence of such event and (2) cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the Committee (which value, if applicable, may be based upon the price per share of common stock received or to be received by other holders of Gardner Denver common stock in such event), including, in the case of stock options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or stock appreciation right over the aggregate exercise price or strike price thereof.

Nontransferability of Awards. Each award will not be transferable or assignable by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any of our subsidiaries. However, the Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant, or such participant and such participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and Termination. Our board of directors may amend, alter, suspend, discontinue, or terminate our 2017 Equity Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuance or termination may be made without stockholder approval if (1) such approval is necessary to comply with any regulatory requirement applicable to our 2017 Equity Plan or for changes in GAAP to new accounting standards; (2) it would materially increase the number of securities which may be issued under our 2017 Equity Plan (except for adjustments in connection with certain corporate events); or (3) it would materially modify the requirements for participation in our 2017 Equity Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.

The Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively (including after a participant’s termination); provided, that, except as otherwise permitted in our 2017 Equity Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant with respect to such award will not to that extent be effective without such individual’s consent; provided, further, that without stockholder approval, except as otherwise permitted in our 2017 Equity Plan, (1) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right; (2) the Committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or stock appreciation right; and (3) the Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividends and Dividend Equivalents. The Committee in its sole discretion may provide part of an award with dividends or dividend equivalents, on such terms and conditions as may be determined by the Committee in its sole discretion.

Clawback/Repayment. All awards are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (1) any clawback, forfeiture or other similar policy adopted by our board of directors or the Committee and as in effect from time to time, and (2) applicable law. To the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the participant will be required to repay any such excess amount to Gardner Denver.

Certain Federal Income Tax Information

The following is a general summary, as of the date of this proxy statement/prospectus-information statement, of the federal income tax consequences to us and to U.S. participants for awards granted under the 2017 Equity Plan. The federal tax laws may change and the federal, state and local tax consequences for any participant will depend upon his or her individual circumstances. Tax consequences for any particular individual may be different. This summary is not intended to be exhaustive and does not discuss the tax consequences of a participant’s death or provisions of income tax laws of any municipality, state or other country. We advise participants to consult with a tax advisor regarding the tax implications of their awards under the 2017 Equity Plan.

Incentive Stock Options. For federal income tax purposes, the holder of an incentive stock option has no taxable income at the time of the grant or exercise of the incentive stock option. If such person retains the common stock acquired under the incentive stock option for a period of at least two years after the incentive stock option is granted and one year after the incentive stock option is exercised, any gain upon the subsequent sale of the common stock will be taxed as a long-term capital gain. A holder who disposes of shares acquired by exercise of an incentive stock option prior to the expiration of two years after the incentive stock option is granted or before one year after the incentive stock option is exercised will realize ordinary income as of the date of exercise equal to the difference between the exercise price and fair market value of the common stock. Any additional gain or loss recognized upon any later disposition of the shares would be a short- or long-term capital gain or loss, depending on whether the shares have been held by the holder for more than one year. The difference between the option exercise price and the fair market value of the shares on the exercise date of an incentive stock option is an adjustment in computing the holder’s alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the holder’s regular income tax for the year.

Nonstatutory Stock Options. A participant who receives a non-qualified stock option generally will not realize taxable income on the grant of such option, but will realize ordinary income at the time of exercise of the non-qualified stock option equal to the difference between the option exercise price and the fair market value of the stock on the date of exercise. Any additional gain or loss recognized upon any later disposition of the shares would be a short- or long-term capital gain or loss, depending on whether the shares had been held by the participant for more than one year.

Stock Appreciation Rights. No taxable income is generally reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the amount of cash received plus the fair market value of any shares received. Any additional gain or loss recognized upon any later disposition of any shares received would be a short- or long-term capital gain or loss, depending on whether the shares had been held by the participant for one year or more.

Restricted Stock. A participant will generally not have taxable income upon grant of unvested restricted shares unless he or she elects to be taxed at that time pursuant to an election under Code Section 83(b). Instead, he or she will recognize ordinary income at the time(s) of vesting equal to the fair market value (on each vesting date) of the shares or cash received minus any amount paid for the shares.

Restricted Stock Units. No taxable income is generally reportable when unvested restricted stock units are granted to a participant. Upon settlement of the vested restricted stock units, the participant will recognize ordinary income in an amount equal to the value of the payment received pursuant to the vested restricted stock units.

Income Tax Effects for the Company. We generally will be entitled to a tax deduction in connection with an award under the 2017 Equity Plan in an amount equal to the ordinary income realized by a participant at the time the participant recognizes such income (for example, upon the exercise of a non-qualified stock option), subject to the limitation on deductibility under Code Section 162(m).

Internal Revenue Code Section 409A. Code Section 409A governs the federal income taxation of certain types of nonqualified deferred compensation arrangements. A violation of Code Section 409A generally results in an acceleration of the recognition of income of amounts intended to be deferred and the imposition of a federal excise tax of 20% on the employee over and above the income tax owed, plus possible penalties and interest. Code Section 409A covers a broad field of compensation arrangements and may apply to certain awards available under the 2017 Equity Plan (such as restricted stock units). The intent is for the 2017 Equity Plan, including any awards available thereunder, to either be exempt from or comply with the requirements of Code

Section 409A. As required by Code Section 409A, certain nonqualified deferred compensation payments to specified employees may be delayed to the seventh month after such employee’s separation from service.

Registration with the SEC

If the amendment and restatement described in this Proposal 2 is approved by stockholders, Gardner Denver will file a Registration Statement on Form S-8 with the SEC with respect to the shares of Gardner Denver common stock to be registered pursuant to the 2017 Equity Plan as soon as reasonably practicable following stockholder approval.

Equity Compensation Plan Information

The following table provides information as of December 31, 2018 about our common stock that may be issued upon the exercise of options, warrants and rights granted to employees, consultants or directors under all of the existing equity compensation plans including our 2013 Equity Plan and 2017 Equity Plan.

Plan Category	Number of Securities to be issued upon Exercise of Outstanding Options, Warrants And Rights(1)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(2)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding Securities reflected in the first column)(3)
Equity compensation plans approved by securityholders	11,790,119	$14.56	8,151,718
(1)	Total includes 10,828,957 stock options and 119,241 share-settled stock appreciation rights under the Company’s 2013 Stock Incentive Plan and 834,836 stock options and 7,085 share-settled stock appreciation rights under the Company’s 2017 Omnibus Incentive Plan.
(2)	The weighted average exercise prices for the Company’s 2017 Omnibus Incentive Plan relates only to stock options. The calculation of the weighted average exercise price does not include outstanding equity awards that are received or exercised for no consideration.
(3)	These shares are available for grant as of December 31, 2018 under the Company’s 2017 Omnibus Incentive Plan. This includes 8,550,000 shares initially authorized for issuance under the Company’s 2017 Omnibus Incentive Plan and shares subject to awards under the Company’s 2013 Stock Incentive Plan that expired or were otherwise forfeited or terminated in accordance with their terms without the delivery of shares of the Company’s common stock in settlement thereof.

THE GARDNER DENVER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GARDNER DENVER STOCKHOLDERS VOTE FOR PROPOSAL 2.

PROPOSAL 3

At the special meeting, Gardner Denver stockholders may be asked to vote to adjourn or postpone the special meeting to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve Proposal 1. The approval of Proposal 1 is required for completion of the merger. Because the Gardner Denver board of directors believes that it is in Gardner Denver’s and its stockholders’ best interest to engage in the Transactions, the Gardner Denver board of directors believes it is in Gardner Denver’s and its stockholders’ best interest to adjourn the special meeting if there are not sufficient votes at the time of the special meeting to approve Proposal 1. The affirmative vote of a majority of the voting power of the shares of Gardner Denver common stock present, in person or represented by proxy, and entitled to vote thereon is required to approve the proposal to permit adjournment of the special meeting, where a quorum is present.

THE GARDNER DENVER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GARDNER DENVER STOCKHOLDERS VOTE FOR PROPOSAL 3.

CERTAIN DEFINITIONS

Certain abbreviations and terms used in the text and notes are defined below:

Abbreviation/Term	Description
Baird	Robert W. Baird & Co. Incorporated
Citi	Citigroup Global Markets Inc.
Code	The Internal Revenue Code of 1986, as amended
The Contribution	The transfer of specified Ingersoll Rand Industrial assets and specified Ingersoll Rand Industrial liabilities to Ingersoll Rand Industrial
DGCL	General Corporation Law of the State of Delaware
The Distribution
The distribution by Ingersoll Rand, pursuant to the Merger Agreement, of 100% of the Ingersoll Rand Industrial common stock pro rata to Ingersoll Rand shareholders through a spin-off. The distribution is intended to be effected by Ingersoll Rand’s pro rata issuance to its shareholders of blank cheque preferred shares carrying rights to the ownership of Ingersoll Rand Industrial. Ingersoll Rand Industrial will then issue common stock to the Ingersoll Rand shareholders, in proportion to their holdings of blank cheque preferred shares, in redemption of the blank cheque preferred shares, and the common stock of Ingersoll Rand Industrial held by Ingersoll Rand will be cancelled.

Exchange Act	The Securities Exchange Act of 1934, as amended
Equity Plan Amendment
The amendment and restatement of the 2017 Equity Plan to increase the number of shares of Gardner Denver common stock issuable under the 2017 Equity Plan by        shares, rename the 2017 Equity Plan as the “Ingersoll Rand, Inc. 2017 Omnibus Incentive Plan”, and change all references to Gardner Denver in the 2017 Equity Plan to Ingersoll Rand, in each case effective upon the closing of the merger

Gardner Denver	Gardner Denver Holdings, Inc.
Gardner Denver common stock	Shares of common stock of Gardner Denver, par value $0.01 per share
HSR Act	The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended
Ingersoll Rand	Ingersoll-Rand plc
Ingersoll Rand Industrial	Ingersoll-Rand U.S. HoldCo, Inc., which is currently a wholly-owned subsidiary of Ingersoll Rand
Ingersoll Rand Industrial common stock	Shares of common stock of Ingersoll Rand Industrial, par value $0.01 per share
Ingersoll Rand Industrial Group	Ingersoll Rand Industrial and its subsidiaries after giving effect to the Reorganization
Ingersoll Rand Industrial Payment
The payment to be made by Ingersoll Rand Industrial (or another member of the Ingersoll Rand Industrial Group) to Ingersoll Rand (or one of its affiliates other than any member of the Ingersoll Rand Industrial Group) prior to the Distribution under the terms of the Separation Agreement, in the amount of $1.9 billion, subject to certain adjustments set forth in the Separation Agreement

Ingersoll Rand Industrial Business
The business conducted by the industrial segment of Ingersoll Rand as such business is currently conducted and as such business will be conducted in accordance with the Merger Agreement as of the time at which the Distribution occurs. Under the terms of the Separation Agreement, specified assets and liabilities used in the

Abbreviation/Term	Description
Ingersoll Rand Industrial Business as described in this proxy statement/prospectus-information statement would transfer to Gardner Denver in connection with the Reorganization, Distribution and merger
IRS	Internal Revenue Service
The merger
The merger of Merger Sub with and into Ingersoll Rand Industrial, with Ingersoll Rand Industrial surviving the merger as a wholly-owned subsidiary of Gardner Denver, as contemplated by the Merger Agreement

The Merger Agreement	The Merger Agreement, dated as of April 30, 2019, among Ingersoll Rand, Ingersoll Rand Industrial, Gardner Denver and Merger Sub (as the same may be amended from time to time)
Merger Sub	Charm Merger Sub Inc., which is a wholly-owned subsidiary of Gardner Denver
NYSE	The New York Stock Exchange
Precision Flow Systems	The Precision Flow Systems business, which was acquired by Ingersoll Rand on May 15, 2019 and which forms part of the Ingersoll Rand Industrial Business
The Reorganization
The internal restructuring to separate and consolidate specified assets and liabilities used in the Ingersoll Rand Industrial Business under Ingersoll Rand Industrial pursuant to the Separation Agreement

The Separation Agreement	The Separation and Distribution Agreement, dated as of April 30, 2019, by and between Ingersoll Rand and Ingersoll Rand Industrial (as the same may be amended from time to time)
The Share Issuance	The issuance of shares of Gardner Denver common stock to Ingersoll Rand Industrial stockholders pursuant to the Merger Agreement
The Transactions	The Reorganization, the Distribution and the merger and related transactions
Transaction Documents
The Separation Agreement, the Transition Services Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Real Estate Matters Agreement, the Intellectual Property Matters Agreement, the Trademark License Agreement, the Tender Agreement, the Supply Agreements, the Headquarters Lease and the documents effecting the transfer of assets and liabilities entered into pursuant to the Separation Agreement, in each case including all annexes, exhibits, schedules, attachments and appendices thereto

U.S. GAAP	United States generally accepted accounting principles

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

Gardner Denver and Ingersoll Rand file annual, quarterly and current reports, proxy statements and other information with the SEC. Gardner Denver’s SEC filings are also available to the public on the SEC’s internet website at www.sec.gov. In addition, Gardner Denver’s and Ingersoll Rand’s SEC filings are also available to the public on Gardner Denver’s website, https://investors.gardnerdenver.com and Ingersoll Rand’s SEC filings are available to the public on Ingersoll Rand’s website at http://ir.ingersollrand.com/investors/overview/default.aspx. Gardner Denver’s and Ingersoll Rand’s website addresses are provided as inactive textual references only. Information contained on Gardner Denver’s or Ingersoll Rand’s website is not incorporated by reference into this proxy statement/prospectus-information statement, and you should not consider information contained on that website as part of this proxy statement/prospectus-information statement.

The SEC permits Gardner Denver to “incorporate by reference” information into this proxy statement/prospectus-information statement. This means that Gardner Denver can disclose important information to you by referring to another document filed separately with the SEC. The information incorporated by reference is considered a part of this proxy statement/prospectus-information statement, except for any information superseded by information contained directly in this proxy statement/prospectus-information statement or by information contained in documents filed with or furnished to the SEC after the date of this proxy statement/prospectus-information statement that is incorporated by reference in this proxy statement/prospectus-information statement.

This proxy statement/prospectus-information statement incorporates by reference the documents set forth below that have been previously filed with the SEC, other than, in each case, documents or information deemed to have been furnished and not filed according to SEC rules. These documents contain important information about Gardner Denver and its financial condition.

Gardner Denver SEC Filings (SEC File Number 001- 38095)	Period or Date Filed
Annual Report on Form 10-K	Fiscal year ended December 31, 2018
Quarterly Reports on Form 10-Q	Quarter ended March 31, 2019 and quarter ended June 30, 2019
Definitive Proxy Statement on Schedule 14A	Filed March 26, 2019
Current Reports on Form 8-K or 8-K/A	Filed April 30, 2019, May 6, 2019, May 10, 2019, July 1, 2019, July 2, 2019 and October 9, 2019 (other than the portions of those documents not deemed to be filed)
Description of Gardner Denver common stock contained in Registration Statement on Form 8-A	May 12, 2017, including any amendments or reports filed for the purposes of updating the description of Gardner Denver common stock therein

In addition, Gardner Denver also incorporates by reference additional documents that Gardner Denver may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including any filings after the date of this proxy statement/prospectus-information statement and the date of the special meeting. These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as well as proxy statements.

Notwithstanding the foregoing, Gardner Denver will not incorporate by reference in this proxy statement/prospectus-information statement any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of Gardner Denver’s Current Reports on Form 8-K after the date of this proxy statement/prospectus-information statement unless, and except to the extent, specified in such Current Reports.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus-information statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus-information statement.

Documents incorporated by reference are available from Gardner Denver, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this proxy statement/prospectus-information statement. You can obtain documents incorporated by reference in this proxy statement/prospectus-information statement from the SEC’s website or from Gardner Denver’s website as described above or by requesting them in writing or by telephone from Gardner Denver at the following address and telephone number:

Gardner Denver Holdings, Inc.
222 East Erie Street, Suite 500
Milwaukee, Wisconsin 53202
Attention: Investor Relations
Telephone: (414) 212-4700

To obtain timely delivery of these documents, you must request them by      ,      to receive them before the special meeting.

Gardner Denver has not authorized anyone to give any information or make any representation about the merger or the special meeting that is different from, or in addition to, that contained in this proxy statement/prospectus-information statement or in any of the materials that are incorporated by reference into this proxy statement/prospectus-information statement. Therefore, if anyone does give you information of this sort, you should not rely on it. This proxy statement/prospectus-information statement does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus-information statement, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this proxy statement/prospectus-information statement nor any distribution of securities pursuant to this proxy statement/prospectus-information statement shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this proxy statement/prospectus-information statement by reference or in Gardner Denver’s or the Ingersoll Rand Industrial Business’ affairs since the date of this proxy statement/prospectus-information statement. The information contained in this proxy statement/prospectus-information statement speaks only as of the date of this proxy statement/prospectus-information statement unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

Audited Combined Financial Statements of the Ingersoll Rand Industrial Business

Report of Independent Registered Public Accounting Firm	F-2
Combined Statements of Comprehensive Income for the Years Ended December 31, 2018, 2017 and 2016	F-3
Combined Balance Sheets as of December 31, 2018 and 2017	F-4
Combined Statements of Equity for the Years Ended December 31, 2018, 2017 and 2016	F-5
Combined Statements of Cash Flows for the Years Ended December 31, 2018, 2017 and 2016	F-6
Notes to Combined Financial Statements	F-7

Audited Combined Financial Statements of Precision Flow Systems

Report of Independent Auditors	F-30
Combined Statements of Operations and Comprehensive (Loss) for the years ended December 31, 2018 and 2017	F-31
Combined Balance Sheets as of December 31, 2018 and 2017	F-32
Combined Statements of Cash Flows for the years ended December 31, 2018 and 2017	F-33
Combined Statements of Changes in Equity for the years ended December 31, 2018 and 2017	F-34
Notes to Combined Financial Statements	F-35

Unaudited Condensed Combined Financial Statements of Precision Flow Systems

Condensed Combined Financial Statements:
Condensed Combined Statements of Operations and Comprehensive Income for the three months ended March 31, 2019 and 2018	F-56
Condensed Combined Balance Sheets as of March 31, 2019 and December 31, 2018	F-57
Condensed Combined Statements of Cash Flows for the three months ended March 31, 2019 and 2018	F-58
Condensed Combined Statements of Changes in Equity for the three months ended March 31, 2019 and 2018	F-59
Notes to Condensed Combined Financial Statements	F-60

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Ingersoll-Rand plc

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of the Industrial Business of Ingersoll-Rand plc (the “Company”) as of December 31, 2018 and 2017, and the related combined statements of comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Charlotte, North Carolina

October 25, 2019

We have served as the Company’s auditor since 2019.

Industrial Business of Ingersoll-Rand plc
Combined Statements of Comprehensive Income
In millions

For the years ended December 31,	2018	2017	2016
Net revenues (including sales to related parties of $61.7, $55.6, and $54.4 for 2018, 2017, and 2016, respectively)	$3,386.1	$3,085.8	$3,018.3
Cost of goods sold	(2,324.7)	(2,097.3)	(2,102.8)
Selling and administrative expenses	(698.8)	(678.3)	(631.5)
Operating income	362.6	310.2	284.0
Other income/(expense), net	(3.2)	3.1	2.3
Earnings before income taxes	359.4	313.3	286.3
Provision for income taxes	(83.1)	(119.2)	(79.9)
Net earnings	$276.3	$194.1	$206.4
Less: Net earnings attributable to noncontrolling interests	(2.6)	3.2	(2.1)
Net earnings attributable to Industrial	$273.7	$197.3	$204.3

Net earnings	$276.3	$194.1	$206.4
Other comprehensive income (loss):
Currency translation	(45.8)	99.0	(41.7)
Pension, OPEB, and Other items adjustments, net of tax	1.8	(0.3)	0.7
Other comprehensive income (loss), net of tax	(44.0)	98.7	(41.0)
Comprehensive income, net of tax	$232.3	$292.8	$165.4
Less: Comprehensive income attributable to noncontrolling interests	(1.5)	0.9	(1.3)
Comprehensive income attributable to Industrial	$230.8	$293.7	$164.1

See accompanying notes to Combined Financial Statements.

Industrial Business of Ingersoll-Rand plc
Combined Balance Sheets
In millions

December 31,	2018	2017
ASSETS
Current assets:
Cash and cash equivalents	$196.0	$324.6
Accounts and notes receivable, net	581.8	557.8
Inventories, net	395.7	410.6
Other current assets	48.7	31.7
Total current assets	1,222.2	1,324.7
Property, plant and equipment, net	466.7	441.9
Goodwill	860.3	870.6
Intangible assets, net	220.6	248.6
Other noncurrent assets	59.0	48.8
Total assets	$2,828.8	$2,934.6
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$415.5	$375.1
Accrued compensation and benefits	102.3	105.2
Accrued expenses and other current liabilities	260.0	257.9
Total current liabilities	777.8	738.2
Postemployment and other benefit liabilities	42.2	45.3
Deferred and noncurrent income taxes	27.4	60.0
Other noncurrent liabilities	32.2	33.5
Total liabilities	879.6	877.0
Equity:
Parent company investment	2,162.8	2,207.2
Accumulated other comprehensive income (loss)	(224.1)	(181.2)
Total Parent equity	1,938.7	2,026.0
Noncontrolling interest	10.5	31.6
Total equity	1,949.2	2,057.6
Total liabilities and equity	$2,828.8	$2,934.6

See accompanying notes to Combined Financial Statements.

Industrial Business of Ingersoll-Rand plc
Combined Statements of Equity

In millions	Total equity	Parent company investment	Accumulated other comprehensive income (loss)	Noncontrolling Interest
Balance at December 31, 2015	$1,970.7	$2,179.9	$(237.4)	$28.2
Net earnings	206.4	204.3	—	2.1
Other comprehensive income (loss)	(41.0)	—	(40.2)	(0.8)
Dividends declared to noncontrolling interest	(0.7)	—	—	(0.7)
Net transfers to Parent	(218.8)	(222.7)	—	3.9
Balance at December 31, 2016	$1,916.6	$2,161.5	$(277.6)	$32.7
Net earnings	194.1	197.3	—	(3.2)
Other comprehensive income (loss)	98.7	—	96.4	2.3
Adoption of new accounting standard (ASU 2016-09)	2.4	2.4	—	—
Dividends declared to noncontrolling interest	(0.8)	—	—	(0.8)
Net transfers to Parent	(153.4)	(154.0)	—	0.6
Balance at December 31, 2017	$2,057.6	$2,207.2	$(181.2)	$31.6
Net earnings	276.3	273.7	—	2.6
Other comprehensive income (loss)	(44.0)	—	(42.9)	(1.1)
Adoption of new accounting standards (ASU 2016-16 and ASU 2014-09)	11.6	11.6	—	—
Dividends declared to noncontrolling interest	(25.2)	—	—	(25.2)
Net transfers to Parent	(327.1)	(329.7)	—	2.6
Balance at December 31, 2018	$1,949.2	$2,162.8	$(224.1)	$10.5

See accompanying notes to Combined Financial Statements.

Industrial Business of Ingersoll-Rand plc
Combined Statements of Cash Flows
In millions

For the years ended December 31,	2018	2017	2016
Cash flows from operating activities:
Net earnings	$276.3	$194.1	$206.4
Adjustments for non-cash transactions:
Depreciation and amortization	85.2	76.5	77.2
Stock-based compensation	9.9	9.4	9.9
Other non-cash items, net	(29.0)	18.5	0.4
Changes in other assets and liabilities
Accounts and notes receivable	(41.3)	15.9	(13.1)
Inventories	(13.3)	(6.3)	58.5
Other current and noncurrent assets	(2.2)	(6.8)	3.6
Accounts payable	43.5	30.5	(15.7)
Other current and noncurrent liabilities	6.2	53.0	(35.1)
Other, net	2.4	(2.0)	2.0
Net cash provided by (used in) operating activities	337.7	382.8	294.1
Cash flows from investing activities:
Capital expenditures	(104.4)	(53.4)	(55.5)
Acquisitions, net of cash acquired	0.5	(99.7)	(8.8)
Proceeds from sale of property, plant and equipment	11.5	—	0.7
Other investing activities, net	0.5	2.7	—
Net cash provided by (used in) investing activities	(91.9)	(150.4)	(63.6)
Cash flows from financing activities:
Dividends paid to noncontrolling interest	(25.2)	(0.8)	(0.7)
Net transfers to Parent	(337.0)	(162.8)	(228.7)
Other financing activities, net	(2.8)	(1.4)	(0.2)
Net cash provided by (used in) financing activities	(365.0)	(165.0)	(229.6)
Effect of exchange rate changes on cash and cash equivalents	(9.4)	20.2	(9.8)
Net increase (decrease) in cash and cash equivalents	(128.6)	87.6	(8.9)
Cash and cash equivalents – beginning of period	324.6	237.0	245.9
Cash and cash equivalents – end of period	$196.0	$324.6	$237.0

See accompanying notes to Combined Financial Statements.

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1.	BACKGROUND AND BASIS OF PRESENTATION

Background

On April 30, 2019, Ingersoll-Rand plc (IR or Parent) announced it entered into a Separation and Distribution Agreement and an Agreement and Plan of Merger and certain other transaction documents, which contemplate, among other things, the separation and contribution of Parent’s Industrial business (collectively, we, us, our, Industrial, or the Company) to Ingersoll-Rand U.S. HoldCo, Inc. (Spinco), the execution of a tax-free spinoff by way of a pro rata distribution of the shares of Spinco common stock held by Parent to Parent’s stockholders as of the record date of such distribution, and the subsequent merger of a wholly-owned direct subsidiary (Merger Sub) of Gardner Denver Holdings, Inc. (Gardner Denver) with and into Spinco, with Spinco continuing as the surviving company and wholly-owned direct subsidiary of Gardner Denver. Following the transaction, subject to approval by the shareholders of Parent of a change in its corporate name, Gardner Denver will change its name to Ingersoll-Rand, Inc.

We expect the transaction to be completed during the first quarter of 2020. The completion of the spin-off is subject to certain conditions, including effectiveness of the appropriate filings with the Securities and Exchange Commission (SEC) and receipt of opinions of tax advisers. The Company is a diversified, global company that delivers products and services that enhance energy efficiency, productivity and operations. The Company is managed as one operating segment. It includes compressed air and gas systems and services, power tools, material handling systems, fluid management systems, as well as Club Car® golf, utility and consumer low-speed vehicles.

Basis of Presentation

These Combined Financial Statements have been derived from the Consolidated Financial Statements and accounting records of IR. These Combined Financial Statements reflect the combined historical results of operations, financial position and cash flows of the Company for the periods presented as historically managed within IR in conformity with generally accepted accounting principles in the United States (GAAP). The Combined Financial Statements may not be indicative of the Company’s future performance and do not necessarily reflect what the financial position, results of operations, and cash flows would have been had it operated as an independent company during the periods presented.

All intracompany transactions have been eliminated. All significant intercompany transactions between us and Parent have been included in these Combined Financial Statements and are considered to be effectively settled for cash in the Combined Financial Statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Combined Statements of Cash Flows as a financing activity and in the Combined Balance Sheets as Parent company investment.

Historically, IR provided certain corporate functions to the Company and costs associated with these functions were allocated to the Company. These functions include, but not limited to, corporate communications, executive management, legal, human resources, treasury, finance, accounting, internal audit, information technology, and the related benefit costs associated with such functions, such as stock-based compensation. The costs of such services were allocated to the Company based on direct usage when identifiable, with the remainder allocated on a pro rata basis of net sales, direct time, headcount, or other measures of the Company and IR. The charges for these functions are included in Costs of goods sold or Selling and administrative expenses in the Combined Statements of Comprehensive Income. The Company believes the bases on which the expenses have been allocated are a reasonable reflection of the utilization of services provided to, or the benefit received by, Industrial during the periods presented; however, they may not be indicative of the actual expense that would have been incurred had the Company been operating as a standalone company for the periods presented. Actual costs that may have been incurred if the Company had been a standalone company would depend on a number of factors, including the organizational structure, whether functions were outsourced or performed by employees, and strategic decisions made in areas such as information technology and infrastructure. Going forward, the Company may perform these functions using its own resources or outsourced services. For an interim period, however, some of these functions may continue to be provided by IR under a transition services agreement following the closing. Refer to Note 15 for additional information.

IR utilizes a centralized treasury management function for financing its operations. The cash and equivalents held by IR at the corporate level are not specifically identifiable to the Company and therefore have not been reflected in the Company’s Combined Balance Sheets. Cash transfers between IR and the Company are accounted for through parent company investment. Cash and cash equivalents in the Combined Balance Sheets represent cash and cash equivalents directly identifiable to the Company and its operations.

The Combined Financial Statements include certain assets and liabilities that have historically been held at the IR corporate level but are specifically identifiable or otherwise attributable to the Company. IR’s third-party long-term debt and the related interest expense have not been allocated to the Company for any of the periods presented as the Company was not the legal obligor of such debt and the IR borrowings were not directly attributable to the Company.

The Combined Financial Statements include all majority-owned subsidiaries of IR. A noncontrolling interest in a subsidiary is considered an ownership interest in a majority-owned subsidiary that is not attributable to the Parent. The Company includes Noncontrolling interest as a component of Total equity in the Combined Balance Sheet and the Net earnings attributable to noncontrolling interests are presented as an adjustment from Net earnings used to arrive at Net earnings attributable to Industrial in the Combined Statement of Comprehensive Income.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates are based on several factors including the facts and circumstances available at the time the estimates are made, historical experience, risk of loss, general economic conditions and trends, and the assessment of the probable future outcome. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the statement of operations in the period that they are determined.

Currency Translation: Assets and liabilities of non-U.S. subsidiaries, where the functional currency is not the U.S. dollar, have been translated at year-end exchange rates, and income and expense accounts have been translated using average exchange rates throughout the year. Adjustments resulting from the process of translating an entity’s financial statements into the U.S. dollar have been recorded in the equity section of the Combined Balance Sheets within Accumulated other comprehensive income (loss). Transactions that are denominated in a currency other than an entity’s functional currency are subject to changes in exchange rates with the resulting gains and losses recorded within Net earnings.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, demand deposits and all highly liquid investments with original maturities at the time of purchase of three months or less. The Company maintains amounts on deposit at various financial institutions, which may at times exceed federally insured limits. However, management periodically evaluates the credit-worthiness of those institutions and has not experienced any losses on such deposits.

Allowance for Doubtful Accounts: The Company maintains an allowance for doubtful accounts receivable which represents the best estimate of probable loss inherent in the Company’s accounts receivable portfolio. This estimate is based upon a two-step policy that results in the total recorded allowance for doubtful accounts. The first step is to record a portfolio reserve based on the aging of the outstanding accounts receivable portfolio and the Company’s historical experience with the Company’s end markets, customer base and products. The second step is to create a specific reserve for significant accounts as to which the customer’s ability to satisfy their financial obligation to the Company is in doubt due to circumstances such as bankruptcy, deteriorating operating results or financial position. In these circumstances, management uses its judgment to record an allowance based on the best estimate of probable loss, factoring in such considerations as the market value of collateral, if applicable. Actual results could differ from those estimates. These estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the Combined Statements of Comprehensive Income in the period that they are determined. The Company reserved $6.5 million and $6.9 million for doubtful accounts as of December 31, 2018 and 2017, respectively.

Inventories: Depending on the business, U.S. inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method or the lower of cost or market using the first-in, first-out (FIFO) method.

Non-U.S. inventories are primarily stated at the lower of cost or market using the FIFO method. At December 31, 2018 and 2017, approximately 28.8% and 28.3%, respectively, of all inventory utilized the LIFO method.

Property, Plant and Equipment: Property, plant and equipment are stated at cost, less accumulated depreciation. Assets placed in service are recorded at cost and depreciated using the straight-line method over the estimated useful life of the asset except for leasehold improvements, which are depreciated over the shorter of their economic useful life or their lease term. The range of useful lives used to depreciate property, plant and equipment is as follows:

Buildings	10 to 50 years
Machinery and equipment	2 to 12 years
Software	2 to 7 years

Major expenditures for replacements and significant improvements that increase asset values and extend useful lives are also capitalized. Capitalized costs are amortized over their estimated useful lives using the straight-line method. Repairs and maintenance expenditures that do not extend the useful life of the asset are charged to expense as incurred. The carrying amounts of assets that are sold or retired and the related accumulated depreciation are removed from the accounts in the year of disposal, and any resulting gain or loss is reflected within current earnings.

Per Accounting Standards Codification (ASC) 360, “Property, Plant, and Equipment,” (ASC 360) the Company assesses the recoverability of the carrying value of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset group to the future net undiscounted cash flows expected to be generated by the asset group. If the undiscounted cash flows are less than the carrying amount of the asset group, an impairment loss is recognized for the amount by which the carrying value of the asset group exceeds the fair value of the asset group.

Goodwill and Intangible Assets: The Company records as goodwill the excess of the purchase price over the fair value of the net assets acquired in a business combination. In accordance with ASC 350, “Intangibles-Goodwill and Other,” (ASC 350) goodwill and other indefinite-lived intangible assets are tested and reviewed annually for impairment during the fourth quarter or whenever there is a significant change in events or circumstances that indicate that the fair value of the asset is more likely than not less than the carrying amount of the asset.

Impairment of goodwill is assessed at the reporting unit level and begins with an optional qualitative assessment to determine if it is more likely than not that the fair value of each reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the goodwill impairment test under ASC 350. For those reporting units that bypass or fail the qualitative assessment, the test compares the carrying amount of the reporting unit to its estimated fair value. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. To the extent that the carrying value of the reporting unit exceeds its estimated fair value, an impairment loss will be recognized for the amount by which the reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill in that reporting unit.

Intangible assets such as patents, customer-related intangible assets and other intangible assets with finite useful lives are amortized on a straight-line basis over their estimated economic lives. The weighted-average useful lives approximate the following:

Customer relationships	15 years
Completed technologies/patents	10 years
Other	10 years

The Company assesses the recoverability of the carrying value of its intangible assets with finite useful lives whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset group to the future net undiscounted cash flows expected to be generated by the asset group. If the undiscounted cash flows are less than the carrying amount of the asset group, an impairment loss is recognized for the amount by which the carrying value of the asset group exceeds the fair value of the asset group.

Employee Benefit Plans: The Company provides a range of benefits, including pensions, postretirement and postemployment benefits to eligible current and former employees. Certain Company employees participate in U.S. and international defined benefit pension plans sponsored by IR (Shared Plans), which include participants of other IR operations. We account for our participation in the Shared Plans as a multiemployer benefit plan. Accordingly, net periodic pension costs specifically related to Company employees have been reported in the Combined Statements of Comprehensive Income, and the Company does not record an asset or liability to recognize the funded or unfunded status of the Shared Plans. Additionally, the Company has pension plans covering certain employees in non-U.S. subsidiaries. The asset or liability to recognize the funded or unfunded status of these plans are recorded in the Combined Balance Sheet. Determining the cost associated with such benefits is dependent on various actuarial assumptions, including discount rates, expected return on plan assets, compensation increases, mortality, turnover rates, and healthcare cost trend rates. Actuaries perform the required calculations to determine expense in accordance with GAAP. Actual results may differ from the actuarial assumptions and are generally accumulated into Accumulated other comprehensive income (loss) and amortized into Net earnings over future periods. The Company reviews its actuarial assumptions at each measurement date and makes modifications to the assumptions based on current rates and trends, if appropriate.

Loss Contingencies: Liabilities are recorded for various contingencies arising in the normal course of business, including product warranty, worker’s compensation and other claims. The Company has recorded reserves in the financial statements related to these matters, which are developed using input derived from actuarial estimates and historical and anticipated experience data depending on the nature of the reserve, and in certain instances with consultation of legal counsel, internal and external consultants and engineers. Subject to the uncertainties inherent in estimating future costs for these types of liabilities, the Company believes its estimated reserves are reasonable and does not believe the final determination of the liabilities with respect to these matters would have a material effect on the financial condition, results of operations, liquidity or cash flows of the Company for any year.

Product Warranties: Standard product warranty accruals are recorded at the time of sale and are estimated based upon product warranty terms and historical experience. The Company assesses the adequacy of its liabilities and will make adjustments as necessary based on known or anticipated warranty claims, or as new information becomes available.

Income Taxes: The Company’s operations are subject to U.S. federal, state and local and foreign income taxes. In preparing its Combined Financial Statements and to the extent the Company has historically been included in the Ingersoll Rand income tax returns, the Company has determined the tax provision for those operations on a separate return basis. Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. The Company recognizes future tax benefits, such as net operating losses and tax credits, to the extent that realizing these benefits is considered in its judgment to be more likely than not. The Company regularly reviews the recoverability of its deferred tax assets considering its historic profitability, projected future taxable income, timing of the reversals of existing temporary differences and the feasibility of its tax planning strategies. Where appropriate, the Company records a valuation allowance with respect to a future tax benefit.

Revenue Recognition: Revenue is recognized when control of a good or service promised in a contract (i.e., performance obligation) is transferred to a customer. Control is obtained when a customer has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. A majority of the Company’s revenues are recognized at a point-in-time as control is transferred at a distinct point in time per the terms of a contract. However, a portion of the Company’s revenues are recognized over time as the customer simultaneously receives control as the Company performs work under a contract. See Note 10 to the Combined Financial Statements for additional information regarding revenue recognition.

Research and Development Costs: The Company conducts research and development activities for the purpose of developing and improving new products and services. These expenditures are expensed when incurred. For the years ended December 31, 2018, 2017 and 2016, these expenditures amounted to $61.9 million, $52.1 million and $52.3 million, respectively.

Parent Company Investment: Parent company investment in the Combined Balance Sheets represents IR’s historical investment in the Company, the accumulated net earnings after taxes and the net effect of the transactions with and allocations from IR. Refer to Note 15 for additional information.

Software Costs: The Company capitalizes certain qualified internal-use software costs during the application development stage and subsequently amortizes those costs over the software’s useful life, which ranges from 2 to 7 years. The Company capitalizes costs, including interest, incurred to develop or acquire internal-use software. These costs are capitalized subsequent to the preliminary project stage once specific criteria are met. Costs incurred in the preliminary project planning stage are expensed. Other costs, such as maintenance and training, are also expensed as incurred. Capitalized costs are amortized over their estimated useful lives using the straight-line method.

NOTE 3.	RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (FASB) ASC is the sole source of authoritative GAAP other than the SEC issued rules and regulations that apply only to SEC registrants. The FASB issues an Accounting Standards Update (ASU) to communicate changes to the codification. The Company considers the applicability and impact of all ASU’s. ASU’s not listed below were assessed and determined to be either not applicable or are not expected to have a material impact on the Combined Financial Statements.

Recently Adopted Accounting Pronouncements

In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory” (ASU 2016-16) which removed the prohibition in Topic 740 against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. As a result, the income tax consequences of an intra-entity transfer of assets other than inventory will be recognized in the current period income statement rather than being deferred until the assets leave the consolidated group. The Company applied ASU 2016-16 on a modified retrospective basis through a cumulative-effect adjustment which increased Parent company investment by $9.2 million as of January 1, 2018.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (ASC 606), which created a comprehensive, five-step model for revenue recognition that requires a company to recognize revenue to depict the transfer of promised goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. Under ASC 606, a company will be required to use more judgment and make more estimates when considering contract terms as well as relevant facts and circumstances when identifying performance obligations, estimating the amount of variable consideration in the transaction price and allocating the transaction price to each separate performance obligation. The Company adopted this standard on January 1, 2018 using the modified retrospective approach and recorded a cumulative effect adjustment to increase Parent company investment by $2.4 million with related amounts not materially impacting the Balance Sheet. Refer to Note 10, “Revenue,” for a further discussion on the adoption of ASC 606.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (ASU 2016-09) which simplifies several aspects of the accounting for employee share-based payment transactions. The standard makes several modifications to the accounting for forfeitures, employer tax withholding on share-based compensation and the financial statement presentation of excess tax benefits or deficiencies. In addition, ASU 2016-09 clarifies the statement of cash flows presentation for certain components of share-based awards. The Company adopted this standard on January 1, 2017 and prospectively presented any excess tax benefits or deficiencies in the income statement as a component of Provision for income taxes rather than in the Equity section of the Balance Sheet. As part of the adoption, the Combined Statements of Cash Flows for the twelve months ended December 31, 2016 was retrospectively adjusted to present $2.4 million of excess tax benefits as an operating activity rather than a financing activity. As part of the adoption, the Company reclassified $2.4 million of excess tax benefits previously unrecognized on a modified retrospective basis through a cumulative-effect adjustment to increase Parent company investment as of January 1, 2017.

In March 2018, the FASB issued ASU No. 2018-05, “Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118,” which allowed the Company to record provisional amounts in earnings for the year ended December 30, 2017 due to the complexities involved in accounting for the enactment of the Tax Cuts and Jobs Act (the Act). The Company recognized the estimated income tax effects of the Act in its 2017 Combined Financial Statements in accordance with SEC Staff Accounting Bulletin No. 118 (SAB 118). The Company finalized the accounting for the Act in 2018. Refer to Note 13 for additional income tax disclosures.

Recently Issued Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract” (ASU 2018-15), which aligns the requirements for capitalizing implementation costs in a cloud-computing arrangement service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. In addition, the guidance also clarifies the presentation requirements for reporting such costs in the financial statements. ASU 2018-15 is effective for annual reporting periods beginning after December 15, 2019 with early adoption permitted. Upon adoption, the Company will apply the ASU on a prospective basis and does not expect it to have a material impact on its financial statements.

In February 2018, the FASB issued ASU 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” (ASU 2018-02), which allows companies to reclassify stranded tax effects in Accumulated other comprehensive income (loss) that have been caused by the Act of 2017 to Parent company investment for each period in which the effect of the change in the U.S. federal corporate income tax rate is recorded. ASU 2018-02 is effective for annual reporting periods beginning after December 15, 2018 with early adoption permitted. However, the FASB made the reclassification optional. As a result, the Company assessed the impact of the ASU on its financial statements and did not exercise the option to reclassify the stranded tax effects caused by the Act.

In February 2016, the FASB issued ASU 2016-02, “Leases” (ASC 842), which requires the lease rights and obligations arising from lease contracts, including existing and new arrangements, to be recognized as assets and liabilities on the balance sheet. The Company will adopt this standard using a modified-retrospective approach as of January 1, 2019. Under this approach, the Company expects to recognize and record a right-of-use (ROU) asset and related lease liability on the Combined Balance Sheet of $78.7 million with no impact to Parent company investment. The Company does not expect the adoption to have a material impact to its Combined Statements of Cash Flows or Combined Statements of Comprehensive Income.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. This guidance will be effective for the Company in the year ending December 31, 2020 with early adoption permitted. The Company is evaluating the impact that adopting this guidance will have on the Combined Financial Statements.

NOTE 4.	INVENTORIES

Depending on the business, U.S. inventories are stated at the lower of cost or market using the LIFO method or the lower of cost or market using the FIFO method. Non-U.S. inventories are primarily stated at the lower of cost or market using the FIFO method.

At December 31, the major classes of inventory were as follows:

In millions	2018	2017
Raw materials	$233.8	$236.8
Work-in-process	18.7	47.3
Finished goods	196.7	174.4
	449.2	458.5
LIFO reserve	(53.5)	(47.9)
Total	$395.7	$410.6

The Company performs periodic assessments to determine the existence of obsolete, slow-moving and non-saleable inventories and records necessary provisions to reduce such inventories to net realizable value. Reserve balances, primarily related to obsolete and slow-moving inventories, were $57.4 million at December 31, 2018 and 2017.

NOTE 5.	PROPERTY, PLANT AND EQUIPMENT

At December 31, the major classes of property, plant and equipment were as follows:

In millions	2018	2017
Land	$13.3	$14.5
Buildings	225.5	222.6
Machinery and equipment	659.1	613.9
Software	187.9	187.3
	1,085.8	1,038.3
Accumulated depreciation	(619.1)	(596.4)
Total	$466.7	$441.9

Depreciation expense for the years ended December 31, 2018, 2017 and 2016 was $62.7 million, $57.2 million and $56.7 million, which include amounts for software amortization of $6.0 million, $8.9 million and $9.5 million, respectively. For the years ended December 31, 2018, 2017 and 2016, the Company had accrued capital expenditures of $19.7 million, $13.9 million and $8.3 million, respectively, which are reflected as noncash transactions in the Combined Statements of Cash Flows.

A summary of long-lived assets by location for the years ended December 31 is as follows:

In millions	2018	2017
United States	$363.9	$354.9
Non-U.S.	279.4	295.9
Total	$643.3	$650.8
NOTE 6.	GOODWILL

The Company records as goodwill the excess of the purchase price over the fair value of the net assets acquired in a business combination. Measurement period adjustments may be recorded once a final valuation has been performed. Goodwill is tested and reviewed annually for impairment during the fourth quarter or whenever there is a significant change in events or circumstances that indicate that the fair value of the asset may be less than the carrying amount of the asset.

During 2018 and 2017, the Company acquired multiple businesses. During 2017, we acquired a telematics business which built upon our growing portfolio of connected assets. Other acquisitions expanded sales and service channels across the globe. Acquisitions are recorded using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. As a result, the aggregate purchase price has been allocated to the assets acquired and liabilities assumed based on the estimate of fair market value of such assets and liabilities at the date of acquisition. Any excess of the purchase price over the estimated fair value of net assets was recognized as goodwill.

The changes in the carrying amount of Goodwill are as follows:

In millions
Net balance as of December 31, 2016	$779.3
Acquisitions	60.5
Currency translation	30.8
Net balance as of December 31, 2017	$870.6
Acquisitions	1.8
Currency translation	(12.1)
Net balance as of December 31, 2018	$860.3

The Company performed its annual goodwill impairment test during the fourth quarter of each year presented and determined that the estimated fair value of each reporting unit exceeded their respective carrying value. As a result, no impairment charges were recorded during any years presented.

NOTE 7.	INTANGIBLE ASSETS

Indefinite-lived intangible assets are tested and reviewed annually for impairment during the fourth quarter or whenever there is a significant change in events or circumstances that indicate that the fair value of the asset may be less than the carrying amount of the asset. All other intangible assets with finite useful lives are being amortized on a straight-line basis over their estimated useful lives.

The following table sets forth the gross amount and related accumulated amortization of the Company’s intangible assets at December 31:

	2018			2017
In millions	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Completed technologies/patents	$36.2	$(14.6)	$21.6	$37.0	$(11.2)	$25.8
Customer relationships	178.0	(49.9)	128.1	184.1	(38.2)	145.9
Other	48.5	(21.6)	26.9	53.5	(16.3)	37.2
Total finite-lived intangible assets	$262.7	$(86.1)	$176.6	$274.6	$(65.7)	$208.9
Trademarks (indefinite-lived)	44.0	—	44.0	39.7	—	39.7
Total	$306.7	$(86.1)	$220.6	$314.3	$(65.7)	$248.6

Intangible asset amortization expense for 2018, 2017 and 2016 was $22.5 million, $19.3 million and $20.5 million, respectively. Future estimated amortization expense on existing intangible assets, as of December 31, 2018, in each of the next five years amounts to approximately $22.0 million for 2019 and $20.0 million for 2020-2023. The Company did not record any impairment charges in 2018, 2017, or 2016.

NOTE 8.	FAIR VALUE MEASUREMENTS

ASC 820, “Fair Value Measurement,” (ASC 820) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

•	Level 1: Observable inputs such as quoted prices in active markets;
•	Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
•	Level 3: Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

The carrying values of cash and cash equivalents, accounts receivable and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments.

NOTE 9.	PENSIONS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Certain Company employees participate in U.S. and international defined benefit and postretirement benefits other than pensions (OPEB) sponsored by IR (Shared Plans), which include participants of other IR operations. We account for our participation in the Shared Plans as a multiemployer benefit plan. The pension expenses associated with these plans were $14.6 million, $13.0 million and $16.5 million in 2018, 2017 and 2016, respectively. Additionally, the Company has non-U.S. defined benefit and defined contribution plans covering eligible non-U.S. employees. OPEB plans provide healthcare benefits, and in some instances, life insurance benefits for certain eligible employees.

Pension Plans

The noncontributory defined benefit pension plans covering non-U.S. employees generally provide benefits based on earnings and years of service. The Company also maintains additional other supplemental plans for key or highly compensated employees.

The following table details information regarding the Company’s non-US pension plans at December 31:

In millions	2018	2017
Change in benefit obligations:
Benefit obligation at beginning of year	$36.7	$32.4
Service cost	1.2	1.3
Interest cost	0.6	0.6
Actuarial (gains) losses	(0.5)	(0.6)
Benefits paid	(1.2)	(1.2)
Currency translation	(1.5)	4.3
Curtailments, settlements and special termination benefits	(0.5)	(0.2)
Other, including expenses paid	(0.7)	0.1
Benefit obligation at end of year	$34.1	$36.7
Change in plan assets:
Fair value at beginning of year	$2.7	$2.4
Actual return on assets	0.1	—
Company contributions	1.8	1.9
Benefits paid	(1.2)	(1.2)
Currency translation	(0.1)	0.2
Settlements	(0.5)	(0.6)
Other, including expenses paid	—	—
Fair value of assets end of year	$2.8	$2.7
Net unfunded liability	$(31.3)	$(34.0)
Amounts included in the balance sheet:
Other noncurrent assets	$0.2	$0.2
Accrued compensation and benefits	(1.1)	(1.3)
Postemployment and other benefit liabilities	(30.4)	(32.9)
Net amount recognized	$(31.3)	$(34.0)

It is the Company’s objective to contribute to the pension plans to ensure adequate funds, and no less than required by law, are available in the plans to make benefit payments to plan participants and beneficiaries when required. However, certain plans are not or cannot be funded due to either legal, accounting, or tax requirements in certain jurisdictions. As of December 31, 2018, approximately 90% of the Company’s projected benefit obligation relates to plans that are not or cannot be funded.

The pretax net actuarial gains (losses) recognized in Accumulated other comprehensive income (loss) are as follows:

In millions	Total
December 31, 2017	$(7.5)
Current year changes recorded to AOCI	0.5
Amortization reclassified to earnings	0.5
Settlements/curtailments reclassified to earnings	(0.3)
Currency translation and other	0.2
December 31, 2018	$(6.6)

Weighted-average assumptions used to determine the benefit obligation at December 31 are as follows:

	2018	2017
Discount rate	1.75%	1.75%
Rate of compensation increase	2.75%	2.75%

The accumulated benefit obligation for non-US defined benefit pension plans was $31.3 million and $32.2 million at December 31, 2018 and 2017, respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations more than plan assets were $31.7 million, $29.6 million and $0.3 million, respectively, as of December 31, 2018, and $34.3 million, $30.6 million and $0.3 million, respectively, as of December 31, 2017.

Pension benefit payments are expected to be paid as follows:

In millions
2019	$1.2
2020	1.0
2021	1.3
2022	1.4
2023	1.4
2024 — 2028	8.1

The components of the Company’s net periodic pension benefit costs for the years ended December 31 include the following:

In millions	2018	2017	2016
Service cost	$1.2	$1.3	$1.2
Interest cost	0.6	0.6	0.7
Expected return on plan assets	(0.1)	(0.1)	—
Net amortization of plan net actuarial (gains) losses	0.6	0.6	0.6
Net periodic pension benefit cost	2.3	2.4	2.5
Net curtailment, settlement, and special termination benefits (gains) losses	(0.3)	—	—
Net periodic pension benefit cost after net curtailment and settlement (gains) losses	$2.0	$2.4	$2.5

Net periodic pension benefit cost for 2019 is projected to be approximately $1.7 million. The amounts expected to be recognized in net periodic pension benefit cost during 2019 for plan net actuarial losses are approximately $0.3 million.

Weighted-average assumptions used to determine net periodic pension cost for the years ended December 31 are as follows:

	2018	2017	2016
Discount rate:	1.75%	2.00%	2.00%
Rate of compensation increase	2.75%	2.75%	3.00%
Expected return on plan assets	2.50%	2.50%	2.50%

The expected long-term rate of return on plan assets reflects the average rate of returns expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. The expected long-term rate of return on plan assets is based on what is expected to be achievable given the plan’s investment policy, the types of assets held and target asset allocations. The expected long-term rate of return is determined as of the measurement date. The Company reviews each plan and its historical returns and target asset allocations to determine the appropriate expected long-term rate of return on plan assets to be used.

The Company’s objective in managing its defined benefit plan assets is to ensure that all present and future benefit obligations are met as they come due. It seeks to achieve this goal while trying to mitigate volatility in plan funded status, contribution, and expense by better matching the characteristics of the plan assets to that of the plan liabilities. The Company utilizes a dynamic approach to asset allocation whereby a plan’s allocation to fixed income assets increases as the plan’s funded status improves. The Company monitors plan funded status and asset allocation regularly in addition to investment manager performance.

All of the Company’s pension plan assets are invested in level 3 fair value measurements primarily consisting of insurance contracts. The fair values of the Company’s pension plan assets at December 31, 2018 and December 31, 2017 were $2.8 million and $2.7 million, respectively. There have been no significant transfers between levels of the fair value hierarchy.

The Company made required and discretionary contributions to its pension plans of $1.8 million in 2018, $1.9 million in 2017, and $1.4 million in 2016 and currently projects that it will contribute approximately $1 million to its plans worldwide in 2019. The Company’s policy allows it to fund an amount, which could be in excess of or less than the pension cost expensed, subject to the limitations imposed by current tax regulations. However, the Company anticipates funding the plans in 2019 in accordance with contributions required by funding regulations or the laws of each jurisdiction.

Most of the Company’s U.S. employees are covered by defined contribution plans. Employer contributions are determined based on criteria specific to the individual plans and amounted to approximately $23.0 million, $20.0 million, and $18.5 million in 2018, 2017 and 2016, respectively. The Company’s contributions relating to non-U.S. defined contributions and other non-U.S. benefit plans were $19.4 million, $16.9 million and $15.1 million in 2018, 2017 and 2016, respectively.

Postretirement Benefits Other Than Pensions

Certain Company employees participate in various OPEB plans sponsored by IR covering U.S. and non-U.S. employees. These plans are unfunded and have no plan assets, but are instead funded by the Company on a pay-as-you-go basis in the form of direct benefit payments. Generally, postretirement health benefits are contributory with contributions adjusted annually. Life insurance plans for retirees are primarily noncontributory. The Company recognized expense of $0.4 million, $0.5 million and $0.5 million in 2018, 2017 and 2016, respectively, for these plans.

NOTE 10.	REVENUE

The Company recognizes revenue when control of a good or service promised in a contract (i.e., performance obligation) is transferred to a customer. Control is obtained when a customer has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. A majority of the Company’s revenues are recognized at a point-in-time as control is transferred at a distinct point in time per the terms of a contract. However, a portion of the Company’s revenues are recognized over time as the customer simultaneously receives control as the Company performs work under a contract.

Performance Obligations

A performance obligation is a distinct good, service or a bundle of goods and services promised in a contract. The Company identifies performance obligations at the inception of a contract and allocates the transaction price to individual performance obligations to faithfully depict the Company’s performance in transferring control of the promised goods or services to the customer.

The following are the primary performance obligations identified by the Company:

Equipment and parts. The Company principally generates revenue from the sale of equipment and parts to customers and recognizes revenue at a point in time when control transfers to the customer. Transfer of control is generally determined based on the shipping terms of the contract. However, certain transactions within Industrial include contracts to design, deliver and build highly engineered or customized equipment which have no alternative use for the Company in the event the customer cancels the contract. In addition, the Company has the right to payment for performance completed to date. As a result, revenues related to these contracts are recognized over time with progress towards completion measured using an input method as the basis to recognize revenue and an estimated profit. To-date efforts for work performed corresponds with and faithfully depicts transfer of control to the customer.

Services and Maintenance. The Company provides various levels of preventative and/or repair and maintenance type service agreements for its customers. The typical length of a contract is 12 months but can be as long as 60 months. Revenues associated with these performance obligations are primarily recognized over time on a straight-line basis over the life of the contract as the customer simultaneously receives and consumes the benefit provided by the Company. However, if historical evidence indicates that the cost of providing these services on a straight-line basis is not appropriate, revenue is recognized over the contract period in proportion to the costs expected to be incurred while performing the service. Certain repair services do not meet the definition of over time revenue recognition as the Company does not transfer control to the customer until the service is completed. As a result, revenue related to these services is recognized at a point in time.

The transaction price allocated to performance obligations reflects the Company’s expectations about the consideration it will be entitled to receive from a customer. To determine the transaction price, variable and noncash consideration are assessed as well as whether a significant financing component exists. The Company’s contracts with customers, dealers and distributors include several forms of sales incentive programs (variable consideration) which are estimated and included in the transaction price. They include, but are not limited to, discounts, coupons, and rebates where the customer does not have to provide any additional requirements to receive the discount. The Company records an accrual (contra receivable) and a sales deduction for its best estimate determined using the expected value method. In addition, sales returns and customer disputes involving a question of quantity or price are also accounted for as variable consideration. All other incentives or incentive programs where the customer is required to reach a certain sales level, remain a customer for a certain period of time, provide a rebate form or is subject to additional requirements are accounted for as a reduction of revenue and establishment of a liability for its best estimate determined using the expected value method. The Company considers historical data in determining its best estimates of variable consideration. These estimates are reviewed regularly for appropriateness, considering also whether the estimates should be constrained in order to avoid a significant reversal of revenue recognition in a future period. If updated information or actual amounts are different from previous estimates of variable consideration, the revisions are included in the results for the period in which they become known through a cumulative effect adjustment to revenue.

The Company enters into sales arrangements that contain multiple goods and services, such as equipment and installation. For these arrangements, each good or service is evaluated to determine whether it represents a distinct performance obligation. The total transaction price is then allocated to the distinct performance obligations based on their relative standalone selling price at the inception of the arrangement. If available, the Company utilizes observable prices for goods or services sold separately to similar customers in similar circumstances to determine its relative standalone selling price. Otherwise, list prices are used if they are determined to be representative of standalone selling prices. If neither of these items are available at contract inception, judgment may be required and the Company will estimate standalone selling price based on its best estimate. The Company recognizes revenue for delivered goods or services when the delivered good or service is distinct, control of the good or service has transferred to the customer, and only customary refund or return rights related to the goods or services exist. The Company excludes from revenues taxes it collects from a customer that are assessed by a government authority.

Disaggregated Revenue

A summary of Net revenues by destination for the years ended December 31 is as follows:

In millions	2018	2017	2016
United States	$1,809.2	$1,683.2	$1,620.6
Non-U.S.	1,576.9	1,402.6	1,397.7
Total	$3,386.1	$3,085.8	$3,018.3

A summary of Net revenues by major type of good or service for the years ended December 31 is as follows:

In millions	2018	2017	2016
Equipment	$2,023.3	$1,830.1	$1,858.8
Services and parts	1,362.8	1,255.7	1,159.5
Total	$3,386.1	$3,085.8	$3,018.3

Revenue from goods and services transferred to customers at a point in time accounted for approximately 91% of the Company’s revenue for the year ended December 31, 2018.

Contract Balances

The opening and closing balances of contract assets and contract liabilities arising from contracts with customers for the year ended December 31, 2018 and December 31, 2017 were as follows:

In millions	2018	2017
Contract assets	$17.4	$—
Contract liabilities	96.1	96.7

The timing of revenue recognition, billings and cash collections results in accounts receivable, contract assets, and customer advances and deposits (contract liabilities) on the Combined Balance Sheet. In general, the Company receives payments from customers based on a billing schedule established in its contracts. Contract assets relate to the conditional right to consideration for any completed performance under the contract when costs are incurred in excess of billings under the percentage-of-completion methodology. Accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities relate to payments received in advance of performance under the contract or when the Company has a right to consideration that is unconditional before it transfers a good or service to the customer. Contract liabilities are recognized as revenue as (or when) the Company performs under the contract. During the year ended December 31, 2018, changes in contract asset and liability balances were not materially impacted by any other factors.

During the year ended December 31, 2018, approximately 53.0% of the contract liability balance at the beginning of the period was recognized as revenue. Additionally, approximately 4.2% of the contract liability balance at December 31, 2018 was classified as noncurrent and not expected to be recognized as revenue in the next 12 months.

ASC 606 adoption impact

Under ASC 606, the majority of the Company’s revenue continues to be recognized on a similar basis as previous accounting standards. However, certain highly engineered products sold to customers for which revenue was previously recognized at a point in time meet the criteria of a performance obligation satisfied over time. These contracts consist of equipment that is highly engineered or customized to meet the customer’s requirements. In the event the customer cancels the contract, the Company will have no alternative use for the equipment as well as the right to payment for performance completed to date. This change results in accelerated recognition of revenue and increases the balance of contract assets compared to the previous revenue recognition standard.

The Company adopted ASC 606 on January 1, 2018 using the modified retrospective approach with a cumulative effect adjustment to increase Parent company investment by $2.4 million. As a result, the Company applied ASC 606 only to contracts that were not completed as of January 1, 2018. Comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods presented. The Company elected to reflect the aggregate effect of all contract modifications that occurred before the beginning of the earliest period presented in determining the transaction price, identifying the satisfied and unsatisfied performance obligations and allocating the transaction price to the satisfied and unsatisfied performance obligations for the modified contract at transition. The effects of this relief are immaterial.

The following table summarizes the impact of adopting ASC 606 on the Company’s Combined Statements of Comprehensive Income:

	Year Ended December 31, 2018
In millions	As Reported	Balances Without Adoption of ASC 606	Effect of Change Higher/(Lower)
Net revenues	$3,386.1	$3,368.9	$17.2
Cost of goods sold	(2,324.7)	(2,308.8)	15.9
Selling and administrative expenses	(698.8)	(698.8)	—
Operating income	362.6	361.3	1.3
Other income/(expense), net	(3.2)	(3.2)	—
Earnings before income taxes	359.4	358.1	1.3
Provision for income taxes	(83.1)	(82.8)	0.3
Earnings from continuing operations	$276.3	$275.3	$1.0

The following table summarizes the impact of adopting ASC 606 on the Company’s Balance Sheet:

	December 31, 2018
In millions	As Reported	Balances Without Adoption of ASC 606	Effect of Change Higher/(Lower)
Assets
Accounts and notes receivable, net	$581.8	$583.8	$(2.0)
Inventories, net	395.7	411.6	(15.9)
Other current assets	48.7	31.3	17.4
Other noncurrent assets	59.0	59.0	—

Liabilities
Accrued expenses and other current liabilities	$260.0	$261.5	$(1.5)
Deferred and noncurrent income taxes	27.4	27.4	—
Other noncurrent liabilities	32.2	32.2	—

Equity
Parent company investment	$2,162.8	$2,161.8	$1.0
NOTE 11.	SHARE-BASED COMPENSATION

The Company’s employees have historically participated in the Parent’s stock-based compensation plans. The following disclosures of stock-based compensation expense recognized by the Company are based on the awards and terms previously granted to the Company’s employees. Accordingly, the amounts presented are not necessarily indicative of future awards and do not necessarily reflect the results that the Company would have experienced as an independent company for the periods presented.

The Company accounts for stock-based compensation plans in accordance with ASC 718, “Compensation - Stock Compensation” (ASC 718), which requires a fair-value based method for measuring the value of stock-based compensation. Fair value is measured once at the date of grant and is not adjusted for subsequent changes. The Parent’s share-based compensation plans include programs for stock options, restricted stock units (RSUs), performance share units (PSUs), and deferred compensation.

Compensation Expense

Share-based compensation expense is included in Selling and administrative expenses. The following table summarizes the expenses recognized:

In millions	2018	2017	2016
Share-based compensation expense	$9.9	$9.4	$9.9
Tax benefit	(2.4)	(3.6)	(3.8)
After-tax expense	$7.5	$5.8	$6.1

Stock Options / RSUs

Eligible participants may receive (i) stock options, (ii) RSUs or (iii) a combination of both stock options and RSUs. The fair value of each of IR’s stock option and RSU awards is expensed on a straight-line basis over the required service period, which is generally the 3-year vesting period. However, for stock options and RSUs granted to retirement eligible employees, the Company recognizes expense for the fair value at the grant date.

The average fair value of the stock options granted is determined using the Black Scholes option pricing model. The following assumptions were used during the year ended December 31:

	2018	2017	2016
Dividend yield	2.00%	2.00%	2.55%
Volatility	21.64%	22.46%	28.60%
Risk-free rate of return	2.48%	1.80%	1.12%
Expected life in years	4.8	4.8	4.8

A description of the significant assumptions used to estimate the fair value of the stock option awards is as follows:

•	Volatility - The expected volatility is based on a weighted average of IR’s implied volatility and the most recent historical volatility of IR’s stock commensurate with the expected life.
•	Risk-free rate of return - IR applies a yield curve of continuous risk-free rates based upon the published US Treasury spot rates on the grant date.
•	Expected life - The expected life of IR’s stock option awards represents the weighted-average of the actual period since the grant date for all exercised or canceled options and an expected period for all outstanding options.
•	Dividend yield - IR determines the dividend yield based upon the expected quarterly dividend payments as of the grant date and the current fair market value of IR’s stock.
•	Forfeiture Rate - IR analyzes historical data of forfeited options to develop a reasonable expectation of the number of options to forfeit prior to vesting per year. This expected forfeiture rate is applied to the Company’s ongoing compensation expense; however, all expense is adjusted to reflect actual vestings and forfeitures.

Changes in options outstanding under the plans for the years 2018, 2017 and 2016 are as follows:

	Shares subject to option	Weighted- average exercise price	Aggregate intrinsic value (millions)	Weighted- average remaining life (years)
December 31, 2015	843,453	$45.18
Granted	256,865	50.00
Exercised	(208,580)	34.27
Cancelled	—	—
December 31, 2016	891,738	49.12
Granted	221,018	80.36
Exercised	(207,656)	43.20
Cancelled	(93,227)	59.10
December 31, 2017	811,873	58.10
Granted	190,559	90.07
Exercised	(204,863)	46.21
Cancelled	(20,454)	73.77
Outstanding December 31, 2018	777,115	$68.70	$20.3	7.0
Exercisable December 31, 2018	377,115	$57.86	$15.0	5.7

The following table summarizes information concerning currently outstanding and exercisable options:

	Options outstanding			Options exercisable
Range of exercise price	Number outstanding at December 31, 2018	Weighted- average remaining life (years)	Weighted- average exercise price	Number outstanding at December 31, 2018	Weighted- average remaining life (years)	Weighted- average exercise price
$10.01 — $20.00	3,546	0.1	$13.49	3,546	0.1	$13.49
20.01 — 30.00	6,738	1.1	25.22	6,738	1.1	25.22
30.01 — 40.00	26,716	2.7	34.68	26,716	2.7	34.68
40.01 — 50.00	211,757	6.4	48.70	133,343	6.1	47.92
50.01 — 60.00	58,004	5.0	59.83	58,004	5.0	59.83
60.01 — 70.00	94,270	5.9	67.06	94,270	5.9	67.06
70.01 — 80.00	6,378	8.0	75.67	—	—	—
80.01 — 90.00	184,637	7.8	80.55	53,633	7.6	80.60
90.01 — 100.00	185,069	9.0	90.07	865	2.6	90.07
$13.49 — $101.21	777,115	7.0	$68.70	377,115	5.7	$57.86

At December 31, 2018, there was $2.2 million of total unrecognized compensation cost from stock option arrangements granted under the plan, which is primarily related to unvested shares of non-retirement eligible employees. The aggregate intrinsic value of options exercised during the year ended December 31, 2018 and 2017 was $11.2 million and $9.4 million, respectively. Generally, stock options expire ten years from their date of grant.

The following table summarizes RSU activity for the years 2018, 2017 and 2016:

	RSUs	Weighted- average grant date fair value
Outstanding and unvested at December 31, 2015	120,118	$57.70
Granted	68,060	50.68
Vested	(61,223)	50.75
Cancelled	—	—
Outstanding and unvested at December 31, 2016	126,955	$57.15
Granted	67,448	79.33
Vested	(46,010)	57.91
Cancelled	(3,027)	66.85
Outstanding and unvested at December 31, 2017	145,366	$65.67
Granted	41,415	89.83
Vested	(62,377)	63.94
Cancelled	(4,212)	71.57
Outstanding and unvested at December 31, 2018	120,192	$75.78

At December 31, 2018, there was $3.0 million of total unrecognized compensation cost from RSU arrangements granted under the plan, which is related to unvested shares of non-retirement eligible employees.

Performance Shares

The Parent has a Performance Share Program (PSP) for key employees. The program provides awards in the form of PSUs based on performance against pre-established objectives. The annual target award level is expressed as a number of IR’s ordinary shares based on the fair market value of IR’s stock on the date of grant. All PSUs are settled in the form of ordinary shares.

Beginning with the 2018 grant year, PSU awards are earned based 50% upon a performance condition, measured by relative Cash Flow Return on Invested Capital (CROIC) growth to the industrial group of companies in the S&P 500 Index over a 3-year performance period, and 50% upon a market condition, measured by the Parent’s relative total shareholder return (TSR) as compared to the TSR of the industrial group of companies in the S&P 500 Index over a 3-year performance period. The fair value of the market condition is estimated using a Monte Carlo Simulation approach in a risk-neutral framework based upon historical volatility, risk-free rates and correlation matrix. Awards granted prior to 2018 were earned based 50% upon a performance condition, measured by relative earnings-per-share (EPS) growth to the industrial group of companies in the S&P 500 Index over a 3-year performance period, and 50% upon a market condition measured by IR’s relative TSR as compared to the TSR of the industrial group of companies in the S&P Index over a 3-year performance period.

The following table summarizes PSU activity for the maximum number of shares that may be issued for the years 2018, 2017 and 2016:

	PSUs	Weighted- average grant date fair value
Outstanding and unvested at December 31, 2015	97,428	$67.73
Granted	35,510	53.57
Vested	(34,165)	58.62
Forfeited	(9,357)	68.13
Outstanding and unvested at December 31, 2016	89,416	$65.54
Granted	23,275	93.26
Vested	(22,759)	65.30
Forfeited	(5,339)	74.18

	PSUs	Weighted- average grant date fair value
Outstanding and unvested at December 31, 2017	84,593	$72.69
Granted	30,591	101.20
Vested	(19,808)	76.38
Forfeited	(6,000)	93.42
Outstanding and unvested at December 31, 2018	89,376	$80.21

At December 31, 2018, there was $1.1 million of total unrecognized compensation cost from PSU arrangements based on current performance, which is related to unvested shares. This compensation will be recognized over the required service period, which is generally the three-year vesting period.

Deferred Compensation

The Parent allows certain key employees of the Company to defer a portion of their eligible compensation into a number of investment choices, including its ordinary share equivalents. Any amounts invested in ordinary share equivalents will be settled in ordinary shares of the Parent at the time of distribution.

NOTE 12.	RESTRUCTURING ACTIVITIES

The Company incurs costs associated with restructuring initiatives intended to result in improved operating performance, profitability and working capital levels. Actions associated with these initiatives include workforce reduction, improving manufacturing productivity, realignment of management structures and rationalizing certain assets. Restructuring charges recorded during the years ended December 31 were as follows:

In millions	2018	2017	2016
Cost of goods sold	$47.1	$10.1	$8.7
Selling and administrative expenses	2.8	4.4	11.8
Total	$49.9	$14.5	$20.5

The changes in the restructuring reserve were as follows:

In millions
December 31, 2016	$4.3
Additions, net of reversals	14.5
Cash paid/Other	(12.7)
December 31, 2017	6.1
Additions, net of reversals(1)	46.1
Cash paid/Other	(22.3)
December 31, 2018	$29.9
(1)	Excludes the non-cash costs of asset rationalizations ($3.8 million).

Current restructuring actions include general workforce reductions as well as the closure and consolidation of certain manufacturing facilities in an effort to improve the Company’s cost structure. Amounts recognized primarily relate to severance and exit costs. However, the Company does include costs that are directly attributable to the restructuring activity but do not fall into the severance, exit or disposal categories. During the year ended December 31, 2018, costs associated with announced restructuring actions primarily included the plan to close a Non-U.S. manufacturing facility and relocate production to other U.S. and Non-U.S. facilities.

As of December 31, 2018, the Company had $29.9 million accrued for costs associated with its ongoing restructuring actions, of which a majority is expected to be paid within one year. These actions primarily relate to workforce reduction benefits.

NOTE 13.	INCOME TAXES

The Company’s operations are subject to U.S. federal, state and local and foreign income taxes. In preparing its Combined Financial Statements and to the extent the Company has historically been included in the Ingersoll Rand income tax returns, the Company has determined the tax provision for those operations on a separate return basis.

Tax Cuts and Jobs Act

In December 2017, the U.S. enacted tax legislation commonly known as the Tax Cuts and Jobs Act (the “Act”) which makes widespread changes to the Internal Revenue Code. The Act, among other things, reduced the U.S. federal corporate tax rate from 35% to 21%, requires companies to pay a transition tax on earnings of certain foreign subsidiaries that were previously not subject to U.S. tax and creates new income taxes on certain foreign sourced earnings.

The SEC issued Staff Accounting Bulletin No. 118 (SAB 118) which provides guidance on accounting for the tax effects of the Act and allows for adjustments to provisional amounts during a measurement period of up to one year. In accordance with SAB 118, the Company has made reasonable estimates related to (1) the remeasurement of U.S. deferred tax balances for the reduction in the tax rate (2) the liability for the transition tax and (3) the taxes accrued relating to the change in permanent reinvestment assertion for unremitted earnings of certain foreign subsidiaries. As a result, the Company recognized a net provisional income tax expense of $24.6 million associated with these items in 2017.

The components of the provisional amounts recognized as part of the Act is as follows:

In millions	2017
Remeasurement of deferred tax balances	$(6.0)
Transition tax	2.9
Change in permanent reinvestment assertion	27.7
Income tax expense, net	$24.6

During 2018, the Company performed additional analysis and assessed regulatory guidance that was issued to determine the impact on the provisional estimates recognized in 2017 and determined that no measurement period adjustments were required.

Current and deferred provision for income taxes

Earnings before income taxes for the years ended December 31 were taxed within the following jurisdictions:

In millions	2018	2017	2016
United States	$206.7	$154.7	$117.3
Non-U.S.	152.7	158.6	169.0
Total	$359.4	$313.3	$286.3

The components of the Provision for income taxes for the years ended December 31 were as follows:

In millions	2018	2017	2016
Current tax expense (benefit):
United States	$43.2	$51.5	$25.3
Non-U.S.	71.8	49.0	53.8
Total:	115.0	100.5	79.1
Deferred tax expense (benefit):
United States	(9.7)	3.6	13.6
Non-U.S.	(22.2)	15.1	(12.8)
Total:	(31.9)	18.7	0.8
Total tax expense (benefit):
United States	33.5	55.1	38.9
Non-U.S.	49.6	64.1	41.0
Total	$83.1	$119.2	$79.9

The Provision for income taxes differs from the amount of income taxes determined by applying the applicable U.S. statutory income tax rate to pretax income, as a result of the following differences:

	Percent of pretax income
	2018	2017	2016
Statutory U.S. rate	21.0%	35.0%	35.0%
Increase (decrease) in rates resulting from:
Non-U.S. tax rate differential	2.8	(3.1)	(7.2)
State and local income taxes	1.8	1.3	1.2
Change in permanent reinvestment assertion(a), (b)	—	6.7	(1.1)
Transition tax(a), (b)	—	0.9	—
Remeasurement of deferred tax balances(b)	—	(1.9)	—
Stock based compensation	(0.5)	(0.8)	—
Foreign derived intangible income	(1.9)	—	—
Other adjustments	(0.1)	(0.1)	—
Effective tax rate	23.1%	38.0%	27.9%
(a)	Net of foreign tax credits
(b)	2017 includes amounts related to the Act

In 2017, tax incentives in the form of tax holidays were granted to the Company in Singapore to encourage industrial development. The tax holidays expire in 2027 and are conditional on the Company meeting certain employment and investment thresholds. The benefits for these tax holidays for the years ended December 31, 2018 and 2017 were $4.3 million, and $1.3 million, respectively.

Deferred tax assets and liabilities

A summary of the deferred tax accounts at December 31 are as follows:

In millions	2018	2017
Deferred tax assets:
Fixed assets and intangibles	$36.7	$19.1
Other reserves and accruals	43.2	34.4
Net operating losses and credit carryforwards	22.3	23.5
Other	4.3	2.3
Gross deferred tax assets	106.5	79.3
Less: deferred tax valuation allowances	(21.6)	(23.2)
Deferred tax assets net of valuation allowances	$84.9	$56.1
Deferred tax liabilities:
Fixed assets and intangibles	$(40.9)	$(37.8)
Other reserves and accruals	(0.5)	(0.5)
Undistributed earnings of foreign subsidiaries	(16.1)	(38.2)
Other	(0.5)	(3.2)
Gross deferred tax liabilities	(58.0)	(79.7)
Net deferred tax assets (liabilities)	$26.9	$(23.6)

At December 31, 2018, no deferred taxes have been provided for earnings of certain of the Company’s subsidiaries, since these earnings have been, and under current plans will continue to be permanently reinvested in these subsidiaries. These earnings amount to approximately $930 million which if distributed would result in additional taxes, which may be payable upon distribution, of approximately $70 million.

On a separate return basis at December 31, 2018, the Company had U.S. foreign tax credit carryforwards of $0.6 million which expire in 2028 and net operating loss carryforwards of $128 million, primarily related to losses incurred in the United Kingdom, which can be carried forward indefinitely.

Activity associated with the Company’s valuation allowance, primarily related to net operating losses in the United Kingdom, is as follows:

In millions	2018	2017	2016
Beginning balance	$23.2	$20.8	$27.9
Increase to valuation allowance	0.1	—	—
Decrease to valuation allowance	(0.4)	—	(2.5)
Acquisition and purchase accounting	—	0.3	—
Accumulated other comprehensive income (loss)	(1.3)	2.1	(4.6)
Ending balance	$21.6	$23.2	$20.8

Unrecognized tax benefits

The Company has total unrecognized tax benefits of $18.2 million and $19.4 million as of December 31, 2018, and December 31, 2017, respectively. The amount of unrecognized tax benefits that, if recognized, would affect the continuing operations effective tax rate are $18.2 million as of December 31, 2018. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

In millions	2018	2017	2016
Beginning balance	$19.4	$17.6	$39.6
Additions based on tax positions related to the current year	2.6	4.0	2.5
Additions based on tax positions related to prior years	2.5	1.9	4.4
Reductions based on tax positions related to prior years	(4.1)	(2.3)	(4.5)
Reductions related to settlements with tax authorities	(1.5)	(2.5)	(22.4)
Reductions related to lapses of statute of limitations	(0.2)	(0.4)	(1.6)
Translation (gain) loss	(0.5)	1.1	(0.4)
Ending balance	$18.2	$19.4	$17.6

The Company records interest and penalties associated with the uncertain tax positions within its Provision for income taxes. The Company had reserves associated with interest and penalties, net of tax, of $0.7 million and $0.4 million at December 31, 2018 and December 31, 2017, respectively. For the year ended December 31, 2018 and December 31, 2017, the Company recognized a $0.1 million tax benefit and a $0.3 million tax expense, respectively, in interest and penalties, net of tax in net earnings related to these uncertain tax positions.

The total amount of unrecognized tax benefits relating to the Company’s tax positions is subject to change based on future events including, but not limited to, the settlements of ongoing audits and/or the expiration of applicable statutes of limitations. Although the outcomes and timing of such events are highly uncertain, it is reasonably possible that the balance of gross unrecognized tax benefits, excluding interest and penalties, could potentially be reduced by up to approximately $2.7 million during the next 12 months.

The provision for income taxes involves a significant amount of management judgment regarding interpretation of relevant facts and laws in the jurisdictions in which the Company operates. Future changes in applicable laws, projected levels of taxable income and tax planning could change the effective tax rate and tax balances recorded by the Company. In addition, tax authorities periodically review income tax returns filed by the Company and can raise issues regarding its filing positions, timing and amount of income or deductions, and the allocation of income among the jurisdictions in which the Company operates. A significant period of time may elapse between the filing of an income tax return and the ultimate resolution of an issue raised by a revenue authority with respect to that return. In the normal course of business the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Ireland, Italy, the United Kingdom and the United States. These examinations on their own, or any subsequent litigation related to the examinations, may result in additional taxes or penalties against the Company. If the ultimate result of these audits differ from original or adjusted estimates, they could have a material impact on the Company’s tax provision. In general, the examination of the Company’s material tax returns are complete or effectively settled for the years prior to 2008, with certain matters prior to 2008 being resolved through appeals and litigation and also unilateral procedures as provided for under double tax treaties.

NOTE 14.	COMMITMENTS AND CONTINGENCIES

The Company is involved in various litigations, claims and administrative proceedings, including those related to product liability matters. In accordance with ASC 450, “Contingencies” (ASC 450), the Company records accruals for loss contingencies when it is both probable that a liability will be incurred and the amount of the loss can be reasonably estimated. Amounts recorded for identified contingent liabilities are estimates, which are reviewed periodically and adjusted to reflect additional information when it becomes available. Subject to the uncertainties inherent in estimating future costs for contingent liabilities, except as expressly set forth in this note, management believes that any liability which may result from these legal matters would not have a material adverse effect on the financial condition, results of operations, liquidity or cash flows of the Company.

Warranty Liability

Standard product warranty accruals are recorded at the time of sale and are estimated based upon product warranty terms and historical experience. The Company assesses the adequacy of its liabilities and will make adjustments as necessary based on known or anticipated warranty claims, or as new information becomes available.

The changes in the standard product warranty liability for the year ended December 31, were as follows:

In millions	2018	2017
Balance at beginning of period	$33.8	$34.1
Reductions for payments	(8.8)	(10.0)
Accruals for warranties issued during the current period	8.3	8.1
Changes to accruals related to preexisting warranties	0.6	0.1
Translation	(0.6)	1.5
Balance at end of period	$33.3	$33.8

Standard product warranty liabilities are classified as Accrued expenses and other current liabilities, or Other noncurrent liabilities based on their expected term. The Company’s total current standard product warranty reserve at December 31, 2018 and December 31, 2017 was $33.1 million and $33.6 million, respectively.

Purchase Obligations

The Company has entered into purchase commitments for inventory. These agreements required total payments of $309.6 million in 2018. Future payments under these agreements are $274.9 million in 2019. There are no future payments for 2020 and thereafter.

Other Commitments and Contingencies

Certain office and warehouse facilities, transportation vehicles and data processing equipment are leased by the Company. Total rental expense was $34.0 million in 2018, $32.6 million in 2017 and $35.1 million in 2016. Minimum lease payments required under non-cancelable operating leases with terms in excess of one year for the next five years amounts to approximately: $28.7 million in 2019, $23.4 million in 2020, $17.2 million in 2021, $12.2 million in 2022, and $9.7 million in 2023.

Refer to Note 13 for a discussion of income tax-related contingencies.

NOTE 15.	RELATED PARTY TRANSACTIONS AND EQUITY

The Combined Financial Statements have been prepared on a standalone basis and are derived from the Consolidated Financial Statements and accounting records of IR. The following discussion summarizes activity between the Company and IR (and its affiliates that are not part of the planned spin-off transaction).

Related Party Sales

During the years ended 2018, 2017 and 2016, the Company entered into sales transactions with certain other subsidiaries of the Parent. The following table sets forth the impact on net earnings from these related parties included in the Combined Statements of Comprehensive Income:

In millions	2018	2017	2016
Net revenue	$61.7	$55.6	$54.4
Cost of goods sold	(55.5)	(48.9)	(49.0)
Net earnings	$6.2	$6.7	$5.4

Allocation of General Corporate Expenses

The Combined Statements of Comprehensive Income include expenses for certain centralized functions and other programs provided and administered by IR, as described in Note 1. The costs of these services have been allocated to the Company and are included in the Combined Statements of Comprehensive Income, as follows:

In millions	2018	2017	2016
Cost of goods sold	$46.0	$46.3	$52.2
Selling and administrative expenses	158.0	162.9	164.3
Total corporate allocations	$204.0	$209.2	$216.5

Parent company investment

The net transfers to the Parent are included within Parent company investment on the Combined Statements of Equity. The components of the transfers to Parent during the years ended 2018, 2017, and 2016 were as follows:

In millions	2018	2017	2016
Cash pooling and general financing activities	$(693.4)	$(487.6)	$(574.0)
Corporate allocations	204.0	209.2	216.5
Stock compensation expense	9.9	9.4	9.9
Pension expense	14.6	13.0	16.5
Income taxes	135.2	102.0	108.4
Total net transfers to Parent	$(329.7)	$(154.0)	$(222.7)

Other Comprehensive Income (Loss)

The changes in Accumulated other comprehensive income (loss) are as follows:

In millions	Pension, OPEB, and Other Items	Foreign Currency Translation	Total
December 31, 2016	$(6.3)	$(271.3)	$(277.6)
Other comprehensive income (loss)	(0.3)	96.7	96.4
December 31, 2017	$(6.6)	$(174.6)	$(181.2)
Other comprehensive income (loss)	1.8	(44.7)	(42.9)
December 31, 2018	$(4.8)	$(219.3)	$(224.1)

NOTE 16.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events after the balance sheet date of December 31, 2018 through the Combined Financial Statements issuance date of October 25, 2019.

On February 6, 2019, our Parent entered into a final, binding and irrevocable offer letter with Silver II GP Holdings S.C.A., an affiliate of BC Partners Advisors L.P. and The Carlyle Group (the Seller) pursuant to which the Parent made a binding offer to acquire the precision flow systems management business (PFS) for approximately $1.46 billion in cash, which the transaction was completed on May 15, 2019. PFS is a manufacturer of precision flow control equipment including electric diaphragm pumps and controls that serve the global water, oil and gas, agriculture, industrial and specialty market segments, and will be integrated into the Company’s operations included in the spinoff.

In the first quarter of 2019, the Company announced a restructuring action to close a US manufacturing facility and relocate production to other US and non-US facilities. This action is expected to be completed by the end of 2019.

Report of Independent Auditors

To the Board of Directors of Ingersoll-Rand plc

We have audited the accompanying combined financial statements of the Precision Flow Systems business of Silver II GP Holdings S.C.A., which comprise the combined balance sheets as of December 31, 2018 and 2017,and the related combined statements of operations and comprehensive loss, of changes in equity and of cash flows for the years then ended.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Precision Flow Systems business of Silver II GP Holdings S.C.A., as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
October 2, 2019

(A carve-out business of Silver II GP Holdings S.C.A.)

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(In thousands of dollars)	2018	2017
Net Sales	$384,416	$336,397
Cost of sales	222,755	205,737
Gross margin	161,661	130,660
Selling, general and administrative expenses	118,422	108,641
Research and development	10,175	9,622
Loss on extinguishment of debt	—	40,360
Other (income) expense, net	8,577	(21,633)
Operating income (loss)	24,487	(6,330)
Interest expense, net	23,181	42,202
Income (loss) before income taxes	1,306	(48,532)
Income tax (benefit) expense	6,511	(140)
Net (loss)	$(5,205)	$(48,392)
Other comprehensive income (loss)
Foreign currency translation gain (loss)	(18,318)	29,705
Changes in pension benefit plans, net of taxes	289	15
Comprehensive (loss)	$(23,234)	$(18,672)

See accompanying notes to the Combined Financial Statements.

(A carve-out business of Silver II GP Holdings S.C.A.)

COMBINED BALANCE SHEETS
AS OF DECEMBER 31, 2018 AND 2017

(in thousands of dollars)	2018	2017
Assets
Cash and cash equivalents	$41,972	$61,347
Accounts receivable (net of allowances of $1,969 and $1,767 at December 31, 2018 and 2017, respectively)	66,385	64,353
Inventories	45,991	38,658
Other assets, current	5,965	5,582
Total Current Assets	160,313	169,940
Fixed assets, net	30,715	31,962
Intangible assets, net	239,441	293,247
Goodwill	331,073	338,351
Long-term notes with affiliates	227,320	244,470
Other non-current assets	5,549	5,258
Total Assets	$994,411	$1,083,228
Liabilities and Equity
Account payable	$34,355	33,305
Accrued liabilities	28,601	21,619
Customer advances	7,505	7,741
Current portion of long-term debt	—	8,250
Short-term note payable with affiliates	27,290	27,424
Total Current Liabilities	97,751	98,339
Long-term debt	722,197	803,021
Pension and postretirement benefit obligations	4,990	5,466
Capital leases, less current portion	42	72
Other long-term liabilities	2,835	2,470
Deferred income taxes, non-current	34,688	40,756
Total Liabilities	862,503	950,124
Commitment and Contingent Liabilities (Note 13)
Equity:
Net parent investment	200,713	183,880
Accumulated other comprehensive loss	(68,805)	(50,776)
Total Equity	131,908	133,104
Total Liabilities and Equity	$994,411	$1,083,228

See accompanying notes to the Combined Financial Statements.

(A carve-out business of Silver II GP Holdings S.C.A.)

COMBINED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of dollars)	2018	2017
Operating Activities:
Net (loss)	$(5,205)	(48,392)
Adjustments to reconcile net loss to net cash flows provided by operating activities:
Depreciation and amortization	51,236	57,039
Unrealized exchange (gain) loss	6,699	(23,554)
Share-based compensation	468	510
Loss on extinguishment of debt	—	40,360
(Gain) on interest rate swap	(2,714)	—
Provision of bad debt	607	390
(Gain) on sale of assets	—	(689)
Non-cash interest expense	2,624	39,267
Deferred tax (benefit)	(4,480)	(9,894)
Change in:
Accounts receivable	(5,395)	(4,084)
Inventories	(8,530)	2,405
Other current assets	(693)	(128)
Other long-term assets	1,796	(501)
Accounts payable and accrued liabilities	10,404	(14)
Customer advances	183	(1,486)
Other long-term liabilities	173	(1,814)
Net cash provided by operating activities	47,173	49,415
Investing Activities:
Capital expenditures	(4,240)	(4,460)
Proceeds from sale of fixed assets	—	1,297
Net cash used in investing activities	(4,240)	(3,163)
Financing Activities:
Net transfer from parent	20,906	632,731
Repayment of debt	(90,063)	(1,633,064)
Payments on capital lease obligations	(45)	(37)
Proceeds from issuance of debt	—	825,000
Proceeds from affiliate debt	9,517	122,341
Payment of debt refinancing costs	(929)	(38,793)
Net cash used in financing activities	(60,614)	(91,822)
Effect of foreign exchange rate changes on cash and cash equivalents	(1,694)	2,706
Net decrease in cash and cash equivalents	(19,375)	(42,864)
Cash and cash equivalents, beginning of period	61,347	104,211
Cash and cash equivalents, end of period	$41,972	$61,347
Supplemental disclosure of cash flow information:
Interest paid	$41,259	87,845
Income tax paid	$4,603	$3,964
Assumption of debt by affiliate	$—	$517,249

See accompanying notes to the Combined Financial Statements.

(A carve-out business of Silver II GP Holdings S.C.A.)

COMBINED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of dollars)	Net Parent Investment	Accumulated Other Comprehensive Income (Loss)	Total Equity
December 31, 2016	$(923,487)	$(80,496)	$(1,003,983)
Net (loss)	(48,392)	—	(48,392)
Foreign currency translation	—	29,705	29,705
Changes in net parent investment	1,155,759	—	1,155,759
Changes in pension benefit plans	—	15	15
December 31, 2017	$183,880	$(50,776)	$133,104
Net (loss)	(5,205)	—	(5,205)
Foreign currency translation	—	(18,318)	(18,318)
Changes in net parent investment	22,038	—	22,038
Changes in pension benefit plans	—	289	289
December 31, 2018	$200,713	$(68,805)	$131,908

See accompanying notes to the Combined Financial Statements.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1.	Nature of Operations and Basis of Presentation

Precision Flow Systems (hereinafter collectively with all its affiliates referred to as the “Company”, “we”, “our” or “PFS”) is a business of Silver II GP Holdings S.C.A (“Parent”). The Company is a leading global manufacturer of highly-engineered, process-critical and technologically advanced pumps, boosters and mixers. These products are often used in oil and gas, chemical, industrial, water and wastewater, and animal health and precision irrigation systems.

The accompanying combined financial statements present the historical combined balance sheets as of December 31, 2018 and 2017, combined statements of operations and comprehensive (loss), combined statements of changes in equity (including changes in Net parent investment) and combined statements of cash flows of PFS, which reflect the activities of the PFS operating companies and certain holding companies, primarily Accudyne Industries Acquisition S.à.r.l., Accudyne Industries Borrower S.C.A and Accudyne Industries, LLC, as of and for the years ended December 31, 2018 and 2017.

The Company has not historically prepared stand-alone financial statements. These combined financial statements as of December 31, 2018 and 2017, and for the years then ended, have been prepared on a stand-alone basis derived from the financial statements and related accounting records of Parent and its consolidated affiliates. The accompanying carve-out combined financial statements were prepared for the purpose of providing Ingersoll Rand plc with historical financial information to comply with the rules and regulations of the Securities and Exchange Commission (“SEC”) under Rule 3-05 of Regulation S-X. They reflect the results of operations, financial position, and cash flows of the Company as they were historically managed, and are presented in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). Accordingly, these financial statements have been prepared on a combined basis and Parent’s net investment in these operations is shown in lieu of stockholders’ equity. All intracompany balances and transactions within the Company have been eliminated in the combined financial statements. All transactions between the Company and Parent have been included in these combined financial statements and the total effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows as a financing activity and in the combined balance sheets within Net parent investment other than certain short and long-term notes with affiliates.

Net parent investment represents the Parent’s historical investment in the Company and includes accumulated net earnings attributable to the Parent, intercompany transactions and direct capital contributions, as adjusted for direct cash investments in PFS, and expense allocations from Parent to PFS. A discussion of the relationship with the Parent, including a description of the costs allocated to the Company, is included in (Note 5 – “Related Parties”).

The combined financial statements include allocations of direct and indirect expenses related to certain support functions that are provided on a centralized basis by the Parent. These expenses have been allocated to the Company on the basis of direct usage when specifically identifiable, with others allocated using reasonable criteria such as employee headcount, estimates of time spent and metric-based allocations.

Management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocation of expenses, are systematic, rational and reasonable. Nevertheless, the combined financial statements may not include all of the actual expenses that would have been incurred by the Company on a stand-alone basis, and may not accurately reflect the Company’s historical financial position, results of operations and cash flows that would have been reported if the Company had been a stand-alone entity during the periods presented. The amounts that would have been or will be incurred on a stand-alone basis could differ from the amounts allocated due to economies of scale, management judgment, or other factors. Management does not believe, however, that it is practicable to estimate what these expenses would have precisely been had the Company operated as an independent entity, or if significant additional expenses would be incurred on a stand-alone basis.

Note 2.	Summary of Significant Accounting Principles

Use of Estimates. The preparation of the combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates. The more significant areas requiring the use of management estimates and assumptions include the allocation of certain shared costs incurred by the Parent on behalf of the Company, estimates of asset impairments (including impairments of goodwill, intangible assets and other long-lived assets), useful lives of fixed assets, allowances for doubtful accounts, valuation allowances for deferred tax assets, income tax uncertainties, share-based compensation expense, and contingent considerations. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates under different assumptions or conditions. These estimates, judgments, and assumptions are reviewed periodically and the effect of material revisions in estimates, if any, are reflected in the combined financial statements prospectively from the date of the change in estimate.

Cash and Cash Equivalents. Cash and cash equivalents include cash on hand and short-term cash investments that are highly liquid in nature and have original maturities of three months or less.

Accounts Receivable. Trade receivables are recorded at the stated amount, less allowances for discounts, doubtful accounts and returns. The allowances for doubtful accounts represent estimated uncollectible receivables associated with potential customer defaults on contractual obligations, or discounts related to early payment of accounts receivable by the Company’s customers determined on the basis of historic experience and currently available evidence of the customer’s financial condition, specific details from the customer’s account, and current economic trends. Bad debt write-offs were $2,132 and $1,957 for the years ended December 31, 2018 and 2017, respectively.

Inventories. Inventories are stated at the lower of cost or estimated realizable value and are primarily based on the first-in, first-out (“FIFO”) method. Inventory provisions are recorded to reduce inventory to the lower of cost or net realizable value for obsolete or slow-moving inventory based on assumptions about future demand and marketability of products, the impact of new product introductions, inventory turns, product spoilage and specific identification of items, such as product discontinuance, engineering/material changes, or regulatory-related changes. (See Note 4 – “Inventories”)

Fixed Assets. Fixed assets are stated at cost. Depreciation is computed over the assets’ useful lives using the straight-line method. Gains and losses on the sale of fixed assets are included in income when the assets are disposed of, provided there is more than reasonable certainty of the collectability of the sales price and any future activities required to be performed are complete or insignificant. Upon retirement or disposal of assets, all costs and related accumulated depreciation or amortization are written-off.

Management periodically evaluates the potential impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include, but are not limited to, significant under-performance relative to projected future operating results, significant changes in the manner of our use of assets or changes in the overall business and strategies. When we determine the carrying value may not be recoverable based on the occurrence of these indicators, we assess if the carrying value of assets exceeds the sum of the undiscounted expected future cash flows. If so, the carrying value of the asset is written down to fair value and an impairment is recognized. For the periods presented, there were no impairments of held-and-used long-lived assets.

Goodwill. Goodwill represents the excess of purchase price of business combinations over the fair value of net assets acquired. Goodwill is not amortized, but is subject to annual impairment testing at the reporting unit level using the guidance and criteria described in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 350, Intangibles—Goodwill. We perform our annual impairment test at October 31 and during interim periods when events or circumstances indicate that the carrying value of goodwill may not be recoverable. In our impairment tests of goodwill, management first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If based on this assessment, management determines that it is more likely than not that the fair value of the reporting unit is not less than its carrying value, then performing the additional two-step impairment test is unnecessary. In a two-step test, to the extent the carrying value of a reporting unit exceeds its estimated fair value, an impairment charge is recognized for the excess of the carrying value of goodwill over its implied fair value based on a hypothetical purchase price allocation (step two). For purposes of impairment testing, we have one reporting unit. (See Note 3 – “Goodwill and Intangible Assets” herein for further discussion regarding impairments of goodwill).

Intangible Assets. Finite-lived intangible assets consist primarily of amortizable trademarks, patents, know-how and customer relationships. Useful lives of finite-lived intangible assets are estimated based upon the nature of the intangible asset and the industry in which the intangible asset is used. Estimated useful lives of patents and trademarks generally range from 5 to 25 years. Estimated useful lives of customer relationships and other assets generally range from 9 to 20 years. These intangible assets are amortized based on the pattern in which the economic benefits of the intangible assets are consumed. No impairment charges of finite-lived intangible assets were recorded in 2018 or 2017.

Product Warranties. Product warranties are offered on certain products for various periods of time, primarily ranging from 1 to 4 years. The estimated cost of satisfying product warranties is accrued at the time revenue is recognized. Product warranty liability reflects the best estimate of the probable future cost to be incurred under product warranties based on the stated warranty policies and practices, the historical frequency of claims, and the cost to replace or repair products under warranty. Factors that affect the warranty liability include the number of units sold, the length of the warranty, historical and anticipated rates of warranty claims and cost per claim. The adequacy of the recorded warranty liabilities is periodically assessed and adjusted as necessary. (See Note 14 – “Product Warranties” for further discussion).

Income Taxes. Income taxes are recorded under FASB Topic 740, “Income Taxes” (“ASC 740”), under which deferred taxes reflect the temporary differences between the book and tax basis of assets and liabilities. A valuation allowance is established if, based on management’s review of both positive and negative evidence, it is more-likely-than-not that all or a portion of the deferred tax asset will not be realized. Where applicable, associated interest has also been recognized. We recognize interest expense accrued related to unrecognized tax benefits in income tax expense. Penalties, if incurred, would be recognized as a component of income tax expense.

The operations of the Company are included in certain of the Parent’s international, U.S., state and local tax returns and have been presented for purposes of these combined financial statements as if the Company were filing separate international, U.S., state and local tax returns, consistent with the asset-and-liability method required under U.S. GAAP. Income tax in the combined statements of operations and comprehensive (loss) represents the sum of current tax and deferred tax. Current taxes are assumed to be settled annually with Parent in the year the related taxes are recorded, through cash transfers to or from Parent. The financial statement presentation assumes that in the event a tax attribute was utilized on a consolidated return of Parent, the Company has not realized the benefits of the tax attribute unless it could realize the benefit as a standalone taxpayer. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating losses, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes the effect of income tax positions only if those positions are more-likely-than-not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than a 50% likelihood of being realized upon ultimate settlement with a taxing authority. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties in income tax expense that are related to unrecognized tax benefits.

The determination of the amount of a valuation allowance to be provided on recorded deferred tax assets involves estimates regarding (1) the timing and amount of the reversal of taxable temporary differences, (2) expected future taxable income, and (3) the impact of future tax planning strategies. In assessing the need for a valuation allowance, we consider all available positive and negative evidence, including past operating results, projections of future taxable income and the feasibility of ongoing tax planning strategies. The projections of future taxable income may include a number of estimates and assumptions. Additionally, valuation allowances related to deferred tax assets can be directly impacted by changes to tax laws.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act made broad and complex changes to the U.S. tax code including, but not limited to, (1) reduction of the U.S. federal corporate tax rate from 35 percent to 21 percent effective January 1, 2018; (2) bonus depreciation that will allow for full expensing of qualified property; (3) a new limitation on deductible interest expense; and (4) limitations on net operating losses generated after December 31, 2017, to 80 percent of taxable income. Due to the specific facts and circumstances of our international operations, there are no material income tax effects related to the various international changes of the Tax Act.

Selling, General and Administrative Expenses. Selling, general and administrative expenses include administrative payroll and related benefit charges associated with personnel performing sales and marketing, overall business management and executive oversight, information technology, facilities and facilities management, compliance, human resources, marketing, legal, and finance functions, and other expenses, including professional fees, Parent benefit plan administration, risk management, share-based compensation administration, and procurement, as well as depreciation, amortization, share-based compensation and other costs not included in our cost of sales and research and development. Additionally, the Company has expenses allocated from Parent related to certain business insurance, medical insurance and benefit plan programs which Parent administered on behalf of the Company.

Costs related to certain support functions that were provided on a centralized basis by Parent were allocated to the Company using reasonable allocation methodologies and are reflected in selling, general and administrative expenses. (See Note 5 – “Related Parties”)

Advertising Costs, which were $842 and $749 for the years ended December 31, 2018 and 2017, respectively, were expensed as incurred. Advertising costs include product displays, media production costs, trade shows and related freight, sales presentations, sales meetings and point of sale materials.

Share-Based Compensation. We record share-based compensation for options and unit awards as profit interests to employees based on the estimated fair value of the awards. Given the absence of any active market for the shares underlying the awards, the fair value of the awards was determined with input from our management and contemporaneous valuations. We recognize expense over the requisite service periods on a straight-line basis, adjusted for terminations.

As discussed further in Note 10 – “Share-Based Compensation”, certain employees of the Company participate in Parent’s equity plans. The share-based compensation expense specifically related to the Company’s employees was identified. Share-based compensation expense is recognized in selling, general and administrative expenses on our combined statements of operations and comprehensive (loss).

Revenue Recognition. Revenue is recorded when it is realized or realizable, and is earned. This requires persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured. Revenue is recorded net of applicable provisions for discounts, returns and allowances. Sales returns are based on historical returns, current trends, and forecasts of product demand. Payments received in advance of delivery are recorded as customer advances and recognized as revenue is earned. Taxes collected from customers and remitted to governmental authorities are presented on a gross basis.

Shipping and Handling. Shipping and handling costs are generally charged directly to customers and are included in sales at the time of shipment.

Research and Development. Research and development costs are expensed as incurred.

Foreign Currency Translation. For our operations in countries where the functional currency is other than the U.S. dollar, balance sheet amounts are translated using the exchange rate in effect at the balance sheet date. Income statement amounts are translated monthly using the average exchange rate for the respective month. Accordingly, the Company is subject to the inherent risks and volatility associated with foreign exchange rate movements. The functional currency of the Company is the U.S. dollar. The financial position and results of operations of substantially all of the Company’s foreign operating subsidiaries are measured using the local currency as the functional currency. The aggregate effects of translating the balance sheets of these subsidiaries are deferred as a separate component of equity. Transactions denominated in a currency other than the functional currency of a legal entity are translated into the functional currency with resulting transaction gains or losses recorded in other (income) expense, net. During the years ended December 31, 2018 and 2017, the foreign exchange gain (loss) was ($7,193) and $22,880, respectively reported in other (income) expense, net.

Debt Issuance Costs. Debt discount and debt issuance costs related to the senior credit facility are recorded as a reduction in long-term debt. Debt issuance costs associated with the Company’s revolving credit facility, which having never had balances outstanding, are included in other non-current assets on the combined balance sheets. Debt issuance costs and discounts are recognized as a component of interest expense over the period the debt is expected to be outstanding, using the effective-interest method. (See Note 12 – “Long-Term Debt”).

Derivative financial instruments. The Company uses derivative financial instruments such as forward contracts and interest rate swaps mainly for the purpose of hedging currency risks that arise from its operating activities. Derivative financial instruments are measured at fair value upon initial recognition and at each subsequent reporting date, and changes in the fair value of derivative financial instruments are recognized in earnings. The fair value is calculated using standard financial valuation models such as discounted cash flow or option pricing models. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

The Company does not apply hedge accounting.

Environmental. Environmental investigatory, remediation, operating and maintenance costs are accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, including existing technology, current laws and regulations and prior remediation experience. Where no amount within a range of estimates is more likely, the minimum is accrued. For sites with multiple responsible parties, the Company considers its likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Accrued environmental liabilities are not reduced by potential insurance reimbursements. The Company records receivables from third party insurers when recovery has been determined to be probable. (See Note 13 – “Commitments and Contingent Liabilities”).

Asset Retirement Obligations. The Company records the fair value of legal obligations associated with the retirement of tangible long-lived assets in the period in which it is determined to exist, if a reasonable estimate of fair value can be made. Upon initial recognition of a liability, the Company capitalizes the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased for changes in its present value and the capitalized cost is depreciated over the useful life of the related asset. The Company has determined that conditional legal obligations exist for certain of its owned and leased facilities related primarily to building materials.

New and Recent Accounting Pronouncements.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. This update requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 one year making it effective for (nonpublic entities) annual reporting periods beginning after December 15, 2018 and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the impact of these combined ASUs.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. The new standard establishes a right-of use (“ROU”) model that requires a lessee to record a ROU asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. Leases for lessees will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for (nonpublic entities) fiscal years beginning after December 15, 2019, and for interim periods beginning after December 15, 2020. A modified retrospective transition approach is required for lessees with capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of this ASU.

In March 2016, FASB issued ASU 2016-06, “Derivatives and Hedging (Topic 815) Contingent Put and Call Options in Debt Instruments (a consensus of the FASB Emerging Issues Task Force).” The amendments in this Update clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments in this Update is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. The amendments in this update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The adoption of this standard had no material impact on the Company’s combined statements of financial position or operations.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” This ASU amends the classification of certain cash receipts and cash payments on the statement of cash flows. This update clarifies guidance on eight specific cash flow areas in which there had previously been diversity in practice. Under previous guidance, cash payments resulting from debt prepayment or extinguishment were to be classified as cash outflows in the operating section of the statement of cash flows. This ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within these fiscal years. This amendment is required to be applied using a retrospective approach. The Company adopted this amendment as of January 1, 2018. The December 31, 2017 financial statements have been adjusted to conform with the December 31, 2018 presentation. The adoption of this update did not have a material impact on the Company’s financial position, results from operations, comprehensive income, cash flows, or disclosures for the periods presented.

In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory.” The new guidance eliminates the exception for all intra-entity sales of assets other than inventory. As a result, a reporting entity would recognize the tax expense from the sale of the asset in the seller’s tax jurisdiction when the transfer occurs, even though the pre-tax effects of that transaction are eliminated in consolidation. Any deferred tax asset that arises in the buyer’s jurisdiction would also be recognized at the time of the transfer. This ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The amendments in this Update should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company adopted this standard effective January 1, 2018. The adoption of this ASU did not have a material impact on the Company’s combined financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force).” The new guidance serves to provide consistency in the reporting of transfers between cash and cash equivalents and restricted cash on the statement of cash flows as well as consistency of the classification of changes within cash flow from operations, financing, and investing. Effectively, the new guidelines provide for the beginning of period and end of period balances to include the total of both the cash and cash equivalents and restricted cash balances. The amendments to existing guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company adopted this standard effective January 1, 2018. The adoption of this ASU did not have a material impact on the Company’s combined financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles – Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment.” The revised guidance eliminates Step 2 of the current goodwill impairment test, which requires a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will instead be measured at the amount by which a reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill. The revised guidance is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted for any annual or interim impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the impact of this ASU.

In March 2017, the FASB issued ASU 2017-07, “Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Pension Cost.” It provides guidance on the presentation of net periodic pension and postretirement benefit cost (“net benefit cost”). Presently, net benefit cost is recorded as a single amount within operating income. The amendment requires bifurcation of the net benefit cost, with the service cost component presented within employee costs in operating income. The revised guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. Disclosures of the nature of and reason for the change in accounting principle are required in the first interim and annual periods of adoption. The amendments are applied retrospectively for the presentation of the service cost component and the other components of net periodic pension cost and net periodic postretirement benefit cost in the income statement and prospectively, on and after the effective date, for the capitalization of the service cost component of net periodic pension cost and net periodic postretirement benefit in assets. The amendments allow a practical expedient that permits an employer to use the amounts disclosed in its pension and other postretirement benefit plan note for the prior comparative periods as the estimation basis for applying the retrospective presentation requirements. Disclosure that the practical expedient was used is required. The Company adopted this standard effective January 1, 2018. The adoption of this ASU did not have a material impact on the Company’s combined financial statements.

In May 2017, the FASB issued ASU 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting,” which amends the scope of modification accounting for share-based payment arrangements. The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. Specifically, an entity would not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. The ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this standard had no material impact on the Company’s combined statements of financial position or operations.

Note 3.	Goodwill and Intangible Assets

Goodwill. As required by “ASC Topic 350 Intangibles – Goodwill and Other,” Goodwill is tested for impairment at the reporting unit level annually as of October 31 and in interim periods whenever events or circumstances indicate that the carrying value may not be recoverable or other impairment indicators are triggered. As part of impairment testing, we initially conduct a qualitative analysis where we determine whether it is more-likely-than-not that the carrying amounts of the reporting unit are not impaired (Step 0). If facts and circumstances indicate that Step 0 is not appropriate or Step 0 fails, then we apply the first step of the two-step impairment testing model. In Step 1, we compare the carrying amount to the fair value of the reporting units. We estimate fair value by equally weighting the results from the income approach and market approach. The significant assumptions used in determining fair value included, but were not limited to, projected financial information, growth rates, terminal value, discount rates, and market data. When the Step 1 test indicates that the carrying values exceed the estimated fair values, Step 2 is conducted to determine the estimated impairment charge, if any, to be recognized. This involves calculating an implied fair value of goodwill for each reporting unit that indicated impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value, an impairment loss is recorded for the excess.

The Company recorded no impairment charges for the years ended December 31, 2018 or 2017.

The changes in the carrying amount of goodwill for the years ended December 31, 2018 and 2017 consisted of the following:

	Goodwill	Impairments	Net
Balance at January 1, 2017	$381,286	$(55,228)	$326,058
Foreign exchange change	14,535	(2,242)	12,293
Balance at December 31, 2017	395,821	(57,470)	338,351
Foreign exchange change	(8,637)	1,359	(7,278)
Balance at December 31, 2018	$387,184	$(56,111)	$331,073

Intangible Assets. Identifiable intangible assets are comprised of the following for the years ended December 31, 2018 and 2017:

	2018				2017
	Estimated Life	Gross Amount	Accumulated Amortization and Foreign Exchange	Net	Gross Amount	Accumulated Amortization and Foreign Exchange	Net
Amortized:
Patents	9	$4,688	$(3,587)	$1,101	$4,805	$(3,078)	$1,727
Trademarks	20	56,273	(23,063)	33,210	57,656	(19,535)	38,121
Customer relationships and other	18	465,325	(260,195)	205,130	477,200	(223,801)	253,399
Total		$526,286	$(286,845)	$239,441	$539,661	$(246,414)	$293,247

Amortization expense was $47,191 and $52,839 for the years ended December 31, 2018 and 2017, respectively. We amortize our intangible assets using an accelerated amortization method.

Amortization expense for the next five years and thereafter is estimated to be:

2019	$42,231
2020	36,815
2021	31,574
2022	27,347
2023	23,644
Thereafter	77,830
Total	$239,441
Note 4.	Inventories

Inventory balances at December 31, 2018 and 2017 consisted of the following:

	2018	2017
Raw materials	$27,552	$22525
Work in process	6,296	6,106
Finished goods	12,143	10,027
Total Inventory	$45,991	$38,658

As of December 31, 2018 and 2017, the Company had reserves of $5,426 and $5,650, respectively, related to excess and obsolete inventory.

Note 5.	Related Parties

The Company has historically operated within a consolidated group and not as a stand-alone company. Accordingly, certain expenses represent shared costs that have been charged to the Company or allocated to the Company from Parent. These amounts include, but are not limited to, items such as general management and executive oversight, costs to support the Company’s information technology infrastructure, facilities, compliance, human resources, marketing, legal and finance functions, professional fees, Parent benefit plan administration, risk management, stock-based compensation administration, and procurement. Additionally, the Company was allocated expenses related to certain business insurance, medical insurance and benefit plan programs Parent administered on behalf of the Company. These corporate allocations are primarily based on variants of two major utilization measures: 1) employee headcount and 2) estimate of time spent. In addition, the Company allocated interest expense on third-party debt to its affiliates.

The combined balance sheets reflect those assets and liabilities that represent the historical financial position of the Company. All interest expense associated with the third-party debt has been included in the combined statements of operations and comprehensive (loss), however it is partially offset by interest income from affiliates based upon an EBITDA percentage allocation methodology that reflects the Company’s respective portion of Parent’s bank financing.

Generally, such amounts have been deemed to have been paid by the Company in the year incurred by Parent. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the related expenses attributable to the Company for purposes of these combined financial statements; however, the expenses reflected in these combined financial statements may not be indicative of the actual expenses that would have been incurred during the period presented if the Company had operated as a separate stand-alone entity.

The following table summarizes allocated direct and indirect expenses reflected in the combined statements of operations and comprehensive (loss). for the years ended December 31, 2018 and 2017:

	2018	2017
Selling, general and administrative	$20,704	$17,728
Total related party costs	$20,704	$17,728

The following table sets forth the amounts of affiliate receivables and payables at December 31, 2018 and 2017, respectively, based on the normal course of business transactions:

	2018	2017
Accounts payable with affiliates	$4,983	$3,825
Long-term notes with affiliates	$227,320	$244,470
Short-term note payable with affiliates	$27,290	$27,424

The Company has two long-term notes from affiliates with seven year terms from December 13, 2012. The notes carry interest rates of 6.0% and 7.8%, paid annually until maturity. In addition, the Company allocates interest expense to its affiliates associated with its third-party debt. The total interest income received from affiliates is based on an EBITDA allocation methodology which reflects the affiliates’ respective portion and usage of the Company’s third-party debt financing. The Company recognized interest income from affiliates of $18,554 and $33,697 for the years ended December 31, 2018 and 2017, respectively, of which, $683 and $14,094, respectively, related to interest expense allocated.

In addition, the Company had interest expense to affiliates associated with its short-term obligations of $675 and $550 for the years ended December 31, 2018 and 2017, respectively.

All amounts are presented within Interest expense, net in the combined statements of operations and comprehensive (loss).

Note 6.	Fixed Assets

Fixed assets at December 31, 2018 and 2017 are comprised of the following and are amortized over their respective useful lives:

	Estimated Useful Lives	2018	2017
Land		$4,502	$4,783
Buildings and improvements	10 - 40 years	9,399	9,440
Leasehold improvements	Shorter of lease term or useful life	5,799	5,728
Machinery and equipment	3 - 16 years	32,723	29,752
Construction in progress		1,908	2,962
		54,331	52,665
Accumulated depreciation		(23,616)	(20,703)
Net fixed assets		$30,715	$31,962

Depreciation expense was $4,045 and $4,200 for the years ended December 31, 2018 and 2017, respectively.

Note 7.	Accrued Liabilities

Accrued liabilities consisted of the following at December 31, 2018 and 2017:

	2018	2017
Accrued salaries, wages and employee benefits	$18,966	$13,865
Accrued commissions	1,686	1,395
Accrued service and warranty costs	1,606	1,011
Accrued accounting and legal fees	1,228	1,095
Capital lease, current portion	15	15
Income tax liability	332	—
Accrued property, sales and use taxes	1,717	1,066
Other liabilities	3,051	3,172
	$28,601	$21,619

Other liabilities primarily consist of information technology related fees, pension liability accruals, contract performance accruals, restructuring costs, and miscellaneous tax accruals. None of these items on an individual basis are significant to require an individual line item disclosure.

Note 8.	Income Taxes

The Company has historically been included in certain of Parent’s international and U.S. federal, state and local income tax returns, and as part of a unitary group/combined returns in relevant states. For purposes of these combined financial statements, income taxes related to the Company have been presented as if it were a separate stand-alone taxpayer. Under this approach, the Company determines its current tax liability, deferred tax assets and liabilities, and related tax expense as if it were filing separate tax returns in each tax jurisdiction as a stand-alone entity. Tax attributes such as U.S. net operating loss carryovers have been allocated to the Company based on specific identification for the opening period adjusted for current year activity computed using the separate return approach. These attributes, although disclosed herein, may not be the same as those transferred in certain transactions.

Income (loss) before income taxes for the years ended December 31, 2018 and 2017, respectively, were taxed within the following jurisdictions:

	2018	2017
U.S	$3,595	$(44,242)
Non - U.S.	(2,289)	(4,290)
Total	$1,306	$(48,532)

The benefit for income taxes consisted of the following for the years ended December 31, 2018 and 2017:

	2018	2017
Current:
United States:
Federal	$—	$—
State	169	72
Foreign:	10,823	9,255
	10,992	9,327

Deferred:
United States:
Federal	1,884	(1,162)
State	-—	—
Foreign:	(6,365)	(8,305)
	(4,481)	(9,467)
Income tax (benefit) expense	$6,511	$(140)

Deferred income taxes represent the tax effects of transactions, which are reported in different periods for tax and financial reporting purposes. These amounts consist of the tax effects of temporary differences between the tax and financial reporting balance sheets. Pursuant to ASC 740, current and non-current deferred income tax benefits and payables within the same tax jurisdiction are generally offset for presentation in the combined balance sheets.

The Tax Act reduces the corporate tax rate to 21 percent, effective January 1, 2018. Because ASC 740-10-25-47 requires the effect of a change in tax laws or rates to be recognized as of the date of enactment, we were required to adjust deferred tax assets and liabilities as of December 22, 2017. Accordingly, we recorded the adjustment as it related to the Tax Act as a decrease to deferred tax assets and liabilities of $22,226 and $4,303 respectively, with a corresponding decrease in valuation allowance of $22,226 and an adjustment to deferred income tax benefit of $4,303 for the year ended December 31, 2017.

The tax effects of net temporary differences which gave rise to deferred income tax assets and liabilities at December 31, 2018 and 2017 are as follows:

	2018	2017
Deferred tax assets
Allowance for bad debts	$289	$359
Foreign tax credit	16,888	16,473
Warranty reserves	203	251
Insurance and employee related benefits	1,655	1,067
Accruals and reserves	2,598	2,368
Intangibles — Tax basis in excess of book	8,754	7,499
Pension	1,434	1,519
Deferred gain	22	-—
Tax loss carryforwards	287,860	320,865
Other	9,640	5,585
Gross deferred tax assets	329,343	355,986
Valuation allowance	(323,986)	(351,346)
Net deferred tax assets	5,357	4,640
Deferred tax liabilities
Intangibles — Book basis in excess of Tax	(27,746)	(35,783)
Goodwill — Book basis in excess of Tax	(8,256)	(6,360)
Fixed Assets — Book basis in excess of Tax	(1,724)	(1,934)
Unremitted earnings	(1,509)	(1,308)
Other	(808)	(11)
Gross deferred tax liabilities	(40,043)	(45,396)
Net deferred tax liabilities	$(34,686)	$(40,756)

As of December 31, 2018 and 2017, the valuation allowance for deferred tax assets was $323,986 and $351,346, respectively. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In assessing the need for a valuation allowance, we consider both positive and negative evidence that could impact our view with regard to future realization of deferred tax assets with more weight given to those items that are objectively verifiable. A significant piece of objective negative evidence is the existence of a cumulative three-year pre-tax loss. We believe the negative evidence associated with the realizability of our net U.S. deferred tax assets, including a cumulative three-year pre-tax loss, outweighs the positive evidence that the deferred tax assets, including the net operating loss carryforward, would be realized. We believe it is more likely than not that the benefit for both U.S. and certain foreign deferred tax assets will not be realized. In recognition of this, we have provided a valuation allowance on the deferred tax assets in these jurisdictions.

Differences between the effective income tax rates and the statutory U.S. federal income tax rates for the years ended December 31, 2018 and 2017 are as follows:

	2018	2017
Statutory U.S. federal income tax rate	21.0%	35.0%
State tax, net of federal benefit	(0.3)%	1.6%
Change in valuation allowance	(2094.0)%	27.9%
US tax rate change	32.5%	(36.2)%
Tax on international activities	255.6%	(9.4)%
Nonincludable income	(184.8)%	6.3%
Tax on unremitted earnings	15.4%	0.8%
Foreign tax rate change	2454.9%	0.1%
Foreign tax credits	(31.8)%	—
Non deductible expenses	6.3%	(0.2)%
Share compensation	—	(0.4)%
Capital loss	—	(26.2)%
Other, net	23.7%	1.0%
Effective income tax rate	498.5%	0.3%

Under the Tax Act, net operating loss (“NOL”) deductions arising in tax years beginning after December 31, 2017 can only offset up to 80 percent of future taxable income. The Act also prohibits NOL carrybacks but allows indefinite carryforwards for NOLs arising in tax years beginning after December 31, 2017. Net operating losses arising before January 1, 2018 are accounted for under the previous tax rules that imposed no limit on the amount of the taxable income that can be set off using NOLs (except for a 90 percent limit for AMT carryforwards) and that can be carried back 2 years and carried forward 20 years.

At December 31, 2018, foreign and U.S. tax loss carryforwards were $1,122,754. The losses will expire as follows:

Years	Foreign	US
2018-2022	$—	$36,287
2023-2027	—	—
2028-2032	—	—
2033-2037	19,770	77,170
Indefinite	989,527	—
	$1,009,297	$113,457

For the years ended December 31, 2018 and 2017, the Company has not identified any tax positions that would give rise to unrecognized tax benefits.

Note 9.	Employee Benefit Plans

Employee Savings Plans. Parent sponsors and contributes to a defined contribution employee savings plan for U.S. employees. In prior periods, certain employees were also eligible to receive profit sharing contributions under the defined contribution plan. Contributions to employee savings plans were $747 and $623 for the years ended December 31, 2018 and 2017, respectively.

Pension Plans. The Company sponsors various unfunded foreign defined benefit pension plans that cover certain employees. Our plans use a December 31 measurement date consistent with the fiscal year. Plan benefits comply with requirements in place at each business jurisdiction and are generally based on an employee’s years of service and compensation.

Details regarding these defined benefit plans for the fiscal years ended December 31, 2018 and 2017 are as follows:

	2018	2017
Change in benefit obligation:
Beginning balance	$5,529	$4,701
Service cost	296	306
Interest cost	88	89
Actuarial loss (gain)	(374)	—
Total benefits paid	(253)	(214)
Net settlement and curtailment gain	—	—
Other / foreign exchange	(251)	647
Ending balance	$5,035	$5,529
Change in plan assets:
Beginning balance	$—	$—
Actual return on plan assets	—	—
Employer contributions	253	214
Benefits paid from plan assets	(253)	(214)
Settlements	—	—
Other / foreign exchange	—	—
Ending balance	$—	$—
Funded status:
Fair value of plan assets	$—	$—
Projected benefit obligations	(5,035)	(5,529)
Funded status of plan	$(5,035)	$(5,529)
Amounts reflected on the consolidated balance sheet consist of:
Current liability	$(45)	$(63)
Noncurrent liability	(4,990)	(5,466)
Net amount recognized	$(5,035)	$(5,529)

Amounts recognized in accumulated other comprehensive loss consist of:
Net actuarial loss, net of tax	$120	$409
Prior service cost	—	—
Other	—	—
Net amount recognized	$120	$409

There were no cash contributions to foreign defined benefit pension plans during the years ended December 31, 2018 and 2017, respectively.

Information for pension plans with accumulated benefit obligation in excess of plan assets for the year ended December 31, 2018 and 2017, respectively:

	2018	2017
Projected benefit obligation	$5,035	$5,529
Accumulated benefit obligation	3,438	3,805
Fair value of plan assets	—	—

The components of the net periodic pension costs for the years ended December 31, 2018 and 2017 are as follows:

	2018	2017
Pension Benefits:
Service cost	$296	$306
Interest cost	88	89
Expected return on plan assets	—	—
Amortization of prior service costs	—	—
Net settlement and curtailment loss	—	—
Net periodic pension cost-employer	$384	$395

Other changes in plan assets and benefit obligations recognized in other comprehensive (loss) are as follows:

	2018	2017
Current year actuarial income	$289	$15
Total recognized in other comprehensive income	$289	$15
Net recognized in net periodic pension cost and other comprehensive loss	$673	$410

The estimated amount that will be amortized from accumulated other comprehensive (loss) into net periodic pension cost in 2019 is $0.

Major assumptions used in determining the benefit obligation and net cost for pension plans are presented in the following table as weighted-averages for the fiscal years ended 2018 and 2017:

	Benefit Obligation		Net Cost
	2018	2017	2018	2017
Discount rate	1.60%	1.60%	1.60%	1.60%
Salary scale	3.00%	3.00%	3.00%	3.00%
Expected return on plan assets	N/A	N/A	N/A	N/A

Estimated Future Contributions and Benefit Payments

The Company expects to make no contributions to its foreign defined benefit pension plan in 2018. Contributions do not reflect benefits to be paid directly from corporate assets.

Benefit payments, including amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows: $46 in 2019, $33 in 2020, $139 in 2021, $318 in 2022, $150 in 2023 and $1,666 from 2024 through 2028.

Note 10.	Share-Based Compensation

Profit Interests Awards

In the fourth quarter of 2013, the General Partner of Silver II GP Holdings S.C.A. and Silver II Management Holdings LP, approved the Silver II GP Holdings S.C.A. and Silver II Management Holdings, LP Equity Incentive Plan (the “Plan”) to incentivize employees of the Company and Parent, and align the interests of those individuals and Parent. Under the Plan, 333,770 awards were made available for issuance which include stock options and unit awards as profit interests.

Modified Profit Interests Awards

In the fourth quarter of 2016, current participants in the Plan were offered an opportunity to exchange the awards initially made available under the Plan (“Old Unit Awards”) for new awards (the “Exchange Offer”) for an equal number of units (or options for units) containing more favorable reduced return hurdles and containing a greater percentage of units allocated to the lowest return hurdle (“New Unit Awards”). Those New Unit Awards were issued in the fourth quarter 2016 for all participants who elected to participate in the Exchange. All New Unit Awards were 100% unvested, regardless of vesting status associated with Old Unit Awards. The New Unit

Awards vest in equal annual installments of 20% commencing on December 31, 2016 and each December 31st through 2020. This Exchange Offer was accounted for as a modification under ASC Topic 718 – Compensation – Stock Compensation. Based upon the specific circumstances, including probabilities of vesting, the incremental fair value of new awards immediately upon grant less the fair value just prior to the grant is amortized over the stated vesting periods on a straight-line basis. The unamortized portion of the original awards continue their existing amortization schedule.

A summary of unit award activity specific to the Company for the years ended December 31, 2018 and 2017 is presented in the table below:

	2018		2017
	Number of Units	Weighted Average Grant Date Fair Value	Number of Units	Weighted Average Grant Date Fair Value
Beginning balance	16,700	$5.70	16,700	$5.70
Granted	—	—	—	—
Unvested shares forfeited	(2,004)	1.05	—	—
Repurchased vested shares	—	—	—	—
Ending balance	14,696	$6.86	16,700	$5.70

As of December 31, 2018 and 2017, 2,672 and 3,340 unit awards granted to the Company’s employees vested.

A summary of stock option activity for the years ended December 31, 2018 and 2017, specific to the Company, is presented in the table below:

	2018		2017
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning balance	3,340	$0.01	3,340	$0.01
Granted	—	—	—	—
Unvested shares forfeited	—	—	—	—
Repurchased vested shares	—	—	—	—
Ending balance	3,340	$0.01	3,340	$0.01

As of December 31, 2018 and 2017, 668 and 668 options granted to the Company’s employees were vested, respectively, with weighted average remaining contractual terms of 2 years and 3 years, respectively, and a weighted average exercise price of $0.01 in both years.

Valuation Assumptions

The grant date fair value of option and unit profit interests were calculated using the contingent claims analysis method which is based on the principles of option pricing theory. This method estimates the fair value of awards based on the probability of varying equity values and corresponding payoffs to the award holder over the estimated time to a liquidation event. This approach utilizes a variety of assumptions in determining key inputs into the calculation including enterprise value, volatility, risk-free rate and expected term.

Estimated enterprise value of Parent was determined using equal weighting from results of the income approach, market comparables approach and the market transaction approach. The income approach utilized management’s projections of future cash flows and discounted the cash flows at a weighted discount rate of 11.5%, including considerations of Parent’s actual cost of capital plus certain basis points to address forecasting risk factors. In estimating enterprise value using the market comparables approach, revenue and EBITDA multiples were developed from the results of publicly traded peers and applied to Parent’s projected revenue and EBITDA. The market transaction approach calculated revenue and EBITDA multiples from publicly traded peers who were acquired within the previous two years, which were then applied to Parent’s multiples to arrive at enterprise value. A volatility rate of 55% was derived after considering volatility rates of publicly traded peers as the common stock underlying the awards is not publicly traded. The risk-free rate range of 1.4% – 1.6% was based on a US Treasury rate with a term matching the expected term. An expected term of 5 years was determined based upon analysis of the vesting period of the awards and economic and industry trends. The value attributable to the awards was discounted 30% for lack of marketability, as the awards are not publicly traded.

Total share-based compensation expense is included in selling, general and administrative expenses in the Company’s combined statements of operations and comprehensive (loss). Such expense for Profit Interests Awards, net of reductions for forfeitures totaled $544 comprised of $76 related to the Company’s employees and an allocation from Parent of $468 for the year ended December 31, 2018 and $510, comprised of $205 related to the Company’s employees and an allocation from Parent of $305 for the year ended December 31, 2017. At December 31, 2018, compensation expense remaining in future periods related to all share-based compensation awards outstanding for the Company’s employees totaled approximately $949.

Note 11.	Financial Instruments

The Company enters into derivative instruments for risk management purposes only, which are used as economic hedges. We operate internationally and, in the normal course of business, are exposed to fluctuations in foreign exchange rates. These fluctuations can increase the costs of financing, investing and operating the business. We have used derivative instruments, which are primarily forward contracts and interest rate swaps to manage certain foreign currency exposures and variable interest rate volatility, respectively.

By their nature, all financial instruments involve market and credit risks. We limit counterparty exposure and concentration of risk by diversifying counterparties. While there can be no assurance exposure to risk is eliminated, the Company does not anticipate any material non-performance by any of these counterparties.

Interest Rate Swap Contracts. In November 2017, we entered into an interest rate swap with an initial notional value of $620,000 designed to convert a portion of our floating rate debt from floating to fixed when LIBOR exceeds 1.00%. The interest rate swap contracts are not accounted for as cash flow hedges. Changes in the fair value of these contracts are recorded as interest expense in the period in which they occurred. The effect on the consolidated statements of operations and comprehensive (loss) from interest rate swap contracts not designated as hedging instruments was a gain of $2,713 and $1,975 as of December 31, 2018 and 2017, respectively.

The following table summarizes the fair value of derivatives not designated as hedging instruments:

	Asset Derivatives			Liability Derivatives
		2018	2017		2018	2017
	Balance Sheet Location	Fair Value	Fair Value	Balance Sheet Location	Fair Value	Fair Value
Derivatives not designated as hedging instruments
Foreign exchange contracts		$—	$—	Accrued liabilities	$219	$8
Interest rate swap contracts	Current assets	$3,232	$383		$—	$—
Interest rate swap contracts	Long-term assets	$1,456	$1,592		$—	$—
Total		$4,688	$1,975		$219	$8

No tax benefit related to the unrealized loss on the cash flow hedge was recorded for the years ended December 31, 2018 and 2017.

Fair Value Disclosure. The Fair Value Measurements and Disclosure Topic of the FASB ASC defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The Topic indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability, and also defines fair value based upon an exit price model.

Valuation Hierarchy. The Fair Value Measurements and Disclosure Topic of the FASB ASC establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from or corroborated by observable market data through correlation. Level 3 inputs are unobservable inputs based on the Company’s assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2018 and 2017:

2018	Total Carrying Value	Quoted price in active markets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Derivative asset	$4,688	$—	$4,688	$—
Derivative liability	219	—	219	—

2017
Derivative asset	$1,975	$—	$1,975	$—
Derivative liability	8	—	8	—

There have been no transfers between levels of the fair value hierarchy. The carrying amounts of cash and cash equivalents, accounts receivable, net and accounts payable reflect a reasonable estimate of fair value due to their short-term nature at December 31, 2018 and 2017.

Note 12.	Long-Term Debt

Outstanding amounts under the Company’s long-term financing arrangements consist of the following:

	2018	2017
Senior Secured Credit Facility, matures 2024	$732,875	$822,938

Less: original issue discount	(6,763)	(7,990)
Less: debt issuance costs	(3,915)	(3,677)
Total debt, net	722,197	811,271
Total debt, net	722,197	811,271
Less: current portion of debt, net	—	8,250
Total Long-term debt, net	$722,197	$803,021

As of December 31, 2018, the Company had paid $90,063 of principal payments on its Senior Secured Credit Facility. As such, all required payments through 2023 have been satisfied and there is no debt obligation related to the term loan classified as a current liability at December 31, 2018 and 2017, respectively. Interest expense for debt related items reported in Interest expense, net was $40,606 and $75,279 for December 31, 2018 and 2017, respectively.

Senior Secured Credit Facility

On August 18, 2017, the Company entered into a Senior Secured Credit Facility, consisting of a term loan facility (the “Term Loan Facility”) of $825,000 and a revolving credit facility (the “Revolver”) of $170,000.

The Term Loan Facility consists of a term loan of $825,000, which was used to fund, in part, repayment of the Company’s Prior Facility and Senior Notes (collectively the “Prior Financing Agreements”). At the time of the termination of the Prior Facility, all liens and other security interests that we had granted to the lenders under the Prior Facility were released. The refinancing of the Prior Facility was evaluated in accordance with FASB Accounting Standards Codification 470-50, Debt-Modifications and Extinguishments, for modification and extinguishment accounting. The refinancing involved multiple lenders who were considered members of a loan syndicate. The Company accounted for the refinancing as a debt modification with respect to amounts that remained obligations of the same lender in the syndicate with minor changes of less than 10% in cash flows and as a debt extinguishment with respect to amounts that were obligations of lenders that exited the syndicate or remained in the syndicate but experienced a change in cash flows of at least 10%. See “Loss on extinguishment or modification of debt” section below.

The Company is required to make scheduled quarterly payments of 0.25% of the original principal amount of the Term Loan Facility, with the balance due and payable on the seventh anniversary of its incurrence. However, due to the voluntary prepayments the required principal payments are not required until June 30, 2022. Interest on the Term Loan Facility is calculated at a rate equal to 3.75% plus the London Interbank Offered Rate (“LIBOR”), with LIBOR subject to a floor of 1.00%.

The Company’s obligations under the Term Loan Facility are secured by liens and security interests in substantially all the Company’s assets, subject to certain exceptions. The Term Loan Facility provides that, upon the occurrence of certain events of default, our obligations thereunder may be accelerated and the lending commitments terminated. Such events of default include payment defaults to the lenders, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgments, material ERISA/pension plan events, certain change of control events and other customary events of default.

The Senior Secured Credit Facility contains affirmative and negative covenants:

•	The affirmative covenants include but are not limited to, delivery of financial and other information to the administrative agent, notice to the administrative agent upon the occurrence of certain material events, preservation of existence, payment of material taxes and other claims, maintenance of properties and insurance, maintenance of books and records, access to properties and records for inspection by administrative agent and lenders, compliance with applicable laws and regulations, including environmental laws, further assurances and provision of additional collateral and guarantees.
•	The negative covenants include, but are not limited to, restrictions on our restricted subsidiaries’ ability to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, pay dividends, sell or otherwise transfer assets, optionally prepay or modify terms of certain junior indebtedness, enter into transactions with affiliates, or change our fiscal year. We are required to maintain a maximum first-lien net leverage ratio, tested on a quarterly basis at any time when 35% or more of the Revolver is utilized (including outstanding letters of credit (that have not been cash collateralized pursuant to the terms of our credit agreement) excluding undrawn letters of credit up to a maximum of $75,000) at the end of a fiscal quarter. A breach of such financial maintenance covenant will only result in an event of default under the Term Loan Facility if the lenders under the Term Loan Facility have terminated their commitments, and accelerated any outstanding amounts thereunder. Upon the occurrence of a change of control, the Term Loan Facility will default.

We may voluntarily prepay loans or reduce commitments under the Term Loan Facility, in whole or in part, subject to minimum amounts. In connection with any repricing event as defined by the agreement, the Company will pay a premium in an amount equal to 1.00% of the principal amount of Term Loans prepaid. We must prepay the Term Loan Facility with the net cash proceeds of certain asset sales, casualty and condemnation events, the incurrence or issuance of indebtedness (other than indebtedness permitted to be incurred under the Term Loan Facility unless specifically incurred to refinance a portion of the Term Loan Facility) and 50% of excess cash flow, as defined by the agreement (such percentage to be reduced to 25% and 0% upon achievement of certain first-lien net leverage ratios), in each case, subject to certain reinvestment rights and other exceptions.

The Company has access to $170,000 of commitments under its Revolver. The Revolver includes an Ancillary Facility of $40,000 to be utilized for issuance of standby letters of credit or bank guarantees. We intend to use future borrowings under our Revolver to fund working capital and for other general corporate purposes, including permitted acquisitions and other investments. Our ability to draw under the Revolver or issue letters of credit thereunder is conditioned upon, among other things, delivery of required notices, accuracy of the representations and warranties contained in the credit agreement governing the Term Loan Facility and the absence of any default or event of default under the Term Loan Facility.

The Revolver has a term of five years and any outstanding principal and accrued but unpaid interest is due and payable in full at maturity. The Revolver can be paid prior to maturity in whole or in part at the Company’s option without penalty or premium.

The following fees are applicable under the Revolver: (i) an unused line fee of 0.50% per annum with respect to the unused portion of the Revolver; (ii) a per annum letter of credit participation fee on the aggregate stated

amount of each letter of credit available to be drawn equal to the applicable margin for Eurocurrency rate loans; (iii) a letter of credit fronting fee equal to 0.125% per annum on the daily amount of each letter of credit available to be drawn; and (iv) certain other customary fees and expenses. The interest rate on the Revolver for utilized capacity is calculated at a rate equal to LIBOR plus a 3.75% margin. The Ancillary Facility interest rate for utilized capacity is calculated at a rate of 3.50%.

As of December 31, 2018, the Company had no outstanding amounts under the Revolver, but had utilized $20,359 of capacity by the issuance of performance-related guarantees and letters of credit under the Ancillary Facility. As of December 31, 2018, we had additional capacity under the Ancillary Facility of $19,641 and $130,000 available under the Revolver. We were not required to maintain a maximum first-lien net leverage ratio per the negative covenants of our Term Loan Facility described above.

On February 28, 2018, the Company entered into an amendment to its Credit Agreement, dated August 18, 2017, with Morgan Stanley Senior Funding, Inc. and the other lenders party thereto. The amendment lowers the interest rate margin on term loans from 3.75% to 3.25% for Eurocurrency Rate Loans and from 2.75% to 2.25% for Base Rate Loans, in each case with a further 0.25% reduction when the Consolidated Total Net Leverage Ratio is less than 4.25:1:00. The interest rate margin on revolving loans remains unchanged. We capitalized $929 of related expense which will be amortized over the life of the credit agreement as interest expense.

Debt issuance costs

In connection with the Senior Secured Credit Facility, the Company capitalized an aggregate of $8,449 in original issue discount related to the Term Loan Facility and $3,889 related to direct issuance expenses such as legal, accounting and other third-party fees. The original issue discount and direct issuance expenses are reported as a direct reduction to the face amount of the debt. The amortization of these capitalized financing costs is recorded in interest expense in the amount of $1,128 and $15,708 for the years ended December 31, 2018 and 2017, respectively.

The Company capitalized $1,075 related to direct issuance expenses associated with the Revolver. These capitalized financing costs are amortized using the effective interest rate method proportionately over the term of the arrangement on a lender by lender basis.

Loss on extinguishment or modification of debt

The Company recorded a $40,360 loss on extinguishment of debt in the third quarter of 2017 in connection with the repayment and termination of its Prior Financing Agreements. The loss on early extinguishment of debt includes the write-off of a portion of the unamortized debt issuance expenses related to the Prior Facility for amounts accounted for as a debt extinguishment, as well as a portion of the financing costs related to the Credit Agreement for amounts accounted for as a debt modification. In addition, the Company incurred an early termination premium of $25,187, related to the Senior subordinated notes, that was expensed as loss on extinguishment.

The following is a schedule of required debt payments due during each of the next five years and thereafter, as of December 31, 2018:

2019	$8,250
2020	8,250
2021	8,250
2022	8,250
2023	8,250
Thereafter	680,947
Balance as of December 31, 2018	$722,197
Note 13.	Commitments and Contingent Liabilities

Leases. We occupy space and use certain equipment under operating lease arrangements as well as utilized equipment under a capital lease arrangement held by Parent. The equipment capital lease agreement was terminated on May 31, 2018, when Parent purchased the assets under the lease agreement. Rent expense for the Company was $3,206 and $3,019 for the years ended December 31, 2018 and 2017, respectively. We recognize lease expense for these leases on a straight-line basis over the lease term.

A summary of the Company’s future minimum payments due under non-cancellable leases as of December 31, 2018 is as follows:

Operating Leases
2019	$2,049
2020	1,623
2021	1,322
2022	1,194
2023	970
Thereafter	97
$7,255

Legal. The Company is a defendant in lawsuits associated with the normal conduct of its businesses and operations. It is not possible to predict the outcome of the pending actions, and, as with any litigation, it is possible that some of these actions could be decided unfavorably. Management believes that there are meritorious defenses to these actions and that these actions will not have a material adverse effect upon our results of operations, cash flows or financial condition, and, where appropriate, these actions are being vigorously contested. We accrue for liabilities associated with those matters that are probable and can be reasonably estimated. The most likely settlement amount to be incurred is accrued based upon a range of estimates. Where no amount within a range of estimates is more likely than another, then we accrue the minimum amount. As of December 31, 2018 and 2017, the Company had legal reserves of $143 and $150, respectively, relating to such matters.

Environmental. Our operations are subject to environmental regulation by federal, state and local authorities in the United States, and regulatory authorities with jurisdiction over the Company’s foreign operations. As of December 31, 2018 and 2017, the Company has recorded environmental reserves relating to such matters of $1,807 and $1,881, respectively.

Long-Term Incentive Plan. Parent maintains a contingent Long Term Incentive Plan (“LTIP”) for certain employee participants, including the Company. Each participant’s right to receive a payment under the Plan (an “Award”) is earned over a program period of three years, based on the attainment of specified performance goals as set forth in an individual Participation Agreement (the “Performance Goals”). The LTIP payment is contingent based upon the later occurrence of a) the completion of the annual audit for the last year of the performance period or b) a liquidity event, and is adjusted by a return on investment multiplier. The LTIP generally requires employment on and as of the Payment date. Awards are forfeited for terminated employees, whether voluntary or involuntary, or employees who are not employed on a Payment date more than 7 years after the grant date. The Company’s current vested contingent exposure under the LTIP ranges from zero (in the absence of a liquidity event or failure to achieve a specified minimum return on investment to the principal shareholders) to a maximum of $6,703. As of December 31, 2018, no liquidity event that meets the required return for an LTIP payment has occurred, and therefore no amounts were accrued in the accompanying consolidated balance sheet.

Other. We also have other commitments and contingent liabilities arising out of the normal course of business. Management believes that resolution of any of these matters will not have a material adverse effect upon our financial condition, results of operations, or cash flows.

Note 14.	Product Warranties

The changes in the carrying amount of our current and noncurrent service and product warranty liabilities as of December 31, 2018 and 2017 are as follows:

	2018	2017
Beginning balance	$1,829	$2,323
Warranties issued	1,740	505
Settlements made	(1,572)	(999)
Ending balance	$1,997	$1,829

Note 15.	Subsequent Events

On February 6, 2019, Silver II GP Holdings SCA, PFS’s ultimate parent, entered into a binding agreement to sell the PFS business to Ingersoll-Rand plc. On May 15, 2019, the transaction closed for the purchase price of $1,460,000, net of cash acquired.

On August 7, 2019, the parties agreed to a working capital settlement resulting in an additional purchase price of $1,100.

No other significant subsequent events have been identified through September 30, 2019 the date the financial statements were issued.

(A carve-out business of Silver II GP Holdings S.C.A.)

CONDENSED COMBINED STATEMENTS OF OPERATIONS AND COMPRENHENSIVE INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(Unaudited)

	For the Three Months Ended March 31,
(in thousands of dollars)	2019	2018
Net sales	94,945	91,965
Cost of sales	54,066	53,568
Gross margin	40,879	38,397

Selling, general and administrative expenses	26,256	28,597
Research and development	2,444	2,852
Other (income) expense, net	3,461	(5,410)
Operating income	8,718	12,358
Interest expense, net	6,934	3,768
Income before income taxes	1,784	8,590
Income tax expense	2,217	1,529
Net income (loss)	$(433)	$7,061

Other comprehensive income (loss)
Foreign currency translation gain	971	10,531
Changes in pension benefit plans, net of taxes	2	(529)
Comprehensive income	$540	$17,063

See accompanying notes to the Condensed Combined Financial Statements.

(A carve-out business of Silver II GP Holdings S.C.A.)

CONDENSED COMBINED BALANCE SHEETS
AS OF MARCH 31, 2019 AND DECEMEBER 31, 2018

(in thousands of dollars)	March 31, 2019	December 31, 2018
	(Unaudited)
Assets
Cash and cash equivalents	$36,044	$41,972
Accounts receivable (net of allowances of $1,871 and $1,969 at March 31, 2019 and December 31, 2018, respectively)	64,130	66,385
Inventories	49,288	45,991
Other assets, current	5,827	5,965
Total Current Assets	155,289	160,313

Fixed assets, net	30,824	30,715
Intangible assets, net	229,550	239,441
Goodwill	332,083	331,073
Long-term notes with affiliate	226,690	227,320
Other non-current assets	3,955	5,549
Total Assets	$978,391	$994,411
Liabilities and Equity
Accounts payable	$31,321	$34,355
Accrued liabilities	22,430	28,601
Customer advances	6,981	7,505
Short-term note payable with affiliates	25,707	27,290
Total Current Liabilities	86,439	97,751

Long-term debt	722,663	722,197
Pension and postretirement benefit obligations	5,005	4,990
Capital leases, less current portion	33	42
Other long-term liabilities	2,798	2,835
Deferred income taxes, non-current	34,606	34,688
Total Liabilities	851,544	862,503

Commitment and Contingent Liabilities (Note 11)

Equity:
Net parent investment	194,679	200,713
Accumulated other comprehensive income (loss)	(67,832)	(68,805)
Total Equity	126,847	131,908
Total Liabilities and Equity	$978,391	$994,411

See accompanying notes to the Condensed Combined Financial Statements.

(A carve-out business of Silver II GP Holdings S.C.A.)

CONDENSED COMBINED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(Unaudited)

	For the Three Months Ended March 31,
(in thousands of dollars)	2019	2018
Operating Activities:
Net income (loss)	$(433)	$7,061
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	11,550	12,911
Unrealized exchange (gain) loss	3,505	(5,927)
Share-based compensation	18	—
(Gain) loss on interest rate swap	2,578	(5,316)
Provision of bad debt	(38)	(38)
Non-cash interest expense	657	634
Deferred tax expense (benefit)	(166)	(1,349)
Change in:
Accounts receivable	1,796	(3,475)
Inventories	(3,344)	(3,470)
Other current assets	(1,182)	(1,178)
Other long-term assets	118	(713)
Accounts payable and accrued liabilities	(9,204)	(2,136)
Customer advances	(527)	(45)
Other long-term liabilities	69	431
Net cash provided by (used in) operating activities	5,397	(2,610)
Investing Activities:
Capital expenditures	(1,444)	(1,021)
Net cash used in investing activities	(1,444)	(1,021)
Financing Activities:
Net transfer to parent	(9,318)	(6,218)
Repayment of debt	—	(2,063)
Payments on capital lease obligations	(9)	(30)
Proceeds from affiliate debt	572	4,330
Payment of affiliate debt	(1,544)	—
Payment of debt refinancing costs	—	(929)
Net cash used in financing activities	(10,299)	(4,910)
Effect of foreign exchange rate changes on cash and cash equivalents	418	792
Net decrease in cash and cash equivalents	(5,928)	(7,749)
Cash and cash equivalents, beginning of period	41,972	61,347
Cash and cash equivalents, end of period	$36,044	$53,598
Supplemental disclosure of cash flow information:
Interest paid	$3,006	$12,148
Income tax paid	$897	$1,185

See accompanying notes to the Condensed Combined Financial Statements.

(A carve-out business of Silver II GP Holdings S.C.A.)

CONDENSED COMBINED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(Unaudited)

(in thousands of dollars)	Net Parent Investment	Accumulated Other Comprehensive Income (Loss)	Total Equity
December 31, 2017	$183,880	$(50,776)	$133,104
Net income	7,061	—	7,061
Foreign currency translation	—	10,531	10,531
Changes in net parent investment	(1,419)	—	(1,419)
Changes in pension benefit plans	—	(529)	(529)
March 31, 2018	$189,522	$(40,774)	$148,748

December 31, 2018	$200,713	$(68,805)	$131,908
Net (loss)	(433)	—	(433)
Foreign currency translation	—	971	971
Changes in net parent investment	(5,601)	—	(5,601)
Changes in pension benefit plans	—	2	2
March 31, 2019	$194,679	$(67,832)	$126,847

See accompanying notes to the Condensed Combined Financial Statements.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1.	Nature of Operations and Basis of Presentation

Precision Flow Systems (hereinafter collectively with all its affiliates referred to as the “Company”, “we”, “our” or “PFS”) is a business of Silver II GP Holdings S.C.A (“Parent”). The Company is a leading global manufacturer of highly-engineered, process-critical and technologically advanced pumps, boosters and mixers. These products are often used in oil and gas, chemical, industrial, water and wastewater, and animal health and precision irrigation systems.

The accompanying condensed combined financial statements present the historical condensed combined balance sheets as of March 31, 2019 and December 31, 2018, condensed combined statements of operations and comprehensive income (loss), condensed combined statements of changes in equity (including changes in Net parent investment) and condensed combined statements of cash flows of PFS, which reflect the activities of the PFS operating companies and certain holding companies, primarily Accudyne Industries Acquisition S.à.r.l., Accudyne Industries Borrower S.C.A and Accudyne Industries, LLC, as of and for the periods ended March 31, 2019 and 2018. In the opinion of management, the accompanying condensed combined financial statements contain all adjustments, which include only normal recurring adjustments, necessary to fairly state the condensed combined results for the interim periods presented.

The Company has not historically prepared stand-alone financial statements. These condensed combined financial statements as of March 31, 2019 and 2018, and for the periods then ended, have been prepared on a stand-alone basis derived from the financial statements and related accounting records of Parent and its consolidated affiliates. The accompanying carve-out condensed combined financial statements were prepared for the purpose of providing Ingersoll Rand plc with historical financial information to comply with the rules and regulations of the Securities and Exchange Commission (“SEC”) under Rule 3-05 of Regulation S-X. They reflect the results of operations, financial position, and cash flows of the Company as they were historically managed, and are presented in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). Accordingly, these financial statements have been prepared on a condensed combined basis and Parent’s net investment in these operations is shown in lieu of stockholders’ equity. All intracompany balances and transactions within the Company have been eliminated in the condensed combined financial statements. All transactions between the Company and Parent have been included in these condensed combined financial statements and the total effect of the settlement of these intercompany transactions is reflected in the condensed combined statements of cash flows as a financing activity and in the condensed combined balance sheets within Net parent investment other than certain short and long-term notes with affiliates.

Net parent investment represents the Parent’s historical investment in the Company and includes accumulated net earnings attributable to the Parent, intercompany transactions and direct capital contributions, as adjusted for direct cash investments in PFS, and expense allocations from Parent to PFS. A discussion of the relationship with the Parent, including a description of the costs allocated to the Company, is included in (Note 5 – “Related Parties”).

The condensed combined financial statements include allocations of direct and indirect expenses related to certain support functions that are provided on a centralized basis by the Parent. These expenses have been allocated to the Company on the basis of direct usage when specifically identifiable, with others allocated using reasonable criteria such as employee headcount, estimates of time spent and metric-based allocations.

Management believes the assumptions underlying the condensed combined financial statements, including the assumptions regarding allocation of expenses, are systematic, rational and reasonable. Nevertheless, the condensed combined financial statements may not include all of the actual expenses that would have been incurred by the Company on a stand-alone basis, and may not accurately reflect the Company’s historical financial position, results of operations and cash flows that would have been reported if the Company had been a stand-alone entity during the periods presented. The amounts that would have been or will be incurred on a stand-alone basis could differ from the amounts allocated due to economies of scale, management judgment, or other factors. Management does not believe, however, that it is practicable to estimate what these expenses would have precisely been had the Company operated as an independent entity, or if significant additional expenses would be incurred on a stand-alone basis.

Note 2.	Summary of Significant Accounting Principles

Use of Estimates. The presentation of the condensed combined financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses and related disclosures. Actual results in future periods could differ from those estimates.

Cash and Cash Equivalents. Cash and cash equivalents include cash on hand and short-term cash investments that are highly liquid in nature and have original maturities of three months or less.

Debt Issuance Costs. Debt discount and debt issuance costs related to the senior credit facility are recorded as a reduction in long-term debt. Debt issuance costs associated with the Company’s revolving credit facility, which having never had balances outstanding, are included in other assets, current on the condensed combined balance sheets. Debt issuance costs and discounts are recognized as a component of interest expense over the period the debt is expected to be outstanding, using the effective-interest method.

Product Warranties. Warranties are offered on certain products for various periods of time, primarily ranging from 1 to 4 years. The estimated cost of product warranties are accrued at the time revenue is recognized. Product warranty liability reflects the best estimate of the probable liability under product warranties based on the stated warranty policies and practices, the historical frequency of claims, and the cost to replace or repair products under warranty. Factors that affect the warranty liability include the number of units sold, the length of the warranty, historical and anticipated rates of warranty claims and cost per claim. The adequacy of the recorded warranty liabilities are periodically assessed and adjusted as necessary (See Note 12 – Product Warranties).

Income Taxes The Company has utilized a discrete effective tax rate method, as allowed by ASC 740-270, Income Taxes, Interim Reporting, to calculate taxes for the three months ended March 31, 2019. The discrete method treats the year to date period as if it was the annual period and determines the income tax expense or benefit on that basis. The discrete effective tax rate method provides a reliable estimate for the period ended March 31, 2019.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act made broad and complex changes to the U.S. tax code including, but not limited to, (1) reduction of the U.S. federal corporate tax rate from 35 percent to 21 percent effective January 1, 2018; (2) bonus depreciation that will allow for full expensing of qualified property; (3) a new limitation on deductible interest expense; and (4) limitations on net operating losses generated after December 31, 2017, to 80 percent of taxable income.

Under the Tax Act, net operating loss (“NOL”) deductions arising in tax years beginning after December 31, 2017 can only offset up to 80 percent of future taxable income. The Act also prohibits NOL carrybacks but allows indefinite carryforwards for NOLs arising in tax years beginning after December 31, 2017. Net operating losses arising before January 1, 2018 are accounted for under the previous tax rules that imposed no limit on the amount of taxable income that can be set off using NOLs (except for a 90 percent limit for AMT carryforwards) and can be carried back 2 years and carried forward 20 years.

Revenue Recognition. Revenue is recorded when persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured. Revenue is recorded net of applicable provisions for discounts, returns and allowances. Sales returns are based on historical returns, current trends, and forecasts of product demand. Payments received in advance of delivery are recorded as customer advances. Taxes collected from customers and remitted to governmental authorities are presented on a gross basis.

Foreign Currency. The Company operates in a number of different currencies and, accordingly, is subject to the inherent risks associated with foreign exchange rate movements. The functional currency of the Company is the U.S. dollar. The financial position and results of operations of substantially all the Company’s foreign operating subsidiaries are measured using the local currency as the functional currency. Foreign currency denominated assets and liabilities are translated into U.S. dollars at the exchange rates existing at the respective balance sheet dates, and income and expense items are translated at the average exchange rates during the respective periods. The aggregate effects of translating the balance sheets of these subsidiaries are deferred as a separate component of equity. Transactions denominated in a currency other than the functional currency of a subsidiary are translated into functional currency with resulting transaction gains or losses recorded in other income, net. During the three months ended March 31, 2019 and 2018, the foreign exchange gain (loss) was ($3,462) and $5,458, respectively reported in other (income) expense, net.

Goodwill. Goodwill represents the excess of purchase price of business combinations over the fair value of net assets acquired. Goodwill is not amortized, but is subject to annual impairment testing at the reporting unit level using the guidance and criteria described in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 350, Intangibles—Goodwill. We perform our annual impairment test at October 31 and during interim periods when events or circumstances indicate that the carrying value of goodwill may not be recoverable. In our impairment tests of goodwill, management first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If based on this assessment, management determines that it is more likely than not that the fair value of the reporting unit is not less than its carrying value, then performing the additional two-step impairment test is unnecessary. In a two-step test, to the extent the carrying value of a reporting unit exceeds its estimated fair value, an impairment charge is recognized for the excess of the carrying value of goodwill over its implied fair value based on a hypothetical purchase price allocation (step two). For purposes of impairment testing, we have one reporting unit. (See Note 3 – “Goodwill and Intangible Assets” herein for further discussion regarding impairments of goodwill).

Derivative financial instruments. The Company uses derivative financial instruments such as forward contracts mainly for the purpose of hedging interest rate and currency risks that arise from its operating activities. Derivative financial instruments are measured at fair value upon initial recognition and at each subsequent reporting date, and changes in the fair value of derivative financial instruments are recognized in earnings. The fair value is calculated using standard financial valuation models such as discounted cash flow or option pricing models. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

The Company does not apply hedge accounting.

Refer to Note 2 to the Condensed Combined Financial Statements in our 2018 Annual Report regarding additional significant accounting policies and estimates.

New and Recent Accounting Pronouncements.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. This update requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 one year making it effective for (nonpublic entities) annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2018. The Company is currently evaluating the impact of these combined ASUs.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. The new standard establishes a right-of use (“ROU”) model that requires a lessee to record an ROU asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. Leases for lessees will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for (nonpublic entities) fiscal years beginning after December 15, 2019, and for interim periods beginning after December 15, 2020. A modified retrospective transition approach is required for lessees with capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of this ASU.

In March 2016, FASB issued ASU 2016-06, “Derivatives and Hedging (Topic 815) Contingent Put and Call Options in Debt Instruments (a consensus of the FASB Emerging Issues Task Force).” The amendments in this Update clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments in this Update is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. The amendments in this update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The adoption of this standard had no material impact on the Company’s condensed combined statements of financial position or operations.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” This ASU amends the classification of certain cash receipts and cash payments on the statement of cash flows. This update clarifies guidance on eight specific cash flow areas in which there had previously been diversity in practice. Under previous guidance, cash payments resulting from debt prepayment or extinguishment were to be classified as cash outflows in the operating section of the statement of cash flows. This ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within these fiscal years. This amendment is required to be applied using a retrospective approach. The Company adopted this amendment as of January 1, 2018. The adoption of this update did not have a material impact on the Company’s financial position, results from operations, comprehensive income, cash flows, or disclosures for the periods presented.

In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory.” The new guidance eliminates the exception for all intra-entity sales of assets other than inventory. As a result, a reporting entity would recognize the tax expense from the sale of the asset in the seller’s tax jurisdiction when the transfer occurs, even though the pre-tax effects of that transaction are eliminated in consolidation. Any deferred tax asset that arises in the buyer’s jurisdiction would also be recognized at the time of the transfer. This ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The amendments in this Update should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company adopted this standard effective January 1, 2018. The adoption of this ASU did not have a material impact on the Company’s condensed combined financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force).” The new guidance serves to provide consistency in the reporting of transfers between cash and cash equivalents and restricted cash on the statement of cash flows as well as consistency of the classification of changes within cash flow from operations, financing, and investing. Effectively, the new guidelines provide for the beginning of period and end of period balances to include the total of both the cash and cash equivalents and restricted cash balances. The amendments to existing guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company adopted this standard effective January 1, 2018. The adoption of this ASU did not have a material impact on the Company’s condensed combined financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles – Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment.” The revised guidance eliminates Step 2 of the current goodwill impairment test, which requires a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will instead be measured at the amount by which a reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill. The revised guidance is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted for any annual or interim impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the impact of this ASU.

In March 2017, the FASB issued ASU 2017-07, “Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Pension Cost.” It provides guidance on the presentation of net periodic pension and postretirement benefit cost (“net benefit cost”). Presently, net benefit cost is recorded as a single amount within operating income. The amendment requires bifurcation of the net benefit cost, with the service cost component presented within employee costs in operating income. The revised guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. Disclosures of the nature of and reason for the change in accounting principle are required in the first interim and annual periods of adoption. The amendments are applied retrospectively for the presentation of the service cost component and the other components of net periodic pension cost and net periodic postretirement benefit cost in the income statement and prospectively, on and after the effective date, for the capitalization of the service cost component of net periodic pension cost and net periodic postretirement benefit in assets. The amendments allow a practical expedient that permits an employer to use the amounts disclosed in its pension and other postretirement benefit plan note for the prior comparative periods as the estimation basis for applying the retrospective presentation requirements. Disclosure that the practical expedient was used is required. The Company adopted this standard effective January 1, 2018. The adoption of this ASU did not have a material impact on the Company’s condensed combined financial statements.

In May 2017, the FASB issued ASU 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting,” which amends the scope of modification accounting for share-based payment arrangements. The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. Specifically, an entity would not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. The ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this standard had no material impact on the Company’s condensed combined statements of financial position or operations.

Note 3.	Goodwill and Intangible Assets

Goodwill. As required by “ASC Topic 350 Intangibles – Goodwill and Other,” Goodwill is tested for impairment at the reporting unit level annually as of October 31 and in interim periods whenever events or circumstances indicate that the carrying value may not be recoverable or other impairment indicators are triggered. As part of impairment testing, we initially conduct a qualitative analysis where we determine whether it is more-likely-than-not that the carrying amounts of the reporting unit are not impaired (Step 0). If facts and circumstances indicate that Step 0 is not appropriate or Step 0 fails, then we apply the first step of the two-step impairment testing model. In Step 1, we compare the carrying amount to the fair value of the reporting units. We estimate fair value by equally weighting the results from the income approach and market approach. The significant assumptions used in determining fair value included, but were not limited to, projected financial information, growth rates, terminal value, discount rates, and market data. When the Step 1 test indicates that the carrying values exceed the estimated fair values, Step 2 is conducted to determine the estimated impairment charge, if any, to be recognized. This involves calculating an implied fair value of goodwill for each reporting unit that indicated impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value, an impairment loss is recorded for the excess.

Management determined no triggering event existed during the three months ended March 31, 2019 and 2018; thus, we concluded goodwill and related intangible assets were not impaired.

The changes in the carrying amount of goodwill are as follows:

	Goodwill	Impairments	Net
Balance at January 1, 2018	$395,821	$(57,470)	$338,351
Foreign exchange change	(8,637)	1,359	(7,278)
Balance at December 31, 2018	387,184	(56,111)	331,073
Foreign exchange change	1,271	(261)	1,010
Balance at March 31, 2019	$388,455	$(56,372)	$332,083

Intangible Assets. Identifiable intangible assets are comprised of the following:

		March 31, 2019			December 31, 2018
	Estimated Life	Gross Amount	Accumulated Amortization and Foreign Exchange	Net	Gross Amount	Accumulated Amortization and Foreign Exchange	Net
Amortized:
Patents	9	$4,702	$(3,709)	$993	$4,688	$(3,587)	$1,101
Trademarks	20	56,428	(24,066)	32,362	56,273	(23,063)	33,210
Customer relationships and other	18	466,668	(270,473)	196,195	465,325	(260,195)	205,130
Total		$527,798	$(298,248)	$229,550	$526,286	$(286,845)	$239,441

Amortization expense was $10,390 and $11,941 and for the three months ended March 31, 2019 and 2018, respectively.

Note 4.	Inventories

Inventory balances consisted of the following:

	March 31, 2019	December 31, 2018
Raw materials	$31,609	$27,552
Work in process	7,110	6,296
Finished goods	10,569	12,143
Total Inventory	$49,288	$45,991

As of March 31, 2019 and December 31, 2018, the Company had reserves of $6,248 and $5,426, respectively, related to excess and obsolete inventory.

Note 5.	Related Parties

The Company has historically operated within a consolidated group and not as a stand-alone company. Accordingly, certain expenses represent shared costs that have been charged to the Company or allocated to the Company from the Parent. These amounts include, but are not limited to, items such as general management and executive oversight, costs to support the Company’s information technology infrastructure, facilities, compliance, human resources, marketing, legal and finance functions, professional fees, the Parent’s benefit plan administration, risk management, stock-based compensation administration, and procurement. Additionally, the Company was allocated expenses related to certain business insurance, medical insurance and benefit plan programs the Parent administered on behalf of the Company. These corporate allocations are primarily based on variants of two major utilization measures: 1) employee headcount and 2) estimate of time spent. In addition, the Company allocated interest expense on third-party debt to its affiliates.

The condensed combined balance sheets reflect those assets and liabilities that represent the historical financial position of the Company. All interest expense associated with the third-party debt has been included in the condensed combined statements of operations and comprehensive income, however it is partially offset by interest income from affiliates based upon an EBITDA percentage allocation methodology that reflects the Company’s respective portion of the Parent’s bank financing.

Generally, such amounts have been deemed to have been paid by the Company in the year incurred by the Parent. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the related expenses attributable to the Company for purposes of these condensed combined financial statements; however, the expenses reflected in these condensed combined financial statements may not be indicative of the actual expenses that would have been incurred during the period presented if the Company had operated as a separate stand-alone entity. The following table summarizes allocated direct and indirect expenses reflected in the condensed combined statement of operations:

The following table summarizes allocated direct and indirect expenses reflected in the condensed combined statements of operations and comprehensive income for the years ended March 31, 2019 and 2018:

	March 31, 2019	March 31, 2018
Cost of sales	$514	$482
Selling, general and administrative	3,618	5,099
Total related party costs	$4,132	$5,581

The following table sets forth the amounts of affiliate receivables and payables based on the normal course of business transactions:

	March 31, 2019	December 31, 2018
Accounts receivable with affiliates	$2,754	$4,983
Long-term notes with affiliates	$226,689	$227,320
Short-term note payable with affiliates	$25,707	$27,290

The Company has two long-term notes from affiliates with seven year terms from December 13, 2012. The notes carry interest rates of 6.0% and 7.8%, paid annually until maturity. In addition, the Company allocates interest expense to its affiliates associated with its third-party debt. The total interest income received from affiliates is based on an EBITDA allocation methodology which reflects the affiliates’ respective portion and usage of the Company’s third-party debt financing. The Company recognized interest income from affiliates of $5,593 and ($3,079) for the three months ended March 31, 2018 and 2017, respectively, of which, ($1,327) and $1,696, respectively, related to interest expense allocated.

In addition, the Company had interest expense to affiliates associated with its short-term obligations of $139 and $158 for the three months ended December 31, 2018 and 2017, respectively.

All amounts are presented within Interest expense, net in the condensed combined statements of operations and comprehensive (loss).

Note 6.	Accrued Liabilities
	March 31, 2019	December 31, 2018
Accrued salaries, wages and employee benefits	$12,369	$18,966
Accrued commissions	1,399	1,686
Accrued service and warranty costs	1,644	1,606
Accrued accounting and legal fees	1,149	1,228
Capital lease, current portion	21	15
Income tax liability	415	332
Accrued property, sales and use taxes	1,581	1,717
Other liabilities	3,852	3,051
	$22,430	$28,601

Other liabilities primarily consist of information technology related fees, pension liability accruals, contract performance accruals, and various miscellaneous accruals. None of these items on an individual basis are significant to require an individual line item disclosure.

Note 7.	Income Taxes

The Company has historically been included in certain of the Parent’s international and U.S. federal, state and local income tax returns, and as part of a unitary group/combined returns in relevant states. For purposes of these condensed combined financial statements, income taxes related to the Company have been presented as if it were a separate stand-alone taxpayer. Under this approach, the Company determines its current tax liability, deferred tax assets and liabilities, and related tax expense as if it were filing separate tax returns in each tax jurisdiction as a stand-alone entity. Tax attributes such as U.S. net operating loss carryovers have been allocated to the Company based on specific identification for the opening period adjusted for current year activity computed using the separate return approach. These attributes, although disclosed herein, may not be the same as those transferred in certain transactions.

As of each reporting date, we consider both positive and negative evidence that could impact our view with regard to future realization of deferred tax assets. As of the March 31, 2019 reporting date, management in its judgment concluded it is more likely than not that the benefit for its U.S. and certain foreign deferred tax assets will not be realized. In recognition of this risk, we continue to provide a valuation allowance on the deferred tax assets in these jurisdictions.

The Company has utilized a discrete effective tax rate method, as allowed by ASC 740-270, Income Taxes, Interim Reporting, to calculate taxes for the three months ended March 31, 2018. The discrete method treats the year to date period as if it was the annual period and determines the income tax expense or benefit on that basis. The discrete effective tax rate method provides a reliable estimate for the period ended March 31, 2019.

For the three months ended March 31, 2019, there was income tax expense of $2,217. The tax expense is attributable to the discrete computation discussed above and additional U.S. valuation allowance recorded in connection with the tax amortization of indefinite lived intangible assets that generally cannot serve as an offset of deferred tax assets (known as a “naked credit”).

For the three months ended March 31, 2018, there was income tax expense of $1,529. The tax expense is attributable to the discrete computation discussed above as well as an additional U.S. valuation allowance recorded in connection with the tax amortization of indefinite lived intangible assets that generally cannot serve as an offset of deferred tax assets (known as a “naked credit”). The naked credit resulted in approximately $1,413 of additional non-cash income tax expense over the remainder of the calendar year.

Note 8.	Employee Benefit Plans

The Company sponsors numerous employee benefit plans, which certain employees of the Company participate in as discussed below.

Employee Savings Plans. The Parent sponsors and contributes to a defined contribution employee savings plan. In prior periods, certain employees were also eligible to receive profit sharing contributions under a defined contribution plan. Contributions to employee savings plans were $237 and $217 for the three months ended March 31, 2019 and 2018, respectively.

Pension Plans. We sponsor various unfunded foreign defined benefit pension plans that cover certain employees. Our plans use a December 31 measurement date consistent with the fiscal year. Plan benefits comply with requirements in place at each business jurisdiction and are generally based on an employee’s years of service and compensation.

The components of the net periodic pension cost are as follows:

	For the Three Months Ended
	March 31, 2019	March 31, 2018
Pension Benefits:
Service cost	$74	$76
Interest cost	22	22
Expected return on plan assets	—	—
Net periodic pension cost-employer	$96	$98

Estimated Future Contributions and Benefit Payments

The Company expects to make no contributions to the Company’s foreign defined benefit pension plans in 2019. Contributions do not reflect benefits to be paid directly from corporate assets.

Benefit payments, including amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows: $46 in 2019, $33 in 2020, $139 in 2021, $318 in 2022, $150 in 2023 and $1,666 from 2024 through 2028.

Note 9.	Financial Instruments

The Company enters into derivative instruments for risk management purposes only, which are used as economic hedges. We operate internationally and, in the normal course of business, are exposed to fluctuations in foreign exchange rates. These fluctuations can increase the costs of financing, investing and operating the business. We have used derivative instruments, which are primarily forward contracts and interest rate swaps to manage certain foreign currency exposures and variable interest rate volatility, respectively.

By their nature, all financial instruments involve market and credit risks. We limit counterparty exposure and concentration of risk by diversifying counterparties. While there can be no assurance exposure to risk is eliminated, the Company does not anticipate any material non-performance by any of these counterparties.

Interest Rate Swap Contracts. In November 2017, we entered into an interest rate swap with an initial notional value of $620,000 designed to convert a portion of our floating rate debt from floating to fixed when LIBOR exceeds 1.00%. The interest rate swap contracts are not accounted for as cash flow hedges. Changes in the fair value of these contracts are recorded as interest expense in the period in which they occurred. The effect on the condensed combined statements of operations and comprehensive income from interest rate swap contracts not designated as hedging instruments was a loss of ($2,578) and a gain of $5,286 as of March 31, 2019 and 2018, respectively.

The following table summarizes the fair value of derivative instruments as of March 31, 2019 and December 31, 2018:

	Asset Derivatives			Liability Derivatives
		March 31, 2019	December 31, 2018		March 31, 2019	December 31, 2018
	Balance Sheet Location	Fair Value	Fair Value	Balance Sheet Location	Fair Value	Fair Value
Derivatives not designated as hedging instruments
Foreign exchange contracts		$—	$—	Accrued liabilities	$219	$219
Interest rate swap contracts	Current assets	$1,930	$3,232		$—	$—
Interest rate swap contracts	Long-term assets	$180	$1,456		$—	$—
Total		$2,110	$4,688		$219	$219

Fair Value Disclosure. The Fair Value Measurements and Disclosure Topic of the FASB ASC defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The Topic indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability, and defines fair value based upon an exit price model.

Valuation Hierarchy. The Fair Value Measurements and Disclosure Topic of the FASB ASC establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from or corroborated by observable market data through correlation. Level 3 inputs are unobservable inputs based on the Company’s assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of March 31, 2019:

	Total Carrying Value	Quoted price in active markets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Derivative asset	$2,110	$—	$2,110	$—
Derivative liability	219	—	219	—
Note 10.	Long-Term Debt

Outstanding amounts under the Company’s long-term financing arrangements consist of the following:

	March 31, 2019	December 31, 2018
Senior Secured Credit Facility, matures 2024	$732,875	$732,875
Less: original issue discount	(6,465)	(6,763)
Less: debt issuance costs	(3,746)	(3,915)
Total debt, net	$722,663	$722,197

As of December 31, 2018, the Company had paid $90,063 of principal payments on its Senior Secured Credit Facility. As such, all required payments through 2023 have been satisfied and there is no debt obligation related to the term loan classified as a current liability at March 31, 2019 and December 31, 2018. Interest expense for debt related items reported in Interest expense, net was $12,386 and $6,635 for March 31, 2019 and 2018, respectively.

Senior Secured Credit Facility

On August 18, 2017, the Company entered into a Senior Secured Credit Facility, consisting of a term loan facility (the “Term Loan Facility”) of $825,000 and a revolving credit facility (the “Revolver”) of $170,000.

The Term Loan Facility consists of a term loan of $825,000, which was used to fund, in part, repayment of the Company’s Prior Facility and Senior Notes (collectively the “Prior Financing Agreements”). At the time of the termination of the Prior Facility, all liens and other security interests that we had granted to the lenders under the Prior Facility were released. The refinancing of the Prior Facility was evaluated in accordance with FASB Accounting Standards Codification 470-50, Debt-Modifications and Extinguishments, for modification and extinguishment accounting. The refinancing involved multiple lenders who were considered members of a loan syndicate. The Company accounted for the refinancing as a debt modification with respect to amounts that remained obligations of the same lender in the syndicate with minor changes of less than 10% in cash flows and as a debt extinguishment with respect to amounts that were obligations of lenders that exited the syndicate or remained in the syndicate but experienced a change in cash flows of at least 10%.

The Company is required to make scheduled quarterly payments of 0.25% of the original principal amount of the Term Loan Facility, with the balance due and payable on the seventh anniversary of its incurrence. However, due to the voluntary prepayments the required principal payments are not required until June 30, 2022. Interest on the Term Loan Facility is calculated at a rate equal to 3.75% plus the London Interbank Offered Rate (“LIBOR”), with LIBOR subject to a floor of 1.00%.

The Company’s obligations under the Term Loan Facility are secured by liens and security interests in substantially all the Company’s assets, subject to certain exceptions. The Term Loan Facility provides that, upon the occurrence of certain events of default, our obligations thereunder may be accelerated and the lending commitments terminated. Such events of default include payment defaults to the lenders, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgments, material ERISA/pension plan events, certain change of control events and other customary events of default.

The Senior Secured Credit Facility contains affirmative and negative covenants:

•	The affirmative covenants include but are not limited to, delivery of financial and other information to the administrative agent, notice to the administrative agent upon the occurrence of certain material events, preservation of existence, payment of material taxes and other claims, maintenance of properties and insurance, maintenance of books and records, access to properties and records for inspection by administrative agent and lenders, compliance with applicable laws and regulations, including environmental laws, further assurances and provision of additional collateral and guarantees.
•	The negative covenants include, but are not limited to, restrictions on our restricted subsidiaries’ ability to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, pay dividends, sell or otherwise transfer assets, optionally prepay or modify terms of certain junior indebtedness, enter into transactions with affiliates, or change our fiscal year. We are required to maintain a maximum first-lien net leverage ratio, tested on a quarterly basis at any time when 35% or more of the Revolver is utilized (including outstanding letters of credit (that have not been cash collateralized pursuant to the terms of our credit agreement) excluding undrawn letters of credit up to a maximum of $75,000) at the end of a fiscal quarter. A breach of such financial maintenance covenant will only result in an event of default under the Term Loan Facility if the lenders under the Term Loan Facility have terminated their commitments, and accelerated any outstanding amounts thereunder. Upon the occurrence of a change of control, the Term Loan Facility will default.

We may voluntarily prepay loans or reduce commitments under the Term Loan Facility, in whole or in part, subject to minimum amounts. In connection with any repricing event as defined by the agreement, the Company will pay a premium in an amount equal to 1.00% of the principal amount of Term Loans prepaid. We must prepay the Term Loan Facility with the net cash proceeds of certain asset sales, casualty and condemnation events, the incurrence or issuance of indebtedness (other than indebtedness permitted to be incurred under the Term Loan Facility unless specifically incurred to refinance a portion of the Term Loan Facility) and 50% of excess cash flow, as defined by the agreement (such percentage to be reduced to 25% and 0% upon achievement of certain first-lien net leverage ratios), in each case, subject to certain reinvestment rights and other exceptions.

The Company has access to $170,000 of commitments under its Revolver. The Revolver includes an Ancillary Facility of $40,000 to be utilized for issuance of standby letters of credit or bank guarantees. We intend to use future borrowings under our Revolver to fund working capital and for other general corporate purposes, including permitted acquisitions and other investments. Our ability to draw under the Revolver or issue letters of credit thereunder is conditioned upon, among other things, delivery of required notices, accuracy of the representations and warranties contained in the credit agreement governing the Term Loan Facility and the absence of any default or event of default under the Term Loan Facility.

The Revolver has a term of five years and any outstanding principal and accrued but unpaid interest is due and payable in full at maturity. The Revolver can be paid prior to maturity in whole or in part at the Company’s option without penalty or premium.

The following fees are applicable under the Revolver: (i) an unused line fee of 0.50% per annum with respect to the unused portion of the Revolver; (ii) a per annum letter of credit participation fee on the aggregate stated amount of each letter of credit available to be drawn equal to the applicable margin for Eurocurrency rate loans; (iii) a letter of credit fronting fee equal to 0.125% per annum on the daily amount of each letter of credit available to be drawn; and (iv) certain other customary fees and expenses. The interest rate on the Revolver for utilized capacity is calculated at a rate equal to LIBOR plus a 3.75% margin. The Ancillary Facility interest rate for utilized capacity is calculated at a rate of 3.50%.

As of March 31, 2019, the Company had no outstanding amounts under the Revolver, but had utilized $21,808 of capacity by the issuance of performance-related guarantees and letters of credit under the Ancillary Facility. As of March 31, 2019, we had additional capacity under the Ancillary Facility of $18,192 and $130,000 available under the Revolver. We were not required to maintain a maximum first-lien net leverage ratio per the negative covenants of our Term Loan Facility described above.

On February 28, 2018, the Company entered into an amendment to its Credit Agreement, dated August 18, 2017, with Morgan Stanley Senior Funding, Inc. and the other lenders party thereto. The amendment lowers the interest rate margin on term loans from 3.75% to 3.25% for Eurocurrency Rate Loans and from 2.75% to 2.25% for Base Rate Loans, in each case with a further 0.25% reduction when the Consolidated Total Net Leverage Ratio is less than 4.25:1:00. The interest rate margin on revolving loans remains unchanged. We capitalized $929 of related expense which will be amortized over the life of the credit agreement as interest expense.

Debt issuance costs

In connection with the Senior Secured Credit Facility, the Company capitalized an aggregate of $8,449 in original issue discount related to the Term Loan Facility and $3,889 related to direct issuance expenses such as legal, accounting and other third-party fees. The original issue discount and direct issuance expenses are reported as a direct reduction to the face amount of the debt. The amortization of these capitalized financing costs is recorded in interest expense in the amount of $479 and $456 for the three months ended March 31, 2019 and 2018, respectively.

The Company capitalized $1,075 related to direct issuance expenses associated with the Revolver. These capitalized financing costs are amortized using the effective interest rate method proportionately over the term of the arrangement on a lender by lender basis.

Note 11.	Commitments and Contingent Liabilities

Legal. The Company is a defendant in lawsuits associated with the normal conduct of its business and operations. It is not possible to predict the outcome of the pending actions, and, as with any litigation, it is possible that some of these actions could be decided unfavorably. Management believes that there are meritorious defenses to these actions and that these actions will not have a material adverse effect upon our results of operations, cash flows or financial condition, and, where appropriate, these actions are being vigorously contested. We accrue for liabilities associated with those matters that are probable and can be reasonably estimated. The most likely settlement amount to be incurred is accrued based upon a range of estimates. Where no amount within a range of estimates is more likely than another, then we accrue the minimum amount. As of March 31, 2019 and 2018, the Company had $151 and $154, respectively of legal reserves relating to such matters.

Environmental. Our operations are subject to environmental regulation by federal, state and local authorities in the United States, and regulatory authorities with jurisdiction over the Company’s foreign operations. As of March 31, 2019 and 2018, the Company has recorded environmental reserves relating to such matters of $1,733 and $1,807, respectively.

Long-Term Incentive Plan. The Parent maintains a contingent Long Term Incentive Plan (“LTIP”) for certain employee participants, including the Company. Each participant’s right to receive a payment under the Plan (an “Award”) is earned over a program period of three years, based on the attainment of specified performance goals as set forth in an individual Participation Agreement (the “Performance Goals”). The LTIP payment is contingent based upon the later occurrence of a) the completion of the annual audit for the last year of the performance period or b) a liquidity event, and is adjusted by a return on investment multiplier. The LTIP generally requires employment on and as of the Payment date. Awards are forfeited for terminated employees, whether voluntary or involuntary, or employees who are not employed on a Payment date more than 7 years after the grant date. The Company’s current vested contingent exposure under the LTIP ranges from zero (in the absence of a liquidity event or failure to achieve a specified minimum return on investment to the principal shareholders) to a maximum of $6,703. As of March 31, 2019, no liquidity event that meets the required return for an LTIP payment has occurred, and therefore no amounts were accrued in the accompanying condensed combined balance sheets.

Other. We also have other commitments and contingent liabilities arising out of the normal course of business. Management believes that resolution of any of these matters will not have a material adverse effect upon our financial condition, results of operations, or cash flows.

Note 12.	Product Warranties

The changes in the carrying amount of our current and noncurrent service and product warranty liabilities as of March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018
Beginning balance	$1,997	$1,829
Warranties issued	576	1,740
Settlements made	(503)	(1,572)
Ending balance	$2,070	$1,997
Note 13.	Subsequent Events

On February 6, 2019, Silver II GP Holdings SCA, PFS’s ultimate parent, entered into a binding agreement to sell the PFS business to Ingersoll-Rand plc. On May 15, 2019, the transaction closed for the purchase price of $1,460,000, net of cash acquired.

On August 7, 2019, the parties agreed to a working capital settlement resulting in an additional purchase price of $1,100.

No other significant subsequent events have been identified through September 30, 2019 the date the financial statements were issued.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Gardner Denver’s second amended and restated certificate of incorporation provides for this limitation of liability. Gardner Denver has entered into indemnification agreements with Gardner Denver’s directors that provide for Gardner Denver to indemnify them to the fullest extent permitted by Delaware law.

Section 145 of the DGCL provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.

Section 145 of the DGCL further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145 of the DGCL.

Gardner Denver’s amended and restated bylaws provide that Gardner Denver must indemnify, and advance expenses to, Gardner Denver’s directors and officers to the full extent authorized by the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of Gardner Denver’s second amended and restated certificate of incorporation, Gardner Denver’s amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding the foregoing, Gardner Denver shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by the board of directors pursuant to the applicable procedure outlined in the amended and restated bylaws.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Gardner Denver maintains standard policies of insurance that provide coverage (1) to Gardner Denver’s directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to Gardner Denver with respect to indemnification payments that Gardner Denver may make to such directors and officers.

Item 21.	Exhibits and Financial Statements Schedules
(a)	See Exhibit Index attached hereto and incorporated herein by reference.
(b)	Not applicable.
(c)	Not applicable.
Item 22.	Undertakings
(a)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(b)	The undersigned registrant undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(c)	The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(d)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(e)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(f)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [Milwaukee, Wisconsin], on the [•] day of [•], 2019.

GARDNER DENVER HOLDINGS, INC.

By:
	Name:	Vicente Reynal
	Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Vicente Reynal, Neil D. Snyder and Andrew Schiesl, and each of them, any of whom may act without joinder of the other, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign and to file any or all amendments to this registration statement, including post-effective amendments to this registration statement, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed on the [•] day of [•], 2019, by the following persons in the capacities indicated below:

Signature	Title

Chief Executive Officer and Director (principal executive officer)
Vicente Reynal

Vice President and Chief Financial Officer (principal financial officer)
Neil D. Snyder

Vice President and Corporate Controller (principal accounting officer)
Michael J. Scheske

Director
John Humphrey

Director
Joshua T. Weisenbeck

Director
Brandon F. Brahm

Director
William P. Donnelly

Director
Marc E. Jones

Director
Nickolas Vande Steeg

Director
Peter M. Stavros

Director
Elizabeth Centoni

Director
William E. Kassling

Director
Michael V. Marn

EXHIBIT INDEX

Exhibit Number	Description
2.1
Agreement and Plan of Merger, dated as of April 30, 2019, by and among Ingersoll-Rand plc, Gardner Denver Holdings, Inc., Ingersoll-Rand U.S. HoldCo, Inc. and Charm Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ingersoll-Rand plc on May 6, 2019).†

2.2
Separation and Distribution Agreement, dated as of April 30, 2019, by and between Ingersoll-Rand plc and Ingersoll-Rand U.S. HoldCo, Inc. (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Ingersoll-Rand plc on May 6, 2019).†

5.1	Form of Opinion of Simpson Thacher & Bartlett LLP as to the shares of common stock issued by Gardner Denver Holdings, Inc.**
8.1	Form of Opinion of Simpson Thacher & Bartlett LLP as to certain tax matters.**
8.2	Form of Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to certain tax matters.**
8.3	Form of Opinion of Arthur Cox as to certain Irish tax matters.**
10.1	Form of Employee Matters Agreement, by and among Ingersoll-Rand plc, Ingersoll-Rand U.S. HoldCo, Inc. and Gardner Denver Holdings, Inc.**
10.2
Form of Tax Matters Agreement, by and among Ingersoll-Rand plc, Ingersoll-Rand Lux International Holding Company S.à r.l., Ingersoll-Rand Services Company, Ingersoll-Rand U.S. HoldCo, Inc. and Gardner Denver Holdings, Inc.**

10.3	Form of Real Estate Matters Agreement, by and between Ingersoll-Rand plc and Ingersoll-Rand U.S. HoldCo, Inc.**
10.4	Form of Intellectual Property Matters Agreement, by and among Ingersoll-Rand plc, Ingersoll-Rand U.S. HoldCo, Inc. and Gardner Denver Holdings, Inc.**
21.1	Subsidiaries of Gardner Denver Holdings, Inc.**
23.1	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.1).**
23.2	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1).**
23.3	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 8.2).**
23.4	Consent of Arthur Cox (included in Exhibit 8.3).**
23.5	Consent of Deloitte & Touche LLP relating to the audited financial statements of Gardner Denver Holdings, Inc.**
23.6	Consent of PricewaterhouseCoopers LLP relating to the audited financial statements of the Industrial Business of Ingersoll-Rand plc**
23.7	Consent of PricewaterhouseCoopers LLP relating to the audited financial statements of the Precision Flow Systems business of Silver II GP Holdings S.C.A.**
24.1	Power of Attorney (included on signature page).*
99.1	Form of proxy card for the special meeting of stockholders of Gardner Denver Holdings, Inc.**
99.2	Opinion of Robert W. Baird & Co. Incorporated (attached as Annex C to the proxy statement/prospectus-information statement which is a part of this Registration Statement).**
99.3	Consent of Robert W. Baird & Co. Incorporated**
*	Filed herewith
**	To be filed by amendment
†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant will furnish the omitted schedules to the Securities and Exchange Commission upon request by the Commission.